Form 20-F
period 2002-12-31
BUFFALO GOLD LTD
filed 2003-05-21
CIK 1090053

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number: 0-30150

Buffalo Gold Ltd.

(Exact name of Company as specified in its charter)

Not applicable

(Translation of Company′s name into English)

Province of Alberta, Canada

(Jurisdiction of incorporation or organization)

Suite 880, 609 Granville Street, Vancouver, B.C., Canada, V7Y 1G5

(Address of principal executive offices)

Page 1 of 68 Pages

The Exhibit Index is located on Page 68

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer′s classes of capital or common stock as of the close of the period covered by the annual report.

3,552,480

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No _________

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 X Item 18 _________

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes _________ No __________ Not Applicable X

The information set forth in this Annual Report on Form 20-F is as at December 31, 2002 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada. Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 15 to the accompanying Financial Statements of the Company.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements. Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications. See "Risk Factors" for other factors that may affect the Company′s future financial performance.


SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

Page No.
GLOSSARY OF MINING TERMS PART I		8 12

ITEM 1. ITEM 2. ITEM 3. A. B. C. D.

IDENTITY OF DIRECTORS,SENIOR MANAGEMENT AND ADVISORS

OFFER STATISTICS AND EXPECTED TIMETABLE

KEY INFORMATION
Selected Financial Data
Capitalization and Indebtedness
Reasons For The Offer and Use of Proceeds
Risk Factors
History of Net Losses; Accumulated Deficit; Lack of Revenue
From Operations
Additional Funding Requirements; Uncertainty of Additional Financing

Possible Loss of Interest in Exploration Property
Exploration Activities Inherently Risky
Company at Exploration Stage Only; Limited Experience with
Development Stage Mining Operations
Controlled Market for Diamonds
Competition
Conflicts of Interes
Stock Subject to Penny Stock Rules
Environmental and Other Regulatory Requirements
Dividends
Company′s Officers and Directors Resident Outside U.S.;
Potential Unenforceability of Civil Liabilities and Judgments
If the Company is Unable to Successfully Develop and Subsequently
Generate Sufficient Cash Flow from its Properties, the Company
Could be Treated as a Passive Foreign Investment Company
for U.S. Tax Purposes, Possibly Resulting in Additional Taxes
to Its U.S. Stockholders and Less Liquidity for the Stock

12 12 12 12 14 14 14 14 14 15 15 15 16 16 16 16 17 18 18 18
ITEM 4. A B. C. D.

INFORMATION ON THE COMPANY
History and Development of the Company
Operations of the Company′s Predecessor Company,
TLT Resources Ltd.
Acquisition of the Mineral Interests in the Province of Alberta, Canada
Agreement with Big Sky Mining Canada Ltd.
Business Overview
Organizational Structure
Property Plants and Equipment
Alberta Diamond Properties
Calling Lake Property, Alberta
Title
Location, Access & Physiography
Exploration History
Exploration - Recent Results
Regional and Local Geology
Varlaam Property, Alberta
Title
Location, Access & Physiography
Exploration History
Exploration - Recent Results
Regional and Local Geology
Chain Lakes Property, Alberta
Proposed Exploration

18 18 19 20 22 23 23 23 23 25 25 28 29 30 33 34 34 36 36 36 37 37 37
ITEM 5. A. B. C. D.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Operating Results
Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended
December 31, 2001
Fiscal Year Ended December 31, 2001 Compared to Fiscal Year Ended
December 31, 2000
Fiscal Year Ended December 31, 2000 Compared to Fiscal Year Ended
December 31, 1999

Liquidity and Capital Resources
December 31, 2002 Compared to December 31, 2001
December 31, 2001 Compared to December 31, 2000
December 31, 2000 Compared to December 31, 1999
Material Differences between Canadian and U.S. Generally Accepted
Accounting Principles
Outlook
Research and Development, Patents and Licenses, etc.
Trend Information

37 37 37 38 38 39 39 40 40 41 41 42 42
ITEM 6. A. B. C. D. E.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
Compensation
Cash and Non-Cash Compensation - Executive Officers and Directors
Option Grants in Last Fiscal Year
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End
Option Values
Defined Benefit or Actuarial Plan Disclosure
Termination of Employment, Change in Responsibilities and Employment Contracts
Directors
Board Practices
Employees
Share Ownership

42 42 43 43 44 44 44 44 44 46 46 46

ITEM 7. A. B. C. ITEM 8. A. B. ITEM 9. A. B. C. D. E. F.

MAJOR SHAREHOLDERS AND RELATED PARTY
TRANSACTIONS
Major Shareholders
Related Party Transactions
Interests of Experts and Counsel

FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
Significant Changes

THE OFFER AND LISTING
Offer and Listing Details
Plan of Distribution
Markets
Selling Shareholders
Dilution
Expenses of the Issue

47 47 48 48 48 48 49 49 49 49 50 50 50 50
ITEM 10. A. B. C. D. E. F. G. H. I.

ADDITIONAL INFORMATION
Share Capital
Memorandum and Articles of Association
Material Contracts
Exchange Controls
Taxation
Material Canadian Federal Income Tax Consequences
Dividends
Capital Gains
Material United States Federal Income Tax Consequences
U.S. Holders
Distributions on Common Shares of the Company
Foreign Tax Credit
Information Reporting and Backup Withholding
Disposition of Common Shares of the Company
Currency Exchange Gains or Losses
Other Considerations
Foreign Personal Holding Company
Foreign Personal Holding Company
Foreign Investment Company
Passive Foreign Investment Company
Controlled Foreign Corporation
Dividends and Paying Agents
Statements by Experts
Documents on Display
Subsidiary Information

50 50 50 42 52 54 54 55 55 56 56 57 57 58 58 58 59 59 59 59 59 61 61 61 62 62
ITEM 11. PART II ITEM 12.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	62 62 62
ITEM 13. ITEM 14. ITEM 15. PART III ITEM 17. ITEM 18. ITEM 19.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS CONTROLS AND PROCEDURES FINANCIAL STATEMENTS FINANCIAL STATEMENTS EXHIBITS	62 62 62 63 63 63 63
SIGNATURES CERTIFICATIONS EXHIBIT INDEX	65 66 68

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

AGS:	Alberta Geological Society.
Archean Cratons:	Blocks of ancient continental crust which have not been significantly reworked since their formation 2.5 billion years ago or earlier.
chromite:	A brownish black to iron black mineral belonging to the Spinel group and commonly found in kimberlite.
Churchill Structural Province:	A region of Archean age continental crust which makes up the Canadian shield, comprised of two structurally distinct sub provinces called the Rae and Hearne structural provinces.
clastic:

A geologic descriptive term used to describe sedimentary rocks consisting of fragments of pre-existing rocks that have been moved individually from their places of origin. Sandstone is a common variety of clastic sedimentary rock.

Dawson and Stephens:

Geologists, J. B. Dawson and W. E. Stephens who, while at the University of St. Andrews, Fife, Scotland, developed a classification system which identified 12 chemically distinct varieties of pyrope garnets recovered from known kimberlite occurrences and, in 1975, published a paper titled "The Statistical Classification of Garnets from Kimberlite and Associated Xenoliths".

DIM:	Diamond indicator minerals, a term used to describe minerals which are common constituents of kimberlites.
diopside:	A white to green mineral of the clinopyroxene group. It occurs in some metamorphic and mantle derived igneous rocks.
eclogite:	A granular rock composed essentially of garnet and sodic pyroxene. Rutile, kyanite and quartz are generally present.
eclogitic garnets:	Garnets with elevated levels of sodium and titanium, occurring in eclogitic rocks or crystallized in an eclogitic environment.
g/t:	Grams per tonne.
garnets:

Garnets are a group of silicate minerals which commonly occur in igneous or metamorphic rocks. Variations in garnet chemistry result in different varieties such as almandine (Fe-Al), andradite (Ca-Fe), grossular (Ca-Al), pyrope (Mg-Al), spessartine (Mn-Al), uvarovite (Ca-Cr), and goldmanite (Ca-V). Each of these varieties has their own unique characteristics (i.e., colour) as a result of the different physical and chemical environments in which they have crystallized.

GSC:	Geological Survey of Canada.

Gurney′s G10 Pyrope Garnets:

A variety of high magnesium, low calcium pyrope garnet classified by Dr. John Gurney in 1984. Gurney′s G10 pyrope garnets are a diagnostic mineral component of garnet harzburgite, considered to be one of the principal source rocks for diamonds in the upper mantle.

Hearne Subprovince:	One of two structurally distinct regions of Archean age continental crust in the Canadian shield, that comprises the Churchill Structural Province.
harzburgite:

A type of peridotite comprised chiefly of olivine and orthopyroxene. Varieties include garnet harzburgite and spinel or chromite harzburgite, two of the principal source rocks for diamonds in the upper mantle.

hectare:	A square of 100 metres on each side.
igneous rock:	Rock which has solidified from a magma, molten or partially molten material.
ilmenite:	An iron black mineral. Magnesium rich ilmenite is a common constituent of kimberlite.
kimberlite:

A volatile, rich, potassic, ultrabasic hybrid igneous rock considered to be the principal host rock for diamonds. The magmas from which kimberlites crystallize are derived from peridotitic and eclogitic regions of the upper mantle. These magmas can be transported upward from the upper mantle through deep seated structures in the earth′s crust forming either intrusive dykes or sills or explosively erupting on surface forming carrot shaped kimberlitic pipes or diatremes. As kimberlite magma travels to the surface it may incorporate bits and pieces of rock or crystals (xenoliths and xenocrysts) resulting in a hybrid, complex and often variable mineralogy. When kimberlitic magmas pass through diamond bearing regions of the upper mantle they may incorporate economically significant concentrations of diamonds.

kimberlitic magma:	The primary molten or partially molten material that solidifies to form kimberlite rock.
LandSat:	An unmanned earth orbiting NASA satellite that transmits multispectral images to earth based receiving stations.
lherzolite:	A type of peridotite comprised chiefly of olivine, orthopyroxene and clinopyroxene. Varieties include garnet lherzolite which ofter occurs as xenoliths in kimberlite.
magmas:	Naturally occurring molten rock material, generated within the earth and capable of intrusion and extrusion, from which igneous rocks have been derived through solidification and related processes.
mantle:	The zone of the earth below the crust and above the core, which is divided into the upper mantle and lower mantle.
mineral deposit of diamondiferous material:

A mineral body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average carats of diamonds. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

mineralization:	The concentration of metals and their chemical compounds within a body of rock.
olivine:	An olive green, grayish green, or brown group of silicate minerals. A variety of olivine, forsterite, is a common consituent of kimberlite.
ore:	Ore is considered to be synonymous with reserves.
peridotite:

A group of coarse-grained plutonic rock comprised chiefly of olivine with or without other mafic minerals such as pyroxenes, amphiboles, or micas and containing little or no feldspar. General varieties of peridotite include harzburgite, lherzolite, dunite and wehrlite.

phlogopite:	A magnesium rich mica mineral.
picroilmenite:	Magnesium rich ilmenite.
pyroclastic:	Clastic rock material produced by explosive or aerial ejection of material from a volcanic vent.
pyrope garnet:	The magnesium-aluminum end-member of the garnet group, characterized by a deep fiery-red colour.
Quaternary:	The second time period of the Cenozoic era, the period of time which began approximately 2 million years ago and extends to the present.
Rae Subprovince:	One of two structurally distinct regions of Archean age continental crust in the Canadian shield, that comprises the Churchill Structural Province.
reserve:	That part of a mineral deposit or diamondiferous material which could be economically or legally extracted or produced at the time of the reserve determination.
spinel:	A large chemically variable group of minerals which includes chromite.
structural:	Pertaining to geological structure.
STZ:	The Snowbird Tectonic Zone - a major crustal lineament that separates the Churchill Structural province into two distinct basement domains, the Rae and the Hearne Subprovinces.
tuff:	A rock formed of compacted volcanic fragments, crystals or ash.


PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3. KEY INFORMATION

  Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading "Item 5 - Operating And Financial Review And Prospects". Note 15 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Results for the periods ended December 31, 2002 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended December 31
		2002	2001	2000	1999	1998
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($2,971,389)	($68,549)	($292,802)	($348,770)	($277,762)
	Per Share(1)	($1.42)	($0.04)	($0.17)	($0.23)	($0.36)
(c)	Total assets	$169,865	$3,086,630	$3,041,963	$2,640,801	$2,415,508
(d)	Total long-term debt	$6,272	$6,272	$6,272	$6,272	$6,272
(d.1)	Total shareholder equity (deficiency)	($138,349)	$2,651,206	$2,704,755	$2,494,237	$2,124,457
(e)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(f)	Net earnings (loss) for the year
	Total	($2,971,389)	($68,549)	($292,802)	($348,770)	($277,762)
	Per Share(1)	($1.42)	($0.04)	($0.17)	($0.23)	($0.36)

  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same. Per share numbers have been adjusted for the one for ten consolidation of the Company′s share capital following the fiscal year ended December 31, 2002.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended December 31
		2002	2001	2000	1999	1998
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($74,970)	($114,879)	($864,347)	($1,551,099)	($1,430,365)
	Per Share(1)	($0.04)	($0.06)	($0.50)	($1.01)	($1.85)
(c)	Total assets	$29,365	$49,711	$51,374	$221,757	$1,198,793
(d)	Total long-term debt	$6,272	$6,272	$6,272	$6,272	$6,272
(d.1)	Total shareholders′ equity (deficiency)	($278,849)	($385,713)	($285,834)	$75,193	$907,742
(e)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(f)	Net earnings (loss) for the year
	Total	($74,970)	($114,879)	($864,347)	($1,551,099)	($1,430,865)
	Per Share(1)	($0.04)	($0.06)	($0.50)	($1.01)	($1.85)

  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same. Per share numbers have been adjusted for the one for ten consolidation of the Company′s share capital during the fiscal year ended December 31, 2002.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On May 5, 2003, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was $1.4189.

The following table sets out the high and low exchange rates for each of the last six months.

	2003				2002
	April	March	February	January	December	November
High for period	1.4846	1.4907	1.5268	1.5777	1.5801	1.5917
Low for period	1.4335	1.4656	1.4832	1.5176	1.5457	1.5511

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended December 31
	2002	2001	2000	1999	1998
Average for the period
	1.5704	1.5513	1.49	1.48	1.49

B. Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Reasons for the Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D. Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company′s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company′s future financial performance.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date. Its deficit as of December 31, 2002, was $3,880,880. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Additional Funding Requirements; Uncertainty of Additional Financing

Cash flow from operations has not in the past and is not expected in the next few years to satisfy the Company′s operational requirements and cash commitments. In the past, the Company has relied on sales of debt and equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company does not presently have sufficient financial resources to undertake all of its planned exploration programs. The development of the Company′s properties depends upon the Company′s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

Possible Loss of Interest in Exploration Property

The agreement pursuant to which the Company acquired its interest in the Varlaam Property provides that the Company must make a series of share issuances over certain time periods, expend certain minimum amounts on the exploration of the Varlaam Property and contribute its share of ongoing expenditures. If the Company fails to issue such shares or incur such expenditures in a timely fashion, the Company may lose its interest in such property.

Exploration Activities Inherently Risky

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In developing its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained.

Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties. Such delays could materially adversely affect the financial performance of the Company.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. The Company has insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing. However, the Company may become subject to liability for hazards against which it cannot insure itself or which it may elect not to insure against because of premium costs or other reasons. In particular, the Company is not insured for environmental liability or earthquake damage.

In order to develop its Alberta diamond properties, it may be necessary to build the necessary infrastructure facilities, including, electricity, transportation, etc., the costs of which could be substantial.

Company at Exploration Stage Only; Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places its resource properties into production.

Controlled Market for Diamonds

The market for rough diamonds is largely controlled by the world′s largest diamond producer, De Beers Consolidated Mines Ltd. ("De Beers"), which has the ability to influence prices through the control of sales volumes. De Beers, through the Central Selling Organization, currently controls approximately 70% of rough diamond sales. The Company would therefore be subject to pricing heavily influenced by a competitor.

Competition

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available, especially in Canada. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company′s exploration and acquisition programs will result in any commercial mining operation.

Conflicts of Interest

Certain of the directors of the Company are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Stock Subject to Penny Stock Rules

The capital stock of the Company would be classified as "penny stock" as defined in Reg. S 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the "1934 Act"). In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker′s or dealer′s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including "bid" and "ask" prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer′s account, and the estimated market value of such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Environmental and Other Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required to commence production on its various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company′s potential mining and processing operations and exploration activities in Canada are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of the Company′s knowledge, it is currently operating in compliance with all applicable environmental regulations.

Dividends

All of the Company′s available funds will be invested to finance the growth of the Company′s business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company′s common shares in the foreseeable future.

Company′s Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

The Company and its officers and directors are residents of countries other than the United States, and all of the Company′s assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

The Company believes that a judgment of a United States court predicated solely upon civil liability under United States securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

If the Company is Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, the Company Could be Treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Its U.S. Stockholders and Less Liquidity for the Stock

The Company, as a foreign corporation with U.S. stockholders, could potentially be treated as a passive foreign investment company ("PFIC") for U.S. tax purposes. U.S. stockholders owning shares of a PFIC can be subject to adverse tax consequences. In general, the Company would be considered a PFIC if: 75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company′s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. A U.S. stockholder owing shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned. Also, gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains. If U.S. stockholders are subject to adverse tax consequences related to their ownership of the Company′s stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Buffalo Gold Ltd. (the "Company") is an Alberta corporation engaged in the acquisition and exploration of natural resource properties and also is currently pursuing gold exploration activities in the Peoples′ Republic of China. It is presently in the exploration stage. The Company was formed on December 1, 1998 by the amalgamation of TLT Resources Inc. ("TLT") and Buffalo Diamonds Ltd. ("BDL") pursuant to the provisions of the Alberta Business Corporations Act. TLT was incorporated on January 30, 1992 in the Province of Alberta under the name 517003 Alberta Ltd. On February 27, 1992, it changed its name to Tenga Laboratories Inc. On August 6, 1998, it changed its name to TLT Resources Ltd. at which time its share capital was consolidated on a 1 for 10 basis. BDL was formed on May 4, 1998 by the amalgamation of two non-reporting Alberta corporations pursuant to the provisions of the Alberta Business Corporations Act, Buffalo Diamonds Ltd. (incorporated on March 6, 1998 in the Province of Alberta) and 656405 Alberta Ltd. (incorporated on May 30, 1995 in the Province of Alberta). The Company has no subsidiaries.

The head office and principal office address of the Company is located at Suite 880, 609 Granville Street, Vancouver, British Columbia, V7Y 1G5, Canada. Its telephone number is 604-685-5492.

Operations of the Company′s Predecessor Company TLT Resources Ltd.

Previously, the Company, through its predecessor company TLT, was also engaged, through TLT′s wholly-owned subsidiary, International Chitin Productions Inc. ("ICPI") in the production of N-Acetyl Glucosamine using a proprietary bio-conversion process. While engaged in this business, TLT operated at a loss for the years ended January 31, 1998 and 1997, as well as the six months ended July 31, 1998. These losses contributed to a substantial working capital deficit. It was clear that in order for TLT′s bio-medical production business to continue, a substantial injection of equity would have to be made or, in order to continue as a going concern, TLT would have to divest of its business, reduce debt and seek to acquire a new business. To this end, TLT negotiated a sale of TLT′s bio-medical production business in exchange for settlement of $1.7 million of debt. In addition, due to the high levels of debt being carried by TLT, a debt settlement of $252,000 was completed by the exchange of 2,500,000 shares for that debt. These transactions allowed TLT to position itself to acquire a new business with divestiture of its old business, and a working capital deficit of approximately $20,000.

As a result, TLT completed a reorganization (the "Reorganization"), effective August 6, 1998, in accordance with the policies of the Alberta Stock Exchange whereby:

(a) TLT sold ICPI to Halas Enterprises Ltd. ("Halas"), a British Columbia company owned and controlled by Stephen and Marian Ng, the former principals of TLT, in exchange for settlement of outstanding debt of approximately $1,739,967 owed by TLT to Marian Ng and Stephen Ng;

(b) TLT issued to Halas 2,500,000 pre-consolidation common shares in the capital of TLT, as then constituted, in settlement of approximately $253,000 in debt owed by TLT to Stephen and Marian Ng at a deemed price of $0.10 per share;

(c) Marian Ng and Halas transferred 3,970,658 pre-consolidation common shares in the capital of TLT as then constituted to Rossmere Heights Investment Corp. ("Rossmere") and certain directors and officers of TLT, of which 3,047,658 pre-consolidation shares were transferred to Rossmere, resulting in Rossmere assuming control of 34.9% of the outstanding shares of TLT;

(d) TLT consolidated its issued and outstanding common shares on the basis of ten "old" common shares for one "new" common share; and

(e) TLT changed its name from "Tenga Laboratories Inc." to "TLT Resources Ltd.".

As a result of the Reorganization, TLT became a dormant issuer holding no operating or long term assets and having a working capital deficit. The then-current management of TLT determined to change TLT′s operations from bio-medical production to mineral exploration. This was effective by amalgamating TLT with BDL.

Acquisition of the Mineral Interests in the Province of Alberta, Canada

Buffalo Diamonds Ltd. ("BDL"), a predecessor of the Company, acquired a 100% interest in the Calling Lake Property and in the Chain Lakes Property (which has since been abandoned), by a series of transactions, as follows:

(a) under the terms of an amalgamation agreement dated April 30, 1998 with 656405 Alberta Ltd. (the "BDL Agreement"), BDL acquired a 100% interest in 15 mineral exploration permits, a 100% interest in eight applications for mineral exploration permits and a 82.60% interest in 5 mineral exploration permits, #9393080543 to 547, inclusive ("543 to 547") in exchange for an aggregate of 3,611,560 common shares of BDL issued to the then shareholders of 656405 Alberta Ltd;

(b) under the terms of an asset conveyance agreement dated May 5, 1998 between BDL and 718709 Alberta Ltd., BDL acquired an additional 7% interest in 543 to 547 in exchange for 150,304 common shares of BDL (issued on June 16, 1998);

(c) under the terms of an asset conveyance agreement dated May 15, 1998 between BDL and Western Capital Corporation ("Western"), BDL acquired a 100% interest in four mineral exploration permits and a 20% interest in mineral exploration permit #9394110004 ("004") in exchange for 1,000,000 common shares of BDL (issued on June 16, 1998);

(d) under the terms of an asset conveyance agreement dated May 15, 1998 between BDL and 718730 Alberta Ltd., BDL acquired an additional 5.4% interest in 543 to 547 in exchange for 73,786 common shares of BDL (issued on June 16, 1998);

(e) under the terms of an asset conveyance agreement dated May 5, 1998 between BDL and Raymond Haimila, BDL acquired an additional 60% interest in 004 in exchange for 72,000 common shares of BDL (issued on June 16, 1998);

    under the terms of an asset conveyance agreement dated May 5, 1998 between BDL and Jay Haimila, BDL acquired an additional 20% interest in mineral exploration permit 004 (bringing its total interest to 100%) in exchange for 24,000 common shares of BDL (issued on June 16, 1998); and

    under the terms of an asset conveyance agreement dated May 15, 1998 between BDL and Leo Edward Halonen, BDL acquired an additional 5% interest in 543 to 547 (bringing its total interest to 100%) in exchange for 68,320 common shares of BDL (issued on June 16, 1998).

As a result of these transactions, Raymond Haimila and Dr. Tetsuo Yoshida, both of whom are currently directors of the Company, acquired 974,898 and 1,805,794 common shares of BDL, respectively. See "Item 7 - Major Shareholders and Related Party Transactions - B. Related Party Transactions". All of the shares of BDL issued pursuant to the foregoing acquisitions were converted into an equal number of common shares of the Company upon the amalgamation of BDL and TLT to form the Company on December 1, 1998. See "Item 4 - Information on the Company - D. Property, Plants and Equipment - Calling Lake Property, Alberta" and "Item 4 - Information on the Company - D. Property, Plants and Equipment - Chain Lakes Property, Alberta" below. Any capital expenditures on the Calling Lake Property will most likely be funded through the sale of share capital.

By an agreement dated May 5, 1998 (the "Discovery Bonus Agreement") between BDL and Western, BDL granted to Western a right to receive up to 2,000,000 common shares (post consolidation 200,000 shares) of BDL at a price of $0.001 per share in recognition of Western′s assistance to BDL in acquiring the Chain Lakes and Calling Lake Properties. As a result of the amalgamation of BDL and TLT to form the Company on December 1, 1998, Western now has the right to receive 200,000 common shares of the Company (the "Discovery Bonus Shares"). The right to receive the Discovery Bonus Shares will vest in Western, as follows:

(a) as to an initial 100,000 Discovery Bonus Shares, upon the discovery by BDL of a diamondiferous diatreme (kimberlite, lamprite or orangite pipe) with micro and macro-diamond content on the Chain Lakes and Calling Lake Properties or on any mineral property acquired by BDL in the future as a result of an introduction by Western (the "Permit Lands"); and

(b) as to the remaining 100,000 Discovery Bonus Shares, upon the completion of a final bankable feasibility study showing the feasibility of placing a diamondiferous diatreme discovery on the Permit Lands into commercial production.

By a letter agreement dated September 10, 1998, as amended, (the "NCS Agreement") between BDL and New Claymore Resources Inc. ("NCS"), the Company acquired a 50% interest in NCS′s Varlaam property, which is comprised of 226,000 acres located near the Company′s Calling Lake Properties. BDL acquired its interest by paying NCS a total of $50,000, issuing 250,000 common shares and incurring exploration expenditures of $1,158,313. See "Item 4 - Information on the Company - D. Property, Plants and Equipment - Varlaam Property, Alberta" below. Any capital expenditures on the Varlaam Property will most likely be funded through the sale of share capital.

By an agreement dated for reference the 5th day of February, 2002 (the "BHPB Agreement") between the Company, NCS and BHP Billiton Diamonds Inc. ("BHPB"), the Company and NCS collectively granted to BHPB an option to acquire up to a 70% interest in the Calling Lake and Varlaam Properties. In order to acquire a 51% interest in the properties, BHPB must spend a minimum of $600,000 on exploration of the properties by August 31, 2003. BHPB can earn a further 9% interest (60% in the aggregate) by incurring all expenditures required to complete a bulk sampling program of not less than 50 tonnes on any kimberlite body or other diamond bearing host rock type located within the Calling Lake and Varlaam Properties by August 31, 2006. BHPB can earn a further 10% interest (70% in the aggregate) by completing a feasibility study on any kimberlite body or other diamond bearing host rock type located within the properties by August 31, 2011. The Company and NCS also agreed that their interests in both properties on exercise or termination of the option will be 65% and 35%, respectively. See "Item 4 - Information on the Company - D. Property, Plants and Equipment - Calling Lake Property, Alberta" and "Item 4 - Information on the Company - D. Property, Plants and Equipment - Varlaam Property, Alberta" below.

Agreement with Big Sky Mining Canada Ltd.

By a letter agreement dated March 5, 2003, as amended, (the "Big Sky Agreement") between the Company and Big Sky Mining Canada Ltd. ("Big Sky"), the Company and Big Sky agreed to jointly pursue gold exploration and mining opportunities in the People′s Republic of China.

Big Sky has identified several gold exploration projects and one currently producing gold mine project and is presently negotiating with various government agencies of the PRC to establish cooperative joint ventures in respect of these projects. Big Sky is focusing its efforts in the Inner Mongolia Autonomous Region and the other three projects are located in Henan Province.

The Big Sky Agreement provides that the Company and Big Sky will incorporate a jointly-owned joint operating company for each project to hold the interest in each joint venture to be established with the particular PRC government agency. Each joint operating company will be owned by the Company and Big Sky each as to a 50% interest and the Company will be the operator, provided that its interest in that joint operating company does not fall below 50%. Big Sky will be responsible for securing the rights to each project and establishing a cooperative joint venture between each particular joint operating company and each particular PRC government agency acceptable to the Company and Big Sky. The Company will be responsible for the provision of each joint operating Company′s anticipated capital contribution to the cooperative joint venture. Should the Company fail to contribute each joint operating Company′s capital contribution as and when required under the agreement establishing the cooperative joint venture, it will forfeit all of its interest in that joint operating company.

Upon having made the anticipated capital contribution in respect of a cooperative joint venture, the Company will acquire Big Sky′s 50% interest in the particular joint operating company for shares of the Company based on a valuation acceptable to both the Company and Big Sky and subject to regulatory approvals. The Company and Big Sky have agreed that the total number of shares of the Company to be issued to Big Sky shall be the greater of 10,000,000 shares or 50% of the Company′s issued shares (as constituted at the time of each issuance), and that once the maximum number of shares is issued to Big Sky, the Company shall be entitled to acquire the interest of Big Sky in each joint operating company at no further cost.

The Company has agreed to pay Big Sky US$50,000, US$100,000 and US$100,000, within ten days of the final PRC government approval of the formal joint venture agreements for the Inner Mongolia and the two Henan exploration projects, respectively. Should the Company fail to make any of the above payments to Big Sky, it will forfeit all of its rights under the agreement to acquire interests in the joint operating companies other than those in which it has already made the required payment.

The Big Sky Agreement is subject to the negotiation and execution of a formal shareholders′ agreement for each joint operating company; the Company having raised a minimum of US$1,500,000 to be used to carry out initial exploration and development of the exploration projects; and the receipt by the Company of all necessary regulatory approvals all by April 15, 2003.

B. Business Overview

Since the incorporation in March, 1998 of its predecessor company Buffalo Diamonds Ltd. ("BDL"), the Company, through BDL, has been in the business of acquiring diamond exploration properties. See "Item 4 - Information on the Company - D. Property, Plants and Equipment" below. Subsequent to the fiscal year ended December 31, 2002, the Company began pursuing gold exploration opportunities in the Peoples′ Republic of China pursuant to its agreement with Big Sky Mining Canada Ltd., although it has not yet acquired any such properties. See "Item 4 - Information on the Company - A. History and Development of the Company" above.

The Company′s operations are governed primarily by the Mines and Minerals Act (Alberta) and the Metallic and Industrial Minerals Regulation (the "Regulation") promulgated thereunder. This legislation is administered by the Minister of Mines for the Province of Alberta. Under the Regulation, the holder of a permit is granted the exclusive right to explore for metallic and industrial minerals in the area of the permit and to remove such minerals therefrom for the purposes of assaying and testing and of metallurgical, mineralogical or other scientific studies. Permits are issued for a term of ten years and, in order to remain in good standing for the whole term, require assessment work to be spent over the term of the permit by the holder as follows:

(a) $5 per hectare, in the aggregate, during the first and second years of the term;

(b) $10 per hectare, in the aggregate, during third and fourth years of the term;

(c) $10 per hectare, in the aggregate, during fifth and sixth years of the term;

(d) $15 per hectare, in the aggregate, during seventh and eighth years of the term;

(e) $15 per hectare, in the aggregate, during seventh and eighth years of the term.

C. Organizational Structure

The Company has no subsidiaries and, with the exception of the Varlaam Property which is held under option from New Claymore Resources

Inc., its mineral properties are owned as to 100%.

D. Property, Plant and Equipment

All properties of the Company are in the exploration stage only and are without a known body of commercial ore. The Company has no producing properties and has not had any revenue from any mineral in the last three fiscal years.

Alberta Diamond Properties

All of the Company′s mineral properties are located in Canada in the Province of Alberta. The Company is engaged in the exploration for diamonds on these properties and the Company has prepared the following summary to assist non-technical readers of this Annual Report in understanding the technical disclosure portion of this document.

The most common rock type from which diamonds are mined are kimberlites and to a lesser extent lamproites and orangeites. Diamond indicator minerals ("DIM") is a term used to describe minerals which are common constituents of these three rock types, but for the purposes of this discussion, DIM refers to minerals that are characteristic of kimberlites.

Kimberlite is best described as a hybrid igneous rock. Kimberlites are igneous in nature since they have crystallized from a molten liquid known as kimberlitic magma originating from the earth′s upper mantle. Kimberlite magma contains volatile gases and is relatively buoyant with respect to the upper mantle. As a result, pockets of kimberlitic magma will begin to ascend upward through the upper mantle and along a path of least resistance to the earth′s surface. As the kimberlitic magma ascends, the volatile gases within the magma expand, fracturing the overlying rock, continually creating and expanding its own conduit to the earth′s surface. As a kimberlitic magma begins to ascend to the earth′s surface it rips up and incorporates chunks or xenoliths of the various rock types the magma passes through on its way to surface. As the magma breaks down and incorporates these xenoliths, the chemistry and mineralogy of the original magma becomes altered or hybridized. The amount and type of foreign rock types a kimberlite may assimilate during its ascent will determine what types of minerals are present in the kimberlite when it erupts at surface.

When kimberlitic magma reaches or erupts at the earth′s surface, the resulting volcanic event is typically violent, creating a broad shallow crater surrounded by a ring of kimberlitic volcanic ash and debris known as tuffaceous kimberlite. The geological feature created by the eruption of a kimberlite is referred to as a diatreme or kimberlite pipe. A simplified cross section a kimberlite diatreme appears as a near vertical, roughly carrot-shaped body of solidified kimberlite capped by a broad shallow crater on surface that is both ringed and filled with tuffaceous kimberlite and fragments of the different rock types the kimberlite may have erupted through on route to surface.

Due to the unique geometry of a kimberlite pipe and the manner in which the kimberlite has intruded a pre-existing host rock type, there are often differences in the physical characteristics of a kimberlite and the host rock. Sometimes these contrasting physical characteristics are significant enough to be detected by airborne or ground geophysical surveys. Two of the most commonly used geophysical techniques are airborne or ground magnetic surveys and electro-magnetic ("EM") surveys. A magnetic survey measures the magnetic susceptibility and EM survey measure the resistivity of the material at or near the earth′s surface. When magnetic or resistivity measurements are collected at regular spaced intervals along parallel lines, the data can be plotted on a map and individual values can be compared. If a geophysical survey is conducted over an area where the bedrock and overburden geology is constant and there are no prominent structures or faults, there will be little variation in magnetic or resistivity data. However, when a kimberlite intrudes a homogenous geologic unit and erupts on surface, there is often a change in the geophysical signature or anomalous magnetic or resistivity data over the kimberlite diatreme. When the data is contoured the anomalous results often occur as a circular or oval anomaly outlining the surface or near surface expression of the diatreme.

The effectiveness of geophysical methods in kimberlite exploration is dependent on the assumption that the difference between the geophysical signature of the hosting rock unit and a potential kimberlite is significant enough to be recognized by the geophysical techniques available. There are many examples of economic kimberlites that produce very subtle, unrecognizable geophysical responses as well as non kimberlite geologic features and man made structures (referred to as "cultural interference") such as oil wells, fences, bridges, buildings which can produce kimberlite like anomalies. For these reasons, it is extremely important that other information such as DIM surveys be used in tandem with geophysical evidence to confirm whether there is other information to support the occurrence of a kimberlite pipe.

Diamonds do not crystallize from a kimberlitic magma: they crystallize within a variety diamond bearing igneous rocks in the upper mantle called peridotites and eclogites. Peridotites and eclogites are each made up of a diagnostic assemblage of minerals that crystallize under specific pressure and temperature conditions similar to those conditions necessary to form and preserve diamonds. Diamond bearing peridotite can be further broken down into three varieties which are, in order of greatest diamond bearing significance, garnet harzburgite, chromite harzburgite, and to a lesser extent garnet lherzolite. For a kimberlite to be diamond bearing, the primary kimberlitic magma must dis-aggregate and incorporate some amount of diamond bearing peridotite or eclogite during its ascent to the earth′s surface. The type and amount of diamond bearing peridotite or eclogite the kimberlitic magma incorporates during its ascent will determine the diamond content or grade of that specific kimberlite as well as the size and quality of diamonds. Diamond bearing peridotite and eclogite occur as discontinuous pods and horizons in the upper mantle, typically underlying the thickest, most stable regions of Archean continental crust or cratons. As a result, almost all economic diamond bearing kimberlites world wide occur in the middle of stable Archean Cratons.

DIM includes minerals that have crystallized directly from a kimberlitic magma, or minerals that have been incorporated into the kimberlitic magma as it ascends to the earth′s surface. Examples of DIM are picroilmenite, titanium and magnesium rich chromite, chrome diopside, magnesium rich olivine, pyrope garnets (varieties which include Dawson and Stephens′ G1, G2, G9, G10, G11, G12 and Gurney′s G9 and G1O garnets) and eclogitic garnets (varieties which include Dawson and Stephens′ G3, G4, G5 and G6). From this paragraph on, reference to G1 and G2 pyrope garnets refers to Dawson and Stephens′ classification and G9 and G1O refers to Gurney′s G9 and G10 pyrope garnets.

There are a limited variety of DIM from which information pertaining to the diamond bearing potential of the host kimberlite can be gained. These are typically DIM which have been derived from diamond bearing peridotite and eclogite in the upper mantle. The most common examples of these would include sub-calcic, chromium rich G10 pyrope garnets (diagnostic of garnet harzburgite), in some instances G9 pyrope garnets (diagnostic of garnet lherzolite), chromium and magnesium rich chromate (referred to as diamond inclusion quality or "DIF" chromite and diagnostic of chromite or spinel harzburgite), diamond inclusion quality "DIF" eclogitic garnets and chemically distinct chrome diopside (diagnostic of diamond bearing eclogites).

Other indicator minerals that have crystallized from a kimberlitic magma can provide information as to how well the diamonds in a given kimberlite have been preserved during their ascent to surface. For instance, the presence of low iron and high magnesium picroilmenites in a kimberlite is a positive indication that the oxidizing conditions of a kimberlitic magma were favourable for the preservation of diamonds during their ascent to surface in the kimberlitic magma.

Calling Lake Property, Alberta

Title

The Calling Lake Property is comprised of fifteen mineral exploration permits acquired through Buffalo Diamonds Ltd. ("BDL"), a predecessor of the Company. Under the terms of an amalgamation agreement dated April 30, 1998 with 656405 Alberta Ltd. (the "BDL Agreement"), BDL acquired a 100% working interest in the following ten mineral exploration permits:

Permit Number	Issue Date	Expiry Date	Number of Hectares
9394020021	February 23, 1994	February 23, 2004	2,048
9394020022	February 23, 1994	February 23, 2004	640
9394020023	February 23, 1994	February 23, 2004	1,024
9394030001	March 16, 1994	March 16, 2004	1,802
9396060091	June 18, 1996	June 18, 2006	9,216
9396060092	June 18, 1996	June 18, 2006	9,216
9396060093	June 18, 1996	June 18, 2006	8,960
9398030243	March 17, 1998	March 17, 2008	7,866
9398030244	March 17, 1998	March 17, 2008	9,216
9398030245	March 17, 1998	March 17, 2008	7,936

BDL issued a total of 3,611,560 common shares to the then shareholders of 656405 Alberta Ltd. pursuant to the terms of the BDL Agreement. As a result of the BDL Agreement, Raymond Haimila and Dr. Tetsuo Yoshida, both of whom are currently directors of the Company, acquired 974,898 and 1,805,794 common shares of BDL, respectively. See "Item 7 - Major Shareholders and Related Party Transactions -B. Related Party Transactions". All of the shares of BDL issued pursuant to the foregoing acquisitions were converted into an equal number of common shares of the Company upon the amalgamation of BDL and TLT Resources Inc. to form the Company on December 1, 1998. Other than permit numbers 9394020022, 9394020023, 9398030243 and 9398030244, all of the foregoing permits were cancelled by the Company on February 19, 2002. The ground covered by the cancelled permits was subsequently staked by BHP Billiton Diamonds Inc. ("BHPB"). By an agreement dated for reference the 5th day of February, 2002 (the "BHPB Agreement") between the Company, New Claymore Resources Inc. ("NCS") and BHPB the Company and NCS collectively granted to BHPB an option to acquire up to a 70% interest in the Calling Lake and Varlaam Properties. Pursuant to the terms of the BHPB Agreement, any permits acquired by any of the parties covering the Calling Lake Property and a further two kilometres beyond its boundaries are required to be made subject to the BHPB Agreement.

Pursuant to the asset conveyance agreement dated May 15, 1998 (the "Western Agreement") between BDL and Western Capital Corporation ("Western"), BDL acquired a 100% working interest in the following mineral exploration permit:

Permit Number	Issue Date	Expiry Date	Number of Hectares
9396060089	June 18, 1996	June 18, 2006	9216

Pursuant to the terms of the Western Agreement, BDL issued 1,000,000 common shares of BDL as consideration for all of the mineral exploration permits conveyed to it under the Western Agreement. See "Item 4. - Information on the Company - A. History and Development of the Company - Acquisition of the Mineral Interests in the Province of Alberta, Canada". The foregoing permit was cancelled by the Company on February 19, 2002. The ground covered by the permit was subsequently staked by BHPB.

BDL also acquired a 100% working interest the following four mineral exploration permits by staking:

Permit Number	Issue Date	Expiry Date	Number of Hectares
9396060090	June 18, 1996	June 18, 2006	9,216
9398100126	October 30, 1998	October 30, 2008	5,376
9398100127	October 30, 1998	October 30, 2008	3,840
9399040012	April 14, 1999	April 14, 2009	2,438

The foregoing permits were cancelled by the Company on February 19, 2002. The ground covered by the permits was subsequently staked by BHPB.

Pursuant to an agreement dated May 5, 1998 (the "Discovery Bonus Agreement") between BDL and Western, BDL granted to Western a right to receive up to 2,000,000 (post consolidation 200,000 shares) common shares of BDL at a price of $0.001 per share in recognition of Western′s assistance to BDL in acquiring the Chain Lakes and Calling Lake Properties. As a result of the amalgamation of BDL and TLT to form the Company on December 1, 1998, Western now has the right to receive 200,000 common shares of the Company (the "Discovery Bonus Shares"). The right to receive the Discovery Bonus Shares will vest in Western, as follows:

(a) as to an initial 100,000 of the Discovery Bonus Shares, upon the discovery by the Company of a diamondiferous diatreme (kimberlite, lamprite or orangite pipe) with micro and macro-diamond content on the Chain Lakes and Calling Lake Properties or on any mineral property acquired by the Company in the future as a result of an introduction by Western (the "Permit Lands"); and

(b) as to the remaining 100,000 of the Discovery Bonus Shares, upon the completion of a final bankable feasibility study showing the feasibility of placing a diamondiferous diatreme discovery on the Permit Lands into commercial production.

By an agreement dated for reference the 5th day of February, 2002 (the "BHPB Agreement") between the Company, New Claymore Resources Inc. ("NCS") and BHP Billiton Diamonds Inc. ("BHPB"), the Company and NCS collectively granted to BHPB an option to acquire up to a 70% interest in the Calling Lake and Varlaam Properties. In order to acquire a 51% interest in the properties, BHPB must spend a minimum of $600,000 on exploration of the properties by August 31, 2003. BHPB can earn a further 9% interest (60% in the aggregate) by incurring all expenditures required to complete a bulk sampling program of not less than 50 tonnes on any kimberlite body or other diamond bearing host rock type located within the Calling Lake and Varlaam Properties by August 31, 2006. BHPB can earn a further 10% interest (70% in the aggregate) by completing a feasibility study on any kimberlite body or other diamond bearing host rock type located within the properties by August 31, 2011. The Company and NCS also agreed that their interests in both properties on exercise or termination of the option will be 65% and 35%, respectively.

Location, Access & Physiography

The Calling Lake Property is located adjacent to Calling Lake, approximately 50 km north of the town of Athabasca, Alberta as shown on the following map. The property is separated into northwestern and southeastern segments by the Calling Lake Provincial Park, the Jean Baptiste Gambler IR 183 and Calling Lake. These two halves encompass fifteen mineral exploration permits totalling approximately 88,010 hectares. The relief of the area is generally low-lying. Elevation in the region generally varies from 590 to 700 m above sea level, except along the Athabasca and Calling river valleys which drop steeply to approximately 480 m above sea level. Annual temperatures range from -40 C in January to 25 C in July. The property is accessible year-round by means of road.

PROPERTY LOCATION

Property Map Image

The Calling Lake Property may be accessed via Provincial Highway 813, all weather and dry weather gravel roads, cart trails and lines cut through the bush in order to carry out seismic surveys. Portions of the permit areas may be accessed by four-wheel drive vehicles or argos. There are two small airfields within the Calling Lake area, one at the communication tower at Orloff Lake and the second just north of Calling Lake. In addition, a seaplane anchorage is located on the east shore of Calling Lake. Accommodation, food, fuel and supplies are best obtained in Athabasca. At present, there is no underground or surface plant or equipment on the Calling Lake Property.

Exploration History

Previous exploration in the Calling Lake area focussed primarily on the search for hydrocarbon and aggregate deposits and the determination of hydro geological and geothermal regimes. Only recently has the focus of exploration been redirected towards diamonds. Historical exploration as detailed below resulted in aggregate expenditures of $38,214.

Between 1991 and 1996, the AGS, the GSC and the then property owners, Raymond Haimila (a former director of the Company) and 656405 Alberta Ltd. (a predecessor company of the Company), conducted reconnaissance prospecting and sampling (rock grab, sand and till samples) within and proximal to the Calling Lake Property. During 1991 and 1992, the GSC collected several 30 kg till samples south of the Calling Lake area as part of a regional study on trends of diamond indicator minerals ("DIM") and several of these samples yielded DIM, including kimberlitic and eclogitic garnets, chrome diopsides, picroilmenites and chromites. Although the samples collected by the GSC were not within the Calling Lake permits, the samples were collected down-ice of the permits. The AGS collected 25 kg till and sand samples northwest and northeast of the Calling Lake region between 1992 and 1995 as part of an ongoing study on DIM in till in Northern Alberta. A total of ten 25 kg surface samples, consisting of nine till and one sand grab sample, were collected within the region for DIM identification and analysis. Four of the till samples collected northeast, north and southeast of the Calling Lake Properties yielded DIM of potential kimberlitic origin, including G1, G2, G7, G8, G9 and G11 pyropic garnets, and G3 and G5 eclogitic garnets. One till sample, which yielded G2, G7 and G11 pyropic garnets, was collected from within the southeastern boundary of the Company′s Calling Lake Properties.

The Calling Lake Property was initially acquired in 1994 by Mr. Haimila and in 1996 by 656405 Alberta Ltd. on the basis of a favourable regional geological and structural setting, as well as the presence of DIM. Exploration work conducted by on behalf of Mr. Haimila and 656405 Alberta Ltd. on their permits between 1994 and 1996 included reconnaissance prospecting, sampling (sand and rock grab) and limited ground geophysical surveying. Promising results obtained from the initial sampling prompted 656405 Alberta Ltd. to commission a fixed-wing aeromagnetic survey over a portion in the Calling Lake area from 1997 to 1998.

An airborne geophysical survey conducted during 1997 over a small portion of the Calling Lake mineral exploration permits yielded a total of 26 high frequency magnetic anomalies of varying quality that could be related to near surface magnetic bodies such as kimberlite pipes in the area east of Calling Lake. Nine of these magnetic anomalies are classified as medium to high priority targets for kimberlite exploration. The magnetic anomalies delineated by the Company′s Calling Lake magnetic survey are quite similar in character to the magnetic anomalies associated with the Mountain Lake kimberlite and several of the lower amplitude magnetic anomalies associated with kimberlites discovered in the Buffalo Head Hills by Ashton Mining of Canada Inc.

Exploration - Recent Results

In the spring of 1998, an airborne EM and magnetic survey was conducted on the Calling Lake Property. A total of 4,764 line kilometres were flown at a 200 metre line spacing with in-fill grids flown at a 100 metre line spacing. A detailed interpretation of the survey was conducted in January, 1999. Approximately 150 magnetic anomalies and 55 resistivity anomalies were identified that are characteristic of a pipe like response from a kimberlite diatreme. Currently all magnetic and resistivity anomalies are being checked for possible responses due to man-made structures (referred to as "cultural interference") such as hydrocarbon wells and pumping stations. It is likely that a portion of the anomalies will be attributed to cultural interference.

Of these anomalies, 28 were categorized as higher priority targets and potential drill targets. Final drill targets will be selected from these 28 anomalies and anomalies of similar ranking selected from the airborne magnetic survey completed on the adjoining Varlaam Property in the summer of 1999.

In the summer of 1998, a till sample collected from an exposure of basal till along the Calling River east of Calling Lake during a reconnaissance sampling program yielded a gem quality macro diamond. The diamond recovered measured 1.2 x 1.0 x 0.1 millimetres and is classified as a pale yellow, VS2 (two small inclusions) "Cape" diamond. Additional sampling of basal till and stream sediment at the site from which the diamond was recovered also produced kimberlitic indicator minerals including magnesium rich olivine, chrome diopside, pyrope garnet and chromium enriched chromite.

Based on the large number of airborne geophysical anomalies, the quality and quantity of diamond indicator minerals observed in the Calling Lake area and the recovery of the macro diamond from glacial till in the Calling River east area, the Company initiated the Phase I property wide overburden and stream sediment indicator mineral sampling program on the Calling Lake and Varlaam properties. The purpose of the sampling program was to determine the distribution of diamond indicator minerals on the property and to eventually determine whether the dispersion of these indicator minerals could be traced up ice to specific airborne geophysical anomalies associated with a potential kimberlite source. Results from the Phase I program defined two main kimberlite target areas: the Calling River east target area and the Calling Lake target area, as well as five other anomalous areas for follow up exploration. A Phase II sampling program was conducted from January to March 1999 utilizing three different types of overburden drill rigs. A total of 71 overburden auger holes were completed on the property. The majority of the Phase II program was focussed on the Calling River east target area.

The Phase I diamond indicator mineral sampling program was completed from September to November 1998 during which approximately 500 samples were collected and analysed for diamond indicator minerals. Surface sampling consisted of manually collecting 25 to 30 kilogram samples of glacial till and stream/beach sediment samples utilizing available access routes on the Calling Lake and Varlaam properties. To assist the sampling process and interpretation of results, a preliminary interpretation of the Quaternary geology, glacial history and ice direction within the Calling Lake and Varlaam properties was completed utilizing hydrocarbon and water well data, aerial photography and LandSat imagery. All samples collected were processed to produce a heavy mineral concentrate which was then visually analysed (or "picked") for diamond indicator minerals. Confirmation of indicator minerals was carried out by microprobe analyses.

The Calling River east target area was recognized as having excellent potential to host diamond bearing kimberlites based on the presence of a macro diamond in basal till coincident with the occurrence of anomalous quantities of DIM in stream sediments and till samples. The most significant quantities of indicator minerals have been recovered from stream sediment and till samples along a six-kilometre stretch of the Calling River approximately ten kilometres downstream from the river′s inlet at Calling Lake. The mid-point of this six-kilometre stretch is coincident with the exposure of basal till from where the macro diamond and significant indicator minerals were recovered. The ice direction in the Calling River east target area is south to southwest based on prominent fluting of the glacial till. Between the anomalous stretch of the Calling River and the northern boundary of the Calling Lake property (approximately twelve kilometres) are three separate clusters of airborne magnetic anomalies. These anomalies may represent kimberlite diatremes or "pipes" from which the macro diamond and DIM recovered in the southern portion of the Calling River east target have been glacially eroded.

The Calling River is a meandering system that drains eastward from Calling Lake into the Athabaska River and is incised into the quaternary cover, which is comprised of glacial moraine (till) and various amounts of glaciofluvial sands and gravels and lacustrine sediments. The underlying, late Cretaceous bedrock does not outcrop along the Calling River and it appears that the river bottom is suspended within the quaternary cover. One auger hole completed during the Phase II sampling program was drilled back form the edge of the Calling River valley and intersected bedrock at 40 metres immediately south of the river, in the vicinity of the diamond discovery site. The change in elevation between the break of land to the river valley bottom is over 30 metres, therefore the river bottom along this stretch of the Calling River may be very close to the bedrock surface. DIM recovered from stream sediment samples along the Calling River and in a few of the tributaries have either been eroded from the glacial deposits that form the banks of the Calling River or they have perhaps been washed down the Calling River drainage from Calling Lake. To further define the source of the macro diamond and anomalous quantities of DIM recovered during the surface sampling programs on the Calling Lake and Varlaam properties, the Company conducted a Phase II overburden auger sampling program. The majority of the auger holes completed during the Phase II program were completed in the Calling River East target area where 62 overburden auger holes were drilled at 49 separate sites.

DIM quantities recovered from surface samples collected from the Calling River east target area during the reconnaissance and Phase I sampling programs range from 0 to 12 DIM from a glacial till sample. In addition to the macro diamond, the most significant DIM recovered from the Calling River east target area include a diamond inclusion chromite, several near diamond inclusion quality chromite and diamond inclusion quality eclogitic garnets. The occurrence of the diamond inclusion quality chromite and eclogitic garnets would suggest that they have been eroded from a kimberlite source, which has sampled potentially diamond bearing eclogitic and peridotitic (chromite harzburgite) mantle. Other DIM recovered from the Calling River east target area include magnesium and chromium rich picroilmenite, magnesium rich olivine, chrome diopside and pyrope garnets. To date, six of the magnesium rich picroilmenites recovered from the Calling River east target area are strongly enriched in chromium. Chromium enriched picroilmenites represent mantle derived megacrysts or xenocrysts which are typically associated with high-grade diamond deposits. Also the magnesium oxide rich and ferrous oxide poor nature of picroilmenites recovered from the Calling River east target area is indicative of a reducing environment and therefore is a positive indication of high diamond preservation potential of the source kimberlite. The variety and chemistry of indicator minerals recovered from samples collected in the Calling River East target area would suggest that they have been derived from the weathering of a potentially diamond bearing kimberlite. Any one of the three clusters of magnetic anomalies identified from the airborne geophysical survey in the northern part of the Calling River East target area, may represent the geophysical expression of these potential kimberlite sources.

The initial visual indicator results from the Phase II auger program indicate the highest concentration of DIM (and nearly all of the silicate indicator minerals picked), occur in auger holes immediately north and within several kilometres of the Calling River. Indicator mineral counts from surface and auger till samples were typically lower than the anomalous quantities of indicator minerals observed in samples of stream sediment from Calling River. This may suggest that the indicators recovered in and adjacent to the Calling River in the Calling River East target area are perhaps the result of the dispersion of indicators from Calling Lake. Indicator minerals dispersed from Calling Lake may have subsequently become concentrated in the Calling River paleo-drainage system or reworked locally and incorporated into till by subsequent glaciation. Although further work is warranted in the Calling Lake East target area, the Company′s exploration efforts will be focussed on locating the weathered kimberlite source that has produced the highly anomalous quantities of G10 garnets and other indicators on the Calling Lake Southeast and Calling Lake West target areas.

The Calling Lake target area encompasses a broad area covering the southern half of Calling Lake and the area immediately south of Calling Lake. This area is recognized as having excellent potential based on the large quantities (1,002 angular to subangular pyrope garnets recovered from four separate sample sites) and exceptional quality of DIM recovered from beach sands on the southern half of Calling Lake.

DIM recovered from the Calling Lake target area include Gurney′s GI0 pyrope garnets and diamond inclusion eclogitic garnets. The large quantity of these two types of garnets may indicate that they have been eroded from a nearby diamond-bearing kimberlitic source which likely contains xenoliths of diamond bearing eclogite and peridotite. A total of 66 Gurney′s G10 garnets have been produced from surface samples taken from the Calling Lake and Varlaam properties. In contrast, there have only been three G1O garnets reported from surface samples collected in the entire province of Alberta. Although there are exceptions, generally higher diamond grade kimberlite pipes contain larger quantities of GIO pyrope garnets with extremely low calcium contents (ie. less than 2% by weight calcium oxide). One of the G10 garnets recovered from the Calling Lake property contains over 10% by weight chromium trioxide and less than 1% by weight calcium oxide and is typical of G1O garnets recovered from other high grade diamond deposits. The diamond inclusion quality eclogitic garnets are also a significant indication of diamond potential since they would suggest that the kimberlitic source from which they may have been eroded potentially contains xenoliths of diamond bearing eclogite. Diamond bearing eclogite xenoliths can be extremely high grade and contain a large proportion of larger gem quality diamonds. Because of the high diamond grade potential of mantle eclogite, small quantities of eclogite xenoliths when incorporated into a kimberlitic magma, can have a large influence on the overall diamond grade of a kimberlite diatreme.

Other DIM recovered from the Calling Lake target area include G9 pyrope garnets, GI and G9 pyrope garnets, chromite, chrome diopside, picroilmenite and olivine. Four beach sediment samples collected from the Calling Lake target area have collectively produced 1,002 angular to subangular pyrope garnets, of which 60 were G10 garnets. The large quantity, angularity and variety of indicator minerals recovered from beach sediment along the shoreline of Calling Lake is strongly suggestive of a nearby kimberlite as it is uncommon for lake/stream sediments to yield in excess of 200 indicator minerals more than a few kilometres from their source. Therefore, the source of DIM in beach sands on the southern and western shorelines of Calling Lake may indicate the erosion of a kimberlite source within or near Calling Lake. DIM recovered to date from the Calling River east target are different in type and chemistry to the Calling Lake target which is suggestive of two distinct kimberlitic sources.

The beach sand along much of Calling Lake′s shore is a mature quartz-feldspathic sand with varying amounts of rounded local bedrock and Shield derived cobbles. The majority of the sand grains are well rounded and frosted indicating that they have travelled a significant distance in an alluvial environment. The western portion of the Calling Lake target area is centred on a 4 to 5 kilometre stretch of the western shoreline of Calling Lake. Along this stretch of shoreline, there is an abrupt change in the beach sediment from the quartz-feldspar sand outside of the target area to sand interbedded with 1" to 2" purple to violet layers of pyrope garnets and oxide grains in the target area. Fifty of the 66 G1O garnets recovered from the Calling Lake and Varlaam Properties have been recovered from this stretch of the shoreline. The heavy minerals within these layers are largely comprised of sub-angular to angular pyrope garnets, and minor amounts of chrome diopside, chromite, picroilmenite and olivine. The variety, quantity, angularity and localized nature of this occurrence of DIM suggest that they have not travelled far from a weathered kimberlite source.

Within the southeast portion of the Calling Lake target area, approximately ten kilometres south east of the Calling Lake west target area, similar concentrations or layers of indicator minerals occur in the beach sediments. Sampling of beach sediment from the shoreline between these two target areas returned diamond indicator mineral counts ranging from 0 to 11 indicator minerals in contrast to results greater than 500 indicators in samples within the target areas. The very localized nature of these two highly anomalous areas is likely the result of the erosion of two separate kimberlite sources.

The Calling Lake target area covers the Varlaam and Calling Lake properties. Airborne geophysics has been completed on the Calling Lake property and on April 19, 1999, a fixed wing airborne magnetic survey was initiated on the Varlaam property. Approximately 36 magnetic targets have been identified in the Calling Lake target area as clusters associated with major geological structures and proximal to surface sampling which yielded significant DIM results.

In December 1999, a detailed high resolution helicopter borne magnetic survey was conducted to better define previously identified airborne geophysical anomalies within the Calling Lake target area and to prioritize a number of these anomalies for drill testing. The results of this survey were also used to site drill holes for the recently completed winter diamond drilling program for which results are pending.

In addition to the two main target areas on Calling Lake and Varlaam properties, five areas have been identified as anomalous areas based on favourable DIM results from a limited amount of surface sampling. Further sampling is required in all of these areas to fully evaluate the distribution of DIM with respect to known airborne geophysical anomalies.

Recent exploration as detailed above resulted in aggregate expenditures as at December 31, 2001 for the Calling Lake and Varlaam properties of $1,299,252 and $1,158,313, respectively.

Regional and Local Geology

The Calling Lake Property lies in the Western Canadian Sedimentary basin along the southern flank of the Peace River Arch in north-central Alberta. The Peace River Arch is a region where the younger Phanerozoic rocks which overlie the Precambrian basement, have undergone periodic vertical and, possibly, compressive deformation from the Proterozoic into Tertiary time. This pattern of long-lived, periodic uplift and subsidence has resulted in a rectilinear pattern of faults that not only is responsible for structurally controlled oil and gas pools, but may have provided potential pathways for later deep-seated intrusive kimberlitic magmas.

The Calling Lake Property is underlain by basement rocks of the Buffalo Head Terrane, the Talston Magmatic Zone and an unnamed domain with a gravity and magnetic signature very similar to that of the Buffalo Head Terrane. The Buffalo Head Hills kimberlite pipes, which have been recently discovered by Ashton Mining of Canada Inc., are underlain by the Buffalo Head Terrane which was likely accreted to the western edge of the Churchill Structural Province between 2.4 to 1.8 million years ago. Seismic refraction and reflection studies indicate that the crust in the Calling Lake region is likely 35 to 40 km thick. Shear wave velocity studies indicate the project area is situated above a deep mantle root, a trait favourable for the formation and preservation of diamonds in the upper mantle.

Overlying the basement in the Calling Lake region is a thick sequence of Phanerozoic rocks comprised mainly of Cretaceous sandstones and shales near surface and Mississippian to Devonian carbonates and salts at depth. Bedrock exposure within the permit blocks is limited primarily to river and stream cuts and topographic highs. Underlying the near surface Cretaceous units in the Calling Lake area is a thick succession of Devonian to Mississippian carbonates, calcareous shales and salt horizons. Several of the Devonian carbonate units are a part of the Grosmont Reef Complex, a large structure that extends in a northwesterly direction from the Calling Lake area to the Northwest Territories. The Grosmont Reef Complex is likely the result of tectonic uplift during the Devonian along this trend. This structure in conjunction with the Peace River Area could have played a significant role in the localization of faults and other structures that could have provided favourable pathways for kimberlite volcanism.

Data and information about the surfacial geology in central northern Alberta is sparse and regional in nature. During the Pleistocene, multiple southwesterly and southerly glacial advances across the region resulted in the deposition of ground moraine and associated sediments. Glacial ice is believed to have receded from the area about 15,000 years ago.

The majority of area within the Calling Lake Property is underlain by drift of variable thickness, ranging from less than 2 metres to likely over 45 metres. The drift thickness decreases considerably outside of infilled depressions and meltwater channels and in areas of high topographic relief, in particular near the Pelican Mountains. Compilation of hydro geological drilling south of Calling Lake indicates drift thickness of about 30 to 70 metres on average. Very little near surface data exists to the east of Calling Lake, but recent overburden drilling indicates that drift thickness is likely similar, except perhaps in localized glacial outwash channels. Bedrock was intersected at about 35 metres in depth near the till location that yielded the macrodiamond. Other intersections of disturbed bedrock were intersected in several auger holes north of the Calling River at depths between 35 and 40 metres.

Varlaam Property, Alberta

Title

By a letter agreement dated September 10, 1998, as amended, (the "NCS Agreement") between Buffalo Diamonds Ltd. ("BDL"), a predecessor of the Company, and New Claymore Resources Inc. ("NCS"), the Company acquired a 50% working interest in the following 13 mineral exploration permits known as the Varlaam Property, which is comprised of 113,334 hectares located near the Company′s Calling Lake Properties:

Permit Number	Issue Date	Expiry Date	Number of Hectares
9398030260	March 17, 1998	March 17, 2008	9,216
9398030261	March 17, 1998	March 17, 2008	9,216
9398030262	March 17, 1998	March 17, 2008	8,444
9398030275	March 18, 1998	March 18, 2008	9,216
9398030276	March 18, 1998	March 18, 2008	9,216
9398030277	March 18, 1998	March 18, 2008	9,002
9398030278	March 18, 1998	March 18, 2008	9,216
9398030279	March 18, 1998	March 18, 2008	9,216
9398030280	March 18, 1998	March 18, 2008	8,976
9398030281	March 18, 1998	March 18, 2008	8,448
9398030282	March 18, 1998	March 18, 2008	9,216
9398030283	March 18, 1998	March 18, 2008	9,216
9398080085	August 28, 1998	August 28, 2008	4,736

BDL acquired its interest by paying NCS a total of $50,000, issuing 250,000 common shares and incurring exploration expenditures of $1,158,313. Other than permit numbers 9398030280, 9398030281, 9398030282, 9398030283 and 9398080085, all of the foregoing permits were cancelled by the Company on February 19, 2002. The ground covered by the cancelled permits was subsequently staked by BHP Billiton Diamonds Inc. ("BHPB"). By an agreement dated for reference the 5th day of February, 2002 (the "BHPB Agreement") between the Company, New Claymore Resources Inc. ("NCS") and BHPB the Company and NCS collectively granted to BHPB an option to acquire up to a 70% interest in the Calling Lake and Varlaam Properties. Pursuant to the terms of the BHPB Agreement, any permits acquired by any of the parties covering the Calling Lake Property and a further two kilometres beyond its boundaries are required to be made subject to the BHPB Agreement.

In order to acquire a 51% interest in the Calling Lake and Varlaam Properties, BHPB must spend a minimum of $600,000 on exploration of the properties by August 31, 2003. BHPB can earn a further 9% interest (60% in the aggregate) by incurring all expenditures required to complete a bulk sampling program of not less than 50 tonnes on any kimberlite body or other diamond bearing host rock type located within the Calling Lake and Varlaam Properties by August 31, 2006. BHPB can earn a further 10% interest (70% in the aggregate) by completing a feasibility study on any kimberlite body or other diamond bearing host rock type located within the properties by August 31, 2011. The Company and NCS also agreed that their interests in both properties on exercise or termination of the option will be 65% and 35%, respectively.

As at December 31, 2002, the Company had incurred $1,158,313 in exploration expenditures on the Varlaam property.

Location, Access & Physiography

The Varlaam Property is located adjacent to Calling Lake, approximately 50 km north of the town of Athabasca, Alberta (see "Calling Lake Property - Location, Access & Physiography" above). The Varlaam Property is separated into eight blocks of varying sizes. The two largest blocks are on the southwest and northeast shores of Calling Lake. The Varlaam Property is comprised of 13 mineral exploration permits totalling 113,334 hectares. The relief of the area is generally low-lying. Elevation in the region generally varies from 590 to 700 m above sea level, except along the Athabasca and Calling River valleys which drop steeply to approximately 480 m above sea level. Annual temperatures range from -40 C in January to 25 C in July. The property is accessible year-round.

The Varlaam Property may be accessed via Provincial Highway 813, all weather and dry weather gravel roads, cart trails and seismic lines. Portions of the permit areas may be accessed by four-wheel drive vehicles or argos. There are two small airfields within the Calling Lake area, one at the communication tower at Orloff Lake and the second just north of Calling Lake. In addition, a seaplane anchorage is located on the east shore of Calling Lake. Accommodation, food, fuel and supplies are best obtained in Athabasca. At present, there is no underground or surface plant or equipment on the Varlaam Property.

Exploration History

Previous exploration in the Calling Lake area focussed primarily on the search for hydrocarbon and aggregate deposits and the determination of hydro geological and geothermal regimes. Only recently has the focus of exploration been redirected towards diamonds. To the knowledge of the Company, the Varlaam Property has not been the subject of any previous diamond exploration.

Exploration - Recent Results

Based on the large number of airborne geophysical anomalies, the quality and quantity of diamond indicator minerals observed in the Calling Lake area and the recovery of the macro diamond from glacial till in the Calling River east area, the Company initiated the Phase I property wide overburden and stream sediment indicator mineral sampling program on the Calling Lake and Varlaam Properties. The purpose of the sampling program was to determine the distribution of diamond indicator minerals on the property and to eventually determine whether the dispersion of these indicator minerals could be traced up ice to specific airborne geophysical anomalies associated with a potential kimberlite source.

Results from the Phase I program defined two main kimberlite target areas: the Calling River east target area on the Calling Lake Property and the Calling Lake target area (which covers the Calling Lake Property and the Varlaam Property) as well as five other anomalous areas for follow up exploration. The Calling Lake target area encompasses a broad area covering the southern half of Calling Lake and the area immediately south of Calling Lake. See "Calling Lake Property -Exploration - Recent Results" above.

In the spring of 1999, an airborne EM and magnetic survey was begun on the Varlaam Property. A total of 13,275 kilometres were flown at a 200 metre line spacing with in-fill grids flown at a 100 metre line spacing. Several significant magnetic features have already been observed in the preliminary data and correspond well with the highly anomalous indicator results from the Calling Lake West target area. As follow up, Buffalo requested its airborne geophysical contractor to provide additional airborne magnetic coverage to achieve a 100 metre line spacing. A detailed interpretation of these results along with results from airborne geophysical survey conducted on the Calling Lake property identified approximately 36 magnetic targets. The majority of these targets occur as clusters associated with major geological structures and proximal to surface sampling which yielded significant DIM results.

In December 1999, a detailed high resolution helicopter borne magnetic survey was conducted to better define the previously identified airborne geophysical anomalies within the Calling Lake target area and to prioritize a number of these anomalies for drill testing. The results of this survey were also used to site drill holes for the recently completed winter diamond drilling program for which results are pending.

Regional and Local Geology

For a discussion of the regional and local geology relating to the Varlaam Property, please see "Calling Lake Property - Regional and Local Geology" above.

Chain Lakes Property, Alberta

The Chain Lakes Property was formerly comprised of 23 mineral exploration permits acquired through Buffalo Diamonds Ltd. ("BDL"), a predecessor of the Company. During the fiscal year ended December 31, 2002, the Company allowed all of the permits comprising the Chains Lakes Property to lapse as it determined that no further exploration was warranted.

Proposed Exploration

The Company does not currently have any plans to continue to explore its Alberta diamond properties at this time.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

The Company is in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. At that stage, the Company′s operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals. Before, during and after the fiscal year ended December 31, 2002, the Company was primarily engaged in attempting to obtain financing to permit the continued exploration of its Alberta diamond properties and to such exploration and mining opportunities in the Peoples′ Republic of China.

Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001

During the fiscal year ended December 31, 2002, the Company recorded interest income of $74, a gain on the settlement of accounts payable of $48,929 and a write-off of exploration properties of $2,832,673. During the fiscal year ended December 31, 2001, the Company recorded interest income of $52.

Expenses for the fiscal year ended December 31, 2002 were $187,719, up from $68,601 for the fiscal year ended December 31, 2001. This increase is due primarily to costs incurred in connection with financing carried out during the period and the Company′s agreement with BHP Billiton Diamonds Inc. respecting its Alberta diamond properties.

The net loss for the fiscal year ended December 31, 2002 was $2,971,389 or $1.42 per share as compared with a net loss for the fiscal year ended December 31, 2001 of $68,549 or $0.04 per share (after making adjustment for the one for ten consolidation of the Company′s share capital during the fiscal year ended December 31, 2002). The Company also expects to incur a net operating loss for the fiscal year ending December 31, 2003.

Fiscal Year Ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000

During the fiscal year ended December 31, 2001, the Company recorded interest income of $52. During the fiscal year ended December 31, 2000, the Company recorded interest income of $2,569.

Expenses for the fiscal year ended December 31, 2001 were $68,601, down from $295,371 for the fiscal year ended December 31, 2000. This decrease is due to the cessation of active exploration of the Company′s Alberta diamond properties. All categories of expenses were reduced for this reason other than interest charges which rose to $6,863 for the fiscal year ended December 31, 2001 from $2,027 as a result of interest accruing on the Company′s accounts payable.

The net loss for the fiscal year ended December 31, 2001 was $68,549 or $0.04 per share as compared with a net loss for the fiscal year ended December 31, 2000 of $292,802 or $0.17 per share (after making adjustment for the one for ten consolidation of the Company′s share capital during the fiscal year ended December 31, 2002).

Fiscal Year Ended December 31, 2000 Compared to Fiscal Year Ended December 31, 1999

During the fiscal year ended December 31, 2000, the Company recorded interest income of $2,569. During the fiscal year ended December 31, 1999, the Company recorded interest income of $20,103.

Expenses for the fiscal year ended December 31, 2000 were $295,371, down from $368,873 for the fiscal year ended December 31, 1999. This decrease is due to decreased professional fees, office, printing and telephone costs, rent, travel and promotion costs and wages. Professional fees for the fiscal year ended December 31, 2000 decreased to $70,002 from $135,488 for the fiscal year ended December 31, 1999, largely as a result of final accounts rendered in the fiscal year ended December 31, 1999 in respect of the formation of the Company in late 1998 and in respect of registration costs under the Securities Exchange Act of 1934. During the fiscal year ended December 31, 2000, rent decreased to $10,000 from $60,000 for the fiscal year ended December 31, 1999 as a result of revised cost sharing arrangements during the fiscal year ended December 31, 2000. Travel and promotion for the fiscal year ended December 31, 2000 decreased to $28,384 from $58,677 for the fiscal year ended December 31, 1999, largely as a result of reduced promotion activity. Wages decreased to $34,317 for the fiscal year ended December 31, 2000 from $49,137 for the fiscal year ended December 31, 1999 as a result of revised cost sharing arrangements during the fiscal year ended December 31, 2000.

The net loss for the fiscal year ended December 31, 2000 was $292,802 or $0.17 per share as compared with a net loss for the fiscal year ended December 31, 1999 of $348,770 or $0.23 per share (after making adjustment for the one for ten consolidation of the Company′s share capital during the fiscal year ended December 31, 2002).

B. Liquidity and Capital Resources

In management′s view, given the nature of the Company′s activities, which consist of the acquisition, and exploration of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of minerals in the last three financial years. See "Item 3 -Key Information - D. Risk Factors".

The most significant contribution to working capital in the years ended December 31, 2002 and December 31, 2000 was provided by the sale of share capital. There was no contribution to working capital in the year ended December 31, 2001.

While the Company and its predecessors have been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so. If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company′s mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained. The Company presently has a significant working capital deficiency and, with a source of additional funding is unable to meet its obligations as they fall due. Accordingly, there is substantial doubt about its ability to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company′s liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company′s liquidity will be substantially determined by the success or failure of its exploration programs on its Alberta diamond properties and in future properties.

December 31, 2002 Compared to December 31, 2001

At December 31, 2002, the Company′s current assets totaled $29,365 compared to $31,615 at December 31, 2001. The slight decrease is attributable to general and administrative expenses only partially offset by the sale of share capital during the period. During the same period, total liabilities decreased to $308,214 from $435,424, due primarily to the payment or settlement of accounts payable. For the same reason, the Company had a working capital deficiency of $251,655 at December 31, 2002 as compared with working capital deficiency of $315,703 at December 31, 2001. The Company had long-term debt of $6,272 at both December 31, 2002 and December 31, 2001 as a result of loans due to shareholders. The Company′s loan obligations to shareholders have, in the past, been repaid from funds raised through share issuances, the primary purpose of which have nonetheless been for exploration funding rather than debt repayment. The Company has no plans to issue debt in the future. See "Item 7 - Major Shareholders and Related Party Transactions - B. Related Party Transactions".

At December 31, 2002, the Company had total assets of $169,865 as compared with $3,086,630 at December 31, 2001. This decrease is due principally to the write-off of its deferred exploration costs in respect of its Alberta diamond properties.

Share capital as at December 31, 2002 was $3,742,531, up from $3,560,697 as at December 31, 2001 due to the issuance of share capital. During the fiscal year ended December 31, 2002, the Company issued 2,000,000 common shares pursuant to a private placement to generate net proceeds of $100,000 and issued 818,344 shares at an agreed value of $81,834 to settle accounts payable of $81,834.

The Company′s largest cash outflow in the fiscal year ended December 31, 2002 was in payments against general and administrative expenses in accounts payable of $73,553. The Company′s largest cash outflow in the fiscal year ended December 31, 2001 was in payments against general and administrative expenses in accounts payable of $66,886. The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

December 31, 2001 Compared to December 31, 2000

At December 31, 2001, the Company′s current assets totaled $31,615 compared to $27,272 at December 31, 2000. The increase is attributable to increased accounts receivable. During the same period, total liabilities increased to $435,424 from $337,208, due primarily to the accrual of general and administrative expenses. For the same reason, the Company had a working capital deficiency of $315,703 at December 31, 2001 as compared with working capital of $303,664 at December 31, 2000. The Company had long-term debt of $6,272 at both December 31, 2001 and December 31, 2000 as a result of loans due to shareholders. The Company′s loan obligations to shareholders have, in the past, been repaid from funds raised through share issuances, the primary purpose of which have nonetheless been for exploration funding rather than debt repayment. The Company has no plans to issue debt in the future. See "Item 7 - Major Shareholders and Related Party Transactions - B. Related Party Transactions".

At December 31, 2001, the Company had total assets of $3,086,630 as compared with $3,041,963 at December 31, 2000. This increase is due principally to investment in its Alberta diamond properties.

Share capital as at December 31, 2001 was $3,560,697, up from $3,545,697 as at December 31, 2000 due to the issuance of share capital. During the fiscal year ended December 31, 2001, the Company issued 100,000 common shares pursuant to the acquisition of its interest in the Varlaam property.

The Company′s largest cash outflow in the fiscal year ended December 31, 2001 was in payments against general and administrative expenses in accounts payable of $66,886. The Company′s largest cash outflow in the fiscal year ended December 31, 2000 was expenditures resulting from its investment in its Alberta diamond properties of $546,545. The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

December 31, 2000 Compared to December 31, 1999

At December 31, 2000, the Company′s current assets totaled $27,272 compared to $190,159 at December 31, 1999. The decrease is primarily attributable to general and administrative expenses and expenditures resulting from its investment in its Alberta diamond properties. During the same period, total liabilities increased to $337,208 from $146,564, due primarily to the costs associated with a public offering that did not proceed and costs incurred by the Company in anticipation of the completion of such offering. As a result of these same factors, the Company had a working capital deficiency of $303,664 at December 31, 2000 as compared with working capital of $49,867 at December 31, 1999. The Company had long-term debt of $6,272 at both December 31, 2000 and December 31, 1999 as a result of loans due to shareholders. The Company′s loan obligations to shareholders have, in the past, been repaid from funds raised through share issuances, the primary purpose of which have nonetheless been for exploration funding rather than debt repayment. The Company has no plans to issue debt in the future. See "Item 7 - Major Shareholders and Related Party Transactions - B. Related Party Transactions".

At December 31, 2000, the Company had total assets of $3,041,963 as compared with $2,640,801 at December 31, 1999. This increase is due principally to investment in its Alberta diamond properties.

Share capital as at December 31, 2000 was $3,545,697, up from $3,042,377 as at December 31, 1999 due to the issuance of share capital. During the fiscal year ended December 31, 2000, the Company issued 2,957,750 units pursuant to private placements to generate gross proceeds of $591,550. Each unit was comprised of one common share of the Company and one share purchase warrant, each such warrant entitling the holder to purchase one additional common share of the Company at a price of $0.20 per share until February 8, 2001 as to 187,500 warrants, April 25, 2001 as to 338,750 warrants (all of which expired unexercised) and September 1, 2001 as to the balance of 2,431,500 warrants.

The Company′s largest cash outflow in the fiscal years ended December 31, 2000 and December 31, 1999 was expenditures resulting from its investment in mineral properties, namely its Alberta diamond properties. During the fiscal year ended December 31, 2000, the Company incurred property expenditures of $546,545, compared to $1,152,329 during the fiscal year ended December 31, 1999. The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The major measurement differences between Canadian and U.S. GAAP, which affect the Company′s financial statements, are described below:

Under U.S. GAAP, exploration costs are written off as incurred rather than being deferred as an asset. Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal years ended December 31, 2002, 2001 and 2000 would have been decreased by $2,896,419 and increased by $46,330 and $571,545, respectively.

For financial statement purposes, the Company follows the recommendation of Accounting Principles Board Opinion 25 in accounting for stock options.

Operations Outlook

For the remainder of the fiscal year ending December 31, 2003, the Company′s activities will focus primarily on pursuing gold exploration opportunities in the Peoples′ Republic of China and in North America as opportunities arise. Based on its existing working capital, the Company expects to require additional financing during the upcoming fiscal year. However, there can be no assurances that the additional financing will be acquired in the future. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

C. Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

D. Trend Information

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Tracy A. Moore

Mr. Moore is a director and the Secretary and Chief Financial Officer of the Company. Mr. Moore has been a Chartered Accountant since 1979. Since 1990, he has been president of MCSI Consulting Group, a firm specializing in providing advice to both public and private companies on corporate finance matters, strategic planning and business planning services. Mr. Moore is 50 years old.

J.G. Stewart

Mr. Stewart is a director of the Company. Mr. Stewart is a lawyer who has practiced law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law. Mr. Stewart is 44 years old.

John Tully

Mr. Tully is a director and the President and Chief Executive Officer of the Company. Mr. Tully is a mining geologist with over thirty-eight years experience in mining operations. His expertise includes underground mine design, mine operations, underground mine capital and operating cost estimates, mining geology, ore reserve calculations, site project management of development programs, and economic evaluation of mine operations throughout the world. Mr. Tully is 61 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company. He is a consulting geologist who, through his company, Lakehead Geological Services, Inc., provides geological consulting services for a number of Canadian private and public companies including Adrian Resources Ltd., Ivanhoe Mines Ltd., Madison Enterprises Ltd. and Oromin Explorations Ltd. Mr. Turnbull is 40 years old.

B. Compensation

During the fiscal year ended December 31, 2002, the Company paid or accrued a total of $104,190 in compensation to its directors and officers. This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2002 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its executive officers. The following fairly reflects all material information regarding compensation paid to the Company′s executive officers which has been disclosed to the Company′s shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has three executive officers: John Tully, President and Chief Executive Officer; Tracy A. Moore, Secretary and Chief Financial Officer, and J.G. Stewart, Corporate Secretary. Both John Tully and Tracy A. Moore became directors and executive officers following the end of the fiscal year ended December 31, 2002 and neither received any compensation during the fiscal year ended December 31, 2002. At the end of the most recently completed fiscal year, the Company had two executive officers: Douglas Turnbull, President and Chief Executive Officer; and J.G. Stewart, Corporate Secretary. Douglas Turnbull ceased to be an executive officer following the end of the fiscal year ended December 31, 2002, but remains as director of the Company. (Messrs. Turnbull and Stewart are referred to as the "Named Executive Officers").

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2002, 2001 and 2000 in respect of the individuals who were, at December 31, 2002, the Named Executive Officers:

Summary Compensation Table
Annual Compensation			Long Term Compensation
				Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Pay-outs ($)	All Other Compen- sation ($)
Douglas Turnbull President, Chief Executive Officer	2002 2001 2000	nil nil nil	nil nil nil	$7,378 $82,559 nil	nil nil nil	N/A N/A N/A	N/A N/A N/A	nil nil nil
J.G. Stewart Corporate Secretary	2002 2001 2000	nil nil nil	nil nil nil	$96,812 nil $32,750	nil nil nil	N/A N/A N/A	N/A N/A N/A	nil nil nil

Option Grants in Last Fiscal Year

The Company did not grant any stock options during the fiscal year ended December 31, 2002 to the Named Executive Officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercise of stock options during the fiscal year ended December 31, 2002 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#) (1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]
Douglas Turnbull	nil	nil	7,091	nil
J.G. Stewart	nil	nil	20,609	nil

  Number of common shares of the Company acquired on the exercise of stock options.

  Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX.

  The figures relate solely to stock options and take into effect the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year.

  Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on December 31, 2002, less the exercise price of in-the-money stock options.

  All such options are currently exercisable.

Defined Benefit of Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. In this regard, Douglas Turnbull and J.G. Stewart, accrued $7,378 and $96,812, respectively, for professional services rendered.

The following table sets forth stock options granted by the Company during the fiscal year ended December 31, 2002 to directors who are not Named Executive Officers of the Company:

Name(1)	Securities Under Options Granted ($)(2)	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date(4)
James Bonyai	150,000	$0.17	$0.17	May 10, 2007
Dwayne Lashyn	150,000	$0.17	$0.17	May 10, 2007

(1) These individuals resigned as directors of the Company on September 20, 2002.

(2) These figures take into account the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year.

(3) The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company′s share capital and these figures take the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year. Options vest immediately upon grant.

(4) These options expired on October 20, 2002 as a result of the resignation of Messrs. Bonyai and Lashyn on September 20, 2002.

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2002 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name(1)	Securities Acquired on Exercise (#)(2)	Aggregate Value Realized ($)[3]	Unexercised Options at Fiscal Year-End (#)[4,5] Exercisable/ Unexercisable[6]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[4,5] Exercisable/ Unexercisable(6)
Raymond Haimila	nil	nil	28,609	nil

  Raymond Haimila is no longer a director of the Company. No figures are disclosed for James Bonyai or Dwayne Lashyn as the options formerly held by those individuals had expired prior to the end of the most recently completed fiscal year.

  Number of common shares of the Company acquired on the exercise of stock options.

  Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX.

  The figures relate solely to stock options and take into effect the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year.

  The closing price of common shares of the Company on the TSX on December 31, 2002 was less than the exercise price of the stock options.

  All such options are currently exercisable.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended December 31, 2002.

C. Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election. John Tully was appointed as the President and a director of the Company on April 16, 2003. J.G. Stewart was the Secretary of BDL from May 4, 1998 to December 1, 1998, and thereafter the Secretary of the Company until he resigned on April 25, 2003, and has been a director of the Company since November 2, 1999. Douglas Turnbull has been a director of the Company since June 21, 2001. Tracy A. Moore was appointed as a director of the Company on January 21, 2003. The Company does not have any arrangement to provide benefits to directors upon termination of employment.

The Company′s Audit Committee is comprised of Douglas Turnbull, Tracy A. Moore and J.G. Stewart. The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment. The Audit Committee reviews the audited financial statements of the Company and liaises with the Company′s auditors and recommends to the Board of Directors whether or not to approve such statements. At the request of the Company′s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D. Employees

During the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000, the Company had an average of six employees. Of these, two persons worked out of the Company′s head office and one person worked from home in Canmore, Alberta and two worked on site at the Company′s Calling Lake and Varlaam properties. Of the average of six employees, two worked in management roles (one in Vancouver and one in Canmore), one in a secretarial role (all in Vancouver), one in an accounting role (both in Vancouver) and the remaining two worked as geologists or in other aspects of the Company′s mineral exploration work at the Company′s Calling Lake and Varlaam properties. Of those employed as geologists or in other aspects of the Company′s mineral exploration work, all were casual or temporary employees. All employees were engaged either through a management company or as consultants.

E. Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name (2)	Number of Common Shares Held at May 5, 2003	Number of Options or Warrants Outstanding at May 5, 2003	Beneficial Percentage Ownership(1)	Exercise Price	Expiry Date
Tracy A. Moore	200,000	100,000	8.2%	US$0.20	February 27, 2004
J.G. Stewart	13,238	12,500	1.0%	$2.10	November 9, 2003
		8,109		$2.10	December 6, 2004
John Tully	nil	nil	0%	n/a	n/a
Douglas Turnbull	1,000	5,000	0.2%	$2.10	November 9, 2003
		2,091		$2.10	December 6, 2004
Total:	214,238	127,700	9.4%

(1). Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 5, 2003, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 3,552,480 Common Shares outstanding as of May 5, 2003.

(2) MCSI Capital Corp. subscribed for 200,000 units of the Company comprised of 200,000 common shares and 100,000 warrants. Tracy A. Moore is the President and 50% owner of MCSI Capital Corp.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  Major Shareholders

  The following table sets forth the share ownership of those persons holding greater than 5% of the Company′s common shares held by such persons:

Name	Number of Common Shares Held at May 5, 2003	Percentage of Common Shares Outstanding at May 5, 2003
Aslan Ltd.	333,333	9.5%
Global Gestion	333,333	9.5%
610274 B.C. Ltd.	333,333	9.5%
983242 Alberta Ltd.	200,000	5.7%
MCSI Capital Corp.	200,000	5.7%
Total:	1,399,999	39.9%

  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

  As at May 5, 2003 there were 3,552,480 common shares of the Company issued and outstanding. Based on the records of the Company′s registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at May 5, 2002, there were 27 registered holders of the Company′s common shares resident in the United States, holding an aggregate 17,803 common shares, including 6,108 shares held by Cede & Co. This number represents approximately 0.5% of the total issued and outstanding common shares of the Company as at May 5, 2002. Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company′s common shares resident in the United States as at May 5, 2003 there were 22 beneficial holders of the Company′s common shares resident in the United States, holding an aggregate 258,479 common shares. This number represents approximately 7.2% of the total issued and outstanding common shares of the Company as at May 5, 2003, also including the 6,108 shares held by Cede & Co. The total number of registered and beneficial holders of the Company′s common shares resident in the United States, therefore, is 48 holders holding an aggregate 270,171 common shares. This number represents approximately 7.6% of the total issued and outstanding common shares of the Company as at May 5, 2003.

  Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2002, or proposed material transactions between the Company or any of its subsidiaries and:

  enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

  associates;

  individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual′s family;

  key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals′ families;

  enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

  Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8. FINANCIAL INFORMATION

  Financial Statements and Other Financial Information

  This Annual Report contains the financial statements for the Company for the fiscal year ended December 31, 2002 which contain an Audit Report as of April 17, 2003 and an audit report as of April 25, 2002, Balance Sheets as at December 31, 2002 and 2001, Statements of Operations and Deficit for the Fiscal Years Ended December 31, 2002, 2001 and 2000, Statements of Cash Flows for the Fiscal Years Ended December 31, 2002, 2001 and 2000 and Notes to the Financial Statements.

  Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20F.

ITEM 9. THE OFFER AND LISTING

  Offer and Listing Details

  The high and low sale prices for the common shares of the Company, or one of its predecessor companies, TLT, on the TSX Venture Exchange (which is comprised, inter alia, of the former Canadian Dealing Network and the Alberta Stock Exchange on which the common shares of the Company, or one of its predecessor companies, TLT, formerly traded) for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2003*	US$0.75	US$0.01
April	US$0.65	US$0.43
March	US$0.75	US$0.48
February	US$0.60	US$0.08
January	US$0.08	US$0.01
First Quarter	US$0.75	US$0.01
2002	US$0.07	US$0.01
December	US$0.04	US$0.01
November	US$0.02	US$0.02
Fourth Quarter	US$0.04	US$0.01
Third Quarter	US$0.06	US$0.02
Second Quarter	US$0.07	US$0.01
First Quarter	US$0.18	US$0.01
2001	US$0.12	US$0.01
Fourth Quarter	US$0.11	US$0.01
Third Quarter	US$0.05	US$0.02
Second Quarter	US$0.12	US$0.02
First Quarter	US$0.11	US$0.06
2000	US$0.35	US$0.10
1999	US$0.75	US$0.05
1998**	n/a	N/a

  * The Company′s shares were consolidated on a one for ten basis in February, 2003.

  ** Trading halted from October 17, 1997 to January 14, 1999.

  The closing price of the Company′s common shares on the TSX Venture Exchange on May 5, 2003 was US$0.60.

  Plan of Distribution

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

  Markets

  The Company′s common shares have traded on the TSX Venture Exchange since October 10, 2000. Prior thereto, its common shares traded on the Canadian Dealing Network since December 1, 1998. The common shares of one the Company′s predecessor companies, TLT, formerly traded on the Alberta Stock Exchange from May 1, 1992 to October 17, 1997.

  Selling Stockholders

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

  Dilution

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

  Expenses of the Issue

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10. ADDITIONAL INFORMATION

  Share Capital

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

  Memorandum and Articles of Association

  The Company was formed on December 1, 1998 by the amalgamation of TLT Resources Inc. ("TLT") and Buffalo Diamonds Ltd. ("BDL") pursuant to the provisions of the Alberta Business Corporations Act (the "Act") under corporation access number 208093609. TLT was incorporated on January 30, 1992 in the Province of Alberta under the name 517003 Alberta Ltd. On February 27, 1992, it changed its name to Tenga Laboratories Inc. On August 6, 1998, it changed its name to TLT Resources Ltd. at which time its share capital was consolidated on a 1 for 10 basis. BDL was formed on May 4, 1998 by the amalgamation of two non-reporting Alberta corporations pursuant to the provisions of the Alberta Business Corporations Act, Buffalo Diamonds Ltd. (incorporated on March 6, 1998 in the Province of Alberta) and 656405 Alberta Ltd. (incorporated on May 30, 1995 in the Province of Alberta). The Company is not limited in its objects and purposes.

  With respect to directors and officers, By-Law No. 1 of the Company provides that a director or officer who is a party to a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest in accordance with the provisions of the Act and shall abstain from voting in respect thereof.

  By-Law No. 2 of the Company provide that the directors may from time to time borrow money on the credit of the Company; issue, reissue, sell or pledge debt obligations of the Company, whether secured or unsecured; give a guarantee on behalf of the Company; mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Company to secure payment of a debt or performance of any other obligation of the Company. Variation of these borrowing powers would require an amendment to By-Law No. 2 of the Company which would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution. A Special Resolution means a resolution cast by a majority of not less than 3/4 of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice as By-Law No. 1 of the Company provides and not being less than 21 days′ notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company

  There is no requirement in By-Law No. 1 of the Company or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director′s qualification.

  Holders of common shares of the Company are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders. Holders of common shares are not entitled to pre-emptive rights. Holders of common shares are entitled, ratably, to the remaining property of the Company upon liquidation, dissolution or winding up of the Company, and such holders receive dividends if, as, and when, declared by the directors of the Company. There are no restrictions on the purchase or redemption of common shares by the Company while there is an arrearage in the payment of dividends or sinking fund installments. There is no liability on the part of any shareholder to further capital calls by the Company nor any provision discriminating against any existing or prospective holder of securities of the Company as a result of such shareholder owning a substantial number of shares. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating document of the Company.

  The Company is required to give its registered shareholders not less than 21 days notice of any general meeting of the Company unless all such shareholders consent to reduce or waive the period. In addition, the Company is obliged to give notice to registrants and intermediaries who hold shares on behalf of the ultimate beneficial owners no fewer than 35 or more than 60 days prior to the date of the meeting. The Company then delivers, in bulk, proxy-related materials in amounts specified by the intermediaries. No shares of the Company owned by registrants or intermediaries may be voted at a general meeting of the Company unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares. Such ultimate beneficial owner must then deliver a proxy to the Company within the time limited by the Company for the deposit of proxies in order to vote the shares in respect of which such person is the beneficial owner.

  There is no provision in the Company′s Articles or By-Laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

  Securities legislation in the Company′s home jurisdiction of Alberta requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

  Material Contracts

  The Company has not entered into any contracts other than the ordinary course of business during the past two years.

  Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company′s common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10 - Additional Information - E. Taxation" below.

Except as provided in the Investment Canada Act (the "Act"), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a "non-Canadian").

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada′s cultural heritage of national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor. The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada′s cultural heritage and national identity.

If an investment is reviewable under the Act, an order for review must be issued within 21 days after the certified date on which notice of investment was received. An application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place. Once the application has been filed, a receipt will be issued to the applicant, certifying the date on which the application was received. For incomplete applications, a deficiency notice will be sent to the applicant, and if not done within 15 days of receipt of application, the application will be deemed to be complete as of the date it was received. Within 45 days after the complete application has been received, the Minister responsible for the Investment Canada Act must notify the potential investor that the Minister is satisfied that the investment is likely to be of net benefit to Canada. If within such 45-day period the Minister is unable to complete the review, the Minister has an additional 30 days to complete the review, unless the applicant agrees to a longer period. Within such additional period, the Minister must advise either that he is satisfied or not satisfied that the investment is likely to be of net benefit to Canada. If the time limits have elapsed, the Minister will be deemed to be satisfied that the investment is likely to be of net benefit to Canada. The investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment. To date, the only types of business activities which have been prescribed by regulation as related to Canada′s cultural heritage or national identity deal largely with publication, film and music industries. Because the Company′s total assets are less than the $5 million notification threshold, and because the Company′s business activities would likely not be deemed related to Canada′s cultural heritage or national identity, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

The following investments by non-Canadians are subject to notification under the Act:

  an investment to establish a new Canadian business; and

  an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

  direct acquisition of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization ("WTO") member country investor (the United States being a member of the WTO);

  direct acquisition of control of Canadian businesses with assets of $172,000,000 or more by a WTO investor;

  indirect acquisition of control of Canadian business with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

  indirect acquisition of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

  an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, or any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services, transportation services or communications.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person′s business as a trader or dealer in securities.

  Taxation

Material Canadian Federal Income Tax Consequences

Through consultation with counsel, management of the Company believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report. This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer′s capital gain or capital loss from a disposition of a share of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One half of a capital gain (the "taxable capital gain") is included in income, and one half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder′s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately following the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm′s length, or the non-resident holder and persons with whom he did not deal at arm′s length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Company shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Company′s shares, subject to the relieving provisions of the Treaty described below. Shares of the Company may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred "rollover" transactions whereby the holder exchanged property that was taxable Canadian property for shares of the Company.

Where the non-resident holder realized a capital gain on a disposition of the Company shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

  the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, which is the case for the Company, the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law. This discussion assumes that U.S. holders hold their shares of the Company′s common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders. In addition, U.S. holders may be subject to state, local or foreign tax consequences. No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by the Company herein. Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances. This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This decision does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distribution (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder′s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder′s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder′s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for long-term net capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense other than travel expenses in connection with a business trip (or as an expense for the production of income).

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer′s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder′s United States Federal income tax liability that the U.S. Holder′s foreign source income bears to this or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

U.S information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company′s common shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to finish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder′s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS. Certain U.S. Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder′s tax basis in the shares of the Company. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital loss are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately). For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a U.S. holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction). Similarly, a U.S. holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company (the Company does not believe that it will qualify in the next year, or has qualified within the past three fiscal years, as a "foreign personal holding company", "foreign investment company", "passive foreign investment company" or "controlled foreign corporation" as discussed below):

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company′s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens of the United States and 60% or more of the Company′s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company". In that event, U.S. Holders that hold common shares of the Company (on the earlier of the last day of the Company′s tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company′s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company′s income which is passive, or the percentage of the Company′s assets which are producing passive income (generally 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company′s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%). Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder′s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC′s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or person.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder′s adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder′s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder′s adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of the Company′s shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganization, and transfers at death. The transferee′s basis in this case will depend on the manner of transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred. Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specifically defined by the Code) of the Company. Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation′s accumulated earnings invested in "excess passive" assets (as defined by the Code). In addition, under Section 1248 of the Code, gain from sale or exchange of stock by a holder of common shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common shares of the Company, a more detailed review of these rules is outside the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation, the Company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

The foregoing summary is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

  Dividends and Paying Agents

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

  Statements by Experts

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

  Documents on Display

  Any documents referred to in this Annual Report may be inspected at the head office of the Company, Suite 880, 609 Granville Street, Vancouver, British Columbia, V7Y 1G5, during normal business hours.

  Subsidiary Information

There is no information relating to the Company′s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations. At present, the functional currency for the Company is the Canadian dollar. Based on the Company′s overall exchange rate risk as at December 31, 2002, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position. The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure. The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Neither the Company nor, to the best of its knowledge, anyone else has modified materially or qualified the rights evidenced by any class of registered securities.

ITEM 15. CONTROLS AND PROCEDURES

Based on their evaluation as of a date within ninety days of the filing date of this Annual Report on Form 20-F, the Company′s principal executive officer and principal financial officer have concluded that the Company′s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the "Exchange")) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms. There were no significant changes in the Company′s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART III

ITEM 17. FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see Note 15 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see pages 14 and 15 of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Not applicable

ITEM 19. EXHIBITS

  Financial Statements

  Exhibits
Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of Amalgamation of the Company
*1.B.	Articles of Amalgamation of the Company
*1.C.	By-Laws of the Company
*4.A.	Amalgamation Agreement dated April 30, 1998 between Buffalo Diamonds Ltd., 656405 Alberta Ltd. and the then shareholders of 656405 Alberta Ltd.
*4.B.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and 718709 Alberta Ltd.
*4.C.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Raymond Haimila
*4.D.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Jay Haimila
*4.E.	Discovery Bonus Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Western Capital Corporation
*4.F.	Agency agreement dated May 11, 1998 between Buffalo Diamonds Ltd. and Yorkton Securities Inc. with respect to the brokered private placement which closed on July 21, 1998
*4.G.	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and Western Capital Corporation
*4.H	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and 718730 Alberta Ltd.
*4.I.	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and Leo Edward Halonen
*4.J.	Option Agreement dated September 10, 1998 between Buffalo Diamonds Ltd. and New Claymore Resources Ltd. regarding the Varlaam Property
*4.K.	Amalgamation Agreement dated October 23, 1998 between Buffalo Diamonds Ltd. and TLT Resources Ltd.
*4.L.	Agency Agreement dated November 28, 2000 with between the Company and Yorkton Securities Inc.
*4.M.

Mineral Property Option Agreement dated for reference the 5th day of February, 2002 between Buffalo Diamonds Ltd., New Claymore Resources Ltd. and BHP Billiton Diamonds Inc. regarding the Calling Lake and Varlaam Properties

99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company′s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-30150).

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 20th day of May, 2003

BUFFALO GOLD LTD.

"John Tully"

Per: (signed) John Tully

Title: President

CERTIFICATIONS

I, John Tully, certify that:

  I have reviewed this annual report on Form 20-F of Buffalo Gold Ltd. (the "Company");

  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

  The Company′s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

  designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  evaluated the effectiveness of the Company′s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  The Company′s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company′s auditors and the audit committee of the Company′s board of directors (or persons performing the equivalent function):

  all significant deficiencies in the design or operation of internal controls which could adversely affect the Company′s ability to record, process, summarize and report financial data and have identified for the Company′s auditors any material weaknesses in internal controls; and

  any fraud, whether or not material, that involves management or other employees who have a significant role in the Company′s internal controls; and

  The Company′s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 16, 2003

"John Tully"

____________________________

John Tully, President

I, Tracy A. Moore, certify that:

  I have reviewed this annual report on Form 20-F of Buffalo Gold Ltd. (the "Company");

  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

  The Company′s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

  designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  evaluated the effectiveness of the Company′s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  The Company′s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company′s auditors and the audit committee of the Company′s board of directors (or persons performing the equivalent function):

  all significant deficiencies in the design or operation of internal controls which could adversely affect the Company′s ability to record, process, summarize and report financial data and have identified for the Company′s auditors any material weaknesses in internal controls; and

  any fraud, whether or not material, that involves management or other employees who have a significant role in the Company′s internal controls; and

  The Company′s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 16, 2003

"Tracy A. Moore"

_____________________________________

Tracy A. Moore, Chief Financial Officer

EXHIBIT INDEX
Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of Amalgamation of the Company
*1.B.	Articles of Amalgamation of the Company
*1.C.	By-Laws of the Company
*4.A.	Amalgamation Agreement dated April 30, 1998 between Buffalo Diamonds Ltd., 656405 Alberta Ltd. and the then shareholders of 656405 Alberta Ltd.
*4.B.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and 718709 Alberta Ltd.
*4.C.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Raymond Haimila
*4.D.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Jay Haimila
*4.E.	Discovery Bonus Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Western Capital Corporation
*4.F.	Agency agreement dated May 11, 1998 between Buffalo Diamonds Ltd. and Yorkton Securities Inc. with respect to the brokered private placement which closed on July 21, 1998
*4.G.	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and Western Capital Corporation
*4.H	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and 718730 Alberta Ltd.
*4.I.	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and Leo Edward Halonen
*4.J.	Option Agreement dated September 10, 1998 between Buffalo Diamonds Ltd. and New Claymore Resources Ltd. regarding the Varlaam Property
*4.K.	Amalgamation Agreement dated October 23, 1998 between Buffalo Diamonds Ltd. and TLT Resources Ltd.
*4.L.	Agency Agreement dated November 28, 2000 with between the Company and Yorkton Securities Inc.
*4.M.

Mineral Property Option Agreement dated for reference the 5th day of February, 2002 between Buffalo Diamonds Ltd., New Claymore Resources Ltd. and BHP Billiton Diamonds Inc. regarding the Calling Lake and Varlaam Properties

99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company′s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-30150).

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

INDEPENDENT AUDITORS′ REPORT

To the Shareholders of

Buffalo Gold Ltd. (formerly Buffalo Diamonds Ltd.)

We have audited the balance sheet of Buffalo Gold Ltd. (formerly Buffalo Diamonds Ltd.) as at December 31, 2002 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company′s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	Chartered Accountants

April 17, 2003	"Davidson & Company"

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company′s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to shareholders dated April 17, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor′s report when these are adequately disclosed in the financial statements.

Vancouver, Canada	Chartered Accountants

April 17, 2003	"Davidson & Company"


Independent Auditors′ Report

To the Shareholders of

Buffalo Gold Ltd. (formerly Buffalo Diamonds Ltd.)

We have audited the balance sheet of Buffalo Gold Ltd. (formerly Buffalo Diamonds Ltd.) (an exploration stage company) as at December 31, 2001 and the statements of operations and deficit and cash flows for each of the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company′s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and the results of its operations and its cash flows for each of the years ended December 31, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C., Canada

April 25, 2002

Comments by the Auditors for U.S. Readers of Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant conditions and events that cast substantial doubt on the Company′s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated April 25, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors′ report when these are adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, BC, Canada

April 25, 2002

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in Canadian dollars)

AS AT DECEMBER 31

	2002	2001
ASSETS
Current
Cash and cash equivalents	$6,205	$556
GST receivables	19,303	27,202
Prepaid expense	3,857	3,857
Total current assets	29,365	31,615
Capital assets (Note 3)	-	18,096
Exploration properties and deferred costs (Note 4)	140,500	3,036,919
	$ 169,865	$3,086,630

LIABILITIES AND SHAREHOLDERS′ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities (Note 9)	$ 281,020	$ 347,318
Accounts payable to be settled with capital stock (Notes 5 and 14)	20,922	81,834
Amounts due to shareholders	6,272	6,272
Total current liabilities	308,214	435,424
Shareholders′ equity (deficiency)
Capital stock (Note 5)
Authorized
Unlimited common shares without par value
Issued and outstanding
2,186,929 (2001 - 19,050,950) common shares	3,742,531	3,560,697
Deficit	(3,880,880)	(909,491)
	(138,349)	2,651,206
	$ 169,865	$ 3,086,630

Nature and continuance of operations (Note 1)
Subsequent events (Note 14)
On behalf of the Board:

"Tracy A. Moore	Director	"James G. Stewart"	Director

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian dollars)

YEAR ENDED DECEMBER 31

	2002	2001	2000
EXPENSES

Aborted financing costs (Note 10)	$ -
$19,315
			$109,853
Depreciation	18,096	6,006	8,125
Exploration costs	2,842	-	-
Filing fees	9,687	5,785	4,490
Interest and bank charges
102
		6,863	2,027
Office and miscellaneous	8,731	2,711	15,829
Professional fees	117,923	20,074	70,002
Rent	18,000	-	10,000
Shareholder information	4,792	2,537	3,493
Transfer fees	7,546	3,648	8,851
Travel and promotion	-	1,662	28,384
Wages	-	-	34,317

Total expenses	(187,719)	(68,601)	(295,371)

OTHER INCOME (EXPENSE)
Write-off of exploration properties (Note 4)	(2,832,673)	-	-
Gain on settlement of accounts payable
48,929
		-	-
Interest income	74	52	2,569

Total other income (expense), net	(2,783,670)	52	2,569

Loss for the year	(2,971,389)	(68,549)	(292,802)

Deficit, beginning of year	(909,491)	(840,942)	(548,140)

Deficit, end of year	$(3,880,880)	$(909,491)	$(840,942)

Basic and diluted loss per share	$(1.42)	$(0.04)	$(0.17)

Weighted average number of shares outstanding	2,092,703	1,902,109	1,719,216

Loss per share amounts have been retroactively restated to give effect to the 10:1 share consolidation (Note 5).

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

STATEMENT OF CASH FLOWS

(Expressed in Canadian dollars)

YEAR ENDED DECEMBER 31
	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (2,971,389)	$ (68,549)	$ (292,802)
Items not affecting cash:
Depreciation	18,096	6,006	8,125
Write-off of exploration properties	2,832,673	-	-
Gain on settlement of accounts payable	(48,929)	-	-
Changes in non-cash working capital items:
Increase in prepaid expense
-
		-	(3,857)
Decrease (increase) in GST receivables	7,899	(5,711)	99,666
Increase in accounts payable and accrued liabilities	73,553	66,886	190,644
Net cash provided by (used in) operating activities	(88,097)	(1,368)	1,776
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	100,000	-	478,320

Net cash provided by financing activities	100,000	-	478,320

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets
-
		-	(629)
Expenditures on exploration properties	(6,254)	-	(546,545)

Net cash used in investing activities	(6,254)	-	(547,174)

Change in cash and cash equivalents during the year
5,649
		(1,368)	(67,078)

Cash and cash equivalents, beginning of year	556	1,924	69,002

Cash and cash equivalents, end of year
$         6,205
		$ 556	$ 1,924

Cash paid for interest	$ -	$ -	$ -

Cash paid for income taxes	$ -	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

1. NATURE AND CONTINUANCE OF OPERATIONS

Buffalo Gold Ltd. (formerly Buffalo Diamonds Ltd.) (the "Company") is an Alberta corporation engaged in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

On February 17, 2003, the Company changed its name from Buffalo Diamonds Ltd. to Buffalo Gold Ltd. and consolidated its share capital on a 10 old for 1 new basis (Note 5).

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the amounts shown for exploration properties and deferred costs is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from the disposition of the mineral properties. The amounts shown as exploration properties and deferred costs represent net costs to date, and do not necessarily represent present or future values.

At December 31, 2002, the Company has a working capital deficiency of $251,655 (2001 - $315,703), and without a source of additional funding is unable to meet its obligations as they fall due. The Company has settled some of its debts with shares of the Company; however, the Company still has a significant working capital deficiency and, accordingly, there is substantial doubt about the ability of the Company to continue as a going concern. In addition, management is actively pursuing additional funds by way of private placement to meet its reduced level of general and administrative expenditures. While the Company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company′s financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies adopted by the Company are as follows:

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.


BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Capital assets

Fixed assets comprise office furniture and computer equipment recorded at cost less accumulated depreciation. Depreciation is provided for at 20% and 30%, respectively, on a declining-balance basis.

Exploration properties and deferred costs

The Company records its interests in exploration properties and areas of geological interest at cost less option payments received and other recoveries. All direct and indirect costs relating to the acquisition of these interests together with direct exploration costs are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized over the proven reserves available on the related property following commencement of production. Exploration properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The Company regularly reviews the carrying values of its exploration properties by referring to the project economics, including the timing of the exploration work, the work programs, and the exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated net recoverable amount, a provision is made for the decline in value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company′s title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

Values

The amounts shown for exploration properties represent costs incurred to date and are not intended to reflect present or future values.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its exploration properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At December 31, 2002, 2001 and 2000, the total number of potentially dilutive shares excluded from net loss per share was 295,818, 116,428 and 434,291.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange. Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.

Income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

3. CAPITAL ASSETS

		2002			2001
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Office furniture	$ 18,354	$ 18,354	$ -	$ 18,354	$ 9,667	$ 8,687
Computer equipment	23,706	23,706	-	23,706	14,297	9,409

	$ 42,060	$ 42,060	$ -	$ 42,060	$ 23,964	$ 18,096

During the current year, the Company determined its capital assets have no future economic benefit and, accordingly, were fully depreciated.

4. EXPLORATION PROPERTIES AND DEFERRED COSTS

	2002	2001
Chain Lakes, Alberta	$ -	$ 579,354
Calling Lake and Varlaam, Alberta	140,500	2,457,565
	$140,500	$ 3,036,919
Balance, beginning of year	$ 3,036,919	$ 2,990,589
Acquisition costs	-	15,000
Exploration expenditures
Geology	6,254	30,046
Other	-	1,284
Recoveries	(70,000)	-
Net expenditures (recoveries)	(63,746)	31,330
	2,973,173	-
Written-off during the year	(2,832,673)	-
Balance, end of year	$ 140,500	$ 3,036,919

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

4. EXPLORATION PROPERTIES AND DEFERRED COSTS (continued)

Chain Lake, Alberta

The Company has an undivided 100% working interest in several mineral exploration permits in the Chain Lake region of Alberta. The permits are in good standing until various dates in 2003. The Company does not intend to renew the permits and, accordingly, all related costs have been written-off to operations during the current year.

Calling Lake and Varlaam, Alberta

The Company has an undivided 100% working interest in several mineral exploration permits in the Calling Lake region of Alberta.

In addition, pursuant to a letter of agreement with New Claymore Resources Inc. ("New Claymore") dated September 10, 1998 and as amended on August 26, 1999, the Company has acquired a 50% interest in exploration claims, known as the Varlaam property, located contiguous to the Calling Lake property. To exercise the option, the Company paid New Claymore $50,000 in 1998 and issued 200,000 common shares of the Company as follows:

i) 50,000 common shares at a fair value of $25,000 during the year ended December 31, 1999.

ii) 50,000 common shares at a fair value of $25,000 when the Company received a recommendation by a qualified engineer that a second phase of exploration be conducted on the Varlaam property. These shares were issued during the year ended December 31, 2000.

iii) 100,000 common shares at a fair value of $15,000 when the Company received a recommendation by a qualified engineer that a third phase of exploration be conducted on the Varlaam property. These shares were issued during the year ended December 31, 2001.

An additional 50,000 common shares were issued at a fair value of $25,000 as consideration for an amendment to the agreement during the year ended December 31, 1999.

In February 2002, the Company and New Claymore granted an option to BHP Billiton Diamonds Inc. ("BHP") to acquire up to a 70% interest in the Calling Lake and Varlaam properties. In order to acquire a 51% interest, BHP must spend $600,000 on exploration of the properties by August 31, 2003. BHP can earn a further 9% interest by incurring expenditures required to complete a bulk sampling program of not less than 50 tonnes by August 31, 2006 and can earn a further 10% interest by completing a feasibility study by August 31, 2011. The Company and New Claymore have also agreed that their interest in both properties on exercise or termination of the option will be 65% to the Company and 35% to New Claymore.

During the current year, BHP paid $70,000 to a third party supplier of the Company to settle accounts payable owing by the Company of $70,000. The payment has been recorded as a recovery of exploration costs.

As at December 31, 2002, management of the Company decided to write down the carrying value of the properties to $140,500, being the original acquisition costs for the properties.

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

5. CAPITAL STOCK

	Number of Shares	Amount

Issued at December 31, 1999
15,943,200
		$ 2,968,077
Paid and allotted, but not yet issued	500,000	100,000
Issue costs	-	(25,700)

Balance at December 31, 1999	16,443,200	3,042,377
For exploration properties	50,000	25,000
Private placement	250,000	50,000
Private placement	2,207,750	441,550
Issue costs	-	(13,230)

Balance at December 31, 2000	18,950,950	3,545,697
For exploration properties	100,000	15,000

Balance at December 31, 2001	19,050,950	3,560,697
Settlement of accounts payable	818,344	81,834
Private placement	2,000,000	100,000
Share consolidation (10:1)	(19,682,365)	-

Balance at December 31, 2002	2,186,929	$ 3,742,531

In connection with acquiring the Chain Lakes and Calling Lake and Varlaam properties, the Company entered into a Discovery Bonus Agreement for the issuance of up to 2,000,000 common shares at a price of $0.001 per Discovery Bonus Share, with 1,000,000 common shares to be issued upon discovery of a diamondiferous kimberlite pipe on the properties and a further 1,000,000 common shares to be issued upon providing a bankable final feasibility study on a commercial diamondiferous pipe. As at December 31, 2002, none of these shares had been issued. Giving effect to the 10:1 share consolidation (see below), the number of shares issuable under this agreement will be 200,000 at a price of $0.01 per share.

During the year ended December 31, 2000:

    The Company issued 750,000 units at a price of $0.20 per unit. As of December 31, 1999, 500,000 of these units had been fully paid for and allotted but not yet issued. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.20 per share until February 8, 2001 for 187,500 of the share purchase warrants and until September 1, 2001 for the remaining 562,500 share purchase warrants. The warrants expired unexercised.

    The Company issued 2,207,750 units at a price of $0.20 per unit by way of private placement. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.20 per share until April 25, 2001 for 338,750 of the share purchase warrants and until September 1, 2001 for the remaining 1,869,000 share purchase warrants. The warrants expired unexercised.

c) The Company issued 50,000 shares at a fair value of $25,000 towards the acquisition of exploration properties.

During the year end December 31, 2001:

a) On April 20, 2001 the Company issued 100,000 shares at a fair value of $15,000 towards the acquisition of exploration properties.

During the year ended December 31, 2002:

b) On April 15, 2002, the Company issued 818,344 shares at a fair value of $81,834 to settle accounts payable of $81,834.

c) On May 9, 2002, the Company completed a non-brokered private placement consisting of 2,000,000 units at a price of $0.05 per unit for proceeds of $100,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.10 per share until May 9, 2003.

Share consolidation

Effective February 17, 2003, the Company consolidated its issued share capital on a 10 old for 1 new basis. The authorized share capital remained unchanged. As a result of the share consolidation, the Company′s issued share capital decreased from 21,869,294 shares to 2,186,929 shares. The decrease has been reflected as a change in share capital just prior to December 31, 2002. In addition, loss per share information in the statements of operations has been retroactively restated to give effect to the share consolidation.

6. STOCK OPTIONS

The Company does not have a formal stock option plan. The Company grants options pursuant to the policies of the TSX Venture Exchange ("TSX-V") which provides for stock options up to a maximum of 10% of issued share capital be granted to directors, officers, employees and consultants of the Company at a price that is the higher of the previous day′s closing price and the average price of the 15 days prior to the granting of the option as quoted on the TSX-V.

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

6. STOCK OPTIONS (continued)

As at December 31, 2002, the following stock options are outstanding and exercisable after giving effect to the 10:1 share consolidation (Note 5):

Number of Shares	Exercise Price	Expiry Date

67,750	$ 2.10	November 9, 2003
28,068	2.10	December 6, 2004

95,818

Stock option transactions are summarized as follows:

	2002		2001		2000

	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding at January 1	1,164,278	$0.21	1,385,155	$0.21	1,591,250	$0.21
Granted	300,000	0.10	-	-	-	-
Exercised	-	-	-	-	-	-
Cancelled	(506,095)	0.12	(220,877)	0.21	(206,095)	0.21
Share consolidation (10:1)	(862,365)		-		-

Outstanding at December 31	95,818	$2.10	1,164,278	$0.21	1,385,155	$0.21

Stock-based compensation

The Company granted 300,000 stock options to employees and directors during the current year. The Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

6. STOCK OPTIONS (continued)

Stock-based compensation (continued)

Loss for the year as reported	$(2,971,389)
Additional compensation expense	(9,232)

Pro-forma loss	$(2,980,621)

Pro-forma basic and diluted loss per share	$ (1.42)

The weighted average fair value of each option granted during the current year was $0.03.

The following weighted average assumptions were used for the Black-Scholes option pricing model valuation of stock options granted during the year:

Risk-free interest rate	3%
Expected life of options	5 years
Annualized volatility	50%
Dividend rate	0%

7. WARRANTS

As at December 31, 2002, the following share purchase warrants are outstanding after giving effect to the 10:1 share consolidation (Note 5):

Number of Shares	Exercise Price	Expiry Date

200,000	$ 1.00	May 9, 2003

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

7. WARRANTS (continued)

The change in share purchase warrants outstanding is as follows:

	2002		2001		2000
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price

At January 1	-	$ -	2,957,750	$-	-	$-

Granted	2,000,000	0.10	-	0.20	2,957,750	0.20
Exercised	-	-	-	-	-	-
Expired	-	-	(2,957,750)	0.20	-	-
Share consolidation (10:1)	(1,800,000)		-		-

At December 31	200,000	$1.00	-	$-	2,957,750	$0.20

The Company has also granted the right to purchase 200,000 shares pursuant to the Discovery Bonus Agreement, as discussed in Note 5.

8. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2002	2001	2000

Loss before income taxes	$(2,971,389)	$(68,549)	$(292,802)

Expected income tax recovery	$1,176,670	$30,587	$131,761
Non-deductible expenses for tax	(1,128,905)	-	-
Gain on settlement of debts	19,376	-	-
Unrecognized benefit of non-capital losses	(67,141)	(30,587)	(131,761)

	$ -	$ -	$ -

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

8. INCOME TAXES (continued)

The significant components of the Company′s future income tax assets (liabilities) are as follows:

	2002	2001

Future income tax assets (liabilities):
Fixed assets	$ 15,076
$            8,712

Exploration properties	891,281	(183,049)
Other tax assets	34,228	36,049
Non-capital loss carryforwards	191,883	139,182

Future income tax assets	1,132,468	894

Valuation allowance	(1,132,468)	(894)

Net future income tax assets	$ -	$ -

The Company has available for deduction against future years′ taxable income non-capital losses of approximately $510,000. These losses, if unutilized, will expire beginning in 2003. Subject to certain restrictions, the Company also has approximately $2,510,000 of resource expenditures available to reduce taxable income of future years. The future tax benefits which may arise as a result of these non-capital losses and resource expenditures have not been recognized in these financial statements and have been offset by a valuation allowance.

9. RELATED PARTY TRANSACTIONS

a) The Company incurred the following expenses with a law firm controlled by a director and a company related by a common director and former director:

	2002	2001	2000

Professional fees	$96,812	$ -	$ 8,293
Rent and office costs	26,731	-	10,000

    During the current year, the Company issued 370,624 common shares to a former director and a company related by a common and former director to settle accounts payable of $37,062 owing to the related parties.

Included in accounts payable at December 31, 2002 is $103,140 (2001 - $Nil) due to a law firm controlled by a director and $108,464 (2001 - $119,336) due to companies related by common directors and a former director.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10. ABORTED FINANCING COSTS

On November 28, 2000, the Company filed a prospectus with the Alberta, British Columbia and Saskatchewan Securities Commissions offering up to 4,000,000 common shares at a price of $0.15 per share. In February 2001, the agent terminated the agency agreement, citing general market conditions as the reason for the termination. The Company incurred costs of $109,853, mainly comprising legal, accounting and printing associated with the proposed prospectus, which have been charged to operations in during the year ended December 31, 2000. An additional $19,315 of related costs were identified and recognized during the year ended December 31, 2001.

11. SEGMENTED INFORMATION

The Company operates in Canada in one reportable segment, being the exploration of mineral properties.

12. FINANCIAL INSTRUMENTS

The Company′s financial instruments consist of cash and cash equivalents, GST receivables, accounts payable and accrued liabilities and amounts due to shareholders. Unless otherwise noted, it is management′s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

13. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended December 31, 2002 included:

a) The Company settling accounts payable of $81,834 by issuing 818,344 shares at a fair value of $81,834.

b) BHP paying $70,000 to a third party supplier on behalf of the Company to settle accounts payable owing by the Company of $70,000. The payment has been recorded as a recovery of exploration costs.

The significant non-cash transaction for the year ended December 31, 2001 consisted of the Company issuing 50,000 shares at a fair value of $15,000 towards the acquisition of exploration properties.

The significant non-cash transaction for the year ended December 31, 2000 consisted of the Company issuing 50,000 shares at a fair value of $25,000 towards the acquisition of exploration properties.

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

14. SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2002:

a) On February 17, 2003 and pursuant to the shareholders Special General Meeting on December 12, 2002, the Company changed its name from Buffalo Diamonds Ltd. to Buffalo Gold Ltd. and consolidated its share capital on a 10 old for 1 new basis. The post consolidation authorized share capital remains unchanged with the issued share capital becoming 2,186,929 common shares.

b) On February 27, 2003, the Company closed a non-brokered private placement consisting of 1,333,330 post-consolidation units at a price of US$0.15 per unit for proceeds of US$200,000. Each unit consisted of 1 post-consolidation share and one-half of one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of US$0.20 per share until February 27, 2004. The shares and any shares acquired on the exercise of the warrants are subject to a four month hold period expiring June 27, 2003.

c) On March 6, 2003, the Company entered into a letter agreement with Big Sky Mining Canada Ltd. ("Big Sky") to jointly pursue gold exploration and mining opportunities in the People′s Republic of China ("PRC"). Currently, four projects have been identified in the PRC including one in Inner Mongolia and three in the Henan province. The Company and Big Sky will incorporate a 50-50 jointly-owned operating company for each project with the Company being the operator. Big Sky will be responsible for securing the rights to each project and the Company will be responsible for the capital contributions to each cooperative joint venture.

Upon having made the anticipated capital contributions to each cooperative joint venture, the Company will acquire Big Sky′s 50% interest in a particular joint operating company in exchange for shares of the Company based on a valuation acceptable to both parties. The total number of shares issued to Big Sky will be the greater of 10,000,000 shares or 50% of the Company′s issued share capital. Once the maximum number of shares is issued to Big Sky, the Company will be entitled to acquire the interests of Big Sky in each joint operating company at no further cost.

The Company has agreed to pay Big Sky US$50,000, US$100,000 and US$100,000, within 10 days of final PRC approval of the formal joint venture agreements for the Inner Mongolia and two Henan exploration projects, respectively.

The agreement is subject to completion of a formal shareholders agreement for each joint operating company by March 15, 2003, the Company raising US$1,500,000 by May 15, 2003 and the receipt of all necessary regulatory approvals by May 15, 2003.

The Company is in the process of seeking extensions on the agreement.

d) On March 10, 2003, the Company entered into a consulting agreement, effective March 1, 2003, with MCSI Consulting Services Inc. ("MCSI"), a company with a director in common, whereby MCSI is to provide corporate finance and related services in exchange for fees of $10,000 per month plus expense reimbursements as well as the granting of 400,000 stock options of which 241,000 options will be exercisable at US$0.70 per share until January 21, 2008 and the balance of 159,000 granted as soon as they become available. The term of the agreement is for a period of one year. The agreement and the granting of the stock options are subject to regulatory approval.

e) On March 7, 2003, the Company settled accounts payable totaling $28,999 due to a company related by a common director and former director in exchange for issuing 32,221 units at a fair value of $28,999. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share at a price of US$0.65 per share expiring on June 27, 2004. As at December 31, 2002, the accounts payable relating to this debt settlement was $20,922.

f) On April 16, 2003, the Company granted to a newly appointed officer and director of the Company options to acquire 256,000 common shares at a price of US$0.65 per share expiring April 16, 2008, subject to regulatory approval.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP") and in SEC Regulation S-X are described and quantified below.

	2002	2001	2000

Loss for the year

Loss for the year - Canadian GAAP	$(2,971,389)	$(68,549)	$(292,802)
Exploration properties (expensed) recovered as incurred	63,746	(46,330)	(571,545)
Exploration properties written-off	2,832,673	-	-

Loss for the year - U.S. GAAP	$(74,970)	$(114,879)	$(864,347)

Loss per share - U.S. GAAP	$(0.04)	$(0.06)	$(0.50)

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (continued)

	2002	2001

Shareholders′ equity (deficiency)

Shareholders′ equity (deficiency) - Canadian GAAP	$(138,349)	$2,651,206

Cumulative exploration properties expensed as incurred	(140,500)	(3,036,919)

Shareholders′ deficiency - U.S. GAAP	$(278,849)	$(385,713)

	2002	2001

Exploration properties and deferred costs

Exploration properties and deferred costs - Canadian GAAP	$140,500	$3,036,919

Cumulative exploration properties expensed as incurred per U.S. GAAP	(140,500)	(3,036,919)

Exploration properties and deferred costs - U.S. GAAP	$ -	$ -

	2002	2001	2000

Cash flows from operating activities

Per Canadian GAAP
$(88,097)
		$(1,368)	$1,776
Exploration properties expensed as incurred	(6,254)	-	(546,545)

Per U.S. GAAP
$(94,351)
		$(1,368)	$(544,769)

	2002	2001	2000

Cash flows from investing activities

Per Canadian GAAP
$(6,254)
		$ -	$(547,174)
Exploration properties expensed as incurred	6,254	-	546,545

Per U.S. GAAP	$ -		$(629)

BUFFALO GOLD LTD.

(formerly Buffalo Diamonds Ltd.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (continued)

a) Exploration properties and deferred costs

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.

b) Stock-based compensation

For U.S. GAAP purposes, the Company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, since compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company′s stock at the date of grant over the option price, there is no compensation cost to be recognized by the Company.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company′s financial statements was not required for the years ended December 31, 2001 and 2000. New accounting and disclosure standards were introduced under Canadian GAAP (Note 6) for fiscal years ending December 31, 2002.

c) Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity′s fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" ("SFAS 144"), which supersedes Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") that nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, "Accounting of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9" ("SFAS 147"). SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 31, 2002.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company′s financial position or results of operations.