Form 20-F
period 2003-12-31
BUFFALO GOLD LTD
filed 2004-07-01
CIK 1090053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

____       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

   X         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

or

____     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number: 0-30150

Buffalo Gold Ltd.
(Exact name of Company as specified in its charter)

Not applicable
(Translation of Company's name into English)

Province of Alberta, Canada
(Jurisdiction of incorporation or organization)

609 Granville Street - Suite 880, Vancouver, BC, Canada, V7Y 1G5
(Address of principal executive offices)

Page 1 of 58 Pages
The Exhibit Index is located on Page 58

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  4,086,726

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X          No _____

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17     X          Item 18 _____

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes _____    No _____    Not Applicable     X

--------------------------------------------------------------------------------------------------------------------------------------------

The information set forth in this Annual Report on Form 20-F is as at December 31, 2003 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada. Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 16 to the accompanying Financial Statements of the Company.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements. Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications. See "Risk Factors" for other factors that may affect the Company's future financial performance.

______________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F
TABLE OF CONTENTS		PAGES
GLOSSARY OF MINING TERMS		8

PART I		10

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	10
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	10
ITEM 3.	KEY INFORMATION	10
A.	Selected Financial Data	10
B.	Capitalization and Indebtedness	11
C.	Reasons for the Offer and Use of Proceeds	11
D.	Risk Factors	12
	History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations	12
	Additional Funding Requirements; Uncertainty of Additional Financing	12
	Exploration Activities Inherently Risky	12
	Company at Exploration Stage Only; Limited Experience with Development Stage Mining Operations	13
	Controlled Market for Diamonds	16
	Competition	16
	Conflicts of Interest	16
	Stock Subject to Penny Stock Rules	13
	Environmental and Other Regulatory Requirements	17
	Dividends	18
	Company's Officers and Directors Resident Outside US; Potential Unenforceability of Civil Liabilities and Judgments	18
	If the Company is Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, the Company Could be Treated as a Passive Foreign Investment Company for US Tax Purposes, Possibly Resulting in Additional Taxes to Its US Stockholders and Less Liquidity for the Stock	15

ITEM 4.	INFORMATION ON THE COMPANY	15
A.	History and Development of the Company	15
	Acquisition of the Mineral Interests in the Province of Alberta, Canada	16
	Agreement with Big Sky Mining Canada Ltd.	17
	Agreement with Terrawest Minerals Inc.	22
B.	Business Overview	23
C.	Organizational Structure	23
D.	Property Plants and Equipment	23
	Alberta Diamond Properties	23
	Calling Lake Property, Alberta	25
	Title	25
	Location, Access & Physiography	28
	Exploration History	29
	Exploration - Recent Results	30
	Regional and Local Geology	33
	Varlaam Property, Alberta	34
	Title	34
	Location, Access & Physiography	36
	Exploration History	36
	Exploration - Recent Results	36
	Regional and Local Geology	37
	Proposed Exploration	37

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
A.	Operating Results	29
	Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002	30
	Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001	30
	Fiscal Year Ended December 31, 2001 Compared to Fiscal Year Ended
	December 31, 2000	31
B.	Liquidity and Capital Resources	31
	December 31, 2003 Compared to December 31, 2002	31
	December 31, 2002 Compared to December 31, 2001	31
	December 31, 2001 Compared to December 31, 2000	31
	Material Differences between Canadian and US Generally Accepted Accounting Principles	32
	Outlook	32
C.	Research and Development, Patents and Licenses, etc.	32
D.	Trend Information	32
E.	Off-Balance Sheet Arrangements	32
F.	Tabular Disclosure of Contractual Obligations	32

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	32
A.	Directors and Senior Management	32
B.	Compensation	33
	Cash and Non-Cash Compensation - Executive Officers and Directors	33
	Option Grants in Last Fiscal Year	34
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	34
	Defined Benefit or Actuarial Plan Disclosure	34
	Termination of Employment, Change in Responsibilities and Employment Contracts	34
	Directors	34
C.	Board Practices	35
D.	Employees	35
E.	Share Ownership	37

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	37
A.	Major Shareholders	37
B.	Related Party Transactions	38
C.	Interests of Experts and Counsel	39

ITEM 8.	FINANCIAL INFORMATION	39
A.	Consolidated Statements and Other Financial Information	39
B.	Significant Changes	39

ITEM 9.	THE OFFER AND LISTING	39
A.	Offer and Listing Details	39
B.	Plan of Distribution	40
C.	Markets	40
D.	Selling Shareholders	40
E.	Dilution	40
F.	Expenses of the Issue	40

ITEM 10.	ADDITIONAL INFORMATION	40
A.	Share Capital	40
B.	Memorandum and Articles of Association	40
C.	Material Contracts	42
D.	Exchange Controls	42
E.	Taxation	44
	Material Canadian Federal Income Tax Consequences	44
	Dividends	44
	Capital Gains	44
	Material United States Federal Income Tax Consequences	45
	US Holders	46
	Distributions on Common Shares of the Company	46
	Foreign Tax Credit	47
	Information Reporting and Backup Withholding	47
	Disposition of Common Shares of the Company	47
	Currency Exchange Gains or Losses	48
	Other Considerations	48
	Foreign Personal Holding Company	48
	Foreign Investment Company	48
	Passive Foreign Investment Company	49
	Controlled Foreign Corporation	50
F.	Dividends and Paying Agents	50
G.	Statements by Experts	50
H.	Documents on Display	50
I.	Subsidiary Information	51

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	51

PART II		51

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	51

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	51

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
	HOLDERS AND USE OF PROCEEDS	51

ITEM 15.	CONTROLS AND PROCEDURES	51

ITEM 16.	RESERVED	52

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	52

ITEM 16B.	CODE OF ETHICS	52

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	52

PART III		51

ITEM 17.	FINANCIAL STATEMENTS	52

ITEM 18.	FINANCIAL STATEMENTS	53

ITEM 19.	EXHIBITS	53

SIGNATURES		55

CERTIFICATIONS		56

EXHIBIT INDEX		58

____________________________________________________________________________________

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

AGS:	Alberta Geological Society.
Archean Cratons:	Blocks of ancient continental crust which have not been significantly reworked since their formation 2.5 billion years ago or earlier.
chromite:	A brownish black to iron black mineral belonging to the Spinel group and commonly found in kimberlite.
Churchill Structural Province:	A region of Archean age continental crust which makes up the Canadian shield, comprised of two structurally distinct sub provinces called the Rae and Hearne structural provinces.
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
Gurney's G10 Pyrope Garnets:

A variety of high magnesium, low calcium pyrope garnet classified by Dr. John Gurney in 1984. Gurney's G10 pyrope garnets are a diagnostic mineral component of garnet harzburgite, considered to be one of the principal source rocks for diamonds in the upper mantle.

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
kimberlite:

A volatile, rich, potassic, ultrabasic hybrid igneous rock considered to be the principal host rock for diamonds. The magmas from which kimberlites crystallize are derived from peridotitic and eclogitic regions of the upper mantle. These magmas can be transported upward from the upper mantle through deep seated structures in the earth's crust forming either intrusive dykes or sills or explosively erupting on surface forming carrot shaped kimberlitic pipes or diatremes. As kimberlite magma travels to the surface it may incorporate bits and pieces of rock or crystals (xenoliths and xenocrysts) resulting in a hybrid, complex and often variable mineralogy. When kimberlitic magmas pass through diamond bearing regions of the upper mantle they may incorporate economically significant concentrations of diamonds.

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

__________________________________________________________________________________

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

ITEM 3.       KEY INFORMATION

A.       Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The information in the table was extracted from the more detailed financial statements and related notes included in Item 17 and should be read in conjunction with these financial statements and with the information appearing under the heading "Item 5 - Operating And Financial Review And Prospects". Note 16 of the financial statements of the Company included as part of this Report on Form 20-F explains the measurement differences were such information to be presented in conformity with generally accepted accounting principles in the United States ("US GAAP").

Results for the periods ended December 31, 2003 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:
		Year Ended December 31
		2003	2002	2001	2000	1999

(a)	Total revenue	$ -	$ -	$ -	$ -	$ -

(b)	Loss before extraordinary items
	Total	($960,375)	($2,971,389)	($68,549)	($292,802)	($348,770)
	Per Share 1	($0.28)	($1.42)	($0.04)	($0.17)	($0.23)

(c)	Total assets	$47,490	$169,865	$3,086,630	$3,041,963	$2,640,801

(d)	Total long-term debt	$6,272	$6,272	$6,272	$6,272	$6,272

(e)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a

(f)	Net loss for the year
	Total	($960,375)	($2,971,389)	($68,549)	($292,802)	($348,770)
	Per Share 1	($0.28)	($1.42)	($0.04)	($0.17)	($0.23)

  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same. Per share numbers have been adjusted for the one for ten consolidation of the Company's share capital during the fiscal year ended December 31, 2003.

INFORMATION IN CONFORMITY WITH US GAAP:

		Year Ended December 31
		2003	2002	2001	2000	1999

(a)	Total revenue	$ -	$ -	$ -	$ -	$ -

(b)	Loss before extraordinary items
	Total	($819,875)	($74,970)	($114,879)	($864,347)	($1,551,099)
	Per Share 1	($0.24)	($0.04)	($0.06)	($0.50)	($1.01)

(c)	Total assets	$47,490	$29,365	$49,711	$51,374	$221,757

(d)	Total long-term debt	$6,272	$6,272	$6,272	$6,272	$6,272

(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a

(g)	Net loss for the year
	Total	($819,875)	($74,970)	($114,879)	($864,347)	($1,551,099)
	Per Share 1	($0.24)	($0.04)	($0.06)	($0.50)	($1.01)

  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same. Per share numbers have been adjusted for the one for ten consolidation of the Company's share capital during the fiscal year ended December 31, 2003.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On June 18, 2004, 2004, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was US$1.00 = $1.3644.

The following table sets out the high and low exchange rates for each of the last six months.

			2004			2003
	May	April	March	February	January	December

High for period	1.3968	1.3975	1.3570	1.3512	1.3360	1.5457

Low for period	1.3577	1.3037	1.3056	1.3090	1.2682	1.3420

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the noon exchange rate on the last day of each month during the period.

Year Ended December 31
	2003	2002	2001	2000	1999
Average for the period
	1.3918	1.5699	1.5513	1.49	1.48

B.       Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.       Reasons For The Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.       Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

History of Net Losses; Accumulated Deficit; Lack of Revenue from Operations

The Company has incurred net losses to date. Its deficit as of December 31, 2003, was $4,841,255. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Additional Funding Requirements; Uncertainty of Additional Financing

Cash flow from operations has not in the past and is not expected in the next few years to satisfy the Company's operational requirements and cash commitments. In the past, the Company has relied on sales of debt and equity securities to meet most of its cash requirements. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company does not presently have sufficient financial resources to undertake all of its planned exploration programs. The development of any property that the Company might acquire depends upon the Company's ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in any properties and reduce or terminate its operations on such properties.

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

In order to develop properties which the Company might acquire, it may be necessary to build the necessary infrastructure facilities, including, electricity, transportation, etc., the costs of which could be substantial.

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

Competition

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company's exploration and acquisition programs will result in any commercial mining operation.

Conflicts of Interest

Certain of the directors of the Company are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of Alberta, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Stock Subject to Penny Stock Rules

The capital stock of the Company would be classified as "penny stock" as defined in Reg. Section 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the "1934 Act"). In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker's or dealer's duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including "bid" and "ask" prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer's account, and the estimated market value of such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

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

The Company's potential mining and processing operations and exploration activities in Canada are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

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

To the best of the Company's knowledge, it is currently operating in compliance with all applicable environmental regulations.

Dividends

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not expect to receive a dividend on the Company's common shares in the foreseeable future.

Company's Officers and Directors Resident Outside US; Potential Unenforceability of Civil Liabilities and Judgments

The Company and its officers and its directors are residents of countries other than the United States, and all of the Company's assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

If the Company is Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, the Company Could be Treated as a Passive Foreign Investment Company for US Tax Purposes, Possibly Resulting in Additional Taxes to Its US Stockholders and Less Liquidity for the Stock

The Company, as a foreign corporation with US stockholders, could potentially be treated as a passive foreign investment company ("PFIC") for US tax purposes. US stockholders owning shares of a PFIC can be subject to adverse tax consequences. In general, the Company would be considered a PFIC if: 75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company's assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. A US stockholder owing shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned. Also, gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains. If US stockholders are subject to adverse tax consequences related to their ownership of the Company's stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

ITEM 4.       INFORMATION ON THE COMPANY

A.       History and Development of the Company

Buffalo Gold Ltd. (the "Company") is an Alberta corporation in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not currently have any production properties and its current operations relate to its efforts to acquire mineable deposits of minerals. The company is therefore presently in the exploration stage.

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

The head office and principal office address of the Company is located at 609 Granville Street - Suite 880, Vancouver, British Columbia, V7Y 1G5, Canada. Its telephone number is 604-685-5492.

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

(f) under the terms of an asset conveyance agreement dated May 5, 1998 between BDL and Jay Haimila, BDL acquired an additional 20% interest in mineral exploration permit 004 (bringing its total interest to 100%) in exchange for 24,000 common shares of BDL (issued on June 16, 1998); and

(g) under the terms of an asset conveyance agreement dated May 15, 1998 between BDL and Leo Edward Halonen, BDL acquired an additional 5% interest in 543 to 547 (bringing its total interest to 100%) in exchange for 68,320 common shares of BDL (issued on June 16, 1998).

As a result of these transactions, Raymond Haimila and Dr. Tetsuo Yoshida, both of whom were formerly directors of the Company, acquired 974,898 and 1,805,794 common shares of BDL, respectively. All of the shares of BDL issued pursuant to the foregoing acquisitions were converted into an equal number of common shares of the Company upon the amalgamation of BDL and TLT to form the Company on December 1, 1998. See "Item 4 - Information on the Company - D. Property, Plants and Equipment - Calling Lake Property, Alberta" below. Any capital expenditures on the Calling Lake Property would most likely be funded through the sale of share capital.

By an agreement dated May 5, 1998 (the "Discovery Bonus Agreement") between BDL and Western, BDL granted to Western a right to receive up to 2,000,000 common shares of BDL at a price of $0.001 per share in recognition of Western's assistance to BDL in acquiring the Chain Lakes and Calling Lake Properties. As a result of the amalgamation of BDL and TLT to form the Company on December 1, 1998, Western now has the right to receive 200,000 common shares of the Company (the "Discovery Bonus Shares"). The right to receive the Discovery Bonus Shares will vest in Western, as follows:

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

None of the Discovery Bonus Shares have been issued to date.

By a letter agreement dated September 10, 1998, as amended, (the "NCS Agreement") between BDL and New Claymore Resources Inc. ("NCS"), the Company acquired a 50% interest in NCS's Varlaam property, which is comprised of 226,000 acres located near the Company's Calling Lake Properties. BDL acquired its interest by paying NCS a total of $50,000, issuing 250,000 common shares and incurring exploration expenditures of $1,158,313. See "Item 4 - Information on the Company - D. Property, Plants and Equipment - Varlaam Property, Alberta" below. Any capital expenditures on the Varlaam Property will most likely be funded through the sale of share capital.

By an agreement dated for reference the 5th day of February, 2002 (the "BHPB Agreement") between the Company, NCS and BHP Billiton Diamonds Inc. ("BHPB"), the Company and NCS collectively granted to BHPB an option to acquire up to a 70% interest in the Calling Lake and Varlaam Properties. BHBP failed to meet the option exercise requirements of the BHBP Agreement, resulting in the termination of the BHBP Agreement on August 31, 2003. The Company and NCS have agreed that their interests in both properties on termination of the BHBP Agreement are 65% and 35%, respectively. See "Item 4 - Information on the Company - D. Property, Plants and Equipment - Calling Lake Property, Alberta" and "Item 4 - Information on the Company - D. Property, Plants and Equipment - Varlaam Property, Alberta" below.

Agreement with Big Sky Mining Canada Ltd.

By a letter agreement dated March 5, 2003, as amended, (the "Big Sky Agreement") between the Company and Big Sky Mining Canada Ltd. ("Big Sky"), the Company and Big Sky agreed to jointly pursue gold exploration and mining opportunities in the People's Republic of China. Big Sky failed to secure any interest in gold exploration and mining properties in China, which resulted in the termination of the Big Sky Agreement on May 15, 2003.

Agreement with Terrawest Resource Holdings Ltd.

In 2003 the Company entered into an agreement to acquire an interest in certain gold properties in the Peoples Republic of China from Terrawest Resource Holdings Ltd. ("Terrawest"). As of December 31, 2003, the Company had incurred property evaluation and due diligence costs of $294,282 towards this agreement.

In March 2004, the agreement effectively terminated as a result of the receipt by Terrawest of a notice from its Chinese partners terminating Terrawest's underlying agreement on the subject properties. The Company agreed to abandon any claim against Terrawest in consideration of the delivery to the Company by Terrawest and its principals of two joint and several promissory notes totalling $100,000 in order to compensate the Company for some of the costs incurred by it in pursuing this acquisition. The promissory notes are each for $50,000, fall due on July 30, 2004 and December 31, 2004 and bear interest at the rate of 10% per year after their due dates. The Company expects to realize the full amount of the notes.

B.       Business Overview

Since the incorporation in March, 1998 of its predecessor company Buffalo Diamonds Ltd. ("BDL"), the Company, through BDL, has been in the business of acquiring mineral properties. See "Item 4 - Information on the Company - D. Property, Plants and Equipment" below. During the fiscal year ended December 31, 2003, the Company began pursuing gold exploration opportunities in the Peoples' Republic of China, although it has not yet acquired any such properties.

The Company's Calling Lake and Varlaam operations are governed primarily by the Mines and Minerals Act (Alberta) and the related Metallic and Industrial Minerals Regulation (the "Regulation"). This legislation is administered by the Minister of Mines for the Province of Alberta. Under the Regulation, the holder of a permit is granted the exclusive right to explore for metallic and industrial minerals in the area of the permit and to remove such minerals therefrom for the purposes of assaying and testing and of metallurgical, mineralogical or other scientific studies. Permits are issued for a term of ten years and, in order to remain in good standing for the whole term, require assessment work to be spent over the term of the permit by the holder as follows:

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

C.       Organizational Structure

The Company has no subsidiaries. Its mineral properties are owned jointly with New Claymore Resources Inc. with the Company owning a 65% interest and New Claymore Resources Inc. owning a 35% interest.

D.       Property Plants and Equipment

All properties of the Company are in the exploration stage only and are without a known body of commercial ore. The Company has no producing properties and has not had any revenue from any mineral in the last three fiscal years. As at December 31, 2003, the Company had incurred $2,973,173 in exploration expenditures on the Calling Lake and Varlaam properties, all of which has been written off.

Alberta Diamond Properties

All of the Company's mineral properties are located in Canada in the Province of Alberta. The Company has prepared the following summary to assist non-technical readers of this Annual Report in understanding the technical disclosure portion of this document.

The most common rock type from which diamonds are mined are kimberlites and to a lesser extent lamproites and orangeites. Diamond indicator minerals ("DIM") is a term used to describe minerals which are common constituents of these three rock types, but for the purposes of this discussion, DIM refers to minerals that are characteristic of kimberlites.

Kimberlite is best described as a hybrid igneous rock. Kimberlites are igneous in nature since they have crystallized from a molten liquid known as kimberlitic magma originating from the earth's upper mantle. Kimberlite magma contains volatile gases and is relatively buoyant with respect to the upper mantle. As a result, pockets of kimberlitic magma will begin to ascend upward through the upper mantle and along a path of least resistance to the earth's surface. As the kimberlitic magma ascends, the volatile gases within the magma expand, fracturing the overlying rock, continually creating and expanding its own conduit to the earth's surface. As a kimberlitic magma begins to ascend to the earth's surface it rips up and incorporates chunks or xenoliths of the various rock types the magma passes through on its way to surface. As the magma breaks down and incorporates these xenoliths, the chemistry and mineralogy of the original magma becomes altered or hybridized. The amount and type of foreign rock types a kimberlite may assimilate during its ascent will determine what types of minerals are present in the kimberlite when it erupts at surface.

When kimberlitic magma reaches or erupts at the earth's surface, the resulting volcanic event is typically violent, creating a broad shallow crater surrounded by a ring of kimberlitic volcanic ash and debris known as tuffaceous kimberlite. The geological feature created by the eruption of a kimberlite is referred to as a diatreme or kimberlite pipe. A simplified cross section a kimberlite diatreme appears as a near vertical, roughly carrot-shaped body of solidified kimberlite capped by a broad shallow crater on surface that is both ringed and filled with tuffaceous kimberlite and fragments of the different rock types the kimberlite may have erupted through on route to surface.

Due to the unique geometry of a kimberlite pipe and the manner in which the kimberlite has intruded a pre-existing host rock type, there are often differences in the physical characteristics of a kimberlite and the host rock. Sometimes these contrasting physical characteristics are significant enough to be detected by airborne or ground geophysical surveys. Two of the most commonly used geophysical techniques are airborne or ground magnetic surveys and electro-magnetic ("EM") surveys. A magnetic survey measures the magnetic susceptibility and EM survey measure the resistivity of the material at or near the earth's surface. When magnetic or resistivity measurements are collected at regular spaced intervals along parallel lines, the data can be plotted on a map and individual values can be compared. If a geophysical survey is conducted over an area where the bedrock and overburden geology is constant and there are no prominent structures or faults, there will be little variation in magnetic or resistivity data. However, when a kimberlite intrudes a homogenous geologic unit and erupts on surface, there is often a change in the geophysical signature or anomalous magnetic or resistivity data over the kimberlite diatreme. When the data is contoured the anomalous results often occur as a circular or oval anomaly outlining the surface or near surface expression of the diatreme.

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

Diamonds do not crystallize from a kimberlitic magma: they crystallize within a variety diamond bearing igneous rocks in the upper mantle called peridotites and eclogites. Peridotites and eclogites are each made up of a diagnostic assemblage of minerals that crystallize under specific pressure and temperature conditions similar to those conditions necessary to form and preserve diamonds. Diamond bearing peridotite can be further broken down into three varieties which are, in order of greatest diamond bearing significance, garnet harzburgite, chromite harzburgite, and to a lesser extent garnet lherzolite. For a kimberlite to be diamond bearing, the primary kimberlitic magma must dis-aggregate and incorporate some amount of diamond bearing peridotite or eclogite during its ascent to the earth's surface. The type and amount of diamond bearing peridotite or eclogite the kimberlitic magma incorporates during its ascent will determine the diamond content or grade of that specific kimberlite as well as the size and quality of diamonds. Diamond bearing peridotite and eclogite occur as discontinuous pods and horizons in the upper mantle, typically underlying the thickest, most stable regions of Archean continental crust or cratons. As a result, almost all economic diamond bearing kimberlites world wide occur in the middle of stable Archean Cratons.

DIM includes minerals that have crystallized directly from a kimberlitic magma, or minerals that have been incorporated into the kimberlitic magma as it ascends to the earth's surface. Examples of DIM are picroilmenite, titanium and magnesium rich chromite, chrome diopside, magnesium rich olivine, pyrope garnets (varieties which include Dawson and Stephens' G1, G2, G9, G10, G11, G12 and Gurney's G9 and G1O garnets) and eclogitic garnets (varieties which include Dawson and Stephens' G3, G4, G5 and G6). From this paragraph on, reference to G1 and G2 pyrope garnets refers to Dawson and Stephens' classification and G9 and G1O refers to Gurney's G9 and G10 pyrope garnets.

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

Calling Lake Property, Alberta

Title

The Calling Lake Property is comprised of two mineral exploration permits acquired through Buffalo Diamonds Ltd. ("BDL"), a predecessor of the Company. Under the terms of an amalgamation agreement dated April 30, 1998 with 656405 Alberta Ltd. (the "BDL Agreement"), BDL acquired a 100% working interest in the following ten mineral exploration permits:

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

BDL issued a total of 3,611,560 common shares to the then shareholders of 656405 Alberta Ltd. pursuant to the terms of the BDL Agreement. As a result of the BDL Agreement, Raymond Haimila and Dr. Tetsuo Yoshida, both of whom are former directors of the Company, acquired 974,898 and 1,805,794 common shares of BDL, respectively. All of the shares of BDL issued pursuant to the foregoing acquisitions were converted into an equal number of common shares of the Company upon the amalgamation of BDL and TLT Resources Inc. to form the Company on December 1, 1998. Other than permit numbers 9394020022, 9394020023, 9398030243 and 9398030244, all of the foregoing permits were cancelled by the Company on February 19, 2002. The ground covered by the cancelled permits was subsequently staked by BHP Billiton Diamonds Inc. ("BHPB"). Permit numbers 9394020022 and 9394020023 expired on February 23, 2004. By an agreement dated for reference the 5th day of February, 2002 (the "BHPB Agreement") between the Company, NCS and BHP Billiton Diamonds Inc. ("BHPB"), the Company and NCS collectively granted to BHPB an option to acquire up to a 70% interest in the Calling Lake and Varlaam Properties. BHBP failed to meet the option exercise requirements of the BHBP Agreement, resulting in the termination of the BHBP Agreement on August 31, 2003. The Company and NCS have agreed that their interests in both properties on termination of the BHBP Agreement are 65% and 35%, respectively.

Pursuant to the asset conveyance agreement dated May 15, 1998 (the "Western Agreement") between BDL and Western Capital Corporation ("Western"), BDL acquired a 100% working interest in the following mineral exploration permit:

Permit Number	Issue Date	Expiry Date	Number of Hectares
9396060089	June 18, 1996	June 18, 2006	9216

Pursuant to the terms of the Western Agreement, BDL issued 1,000,000 pre-consolidation common shares of BDL as consideration for all of the mineral exploration permits conveyed to it under the Western Agreement. See "Item 4. - Information on the Company - A. History and Development of the Company - Acquisition of the Mineral Interests in the Province of Alberta, Canada". The foregoing permit was cancelled by the Company on February 19, 2002. The ground covered by the permit was subsequently staked by BHPB.

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

Pursuant to an agreement dated May 5, 1998 (the "Discovery Bonus Agreement") between BDL and Western, BDL granted to Western a right to receive up to 2,000,000 pre-consolidation common shares of BDL at a price of $0.001 per share in recognition of Western's assistance to BDL in acquiring the Chain Lakes and Calling Lake Properties. As a result of the amalgamation of BDL and TLT to form the Company on December 1, 1998 and subsequent share consolidation of the Company, Western now has the right to receive 200,000 common shares of the Company (the "Discovery Bonus Shares"). The right to receive the Discovery Bonus Shares will vest in Western, as follows:

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

Location, Access & Physiography

The Calling Lake Property is located adjacent to Calling Lake, approximately 50 km north of the town of Athabasca, Alberta as shown on the following map. The property is separated into northwestern and southeastern segments by the Calling Lake Provincial Park, the Jean Baptiste Gambler IR 183 and Calling Lake. These two halves encompass fifteen mineral exploration permits totalling approximately 88,010 hectares. The relief of the area is generally low-lying. Elevation in the region generally varies from 590 to 700 m above sea level, except along the Athabasca and Calling river valleys which drop steeply to approximately 480 m above sea level. Annual temperatures range from -40 C in January to 25 C in July. The property is accessible year-round by road.

PROPERTY LOCATION

Project Location Map

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

Between 1991 and 1996, the AGS, the GSC and the then property owners, Raymond Haimila (a former director of the Company) and 656405 Alberta Ltd. (a predecessor company of the Company), conducted reconnaissance prospecting and sampling (rock grab, sand and till samples) within and proximal to the Calling Lake Property. During 1991 and 1992, the GSC collected several 30 kg till samples south of the Calling Lake area as part of a regional study on trends of diamond indicator minerals ("DIM") and several of these samples yielded DIM, including kimberlitic and eclogitic garnets, chrome diopsides, picroilmenites and chromites. Although the samples collected by the GSC were not within the Calling Lake permits, the samples were collected down-ice of the permits. The AGS collected 25 kg till and sand samples northwest and northeast of the Calling Lake region between 1992 and 1995 as part of an ongoing study on DIM in till in Northern Alberta. A total of ten 25 kg surface samples, consisting of nine till and one sand grab sample, were collected within the region for DIM identification and analysis. Four of the till samples collected northeast, north and southeast of the Calling Lake Properties yielded DIM of potential kimberlitic origin, including G1, G2, G7, G8, G9 and G11 pyropic garnets, and G3 and G5 eclogitic garnets. One till sample, which yielded G2, G7 and G11 pyropic garnets, was collected from within the southeastern boundary of the Company's Calling Lake Properties.

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

An airborne geophysical survey conducted during 1997 over a small portion of the Calling Lake mineral exploration permits yielded a total of 26 high frequency magnetic anomalies of varying quality that could be related to near surface magnetic bodies such as kimberlite pipes in the area east of Calling Lake. Nine of these magnetic anomalies are classified as medium to high priority targets for kimberlite exploration. The magnetic anomalies delineated by the Company's Calling Lake magnetic survey are quite similar in character to the magnetic anomalies associated with the Mountain Lake kimberlite and several of the lower amplitude magnetic anomalies associated with kimberlites discovered in the Buffalo Head Hills by Ashton Mining of Canada Inc.

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

The Calling River east target area was recognized as having excellent potential to host diamond bearing kimberlites based on the presence of a macro diamond in basal till coincident with the occurrence of anomalous quantities of DIM in stream sediments and till samples. The most significant quantities of indicator minerals have been recovered from stream sediment and till samples along a six-kilometre stretch of the Calling River approximately ten kilometres downstream from the river's inlet at Calling Lake. The mid-point of this six-kilometre stretch is coincident with the exposure of basal till from where the macro diamond and significant indicator minerals were recovered. The ice direction in the Calling River east target area is south to southwest based on prominent fluting of the glacial till. Between the anomalous stretch of the Calling River and the northern boundary of the Calling Lake property (approximately twelve kilometres) are three separate clusters of airborne magnetic anomalies. These anomalies may represent kimberlite diatremes or "pipes" from which the macro diamond and DIM recovered in the southern portion of the Calling River east target have been glacially eroded.

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

The initial visual indicator results from the Phase II auger program indicate the highest concentration of DIM (and nearly all of the silicate indicator minerals picked), occur in auger holes immediately north and within several kilometres of the Calling River. Indicator mineral counts from surface and auger till samples were typically lower than the anomalous quantities of indicator minerals observed in samples of stream sediment from Calling River. This may suggest that the indicators recovered in and adjacent to the Calling River in the Calling River East target area are perhaps the result of the dispersion of indicators from Calling Lake. Indicator minerals dispersed from Calling Lake may have subsequently become concentrated in the Calling River paleo-drainage system or reworked locally and incorporated into till by subsequent glaciation. Although further work is warranted in the Calling Lake East target area, the Company's exploration efforts will be focussed on locating the weathered kimberlite source that has produced the highly anomalous quantities of G10 garnets and other indicators on the Calling Lake Southeast and Calling Lake West target areas.

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

DIM recovered from the Calling Lake target area include Gurney's G10 pyrope garnets and diamond inclusion eclogitic garnets. The large quantity of these two types of garnets may indicate that they have been eroded from a nearby diamond-bearing kimberlitic source which likely contains xenoliths of diamond bearing eclogite and peridotite. A total of 66 Gurney's G10 garnets have been produced from surface samples taken from the Calling Lake and Varlaam properties. In contrast, there have only been three G10 garnets reported from surface samples collected in the entire province of Alberta. Although there are exceptions, generally higher diamond grade kimberlite pipes contain larger quantities of G10 pyrope garnets with extremely low calcium contents (ie. less than 2% by weight calcium oxide). One of the G10 garnets recovered from the Calling Lake property contains over 10% by weight chromium trioxide and less than 1% by weight calcium oxide and is typical of G10 garnets recovered from other high grade diamond deposits. The diamond inclusion quality eclogitic garnets are also a significant indication of diamond potential since they would suggest that the kimberlitic source from which they may have been eroded potentially contains xenoliths of diamond bearing eclogite. Diamond bearing eclogite xenoliths can be extremely high grade and contain a large proportion of larger gem quality diamonds. Because of the high diamond grade potential of mantle eclogite, small quantities of eclogite xenoliths when incorporated into a kimberlitic magma, can have a large influence on the overall diamond grade of a kimberlite diatreme.

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

The beach sand along much of Calling Lake's shore is a mature quartz-feldspathic sand with varying amounts of rounded local bedrock and Shield derived cobbles. The majority of the sand grains are well rounded and frosted indicating that they have travelled a significant distance in an alluvial environment. The western portion of the Calling Lake target area is centred on a 4 to 5 kilometre stretch of the western shoreline of Calling Lake. Along this stretch of shoreline, there is an abrupt change in the beach sediment from the quartz-feldspar sand outside of the target area to sand interbedded with 1" to 2" purple to violet layers of pyrope garnets and oxide grains in the target area. Fifty of the 66 G1O garnets recovered from the Calling Lake and Varlaam Properties have been recovered from this stretch of the shoreline. The heavy minerals within these layers are largely comprised of sub-angular to angular pyrope garnets, and minor amounts of chrome diopside, chromite, picroilmenite and olivine. The variety, quantity, angularity and localized nature of this occurrence of DIM suggest that they have not travelled far from a weathered kimberlite source.

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

Varlaam Property, Alberta

Title

By a letter agreement dated September 10, 1998, as amended, (the "NCS Agreement") between Buffalo Diamonds Ltd. ("BDL"), a predecessor of the Company, and New Claymore Resources Inc. ("NCS"), the Company acquired a 50% working interest in the following 13 mineral exploration permits known as the Varlaam Property, which is comprised of 113,334 hectares located near the Company's Calling Lake Properties:

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

BDL acquired its interest by paying NCS a total of $50,000, issuing 250,000 pre-consolidation common shares and incurring exploration expenditures of $1,158,313. Other than permit numbers 9398030280, 9398030281, 9398030282, 9398030283 and 9398080085, all of the foregoing permits were cancelled by the Company on February 19, 2002. The ground covered by the cancelled permits was subsequently staked by BHP Billiton Diamonds Inc. ("BHPB"). By an agreement dated for reference the 5th day of February, 2002 (the "BHPB Agreement") between the Company, NCS and BHP Billiton Diamonds Inc. ("BHPB"), the Company and NCS collectively granted to BHPB an option to acquire up to a 70% interest in the Calling Lake and Varlaam Properties. BHBP failed to meet the option exercise requirements of the BHBP Agreement, resulting in the termination of the BHBP Agreement on August 31, 2003. The Company and NCS have agreed that their interests in both properties on termination of the BHBP Agreement are 65% and 35%, respectively.

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

Proposed Exploration

The Company does not currently have any plans to continue to explore its Alberta diamond properties.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

The Company is in the business of the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and is currently reviewing mineral properties for potential acquisition. Company is primarily engaged in seeking to acquire a mineral property of merit in addition to attempting to obtain financing to permit the continued exploration of its Alberta diamond properties.

Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002

During the fiscal year ended December 31, 2003, the Company recorded interest income of $12, wrote off receivables of $19,303 and wrote off its Calling Lake and Varlaam exploration properties which had a book value of $140,500 as BHP Billiton did not renew its option as joint venture partner and the Company was unable to find another joint venture partner. During the fiscal year ended December 31, 2002, the Company recorded interest income of $74, a gain on the settlement of accounts payable of $48,929 and a write-off of exploration properties of $2,832,673.

Expenses for the fiscal year ended December 31, 2003 were $800,584, up from $187,719 for the fiscal year ended December 31, 2002. This increase is due primarily to due diligence costs incurred in connection with the proposed acquisition of various mineral properties in the People's Republic of China. The Company spent $294,282 on property evaluation and due diligence; the bulk of this amount related to the Terrawest properties, as discussed above. The Company has abandoned these proposed acquisitions as the Company's joint venture partners were unable to secure the properties.

The net loss for the fiscal year ended December 31, 2003 was $960,375 or $0.28 per share as compared with a net loss for the fiscal year ended December 31, 2002 of $2,971,389 or $1.42 per share (after making adjustment for the one for ten consolidation of the Company's share capital during the fiscal year ended December 31, 2003). The Company also expects to incur a net operating loss for the fiscal year ending December 31, 2004.

Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001

During the fiscal year ended December 31, 2002, the Company recorded interest income of $74, a gain on the settlement of accounts payable of $48,929 and a write-off of exploration properties of $2,832,673. During the fiscal year ended December 31, 2001, the Company recorded interest income of $52.

Expenses for the fiscal year ended December 31, 2002 were $187,719, up from $68,601 for the fiscal year ended December 31, 2001. This increase is due primarily to costs incurred in connection with financing carried out during the period and the Company's agreement with BHP Billiton Diamonds Inc. respecting its Alberta diamond properties.

The net loss for the fiscal year ended December 31, 2002 was $2,971,389 or $1.42 per share as compared with a net loss for the fiscal year ended December 31, 2001 of $68,549 or $0.04 per share (after making adjustment for the one for ten consolidation of the Company's share capital during the fiscal year ended December 31, 2003).

Fiscal Year Ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000

During the fiscal year ended December 31, 2001, the Company recorded interest income of $52. During the fiscal year ended December 31, 2000, the Company recorded interest income of $2,569.

Expenses for the fiscal year ended December 31, 2001 were $68,601, down from $295,371 for the fiscal year ended December 31, 2000. This decrease is due to the cessation of active exploration of the Company's Alberta diamond properties. All categories of expenses were reduced for this reason other than interest charges which rose to $6,863 for the fiscal year ended December 31, 2001 from $2,027 as a result of interest accruing on the Company's accounts payable.

The net loss for the fiscal year ended December 31, 2001 was $68,549 or $0.04 per share as compared with a net loss for the fiscal year ended December 31, 2000 of $292,802 or $0.17 per share (after making adjustment for the one for ten consolidation of the Company's share capital during the fiscal year ended December 31, 2003).

B.       Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition, and exploration of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of minerals in the last three financial years. See "Item 3 - Key Information - D. Risk Factors".

The most significant contributions to working capital in the years ended December 31, 2003 and December 31, 2002 were provided by the sale of share capital and by increases in amounts due to officers, directors and their respective management companies.

While the Company and its predecessors have been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so. If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained. The Company presently has a significant working capital deficiency and, with a source of additional funding is unable to meet its obligations as they fall due. Accordingly, there is substantial doubt about its ability to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its Alberta diamond properties.

December 31, 2003 Compared to December 31, 2002

At December 31, 2003, the Company's current assets totaled $47,490 compared to $29,365 at December 31, 2002. The increase is attributable to the sale of share capital and the bridge loans arranged during the period. During the same period, total liabilities increased to $601,976 from $308,214, due primarily to the accrual of expenses and a bridge loan of $152,131 that was arranged to cover operating expenses. For the same reason, the Company had a working capital deficiency of $548,214 at December 31, 2003 as compared with a working capital deficiency of $251,655 at December 31, 2002. The Company had long-term debt of $6,272 at both December 31, 2003 and December 31, 2002 as a result of loans due to shareholders. The Company's loan obligations to shareholders have, in the past, been repaid from funds raised through share issuances, the primary purpose of which have nonetheless been for exploration funding rather than debt repayment. The Company has no plans to issue debt in the future.

At December 31, 2003, the Company had total assets of $47,490 as compared with $169,865 at December 31, 2002. This decrease is due principally to the write-off of exploration properties

Share capital as at December 31, 2003 was $4,232,769, up from $3,742,531 as at December 31, 2002 due to the issuance of share capital. During the fiscal year ended December 31, 2003, the Company issued 1,756,407 common shares pursuant to private placements to generate net proceeds of $452,356, issued 32,221 shares at a value of $28,999 to settle accounts payable of $28,999 and issued 33,333 shares on the exercise of warrants for proceeds of $8,883.

.

Material Differences between Canadian and US Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in conformity with accounting principles generally accepted in the United States ("US GAAP"). The major measurement differences between Canadian and US GAAP that affect the Company's financial statements are described below:

Under US GAAP, exploration costs are written off as incurred rather than being deferred as an asset. Had the Company presented its financial statements in conformity with US GAAP, its loss for the fiscal years ended December 31, 2003, 2002 and 2001 would have been decreased by $140,500 and $2,896,419 and increased by $46,330, respectively. The Company's shareholders' deficiency would have been the same at December 31, 2003, but would have been $140,500 lower at December 31, 2002 if the Company had presented its financial statements in conformity with US GAAP.

Outlook

For the remainder of the fiscal year ending December 31, 2004, the Company's activities will focus on pursuing exploration opportunities. Based on its existing working capital, the Company will require additional financing during this fiscal year. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

C.       Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

D.       Trend Information

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

E.       Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.       Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations of the type required to be disclosed in this section.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

Simon Anderson

Mr. Anderson is the Secretary and Chief Financial Officer of the Company. Mr. Anderson is both a Chartered Accountant and a Chartered Business Valuator, and from 1994 to 1996 was a partner with BDO Dunwoody, an international accounting and consulting firm, where he specialized in mergers, acquisitions and valuations. Since 1996, Mr. Anderson has been a 50% owner and Vice President of MCSI Consulting Group. He has served as a director or senior officer of a number of public companies since 1996. Mr. Anderson is 43 years old.

David Douglas

Mr. Douglas is a director of the Company and serviced as the Company's Chief Financial Officer from February 2004 to May 2004. Mr. Douglas is a Chartered Accountant. Since 1982, Mr. Douglas has worked in various roles in the financial services industry and has extensive experience in corporate finance. Mr. Douglas is 46 years old.

J.G. Stewart

Mr. Stewart is a director of the Company. Mr. Stewart is a lawyer who has practiced law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law. Mr. Stewart is 45 years old.

John Tully

Mr. Tully is a director and the President and Chief Executive Officer of the Company. Mr. Tully is a mining geologist with over 38 years' experience in mining operations. His expertise includes underground mine design, mine operations, underground mine capital and operating cost estimates, mining geology, ore reserve calculations, site project management of development programs, and economic evaluation of mine operations throughout the world. Mr. Tully is 62 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company. He is a consulting geologist who, through his company, Lakehead Geological Services, Inc., provides geological consulting services for a number of Canadian private and public companies including Madison Enterprises Ltd. and Oromin Explorations Ltd. Mr. Turnbull is 41 years old.

B.       Compensation

During the fiscal year ended December 31, 2003, the Company paid or accrued a total of $370,308 in compensation to its directors and officers. This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2003 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its executive officers. The following fairly reflects all material information regarding compensation paid to the Company's executive officers which has been disclosed to the Company's shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has two executive officers: John Tully, President and Chief Executive Officer; and Simon Anderson, Secretary and Chief Financial Officer. Mr. Anderson became an executive officer following the end of the fiscal year ended December 31, 2003 and received no compensation during the fiscal year ended December 31, 2003. For a portion of the fiscal year ended December 31, 2003, Tracy Moore was the Secretary and Chief Financial Officer of the Company and was, therefore, an executive officer of the Company. Messrs. Tully and Moore are referred to as the "Named Executive Officers".

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2003, 2002 and 2001 in respect of the individuals who were, at December 31, 2003, the Named Executive Officers:

Summary Compensation Table
Annual Compensation			Long Term Compensation
				Awards	Payouts
Name and Principal Position _____________	Year _______	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
John Tully President, Chief Executive Officer	2003 2002 2001	97,510 nil nil	Nil nil nil	Nil nil nil	Nil nil nil	N/A N/A N/A	N/A N/A N/A	Nil nil nil

Tracy Moore Secretary, Chief Financial Officer	2003 2002 2001	98,000 nil nil	Nil nil nil	Nil nil nil	169,000* nil nil	N/A N/A N/A	N/A N/A N/A	Nil nil nil

* 99,000 options were granted to Mr. Moore personally and 70,000 to MCSI Capital Corp., a company owned by Mr. Moore and Simon Anderson, the Company's current Chief Financial Officer.

Option Grants in Last Fiscal Year

The following table sets forth stock options granted during the fiscal year ended December 31, 2003 to the Named Executive Officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year**	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Tracy Moore	169,000*	66%	$0.50	$0.50	April 16, 2008

* 99,000 options were granted to Mr. Moore personally and 70,000 to MCSI Capital Corp. ., a company owned by Mr. Moore and Simon Anderson, the Company's current Chief Financial Officer.

** Percentage of all options granted during the fiscal year

(1)      The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital. Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercise of stock options during the fiscal year ended December 31, 2003 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)1	Aggregate Value Realized ($)2	Unexercised Options at Fiscal Year-End (#)3,4 Exercisable/ Unexercisable 5	Value of Unexercised In-the Money Options at Fiscal Year-End ($)3,4 Exercisable/ Unexercisable 5
John Tully	nil	nil	nil	nil
Tracy Moore	nil	nil	169,000	US$30,420
  Number of common shares of the Company acquired on the exercise of stock options.
  Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.
  The figures relate solely to stock options and take into effect the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year.
  Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on the last trading day before December 31, 2003 (trading in the Company's shares was halted from October 21, 2003 to April 2, 2004), which was US$0.68, less the exercise price of in-the-money stock options.
  All such options are currently exercisable.

Defined Benefit of Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers, although it hs entered into a contract with MCSI Consulting Services Inc. regarding Mr. Moore's services. This contract is described in Item 10.C below.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. In this regard, Douglas Turnbull and J.G. Stewart, were paid or accrued $76,864 and $97,019, respectively, for professional services rendered.

The following table sets forth stock options granted by the Company during the fiscal year ended December 31, 2003 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted ($)(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
J.G. Stewart(2)	36,000	US$0.50	US$0.50	April 16, 2008
Douglas Turnbull	36,000	US$0.50	US$0.50	April 16, 2008

(1) The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital and these figures take the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year. Options vest immediately upon grant.

(2) These options were granted to a company wholly-owned by Mr. Stewart.

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2003 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)1	Aggregate Value Realized ($)2	Unexercised Options at Fiscal Year-End (#)3,4 Exercisable/ Unexercisable 5	Value of Unexercised In the Money Options at Fiscal Year-End ($)3,4 Exercisable/ Unexercisable 5
J.G. Stewart	nil	nil	44,109	US$6,480
Douglas Turnbull	nil	nil	38,091	US$6,480
  Number of common shares of the Company acquired on the exercise of stock options.
  Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX.
  The figures relate solely to stock options.
  Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on the last trading day before December 31, 2003 (trading in the Company's shares was halted from October 21, 2003 to April 2, 2004), which was US$0.68, less the exercise price of in-the-money stock options.
  All such options are currently exercisable.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended December 31, 2003.

C.     Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election. John Tully was appointed as the President and a director of the Company on April 16, 2003. J.G. Stewart was the Secretary of BDL from May 4, 1998 to December 1, 1998, and thereafter the Secretary of the Company until he resigned on April 25, 2003, and has been a director of the Company since November 2, 1999. Douglas Turnbull has been a director of the Company since June 21, 2001. David Douglas was appointed as a director of the Company on February 10, 2004. The Company does not have any arrangement to provide benefits to directors upon termination of employment.

The Company's Audit Committee is comprised of David Douglas, J.G. Stewart and Douglas Turnbull. The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment. The Audit Committee reviews the audited financial statements of the Company and liaises with the Company's auditors and recommends to the Board of Directors whether or not to approve such statements. At the request of the Company's auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.      Employees

During the fiscal year ended December 31, 2003, the Company had an average of five employees. All of these employees worked out of the Company's head office. Of the average of five employees, one worked in a management role, one in a secretarial role, two in accounting roles and the remaining one worked as a geologist. The employee working as a geologist was a casual or temporary employee. All employees were engaged either through a management company or as consultants. During the fiscal years ended December 31, 2002 and December 31, 2001, the Company had an average of twelve employees. Of these, six persons worked out of the Company's head office and one person worked from home in Canmore, Alberta and five worked on site at the Company's Calling Lake and Varlaam properties. Of the average of twelve employees, two worked in management roles (one in Vancouver and one in Canmore), three in secretarial roles (all in Vancouver), two in accounting roles (both in Vancouver) and the remaining five worked as geologists or in other aspects of the Company's mineral exploration work at the Company's Calling Lake and Varlaam properties. Of those employed as geologists or in other aspects of the Company's mineral exploration work, all were casual or temporary employees. All employees were engaged either through a management company or as consultants.

E.      Share Ownership

The following table sets forth the share ownership of those persons listed in Item 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at May 12, 2004	Number of Options or Warrants Outstanding at May 12, 2004	Beneficial Percentage Ownership 1	Exercise Price	Expiry Date
Simon Anderson	25,577*	25,577*	3.0%*	US$0.35	September 9, 2004
		70,000*		US$0.50	April 16, 2008

David Douglas	nil	Nil	0%	n/a	n/a

Tracy Moore	25,577*	25,577*	5.4%*	US$0.35	September 9, 2004
		70,000*			April 16, 2008
		99,000		US$0.50	April 16, 2008
J.G. Stewart	13,238	8,109		US$2.10	December 6, 2004
		36,000	1.4%	US$0.50	April 16, 2008

John Tully	20,000	20,000	1.0%	US$0.35	September 9, 2004

Douglas Turnbull	21,000	2,091		US$2.10	December 6, 2004
		20,000		US$0.35	September 9, 2004
		36,000	1.9%	US$0.50	April 16, 2008

Total:	79,815**	316,777**	9.7%

*     Held through MCSI Capital Corp. which is jointly controlled by Messrs. Moore and Anderson.
**    The figures for Messrs. Moore and Anderson marked by an asterisk have only been counted once

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 12, 2004, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 4,086,726 Common Shares outstanding as of May 12, 2004.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company's common shares held by such persons:

Name	Number of Common Shares Held at May 12, 2004	Percentage of Common Shares Outstanding at May 12, 2004

Aslan Ltd.	333,333	8.3%

Global Gestion	333,333	8.3%

610274 B.C. Ltd.	333,333	8.3%

MCSI Capital Corp.	200,000	5.0%

Total:	1,199,999	29.9%

The only material change in the major shareholdings since last year was that 983242 Alberta Ltd. disposed of its shares.

To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at May 12, 2004 there were 4,086,726 common shares of the Company issued and outstanding. Based on the records of the Company's registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at May 12, 2004, there were 28 registered holders of the Company's common shares resident in the United States, holding an aggregate 117,803 common shares, including 18,608 shares held by Cede & Co. This number represents approximately 3% of the total issued and outstanding common shares of the Company as at May 12, 2004. Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at May 12, 2004, we identified a further six shareholders resident in the United States whose shares were included in the 117,803 shares identified by our registrar and transfer agent.

B.      Related Party Transactions

In the year ended December 31, 2003, the Company completed the following transactions with related parties:

  The Company paid or accrued $98,000 for consulting and administrative services and $22,000 for rent to MCSI Consulting Services Inc. a company controlled by Tracy Moore, a former director and CFO and Simon Anderson, the Company's current CFO.
  The Company paid or accrued $97,019 to J.G. Stewart Law Corporation Ltd., a company controlled by J.G. Steward, one of the Company's directors.
  The Company paid or accrued $76,864 to Lakehead Geological Services Inc., a company controlled by Douglas Turnbull, one of the Company's directors.
  The Company paid or accrued $97,510 to John V. Tully & Associates Inc., a company controlled by John Tully, the Company's CEO and one of its directors.

Other than the transactions referred to above, there were no material transactions in the fiscal year ended December 31, 2003 between the Company or any of its subsidiaries and:

  enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

  associates;

  individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family;

  key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals' families;

  enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

C.      Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.     FINANCIAL INFORMATION

  Consolidated Statements and Other Financial Information

  This Annual Report contains the financial statements for the Company for the fiscal year ended December 31, 2003, which contains a report of an independent registered public accounting firm as of May 7, 2004, an audit report as of April 25, 2002, balance sheets as at December 31, 2003 and 2002, statements of operations and deficit for the fiscal years ended December 31, 2003, 2002 and 2001, statements of cash flows for the fiscal years ended December 31, 2003, 2002 and 2001 and notes to the financial statements.

  Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.     THE OFFER AND LISTING

  Offer and Listing Details

  The high and low sale prices for the common shares of the Company on the TSX Venture Exchange (which is comprised, inter alia, of the former Canadian Dealing Network and the Alberta Stock Exchange on which the common shares of the Company formerly traded) for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2004	US$0.27	US$0.10
May	US$0.17	US$0.10
April	US$0.27	US$0.17
March*	n/a	n/a
February*	n/a	n/a
January*	n/a	n/a
First Quarter*	n/a	n/a
2003**	US$0.90	US$0.01
December*	n/a	n/a
November*	n/a	n/a
Fourth Quarter*	US$0.90	US$0.68
Third Quarter	US$0.70	US$0.28
Second Quarter	US$0.65	US$0.33
First Quarter	US$0.75	US$0.01
2002	US$0.18	US$0.01
Fourth Quarter	US$0.04	US$0.01
Third Quarter	US$0.06	US$0.02
Second Quarter	US$0.07	US$0.01
First Quarter	US$0.18	US$0.01
2001	US$0.12	US$0.01
2000	US$0.35	US$0.10
1999	US$0.75	US$0.05

  *.   Trading in the Company's shares was halted in the normal course from October 21, 2003 to April 2, 2004 pending a review by the TSX Venture Exchange of the proposed Terrawest acquisition.

  **.  The Company's shares were consolidated on a one for ten basis in February, 2003.

  The closing price of the Company's common shares on the TSX Venture Exchange on June 9, 2004 was US$0.095.

  Plan of Distribution

  This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

  Markets

  The Company's common shares have traded on the TSX Venture Exchange since October 10, 2000. Prior to that date, its common shares traded on the Canadian Dealing Network since December 1, 1998.

  Selling Stockholders

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

  By-Law No. 2 of the Company provide that the directors may from time to time borrow money on the credit of the Company; issue, reissue, sell or pledge debt obligations of the Company, whether secured or unsecured; give a guarantee on behalf of the Company; mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Company to secure payment of a debt or performance of any other obligation of the Company. Variation of these borrowing powers would require an amendment to By-Law No. 2 of the Company which would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution. A Special Resolution means a resolution cast by a majority of not less than 3/4 of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice as By-Law No. 1 of the Company provides and not being less than 21 days' notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company

  There is no requirement in By-Law No. 1 of the Company or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director's qualification.

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

  There is no provision in the Company's Articles or By-Laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

  Securities legislation in the Company's home jurisdiction of Alberta requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under US securities legislation at which shareholders must report their share ownership.

  Material Contracts

  The Company has not entered into any contracts other than the ordinary course of business during the past two years with the exception of an agreement made effective as of March 1, 2003 with MCSI Consulting Services Inc. ("MCSI"), whereby the Company retained MCSI to providing consulting services related to the corporate finance governance, regulatory filings and corporate awareness activities for a monthly fee of $10,000 per month. MCSI is controlled by Tracy Moore, a former director of the Company and Simon Anderson, the Secretary and Chief Financial Officer of the Company. Effective January 1, 2004, MCSI has agreed to accept lower monthly fees, however revised contract terms have not been finalized.

  Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10 - Additional Information - E. Taxation" below.

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

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada's cultural heritage of national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor. The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

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

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment. To date, the only types of business activities which have been prescribed by regulation as related to Canada's cultural heritage or national identity deal largely with publication, film and music industries. Because the Company's total assets are less than the $5 million notification threshold, and because the Company's business activities would likely not be deemed related to Canada's cultural heritage or national identity, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

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

Generally, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

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

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

E.      Taxation

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

Dividends

Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax. The Canada-US Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer's capital gain or capital loss from a disposition of a share of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One half of a capital gain (the "taxable capital gain") is included in income, and one half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately following the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Company shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Company's shares, subject to the relieving provisions of the Treaty described below. Shares of the Company may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred "rollover" transactions whereby the holder exchanged property that was taxable Canadian property for shares of the Company.

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

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to US holders of shares of the Company under current law. This discussion assumes that US holders hold their shares of the Company's common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-US holders. In addition, US holders may be subject to state, local or foreign tax consequences. No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by the Company herein. Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances. This discussion covers all material tax consequences.

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

US Holders

As used herein, a "US Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for US tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Common Shares of the Company

US Holders receiving dividend distribution (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings and profits as defined under US Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for long-term net capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long term capital gains for a US Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such US Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for US dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed US $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense other than travel expenses in connection with a business trip (or as an expense for the production of income).

Foreign Tax Credit

A US Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during the year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States Federal income tax liability that the US Holder's foreign source income bears to this or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

U.S information reporting requirements may apply with respect to the payment of dividends to US Holders of the Company's common shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to finish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally will be allowed as a credit against the US Holder's US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is furnished to the IRS. Certain US Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A US Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the US Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital loss are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to US $3,000 a year (US $1,500 in the case of a married individual filing separately). For US Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

US holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a US holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction). Similarly, a US holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

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

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company". In that event, US Holders that hold common shares of the Company (on the earlier of the last day of the Company's tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with US Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which are producing passive income (generally 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company's assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%). Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. US Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing US Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A US Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to US Holders who own their interests in a PFIC through intermediate entities or person.

Effective for tax years of US Holders beginning after December 31, 1997, US Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such US Holder will not be subject to the special taxation rules of PFIC described above for the taxable year for which the mark-to-market election is made. A US Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such US Holder's adjusted basis in such shares. In addition, the US Holder is allowed a deduction for the lesser of (i) the excess, if any, of such US Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such US Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a US Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC ("Non-Electing US Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A US Holder's adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing US Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of the Company's shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A US Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganization, and transfers at death. The transferee's basis in this case will depend on the manner of transfer. The specific tax effect to the US Holder and the transferee may vary based on the manner in which the shares of the Company are transferred. Each US Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex. US Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specifically defined by the Code) of the Company. Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation's accumulated earnings invested in "excess passive" assets (as defined by the Code). In addition, under Section 1248 of the Code, gain from sale or exchange of stock by a holder of common shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common shares of the Company, a more detailed review of these rules is outside the scope of this discussion.

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

F.      Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.      Statements by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.      Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, 609 Granville Street, Suite 880, Vancouver, British Columbia, V7Y 1G5, during normal business hours.

I.      Subsidiary Information

The Company has no subsidiaries.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations. At present, the functional currency for the Company is the Canadian dollar. Based on the Company's overall exchange rate risk as at December 31, 2003, the Company believes that a ten percent change in exchange rates would not have a materially adverse effect on its financial position, results of operations, or changes in financial position. The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure. The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. As of December 31, 2003, an evaluation was carried out by the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed by the Company, in reports that it files or submits, under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2003, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially effect, the Company's internal control over financial reporting.

ITEM 16.     RESERVED

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Company has determined that David Douglas qualifies as an "audit committee financial expert" as defined by the rules of the SEC. Mr. Douglas is a Chartered Accountant. Since 1982, Mr. Douglas has worked in various roles in the financial services industry and has extensive experience in the area of corporate finance.

ITEM 16B.     CODE OF ETHICS

The Company has not adopted a code of ethics but is developing one that it plans to adopt in the current fiscal year.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended December 31, 2003, the Company has not yet paid or accrued the any fees to Davidson & Company, the Company's principal accountants, for the Audit fees, Audit-related fees, Tax fees or any other fees.

In respect of work undertaken for the fiscal year ended December 31, 2002, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company's principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services
Audit fees	$14,500	93.5%
Audit-related fees
Tax fees	$1,000	6.5%
All other fees
Total fees	$15,500

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	-

Fees billed for the audit of the Company's annual financial statements and for services normally provided by the accountant in connection with statutory and regulatory filings in each fiscal year reported on

Audit-related fees	-

Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements in each fiscal year reported on and that are not reported as audit fees

Tax fees	-	Fees billed for tax compliance, tax advice, and tax planning services in each fiscal year reported on
All other fees	-	Fees billed for products and services provided by the principal accountant other than services reported under the three categories above in each fiscal year reported on

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company's audit committee.

PART III

ITEM 17.     FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to US GAAP (see Note 16 therein). For a history of exchange rates in effect for Canadian dollars as against US dollars, see pages 14 and 15 of this Annual Report.

ITEM 18.     FINANCIAL STATEMENTS

Not applicable

ITEM 19.     EXHIBITS

  Financial Statements

  Exhibits
Exhibit Number	Description of Document	Page No.
*1.A.	Certificate of Amalgamation of the Company
*1.B.	Articles of Amalgamation of the Company
*1.C.	By-Laws of the Company
*4.A.	Amalgamation Agreement dated April 30, 1998 between Buffalo Diamonds Ltd., 656405 Alberta Ltd. and the then shareholders of 656405 Alberta Ltd.
*4.B.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and 718709 Alberta Ltd.
*4.C.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Raymond Haimila
*4.D.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Jay Haimila
*4.E.	Discovery Bonus Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Western Capital Corporation
*4.F.	Agency agreement dated May 11, 1998 between Buffalo Diamonds Ltd. and Yorkton Securities Inc. with respect to the brokered private placement which closed on July 21, 1998
*4.G.	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and Western Capital Corporation
*4.H	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and 718730 Alberta Ltd.
*4.I.	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and Leo Edward Halonen
*4.J.	Option Agreement dated September 10, 1998 between Buffalo Diamonds Ltd. and New Claymore Resources Ltd. regarding the Varlaam Property
*4.K.	Amalgamation Agreement dated October 23, 1998 between Buffalo Diamonds Ltd. and TLT Resources Ltd.
*4.L.	Agency Agreement dated November 28, 2000 with between the Company and Yorkton Securities Inc.
*4.M.

Mineral Property Option Agreement dated for reference the 5th day of February, 2002 between Buffalo Diamonds Ltd., New Claymore Resources Ltd. and BHP Billiton Diamonds Inc. regarding the Calling Lake and Varlaam Properties

4.N.	Consulting agreement made effective as of March 1, 2003 between the Company and MCSI Consulting Services Inc.
99.1	Certification of Chief Executive Officer pursuant to 18 USC. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 USC. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company's Registration Statement or a previous Annual Report on Form 20-F (file no. 0-30150).

_____________________________________________________________________________

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 18th day of June, 2004

BUFFALO GOLD LTD.

(signed) John V. Tully

Per: John V. Tully
Title: President

____________________________________________________________________________________

CERTIFICATIONS

I, John V. Tully, certify that:

  I have reviewed this annual report on Form 20-F of Buffalo Gold Ltd. (the "Company");

  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

  The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the Company and have:

  a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

  The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: June 18, 2004

(signed) John V. Tully
____________________________
John V. Tully, President

____________________________________________________________________________________

CERTIFICATIONS

I, Simon J. Anderson, certify that:

  I have reviewed this annual report on Form 20-F of Buffalo Gold Ltd. (the "Company");

  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

  The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the Company and have:

  a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

  The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: June 18, 2004

(signed) Simon J. Anderson
_____________________________________
Simon Anderson, Chief Financial Officer

______________________________________________________________________________

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

4.N.	Consulting agreement made effective as of March 1, 2003 between the Company and MCSI Consulting Services Inc.
99.1	Certification of Chief Executive Officer pursuant to 18 USC. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 USC. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company's Registration Statement or a previous Annual Report on Form 20-F (file no. 0-30150).

_____________________________________________________________________________________________
<end>