Form 20-F
period 2004-12-31
BUFFALO GOLD LTD
filed 2005-06-20
CIK 1090053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)

____       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

   X         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

or

____     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number:  0-30150

Buffalo Gold Ltd.
(Exact name of Company as specified in its charter)

Not applicable
(Translation of Company’s name into English)

Province of Alberta, Canada
(Jurisdiction of incorporation or organization)

1055 West Hastings Street, Suite 300, Vancouver, BC V6E 2E9
(Address of principal executive offices)

Page 1 of 132 Pages
The Exhibit Index is located on Page 74

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  6,756,726

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

Yes _____    No _____    Not Applicable     X

The information set forth in this Annual Report on Form 20-F is as at December 31, 2004 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 13 to the accompanying financial statements of the Company.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements.  Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications.  See “Risk Factors” for other factors that may affect the Company’s future financial performance.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS		PAGES

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
A.	Selected Financial Data	6
B.	Capitalization and Indebtedness	8
C.	Reasons for the Offer and Use of Proceeds	8
D.	Risk Factors	8

ITEM 4.	INFORMATION ON THE COMPANY	12
A.	History and Development of the Company	12
B.	Business Overview	13
C.	Organizational Structure	13
D.	Property, Plants and Equipment	14

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	17
A.	Operating Results	17
B.	Liquidity and Capital Resources	19
C.	Research and Development, Patents and Licenses, etc.	20
D.	Trend Information	20
E.	Off-Balance Sheet Arrangements	20
F.	Tabular Disclosure of Contractual Obligations	20
G.	Safe Harbor	21

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	21
A.	Directors and Senior Management	21
B.	Compensation	22
C.	Board Practices	24
D.	Employees	24
E.	Share Ownership	26

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	25
A.	Major Shareholders	25
B.	Related Party Transactions	26
C.	Interests of Experts and Counsel	26

ITEM 8.	FINANCIAL INFORMATION	27
A.	Consolidated Statements and Other Financial Information	27
B.	Significant Changes	27

ITEM 9.	THE OFFER AND LISTING	27
A.	Offer and Listing Details	27
B.	Plan of Distribution	28
C.	Markets	28
D.	Selling Shareholders	28
E.	Dilution	28
F.	Expenses of the Issue	28

ITEM 10.	ADDITIONAL INFORMATION	28
A.	Share Capital	28
B.	Memorandum and Articles of Association	29
C.	Material Contracts	30
D.	Exchange Controls	31
E.	Taxation	33
F.	Dividends and Paying Agents	39
G.	Statements by Experts	39
H.	Documents on Display	39
I.	Subsidiary Information	40

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	40

PART II

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	40

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	40

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	40

ITEM 15.	CONTROLS AND PROCEDURES	41

ITEM 16.	RESERVED	41

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	41

ITEM 16B.	CODE OF ETHICS	41

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	41

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	42

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	42

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

ITEM 3.       KEY INFORMATION

A.       Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included in Item 17 and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 13 of the financial statements of the Company included as part of this Report on Form 20-F explains the measurement differences were such information to be presented in conformity with generally accepted accounting principles in the United States (“US GAAP”).

Results for the period ended December 31, 2004 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended December 31
		2004	2003	2002	2001	2000

(a)	Total revenue	$ -	$ -	$ -	$ -	$ -

(b)	Loss before extraordinary items
	Total	($80,703)	($960,375)	($2,971,389)	($68,549)	($292,802)
	Per share¹	($0.02)	($0.28)	($1.42)	($0.04)	($0.17)

(c)	Total assets	$207,094	$47,490	$169,865	$3,086,630	$3,041,963

(d)	Total long-term debt	$6,272	$6,272	$6,272	$6,272	$6,272

(e)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a

(f)	Net loss for the year
	Total	($80,703)	($960,375)	($2,971,389)	($68,549)	($292,802)
	Per share¹	($0.02)	($0.28)	($1.42)	($0.04)	($0.17)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same. Per share numbers have been adjusted for the one for ten consolidation of the Company’s share capital in 2003.

INFORMATION IN CONFORMITY WITH US GAAP:

		Year Ended December 31
		2004	2003	2002	2001	2000

(a)	Total revenue	$ -	$ -	$ -	$ -	$ -

(b)	Loss before extraordinary items
	Total	($80,703)	($819,875)	($74,970)	($114,879)	($864,347)
	Per share¹	($0.02)	($0.24)	($0.04)	($0.06)	($0.50)

(c)	Total assets	$207,094	$47,490	$29,365	$49,711	$51,374

(d)	Total long-term debt	$6,272	$6,272	$6,272	$6,272	$6,272

(e)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a

(f)	Net loss for the year
	Total	($80,703)	($819,875)	($74,970)	($114,879)	($864,347)
	Per share¹	($0.02)	($0.24)	($0.04)	($0.06)	($0.50)
(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same. Per share numbers have been adjusted for the one for ten consolidation of the Company’s share capital in 2003.

The Company has not declared or paid any dividends in any of its last five financial years.

Unless otherwise specified, all monetary amounts in this Annual Report on Form 20-F are expressed in Canadian dollars.  On June 3, 2005, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was US$1.00 = $1.2547.

The following table sets out the high and low exchange rates for each of the last six months.

	2005					2004
	May	April	March	February	January	December

High for period	1.2704	1.2569	1.2462	1.2566	1.2421	1.2413

Low for period	1.2372	1.2147	1.2019	1.2299	1.1987	1.1858

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the noon exchange rate on the last day of each month during the period.

Year Ended December 31
	2004	2003	2002	2001	2000
Average for the period
	1.2980	1.3918	1.5699	1.5513	1.49

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

D.       Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

History of Net Losses; Accumulated Deficit; Lack of Revenue from Operations

The Company has incurred net losses to date.  Its deficit as of December 31, 2004 was $4,921,958.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Additional Funding Requirements; Uncertainty of Additional Financing

Cash flow from operations has not in the past, and is not expected in the next few years, to satisfy the Company’s operational requirements and cash commitments.  In the past, the Company has relied on sales of debt and equity securities to meet most of its cash requirements. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company does not presently have sufficient financial resources to undertake all of its planned exploration programs.  The development of any property that the Company might acquire depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in any properties and reduce or terminate its operations on such properties.

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

Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties.  Such delays could materially and adversely affect the financial performance of the Company.

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

In order to develop properties which the Company might acquire, it may be necessary to build the necessary infrastructure facilities including, electricity, transportation, etc., the costs of which could be substantial.

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

Competition

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available.  As a result of this competition, some of which is with large, established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  Accordingly, there can be no assurance that the Company’s exploration and acquisition programs will result in any commercial mining operation.

Conflicts of Interest

Certain of the directors of the Company are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of Alberta, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Stock Subject to Penny Stock Rules

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”).  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

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

The Company’s potential mining and processing operations and exploration activities in Canada are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

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

If the Company is Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, the Company Could be Treated as a Passive Foreign Investment Company for US Tax Purposes, Possibly Resulting in Additional Taxes to Its US Stockholders and Less Liquidity for the Stock

The Company, as a foreign corporation with US stockholders, could potentially be treated as a passive foreign investment company (“PFIC”) for US tax purposes.  US stockholders owning shares of a PFIC can be subject to adverse tax consequences.  In general, the Company would be considered a PFIC if:  75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  A US stockholder owing shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned.  Also, gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains.  If US stockholders are subject to adverse tax consequences related to their ownership of the Company’s stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

ITEM 4.       INFORMATION ON THE COMPANY

A.       History and Development of the Company

Buffalo Gold Ltd. (the “Company”) is an Alberta corporation in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not currently have any production properties and its current operations relate to its efforts to acquire mineable deposits of minerals. The Company is therefore presently in the exploration stage.

The Company was formed on December 1, 1998 by the amalgamation of TLT Resources Inc. (“TLT”) and Buffalo Diamonds Ltd. (“BDL”) pursuant to the provisions of the Alberta Business Corporations Act.  TLT was incorporated on January 30, 1992 in the Province of Alberta under the name 517003 Alberta Ltd.  On February 27, 1992, it changed its name to Tenga Laboratories Inc.  On August 6, 1998, it changed its name to TLT Resources Ltd. at which time its share capital was consolidated on a 1 for 10 basis.  BDL was formed on May 4, 1998 by the amalgamation of two non-reporting Alberta corporations pursuant to the provisions of the Alberta Business Corporations Act, Buffalo Diamonds Ltd. (incorporated on March 6, 1998 in the Province of Alberta) and 656405 Alberta Ltd. (incorporated on May 30, 1995 in the Province of Alberta).  The Company has no subsidiaries.

The head office and principal office address of the Company is located at 1055 West Hastings Street, Suite 300, Vancouver, BC V6E 2E9, Canada.  Its telephone number is 604-685-5492.

Acquisition of Mineral Interests in the Province of Alberta, Canada

The Company acquired mineral interests in the Province of Alberta. The Company does not have any plans to develop these mineral interests.

Agreement with Big Sky Mining Canada Ltd.

By a letter agreement dated March 5, 2003, as amended, (the “Big Sky Agreement”) between the Company and Big Sky Mining Canada Ltd. (“Big Sky”), the Company and Big Sky agreed to jointly pursue gold exploration and mining opportunities in the People’s Republic of China.  Big Sky failed to secure any interest in gold exploration and mining properties in China, which resulted in the termination of the Big Sky Agreement on May 15, 2003.

Agreement with Terrawest Resource Holdings Ltd.

In 2003 the Company entered into an agreement to acquire an interest in certain gold properties in the People’s Republic of China from Terrawest Resource Holdings Ltd. (“Terrawest”).  The Company incurred property evaluation and due diligence costs of $294,282 towards these properties.

In March 2004, the agreement effectively terminated as a result of the receipt by Terrawest of a notice from its Chinese partners terminating Terrawest’s underlying agreement on the subject properties.  The Company agreed to abandon any claim against Terrawest in consideration of the delivery to the Company by Terrawest and its principals of two joint and several promissory notes totalling $100,000 in order to compensate the Company for some of the costs incurred by it in pursuing this acquisition.  The promissory notes are each for $50,000, fell due on July 30, 2004 and December 31, 2004 and bear interest at the rate of 10% per year after their due dates. The Company received $50,000 on July 30, 2004 but to date has only received $2,500 (in April 2005) on the second promissory note. The Company continues to discuss collection with Terrawest and its principals and expects to realize the full amount of the notes.

Option Agreement with Gitennes Exploration Inc.

In May 2005, with an effective date of April 15, 2005, the Company entered into an option agreement with Gitennes Exportation Inc. (“Gitennes”) receiving, subject to regulatory approval, an option to acquire a 60% interest in six claims in the Omineca Mining Division in north-central British Columbia known as the Red Property, which is located 25 miles south of Northgate’s Kemess Mine.

The Red Property is located in the Intermontane Belt and in the northwest-trending Quesnel Terrane.  This terrane is intruded by a number of Mesozoic intrusions and related copper-gold-molybdenum deposits, such as Copper Mountain, Mount Polley, Lorraine, Mt. Milligan, Kemess, Gibralter and Highland Valley.  Limited drilling has intersected significant widths of porphyry copper-gold mineralization with grades that compare well with those at the Kemess deposits.  The structural corridor that hosts this mineralization and its associated geophysical and geochemical anomalies remains to be fully tested.  Buffalo plans to undertake a program of diamond drilling this summer to further test the structural corridor, at an estimated cost of $200,000.

The Red Property is presently held under option by Gitennes that can acquire a 100% interest in the Red Property, subject to a 1.5% net smelter return royalty.  In order to acquire its 60% interest in the underlying option, Buffalo must pay Gitennes $30,000 on regulatory approval, incur expenditures of $600,000 by July 15, 2007, of which $200,000 must be incurred by July 15, 2006, and must make property payments to the underlying vendor totalling $100,000 by July 15, 2007.  Thereafter, Buffalo and Gitennes will incur the balance of the $2,000,000 in expenditures required by the underlying option to be incurred by July 15, 2010 on a pro rata basis.

B.       Business Overview

Since the incorporation in March, 1998 of its predecessor company, Buffalo Diamonds Ltd. (“BDL”), the Company has been in the business of acquiring mineral properties.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below.

During the fiscal year ended December 31, 2003, the Company began pursuing gold exploration opportunities in the People’s Republic of China. In March 2004, the Company concluded that difficulties in securing property rights in China made exploration infeasible. Since March 2004, the Company has evaluated mineral properties in Canada and other countries and in May 2005 signed an option agreement to secure an interest in the Red Property, as described in Item 4A.

The current and future operations of the Company require various permits and approvals from various governmental authorities, as referred to in Item 3D.

C.       Organizational Structure

The Company has no subsidiaries.

D.       Property, Plants and Equipment

The Company does not currently own any material tangible fixed assets or leased properties. The Red Property is in the exploration stage only and without a known body of commercial ore. The Company has no producing properties and has not had any revenue from any mineral in the last three fiscal years.

Alberta Diamond Properties

The Company had acquired interests in the Calling Lake and Chain Lakes diamond properties in Alberta, Canada. Following investigation of these properties, the Company has concluded that its findings do not warrant further exploration or maintenance costs. Accordingly, the Company has decided not to renew exploration on these properties and in 2002 and 2003 wrote their carrying value down to $nil.

Red Property, British Columbia

Stewart Harris, P. Geo., the Company’s consulting geologist, is the qualified person responsible for the preparation of the technical information concerning the Red Property in this document.

The Company has, subject to regulatory approval, been granted an option to acquire a 60% interest in six claims in the Omineca Mining Division in north-central British Columbia known as the Red Property, located forty kilometres south of Northgate’s Kemess Mine.  The Red Property is presently held under option by Gitennes Exploration Inc. (“Gitennes”), which can acquire a 100% interest in the Red Property, subject to a 1.5% net smelter return royalty.  The Company’s acquisition of an interest in the Red Property will be subject to the terms of the underlying option agreement.

In order to acquire its 60% interest in the underlying option agreement, the Company must pay Gitennes $30,000 on regulatory approval, incur expenditures of $600,000 by July 15, 2007, of which $100,000 must be incurred by July 15, 2006, and must make property payments to the underlying vendor totaling $150,000 by July 15, 2008.  Gitennes will remain responsible for the issuance of shares to the underlying vendor.  Upon the Company having incurred expenditures of $600,000, the Company and Gitennes will incur the balance of the $2,000,000 in expenditures required by the underlying option to be incurred by July 15, 2010 on a pro rata basis.  The Red Property is subject to a 1.5% net smelter returns royalty that is capped at a maximum pay-out value of $12 million.

Location, Access and Physiography

The Red Property is accessible by helicopter from an unmaintained road accessing the McConnell Creek placer workings that passes approximately 5 km west of the property.  This unmaintained road branches off the Omineca Resource Road (ORR) at approximately km 119; the ORR is maintained year-round to service the Kemess Mine (located approximately 40 km to the north) from Mackenzie.  The power line that serves the Kemess Mine traverses alongside the ORR.  Regularly scheduled fixed wing aircraft service the Kemess Mine from Dease Lake, Prince George, Smithers and Vancouver.  The communities of Mackenzie, Smithers and Prince George are well-suited to provide logistical support as well as trained personnel.

The Red Property is drained by tributaries of Wrede Creek and the Ingenika River.  Topography on the property ranges from gentle to rugged and is largely above tree-line.  Elevations range from 1,470 metres in a west-flowing tributary of the Ingenika River to over 2,100 metres along the crest of a ridge traversing the Red 011 and Amber 2 claims.  The property area is subject to a continental climate featuring short warm summers and long cold winters.  The property is snow-free in late June and can be worked until late October.

Plant and Equipment

At present, there is no underground or surface plant or equipment on the Red Property.

Regional and Local Geology

The Red Property is located within the Intermontane Belt in the northwest-trending rocks of the Quesnel Terrane.  This terrane, along with the bordering Stikine Terrane, is composed of rocks representing an intraoceanic volcanic-sedimentary arc.  In this area, the Quesnel Terrane is separated from the Stikine Terrane to the west by the Pinchi-Ingenika-Finlay fault system.  The Quesnel Terrane is bounded on the east by Pre-Cambrian and younger, more strongly deformed Cassiar Terrane pericratonic rocks of the Omineca Belt.  The Quesnel and Stikine Terranes comprise subduction-related calc-alkaline and alkaline Triassic-Jurassic Takla and Triassic Nicola Group (Quesnellia), and Triassic Stuhini Group (Stikinia) volcanic rocks.

The structure of the area is dominated by a series of north-northwest trending faults.  These faults, such as the dextral strike-slip Swannell and Pinchi-Ingenika-Finlay fault systems, form terrane boundaries between the Stikine, Quesnel and Cassiar Terranes.  These faults define a prominent northwest fabric and are cut by northeast-trending faults in the vicinity of the Kemess deposits.  Intrusions in the area are commonly aligned with these faults, particularly the northwest set, suggesting that they acted as loci for the ascent of magma and probably also acted as conduits for hydrothermal alteration and mineralization.

The geology of the Red Property is characterized by a northwest-trending structural corridor that controls the emplacement of a broadly dioritic intrusive complex.  This structural corridor is defined by North Lineament-South Lineament Creeks and Bird-North Canyon Creeks; the dioritic intrusions and particularly the more altered and porphyritic varieties are located between these two drainage systems.  The intrusions are likely related to the Early Jurassic Fleet Peak pluton.  A significant mafic-ultramafic intrusive complex has also been mapped along the Bird-North Canyon Creek system.  These intrusions are emplaced into Takla Group andesites and sediments.  The Takla Group is represented on the property by andesite flows, andesite to dacite tuffs and fine-grained sediments.  Andesite flows are typically medium to dark green, massive to porphyritic but lacking well-developed flow textures.  Phenocrysts are variable with respect to species and abundance with euhedral augite and hornblende crystals up to 5 mm across being the most common and comprising up to 40% of the rock.  Feldspar phenocrysts are also present.  Tuffaceous rocks vary from ash and crystal tuffs to andesite lapilli tuff and minor lapilli tuff breccia.  The finer-grained tuffaceous rocks are more prevalent structurally higher in the section and grade into a sequence of sediments.  The fine-grained tuffs vary from andesitic to dacitic in composition, although this may be a manifestation of alteration.

Mineralization

The Red Property hosts porphyry copper-gold mineralization. The most significant alteration and mineralization on the Red Property is observed in drilling where copper-gold±molybdenum mineralization is associated with sericite, silica, and quartz veining.  This alteration is best developed within porphyritic intrusions, but is also developed within andesite.  Also of importance on the Red Property is the mafic-ultramafic complex that is related to anomalous copper-cobalt-nickel-platinum group soil geochemistry.  Mineralization in the mafic-ultramafic complex is limited to cross-cutting quartz-sulphide veining and fracture-controlled pyrrhotite in melanodiorite, disseminated and sheeted magnetite±serpentine± chrysotile veinlets in gabbro-pyroxenite, and iron carbonate-quartz±mariposite(?) veining in sheared gabbro-pyroxenite.  Quartz-sulphide veins have also been noted throughout the property and have returned significant copper, gold, silver and molybdenum values.  They are typically associated with chloritic shear zones that are up to approximately 30 cm wide, are sub-vertical and strike northwesterly for tens of metres.

Exploration History

Exploration in the area of the Red Property commenced in the 1930s when the Consolidated Mining and Smelting Company staked some of the prominent gossans and copper- and gold-bearing quartz veins.  Placer mining was also undertaken in nearby McConnell Creek.  The area was reinvestigated in the 1960s for porphyry copper style mineralization.

From 1968 to 1969, Cominco Ltd. carried out soil sampling, geological mapping and prospecting and drilled five holes totalling 303.9 metres, intersecting anomalous copper values in four of the five holes.  In 1977, Cominco undertook a program of ground geophysics, comprised of 14 line-km of time domain IP/resistivity and magnetics over a grid with 250- and 125-metre line spacings.

In 1973, Union Miniere Explorations and Mining Corporation Limited (“UMEX”) carried out grid soil sampling and ground magnetics surveying over a portion of the Red Property.  UMEX followed up this program in 1974 with one drill hole to a depth of 61.6 metres that intersected propylitically-altered intermediate volcanics with pyrite and locally traces of malachite.

In 1974, BP Minerals Limited (“BP”) carried out geological mapping, grid and contour soil sampling, geochemical stream and seep sediment sampling, and ground magnetic and induced polarisation surveys over a portion of the Red Property and followed up this program with two drill holes totalling 285.3 metres in 1975.  From 1976 to 1977, BP carried out soil sampling, overburden drilling and geophysical surveying over a portion of the Red Property.  BP undertook a follow-up program of additional deep overburden sampling and IP-resistivity surveying in 1978.  In 1981, BP Minerals carried out rock chip sampling on the same area.

BP Resources Canada Limited and Cominco Ltd. undertook a comprehensive geological, geochemical, geophysical and diamond drilling program in 1984.  Geological mapping, limited rock and soil geochemical sampling, EM, magnetics and IP surveying were conducted over a portion of the Red Property.   This was followed up by 1,003.5 metres of drilling in seven holes that were assayed for gold and copper.  Drilling intersected a variety of andesitic tuffs and porphyritic andesite intruded by diorite, diorite porphyry, quartz diorite porphyry and hornblende porphyry dykes.  Alteration includes bleaching, phyllic-argillic and propylitic alteration, silicification; propylitic alteration is more prevalent within andesitic rocks while phyllic alteration is developed preferentially within dioritic intrusions.  Pyrite mineralization is common throughout as veinlets and fractures with lesser fracture-controlled chalcopyrite, and molybdenite with quartz veinlets.

In 2001, Brett Resources Inc. carried out limited rock and stream sediment sampling in conjunction with geological mapping.  In 2002, Solomon Resources Limited conducted a program of IP surveying over a portion of the Red Property.

In 2004, Gitennes Exploration Inc. carried out a two-phase program on the Red Property.  The first phase comprised geological mapping, prospecting, follow-up grid and contour soil sampling and induced polarisation (IP) surveying.  The second phase comprised two diamond drill holes totalling 448.7 metres to follow-up IP and geochemical anomalies.

Exploration - Recent Results

The Company has not carried out any exploration work on the Red Property.

Proposed Exploration

The Company intends to undertake the exploration program for the Red Property recommended in the “Summary Report on the Red Project” dated May 24, 2005 by Stewart Harris, P.Geo.  The program will comprise approximately 850 metres of diamond drilling to follow-up previous drilling and to test chargeability and copper-molybdenum-gold-cobalt-nickel geochemical anomalies related to the porphyry copper-gold system.  This program will also include drill-testing of the mafic – ultramafic complex, particularly the contact with the altered porphyritic intrusions which is associated with potassic alteration and strong copper-cobalt-nickel-platinum group elements soil geochemistry.  A ground magnetic survey will be conducted concurrently with this program over the 2004 IP grid to better delineate the mafic – ultramafic complex.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

Year Ended December 31, 2004

In our discussion of results of operations and financial condition, amounts, other than per-share amounts, have been rounded to the nearest $100.

In the year ended December 31, 2004, the Company incurred expenses of $154,000 supporting its operations, down from $800,600 in the year ended December 31, 2003. The Company was active in China during the third quarter of 2003, but following termination of the Chinese activities in early 2004, the Company incurred fewer expenses. Most expenses were significantly lower than in 2003, with consulting fees down from $161,200 to $33,100, property investigation costs down from $294,300 to $nil and professional fees down from $122,300 to $63,700. The decline in expenses reflected the lower level of corporate activity after the Chinese activities stopped.

The Company’s management expects that expenses in 2005 will increase over those in 2004 as the Company is currently evaluating prospective opportunities and is now adequately funded to undertake property evaluation work. If the prospective opportunities look promising and if funding is available, operating costs over the next 12 months could increase to $40,000 to $50,000 per quarter plus exploration costs.

The Company incurred interest expense of $52,200 on loans payable. Of this amount, $22,300 is a recurring expense expected to continue until the loan is paid out and $29,900 relates to a share bonus payable in connection with the loan. Subsequent to year end, the Company reached a settlement with the holders of the loans payable, as discussed below.

In 2003, the Company entered into an agreement to acquire an interest in certain gold properties in the People’s Republic of China from Terrawest Resource Holdings Ltd. The Company conducted property evaluations and due diligence in 2003. In March 2004, the agreement effectively ended when Terrawest received a notice from its Chinese partners terminating Terrawest’s underlying agreement on the subject properties.  The Company agreed to abandon any claim against Terrawest in consideration of Terrawest and its principals providing two joint and several promissory notes totalling $100,000.  The promissory notes, each for $50,000, fell due on July 30, 2004 and December 31, 2004 respectively, and bear interest at the rate of 10% per year after their due dates. The present value of these promissory notes was $95,000 at the date of issue. This amount was recognized as a recovery of property evaluation and due diligence costs in the three months ended March 31, 2004.  The Company collected $50,000 on July 30, 2004 and $2,500 in April 2005. In 2004, the Company recognized interest of $5,100, being the implicit interest earned at a rate of 10% from March 31, 2004.

The net loss for the year ended December 31, 2004 was $80,700 or $0.02 per share as compared with a net loss for the year ended December 31, 2003 of $960,400 or $0.28 per share.

At December 31, 2004, the Company had total assets of $207,100 as compared to $47,500 at December 31, 2003. This increase is due primarily to funds received from a private placement, which generated net proceeds of about $140,000, the remaining note receivable, $50,000, less receivables collected and prepaid expenses drawn down in the period. The Company’s operations in 2004 were primarily financed by the collection of one of the Terrawest notes, by directors and officers deferring payment of amounts due and by the deferral of interest on the loans payable.  On a net basis, operations consumed cash of $17,500 compared to $606,700 in 2003 and $88,100 in 2002.

The Company did not have any cash flows from investing activities in the years ended December 31, 2004 or 2003. In 2002, the Company spent $6,300 on exploration properties.  In the year ended December 31, 2004, the Company generated net cash of $19,800 from the exercise of share purchase warrants and $140,100 from a private placement (net of offering costs of $6,100). In 2003, the Company generated $461,200 from the proceeds of private placements and the exercise of share purchase warrants and borrowed $152,100. In 2002, the Company generated $100,000 from private placements.

In aggregate, the Company generated cash of $142,400 in 2004 and had a cash balance of $155,300 at December 31, 2004.

Year Ended December 31, 2003

During the fiscal year ended December 31, 2003, the Company recorded interest income of $12, wrote off receivables of $19,300 and wrote off its Calling Lake and Varlaam exploration properties which had a book value of $140,500 as BHP Billiton did not renew its option as joint venture partner and the Company was unable to find another joint venture partner. During the fiscal year ended December 31, 2002, the Company recorded interest income of $74, a gain on the settlement of accounts payable of $48,900 and a write-off of exploration properties of $2,832,700.

Expenses for the fiscal year ended December 31, 2003 were $800,600, up from $187,700 for the fiscal year ended December 31, 2002.  This increase is due primarily to due diligence costs incurred in connection with the proposed acquisition of various mineral properties in the People’s Republic of China. The Company spent $294,300 on property evaluation and due diligence; the bulk of this amount related to the Terrawest properties, as discussed above.  The Company has abandoned these proposed acquisitions as the Company’s joint venture partners were unable to secure the properties.

The net loss for the fiscal year ended December 31, 2003 was $960,400 or $0.28 per share as compared with a net loss for the fiscal year ended December 31, 2002 of $2,971,400 or $1.42 per share (after making adjustment for the one for ten consolidation of the Company’s share capital during the fiscal year ended December 31, 2003).

Year Ended December 31, 2002

During the fiscal year ended December 31, 2002, the Company recorded interest income of $74, a gain on the settlement of accounts payable of $48,900 and a write-off of exploration properties of $2,832,700. During the fiscal year ended December 31, 2001, the Company recorded interest income of $52.

Expenses for the fiscal year ended December 31, 2002 were $187,700, up from $68,600 for the fiscal year ended December 31, 2001.  This increase is due primarily to costs incurred in connection with financing carried out during the period and the Company’s agreement with BHP Billiton Diamonds Inc. respecting its Alberta diamond properties.

The net loss for the fiscal year ended December 31, 2002 was $2,971,400 or $1.42 per share as compared with a net loss for the fiscal year ended December 31, 2001 of $68,500 or $0.04 per share (after making adjustment for the one for ten consolidation of the Company’s share capital during the fiscal year ended December 31, 2003).

B.       Liquidity and Capital Resources

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There are no assurances that the Company can continue to obtain such financings; failure to obtain funding would result in the curtailment of exploration activities until such financing could be obtained.

The Company recently closed an equity financing that raised gross proceeds of US$124,000 ($140,000). These funds, in combination with cash on hand and the proceeds on realization of a note receivable, will primarily be used to finance general and administrative expenses and due diligence costs on potential acquisitions, and make the partial repayment of loans payable required under the debt settlement described above. The Company has engaged in discussion with creditors with the goal of converting some of its accounts payable and other debts to equity in order to improve its working capital position. To that end it settled an account payable of $24,500 for a cash payment of $10,000 and has reached agreements, subject to regulatory approval, as follows:

-

In April 2005, directors and officers, or their companies, agreed to settle accounts payable by the Company of $280,700 in exchange for common shares at US$0.15 (approximately $0.18) per share, which will result in the issuance of 1,539,000 common shares.

-

In April 2005, the holders of the loans payable agreed to settle the principal amount of their debt for 25% in cash and 75% in common shares at US$0.15 (approximately $0.18). The loan holders also agreed to waive interest on the loans and the common share bonuses. This settlement will result in the issuance of 601,000 common shares.

Presenting these transactions on a pro forma basis at December 31, 2004 would result in a restatement of the Company’s working capital deficiency from $469,000 to $15,000.

The Company holds a note receivable for $50,000 that is past due. The note receivable is guaranteed by individuals who are believed to have liquid assets sufficient to satisfy the note receivable. Accordingly, while there is some credit risk associated with the note receivable, the Company believes such risk to be minimal.

The Company will require additional financing during the next 12 months to continue its operations and exploration. Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. The Company has not made any commitments for capital expenditures.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements, and on additional opportunities being sought.

At December 31, 2004, the Company had total assets of $207,100 as compared to $47,500 at December 31, 2003. This increase is due primarily to funds received from a private placement, which generated net proceeds of about $140,000, the remaining note receivable, $50,000, less receivables collected and prepaid expenses drawn down in the period. The Company’s operations in 2004 were primarily financed by the collection of one of the Terrawest notes, by directors and officers deferring payment of amounts due and by the deferral of interest on the loans payable.  On a net basis, operations consumed cash of $17,500 compared to $606,700 in 2003 and $88,100 in 2002.

The Company did not have any cash flows from investing activities in the years ended December 31, 2004 or 2003. In 2002, the Company spent $6,300 on exploration properties.  In the year ended December 31, 2004, the Company generated net cash of $19,800 from the exercise of share purchase warrants and $140,100 from a private placement (net of offering costs of $6,100). In 2003, the Company generated $461,200 from the proceeds of private placements and the exercise of share purchase warrants and borrowed $152,100. In 2002, the Company generated $100,000 from private placements.

In aggregate, the Company generated cash of $142,400 in 2004 and had a cash balance of $155,300 at December 31, 2004.

Share capital as at December 31, 2004 was $4,392,700, up from $4,232,800 as at December 31, 2003 due to issuances of share capital for cash. The Company issued 2,480,000 common shares pursuant to a private placement to generate net proceeds of $146,200, incurred share issuance costs of $6,100, paid a finders' fee of 190,000 shares at a value of $11,200 and issued 77,836 shares on the exercise of warrants for proceeds of $19,800.

Material Differences between Canadian and US Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in conformity with accounting principles generally accepted in the United States (“US GAAP”).  The major measurement differences between Canadian and US GAAP that affect the Company’s financial statements are described below:

Under US GAAP, exploration costs are written off as incurred rather than being deferred as an asset.  Had the Company presented its financial statements in conformity with US GAAP, its loss for the fiscal years ended December 31, 2004, 2003 and 2001 would have been decreased by $Nil, $140,500 and $2,896,400, respectively. The Company’s shareholders’ deficiency would have been the same at December 31, 2004 and 2003, but would have been $140,500 higher at December 31, 2002 if the Company had presented its financial statements in conformity with US GAAP.

Outlook

For the remainder of the fiscal year ending December 31, 2005, the Company’s activities will focus on pursuing exploration opportunities. Based on its existing working capital, the Company will require additional financing during this fiscal year. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

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

F.       Tabular Disclosure of Contractual Obligations

At December 31, 2004, the Company had no contractual obligations of the type required to be disclosed in this section.

G.

Safe Harbor

Statements included here, which are not historical in nature, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including without limitation, statements as to management's beliefs, strategies, plans, expectations or opinions in connection with the Company's performance, which are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate and may differ materially from actual future events or results. Readers are referred to the documents filed by the Company with the pertinent security exchange commissions, specifically the most recent quarterly reports, annual report and material change reports, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

Simon Anderson

Mr. Anderson is the Secretary and Chief Financial Officer of the Company.  Mr. Anderson is a Chartered Accountant, and from 1994 to 1996 was a partner with BDO Dunwoody, an international accounting and consulting firm, where he specialized in mergers, acquisitions and valuations.  Since 1996, Mr. Anderson has been a 50% owner and vice president of MCSI Consulting Group.  He has served as a director or senior officer of a number of public companies since 1996.  Mr. Anderson is 44 years old.

Damien Reynolds

Mr. Reynolds has been involved in the junior resource sector for twenty years. He is currently the CEO of Tournigan Gold Corporation. Tournigan is a gold exploration and development company that is advancing two European gold properties which currently have 1.9 million ounces of gold resources into operating mines in Europe. He also serves as a director of Australian-listed D'Aguilar Gold Ltd., currently developing projects in Australia and Central Asia. Mr. Reynolds is 37 years old.

J.G. Stewart

Mr. Stewart is a director of the Company.  Mr. Stewart is a lawyer who has practiced law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 46 years old.

John Tully

Mr. Tully is a director and the president and chief executive officer of the Company. Mr. Tully is a mining geologist with over 38 years’ experience in mining operations.  His expertise includes underground mine design, mine operations, underground mine capital and operating cost estimates, mining geology, ore reserve calculations, site project management of development programs, and economic evaluation of mine operations throughout the world.  Mr. Tully is 63 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company.  He is a consulting geologist who, through his company, Lakehead Geological Services, Inc., provides geological consulting services for a number of Canadian private and public companies including Madison Enterprises Ltd. and Oromin Explorations Ltd.  Mr. Turnbull is 42 years old.

B.       Compensation

During the fiscal year ended December 31, 2004, the Company paid or accrued a total of $25,000 in compensation to its directors and officers.  This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2004 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company’s executive officers which has been disclosed to the Company’s shareholders under applicable Canadian law.

Cash and Non-Cash Compensation – Executive Officers and Directors

The Company currently has two executive officers: John Tully, president and chief executive officer; and Simon Anderson, secretary and chief financial officer.  David Douglas was chief financial officer of the Company from February 2004 until May 2004 but did not receive compensation. Mr. Anderson became an executive officer in May 2004.  Messrs. Tully and Anderson are referred to as the “Named Executive Officers”.

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2004, 2003 and 2002 in respect of the individuals who were, at December 31, 2004, the Named Executive Officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation
				Awards	Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
John Tully President, Chief Executive Officer	2004 2003 2002	5,000 97,510 nil	Nil nil nil	Nil nil nil	Nil nil nil	N/A N/A N/A	N/A N/A N/A	Nil nil nil

Simon Anderson Secretary, Chief Financial Officer	2004 2003 2002	15,000 nil nil	nil nil nil	nil nil nil	nil nil nil	N/A N/A N/A	N/A N/A N/A	nil nil nil

Option Grants in Last Fiscal Year

The Company did not grant any stock options granted during the fiscal year ended December 31, 2004 to the Named Executive Officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercise of stock options during the fiscal year ended December 31, 2004 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)[1]	Aggregate Value Realized ($)[2]	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable [5]	Value of Unexercised In-the Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable [5]
John Tully	nil	nil	nil	nil
Simon Anderson [6]	nil	nil	70,000	nil
1.				Number of common shares of the Company acquired on the exercise of stock options.
2.				Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.
3.				The figures relate solely to stock options and take into effect the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year.
4.

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on the last trading day before December 31, 2004, which was US$0.12, less the exercise price of in-the-money stock options.

5.				All such options are currently exercisable
6.				Mr. Anderson’s options are in the name of MCSI Capital Corp., a company owned by Simon Anderson and Mr. Tracy Moore, the Company’s former chief financial officer.

Defined Benefit of Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, Douglas Turnbull and J.G. Stewart, were paid or accrued $5,000 and $nil, respectively, for professional services rendered in 2004.

No stock options were granted by the Company during the fiscal year ended December 31, 2004 to directors who are not Named Executive Officers of the Company.

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2004 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)[1]	Aggregate Value Realized ($)[2]	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable [5]	Value of Unexercised In the Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable [5]
Damien Reynolds	nil	nil	-	nil
J.G. Stewart	nil	nil	36,000	nil
Douglas Turnbull	nil	nil	36,000	Nil

1.	Number of common shares of the Company acquired on the exercise of stock options.
2.	Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX.
3.	The figures relate solely to stock options.
4.

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on the last trading day before December 31, 2004, which was US$0.12, less the exercise price of in-the-money stock options.

5.	All such options are currently exercisable.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended December 31, 2004.

C.     Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  John Tully was appointed as the president and a director of the Company in April 2003.  J.G. Stewart was the secretary of the Company from May 1998 until he resigned in April 2003, and has been a director of the Company since November 1999.   Douglas Turnbull has been a director of the Company since June 2001.   David Douglas served as a director of the Company from February 2004 until June 2004 when he did not stand for reelection. Damien Reynolds was appointed as a director of the Company in October 2004. The Company does not have any arrangement to provide benefits to directors upon termination of employment.

The Company’s audit committee is comprised of J.G. Stewart, Douglas Turnbull and Damien Reynolds. The audit committee is appointed by the board of directors and its members hold office until removed by the board of directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The audit committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the board of directors whether or not to approve such statements.  At the request of the Company’s auditors, the audit committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the board of directors or the shareholders of the Company.

D.      Employees

During the fiscal year ended December 31, 2004, the Company had an average of two employees, both of whom worked out of the Company’s head office.  Of the average of two employees, one worked in a management role and one in an accounting role. All employees were engaged either through a management company or as consultants. During the fiscal years ended December 31, 2003 and December 31, 2002, the Company had an average of five and twelve employees respectively.

E.      Share Ownership

The following table sets forth the share ownership of those persons listed in Item 6B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at May 2005	Number of Options or Warrants Outstanding at May 2005	Beneficial Percentage Ownership [1]	Exercise Price	Expiry Date

Simon Anderson[2]	154,393	70,000	3.3%	US$0.50	April 16, 2008

Damien Reynolds	190,000	-	2.8%	-

J.G. Stewart[3]	765,584	36,000	11.9%	US$0.50	April 16, 2008

John Tully	247,760	-	3.7%	-

Douglas Turnbull	450,988	36,000	7.2%	US$0.50	April 16, 2008

Total:	1,808,725	142,000	28.9%

1.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 3, 2005, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 6,756,726 common shares outstanding as of June 3, 2005.

2.					Held through MCSI Capital Corp. in which Mr. Anderson holds a 50% interest. Includes 128,816 common shares to be issued on regulatory approval.
3.					Includes 752,346 common shares to be issued on regulatory approval to J.G. Stewart Law Corporation, which is controlled by Mr. Stewart.
4.					Includes 227,760 common shares to be issued on regulatory approval to John V. Tully & Associates Inc., which is controlled by Mr. Tully.
5.					Includes 429,988 common shares to be issued on regulatory approval to Lakehead Geological Services Inc., which is controlled by Mr. Turnbull.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at June 3, 2005	Percentage of Common Shares Outstanding at June 3, 2005

Affaires Financiers SA	600,000	8.9%

CDS & Co.	5,286,061	78.2%

Total:	5,886,061	87.1%

There have been no material changes in the major shareholdings since last year.

To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at June 3, 2005 there were 6,756,726 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at June 3, 2005, there were 26 registered holders of the Company's common shares resident in the United States, holding an aggregate 317,803 common shares, including 219,808 shares held by Cede & Co. This number represents approximately 8% of the total issued and outstanding common shares of the Company as at June 3, 2005.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at June 8, 2005, we identified a further four shareholders resident in the United States whose shares were included in the 317,803 shares identified by our registrar and transfer agent.

B.      Related Party Transactions

The Company pays a total of $2,500 per month to its management through the companies listed above but does not have any contractual commitments associated with such management services.

During the three month period ended March 31, 2005, the Company accrued amounts to parties not at arm’s length with the Company consisting of $1,500 to John V. Tully & Associates Inc. which is owned by a director and officer of the Company, $1,500 to Lakehead Geological Services Inc., which is owned by a director of the Company and $4,500 to MCSI Consulting Services Inc., in which an officer of the Company holds a 50% interest. The Company also accrued or paid $3,000 in rent and office charges to MCSI Consulting Services Inc.

During the year ended December 31, 2004, the Company accrued amounts to parties not at arm’s length with the Company consisting of $5,000 to John V. Tully & Associates Inc. which is owned by a director and officer of the Company, $5,000 to Lakehead Geological Services Inc., which is owned by a director of the Company and $15,000 to MCSI Consulting Services Inc., in which an officer of the Company holds a 50% interest. The Company also accrued or paid $12,000 in rent and office charges to MCSI Consulting Services Inc.

In the year ended December 31, 2003, the Company completed the following transactions with related parties. The Company paid or accrued $98,000 for consulting and administrative services and $22,000 for rent to MCSI Consulting Services Inc. a company controlled by Tracy Moore, a former director and CFO and Simon Anderson, the Company’s current CFO.  The Company paid or accrued $97,019 to J.G. Stewart Law Corporation Ltd., a company controlled by J.G. Steward, one of the Company’s directors.  The Company paid or accrued $76,864 to Lakehead Geological Services Inc., a company controlled by Douglas Turnbull, one of the Company’s directors. The Company paid or accrued $97,510 to John V. Tully & Associates Inc., a company controlled by John Tully, the Company’s CEO and one of its directors.

There were no material transactions in the fiscal year ended December 31, 2002 between the Company and related parties.

C.      Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.     FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the financial statements for the Company for the fiscal year ended December 31, 2004, which contains a report of an independent registered public accounting firm as of February 23, 2005, balance sheets as at December 31, 2004 and 2003, statements of operations and deficit for the fiscal years ended December 31, 2004, 2003 and 2002, statements of cash flows for the fiscal years ended December 31, 2004, 2003 and 2002 and notes to the financial statements.

B.

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report on Form 20-F except that, subject to regulatory approval, the Company has agreed to settle debts which totalled $502,000 at December 31, 2004 through the payment of $46,500 in cash and the issuance of 2,140,000 common shares. Further particulars of these transactions are disclosed in Item 5B above. Subsequent to year end, the Company also agreed to acquire an interest in the Red Property as described in Item 4A.,, however this has not immediately resulted in a material change in the Company’s financial position.

ITEM 9.     THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the NEX and previously the TSX Venture Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Annual
2004	US$0.27	US$0.10
2003**	US$0.90	US$0.01
2002	US$0.18	US$0.01
2001	US$0.12	US$0.01
2000	US$0.35	US$0.10

2005
First Quarter	US$0.22	US$0.11
2004
Fourth Quarter	US$0.20	US$0.05
Third Quarter	US$0.10	US$0.07
Second Quarter	US$0.68	US$0.09
First Quarter*	n/a	n/a
2003
Fourth Quarter*	US$0.90	US$0.68
Third Quarter	US$0.70	US$0.28
Second Quarter	US$0.65	US$0.33
First Quarter	US$0.75	US$0.01

Quarterly
2005
May***	n/a	n/a
April	US$0.18	US$0.13
March	US$0.18	US$0.12
February	US$0.22	US$0.11
January	US$0.15	US$0.12
December	US$0.14	US$0.12

* Trading in the Company’s shares was halted in the normal course from October 21, 2003 to April 2, 2004 pending a review by the TSX Venture Exchange of the proposed Terrawest acquisition.

** The Company’s shares were consolidated on a one for ten basis in February, 2003.

***There were no trades in May, 2005.

The Company's common shares did not trade on the NEX on June 3, 2005, the date at which trading information was updated.  The most recent trade occurred on April 26, 2005 at US$0.13.

B.

Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company’s common shares have traded on the NEX Exchange since December 17, 2003. Previously, the Company’s common shares traded on the TSX Venture Exchange from October 10, 2000 to December 16, 2003 and on the Canadian Dealing Network from December 1, 1998 to October 9, 2000.

D.

Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10.     ADDITIONAL INFORMATION

A.

Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

The Company was formed on December 1, 1998 by the amalgamation of TLT Resources Inc. (“TLT”) and Buffalo Diamonds Ltd. (“BDL”) pursuant to the provisions of the Alberta Business Corporations Act (the “Act”) under corporation access number 208093609.  TLT was incorporated on January 30, 1992 in the Province of Alberta under the name 517003 Alberta Ltd.  On February 27, 1992, it changed its name to Tenga Laboratories Inc.  On August 6, 1998, it changed its name to TLT Resources Ltd. at which time its share capital was consolidated on a 1 for 10 basis.  BDL was formed on May 4, 1998 by the amalgamation of two non-reporting Alberta corporations pursuant to the provisions of the Alberta Business Corporations Act, Buffalo Diamonds Ltd. (incorporated on March 6, 1998 in the Province of Alberta) and 656405 Alberta Ltd. (incorporated on May 30, 1995 in the Province of Alberta).  The Company is not limited in its objects and purposes.

With respect to directors and officers, By-Law No. 1 of the Company provides that a director or officer who is a party to a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest in accordance with the provisions of the Act and shall abstain from voting in respect thereof.

By-Law No. 2 of the Company provides that the directors may from time to time borrow money on the credit of the Company; issue, reissue, sell or pledge debt obligations of the Company, whether secured or unsecured; give a guarantee on behalf of the Company; mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Company to secure payment of a debt or performance of any other obligation of the Company.  Variation of these borrowing powers would require an amendment to By-Law No. 2 of the Company which would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution.  A Special Resolution means a resolution cast by a majority of not less than ¾ of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice as By-Law No. 1 of the Company provides and not being less than 21 days’ notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company

There is no requirement in By-Law No. 1 of the Company or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director’s qualification.

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

There is no provision in the Company's Articles or By-Laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Securities legislation in the Company’s home jurisdiction of Alberta requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company.  This threshold is higher than the 5% threshold under US securities legislation at which shareholders must report their share ownership.

C.

Material Contracts

The Company entered into the following material contracts during the past two years:

Due to Related Parties Settlement

In April 2005, subject to regulatory approval, directors and officers, or their companies, agreed to settle accounts owing to them of $280,700 in exchange for common shares at US$0.15 (approximately $0.18) per share, which will result in the issuance of approximately 1,539,000 common shares.

Notes Payable Settlement

In April 2005, subject to regulatory approval the holders of loans payable representing a liability of $196,647 at December 31, 2004, agreed to settle the principal amount of their debt for 25% in cash and 75% in common shares at US$0.15 (approximately $0.18). The loan holders also agreed to waive interest on the loans and common share bonuses that were otherwise due. This settlement will result in the issuance of approximately 601,000 common shares.

Red Property

In May 2005, the Company signed an option agreement with Gitennes Exploration Inc. (“Gitennes”) effective April 15, 2005. Gitennes has an option to acquire a 100% interest in the Red Property subject to a 1.5% net smelter return royalty. Gitennes has granted the Company, subject to regulatory approval, an option to acquire a 60% interest in the Red Property, which is described in more detail in Item 4A.

In order to acquire its 60% interest in the underlying option, the Company must pay Gitennes $30,000 on regulatory approval, incur expenditures of $600,000 by July 15, 2007, of which $200,000 must be incurred by July 15, 2006, and must make property payments to the underlying vendor totalling $100,000 by July 15, 2007.  Thereafter, the Company and Gitennes will incur the balance of $2,000,000 in expenditures required to be incurred by July 15, 2010 on a pro rata basis.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10 – Additional Information – E. Taxation” below.

Except as provided in the Investment Canada Act (the “Act”), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a “non-Canadian”).

The Act requires a non-Canadian making an investment which would result in the acquisition of  control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada’s cultural heritage of national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

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

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment.  To date, the only types of business activities which have been prescribed by regulation as related to Canada’s cultural heritage or national identity deal largely with publication, film and music industries.  Because the Company’s total assets are less than the $5 million notification threshold, and because the Company’s business activities would likely not be deemed related to Canada’s cultural heritage or national identity, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

The following investments by non-Canadians are subject to notification under the Act:

1.	an investment to establish a new Canadian business; and
2.	an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.

direct acquisition of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

2.	direct acquisition of control of Canadian businesses with assets of $172 million or more by a WTO investor;
3.

indirect acquisition of control of Canadian business with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4.

indirect acquisition of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.

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

The Act specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

E.      Taxation

Material Canadian Federal Income Tax Consequences

Through consultation with counsel, management of the Company believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.  This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax.  The Canada-US Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a share of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  One half of a capital gain (the “taxable capital gain”) is included in income, and one half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately following the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Company shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Company’s shares, subject to the relieving provisions of the Treaty described below.  Shares of the Company may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred “rollover” transactions whereby the holder exchanged property that was taxable Canadian property for shares of the Company.

Where the non-resident holder realized a capital gain on a disposition of the Company shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, which is the case for the Company,

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(c)

the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to US holders of shares of the Company under current law.  This discussion assumes that US Holders hold their shares of the Company’s common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-US Holders.  In addition, US Holders may be subject to state, local or foreign tax consequences.  No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by the Company herein.  Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances.  This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This decision does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

US Holders

As used herein, a “US Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for US tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Common Shares of the Company

US Holders receiving dividend distribution (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings and profits as defined under US Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for long-term net capital gains are applicable to a US Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long term capital gains for a US Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A US Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such US Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

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

Foreign Tax Credit

A US Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during the year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States Federal income tax liability that the US Holder’s foreign source income bears to this or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

United States information reporting requirements may apply with respect to the payment of dividends to US Holders of the Company’s common shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to finish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.  Any amounts withheld under the backup withholding rules from a payment to a US Holder generally will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is furnished to the IRS.  Certain US Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A US Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares of the Company.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the US Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital loss are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to US $3,000 a year (US $1,500 in the case of a married individual filing separately).  For US Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company (the Company does not believe that it will qualify in the next year, or has qualified within the past three fiscal years, as a “foreign personal holding company”, “foreign investment company”, “passive foreign investment company” or “controlled foreign corporation” as discussed below):

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company”.  In that event, US Holders that hold common shares of the Company (on the earlier of the last day of the Company’s tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with US Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which are producing passive income (generally 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%).  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.  US Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain.  However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing US Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A US Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to US Holders who own their interests in a PFIC through intermediate entities or person.

Effective for tax years of US Holders beginning after December 31, 1997, US Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such US Holder will not be subject to the special taxation rules of PFIC described above for the taxable year for which the mark-to-market election is made.  A US Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such US Holder’s adjusted basis in such shares.  In addition, the US Holder is allowed a deduction for the lesser of (i) the excess, if any, of such US Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such US Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a US Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC (“Non-Electing US Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A US Holder’s adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing US Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of the Company’s shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A US Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganization, and transfers at death.  The transferee’s basis in this case will depend on the manner of transfer.  The specific tax effect to the US Holder and the transferee may vary based on the manner in which the shares of the Company are transferred.  Each US Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex. US Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of “Subpart F income” (as specifically defined by the Code) of the Company.  Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation’s accumulated earnings invested in “excess passive” assets (as defined by the Code).  In addition, under Section 1248 of the Code, gain from sale or exchange of stock by a holder of common shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common shares of the Company, a more detailed review of these rules is outside the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation, the Company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation.  This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

The foregoing summary is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

F.      Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.      Statements by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.      Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, 1055 Hastings Street, Suite 300, Vancouver, British Columbia, V6E 2B9, during normal business hours.

I.      Subsidiary Information

The Company has no subsidiaries.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company believes that its primary market risk relates to fluctuations in exchange rates. The Company’s common shares are quoted in US dollars but substantially all of its expenditures are in Canadian dollars. Furthermore, the Company continues to assess properties located in countries where the local currency is neither the US nor Canadian dollar. As a result, exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at December 31, 2004, the Company believes that a ten percent change in exchange rates between the US and Canadian dollars would not have a materially adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 13.     DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

In September 2003, the Company borrowed $152,131 under promissory notes payable that were due, at the latest, on March 31, 2004. The Company did not make any principal and interest payments in respect of these notes payable, nor did it pay a common share bonus that was subject to regulatory approval. The promissory note holders did not make a formal demand for payment and, in April 2005, agreed to accept repayment of 25% of the principal in cash and 75% of the principal in common shares using a share price of US$0.15 (approximately $0.18). As part of the settlement, the note holders agreed to waive interest and the common share bonus. The settlement, which would result in the issuance of 601,000 common shares, is subject to regulatory approval.

Apart from this default under the loans payable, there has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Neither the Company nor, to the best of its knowledge, anyone else has modified materially or qualified the rights evidenced by any class of registered securities.

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  As of December 31, 2004, an evaluation was carried out by the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed by the Company, in reports that it files or submits, under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting.  During the fiscal year ended December 31, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially effect, the Company's internal control over financial reporting.

ITEM 16.     RESERVED

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors does not have an “audit committee financial expert” as defined by the rules of the SEC.

ITEM 16B.     CODE OF ETHICS

The Company has adopted a Code of Ethics applicable to its directors, principal executive officer, principal financial officer principal accounting officer, controller and persons performing similar functions. The Company undertakes to provide a copy of the Company’s Code of Ethics to any person, without charge, upon request in writing to the Secretary of the Company.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal years ended December 31, 2004 and 2003, the Company paid or accrued the following amounts to Davidson & Company, the Company’s principal accountants, for the following categories of services:

	2004		2003
Type of Fees	Amount Paid or Accrued	Percentage of Services	Amount Paid or Accrued	Percentage of Services
Audit fees	$24,450	96%	$14,500	94%
Audit-related fees	-	0%	-	0%
Tax fees	1,000	4%	1,000	6%
All other fees	-	0%	-	0%
Total fees	$25,450	100%	15,500	100%

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	-

Fees billed for the audit of the Company’s annual financial statements and for services normally provided by the accountant in connection with statutory and regulatory filings in each fiscal year reported on

Audit-related fees	-

Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements in each fiscal year reported on and that are not reported as audit fees

Tax fees	-	Fees billed for tax compliance, tax advice, and tax planning services in each fiscal year reported on
All other fees	-	Fees billed for products and services provided by the principal accountant other than services reported under the three categories above in each fiscal year reported on

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company complies with the listing standards for audit committees and so this section is not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not make any purchases of shares of common stock that are registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 781).

PART III

ITEM 17.     FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to US GAAP (see Note 13 therein).  For a history of exchange rates in effect for Canadian dollars as against US dollars, see Item 3A of this Annual Report.

ITEM 18.     FINANCIAL STATEMENTS

Not applicable

ITEM 19.     EXHIBITS

(a)

Financial Statements

Description of Document	Page No.
Cover Sheet	F-1
Independent Auditors’ Report and Comments by Auditors For U.S. Readers on Canada – U.S. Reporting Difference dated February 23, 2005 (except for Note 14, which is as of April 21, 2005)	F-2
Balance Sheets as at December 31, 2004 and 2003	F-3
Statements of Operations and Deficit for the Fiscal Years Ended December 31, 2004, 2003 and 2002	F-4
Statements of Cash Flows for the Fiscal Years Ended December 31, 2004, 2003 and 2002	F-5
Notes to the Financial Statements	F-6

(b)

Exhibits

Exhibit Number	Description of Document	Page No.
*1.A.	Certificate of Amalgamation of the Company
*1.B.	Articles of Amalgamation of the Company
*1.C.	By-Laws of the Company
*4.A.	Amalgamation Agreement dated April 30, 1998 between Buffalo Diamonds Ltd., 656405 Alberta Ltd. and the then shareholders of 656405 Alberta Ltd.
*4.B.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and 718709 Alberta Ltd.

*4.C.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Raymond Haimila
*4.D.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Jay Haimila
*4.E.	Discovery Bonus Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Western Capital Corporation
*4.F.	Agency agreement dated May 11, 1998 between Buffalo Diamonds Ltd. and Yorkton Securities Inc. with respect to the brokered private placement which closed on July 21, 1998
*4.G.	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and Western Capital Corporation
*4.H	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and 718730 Alberta Ltd.
*4.I.	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and Leo Edward Halonen
*4.J.	Option Agreement dated September 10, 1998 between Buffalo Diamonds Ltd. and New Claymore Resources Ltd. regarding the Varlaam Property
*4.K.	Amalgamation Agreement dated October 23, 1998 between Buffalo Diamonds Ltd. and TLT Resources Ltd.
*4.L.	Agency Agreement dated November 28, 2000 between the Company and Yorkton Securities Inc.
*4.M.

Mineral Property Option Agreement dated for reference the 5th day of February, 2002 between Buffalo Diamonds Ltd., New Claymore Resources Ltd. and BHP Billiton Diamonds Inc. regarding the Calling Lake and Varlaam Properties

*4.N.	Consulting agreement made effective as of March 1, 2003 between the Company and MCSI Consulting Services Inc.
4.O.	Option agreement signed in May 2005 but made effective April 15, 2005 between the Company and Gitennes Exploration Inc.	65
4.P.	Property option agreement effective September 3, 2004 between D.L. Cooke and Associates Ltd, David L. Cooke, S&P Capital Corp. and Gitennes Explorations Inc. that is referenced by the agreement Exhibit 4.O.	78
4.Q.	Debt settlement agreement dated April 14, 2005 between the Company and Liberty Management LLC.	95
4.R.	Debt settlement agreement dated April 14, 2005 between the Company and David Mitchell.	98
4.S.	Debt settlement agreement dated April 14, 2005 between the Company and Richard Smith.	101
4.T.	Debt settlement agreement dated April 14, 2005 between the Company and Julian Baldry.	104
4.U.	Debt settlement agreement dated April 14, 2005 between the Company and Oliver Meixner.	107

4.V.	Debt settlement agreement dated April 14, 2005 between the Company and J.G. Stewart Law Corporation Ltd.	110
4.W.	Debt settlement agreement dated April 14, 2005 between the Company and Lakehead Geological Services Inc.	113
4.X.	Debt settlement agreement dated April 14, 2005 between the Company and John V. Tully & Associates Inc.	116
4.Y.	Debt settlement agreement dated April 14, 2005 between the Company and MCSI Consulting Services Inc.	119
99.1	Certification of Chief Executive Officer pursuant to 18 USC. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 USC. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-30150).

BUFFALO GOLD LTD.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2004

DAVIDSON & COMPANY LLP	Chartered Accountants A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Buffalo Gold Ltd.

We have audited the balance sheets of Buffalo Gold Ltd. as at December 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
"DAVIDSON & COMPANY"
February 23, 2005 (except for Note 14, which is as of April 21, 2005)	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated February 23, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, Canada
"DAVIDSON & COMPANY"
February 23, 2005 (except for Note 14, which is as of April 21, 2005)	Chartered Accountants

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

BUFFALO GOLD LTD.
(An Exploration Stage Company)

Balance Sheets
(Expressed in Canadian dollars)
As at December 31

	2004	2003

Assets

Current
Cash and cash equivalents	$155,285	$12,890
Receivables	1,809	20,743
Note receivable (note 3)	50,000	-
Prepaid expenses	-	13,857

	$207,094	$47,490

Liabilities and Shareholders' Deficiency

Current
Accounts payable and accrued liabilities (note 9)	$479,424	$443,573
Loans payable (note 4)	196,647	152,131
	676,071	595,704
Amounts due to shareholders	6,272	6,272

	682,343	601,976

Shareholders' deficiency
Share capital (note 5)
Authorized
Unlimited common shares without par value
Issued and outstanding
6,756,726 (2003 – 4,008,890) common shares	4,392,709	4,232,769
Contributed surplus (note 5)	54,000	54,000
Deficit	(4,921,958)	(4,841,255)

	(475,249)	(554,486)

	$207,094	$47,490

Nature and continuance of operations (note 1)

Subsequent events (note 14)

On behalf of the Board:
John Tully Director James Stewart Director

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.
(An Exploration Stage Company)

Statements of Operations and Deficit
(Expressed in Canadian dollars)
Year Ended December 31

	2004	2003	2002

Expenses
Consulting fees	$33,100	$161,185	$-
Depreciation	-	-	18,096
Listing, filing and transfer fees	15,789	47,574	22,025
Office and miscellaneous	11,444	20,297	8,833
Professional fees	63,709	122,323	117,923
Property evaluation and due diligence costs (note 3)	-	294,282	2,842
Rent	13,104	22,000	18,000
Stock-based compensation (note 6)	-	54,000	-
Travel and promotion	16,872	78,923	-

Loss before other items	(154,018)	(800,584)	(187,719)

Other Items
Recovery of property evaluation and due diligence costs (note 3)	94,955	-	-
Write-off of exploration properties (note 3)	-	(140,500)	(2,832,673)
Write-off of receivables	-	(19,303)	-
Gain on settlement of accounts payable	17,810	-	48,929
Interest income	5,066	12	74
Interest expense	(52,216)	-	-
Foreign exchange	7,700	-	-

Loss for the year	(80,703)	(960,375)	(2,971,389)

Deficit, beginning of year	(4,841,255)	(3,880,880)	(909,491)

Deficit, end of year	$(4,921,958)	$(4,841,255)	$(3,880,880)

Loss per share
Basic and fully diluted	$(0.02)	$(0.28)	$(1.42)

Weighted average number of shares outstanding
Basic and fully diluted	4,256,556	3,472,717	2,092,703

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.
(An Exploration Stage Company)

Statements of Cash Flows
(Expressed in Canadian dollars)
Year Ended December 31

	2004	2003	2002

Cash Flows From Operating Activities
Loss for the year	$(80,703)	$(960,375)	$(2,971,389)

Items not involving cash
Depreciation	-	-	18,096
Recovery of property investigation and due diligence costs	(94,955)	-	-
Write-off of exploration properties	-	140,500	2,832,673
Write-off of receivables	-	19,303	-
Gain on settlement of accounts payable	(17,810)	-	(48,929)
Stock-based compensation	-	54,000	-
Interest accrued on loans payable	52,216	-	-
Interest accrued on notes receivable	(5,045)	-	-
Foreign exchange	(7,700)	-	-

Changes in non-cash working capital items:
Decrease (increase) in receivables	18,934	(20,743)	7,899
Payment received on notes receivable	50,000	-	-
Decrease (increase) in prepaid expenses	13,857	(10,000)	-
Increase in accounts payable and accrued liabilities	53,661	170,630	73,553

Net cash used in operating activities	(17,545)	(606,685)	(88,097)

Cash Flows From Financing Activities
Proceeds from private placements	146,193	452,356	100,000
Exercise of warrants	19,833	8,883	-
Share issue costs	(6,086)	-	-
Proceeds from loans payable	-	152,131	-

Net cash provided by financing activities	159,940	613,370	100,000

Cash Flows From Investing Activities
Expenditures on exploration properties	-	-	(6,254)

Net cash used in investing activities	-	-	(6,254)

Increase in cash and cash equivalents during the year	142,395	6,685	5,649

Cash and cash equivalents, beginning of year	12,890	6,205	556

Cash and cash equivalents, end of year	$155,285	$12,890	$6,205

Supplemental disclosure with respect to cash flows (note 12)

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.
(An Exploration Stage Company)

Notes to the Financial Statements
(Expressed in Canadian dollars)

December 31, 2004

1.   Nature and Continuance of Operations

Buffalo Gold Ltd. (the "Company") is an Alberta Corporation engaged in the evaluation of mineral properties for potential acquisition.  On February 17, 2003, the Company changed its name from Buffalo Diamonds Ltd. to Buffalo Gold Ltd. and consolidated its share capital on a 10 old for one new basis (note 5).  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.  Effective December 17, 2003, the Company's share listing was transferred to the NEX from the TSX Venture Exchange.  The Company is subject to restrictions on share issuances and certain types of payments as set out in the NEX policies.

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern.  These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

At December 31, 2004, the Company has a working capital deficiency of $468,977 (2003 - $548,214), and, without additional funding, will be unable to meet its obligations as they fall due.  Furthermore, the Company is in default under the terms of loans payable (note 4).  The Company has a significant working capital deficiency and, accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement.  While the Company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

The operations of the Company have primarily been funded by the issuance of share capital and debt.  Continued operation of the Company is dependent on the Company's ability to complete additional equity financings or generate profitable operations in the future.  Such financings may not be available or may not be available on reasonable terms.

2.   Significant Accounting Policies

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The significant accounting policies adopted by the Company are as follows:

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

Presentation

Where applicable, comparative figures have been reclassified to conform with the presentation used in the current year.

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

Asset retirement obligations

The CICA recently issued a new section in the CICA Handbook, section 3110, Asset retirement obligations, which was effective January 1, 2004.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows.  The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  Adoption of this standard has not affected the Company’s financial statements

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At December 31, 2004, 2003 and 2002, the total number of potentially dilutive shares excluded from loss per share was 301,276, 1,366,586 and 295,818 respectively.

Stock-based compensation

Effective January 1, 2003, the Company adopted the fair value-based methodology for measuring stock-based compensation costs in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments".  For the year ended December 31, 2002, the Company employed the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.

Income taxes

Future income taxes are recorded using the asset and liability method.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

3.   Exploration Properties

Chain Lake, Alberta

In 2002, certain mineral exploration permits in this region were not renewed and, accordingly, the Company wrote off related costs of $579,354 to operations.

Calling Lake and Varlaam, Alberta

The Company has an undivided 100% working interest in several mineral exploration permits in the Calling Lake region of Alberta.  Pursuant to a letter of agreement dated September 10, 1998, as amended on August 26, 1999, the Company has also acquired a 50% interest in exploration claims, known as the Varlaam property, located contiguous to the Calling Lake property.  The Company paid the vendor, New Claymore Resources Inc. (“New Claymore”) $50,000 and issued 25,000 common shares of the Company.

In February 2002, the Company and New Claymore granted an option to BHP Billiton Diamonds Inc. (“BHP”) to acquire up to a 70% interest in their Calling Lake and Varlaam properties in Alberta. On September 12, 2003, the Company received notice that BHP had terminated its option to acquire an interest in the Calling Lake and Varlaam Properties. The Company now maintains an ownership interest of 65% with the remaining 35% held by New Claymore.

Management of the Company decided to write down the carrying value of the properties to $Nil resulting in charges to operations of $140,500 and $2,253,319 in 2003 and 2002, respectively.

Terrawest Properties, Peoples Republic of China

During the year ended December 31, 2003, the Company entered into an agreement to acquire an interest in certain gold properties in the People’s Republic of China from Terrawest Resource Holdings Ltd. (“Terrawest”).  The Company conducted property evaluation and due diligence in 2003. In March 2004, the agreement effectively ended when Terrawest received a notice from its Chinese partners terminating Terrawest’s underlying agreement on the subject properties.  The Company agreed to abandon any claim against Terrawest in consideration of Terrawest and its principals providing two joint and several promissory notes totalling $100,000. The promissory notes are each for $50,000, fell due on July 30, 2004 and December 31, 2004 respectively and bear interest at the rate of 10% per year after their due dates. The present value of these promissory notes was $94,955 at the date of issue and $50,000 at December 31, 2004.  The Company received the $50,000 due July 30, 2004.

4.   Loans Payable

During the year ended December 31, 2003, the Company arranged bridge loans totalling $152,131.  The loans are secured by promissory notes totaling $152,131, were to have been repaid on the earlier of (i) the date that the Company closes a private placement of its securities so as to realize gross proceeds of a minimum of US$500,000, or (ii) by March 31, 2004, and bear interest at the rate of 12% per annum.  The bridge loans were not repaid by March 31, 2004 and, accordingly, the bridge loans fell into default, however, none of the lenders have made demand on the Company for repayment.  In connection with these bridge loans, the Company has agreed, subject to regulatory approval, to issue to the lenders a total of 45,276 shares of the Company as a loan bonus and has accrued an expense of $29,900 in respect of this obligation.

In April 2005, the Company settled with the holders of loans payable, as described in note 14.

5.   Share Capital and Contributed Surplus

	Number of Shares	Share Capital	Contributed Surplus

Balance at December 31, 2001	1,905,095	$3,560,697	$ -
Settlement of accounts payable	81,834	81,834	-
Private placement	200,000	100,000	-

Balance at December 31, 2002	2,186,929	3,742,531	-
Private placement	1,333,330	300,639	-
Settlement of accounts payable	32,221	28,999	-
Private placement	423,077	151,717	-
Exercise of warrants	33,333	8,883	-
Stock-based compensation	-	-	54,000

Balance at December 31, 2003	4,008,890	4,232,769	54,000
Exercise of warrants	77,836	19,833	-
Private placement	2,480,000	146,193	-
Finders' fee	190,000	11,200	-
Share issue costs	-	(17,286)

Balance at December 31, 2004	6,756,726	$4,392,709	$ 54,000

Loan payable bonus

In 2003, the Company agreed, subject to regulatory approval, to issue 45,276 shares as a bonus on a loan payable (notes 4 and 14(b)).

Share consolidation

Effective February 17, 2003, the Company consolidated its issued share capital on a 10 old for one new basis.  The authorized share capital remained unchanged.  As a result of the share consolidation, the Company’s issued share capital decreased from 21,869,294 shares to 2,186,929 shares.  The decrease was reflected retroactively as a change in issued share capital.  In addition, references to share capital, options and warrants in these financial statements and all prior loss per share information were retroactively restated to give effect to the share consolidation.

Discovery bonus

In connection with acquiring the Chain Lakes and Calling Lake properties, the Company entered into a Discovery Bonus Agreement for the issuance of up to 200,000 common shares at $0.01 per Discovery Bonus Share, with 100,000 common shares to be issued upon discovery of a diamondiferous kimberlite pipe on the Company’s mineral properties and a further 100,000 common shares to be issued upon providing a bankable final feasibility study on a commercial diamondiferous pipe.  As at December 31, 2004, these milestones have not been achieved, and none of these shares have been issued.

Share Issuances

During the year ended December 31, 2002:

a)

On April 15, 2002, the Company issued 81,834 shares at a value of $81,834 to settle accounts payable of $81,834.

b)

On May 9, 2002, the Company completed a non-brokered private placement consisting of 200,000 units for proceeds of $100,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $1.00 per share until May 9, 2003.

During the year ended December 31, 2003:

a)

On February 28, 2003, the Company completed a non-brokered private placement consisting of 1,333,330 units at a price of US$0.15 per unit for proceeds of $300,639.  Each unit consisted of one common share and half share purchase warrant.  Each full warrant entitles the holder to purchase one additional common share of the Company at a price of US$0.20 per share until February 28, 2004.

b)

On April 17, 2003, the Company issued 32,221 units at a value of $28,999 to settle accounts payable of $28,999.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of US$0.60 per share until April 17, 2004.

c)

On September 9, 2003, the Company completed a non-brokered private placement consisting of 423,077 units at a price of US$0.26 per unit for proceeds of $151,717.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of US$0.35 share until September 9, 2004.

During the year ended December 31, 2004:

a)

On February 28, 2004, the Company issued 77,836 common shares at a price of US$0.20 per share on the exercise of warrants for proceeds of $19,833.

b)

On December 6, 2004, the Company completed a non-brokered private placement of 2,480,000 common shares at a price of US$0.05 per share for gross proceeds of $146,193.  The Company incurred share issuance costs of $6,086 and paid a finders' fee of 190,000 common shares in connection with the private placement.

Subsequent to year end, in April 2005, the Company reached an agreement with creditors that will result in the conversion of debt into common shares and consequently the issuance of approximately 2,140,000 common shares, see note 14.

6.   Stock Options

In 2003 the Company adopted an incentive stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants of the Company.  The maximum number of shares reserved for issuance under the Plan shall not exceed 10% of the issued share capital of the Company.  Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant.  Options granted under the Plan have a term not to exceed five years.

As at December 31, 2004, the following stock options are outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

256,000	US$ 0.50	April 16, 2008

The change in stock options outstanding is as follows:

	2004		2003		2002
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price

At January 1	277,956	$0.78	95,818	$2.10	116,428	$2.10

Granted	-	-	256,000	0.68	30,000	1.00
Exercised	-	-	-	-	-	-
Expired	(21,956)	2.10	(73,862)	2.10	(50,610)	1.20

At December 31	256,000	$0.60	277,956	$0.78	95,818	$2.10

Stock-based compensation

During 2003, the Company adopted, on a prospective basis, the fair value method of accounting for all stock-based compensation (Note 2).  The options granted in 2003 had a fair value of $54,000 which was recognized as stock-based compensation in the results of operations.  Prior to January 1, 2003, the Company had elected to measure compensation costs using the intrinsic value-based method for employee stock options.  Under this method, no compensation expense was recognized when the stock options were granted.

Had compensation costs prior to January 1, 2003 been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

Loss for the year ended December 31, 2002 as reported	$(2,971,389)
Additional compensation expense	(9,232)
Pro-forma loss	$(2,980,621)
Pro-forma basic and diluted loss per share	$(1.42)

The weighted average fair value of each option granted during 2003 was $0.21 (2002 - $0.03).

The following weighted average assumptions were used for the Black-Scholes option pricing model valuation of stock options granted:

	2003	2002
Risk-free interest rate	4.5%	3%
Expected life of options	5 years	5 years
Annualized volatility	150%	50%
Dividend rate	0%	0%

7.   Warrants

The change in share purchase warrants outstanding is as follows:

	2004		2003		2002
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price

At January 1	1,088,630	$ 0.35	200,000	$ 1.00	-	$ -

Granted	-		1,121,963	0.34	200,000	1.00
Exercised	(77,836)	0.26	(33,333)	0.26	-	-
Expired	(1,010,794)	0.36	(200,000)	1.00	-	-

At December 31	-	$ -	1,088,630	$ 0.35	200,000	$ 1.00

8.   Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2004	2003	2002
Loss before income taxes	$(80,703)	$(960,375)	$(2,971,389)
Expected income tax recovery	$28,730	$361,101	$1,176,670
Non-deductible expenses for tax	-	(73,132)	(1,128,905)
Gain on settlement of accounts payable	6,340	-	19,376
Unrecognized benefit of non-capital losses	(35,070)	(287,969)	(67,141)
	$-	$-	$-

The significant components of the Company's future income tax assets are as follows:

	2004	2003
Future income tax assets:
Equipment	$14,275	$14,275
Exploration properties	990,173	895,885
Other tax assets	32,408	32,408
Non-capital loss carry forwards	284,717	384,147
Future income tax assets	1,321,573	1,326,715
Valuation allowance	(1,321,573)	(1,326,715)
Net future income tax assets	$-	$-

The Company has available for deduction against future years' taxable income non-capital losses of approximately $800,000.  These losses will expire beginning in 2005.  Subject to certain restrictions, the Company also has approximately $2,780,000 of resource expenditures available to reduce taxable income of future years.  The future tax benefits which may arise as a result of these non-capital losses and resource expenditures have not been recognized in these financial statements and have been offset by a valuation allowance.

9.   Related Party Transactions

The Company incurred the following expenses with a law firm and consulting firms controlled by directors, an officer and a former director:

	2004	2003	2002

Consulting fees	$25,000	$ 94,000	$ -
Property evaluation and due diligence costs	-	174,374	-
Professional fees	-	97,019	96,812
Rent and office costs	12,000	22,000	26,731

Included in accounts payable and accrued liabilities at December 31, 2004 is $158,082 (2003 - $153,082) due to a law firm controlled by a director and $173,818 (2003 - $164,928) due to consulting companies controlled by directors, an officer and a former director. During the year ended December 31, 2002, the Company issued 37,062 common shares to a former director and a company related by a common and former director to settle accounts payable of $37,062 owing to the related parties.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

10.  Segment Information

The Company operates in one reportable segment, being the exploration of mineral properties in Canada, except for certain project evaluation and due diligence costs incurred relating to the Terrawest property in China (note 3).

11.  Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, note receivable, accounts payable and accrued liabilities, loans payable and amounts due to shareholders.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

12. Supplemental Disclosure With Respect to Cash Flows

The significant non-cash transaction for the year ended December 31, 2004 consisted of the Company paying a finders' fee through the issuance of 190,000 common shares with a value of $11,200.

The significant non-cash transaction for the year ended December 31, 2003 consisted of the Company settling accounts payable of $28,999 by issuing 32,221 shares at a value of $28,999.

The significant non-cash transactions for the year ended December 31, 2002 consisted of the Company settling accounts payable of $81,834 by issuing 81,834 shares at a value of $81,834, and BHP paying $70,000 to a third party supplier on behalf of the Company to settle accounts payable owing by the Company of $70,000.  The payment was recorded as a recovery of exploration costs.

13. Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  There are no material differences between the balance sheets presented in these financial statements and balance sheets prepared in conformity with the principles, practices and methods accepted in the United States ("U.S. GAAP"); however the material differences between Canadian GAAP and U.S. GAAP, as they relate to the statements of operations and deficit and cash flows, are described and quantified below.

	2004	2003	2002
Loss for the year
Loss for the year – Canadian GAAP	$(80,703)	$(960,375)	$(2,971,389)
Exploration properties recovered as incurred	-	-	63,746
Exploration properties written-off	-	140,500	2,832,673
Loss for the year – U.S. GAAP	$(80,703)	$(819,875)	$(74,970)
Loss per share – U.S. GAAP	$(0.02)	$(0.24)	$(0.04)

	2004	2003	2002
Cash flows from operating activities
Per Canadian GAAP	$(65,977)	$(606,685)	$(88,097)
Exploration properties expensed as incurred	-	-	(6,254)
Per U.S. GAAP	$(65,977)	$(606,685)	$(94,351)

	2004	2003	2002
Cash flows from investing activities
Per Canadian GAAP	$48,432	$-	$(6,254)
Exploration properties expensed as incurred	-	-	6,254
Per U.S. GAAP	$48,432	$-	$-

a)

Exploration properties and deferred costs

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.  For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties.  When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.

b)

Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. 46 “Consolidation of Variable Interest Entities” ("FIN 46") (revised in December 17, 2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”).  SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods.  SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123, as originally issued, and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services”.  SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005.  Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005.  For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

Canadian Standards

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this new pronouncement is not expected to have a material effect on the Company's financial position or results of operations.

14. Subsequent Events

In April 2005, subject to regulatory approval, the Company entered into agreements as follows:

a)

Directors and officers, or their companies, agreed to settle accounts owing to them of $280,700 in exchange for common shares at US$0.15 (approximately $0.18) per share, which will result in the issuance of approximately 1,539,000 common shares.

b)

The holders of the loans payable agreed to settle the principal amount of their debt for 25% in cash and 75% in common shares at US$0.15 (approximately $0.18). The loan holders also agreed to waive interest on the loans and the common share bonuses. This settlement will result in the issuance of approximately 601,000 common shares.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 10th day of June 2005

BUFFALO GOLD LTD.

(signed)

Per: John V. Tully
Title:  President

CERTIFICATIONS

I, John V. Tully, certify that:

1.	I have reviewed this annual report on Form 20-F of Buffalo Gold Ltd. (the “Company”);
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the Company and have:

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

c)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting;

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  June 10, 2005

(signed)
____________________________
John V. Tully, President

CERTIFICATIONS

I, Simon J. Anderson, certify that:

1.	I have reviewed this annual report on Form 20-F of Buffalo Gold Ltd. (the “Company”);
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the Company and have:

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

c)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting;

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  June 10, 2005

(signed)

_____________________________________
Simon Anderson, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page No.
*1.A.	Certificate of Amalgamation of the Company
*1.B.	Articles of Amalgamation of the Company
*1.C.	By-Laws of the Company
*4.A.	Amalgamation Agreement dated April 30, 1998 between Buffalo Diamonds Ltd., 656405 Alberta Ltd. and the then shareholders of 656405 Alberta Ltd.
*4.B.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and 718709 Alberta Ltd.
*4.C.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Raymond Haimila
*4.D.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Jay Haimila
*4.E.	Discovery Bonus Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Western Capital Corporation
*4.F.	Agency agreement dated May 11, 1998 between Buffalo Diamonds Ltd. and Yorkton Securities Inc. with respect to the brokered private placement which closed on July 21, 1998
*4.G.	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and Western Capital Corporation
*4.H	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and 718730 Alberta Ltd.
*4.I.	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and Leo Edward Halonen
*4.J.	Option Agreement dated September 10, 1998 between Buffalo Diamonds Ltd. and New Claymore Resources Ltd. regarding the Varlaam Property
*4.K.	Amalgamation Agreement dated October 23, 1998 between Buffalo Diamonds Ltd. and TLT Resources Ltd.
*4.L.	Agency Agreement dated November 28, 2000 between the Company and Yorkton Securities Inc.
*4.M.

Mineral Property Option Agreement dated for reference the 5th day of February, 2002 between Buffalo Diamonds Ltd., New Claymore Resources Ltd. and BHP Billiton Diamonds Inc. regarding the Calling Lake and Varlaam Properties

*4.N.	Consulting agreement made effective as of March 1, 2003 between the Company and MCSI Consulting Services Inc.
4.O.	Option agreement signed in May 2005 but made effective April 15, 2005 between the Company and Gitennes Exploration Inc.	65
4.P.	Property option agreement effective September 3, 2004 between D.L. Cooke and Associates Ltd, David L. Cooke, S&P Capital Corp. and Gitennes Explorations Inc. that is referenced by the agreement Exhibit 4.O.	78

4.Q.	Debt settlement agreement dated April 14, 2005 between the Company and Liberty Management LLC.	95
4.R.	Debt settlement agreement dated April 14, 2005 between the Company and David Mitchell.	98
4.S.	Debt settlement agreement dated April 14, 2005 between the Company and Richard Smith.	101
4.T.	Debt settlement agreement dated April 14, 2005 between the Company and Julian Baldry.	104
4.U.	Debt settlement agreement dated April 14, 2005 between the Company and Oliver Meixner.	107
4.V.	Debt settlement agreement dated April 14, 2005 between the Company and J.G. Stewart Law Corporation Ltd.	110
4.W.	Debt settlement agreement dated April 14, 2005 between the Company and Lakehead Geological Services Inc.	113
4.X.	Debt settlement agreement dated April 14, 2005 between the Company and John V. Tully & Associates Inc.	116
4.Y.	Debt settlement agreement dated April 14, 2005 between the Company and MCSI Consulting Services Inc.	119
99.1	Certification of Chief Executive Officer pursuant to 18 USC. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 USC. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-30150).

Exhibit 4.0

OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 15th day of April 2005,

BETWEEN:

GITENNES EXPLORATION INC., a body corporate incorporated pursuant to the laws of Ontario and having its head office located at Suite 2390, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9

(the “Optionor”)

OF THE FIRST PART

AND:

BUFFALO GOLD LTD., a body corporate incorporated pursuant to the laws of Alberta and having its head office located at Suite 880, 609 Granville Street, Vancouver, British Columbia, V7Y 1G5

(the “Optionee”)

OF THE SECOND PART

WHEREAS:

A.

The Optionor is entitled, pursuant to the Underlying Agreement, to become the legal and beneficial owner of an undivided one hundred percent (100%) interest in the Property as more particularly described in Schedule “A” attached to and made a part of this Agreement; and

B.

The Optionor wishes to grant and the Optionee wishes to acquire a sixty percent (60%) interest in and to the Underlying Agreement on the terms and subject to the conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES in consideration of the mutual promises contained in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1.0

INTERPRETATION

1.1

In this Agreement, including the Recitals and Schedules, the following words, phrases and expressions shall have the following meanings:

(a)

“Acquired Rights” means any right to or interest in any mining claims, licence, lease, grant, concession, permit, patent, or other mineral property or surface rights or water rights located wholly or partly within the Area of Interest;

(b)

“Affiliate” shall have the meaning attributed to it in the British Columbia Business Corporations Act, as amended;

(c)

“Agreement” means this Agreement, as the same may be amended, supplemented or modified from time to time;

(d)

“Approval Date” means the date that is five (5) business days after receipt by the Optionee of written confirmation from the Exchange that this Agreement has been accepted for filing;

(e)

“Area of Interest” means the area within two kilometres from the boundary of the existing Property;

(f)

“Business Day” means a day on which banks are ordinarily open for business in Canada;

(g)

“Commercial Production” means the operation of the Property or any portion thereof as a producing mine and the production of mineral products therefrom, excluding bulk sampling, pilot plant or test operations;

(h)

“Exchange” means the TSX Venture Exchange;

(i)

“Expenditures” mean all cash, expenses, obligations and liabilities, other than for personal injury or property damage, of whatever kind or nature spent or incurred directly or indirectly in connection with mineral exploration in respect of the Property;

(j)

“Joint Venture” means the joint venture between the parties referred to in Section 6.2 below;

(k)

“Mining Work” means every kind of work done on or in respect of the Property or any part thereof, or the products therefrom by or under the direction of or on behalf of or for the benefit of a party and, without limiting the generality of the foregoing, includes assessment work, geophysical, geochemical and geological surveying, studies and mapping, investigating, drilling, designing, examining, equipping, improving, surveying, shaft sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores, metals, and concentrates, surveying and bringing any mineral claims or other interests to lease or patent, reporting and all other work usually considered to be prospecting, exploration, development and mining work;

(l)

“Net Smelter Returns Royalty” shall have the meaning ascribed to it in the Underlying Agreement;

(m)

“Option” means the option granted by the Optionor to the Optionee under Section 3.1 of this Agreement;

(n)

“Property” means those mineral properties more particularly described in Schedule “A” hereto together with the surface rights, mineral rights, personal property and permits associated therewith, and shall include any renewal thereof and any other form of successor or substitute title thereto;

(o)

“Underlying Agreement” means that certain share the Property Option Agreement dated for reference the 3rd day of September, 2004 between D.L. Cooke and Associates Ltd., David L. Cooke, S & P Capital Corp. and the Optionor whereby the Optionor has the sole and exclusive right to acquire a 100% interest in the Property;

(p)

“Underlying Option” means the option granted to the Optionor pursuant to the Underlying Agreement to acquire a 100% interest in the Property;

(q)

“Underlying Optionors” means D.L. Cooke and Associates Ltd., David L. Cooke and  S & P Capital Corp.

1.2

All amounts of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement.  The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the Schedules hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4

In this Agreement, unless the context otherwise requires, works importing the singular number only shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

1.5

In the event that the date on which any action is required to be taken hereunder by any party is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6

A reference to a statute, regulation or other legislation herein shall be deemed to extend to and include any amendments thereto and successor legislation.

1.7

The following schedules and exhibits are incorporated into this Agreement by reference:

Schedule	Description
A	Property Description

2.

REPRESENTATIONS AND WARRANTIES

2.1

Each party represents and warrants to the other that:

(r)

it is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of the jurisdiction of its incorporation and is qualified to do business and to hold an interest in the Property in the Province of British Columbia;

(s)

it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder;

(t)

it has duly obtained all authorisations for the execution, delivery and performance of this Agreement, and such execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the

(u)

provisions of its constating or initiating documents or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable laws.

2.2

The Optionor represents and warrants to the Optionee that:

(v)

it is entitled, pursuant to the Underlying Agreement, to become the sole beneficial owner of a one hundred percent (100%) undivided interest in and to the Property free and clear of all liens, charges and encumbrances and is not subject to any right, claim or interest of any other person other than the Net Smelter Returns Royalty;

(w)

the Property is in good standing under the laws of the Province of British Columbia up to and including at least the respective expiry dates set forth in Schedule “A” hereto

(x)

the Property is free and clear of all liens, charges and encumbrances and is not subject to any right, claim or interest of any other person other than the Net Smelter Returns Royalty;

(y)

it has complied with all laws in effect in the Province of British Columbia with respect to the Property and such Property has been duly and properly staked and recorded in accordance with such laws and that the Optionee may enter in, under or upon the Property for all purposes of this Agreement without making any payment to, and without accounting to or obtaining the permission of, any other person other than any payment required to be made under this Agreement;

(z)

to the best of its knowledge and belief, there is no adverse claim or challenge against or to the ownership of or title to the Property, or any portion thereof nor is there any basis therefor and there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof or interest therein and no person has any royalty or interest whatsoever in production or profits from the Property or any portion thereof other than the Net Smelter Returns Royalty and the Property is not the whole or substantially the whole of its undertaking;  and

(aa)

the Underlying Agreement is in good standing and there is no adverse claim or challenge against or to the ownership of or title to the Underlying Agreement nor is there any basis therefor and there are no outstanding agreements or options to acquire or purchase the Underlying Agreement and the Optionor shall issue to the Underlying Optionors the shares of the Optionor required by subsection 3.2(b) of the Underlying Agreement.

a.3

The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement, are to be construed as both conditions and warranties and shall, regardless of any investigation which may have been made by or on behalf of any party as to the accuracy of such representations and warranties, survive the closing of the transaction contemplated hereby for a period of three years and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty contained in this Agreement, and each party shall be entitled, in addition to any other remedy to which it may be entitled, to set off any such loss, damage or costs suffered by it as a result of any such breach against any payment required to be made by it to any other party hereunder.

3.

OPTION

3.1

The Optionor hereby grants to the Optionee the sole and exclusive right and option to acquire a sixty percent (60%) interest in and to the Property, free and clear of all liens, charges, encumbrances, claims, rights or interest of any person other than the Net Smelter Returns Royalty.

3.2

The Option may be exercised by the Optionee:

(a)

paying to the Optionor $30,000 on or before the Approval Date;

(b)

paying to the Underlying Optionors the amounts set out in paragraphs 3.2(a)(iii) and (iv) of the Underlying Agreement by the dates set out in those paragraphs; and

(c)

incurring Expenditures of not less than $600,000 on or before July 15, 2007, of which Expenditures of not less than $200,000 must be incurred on or before July 15, 2006.

3.3

The parties agree that the minimum $200,000 in Expenditures to be incurred by the Optionee on or before July 15, 2006 is not optional and will be incurred by the Optionee as a firm commitment.  The parties further agree that the final payment of $50,000 due under paragraph 3.2(v) of the Underlying Agreement will be the sole responsibility of the Optionee, provided however that the Optionee has exercised the Option, and that the issuance of shares of the Optionor required by subsection 3.2(b) of the Underlying Agreement will be the sole responsibility of the Optionor.

4.

RIGHT OF ENTRY

4.1

Except as otherwise provided in this Agreement, until the Option is exercised or terminated in accordance with the terms of this Agreement, the Optionee, its servants and agents shall have the sole and exclusive right to:

(d)

enter in, under or upon the Property and conduct Mining Work;

(e)

exclusive and quiet possession of the Property;

(f)

bring upon the Property and to erect thereon such mining facilities as it may consider advisable; and

(g)

remove from the Property ore or mineral products for the purpose of bulk sampling, pilot plant or test operations.

5.

POWERS, DUTIES AND OBLIGATIONS OF THE OPTIONEE

5.1

The Optionee shall have full right, power and authority to do everything necessary or desirable to carry out an exploration program on the Property and to determine the manner of exploration and development of the Property and, without limiting the generality of the foregoing, the right, power and authority to:

(a)

regulate access to the Property, subject only to the right of the Optionor and its representatives to have access to the Property at all reasonable times for the purpose of inspecting work being done thereon but at their own risk and expense;

(b)

employ and engage such employees, agents and independent contractors as it may consider necessary or advisable to carry out its duties and obligations hereunder and in this connection to delegate any of its powers and rights to perform its duties and obligations hereunder;

(c)

execute all documents, deeds and instruments, do or cause to be done all such acts and things and give all such assurances as may be necessary to maintain good and valid title to the Property and the Optionor hereby irrevocably constitutes the Optionee its true and lawful attorney to give effect to the foregoing; and

(d)

conduct such title examinations and cure such title defects as may be advisable in the reasonable judgement of the Optionee.

5.2

The Optionee shall have the duties and obligations to:

(a)

keep the Property free and clear of all liens and encumbrances arising from its operations hereunder (except liens contested in good faith by the Optionee) and in good standing by the doing and filing, or payment in lieu thereof, of all necessary assessment work and payment of all taxes required to be paid and by the doing of all other acts and things and the making of all other payments required to be made which may be necessary in that regard;

(b)

permit the Optionor and its representatives, duly authorized by it, in writing, at their own risk and expense, access to the Property at all reasonable times and to all records prepared by the Optionee in connection with Mining Work;

(c)

provide the Optionor annually with a copy of all technical data and reports concerning the Property;

(d)

conduct all work on or with respect to the Property in accordance with current mining industry standards and in substantial compliance with the applicable laws of the Province of British Columbia and indemnify and save the Optionor harmless from any and all claims, suits or actions made or brought against the Optionor as a result of work done by the Optionee on or with respect to the Property; and

(e)

maintain true and correct books, accounts and records of operations hereunder

6.

VESTING OF INTEREST

6.1

Forthwith upon the Optionee exercising the Option by performing the requirements of Section 3.2, an undivided sixty percent (60%) interest in and to the Underlying Agreement shall vest, and shall be deemed for all purposes hereof to have vested, in the Optionee.

6.2

Upon exercise of the Option, the parties shall associate and shall be deemed to have associated themselves as a single purpose joint venture for the purpose exercising the Underlying Option and shall use their best efforts to settle the terms of and execute a joint venture agreement containing terms which are generally standard in the North American mining industry in addition to the specific terms outlined herein.

6.3

Buffalo shall be the operator of the Joint Venture for so long as it owns a not less than a 50% beneficial interest in the Underlying Agreement and, upon exercise of the Underlying Option, the Property.  Subject to Section 3.3 above, the parties shall incur all further payments and expenditures required in order to exercise the Underlying Option on a pro rata basis, failing which their interests will be diluted on a straight-line basis provided however that the Optionor will be solely responsible to issue to the Underlying Optionors the shares of the Optionor required by subsection 3.2(b) of the Underlying Agreement.  Upon exercise of the Option, for the purposes of determining dilution, Buffalo and Gitennes shall be deemed to have incurred Expenditures of $600,000 and $400,000, respectively.

7.

TERMINATION OF OPTION

a.1

In the event of default in the performance of the requirements of Section 3.1, then subject to the provisions of Sections 7.3 and 16.1 of this Agreement, the Option and this Agreement shall terminate.

a.2

The Optionee shall have the right to terminate this Agreement by giving 30 days written notice of such termination to the Optionor and upon the effective date of such termination this Agreement shall be of no further force and effect except the terminating party shall be required to satisfy any obligations which have accrued under the provisions of this Agreement which have not been satisfied.

a.3

Notwithstanding any other provisions of this Agreement, in the event of termination of this Agreement, the Optionee shall:

(a)

file or have filed sufficient assessment work to keep the Property in good standing for a period of not less than two years after the date of termination of this Agreement;

(b)

deliver to the Optionor all data, reports and samples pertaining to the Property;

(c)

perform or secure the performance of all reclamation and environmental rehabilitation as may be required by all applicable legislation; and

(d)

upon notice from the Optionor, remove all materials supplies and equipment from the Property, provided however, that the Optionor may retain or, at the cost of the Optionee, dispose of any such materials, supplies or equipment not removed from the Property within one hundred eighty (180) days of receipt of such notice by the Optionee.

8.

CONFIDENTIALITY

a.1

All information and data concerning or derived from the Mining Work shall be kept confidential and, except to the extent required by law or by regulation of any securities commission, stock exchange or other regulatory body, shall not be disclosed to any person other than its professional advisors, financial advisors or an Affiliate unless such persons have first executed a confidentiality agreement in favour of all parties or to any other person without the prior consent of all the parties, which consent shall not unreasonably be withheld.

a.2

The text of any news releases or other public statements which a party desires to make with respect to the Property shall be made available to the other party after the close of trading on any stock exchange on which the shares of the parties are listed prior to publication and the other party shall have the right to make suggestions for changes therein at any time prior to the opening of such stock exchange on the next business day.

9.

PARTITION AND RESTRICTIONS ON ALIENATION

9.1

No party shall transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer or alienate all or any portion of its interest or rights under this Agreement otherwise than in accordance with this Article 9.

9.2

Nothing in this Article 9 shall prevent:

(a)

a sale by any party of all of its interest or an assignment of all its rights under this Agreement to an Affiliate provided that such Affiliate first complies with the provisions of Section 9.10 hereof and agrees with the other party in writing to re-transfer such interest to the originally assigning party before ceasing to be an Affiliate of such party;

(b)

a variation in interests pursuant to Section 6.3 hereof; or

(c)

a disposition pursuant to an amalgamation or corporate reorganisation which will have the effect in law of the amalgamated or surviving company possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor company.

9.1

Any of the parties intending to dispose of all or any portion of its interest or rights under this Agreement (in this Article 9 called the “Offeror”) shall first give Notice in writing to the other party (in this Article 9 called the “Offeree”) of such intention together with the terms and conditions on which the Offeror intends to dispose of its interest or a portion thereof or rights under this Agreement.

9.2

If the Offeror receives any offer (the “Original Offer”) to dispose of all or any portion of its interest or rights under this Agreement which it intends to accept, the Offeror shall not accept the same unless and until the Offeror has first offered to sell such interest or rights to the Offeree on the same terms and conditions as in the offer received and the same has not been accepted by the Offeree in accordance with Section 9.6 hereof.

9.3

Any communication of an intention to sell pursuant to Section 9.3 or 9.4 hereof (the “Offer”) for the purposes of this Article 11 shall be in writing delivered in accordance with Article 12 hereof and shall:

(a)

set out in reasonable detail all of the terms and conditions of any intended sale;

(b)

if it is made pursuant to Section 9.4 hereof, include a photocopy of the Offer; and

(c)

if it is made pursuant to Section 9.5 hereof, clearly identify the offering party and include such information as is known by the Offeror about such offering party;

and such communication will be deemed to constitute an Offer by the Offeror to the Offeree to sell the Offeror’s interest or its rights (or a portion thereof as the case may be) under this Agreement to the Offeree on the terms and conditions set out in such Offer.  For greater certainly it is agreed and understood that any Offer hereunder shall deal only with the disposition of the interest or rights of the Offeror hereunder and not with any other interest, right or property of the Offeror and such disposition shall be expressed solely in monetary terms.  To the extent that some or all of the consideration contained in the Offer is comprised of non-cash consideration, the Parties shall use their best efforts to agree, within five (5) Business Days of delivery of such Offer pursuant to this Section 9.6, on the value of such non-cash consideration, failing which such non-cash consideration must be converted to cash consideration.

9.1

Any Offer made as contemplated in Section 9.5 hereof shall be open for acceptance by the Offeree for a period of thirty (30) Business Days from the date of receipt of the Offer by the Offeree.

9.2

If the Offeree accepts the Offer within the period provided for in Section 9.6 hereof, such acceptance shall constitute a binding agreement of purchase and sale between the Offeror and the Offeree for the interest or its rights (or a portion thereof as the case may be) under this Agreement on the terms and conditions set out in such Offer.

9.3

If the Offeree does not accept the Offer within the period provided for in Section 9.6 hereof or does accept but fails to close the transaction contemplated thereby within thirty (30) Business Days following receipt of such Offer, the Offeror may complete a sale of its interest or a portion thereof or rights under this Agreement on the terms and conditions not less favourable to the Offeror than those set out in the Offer and, in the case of an Original Offer, only to the party making the Original Offer to the Offeror and in any event such sale and purchase shall be completed within six (6) months from the expiration of the right of the Offerees to accept such Offer or the Offeror must again comply with provisions of this Article 9.

9.4

While any Offer is outstanding no other Offer may be made until the first mentioned Offer is disposed of and any sale resulting therefrom completed or abandoned in accordance with the provisions of this Article 9.

9.5

Before the completion of any sale by a party of its interest or rights or any portion thereof under this Agreement, the purchasing party shall enter into an agreement with the parties not selling on the same terms and conditions as set out in this Agreement.

9.6

In the event that an Offeror intends to transfer, convey, assign, mortgage or grant an option in respect or grant a right to purchase, or in any manner transfer or alienate less than all of its Percentage Interest and the Offeror is permitted under Section 9.8 to complete such disposition, the Offeror and the person making the original Offer shall deliver to the Offeree, prior to the completion of such disposition, an acknowledgement:

(a)

by the person making the Original Offer that it agrees to be bound by all of the provisions of this Agreement as if it were an original signatory to this Agreement;

(b)

by the Offeror that it shall not be released from any duties or obligations under this Agreement; and

(c)

that the person making the Original Offer shall be bound by and shall abide by any decision of the management committee of the Joint Venture, if established,, subject to any right it may have inter se with the Offeror respecting its right to elect not to contribute to a program.

9.12

Each party agrees that its failure to comply with the restrictions set out in this Article 9 would constitute an injury and result in damage to the other parties impossible to measure monetarily and, in the event of any such failure, the other parties shall, in addition and without prejudice to any other rights and remedies at law or in equity, be entitled to injunctive relief restraining or enjoining any sale of any interest or rights under this Agreement save in accordance with the provisions of this Article 9 and any party intending to make a sale or making a sale contrary to the provisions of this Article 9 hereby waives any defence it might have in law to such injunctive relief.

10.

AREA OF INTEREST

a.1

If at any time the Optionee stakes or otherwise acquires, directly or indirectly, any Acquired Rights, the Acquired Rights shall form part of the Property for purposes of this Agreement.

a.2

If at any time the Optionor stakes or otherwise acquires, directly or indirectly, any Acquired Rights, then the Optionor shall forthwith give notice to the Optionee of that staking or acquisition, the cost thereof and all details in possession of any party with respect to the nature of the Acquired Rights and the known mineralization.

a.3

The Optionee may, within 30 days of receipt of the Optionor’s notice, elect, by notice to the Optionor, to require that the Acquired Rights and the right or interest acquired be included in and thereafter form part of the Property for all purposes of this Agreement.

a.4

If the Optionee does not make the election aforesaid within the period of 30 days, the Acquired Rights shall not form part of the Property and the Optionor shall be solely entitled thereto.

a.5

If the Optionee makes the election aforesaid, the Optionor’s costs of or incidental to the staking or acquiring of the Acquired Rights shall be reimbursed by the Optionee.

11.

FORCE MAJEURE

11.1

Notwithstanding anything herein contained to the contrary, if any party is prevented from or delayed in performing any obligation under this Agreement, and such failure is occasioned by any cause beyond its reasonable control, excluding only lack of finances, then, subject to Section 11.2, the time for the observance of the condition or performance of the obligation in question shall be extended for a period equivalent to the total period the cause of the prevention or delay persist or remains in effect regardless of the length of such total period.

11.2

Any party claiming suspension of its obligations as aforesaid shall promptly notify the other party to that effect and shall take all reasonable steps to remove or remedy the cause and effect of the force majeure described in the said notice insofar as it is reasonably able so to do and as soon as possible; provided that the terms of settlement of any labour disturbance or dispute, strike or lockout shall be wholly in the discretion of the party claiming suspension of its obligations by reason thereof, and that arty shall not be required to accede to the demands of its opponents in any such labour disturbance or dispute, strike, or lockout solely to remedy or remove the force majeure thereby constituted.

11.3

The extension of time for the observance of conditions or performance of obligations as a result of force majeure shall not relieve the Operator from its obligations to keep the Property in good standing.

12.

NOTICE

12.1

Every notice shall be in writing and shall be given by the delivery of same or by mailing same by prepaid registered or certified mail or by sending same by telegram, telex, telecommunication or other similar form of communication, in each case addressed to the intended recipient at the address of the respective party set out on the first page hereof or, if by facsimile, to Gitennes at 604-682-7903 or to Buffalo at 604-685-6940.

12.2

A notice given in accordance with Section 12.1 will be treated as having been received:

(a)

if it is delivered before 5:00 p.m. on a Business Day, at the time of delivery otherwise at 9:00 a.m. on the next following Business Day;

(b)

on the third Business Day (or seventh Business Day if sent overseas) after posting, except in the event of disruption of the postal service in which event notice or invoice, as the case may be, will be deemed to be received only when actually received; and

(c)

if sent by facsimile, upon production of a correct and complete transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient notified for the purposes of this paragraph (but if the communication is not completed by 5:00 p.m. on a Business Day, otherwise at 9:00 a.m. on the next following Business Day).

12.1

Any party may, at any time, give notice in writing to the others of any change of address, and from and after the giving of such notice, the address therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

13.

WAIVER

13.1

No waiver of any breach of this Agreement shall be binding unless evidenced in writing executed by the party against whom waiver is claimed.  Any waiver shall extend only to the particular breach so waived and shall not limit any rights with respect to any future breach.

14.

AMENDMENTS

14.1

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express as implied, statutory or otherwise between the parties as any of them with respect to the subject matter hereof.  An amendment or variation of this Agreement shall only be binding upon a party if evidenced in writing executed by that party.

15.

DEFAULT

15.1

If a party (the “Defaulting Party”) is in default of any requirement herein set forth, the party affected by such default (the “Non-Defaulting Party”) shall give written notice to the other party within ten (10) Business Days of becoming aware of such default, specifying the default, and the Defaulting Party shall not lose any rights under this Agreement, nor shall the Agreement or the Option terminate, nor shall the Non-Defaulting Party have any rights, remedies or cause of action pursuant to this Agreement, or otherwise hereunder as a result of such default, unless within ten (10) Business Days after giving of notice of default by the Non-Defaulting Party, the Defaulting Party has failed to cure the default by the appropriate performance, and if the Defaulting Party fails within such period to cure such default, the Non-Defaulting Party shall only then be entitled to seek any remedy it may have on account of such default.

16.

SEVERABILITY

16.1

If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

17.

FURTHER ASSURANCES

17.1

Each party must do, sign, execute and deliver and must ensure that each of its employees and agents does, signs, executes and delivers all deeds, documents, instruments and acts reasonably required of it or them by notice from another party effectively to carry out and give full effect to this Agreement and the rights and obligations of the parties under it.

18.

TIME OF ESSENCE

18.1

Time is of the essence of this Agreement.

19.

ENTIRE AGREEMENT

19.1

This Agreement constitutes and contains the entire agreement and understanding between the parties and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties or any of them with respect to the subject matter hereof.

20.

OPTION ONLY

20.1

This Agreement provides for an option only, and except as specifically provided otherwise, nothing herein contained shall be construed as obligating the Optionee to do any acts or make any payments and the doing of any acts or making of any payments as shall be done or made hereunder shall not be construed as obligating the Optionee to do any further act or make any further payment.

21.

CONDITION PRECEDENT

21.1

The obligations of the Optionee under this Agreement are first subject to the acceptance for filing of this Agreement on behalf of the Optionee by the Exchange prior to June 30, 2005.  The condition precedent contained in this Section 21.1 hereof is for the sole benefit of the Optionee and may be waived, in whole or in part, by the Optionee at any time and from time to time.

22.

GOVERNING LAW AND ATTORNMENT

22.1

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the parties hereby irrevocably attorn to the jurisdiction of the courts thereof.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

GITENNES EXPLORATION INC.

BUFFALO GOLD LTD.

Per:

Per:

Authorized Signatory

Authorized Signatory

Schedule "A"

This is Schedule “A” to that certain Option Agreement between Gitennes Exploration Inc. and Buffalo Gold Ltd. made as of the 15th day of April 2005.

PROPERTY DESCRIPTION

The Property is comprised of six claims all located within the Omineca Mining Division, Province of British Columbia more particularly described as follows:

Claim Name	Tenure Number	Number of Units	Expiry Date
Red 011	394012	20	December 31, 2014
Red 012	391065	9	December 31, 2014
Red 013	391066	18	December 31, 2014
Amber 1	411619	16	December 31, 2014
Amber 2	411620	20	December 31, 2014
Amber 3	411621	20	December 31, 2014

Exhibit 4.P

PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 3rd day of September, 2004.

AMONG:

D. L. COOKE AND ASSOCIATES LTD., of 16331 - 59 Avenue, Surrey, British Columbia V3S 1J9, DAVID L. COOKE of 16331 - 59 Avenue, Surrey, British Columbia V3S 1J9 and S & P CAPITAL CORP. of 525 - 999 West Hastings Street, Vancouver, British Columbia V6C 2W2

(the "Optionors")

AND

GITENNES EXPLORATION INC., a corporation incorporated under the laws of the Province of Ontario and having offices at  Suite 2390, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9

(the "Optionee")

WHEREAS

A.

The Optionors entered into the Omineca Syndicate Exploration Limited Partnership Agreement made as of March 2001, a copy of which is attached as Schedule "C" hereto;

B.

The Optionors are the beneficial owners of a 100% interest in and to the Property (as hereinafter defined),which is legally registered in the name of  David L. Cooke;

C.

The Optionors wish to grant and the Optionee wishes to acquire the right to earn an undivided 100% interest in and to the Property on the terms and subject to the conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual promises, covenants, conditions, representations and warranties contained herein, the parties agree as follows:

1.

INTERPRETATION

1.1

For the purposes of this Agreement, including the recitals and any schedules hereto, unless there is something in the subject matter of context inconsistent therewith, the following words and expressions shall have the following meanings:

"Acquired Rights" means any right to or interest in any mining claims, licence, lease, grant, concession, permit, patent, or other mineral property or surface rights or water rights located wholly or partly within the Area of Interest;

"Agreement" means this Agreement, as amended from time to time;

“Area of Interest" means the area within two kilometres from the boundary of the existing Property;

"Commercial Production" means the operation of the Property or any portion thereof as a producing mine and the production of mineral products therefrom, excluding bulk sampling, pilot plant or test operations;

"Expenditures" mean all cash, expenses, obligations and liabilities, other than for personal injury or property damage, of whatever kind or nature spent or incurred directly or indirectly in connection with mineral exploration in respect of the Property;

"Mining Work" means every kind of work done on or in respect of the Property or any part thereof, or the products therefrom by or under the direction of or on behalf of or for the benefit of a party and, without limiting the generality of the foregoing, includes assessment work, geophysical, geochemical and geological surveying, studies and mapping, investigating, drilling, designing, examining, equipping, improving, surveying, shaft sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, mineral products, ores, metals and concentrates, surveying and bringing any mineral claims or other interests to lease or patent, reporting and all other work usually considered to be prospecting, exploration, development and mining work;

"Net Smelter Returns Royalty" or "NSR Royalty" means that charge on proceeds from Commercial Production as described in Schedule "B" hereto;

"Option" means the option granted by the Optionors to the Optionee under section 3 of this Agreement;

"Property" means the Property described in Schedule "A" hereto, and any part or parts thereof, together with the surface rights, mineral rights, personal property and permits associated therewith, and shall include any renewal thereof and any other form of successor or substitute title thereto; and

“TSX” means Toronto Stock Exchange.

1.2

In this Agreement, all dollar amounts are expressed in lawful currency of Canada, unless specifically provided to the contrary.

1.3

The titles to the respective articles hereof shall not be deemed to be a part of this Agreement but shall be regarded as having been used for convenience only.

1.4

Words used herein importing the singular number shall include the plural, and vice-versa, and words importing the masculine gender shall include the feminine and neuter genders, and vice-versa, and words importing persons shall include firms, partnerships and corporations.

2.

REPRESENTATIONS AND WARRANTIES

2.1

The Optionee represents and warrants to the Optionors that:

(a)

it is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of the Province of Ontario and is qualified to do business and to hold an interest in the Property;

(b)

it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder;

(c)

it has duly obtained all authorizations for the execution, delivery, and performance of this Agreement, and such execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating or initiating documents or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable laws; and

(d)

this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms.

2.2

Each of the Optionors represent and warrant to the Optionee that:

(a)

this Agreement has been duly executed and delivered by them and is valid and binding upon them in accordance with its terms;

(b)

the Optionors own and possess and have good and marketable title to the Property free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever and, without limiting the generality of the foregoing, the Optionors have not entered into and there are not any agreements or options to grant or convey any interest in the Property or to pay any royalties with respect to the Property;

(c)

the claims comprised in the Property have been duly and validly staked, located and recorded pursuant to all applicable laws and regulations in the Province of British Columbia and are in good standing and the information in Schedule “A” is accurate and no person has protested and to the best of the Optionors' knowledge there is no basis for protesting the recording of any such claims;

(d)

there are not any suits, actions, prosecutions, investigations or proceedings, actual, pending or threatened, against or affecting the Optionors or that relate to or have an adverse effect on the Property;

(e)

all taxes, rates or other levies of every nature and kind heretofore levied against the Property have been fully paid and satisfied;

(f)

the Optionors are not non-residents for the purposes of Section 116 of the Income Tax Act (Canada);

(g)

to the best of their knowledge and belief, there is no adverse claim or challenge against or to the ownership of or title to the Property, or any portion thereof nor is there any basis therefor and there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof or interest therein and no person has any royalty or interest whatsoever in production or profits from the Property or any portion thereof;

(h)

to the best of their knowledge and belief, there has been no material spill, discharge, leak, emission, ejection, escape, dumping, or any release or threatened release of any kind, of any toxic or hazardous substance or waste (as defined by any applicable law) from, on in or under the Property or into the environment, except releases permitted or otherwise authorized by such law;

(i)

to the best of their knowledge and belief, no toxic or hazardous substance or waste has been disposed of or is located on the Property as a result of activities of the Optionors or their predecessors in interest;

(j)

to the best of their knowledge and belief, no toxic or hazardous substance or waste has been treated on or is now stored on the Property;

(k)

the Optionors have made available to the Optionee all of the documents in their possession pertaining to the Property;

(l)

in the case of D.L. Cooke and Associates Ltd. and S & P Capital Corp., they are companies duly incorporated, validly subsisting and are qualified to do business and to hold an interest in the Property and have full power and authority to carry on their business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of their obligations and duties hereunder; and

(m)

in the case of D.L. Cooke and Associates Ltd. and S & P Capital Corp., they have duly obtained all authorizations for the execution, delivery, and performance of this Agreement, and such execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of their constating or initiating documents or any indenture, agreement or other instrument whatsoever to which they are a party or by which they are bound or to which they may be subject and will not contravene any applicable laws.

2.3

The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement, are to be construed as both conditions and warranties and shall, regardless of any investigation which may have been made by or on behalf of any party as to the accuracy of such representations and warranties, survive the closing of the transaction contemplated hereby for a period of three years and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty contained in this Agreement, and each party shall be entitled, in addition to any other remedy to which it may be entitled, to set off any such loss, damage or costs suffered by it as a result of any such breach against any payment required to be made by it to any other party hereunder.

3.

OPTION

3.1

Subject to the Net Smelter Returns Royalty, the Optionors hereby grant to the Optionee, the sole and exclusive right and "Option" to acquire an undivided 100% interest in and to the Property free and clear of all liens, charges, encumbrances, claims, rights or interest of any person.

3.2

The Option may be exercised by:

(a)

making aggregate cash payments to the Optionors of $200,000 as follows:

(i)

within 15 days of the Optionee obtaining all necessary approvals from regulatory authorities - $20,000;

(ii)

on or before July 15, 2005 - $30,000;

(iii)

on or before July 15, 2006 - $50,000;

(iv)

on or before July 15, 2007 - $50,000; and

(v)

on or before July 15, 2008 - $50,000;

(b)

issuing to the Optionors an aggregate of 250,000 common shares in the capital of the Optionee as follows:

(i)

within 15 days of the Optionee obtaining all necessary approvals from regulatory authorities - 50,000;

(ii)

on or before July 15, 2005 - 50,000;

(iii)

on or before July 15, 2006 - 50,000;

(iv)

on or before July 15, 2007 - 50,000; and

(v)

on or before July 15, 2008 - 50,000;

(c)

incurring aggregate Expenditures of $2,000,000 as follows:

(i)

on or before June 11, 2005 - $100,000;

(ii)

on or before July 15, 2006 - $300,000;

(iii)

on or before July 15, 2007 - $600,000;

(iv)

on or before July 15, 2008 - $1,000,000;

(v)

on or before July 15, 2009 - $1,500,000; and

(vi)

on or before July 10, 2010 - $2,000,000;

The payment of $20,000 pursuant to subsection 3.2(a)(i), the issuance of 50,000 common shares of the Optionors pursuant to subsection 3.2(b)(i) and the Expenditures of $100,000 pursuant to subsection 3.2(c)(i) are firm commitments of the Optionee.  All other payments, issuances of shares and incurring Expenditures are optional.

3.3

The Optionee acknowledges that upon commencement of Commercial Production, the Property will be subject to the Net Smelter Returns Royalty.

3.4

The Optionors hereby authorize and direct the Optionee: (i) to make all cash payments payable to the Optionors pursuant to subsection 3.2(a) to David L. Cooke, and (ii)  to make all issuances of shares issuable to the Optionors pursuant to subsection 3.2(b) equally to David L. Cooke and S & P Capital Corp.

4.

RIGHT OF ENTRY

4.1

Except as otherwise provided in this Agreement, until the Option is exercised or terminated in accordance with the terms of this Agreement, the Optionee, its servants and agents shall have the sole and exclusive right to:

(a)

enter in, under or upon the Property and conduct Mining Work;

(b)

exclusive and quiet possession of the Property;

(c)

bring upon the Property and to erect thereon such mining facilities as it may consider advisable; and

(d)

remove from the Property ore or mineral products for the purpose of bulk sampling, pilot plant or test operations.

5.

POWERS, DUTIES AND OBLIGATIONS OF THE OPTIONEE

5.1

The Optionee shall have full right, power and authority to do everything necessary or desirable to carry out exploration programs or Commercial Production on the Property and to determine the manner of exploration and development of the Property and, without limiting the generality of the foregoing, the right, power and authority to:

(a)

regulate access to the Property, subject only to the right of the Optionors and their representatives to have access to the Property at all reasonable times for the purpose of inspecting work being done thereon but at its own risk and expense;

(b)

employ and engage such employees, agents and independent contractors as it may consider necessary or advisable to carry out its duties and obligations hereunder and in this connection to delegate any of its powers and rights to perform its duties and obligations hereunder;

(c)

execute all documents, deeds and instruments, do or cause to be done all such acts and things and give all such assurances as may be necessary to maintain good and valid title to the Property and the Optionors hereby irrevocably constitute the Optionee their true and lawful attorney to give effect to the foregoing;

(d)

conduct such title examinations and cure such title defects as may be advisable in the reasonable judgement of the Optionee.

5.2

The Optionee shall have the following duties and obligations:

(a)

to keep the Property free and clear of all liens and encumbrances arising from its operations hereunder (except liens contested in good faith by the Optionee) and in good standing by the doing and filing, or payment in lieu thereof, of all necessary assessment work and, where possible, by filing all applicable work done on the Property as assessment work, and payment of all taxes required to be paid and by the doing of all other acts and things and the making of all other payments required to be made which may be necessary in that regard;

(b)

to permit the Optionors and their representatives, duly authorized by them, in writing, at their own risk and expense, access to the Property at all reasonable times and to all records prepared by the Optionee in connection with Mining Work;

(c)

to provide the Optionors annually with a copy of all technical data and reports concerning the Property;

(d)

to conduct all work on or with respect to the Property in accordance with current mining industry standards and the applicable laws of the Province of British Columbia and indemnify and save the Optionors harmless from any and all claims, suits or actions made or brought against the Optionors as a result of work done by the Optionee on or with respect to the Property; and

(e)

to maintain true and correct books, accounts and records of operations hereunder.

6.

VESTING OF INTEREST

6.1

Forthwith upon the Optionee exercising the Option by performing the requirements of subsection 3.2 hereof, an undivided 100% interest in and to the Property shall vest, and shall be deemed for all purposes hereof to have vested, in the Optionee.

6.2

The Optionors covenant and agree to, on or before 10 days following the date hereof, deliver to the Optionee a recordable transfer or transfers, or such other instrument as may be required, of an undivided 100% interest in and to the Property, in the name of the Optionee, and the Optionee shall be entitled forthwith to record such transfer documents with the Minerals Title Branch, Ministry of Energy and Mines, Government of British Columbia, but shall hold such interest in the Property pursuant to the terms of this Agreement.

6.3

The Optionors covenant and agree that, except in accordance with Article 9 hereof, until the Option is exercised or terminated in accordance with the terms of this Agreement, they shall not sell, assign, transfer, convey, mortgage, grant an option in respect of, or grant a right to purchase or in any manner whatsoever transfer, alienate or otherwise dispose of, all or any part of their interest in and to the Property except as provided in this Agreement.

6.4

Upon the Optionee exercising the Option, the Optionors shall be entitled to a 1 1/2% Net Smelter Returns Royalty payable from the proceeds of Commercial Production on the Property.  Any and all Net Smelter Returns Royalty payments to the Optionors hereunder shall be made pursuant to the payment requirements of Schedule "B" hereto.  The Net Smelter Returns Royalty is subject to the following terms and conditions:

(a)

it shall not be payable in respect of any Acquired Rights which are subject to a royalty payable to an arm's length third party; and

(b)

the maximum Net Smelter Returns Royalty will not exceed $12,000,000.

The Optionors hereby authorize and direct the Optionee to make all Net Smelter Returns Royalty payments payable equally to David L. Cooke and S & P Capital Corp.

6.5

Subject to the limitations set out in subsection 6.6, the parties hereto agree that the nature of interest created herein shall be considered an interest in the Property to the extent necessary to allow the Optionors, at their expense, to register or record notice from time to time of this Agreement, and any caution or other title document registered against the title to the Property, and the Optionee shall cooperate with such registration or recording and provide its written consent or signature to any documents or things necessary to accomplish such registration or recording or otherwise to protect the interests of the Optionors hereunder.

6.6

Notwithstanding subsection 6.5, the parties hereto agree that, with the exception of the rights provided in subsection 6.5, the Optionors shall not have any property rights in the Property and, without limiting the generality of the foregoing:

(a)

all decisions concerning methods, the extent, times, procedures and techniques of any exploration, development, mining, processing, extraction treatment, if any, and the materials to be introduced into the Property or produced therefrom, shall be made by the Optionee, in its absolute and unfettered discretion, acting in its own best commercial interest;

(b)

all decisions concerning the sale or other disposition of Subject Minerals shall be made by the Optionee in its absolute and unfettered discretion, acting in its own best commercial interest;

(c)

all decisions concerning granting a security interest in the Optionee's interest in the Property or disposing of all or any part of such interest, or otherwise dealing with such interest shall be made by the Optionee in its absolute and unfettered discretion, acting in its own best commercial interest.

7.

TERMINATION OF OPTION

7.1

In the event of default in the performance of the requirements of subsection 3.2, then subject to the provisions of subsections 7.3 and 16.1 of this Agreement, the Option and this Agreement shall terminate.

7.2

The Optionee shall have the right to terminate this Agreement at any time by giving written notice of such termination to the Optionors.  This Agreement shall terminate on the date the Optionors are deemed to have received such notice, pursuant to subsection 12.2.  Upon such termination, this Agreement shall be of no further force and effect except that the Optionee shall be required to make any payments or share issuances due and owing at the time the notice of termination is received by the Optionors.

7.3

Notwithstanding any other provisions of this Agreement, in the event of termination of this Agreement, the Optionee shall:

(a)

re-transfer the Property to David L. Cooke on behalf of the Optionors free and clear of all liens and encumbrances resulting from activities carried out by the Optionee, including the recording of all necessary transfer documents with the Ministry of Energy and Mines for the Province of British Columbia, within 10 business days of the termination;

(b)

have the right and obligation to remove from the Property within 180 days of the effective date of such termination, all equipment erected, installed or brought upon the Property by or at the instance of the Optionee;

(c)

file or have filed sufficient assessment work to keep the Property in good standing for a period of not less than two years after the date of termination of this Agreement; and

(d)

complete any and all restoration or reclamation work on the Property related to any Mining Work carried out on the Property by the Optionee, as required under current provincial legislation in British Columbia or federal legislation applicable to British Columbia, or as may be ordered by any competent provincial or federal regulatory body or governmental agency within British Columbia.

8.

CONFIDENTIALITY

8.1

The parties shall keep all information regarding Mining Work confidential from other persons, except for such disclosure as may be required by law, securities regulatory bodies, or stock exchanges governing one or more of the parties.

9.

RESTRICTIONS ON ALIENATION AND FIRST RIGHT OF REFUSAL

9.1

If at any time any of the Optionors (the "Selling Optionor") wish or seek to sell, assign, transfer, convey or otherwise dispose of all or any portion of their interest in the Net Smelter Returns Royalty (the "Offered Interest"), the Optionee shall be entitled to a right of first refusal in respect thereof.

9.2

The Optionee shall be entitled to acquire all but not part of the Offered Interest sought to be sold, assigned, transferred, conveyed or otherwise disposed of within 30 days (the "Acceptance Period") after receiving written notice (the "Offering Notice") of any bona fide cash offer received by an Optionor from a third party who stands in a strictly arm's-length relationship to the Optionor (the "Third

Party Offer").  If the consideration for the intended transfer is, in whole or in part, other than cash, the Offering Notice shall describe such consideration and its monetary equivalent based upon the fair market value of the non-cash consideration stated in terms of cash or currency, together with information sufficient to establish the basis for such equivalence.  The Optionee shall be entitled to acquire such Offered Interest on the same terms as contained in the Third Party Offer and a copy of the Third Party Offer shall accompany the Offering Notice.

9.3

If the Optionee does not within the Acceptance Period advise the Selling Optionor that it is willing to purchase such Offered Interest at the same price and on substantially the same terms as are specified in the Offering Notice, the Selling Optionor may, at any time within 90 days (hereinafter in this subsection called the "Second Acceptance Period") after the expiry of the Acceptance Period, sell, assign, transfer, convey or otherwise dispose of the same to the third party at the price and upon the terms referred to in the Offering Notice.

9.4

In the event the Selling Optionor does not so sell, assign, transfer, convey or otherwise dispose of such Offered Interest within the Second Acceptance Period, the provisions of this subsection shall apply to any subsequent sale or offer for sale by the Optionors.

9.5

Before the completion of any sale or other disposition by the Optionors of their Offered Interest, the Optionors shall require the proposed acquiring party to enter into an agreement with the Optionee on the same terms and conditions as set out in this Agreement.

10.

TRANSFER OF INTEREST BY OPTIONEE

10.1

The Optionee shall, at any time, and from time to time, have the right to transfer to any third party all or any part of its interest in this Agreement.

11.

AREA OF INTEREST

11.1

If at any time the Optionee stakes or otherwise acquires, directly or indirectly, any Acquired Rights, the Acquired Rights shall form part of the Property for purposes of this Agreement, provided that if the Acquired Rights are subject to any royalty, then the Acquired Rights shall not form part of the Property for purposes of this Agreement and no royalty shall be payable to the Optionors in respect of such Acquired Rights.  The Optionee may, upon 30 days written notice to the Optionors, abandon or allow the Acquired Rights to lapse and shall be under no obligation to the Optionee in respect of such abandonment or lapse.

11.2

If at any time any of the Optionors stake or otherwise acquire, directly or indirectly, any Acquired Rights, then that Optionor or Optionors (the "Acquiring Optionor") shall forthwith give notice to the Optionee of that staking or acquisition, the cost thereof and all details in possession of any party with respect to the nature of the Acquired Rights and the known mineralization.

11.3

The Optionee may, within 30 days of receipt of the Acquiring Optionor's notice, elect, by notice to the Acquiring Optionor, to require that the Acquired Rights and the right or interest acquired be included in and thereafter form part of the Property for all purposes of this Agreement.

11.4

If the Optionee does not make the election aforesaid within that period of 30 days, the Acquired Rights shall not form part of the Property and the Acquiring Optionor shall be solely entitled thereto.

11.5

If the Optionee makes the election aforesaid, the Acquiring Optionor's costs of or incidental to the staking or acquiring of the Acquired Rights shall be reimbursed by the Optionee.

12.

NOTICE

12.1

Any notice, direction, or other instrument required or permitted to be given under this Agreement shall be in writing and shall be given by the delivery of same or by mailing same by prepaid registered or certified mail or by sending same by facsimile or other similar form of communication, in each case addressed to the intended recipient at the address of the respective party set out on the first page hereof.

12.2

Any notice, direction, or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by facsimile or other similar form of communication, be deemed to have been given and received on the day it was actually received.

12.3

Any party may at any time give notice in writing to the others of any change of address, and from and after the giving of such notice, the address therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

13.

FURTHER ASSURANCES

13.1

Each of the parties covenants and agrees, from time to time and at all times, to do all such further acts and execute and deliver all such further deeds, documents and assurances as may be reasonably required in order to fully perform and carry out the terms and intent of this Agreement.

14.

TIME OF THE ESSENCE

14.1

Time shall be of the essence in the performance of this Agreement.

15.

ENUREMENT

15.1

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

16.

FORCE MAJEURE

16.1

No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its reasonable control (except those caused by its own lack of funds) including, but not limited to, act of God, fire, storm, flood, explosion, strike, lockout or other industrial disturbance, actions taken by or on behalf of First Nations persons pursuant to the assertion of land claims, act of public enemy, war, riot, law, rule and regulation or order of any duly constituted governmental authority, or unavailability of materials or transportation (each an "Intervening Event").

16.2

All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

16.3

A party relying on the provisions of subsection 16.1 hereof, insofar as possible, shall promptly give written notice to the other party of the particulars of the Intervening Event, shall give written notice to all other parties as soon as the Intervening Event ceases to exist, shall take all reasonable steps to eliminate any Intervening Event and will perform its obligations under this Agreement as far as practicable, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

17.

DEFAULT

17.1

If a party is in default of any requirement herein set forth (the "Defaulting Party"), the party affected by such default (the "Non-Defaulting Party"), shall give written notice to the other party within thirty (30) days of becoming aware of such default, specifying the default, and the Defaulting Party shall not lose any rights, remedies or cause of action pursuant to this Agreement, or otherwise hereunder as a result of such default, unless within thirty (30) days after the giving of notice of default by the Non-Defaulting Party, the Defaulting Party has failed to cure the default by the appropriate performance, and if the Defaulting Party fails within such period to cure such default, the Non-Defaulting Party shall only then be entitled to seek any remedy it may have on account of such default.

18.

SEVERABILITY

18.1

If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

19.

AMENDMENT

19.1

This Agreement may not be changed orally but only by an agreement in writing, signed by the party against which enforcement, waiver, change, modification or discharge is sought.

20.

ENTIRE AGREEMENT

20.1

This Agreement constitutes and contains the entire agreement and understanding between the parties and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties or any of them with respect to the subject matter hereof.

21.

OPTION ONLY

21.1

This Agreement provides for an option only, and except as specifically provided otherwise, nothing herein contained shall be construed as obligating the Optionee to do any acts or make any payments hereunder and any act or acts or payment or payments as shall be made hereunder shall not be construed as obligating the Optionee to do any further act or make any further payment.

22.

GOVERNING LAW

22.1

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

IN WITNESS WHEREOF the parties hereto have duly executed this agreement as of the date first above written.

GITENNES EXPLORATION INC.

By:

Jerry D. Blackwell, President

D.L. COOKE AND ASSOCIATES LTD.

By:

David L. Cooke

S & P CAPITAL CORP.

By:

SIGNED, SEALED AND DELIVERED

)

In the Presence of

)

)

)

)

DAVID L. COOKE

)

SCHEDULE "A"

To that Property Option Agreement dated September 3rd, 2004

between D.L. COOKE AND ASSOCIATES LTD., DAVID L. COOKE and

S & P CAPITAL CORP. and GITENNES EXPLORATION INC.

LIST OF PROPERTIES

The property is referred to as the Red Property (3 claims totaling 47 Units).  It is situated in northern central British Columbia, Canada. All claims are situated on Map Sheet NTS 94D/09W. The approximate centre of the property is located at latitude 560 440 North and longitude 1260 190 West.

All claims are registered in the name of David L. Cooke, Owner Number (FMC) 105390 .

Red Group

Claim Number	Tenure Number	Claim Units	Mining Division	Expiry Date
Red 011	384012	20	Omineca	13-02-2009
Red 012	391065	9	Omineca	29-11-2005
Red 013	391066	18	Omineca	29-11-2005

SCHEDULE "B"

To that Property Option Agreement dated September 3rd,  2004 between D.L. COOKE AND ASSOCIATES LTD., DAVID L. COOKE and

S & P CAPITAL CORP. and GITENNES EXPLORATION INC.

DEFINITIONS, CALCULATIONS AND PAYMENT OF

NET SMELTER RETURNS ROYALTY

1.

DEFINITIONS

Unless otherwise set forth, all capitalized terms used in this Schedule shall have the meaning ascribed to them in the Agreement:

"Allowable Taxes"	shall mean production taxes, severance taxes, and sales, privilege and other taxes (excepting income taxes) imposed, levied, assessed, or measured by or on the value of production of Subject Minerals.
"Allowable Transportation Costs"

shall mean the actual costs of transportation of Subject Minerals from the mine site to a mill or processing facility and from a mill or processing facility to the point of sale (including, without limitation, packaging, freight, insurance, transportation taxes, handling, port, demurrage, delay, and forwarding expenses incurred by reason of or in the course of such transportation).

"Calendar Quarter"	means each three-month period ending March 31st, June 30th, September 30th and December 31st of each calendar year.
"Mineral Price Quotation"

for Subject Minerals means the final sale price as quoted on the London Metals Exchange, as published in Metals Week or a similar publication.  If publication of the final quotation on the London Metals Exchange shall be discontinued, the parties shall select a comparable commodity quotation for purposes of calculating the Net Smelter Returns.  If such selection has not been completed prior to the end of the calendar month following the month in which the quotation is discontinued, the average quotation for the calendar month in which the quotation is discontinued shall be used on an interim basis pending such selection.

"Net Smelter Returns" or "NSR"

for a Calendar Quarter in respect of all of the Subject Minerals means the sum of (i) for each of the Subject Minerals, the average Mineral Price Quotation for the Subject Minerals for a Calendar Quarter multiplied by the total number of  appropriate units of measurement of the Subject Minerals beneficiated by the Payor or credited by the smelter, refiner or other bona fide purchaser to the Payor during that Calendar Quarter; less (ii) the deductions, adjustments and credits set forth in Section 3 hereof.

"Payor"	means the Party or its successor or assign that produces and sells Subject Minerals from which the Royalty Holder is entitled to a Royalty, as provided in the Agreement.
"Property"	shall mean the property as defined in the Agreement.

"Royalty"	means the amount determined in accordance with Section 2 hereof.
"Royalty Holder"	means the Party or its successors or assigns that becomes entitled to a Royalty as provided in the Agreement.
"Subject Minerals"	shall mean all metals, minerals, ores, or concentrates in whatever form, found in or on the Property.

2,

RESERVATION OF ROYALTY

The Royalty Holder shall be entitled to receive and the Payor shall pay, a royalty of 1 ½% (the "Royalty") based on Net Smelter Returns for all Subject Minerals.

3.

DEDUCTIONS

In calculating the Royalty, the Payor shall be entitled to deduct the following costs, to the extent incurred and borne by the Payor in respect of Subject Minerals which are sold:

(a)

all custom milling, smelting, minting and refining costs, treatment charges and penalties including, but without being limited to, metal losses and penalties for impurities as well as any costs for weighing, sampling and assaying of Subject Minerals in preparation for shipment to a smelter, refinery or purchaser;

(b)

Allowable Transportation Costs;

(c)

all sampling, assaying and representation charges in connection with sampling and assaying carried out after the Subject Minerals have left the Property;

(d)

all costs and expenses of marketing the Subject Minerals; and

(e)

Allowable Taxes.

4.

ARM’S LENGTH PROVISION

If smelting and/or refining are carried out in facilities owned or controlled by the Payor, charges, costs and penalties for such operations, including transportation, shall mean the amount that the Payor would have incurred if such operations were carried out at facilities not owned or controlled by the Payor then offering similar custom services for comparable products on prevailing terms.

5.

PAYMENT OF THE ROYALTY

All Royalty payments or provisional royalty payments will be payable on or before the 45th day following each Calendar Quarter.  A statement, showing in reasonable detail the calculation of the payment, shall accompany each such quarterly payment to the Royalty Holder.  Each such quarterly payment shall be subject to adjustment as provided below in the next quarterly payment or when the final report for the year is issued as specified below.

6.

PROVISIONAL PAYMENTS

If any Royalty becomes due and payable to the Royalty Holder prior to the Payor’s final estimates of the total amount payable, then the Payor shall pay the Royalty Holder a provisional royalty payment using the Payor’s then current estimates of the amount payable for Minerals produced during the Calendar Quarter.

7.

ANNUAL FINAL REPORT

Within 90 days after the end of each calendar year, the Payor shall deliver or cause to be delivered to the Royalty Holder a final report for the year certified as being accurate by a responsible officer of the Payor showing in reasonable detail the calculation of the Royalty due to the Royalty Holder for the prior year and all adjustments to the quarterly or other periodic reports and payments for the year. With such final report, the Payor shall, if applicable, make such additional Royalty payment as is required by the report.  If such report indicates that the Royalty Holder has received more than it should have been paid in respect of the Royalty due to the Royalty Holder, then the excess shall be deducted from the next payment obligation owed pursuant to the provisions of this Schedule 4 or, in the event of a temporary or permanent cessation of production, the Royalty Holder shall repay the excess within 15 days of the annual report.

8.

RECORDS AND PROVISION FOR AUDIT TO RESOLVE OBJECTIONS

All books and records used by the Payor to calculate the Royalty due hereunder shall be kept in accordance with generally accepted accounting principles varied only by the specific provisions hereof.  The Payor shall maintain up-to-date and complete records of the production of all Subject Minerals.  If treatment or smelting of Subject Minerals is performed off the Property, accounts, records, statements and returns relating to such treatment and smelting arrangements shall be maintained by the Payor. The Royalty Holder shall have the right at all reasonable times during normal business hours to inspect such accounts, records, statements and returns and make copies thereof at its own expense for the sole purpose of verifying the amount of the Royalty.

9.

PAYMENT FINAL

All payments of the Royalty made pursuant to the final report that is to be issued within 90 days of the end of each calendar year shall be considered final and in full satisfaction of all obligations of the Payor with respect thereto, unless the Royalty Holder gives the Payor written notice describing and setting forth a specific objection to the calculation thereof within 90 days after receipt by the Royalty Holder of the annual final report herein provided in Section 9.  If the Royalty Holder objects to a particular quarterly statement delivered hereunder, the Royalty Holder shall, for a period of 90 days after the Payor's receipt of notice of such objection, have the right, upon reasonable notice and at a reasonable time, to have the Royalty payment in question audited by a firm of chartered accountants acceptable to the Royalty Holder and to the Payor.  If such audit determines that there has been a deficiency or an excess in the payment made to the Royalty Holder such deficiency or excess shall be resolved by adjusting the next quarterly payment due hereunder.  The Royalty Holder shall pay all costs of such audit unless a deficiency of 5% or more of the amount due is determined to exist.  The Payor shall pay the costs of such audit if a deficiency of 5% or more of the amount due is determined to exist.  Failure on the part of the Royalty Holder to make claim on the Payor for adjustment in such 90-day period shall establish the correctness of the final report and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

Exhibit 4.Q

DEBT SETTLEMENT AGREEMENT

THIS AGREEMENT is dated the 14th day of April, 2005.

BETWEEN:

BUFFALO GOLD LTD., a body corporate incorporated pursuant to the laws of British Columbia and having its head office located at Suite 880, 609 Granville Street, Vancouver, British Columbia, V7Y 1G5

(the “Company”)

OF THE FIRST PART

AND:

LIBERTY MANAGEMENT LLC, having an office at Suite 342, 424 East Central Boulevard, Orlando, Florida, U.S.A. 32801

(the “Creditor”)

OF THE SECOND PART

W H E R E A S:

A.

The Company is indebted to the Creditor in the amount and for the reasons set in Schedule “A” hereto (the “Indebtedness”); and

B.

The Creditor has agreed to accept that number of common shares of the Company set out below as payment in full of a portion of the Indebtedness, subject to the terms and conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of One dollar ($1.00) paid by each party to the other (the receipt and sufficiency of which is hereby acknowledged) and for other good and valuable consideration, the parties hereto agree as follows:

1.

The Company shall, within ten (10) days following the Approval Date, issue to the Creditor and deliver to the Creditor share certificates representing that number of common shares of the Company as have an aggregate deemed value equal to 75% the Indebtedness along with a cheque representing the remaining 25% of the Indebtedness.

2.

For the purposes of determining the aggregate deemed value of the common shares of the Company to be issued pursuant to paragraph 1 above, each share shall have a deemed value equal to the greater of USD$0.15 per share and the Discounted Market Price (as that term is defined in TSX Venture Exchange Policy 1.1) of the Company’s common shares on the date of this Agreement.

3.

The Creditor acknowledges that the Indebtedness is the result of a bridge loan made to the Company pursuant to which the Creditor was entitled to receive bonus shares of the Company and interest and the Creditor hereby waives its entitlement to such bonus shares and interest in consideration of the settlement of the Indebtedness in accordance with the terms of this Agreement.

4.

This Agreement is subject to its acceptance for filing by the TSX Venture Exchange (the “TSX”) and the Company covenants and agrees to file this Agreement with the TSX and to diligently seek the acceptance of the TSX of this Agreement; the date upon which the Company receives notice in writing from the TSX of such acceptance is referred to as the “Approval Date”.

5.

Time is of the essence of this Agreement.

6.

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

BUFFALO GOLD LTD.

Per:

Authorized Signatory

LIBERTY MANAGEMENT, LLC

Per:

Authorized Signatory

SCHEDULE “A”

REASON

CREDITOR

FOR DEBT

AMOUNT

Liberty Management, LLC

Bridge Loan

      USD$57,100.00

EXHIBIT 4.R

DEBT SETTLEMENT AGREEMENT

THIS AGREEMENT is dated the 14th day of April, 2005.

BETWEEN:

BUFFALO GOLD LTD., a body corporate incorporated pursuant to the laws of British Columbia and having its head office located at Suite 880, 609 Granville Street, Vancouver, British Columbia, V7Y 1G5

(the “Company”)

OF THE FIRST PART

AND:

DAVID MITCHELL, c/o 1 Kingsmill Road, Toronto, Ontario, M8X 2N7

(the “Creditor”)

OF THE SECOND PART

W H E R E A S:

A.

The Company is indebted to the Creditor in the amount and for the reasons set in Schedule “A” hereto (the “Indebtedness”); and

B.

The Creditor has agreed to accept that number of common shares of the Company set out below as payment in full of a portion of the Indebtedness, subject to the terms and conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of One dollar ($1.00) paid by each party to the other (the receipt and sufficiency of which is hereby acknowledged) and for other good and valuable consideration, the parties hereto agree as follows:

1.

The Company shall, within ten (10) days following the Approval Date, issue to the Creditor and deliver to the Creditor share certificates representing that number of common shares of the Company as have an aggregate deemed value equal to 75% the Indebtedness along with a cheque representing the remaining 25% of the Indebtedness.

2.

For the purposes of determining the aggregate deemed value of the common shares of the Company to be issued pursuant to paragraph 1 above, each share shall have a deemed value equal to the greater of USD$0.15 per share and the Discounted Market Price (as that term is defined in TSX Venture Exchange Policy 1.1) of the Company’s common shares on the date of this Agreement.

3.

The Creditor acknowledges that the Indebtedness is the result of a bridge loan made to the Company pursuant to which the Creditor was entitled to receive bonus shares of the Company and interest and the Creditor hereby waives its entitlement to such bonus shares and interest in consideration of the settlement of the Indebtedness in accordance with the terms of this Agreement.

4.

This Agreement is subject to its acceptance for filing by the TSX Venture Exchange (the “TSX”) and the Company covenants and agrees to file this Agreement with the TSX and to diligently seek the acceptance of the TSX of this Agreement; the date upon which the Company receives notice in writing from the TSX of such acceptance is referred to as the “Approval Date”.

5.

Time is of the essence of this Agreement.

6.

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

BUFFALO GOLD LTD.

Per:

Authorized Signatory

DAVID MITCHELL

SCHEDULE “A”

REASON

CREDITOR

FOR DEBT

AMOUNT

David Mitchell

Bridge Loan

$20,000.00

EXHIBIT 4.S

DEBT SETTLEMENT AGREEMENT

THIS AGREEMENT is dated the 14th day of April, 2005.

BETWEEN:

BUFFALO GOLD LTD., a body corporate incorporated pursuant to the laws of British Columbia and having its head office located at Suite 880, 609 Granville Street, Vancouver, British Columbia, V7Y 1G5

(the “Company”)

OF THE FIRST PART

AND:

RICHARD SMITH, c/o 1 Kingsmill Road, Toronto, Ontario, M8X 2N7

(the “Creditor”)

OF THE SECOND PART

W H E R E A S:

A.

The Company is indebted to the Creditor in the amount and for the reasons set in Schedule “A” hereto (the “Indebtedness”); and

B.

The Creditor has agreed to accept that number of common shares of the Company set out below as payment in full of a portion of the Indebtedness, subject to the terms and conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of One dollar ($1.00) paid by each party to the other (the receipt and sufficiency of which is hereby acknowledged) and for other good and valuable consideration, the parties hereto agree as follows:

1.

The Company shall, within ten (10) days following the Approval Date, issue to the Creditor and deliver to the Creditor share certificates representing that number of common shares of the Company as have an aggregate deemed value equal to 75% the Indebtedness along with a cheque representing the remaining 25% of the Indebtedness.

2.

For the purposes of determining the aggregate deemed value of the common shares of the Company to be issued pursuant to paragraph 1 above, each share shall have a deemed value equal to the greater of USD$0.15 per share and the Discounted Market Price (as that term is defined in TSX Venture Exchange Policy 1.1) of the Company’s common shares on the date of this Agreement.

3.

The Creditor acknowledges that the Indebtedness is the result of a bridge loan made to the Company pursuant to which the Creditor was entitled to receive bonus shares of the Company and interest and the Creditor hereby waives its entitlement to such bonus shares and interest in consideration of the settlement of the Indebtedness in accordance with the terms of this Agreement.

4.

This Agreement is subject to its acceptance for filing by the TSX Venture Exchange (the “TSX”) and the Company covenants and agrees to file this Agreement with the TSX and to diligently seek the acceptance of the TSX of this Agreement; the date upon which the Company receives notice in writing from the TSX of such acceptance is referred to as the “Approval Date”.

5.

Time is of the essence of this Agreement.

6.

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

BUFFALO GOLD LTD.

Per:

Authorized Signatory

RICHARD SMITH

SCHEDULE “A”

REASON

CREDITOR

FOR DEBT

AMOUNT

Richard Smith

Bridge Loan

$11,667.00

EXHIBIT 4.T

DEBT SETTLEMENT AGREEMENT

THIS AGREEMENT is dated the 14th day of April, 2005.

BETWEEN:

BUFFALO GOLD LTD., a body corporate incorporated pursuant to the laws of British Columbia and having its head office located at Suite 880, 609 Granville Street, Vancouver, British Columbia, V7Y 1G5

(the “Company”)

OF THE FIRST PART

AND:

JULIAN BALDRY, c/o 1 Kingsmill Road, Toronto, Ontario, M8X 2N7

(the “Creditor”)

OF THE SECOND PART

W H E R E A S:

A.

The Company is indebted to the Creditor in the amount and for the reasons set in Schedule “A” hereto (the “Indebtedness”); and

B.

The Creditor has agreed to accept that number of common shares of the Company set out below as payment in full of a portion of the Indebtedness, subject to the terms and conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of One dollar ($1.00) paid by each party to the other (the receipt and sufficiency of which is hereby acknowledged) and for other good and valuable consideration, the parties hereto agree as follows:

1.

The Company shall, within ten (10) days following the Approval Date, issue to the Creditor and deliver to the Creditor share certificates representing that number of common shares of the Company as have an aggregate deemed value equal to 75% the Indebtedness along with a cheque representing the remaining 25% of the Indebtedness.

2.

For the purposes of determining the aggregate deemed value of the common shares of the Company to be issued pursuant to paragraph 1 above, each share shall have a deemed value equal to the greater of USD$0.15 per share and the Discounted Market Price (as that term is defined in TSX Venture Exchange Policy 1.1) of the Company’s common shares on the date of this Agreement.

3.

The Creditor acknowledges that the Indebtedness is the result of a bridge loan made to the Company pursuant to which the Creditor was entitled to receive bonus shares of the Company and interest and the Creditor hereby waives its entitlement to such bonus shares and interest in consideration of the settlement of the Indebtedness in accordance with the terms of this Agreement.

4.

This Agreement is subject to its acceptance for filing by the TSX Venture Exchange (the “TSX”) and the Company covenants and agrees to file this Agreement with the TSX and to diligently seek the acceptance of the TSX of this Agreement; the date upon which the Company receives notice in writing from the TSX of such acceptance is referred to as the “Approval Date”.

5.

Time is of the essence of this Agreement.

6.

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

BUFFALO GOLD LTD.

Per:

Authorized Signatory

JULIAN BALDRY

SCHEDULE “A”

REASON

CREDITOR

FOR DEBT

AMOUNT

Julian Baldry

Bridge Loan

$30,000.00

EXHIBIT 4.U

DEBT SETTLEMENT AGREEMENT

THIS AGREEMENT is dated the 14th day of April, 2005.

BETWEEN:

BUFFALO GOLD LTD., a body corporate incorporated pursuant to the laws of British Columbia and having its head office located at Suite 880, 609 Granville Street, Vancouver, British Columbia, V7Y 1G5

(the “Company”)

OF THE FIRST PART

AND:

OLIVER MEIXNER, c/o 1 Kingsmill Road, Toronto, Ontario, M8X 2N7

(the “Creditor”)

OF THE SECOND PART

W H E R E A S:

A.

The Company is indebted to the Creditor in the amount and for the reasons set in Schedule “A” hereto (the “Indebtedness”); and

B.

The Creditor has agreed to accept that number of common shares of the Company set out below as payment in full of a portion of the Indebtedness, subject to the terms and conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of One dollar ($1.00) paid by each party to the other (the receipt and sufficiency of which is hereby acknowledged) and for other good and valuable consideration, the parties hereto agree as follows:

1.

The Company shall, within ten (10) days following the Approval Date, issue to the Creditor and deliver to the Creditor share certificates representing that number of common shares of the Company as have an aggregate deemed value equal to 75% the Indebtedness along with a cheque representing the remaining 25% of the Indebtedness.

2.

For the purposes of determining the aggregate deemed value of the common shares of the Company to be issued pursuant to paragraph 1 above, each share shall have a deemed value equal to the greater of USD$0.15 per share and the Discounted Market Price (as that term is defined in TSX Venture Exchange Policy 1.1) of the Company’s common shares on the date of this Agreement.

3.

The Creditor acknowledges that the Indebtedness is the result of a bridge loan made to the Company pursuant to which the Creditor was entitled to receive bonus shares of the Company and interest and the Creditor hereby waives its entitlement to such bonus shares and interest in consideration of the settlement of the Indebtedness in accordance with the terms of this Agreement.

4.

This Agreement is subject to its acceptance for filing by the TSX Venture Exchange (the “TSX”) and the Company covenants and agrees to file this Agreement with the TSX and to diligently seek the acceptance of the TSX of this Agreement; the date upon which the Company receives notice in writing from the TSX of such acceptance is referred to as the “Approval Date”.

5.

Time is of the essence of this Agreement.

6.

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

BUFFALO GOLD LTD.

Per:

Authorized Signatory

OLIVER MEIXNER

SCHEDULE “A”

REASON

CREDITOR

FOR DEBT

AMOUNT

Oliver Meixner

Bridge Loan

$15,000.00

EXHIBIT 4.V

DEBT SETTLEMENT AGREEMENT

THIS AGREEMENT is dated the 14th day of April, 2005.

BETWEEN:

BUFFALO GOLD LTD., a body corporate incorporated pursuant to the laws of British Columbia and having its head office located at Suite 880, 609 Granville Street, Vancouver, British Columbia, V7Y 1G5

(the “Company”)

OF THE FIRST PART

AND:

J.G. STEWART LAW CORPORATION LTD., having an office at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9

(the “Creditor”)

OF THE SECOND PART

W H E R E A S:

A.

The Company is indebted to the Creditor in the amount and for the reasons set in Schedule “A” hereto (the “Indebtedness”); and

B.

The Creditor has agreed to accept that number of common shares of the Company set out below as payment in full of the Indebtedness, subject to the terms and conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of One dollar ($1.00) paid by each party to the other (the receipt and sufficiency of which is hereby acknowledged) and for other good and valuable consideration, the parties hereto agree as follows:

1.

The Company shall, within ten (10) days following the Approval Date, issue to the Creditor and deliver to the Creditor share certificates representing that number of common shares of the Company as have an aggregate deemed value equal to the Indebtedness.

2.

For the purposes of determining the aggregate deemed value of the common shares of the Company to be issued pursuant to paragraph 1 above, each share shall have a deemed value equal to the greater of USD$0.15 per share and the Discounted Market Price (as that term is defined in TSX Venture Exchange Policy 1.1) of the Company’s common shares on the date of this Agreement.

3.

This Agreement is subject to its acceptance for filing by the TSX Venture Exchange (the “TSX”) and the Company covenants and agrees to file this Agreement with the TSX and to diligently seek the acceptance of the TSX of this Agreement; the date upon which the Company receives notice in writing from the TSX of such acceptance is referred to as the “Approval Date”.

4.

Time is of the essence of this Agreement.

5.

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

BUFFALO GOLD LTD.

Per:

Authorized Signatory

J.G. STEWART LAW CORPORATION LTD.

Per:

Authorized Signatory

SCHEDULE “A”

REASON

CREDITOR

FOR DEBT

AMOUNT

J.G. Stewart Law Corporation Ltd.

Legal services

$137,250.00

EXHIBIT 4.W

DEBT SETTLEMENT AGREEMENT

THIS AGREEMENT is dated the 14th day of April, 2005.

BETWEEN:

BUFFALO GOLD LTD., a body corporate incorporated pursuant to the laws of British Columbia and having its head office located at Suite 880, 609 Granville Street, Vancouver, British Columbia, V7Y 1G5

(the “Company”)

OF THE FIRST PART

AND:

LAKEHEAD GEOLOGICAL SERVICES INC., having an office at 746 Alderson Avenue, Coquitlam, British Columbia, V3K 1V1

(the “Creditor”)

OF THE SECOND PART

W H E R E A S:

A.

The Company is indebted to the Creditor in the amount and for the reasons set in Schedule “A” hereto (the “Indebtedness”); and

B.

The Creditor has agreed to accept that number of Units of the Company set out below as payment in full of the Indebtedness, subject to the terms and conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of One dollar ($1.00) paid by each party to the other (the receipt and sufficiency of which is hereby acknowledged) and for other good and valuable consideration, the parties hereto agree as follows:

1.

The Company shall, within ten (10) days following the Approval Date, issue to the Creditor and deliver to the Creditor share certificates representing that number of common shares of the Company as have an aggregate deemed value equal to the Indebtedness.

2.

For the purposes of determining the aggregate deemed value of the common shares of the Company to be issued pursuant to paragraph 1 above, each share shall have a deemed value equal to the greater of USD$0.15 per share and the Discounted Market Price (as that term is defined in TSX Venture Exchange Policy 1.1) of the Company’s common shares on the date of this Agreement.

3.

This Agreement is subject to its acceptance for filing by the TSX Venture Exchange (the “TSX”) and the Company covenants and agrees to file this Agreement with the TSX and to diligently seek the acceptance of the TSX of this Agreement; the date upon which the Company receives notice in writing from the TSX of such acceptance is referred to as the “Approval Date”.

4.

Time is of the essence of this Agreement.

5.

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

BUFFALO GOLD LTD.

Per:

Authorized Signatory

LAKEHEAD GEOLOGICAL SERVICES INC.

Per:

Authorized Signatory

SCHEDULE “A”

REASON

CREDITOR

FOR DEBT

AMOUNT

Lakehead Geological Services Inc.

Geological services

$78,442.86

EXHIBIT 4.X

DEBT SETTLEMENT AGREEMENT

THIS AGREEMENT is dated the 14th day of April, 2005.

BETWEEN:

BUFFALO GOLD LTD., a body corporate incorporated pursuant to the laws of British Columbia and having its head office located at Suite 880, 609 Granville Street, Vancouver, British Columbia, V7Y 1G5

(the “Company”)

OF THE FIRST PART

AND:

JOHN V. TULLY & ASSOCIATES INC., having an office at 1615 McBride Street, North Vancouver, British Columbia, V7P 1G5

(the “Creditor”)

OF THE SECOND PART

W H E R E A S:

A.

The Company is indebted to the Creditor in the amount and for the reasons set in Schedule “A” hereto (the “Indebtedness”); and

B.

The Creditor has agreed to accept that number of Units of the Company set out below as payment in full of the Indebtedness, subject to the terms and conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of One dollar ($1.00) paid by each party to the other (the receipt and sufficiency of which is hereby acknowledged) and for other good and valuable consideration, the parties hereto agree as follows:

1.

The Company shall, within ten (10) days following the Approval Date, issue to the Creditor and deliver to the Creditor share certificates representing that number of common shares of the Company as have an aggregate deemed value equal to the Indebtedness.

2.

For the purposes of determining the aggregate deemed value of the common shares of the Company to be issued pursuant to paragraph 1 above, each share shall have a deemed value equal to the greater of USD$0.15 per share and the Discounted Market Price (as that term is defined in TSX Venture Exchange Policy 1.1) of the Company’s common shares on the date of this Agreement.

3.

This Agreement is subject to its acceptance for filing by the TSX Venture Exchange (the “TSX”) and the Company covenants and agrees to file this Agreement with the TSX and to diligently seek the acceptance of the TSX of this Agreement; the date upon which the Company receives notice in writing from the TSX of such acceptance is referred to as the “Approval Date”.

4.

Time is of the essence of this Agreement.

5.

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

BUFFALO GOLD LTD.

Per:

Authorized Signatory

JOHN V. TULLY & ASSOCIATES INC.

Per:

Authorized Signatory

SCHEDULE “A”

REASON

CREDITOR

FOR DEBT

AMOUNT

John V. Tully & Associates Inc.

Geological services

$41,550.21

EXHIBIT 4.Y

DEBT SETTLEMENT AGREEMENT

THIS AGREEMENT is dated the 14th day of April, 2005.

BETWEEN:

BUFFALO GOLD LTD., a body corporate incorporated pursuant to the laws of British Columbia and having its head office located at Suite 880, 609 Granville Street, Vancouver, British Columbia, V7Y 1G5

(the “Company”)

OF THE FIRST PART

AND:

MCSI CONSULTING SERVICES INC., having an office at Suite 880, 609 Granville Street, Vancouver, British Columbia, V7Y 1G5

(the “Creditor”)

OF THE SECOND PART

W H E R E A S:

A.

The Company is indebted to the Creditor in the amount and for the reasons set in Schedule “A” hereto (the “Indebtedness”); and

B.

The Creditor has agreed to accept that number of Units of the Company set out below as payment in full of the Indebtedness, subject to the terms and conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of One dollar ($1.00) paid by each party to the other (the receipt and sufficiency of which is hereby acknowledged) and for other good and valuable consideration, the parties hereto agree as follows:

1.

The Company shall, within ten (10) days following the Approval Date, issue to the Creditor and deliver to the Creditor share certificates representing that number of common shares of the Company as have an aggregate deemed value equal to the Indebtedness.

2.

For the purposes of determining the aggregate deemed value of the common shares of the Company to be issued pursuant to paragraph 1 above, each share shall have a deemed value equal to the greater of USD$0.15 per share and the Discounted Market Price (as that term is defined in TSX Venture Exchange Policy 1.1) of the Company’s common shares on the date of this Agreement.

3.

This Agreement is subject to its acceptance for filing by the TSX Venture Exchange (the “TSX”) and the Company covenants and agrees to file this Agreement with the TSX and to diligently seek the acceptance of the TSX of this Agreement; the date upon which the Company receives notice in writing from the TSX of such acceptance is referred to as the “Approval Date”.

4.

Time is of the essence of this Agreement.

5.

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

BUFFALO GOLD LTD.

Per:

Authorized Signatory

MCSI CONSULTING SERVICES INC.

Per:

Authorized Signatory

SCHEDULE “A”

REASON

CREDITOR

FOR DEBT

AMOUNT

MCSI Consulting Services Inc.

Management services

$23,500.00