Form 20-F
period 2005-12-31
BUFFALO GOLD LTD
filed 2006-05-24
CIK 1090053

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
or
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
or
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell report
For the transition period from	to
Commission file number:	0-30150

Buffalo Gold Ltd.

(Exact name of Company as specified in its charter)

Not applicable

(Translation of Company’s name into English)

Province of Alberta, Canada

(Jurisdiction of incorporation or organization)

1055 West Hastings Street, Suite 300, Vancouver, BC V6E 2E9

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Common Shares Without Par Value	TSX Venture Exchange
(Title of Class)	(Name of exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report.

22,417,457 common shares without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.		Yes	X	No

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	X	Yes		No

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

	X	Yes		No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 pf the Exchange Act. (Check one)

Large accelerated filer	Accelerated filer	Non-accelerated filer	X

Indicate by check mark which financial statement item the Company has elected to follow.
Item 17	X	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes	X	No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	No	Not Applicable	X

The information set forth in this Annual Report on Form 20-F is as at December 31, 2005 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced in this annual report:

Term	Explanation
Allochthonous	Rocks or materials which have formed at a different place than where they are currently found; having a foreign origin.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Alluvium	Detrital deposits created by streams on riverbeds, flood plains and alluvial fans. A deposit of silty clay laid down, often during periods of flooding.
Argillite	A compact rock derived from mudstone or shale that is more highly indurated than either of these rocks. Argillite also lacks the fissility of shale or the cleavage of slate.
Arsenopyrite

A tin-white or steel-gray orthorhombic mineral comprised of iron, arsenic and sulphur (FeAsS).  It commonly occurs in crystalline rocks as disseminations and within veins, often associated with lead and silver veins.  It is the principal ore of Arsenic.

Autochthonous	Rocks or materials which are presently located in their place of origin.
Bornite

A red-brown isometric mineral comprised of copper, iron and sulphur (Cu5FeS4).  Bornite readily tarnishes to iridescent blue or purple, often referred to as “peacock ore”.   It is an important Copper ore.

Breccia	A general term applied to rock formations consisting mainly of angular fragments hosted by a fine-grained matrix.
Calcareous	The term calcareous, when applied to a rock name, implies that as much as 50% of the rock is comprised of calcium carbonate (Ca CO3).
Chalcopyrite	A bright brass-yellow tetragonal mineral comprised of copper, iron and sulphur (CuFeS2). It commonly occurs as disseminations, veins and masses. It is the principal ore of Copper.
Chargeability

An electrical survey parameter identifying the conductive nature of geologic units subjected to an introduced electrical charge.  In geophysical survey methods, chargeability is most often a measure of sulphide content as well as differing geologic units.

Chert

A hard, dense, compact crytocrystalline sedimentary rock comprised chiefly of extremely fine grained interlocking crystals of quartz.  It displays a distinctive conchoidal fracture and occurs in a variety of colors.  The term flint is synonymous.

Coeval	A term applying to items having the same age or date of origin.
Colluvial	A general term applied to any loose, heterogeneous and incoherent mass of soil material or rock fragments deposited chiefly by mass-wasting, usually at the base of a steep slope or cliff.
Comagmatic	Igneous rocks displaying a common set of chemical and mineralogical features. As such, they are regarded as having derived from the same parent magma.
Conglomerate

A coarse grained, clastic sedimentary rock composed of rounded to sub-angular fragments larger than 2 millimetres in diameter, within a fine grained matrix of sand or silt.  It is commonly cemented by calcium carbonate, iron oxide, silica or hardened clay.

Dilatant structure	An increase in bulk volume during deformation, caused by a change from close packed structure to open-packed structure, accompanied by an increase in the pore volume.
Diorite	A group of plutonic rocks intermediate in composition between acidic and basic.
Drilling within solids	Drilling within the 3D shape that defines the volumetric limits of a mineralized zone.
Dyke

A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts across massive rocks.  Due to its cross-cutting nature, it has clear implications regarding the timing of geologic events.

Epithermal

Refers to a mineral deposit formed by precipitation of ore minerals in open spaces from watery fluids within about 1 kilometre of the earth’s surface and in the temperature range of 50° to 200° C, occurring mainly as veins.

Feasibility Study

A detailed report showing the feasibility of placing a prospective ore body or deposit of the minerals within a mineral property into production, which report typically includes, among other things, the specific portion or portions of the property that should be included, in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and the information obtained and evaluations made in respect thereof.

Galena

A gray metallic mineral comprised of lead and sulphur (PbS).  It is distinguished by its, perfect cubic cleavage, relative softness and heaviness.   Galena occurs as disseminations, veins (often associated with silver) and occasionally masses.  It is the principal ore of Lead.

Gangue

The valueless rock or mineral aggregates within an ore body that cannot be avoided during the mining process.  Gangue is not economically desirable material that is separated from the ore during the mine concentration process.

g/t	Grams per tonne.
GPS Surveying	Global Positioning System method of surveying.
Grade cutting	Grade cutting indicates that assay values in excess of a defined grade are reduced to that defined grade or upper limit.
Hydrothermal	Of or pertaining to hot water, the action of hot water, or the products of such action including mineral deposition precipitated from a hot aqueous solution.
Induced Polarization

A geophysical survey technique that measured various electrical properties.  This system introduces a strong electrical charge into the sub-surface and then measures its charging intensity and strength at various controlled stations over distance distribution.

Karst	A type of topography that is formed over limestone, dolomite, or gypsum by dissolution, and that is characterized by sinkholes, caves, and underground drainage.
Magmatism	Referring to the development and movement of magma, and its subsequent solidification into igneous rock.

Mesothermal	Refers to a mineral deposit formed by precipitation of ore minerals in open spaces from watery fluids at considerable depth and in the temperature range of 200° - 300° C.
Mineral Deposit or Mineralized Material

A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.

Mineralization	A natural aggregate of one or more metallic minerals.
Ounces	Troy ounces.
Plutonic	Pertaining to igneous rocks formed at great depths by crystallization of magma or chemical alteration. These rocks are commonly coarse to medium grained and displaying a granitoid texture.
Pyrite

A very common yellow isometric mineral comprised of iron and sulphur (FeS2) that displays a brilliant metallic lustre and an absence of cleavage.  It is the most common, widespread and abundant of the sulphide minerals, and occurs in all rock types in various forms.

Pyrrhotite

A common red-brown to bronze pseudohexagonal mineral comprised of iron and sulphur (Fe1-xS).  This mineral is darker and softer than pyrite.  Some forms are magnetic.  It commonly occurs as masses with pentlandite (a nickel ore) and may contain considerable nickel, in such cases mined as a nickel ore.

Quartzite	A granoblastic metamorphic rock consisting predominantly of quartz, formed by the recrystallization of sandstone through the action of regional or thermal metamorphic action.
Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Resistivity

An electrical survey parameter identifying the resistive nature of geologic units subjected to an introduced electrical charge.  In geophysical survey methods, resistivity identifies variations in alteration, structure and geology.

Roscoelite	A vanadium rich mica mineral.
Sinkholes	A circular depression in a karst area. Its drainage is subterranean.
Skarn

Rocks primarily composed of lime-bearing silicates derived from nearly pure limestones and dolomites that have been significantly altered during the introduction of large amounts of iron, aluminum, silica and magnesium, most often related directly to plutonic and magmatic events.  This compositional and chemical change is often associated with the emplacement and concentration of metallic minerals as well, creating skarn deposits.

Sphalerite

A yellow, brown or black isometric mineral comprised of zinc, iron and sulphur (Zn, Fe, and S) and is most distinguished by its resinous to adamantine lustre and distinctive cleavage.  It occurs as disseminations, veins and masses.  Sphalerite is one of the most common Zinc ores.

Stibnite	A lead gray mineral comprised of antimony and sulphur (Sb2S3) which has a brilliant metallic lustre and perfect cleavage. It is the principal ore of Antimony.
Stratigraphy

The science of studying rock strata, concerning the characteristics and attributes of rock strata formation.  This includes interpretation in terms of origin and geologic history.  All classes of rocks, consolidated or unconsolidated, fall within the general scope of stratigraphy.  It is also the arrangement of strata (layered rocks) relative to geographic position and chronological order of sequence.

Tenement

Refers to an area of land held under the Papua New Guinea Mining Act 1992 as an exploration licence; special mining lease; mining lease; alluvial mining lease; lease for mining purposes; or mining easement

Tetrahedrite

A metallic isometric mineral comprised of copper, iron, antimony and sulphur ((Cu,Fe)12Sb4S13).  It often contains silver or other metals partially replacing copper in its make-up.  It is an important copper and silver ore.

Thrust Faults

A structural displacement (fault) displaying a dip angle of 45 degrees or less over much of its extent, on which the hanging wall appears to have moved upwards relative to the foot wall.   Horizontal compression rather than vertical displacement is the characteristic feature.

Tonne	A metric unit of weight (2,204 pounds).
Turbidites

Turbidites are sediments deposited from a turbidity current (A density current commonly occurring as a bottom-flowing movement that stirs up sediment creating the density difference with the overlying undisturbed water).  The deposits are characterized by graded bedding, moderate sorting and well-developed primary structures, including lamination.

All disclosure about our exploration properties in this annual report conforms to the standards of United States Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards.

In this annual report references to “Canadian National Instrument 43-101” are references to National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators and references to “CIM Standards” are references to Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources.

This Annual Report uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for Buffalo Gold Ltd. (“Buffalo” or the “Company”), stated in Canadian dollars, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included in Item 17 and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 15 of the financial statements of the Company included as part of this Report on Form 20-F explains the measurement differences were such information to be presented in conformity with generally accepted accounting principles in the United States (“US GAAP”).

Results for the period ended December 31, 2005 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP(1):

		Year Ended December 31
		2005	2004	2003	2002	2001

(a)	Loss before other items	$(1,418,515)	$(154,018)	$(800,584)	$(187,719)	$(68,601)
(b )	Loss before other items per share[2]	$(0.14)	$(0.02)	$(0.28)	$(1.42)	$(0.04)
(c)	Loss for the year	$(1,400,171)	$(80,703)	$(960,375)	$(2,971,389)	$(68,549)
(d)	Total assets	$3,800,642	$207,094	$47,490	$169,865	$3,086,630
(e)	Net assets	$3,332,975	$(475,249)	$(554,486)	$(138,349)	$2,651,206
(f)	Share capital[3]	$8,746,104	$4,392,709	$4,232,769	$3,742,531	$3,560,697
(g)	Number or common shares outstanding[3]	22,417,457	6,756,726	4,008,890	2,186,929	1,905,095

INFORMATION IN CONFORMITY WITH US GAAP(1):

		Year Ended December 31
		2005	2004	2003	2002	2001

(a)	Loss before other items	$(1,641,349)	$(154,018)	$(800,584)	$(123,973)	$(68,801)
(b)	Loss before other items per share[2]	$(0.16)	$(0.02)	$(0.24)	$(0.04)	$(0.06)
(c)	Loss for the year	$(1,623,005)	$(80,703)	$(819,875)	$(74,970)	$(114,879)
(d)	Total assets	$3,577,808	$207,094	$47,490	$29,365	$49,711
(e)	Net assets	$3,110,141	$(475,249)	$(554,486)	$(138,349)	$(268,849)
(f)	Share capital[3]	$8,746,104	$4,392,709	$4,232,769	$3,742,531	$3,560,697
(g)	Number of common shares outstanding[3]	22,417,457	6,756,726	4,008,890	2,186,929	1,905,095

(1)	In the last five years, the Company has not generated any revenues, had any discontinued operations or declared any dividends.
(2)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.
(3)	Per share numbers and the number of shares outstanding have been adjusted for the one for ten consolidation of the Company’s share capital in 2003.

Unless otherwise specified, all monetary amounts in this annual report on Form 20-F are expressed in Canadian dollars.  On May 19, 2006, the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of Canadian dollars into United States dollars was US$1.00 = $1.1233

The following table sets out the high and low exchange rates for each of the last six months.

	2006				2005
	April	March	February	January	December	November

High for period	1.1719	1.1724	1.1578	1.1726	1.1734	1.1961

Low for period	1.1203	1.1322	1.1380	1.1439	1.1507	1.1657

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the noon exchange rate on the last day of each month during the period.

	Year Ended December 31
	2005	2004	2003	2002	2001

Average for the period	1.2085	1.2980	1.3918	1.5699	1.5513

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

History of Net Losses; Accumulated Deficit; Lack of Revenue from Operations

The Company has incurred net losses to date.  Its deficit as of December 31, 2005 was $6,322,129.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

The Company now has sufficient financial resources to undertake preliminary exploration programs on certain of its existing properties.  However, the continued exploration and development of any property that the Company has or might acquire depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in any properties and reduce or terminate its operations on such properties.

Title Matters

While the Company has diligently investigated title to all exploration concessions and, to the best of its knowledge, title to all properties is in good standing; this should not be construed as a guarantee of title.  Other parties (including indigenous landowners) may dispute title to the exploration properties in which the Company has an interest or the right to acquire an interest.  The properties may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected defects.

In particular, at the Mt. Kare Property in Papua New Guinea, there has been a complicated series of title disputes and litigation in recent years, which has in the past affected orderly exploration of the property. There can be no assurance that additional title disputes will not arise and in such event the Company's ability to explore and exploit the Mt. Kare Property could be adversely affected by factors unrelated to the geological potential of the property.  (For further detail, see “Item 4D. Information on the Company - Property, Plants and Equipment - Mt. Kare Property”.)

Under the terms of EL 1093, the exploration licence which comprises the Mt. Kare Property, the Government of Papua New Guinea may, at any time prior to commencement of mining, purchase up to a 30% equity interest in any mineral discovery on the property which would cause dilution of the Company's interest in this property.

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

The Company’s potential mining and processing operations and exploration activities are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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

Company's Officers and Directors Resident Outside US; Potential Unenforceability of Civil Liabilities and Judgments

The Company and substantially all of its officers and all of its directors are residents of countries other than the United States, and all of the Company's assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company is an Alberta corporation in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not currently have any production properties and its current operations relate to its efforts to acquire mineable deposits of minerals and undertake exploration activities on those properties. The Company is therefore presently in the exploration stage.

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

Red Property

In July 2005, the Company entered into an option agreement with Gitennes Exportation Inc. (“Gitennes”) to acquire a 60% interest in six claims in the Omineca Mining Division in north-central British Columbia known as the Red Property, which is located 25 miles south of Northgate’s Kemess Mine.

The Red Property is presently held under option by Gitennes that can acquire a 100% interest in the Red Property, subject to a 1.5% net smelter return royalty.  In order to acquire its 60% interest in the underlying option, Buffalo must pay Gitennes $30,000 on regulatory approval, incur expenditures of $600,000 by July 15, 2007 of which $200,000 must be incurred by July 15, 2006, and must make property payments to the underlying vendor totalling $100,000 by July 15, 2007.  Thereafter, Buffalo and Gitennes will incur the balance of the $2,000,000 in expenditures required by the underlying option to be incurred by July 15, 2010 on a pro rata basis. In 2005, the Company paid $30,000 to Gitennes.

To December 31, 2005, the Company spent $37,001 purchasing its interest in the Red Property and a further $274,691 on exploration activities. The Company is currently reviewing results from the 2005 program to determine if it will carry our further exploration on the Red Property.

Mt. Kare

In October 2005, the Company was granted, subject to regulatory approval which was subsequently received, an option to acquire up to a 90% interest in the Mt. Kare Property, located in Papua New Guinea. The Mt. Kare Property is an epithermal gold deposit located in the highlands of Enga Province in Papua New Guinea

To December 31, 2005, the Company spent $185,833 purchasing its interest in Mt. Kare and a further $125,754 supporting a camp to be used as a base for exploration activities. The Company expects to spend at least $550,000 on option payments and $2 million on exploration activities in 2006.

Gold FX Limited

In February 2006, the Company entered into an agreement to acquire all of the shares of Gold FX Limited (“Gold FX”), a private Australian company that owns gold properties and uranium exploration properties in Australia. The Company acquired Gold FX for 4,000,000 common shares but has not established an exploration budget at the date of this annual report.

Murphy Ridge

In March 2006, the Company was granted an option by Global Discovery Pty. Limited (“Global”) to acquire a 100% interest in the Murphy Ridge uranium project in Australia. Buffalo has signed a binding letter of intent on the Murphy Ridge project and has paid Global an initial A$50,000 non-refundable payment that provides for a due diligence period expiring on October 11, 2006. On completion of the due diligence period, Buffalo can exercise its option and acquire 100% of the project by issuing Global 200,000 shares of Buffalo and agreeing to make a further payment of A$50,000 on the anniversary date of the option exercise.

Hannah 1

In May 2006, the Company was granted an option to acquire a 100% interest in the Hanna 1 Nickel-Copper-PGE Project from Mel Dalla Costa, subject to a 5% net profit royalty.  In order to acquire its 100% interest in the Hanna 1 Project, the Company must pay Mr. Dalla Costa A$275,000 and issue 550,000 shares of the Company over a period of five years, spending not less than A$50,000 on exploration by June 24, 2006 and paying Mr. Dalla Costa a final payment of A$20,000,000 on or before May 1, 2012.

During and after the year ended December 31, 2005, the Company was primarily engaged in (1) completing the acquisition of the Red Property and organizing a drilling program on that property; (2) developing and implementing a drilling program for the Mt. Kare Property; and (3) undertaking the acquisition of Gold FX and the Murphy Ridge and Hannah One properties.

B.

Business Overview

Since the incorporation in March, 1998 of its predecessor company, Buffalo Diamonds Ltd. (“BDL”), the Company has been in the business of acquiring mineral properties.  See “Item 4D. Information on the Company - Property, Plants and Equipment” below.  The Company’s objective is the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit.

During the fiscal year ended December 31, 2003, the Company began pursuing gold exploration opportunities in the People’s Republic of China. In March 2004, the Company concluded that difficulties in securing property rights in China made exploration infeasible. Since March 2004, the Company has evaluated mineral properties in Canada and other countries and has secured interests in the Red Property, Mt. Kare, Gold FX, Murphy Ridge and Hannah One properties, also described in Item 4A. To date, no major mineral findings have arisen as a result of exploration work on any of the Company’s properties.

The current and future operations of the Company require various permits and approvals from various governmental authorities. Currently, the Company’s exploration activities are taking place in British Columbia, Canada, where the principal governmental agency is the BC Ministry of Energy and Mines and in Papua New Guinea, where the principal governmental agency is Department of Mining.

C.

Organizational Structure

At December 31, 2005, the Company had no subsidiaries. At the date of this report, the Company’s organizational structure is as follows:

D.

Property, Plants and Equipment

The Company does not currently own any material tangible fixed assets or leased properties. Its properties are in the exploration stage only and without a known body of commercial ore.

Mt. Kare Property

On October 20, 2005, the Company entered into an option agreement with Longview Capital Partners Limited (“Longview”) to acquire up to a 90% interest in the Mt. Kare Property in Papua New Guinea. Longview holds an option from Madison Minerals Inc. (“Madison”) to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property. Longview is beneficially owned by one of the Company’s directors. One of the Company’s directors is also a director and shareholder of Madison.

In order to acquire its interest in the Mt. Kare Property, the Company will assume Longview’s obligations under its agreement with Madison as follows:

●

The Company will complete a preliminary feasibility study by January 4, 2007 and pay Madison, in cash or shares at Madison’s election, a total of $500,000 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), a wholly-owned subsidiary of Madison that is the holder of the Mt. Kare Property. The Company paid $100,000 to Madison in 2005 and a further $200,000 in 2006.

●

The Company can acquire a further 2% interest (51% in the aggregate) by paying, in cash or shares at the Company’s election, a further $500,000 on or before February 15, 2007.

●

The Company can acquire a further 14% interest in Madison PNG (65% in the aggregate) by completing a bankable final feasibility study by July 4, 2008.

After acquiring at least a 51% interest, the Company will have the right to acquire the balance of Madison’s interest based on an independent valuation of Madison’s remaining interest for cash or shares of the Company or a combination of both. If the Company elects not to acquire Madison’s remaining interest, the Company and Madison will enter into a joint venture for the further development of the Mt. Kare Property.

Subject to regulatory approval, the Company will issue Longview 17,000,000 common shares at a deemed price of US$0.25 per share upon the Company having acquired the initial 49% interest in Madison PNG from Madison. In addition, the Company has agreed to pay Longview $200,000 in blocks of $50,000 upon signing of the acquisition agreement and every three months thereafter until paid. The Company paid $50,000 to Longview in 2005.

This acquisition required the approval of the Company’s shareholders, which was subsequently granted at a special general meeting held on March 6, 2006.

Buffalo is advised that there has been a lengthy and complicated history of litigation in the courts of Papua New Guinea relating to the respective mineral rights under the mining license EL 1093 and the Mt. Kare Special Mining Lease 1 (“SML 1”) which has involved, in various proceedings, Kare-Puga Development Corporation Pty Limited (“KDC”), Oakland and Ramsgate Resources NL (“Ramsgate”) as well as the Government of Papua New Guinea, Carpenter Pacific Resources NL (“Carpenter”), an Australian public company, and Matu Mining Ltd. (“Matu”), which were previous license holders.  The Company’s understanding of this history is as follows.

KDC and Oakland had a number of agreements relating to the exploration and exploitation of the alluvial mineral rights and, purportedly, the hardrock mineral rights which KDC claimed had been granted to KDC pursuant to the SML 1. In 1996, Carpenter and Matu entered into a conditional settlement agreement with Ramsgate and Oakland Limited (“Oakland”) in order to settle all of the outstanding litigation relating to the Mt. Kare Property (the “Settlement Agreement”).  As a result, Oakland became a one-third shareholder in Matu; litigation unresolved at the time of execution of the Settlement Agreement relating to the Mt. Kare Property was discontinued by all parties; all rights of Oakland in respect of its agreements with KDC relating to SML 1 and the alluvial activities thereon were assigned to Matu (and subsequently Madison).

The Settlement Agreement was subject to various conditions precedent, including approval by KDC. KDC gave its approval in March 1996 and Matu informed Madison that the other conditions precedent under the Settlement Agreement have been fulfilled or waived.  As a result of the Settlement Agreement, all outstanding litigation was settled.  In April of 1998, Oakland sold its interest in Matu to Carpenter.

On March 20, 1998, Madison, Madison PNG, Carpenter, Matu, Ramsgate, Oakland and KDC entered into a joint venture agreement (the “Joint Venture Agreement”) to govern future exploration and development of the Mt. Kare Property; this agreement and Madison’s interest in the Mt. Kare Property were both registered in April, 1998.   Madison, through its various subsidiaries, subsequently acquired a 100% legal interest in the Mt. Kare Property and it holds a 10% interest in the Mt. Kare Property in trust for KDC, resulting in Madison holding a 90% beneficial interest in the Mt. Kare Property.  KDC will, in turn, hold the interest in trust for the traditional landowners at Mt. Kare.

The Joint Venture Agreement is now only relevant to the extent that it defines the rights and obligations of Madison, and therefore the rights of and between Buffalo and KDC.  The Joint Venture Agreement provides that all costs up until the delivery of a feasibility report will be borne by Madison; KDC is obliged to pay its proportionate share of costs following the delivery of a feasibility report, failing which its interest will convert to a royalty interest equal to 10% of net profits. The Joint Venture Agreement received the ministerial approval required under the Mining Act of 1992 (Papua New Guinea) on April 17, 1998.

Location, Access and Physiography

Papua New Guinea (“PNG”) covers an area roughly the same size as the state of California. It has a population of about 4.5 million people, and it contains a number of large, well-established gold and gold/copper mines that are producing. The country lies directly east of Irian Jaya (Indonesia) and 160 kilometres due north of Australia. PNG is an independent democratic state with a government based on the British parliamentary system. The PNG government encourages mining and petroleum development, which dominate the national economy and provide 72% of export revenues. The Mt. Kare Property is comprised of exploration license EL1093, covering 220 square kilometres in the central highlands of mainland PNG at 3,000 metres above sea level. It is contiguous to the Porgera Mine property operated by Placer Dome. Current exploration work at Mt. Kare is helicopter supported; however a road leading to the Porgera Mine comes within three kilometres of the Mt. Kare Property boundary and a high voltage power transmission line running to the Porgera Mine crosses the southeastern corner of the Mt. Kare Property.

Plant and Equipment

At present, there are no underground workings at the Mt. Kare Property. There are some camp structures that are not significant.

Regional and Local Geology

The country of PNG has been the site of many exploration successes which have produced world class mines such as Porgera, Panguna, Ok Tedi and Lihir. To understand the potential scale of the exploration target at the Mt. Kare Property, one can look at it's next door neighbor, the Porgera Mine. In addition to providing an effective exploration model, the close proximity and geologic similarities of the Porgera Mine to the Mt. Kare Property indicate the world class size potential of the Mt. Kare Property. The Porgera Mine opened in 1990 and as of December 2004, it was reported to still have proven and probable reserves of 58.37 Mt containing 7.31Moz. of gold. Placer Dome reported that 2005 planned production was 787,000 ounces of gold.

PNG forms part of an island arc; it is located in an area where plates of the earth's crust have interacted in recent geological times. The Mt. Kare Property and Porgera deposits occur at a point where large scale northwest-southeast structures running parallel to the island arc are intersected by the northeast-southwest trending Porgera Transfer Structure, a very important regional feature controlling gold mineralization in this area. The intersection of these two major structures has produced a conduit from the upper mantle along which a unique suite of mineralized mafic intrusives have risen. These mafic intrusive rocks are closely related to all known gold mineralization in this area. At both the Porgera Mine and Mt. Kare Property, epithermal gold mineralization is genetically related to a mafic intrusive complex which was emplaced within the Porgera Transfer Structure. The emplacement of these intrusives at the Mt. Kare Property and Porgera Mine produced zones of brecciation and shattered rock, providing a plumbing network through which mineralized fluids have circulated and deposited gold. Mafic intrusive rocks of the unique age and composition of those at Porgera and the Mt. Kare Property are not known to occur anywhere else in Papua New Guinea.

Mineralization

There are two distinct types of gold mineralization at Mt. Kare, both of which correspond directly with the two types of ore being mined at Porgera:

●

Early, mesothermal, carbonate-base metal-gold mineralization, which occurs in broad zones of brecciation which trend NE, paralleling the Porgera Transfer Structure. This type of mineralization has been defined in several zones at Mt. Kare and has been tested in trenches and numerous drill holes, such as hole 97 M-17.

●

Late stage, epithermal, very high grade quartz-roscoelite-gold mineralization. This style of mineralization is analogous to the bonanza high-grade gold mined underground at Porgera. The high grade quartz-roscoelite-gold mineralization occurs in fault controlled dilatant features occurring within and proximal to the breccia zones which host carbonate-base metal-gold mineralization. These dilatant features can occur in variable orientations within the Porgera Transfer Structure. At the Porgera Mine, bonanza high grade quartz-roscoelite-gold mineralization occurs in the east-west trending Roamane Fault.

At both Mt. Kare and Porgera, much of the gold is tied-up in pyrite and is therefore refractory to conventional cyanide extraction. All ore at Porgera is processed in autoclaves to pressure oxidize the pyrite. Madison contracted the Placer Dome Research Laboratory to carry out initial metallurgical testing on the Mt. Kare mineralization. The results were very encouraging and achieved gold recoveries, after pressure oxidation, between 90.0 and 95.5%.

Mineralization defined to date at Mt. Kare occurs in the Western Roscoelite, Central, Black and C9 zones. The currently known high grade Quartz-Roscoelite-Gold mineralization at Mt. Kare occurs in the Western Roscoelite Zone, which strikes NNE and dips 65° to the east. The zone has now been traced along strike for over 700 metres by drilling and shows excellent continuity of mineralization. Soil geochemistry shows the surface trace of the Western Roscoelite Zone extending for up to 1,500 metres, and open along strike in both directions. Six hundred metres east of and sub-parallel to the Western Roscoelite Zone is the 1600 metre long multi-element Black Zone. It has now been traced over 500 metres by drilling and over 1,500 metres by soil geochemistry and trenching. The zone is still open down-dip. The Central Zone is a continuous, flat-lying, near surface mineralized zone lying between and above the Black and Western Roscoelite zones. It covers an area 300 metres wide by 600 metres long and remains open to expansion to the northeast. The total area of the surface expression of mineralized zones and untested anomalies at Mt. Kare now exceeds the surface area containing gold mineralization at the adjacent Porgera Mine.

Exploration History

Gold mineralization was first discovered on the Mt. Kare Property in 1986 by CRA Exploration during a regional stream sediment sampling program. At that time, Mt. Kare was an uninhabited subalpine valley where local people occasionally came to hunt. CRA's activities on the property attracted the attention of local people who found abundant alluvial and colluvial gold in the area. Over the next several years, a major gold rush took place on the property with an estimated one million ounces of gold being recovered from alluvial and colluvial deposits by up to 10,000 people working the field. CRA continued with its hardrock exploration program, including drilling 32 diamond drill holes. In addition, CRA acquired a portion of the alluvial gold rights through a joint venture with the local landowners, built a plant and started small scale production of colluvial and alluvial gold. However, carrying out exploration and alluvial mining in the middle of a major gold rush proved to be very difficult at Mt. Kare. Relations between CRA and the landowners deteriorated to a point where CRA decided to abandon the property and in 1993 it allowed its exploration license to lapse.

Exploration - Recent Results

Madison became involved in the Mt. Kare Property in 1996 and since then has completed 36,934 metres of diamond drilling, in addition to completing extensive programs of airborne and ground geophysics, soil geochemistry, mapping and trenching. As a result of this work, it proved possible to calculate a preliminary resource base for Mount Kare. This work was undertaken by the consulting company Watts, Grffis and McOuat and is tabulated below:

The existing geologic resource at Mt. Kare (using a 1.0 gm/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 gm/t Au) is estimated to be:

Resource Classification	Million Tonnes	g Au/t	g Ag/t
Indicated Mineral Resources Inferred Mineral Resources	14.68 10.85	2.36 1.98	33.7 22.7

The Mt. Kare Audit and Resource Estimate was prepared on behalf of Madison Enterprises Corporation by Watts Griffis and McOuat (“WGM”) in November of 1998 and updated by WGM in January of 2000, prior to the implementation of Canadian National Instrument 43-101 (“Canadian NI 43-101”).  As such, this estimate is not compliant with current Canadian NI 43-101 standards. Although Buffalo considers this resource estimate to be an historic estimate only, Buffalo does consider the resource estimate to be relevant.

Proposed Exploration

During 2006, Buffalo intends to undertake the following work at Mt. Kare:

●

A pre-feasibility study to be carried out by Snowden Mining Industry Consultants. This study also involves:

○

A ~4,500 metre drilling program to better define the grade/tonnage characteristics of the well mineralized Western Roscoelite Zone

●

A refinement of the structural interpretation leading to:

○

An evaluation of the currently known but previously uninvestigated targets on the property.

Snowden expects the pre-feasibility study to take 300 man days over a period of 7 months to complete to final report status and that the deliverable date for the report is November 2006. Snowden will base the undertaking of the proposed work in its Vancouver office and will work closely with representatives of Buffalo Gold to ensure that the work is completed in a timely basis. Consultants from other Snowden offices and consulting groups will be utilized to ensure that the best team to complete the work is available.

Additionally, a desktop mining study is being performed by Snowden to quantify critical aspects of the project, and to define those aspects, which will require additional site investigation over the course of the PFS. Input from qualified experts in the areas of Environmental and Social Impacts, Process Technology, Surface Infrastructure Design, Geotechnical Design, and Mine Design has been reviewed and included in this proposal.

As part of Buffalo's pre-feasibility work, the in-fill drilling program on the Western Roscoelite Zone began in mid-February 2006. This program consists of approximately 4,500 metres of diamond drilling in 40 to 50 drill holes in order to reduce the spacing of the ore zone intersections to 30 metre centres. Buffalo is planning to have a minimum of 3,000 metres completed by the end of July. This will allow for a recalculation of the indicated and inferred resource categories and completion of a Canadian NI 43-101 compliant resource estimate that will form the basis of the pre-feasibility study anticipated to be completed in the fourth quarter of 2006. The pre-feasibility study, which will be undertaken by The Snowden Group, is aimed at gaining a better understanding of the characteristics of the Western Roscoelite Zone, which potentially is the higher grade portion of the Mt. Kare deposit.

In addition to the foregoing in-fill drilling, further exploration will be undertaken and will focus on the expansion of the boundaries of the known resource, both along strike and down dip.

Beyond the area of the known resource, numerous other target areas exist within the Mt. Kare Property and these will be explored concurrently with the drill campaign on the known resource to develop drill targets at these other areas.

Red Property, British Columbia, Canada

Stewart Harris, P. Geo., the Company’s consulting geologist, is the qualified person responsible for the preparation of the technical information concerning the Red Property in this document.

The Company has, subject to regulatory approval, been granted an option to acquire a 60% interest in six claims in the Omineca Mining Division in north-central British Columbia known as the Red Property, located 40 kilometres south of Northgate’s Kemess Mine.  The Red Property is presently held under option by Gitennes Exploration Inc. (“Gitennes”), which can acquire a 100% interest in the Red Property, subject to a 1.5% net smelter return royalty.  The Company’s acquisition of an interest in the Red Property will be subject to the terms of the underlying option agreement.

In order to acquire its 60% interest in the underlying option agreement, the Company must pay Gitennes $30,000 on regulatory approval, incur expenditures of $600,000 by July 15, 2007, of which $100,000 must be incurred by July 15, 2006, and must make property payments to the underlying vendor totaling $150,000 by July 15, 2008.  Gitennes will remain responsible for the issuance of shares to the underlying vendor.  Upon the Company having incurred expenditures of $600,000, the Company and Gitennes will incur the balance of the $2,000,000 in expenditures required by the underlying option to be incurred by July 15, 2010 on a pro rata basis.  The Red Property is subject to a 1.5% net smelter return royalty that is capped at a maximum pay-out value of $12,000,000.

Location, Access and Physiography

The Red Property is accessible by helicopter from an unmaintained road accessing the McConnell Creek placer workings that passes approximately 5 kilometres west of the property.  This unmaintained road branches off the Omineca Resource Road (“ORR”) at approximately kilometres 119; the ORR is maintained year-round to service the Kemess Mine (located approximately 40 kilometres to the north) from the community of Mackenzie.  The power line that serves the Kemess Mine traverses alongside the ORR.  Regularly scheduled fixed wing aircraft service the Kemess Mine from Dease Lake, Prince George, Smithers and Vancouver.  The communities of Mackenzie, Smithers and Prince George are well-suited to provide logistical support and trained personnel.

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

The geology of the Red Property is characterized by a northwest-trending structural corridor that controls the emplacement of a broadly dioritic intrusive complex.  This structural corridor is defined by North Lineament-South Lineament Creeks and Bird-North Canyon Creeks; the dioritic intrusions and particularly the more altered and porphyritic varieties are located between these two drainage systems.  The intrusions are likely related to the Early Jurassic Fleet Peak pluton.  A significant mafic-ultramafic intrusive complex has also been mapped along the Bird-North Canyon Creek system.  These intrusions are emplaced into Takla Group andesites and sediments.  The Takla Group is represented on the property by andesite flows, andesite to dacite tuffs and fine-grained sediments.  Andesite flows are typically medium to dark green, massive to porphyritic but lacking well-developed flow textures.  Phenocrysts are variable with respect to species and abundance, with euhedral augite and hornblende crystals up to 5 millimetres across being the most common, comprising up to 40% of the rock.  Feldspar phenocrysts are also present.  Tuffaceous rocks vary from ash and crystal tuffs to andesite lapilli tuff and minor lapilli tuff breccia.  The finer-grained tuffaceous rocks are more prevalent structurally higher in the section and grade into a sequence of sediments.  The fine-grained tuffs vary from andesitic to dacitic in composition, although this may be a manifestation of alteration.

Mineralization

The Red Property hosts porphyry copper-gold mineralization. The most significant alteration and mineralization on the Red Property is observed in drilling where copper-gold±molybdenum mineralization is associated with sericite, silica, and quartz veining.  This alteration is best developed within porphyritic intrusions, but is also developed within andesite.  Also of importance on the Red Property is the mafic-ultramafic complex that is related to anomalous copper-cobalt-nickel-platinum group soil geochemistry.  Mineralization in the mafic-ultramafic complex is limited to cross-cutting quartz-sulphide veining and fracture-controlled pyrrhotite in melanodiorite, disseminated and sheeted magnetite±serpentine± chrysotile veinlets in gabbro-pyroxenite, and iron carbonate-quartz±mariposite veining in sheared gabbro-pyroxenite.  Quartz-sulphide veins have also been noted throughout the property and have returned significant copper, gold, silver and molybdenum values.  They are typically associated with chloritic shear zones that are up to approximately 30 centimetres wide, are sub-vertical and strike northwesterly for tens of metres.

Exploration History

Exploration in the area of the Red Property commenced in the 1930s when the Consolidated Mining and Smelting Company staked some of the prominent gossans and copper- and gold-bearing quartz veins.  Placer mining was also undertaken in nearby McConnell Creek.  The area was reinvestigated in the 1960s for porphyry copper style mineralization.

From 1968 to 1969, Cominco Ltd. carried out soil sampling, geological mapping and prospecting and drilled five holes totalling 303.9 metres, intersecting anomalous copper values in four of the five holes.  In 1977, Cominco undertook a program of ground geophysics, comprised of 14 line-kilometres of time domain induced polarization (“IP”)/resistivity and magnetics over a grid with 250- and 125-metre line spacings.

In 1973, Union Miniere Explorations and Mining Corporation Limited (“UMEX”) carried out grid soil sampling and ground magnetics surveying over a portion of the Red Property.  UMEX followed up this program in 1974 with one drill hole to a depth of 61.6 metres that intersected propylitically-altered intermediate volcanics with pyrite and locally traces of malachite.

In 1974, BP Minerals Limited (“BP”) carried out geological mapping, grid and contour soil sampling, geochemical stream and seep sediment sampling, and ground magnetic and induced polarisation surveys over a portion of the Red Property. BP followed up this program with two drill holes totalling 285.3 metres in 1975.  From 1976 to 1977, BP carried out soil sampling, overburden drilling and geophysical surveying over a portion of the Red Property.  BP undertook a follow-up program of additional deep overburden sampling and IP-resistivity surveying in 1978.  In 1981, BP carried out rock chip sampling on the same area.

BP Resources Canada Limited and Cominco Ltd. undertook a comprehensive geological, geochemical, geophysical and diamond drilling program over a portion of the Red Property in 1984.  Geological mapping, limited rock and soil geochemical sampling, EM, magnetics and IP surveying were conducted.  This was followed up by 1,003.5 metres of drilling in seven holes that were assayed for gold and copper.  Drilling intersected a variety of andesitic tuffs and porphyritic andesite intruded by diorite, diorite porphyry, quartz diorite porphyry and hornblende porphyry dykes.  Alteration includes bleaching, phyllic-argillic and propylitic alteration, and silicification.  Propylitic alteration is more prevalent within andesitic rocks while phyllic alteration is developed preferentially within dioritic intrusions.  Pyrite mineralization is common throughout as veinlets and fractures with lesser fracture-controlled chalcopyrite, and molybdenite with quartz veinlets.

In 2001, Brett Resources Inc. carried out limited rock and stream sediment sampling in conjunction with geological mapping.  In 2002, Solomon Resources Limited conducted a program of IP surveying over a portion of the Red Property.

In 2004, Gitennes carried out a two-phase program on the Red Property.  The first phase comprised geological mapping, prospecting, follow-up grid and contour soil sampling and IP surveying.  The second phase comprised two diamond drill holes totalling 448.7 metres to follow-up IP and geochemical anomalies.

Exploration - Recent Results

In the fall of 2005, Buffalo undertook a program of diamond drilling to further test the structural corridor that hosts this mineralization and its associated geophysical and geochemical anomalies at a cost of $275,000. The phase one drill program consisted of four drill holes totaling 626 metres that tested three separate targets within the main target area, as detailed below:

●

Drill hole R05-01 was collared to test a coincident IP chargeability anomaly and copper-in-soil geochemical anomaly approximately 150 metres northwest of drill hole R04-14. The hole was targeted to test the possible northwestern extension of the mineralized zone intersected in hole R04-14 (36.5 metres of 0.26% copper and 0.12 g/t gold). Drill hole R05-01 intersected alteration and mineralization similar to drill hole R04-14, however, the visible Chalcopyrite content was less than noted in hole R04-14. The drill hole returned 16.0 metres of 0.20% copper and 98 ppb silver.

●

Drill hole R05-02 tested a northwest trending gold and copper MMI anomaly that lies immediately south of and sub parallel to the main trend of copper mineralization intersected in previous drilling. This hole returned 9.6 metres of 0.085% copper and 50 ppb silver.

●

Drill holes R05-03 and R05-04 were collared to test the south-west trending contact zone between the ultramafic intrusive unit to the southwest and dioritic intrusive and Takla volcanic rocks to the northeast. Hole R05-03 intersected anomalous intervals of nickel mineralization while hole R05-04 intersected the following significant intervals: 22.5 metres of 0.11% copper and 24 ppb silver: 47.9 metres of 0.16% copper and 45 ppb silver; 9.0 metres of 0.53% copper and 266 ppb silver; 15.0 metres of 0.17% copper and 60 ppb silver.

In all cases above, there is insufficient information to determine whether intervals represent true widths.

Proposed Exploration

The Company is currently reviewing results from the 2005 program to determine if it will carry our further exploration on the Red Property, but has not yet reached a decision.

Gold FX Property, Australia

On February 3, 2006, the Company entered into a letter of intent, which was superseded by a February 28, 2006 agreement to acquire all of the shares of Gold FX Ltd. (“Gold FX”), a private Australian junior resource company, for issuance of 4,000,000 shares of the Company’s stock to all of the shareholders in Gold FX. Gold FX owns gold exploration properties and uranium exploration properties in Australia.

The Gold FX gold exploration properties are located in the Drummond Basin and Croydon Goldfields in Queensland and its uranium exploration properties are in the Georgetown area of Queensland, known gold and uranium fields, and the Amadeus basin of the Northern Territory.

Gold FX recognized an opportunity for exploration companies to drill deeper within known goldfields and utilize modern techniques to assess previously under-explored areas. Gold FX has an exploration strategy of exploring for gold and uranium mineralization associated with radiometric granites using modern radiometrics data.

Gold FX will focus on the discovery of large, intrusive related gold and uranium deposits within the large permit areas using modern geophysical techniques, geochemical sampling and drilling.  Gold FX began field exploration in April 2006, but has not received any results to date.

Murphy Ridge Property, Australia

On March 15, 2006, the Company was granted an option by Global Discovery Pty. Limited (“Global”), a private Australian company, to acquire a 100% interest in the Murphy Ridge uranium project in the north east Northern Territory, Australia. The Company has a binding letter of intent on the Murphy Ridge uranium project and has paid Global the initial A$50,000 non-refundable payment that provides for a due diligence period that expires on October 11, 2006. On completion of the due diligence period, the Company can exercise its option and acquire 100% of the project by issuing 200,000 shares to Global and agreeing to make a further payment of A$50,000 on the anniversary date of the option exercise.

The Murphy Ridge Project is within the same tectonic area and along the strike from Laramide Resources’ Westmoreland Project in Queensland. The Murphy Ridge Project comprises two strategically placed exploration permits totalling approximately 2,300 square kilometres.  The target is unconformity style uranium with a setting analogous to the world-class Ranger and Jabiluka Mines, also in the Northern Territory. The Company has not yet carried out any exploration on the Murphy Ridge Project but is planning to fly an airborne EM survey in mid-2006 to define the prospective host package under thin younger cover sediments.  This will be followed by drill testing of resultant targets later in the year

Hannah One Property, Australia

On May 1, 2006, the Company was granted an option to acquire a 100% interest in the Hanna 1 Nickel-Copper-PGE Project from Mel Dalla Costa, subject to a 5% net profit royalty.  In order to acquire its 100% interest in the Hanna 1 Project, the Company must pay Mr. Dalla Costa A$275,000 and issue 550,000 shares of the Company over a period of five years, spending not less than A$50,000 on exploration by June 24, 2006 and paying Mr. Dalla Costa a final payment of A$20,000,000 on or before May 1, 2012.

The Hanna 1 Nickel-Copper-PGE Project, previously explored by BHP Minerals, is located 400 kilometres south east of Kalgoorlie and includes a large gravity and magnetic anomaly interpreted to be part of a large magmatic complex and considered an excellent target for Voisey’s Bay, Norilsk and Jinchuan-style nickel sulphide deposits.  The Company is presently formulating its exploration plans for the Hanna 1 Project.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

This item is not applicable as the Company is not an accelerated filer, a large accelerated filer, or a well-known seasoned issuer and has no pending comments from the staff of the Commission.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

Year Ended December 31, 2005

In this discussion of Buffalo’s results of operations and financial condition, financial amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

The loss for the year ended December 31, 2005 was $1,400,000 compared to a loss of $81,000 in the prior year. Buffalo spent $1,419,000 on operations, $1,214,000 of which was spent in the fourth quarter. For the first two quarters of 2005, the Company was relatively inactive as it evaluated prospective properties. The large increase in expenditures in the year ended December 31, 2005 reflects the reactivation of the Company on the TSX Venture Exchange, exploration activity on the Mt. Kare and Red Properties, along with consulting fees and stock-based compensation.

The Company spent $275,000 on a drilling program for the Red Property and $126,000 maintaining the Mt. Kare Property.  Administrative expenses increased from $154,000 in 2004 to $1,018,000 in 2005. The largest elements of the increase were stock-based compensation (2005 - $661,000; 2004 - $nil) and consulting fees (2005 - $151,000; 2004 - $33,000). Consulting fees increased as new management staff were hired.

There were several other income and expense items that were not of a recurring nature. The Company recorded a $14,000 gain on the settlement of accounts payable and a $58,000 gain on the settlement of a loan payable. In 2004, the Company accrued a $95,000 gain on recovery of evaluation and due diligence costs.  By December 31, 2005, the Company had collected only half this amount and provided for the balance ($48,000) as being uncollectible. The Company continues to seek payment of this amount.

At December 31, 2005, the Company had total assets of $3,801,000 as compared to $207,000 at December 31, 2004. The increase is due primarily to cash generated from private placements, less amounts spent on operations and settlement of debts. On a net basis, operations for the year consumed cash of $507,000 compared to $18,000 in 2004. The operating loss of $1,400,000 was the largest element of cash flows from operating activities, offset by non-cash items including stock-based compensation ($661,000), the gain on settlement of loans payable ($58,000) and the provision for doubtful collection of a note receivable ($48,000) and by net working capital cash flows, including a $277,000 increase in accounts payable and accrued liabilities, which did not require cash flow.

Buffalo generated $4,121,000 from financing activities in the year ended December 31, 2005, with $3,446,000 of that happening in the fourth quarter. Proceeds from private placements of $4,482,000 were offset by share issue costs of $325,000 and the Company used $36,000 to repay loans payable.

The Company used $227,000 of cash in investing activities in the year ended December 31, 2005, with $222,000 being used in the purchase of exploration properties.

In aggregate, the Company generated cash of $3,386,000 in the year ended December 31, 2005, of which $2,990,000 was generated in the fourth quarter. The Company had a cash balance of $3,542,000 at December 31, 2005.

The net loss for the year ended December 31, 2005 was $1,400,000 or $0.14 per share as compared with a net loss for the year ended December 31, 2004 of $81,000 or $0.02 per share.

Year Ended December 31, 2004

In our discussion of results of operations and financial condition, amounts, other than per-share amounts, have been rounded to the nearest hundred dollars.

In the year ended December 31, 2004, the Company incurred expenses of $154,000 supporting its operations, down from $800,600 in the year ended December 31, 2003. The Company was active in China during the third quarter of 2003, but following termination of its Chinese activities in early 2004, the Company incurred fewer expenses. Most expenses were significantly lower than in 2003, with consulting fees down from $161,200 to $33,100, property investigation costs down from $294,300 to $nil and professional fees down from $122,300 to $63,700. The decline in expenses reflected the lower level of corporate activity after the Chinese activities stopped.

The Company incurred interest expense of $52,200 on loans payable. Of this amount, $22,300 is a recurring expense expected to continue until the loan was paid out and $29,900 relates to a share bonus payable in connection with the loan. Subsequent to year end, the Company reached a settlement with the holders of the loans payable.

In 2003, the Company entered into an agreement to acquire an interest in certain gold properties in the People’s Republic of China from Terrawest Resource Holdings Ltd. The Company conducted property evaluations and due diligence in 2003. In March 2004, the agreement effectively ended when Terrawest received a notice from its Chinese partners terminating Terrawest’s underlying agreement on the subject properties.  The Company agreed to abandon any claim against Terrawest in consideration of Terrawest and its principals providing two joint and several promissory notes totalling $100,000.  The promissory notes, each for $50,000, fell due on July 30, 2004 and December 31, 2004 respectively, bearing interest at the rate of 10% per year after their due dates. The present value of these promissory notes was $95,000 at the date of issue. This amount was recognized as a recovery of property evaluation and due diligence costs in the three months ended March 31, 2004.  The Company collected $50,000 on July 30, 2004 and $2,500 in April 2005. In 2004, the Company recognized interest of $5,100, being the implicit interest earned at a rate of 10% from March 31, 2004.

The net loss for the year ended December 31, 2004 was $80,700 or $0.02 per share as compared with a net loss for the year ended December 31, 2003 of $960,400 or $0.28 per share.

At December 31, 2004, the Company had total assets of $207,100 as compared to $47,500 at December 31, 2003. The increase was due primarily to funds received from a private placement, which generated net proceeds of about $140,000, the remaining note receivable, $50,000, less receivables collected and prepaid expenses drawn down in the period. The Company’s operations in 2004 were primarily financed by the collection of one of the Terrawest notes, by directors and officers deferring payment of amounts due and by the deferral of interest on the loans payable.  On a net basis, operations consumed cash of $17,500 compared to $606,700 in 2003.

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

B.

Liquidity and Capital Resources

Buffalo has undertaken the following financing transactions:

●

In April 2005, the Company reached an agreement with creditors that resulted in the settlement of debts of $448,000 by the issuance of 2,139,598 common shares at a value of $390,000.

●

In July 2005, the Company completed a private placement of 3,100,000 common shares at US$0.15 per common share for gross proceeds of $566,000. The Company incurred offering costs of $26,000.

●

In September 2005, the Company completed a private placement of 1,000,000 common shares at US$0.15 per common share for gross proceeds of $175,000.

●

In December 2005, the Company completed a private placement of 9,251,858 units at US$0.35 per unit for gross proceeds of $3,741,000. Each unit comprised one common share and a half-warrant to purchase a common share at US$0.50 for a period of two years from the closing date. The Company incurred cash offering costs of $299,000, paid 120,000 common units with a value of $49,000 as a corporate finance fee and paid 49,275 units with a value of $20,000 as an agent’s fee. In addition, the Company issued 693,889 broker warrants with a fair value of $194,000. The warrants were valued using the Black-Scholes option pricing model using volatility of 155%, a risk-free interest rate of 3.98% and an expected life of two years with a dividend rate of 0%.  These funds, in combination with cash on hand and the proceeds on realization of a note receivable, have been, or will be, used to develop the Red Property, maintain the Mt. Kare Property and finance general and administrative expenses.

●

In April 2006, the Company completed a brokered private placement of 3,565,000 units at a price of US$1.00 per unit to generate gross proceeds of US$3,565,000 to fund exploration work and for working capital. Each unit consists of one common share and one half common share purchase warrant with each full warrant having an exercise price of US$1.25 for a period of two years from the closing date. The Company paid a 7.5% commission, 3,565,000 brokers’ warrants on the same terms as the financing warrants and other administration and corporate finance fees.

In addition, during the year ended December 31, 2005, Buffalo completed the following transactions:

●

Directors and officers, or their companies, agreed to settle accounts payable by the Company of $280,000 in exchange for common shares at US$0.15 (approximately $0.18 at the time) per share, which resulted in the issuance of 600,688 common shares.

●

The holders of loans payable agreed to settle the principal amount of their debt for 25% in cash and 75% in common shares at US$0.15 (approximately $0.18 at the time). The loan holders also agreed to waive interest on the loans and the common share bonuses. This settlement resulted in the issuance of 1,538,910 common shares.

At December 31, 2005, the Company’s working capital position was $3,112,000.

The Company holds a note receivable for $47,500 that is in default. Although the note is secured by personal guarantees from individuals who are believed to have liquid assets sufficient to satisfy the note receivable, the Company provided for the doubtful collection of this amount in the quarter ended December 31, 2005.

Following the purchase of an interest in the Mt. Kare Property, the Company will require additional financing during the next 12 months to continue its operations and exploration.

There are no restrictions on the ability of subsidiaries to transfer funds to the Company. The Company has not made any commitments for capital expenditures, although it must make minimum option payments and incur minimum exploration expenditures in respect of its properties if it wishes to maintain its options:

	Mt. Kare	Red Property	Murphy Ridge	Hannah One
2006	$ 550,000	$ 50,000	$ 100,000	$ 75,000
2007	-	375,000	-	50,000
2008	-	50,000	-	50,000

In addition, the Company is committed to issuing common shares, as discussed in “Item 4D. Property, Plants and Equipment – Mt. Kare Property”.

Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements and its planned exploration on the Red Property, Mt. Kare Property, the properties owned by Gold FX, and the Murphy Ridge Property.

Outlook

We expect that expenses will increase in future quarters as the Company undertakes further exploration activity and incorporates Gold FX and Murphy Ridge into its operations. The preliminary exploration budget for the Mt. Kare Property is approximately $1,000,000 over the next 12 months, although this budget is being refined and may change materially. The preliminary exploration budget for the Red Property over the next 12 months has not been developed. The Company has not yet developed a budget for the Gold FX or Murphy Ridge properties.

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

F.

Tabular Disclosure of Contractual Obligations

At December 31, 2005, the Company had no contractual obligations of the type required to be disclosed in this section. The Company must however make payments to maintain its option interests as disclosed in Item 5B above.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Damien Reynolds

Mr. Reynolds assumed the role of President on an interim basis in March 2006. Mr. Reynolds is now chairman of the board of directors and chief executive officer. He has been involved in the junior resource sector for twenty years and is currently also the CEO of Tournigan Gold Corporation. Tournigan is a gold exploration and development company that is advancing two European gold properties which currently have 1.9 million ounces of gold resources into operating mines in Europe. He also serves as a director of Australian-listed D'Aguilar Gold Ltd., currently developing projects in Australia and Central Asia. Mr. Reynolds is 38 years old.

Simon Anderson

Mr. Anderson is the secretary and chief financial officer of the Company.  Mr. Anderson is a Chartered Accountant, and from 1994 to 1996 was a partner with BDO Dunwoody, an international accounting and consulting firm, where he specialized in mergers, acquisitions and valuations.  Since 1996, Mr. Anderson has been a 50% owner and vice president of MCSI Consulting Group.  He has served as a director or senior officer of a number of public companies since 1996.  Mr. Anderson is 45 years old.

Greg Moseley

Mr. Moseley has been appointed vice president of exploration.  Mr. Moseley holds a master’s degree in exploration geology from the Royal School of Mines in London and brings over 40 years in the exploration business, mainly in Africa and South America. After 18 years with Gencor, including eight years as exploration director for South America and four years as technical manager in Africa, he joined Vengold as VP of exploration in Venezuela.  In 1993, he co-founded Exploro Minerals, an exploration company focused mainly in Brazil, Peru and Chile.  He will be responsible for leading the technical oversight of existing operations at the Mt. Kare project in Papua New Guinea.  Mr. Moseley is 64 years old.

Stephen E. Flechner

Mr. Flechner has been appointed vice president and general counsel for Buffalo.  Mr. Flechner holds a Doctorate in Law from Yale University and is the former vice president, secretary and general counsel of Gold Fields Mining Corporation. In that position, he established and directed corporate legal, land and environmental functions to acquire, permit, finance, develop and expand low cost heap-leach gold mining operations at Ortiz in New Mexico, at Mesquite in California, and at Chimney Creek in Nevada. Mr. Flechner has mining industry experience in the United States, Australia, Bolivia, Canada, Chile, Ghana, Ireland, Kazakhstan, Mexico, and Slovakia.  Mr. Flechner is 63 years old.

Mark Dugmore

Mr. Dugmore, Gold FX’s managing director, has been appointed as Buffalo’s vice-president corporate development.  Mr. Dugmore holds a master’s degree in exploration and mining geology from James Cook University, Australia and has 20 years global experience in the mining and minerals exploration industry. This experience includes serving as manager for Australia/Asia/Africa and global base metals for BHP Minerals and as an independent consultant providing advice to the mining industry and government.  Mr. Dugmore is 43 years old.

J.G. Stewart

Mr. Stewart is a director of the Company.  Mr. Stewart is a lawyer who has practiced law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 47 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company.  He is a consulting geologist who, through his company, Lakehead Geological Services, Inc., provides geological consulting services for a number of Canadian private and public companies including Madison Enterprises Ltd. and Oromin Explorations Ltd.  Mr. Turnbull is 43 years old.

John Park

Gold FX's Australian based Chairman, John Park will join the Buffalo board as a non-executive director. John is chairman of AIM-listed African Eagle Resources plc, which operates in Tanzania, Zambia and Mozambique and is a non-executive director of TSX listed Longview Strategies Inc. Originally a metallurgist he has held senior management & board positions in a number of well-known minerals companies including Selection Trust, BP Minerals and Cluff Minerals and was a founder and executive director of SAMAX Resources which listed on the TSE as SAMAX Gold Inc. in late 1996 and was acquired for more than $200 million by Ashanti Goldfields Inc. in November 1998. John brings to the board of Buffalo a sound knowledge and considerable experience of a number of aspects of the minerals business combined with a record of success in the commercial and financial side of the industry.

There are no family relationships between any of the people named above. There are agreements in effect between Buffalo and Longview Capital Partners, which Mr. Reynolds controls (see “Item 4D. Property, Plants and Equipment – Mt. Kare Property”) and between Buffalo and Madison Minerals Inc. in which Mr. Stewart is a shareholder and director (see also “Item 4D. Property, Plants and Equipment – Mt. Kare Property”).

B.

Compensation

During the fiscal year ended December 31, 2005, the Company paid or accrued a total of $203,250 in compensation to its directors and officers.  This amount does not take into account rent paid to companies owned by officers and directors or 1,650,000 incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2005 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company under applicable Canadian laws.

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

Cash and Non-Cash Compensation – Executive Officers and Directors

The Company currently has five executive officers: Damien Reynolds, president and chief executive officer; Simon Anderson, chief financial officer, Stephen Flechner, vice president and general counsel, Greg Moseley, vice president of exploration, Mark Dugmore, vice president corporate development.  Mr. John Tully was an executive officer until his death in March 2006. Mr. Flechner and Mr. Moseley became executive officers in 2005 and Mr. Dugmore became an executive officer in 2006. As noted above, Mr. Turnbull and Mr. Stewart are non-executive directors of the Company. Mr. Park is expected to become a non-executive director in 2006.

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal year ended December 31, 2005 in respect of the individuals who were, at December 31, 2005, the Company’s directors and members of management:

Summary Compensation Table

For the Year Ended December 31, 2005	Consulting and Professional Fees	Contingent or Deferred Compensation
Damien Reynolds, president, chief executive officer and chairman of the board[1]	$34,000	$ nil
John Tully, former president and chief executive officer	28,500	$ nil
Simon Anderson, chief financial officer[2]	23,000	$ nil
Greg Moseley, vice president exploration	20,000	$ nil
Stephen Flechner, vice president and general counsel	12,000	$ nil
James G. Stewart, director[3]	61,250	$ nil
Douglas Turnbull, director[4]	24,500	$ nil

	203,250

(1) Longview Capital Partners, a company controlled by Mr. Reynolds, received $50,000 in respect of an option to purchase the Mt. Kare Property, as described in “Item 4D. Property Plants and Equipment – Mt. Kare Property”.

(2) In 2005, MCSI Consulting Services Inc. , a company 50% owned by Mr. Anderson, received $2,700 on account of rent.

(3) In 2005, Madison Mineral Inc. a company for which Mr. Stewart is a director and a shareholder, received $50,000 in respect of an option to purchase the Mt. Kare Property, as described in “Item 4D. Property Plants and Equipment – Mt. Kare Property”

(4) In 2005, Lakehead Geological Services Inc., a company controlled by Mr. Turnbull, received $5,075 on account of rent.

Option Grants in Last Fiscal Year

The Company granted stock options during the fiscal year ended December 31, 2005 to its officers and directors as follows:

Name	Stock Options Granted (Common Shares)	Purchase Price	Exercise Price	Expiration Date
Damien Reynolds	250,000	nil	US$0.35	Oct 5, 2010
John Tully	250,000	nil	US$0.35	Oct 5, 2010
Simon Anderson	200,000	nil	US$0.375	Dec 13, 2010
Greg Moseley	250,000	nil	US$0.375	Dec 13, 2010
Stephen Flechner	200,000	nil	US$0.375	Dec 13, 2010
James G. Stewart	200,000	nil	US$0.35	Oct 5, 2010
Douglas Turnbull	200,000	nil	US$0.35	Oct 5, 2010

Pension and Retirement Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its executive officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this annual report, except that directors are compensated for their actual expenses incurred in the conduct of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. At present, directors are compensated as follows: Damien Reynolds $15,000 per month, James G. Stewart $10,000 per month and Douglas Turnbull $4,000 per month. These individuals are paid though their respective management companies.

There were no repricings of stock options held by directors and officers of the Company during the fiscal year ended December 31, 2005.

C.

Board Practices

The directors of Buffalo hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election. Damien Reynolds has been a director of the Company since October 2004, its Chairman since October 2004 and its president and chief executive officer since March 27, 2006. J.G. Stewart was the secretary of the Company from May 1998 until he resigned in April 2003, and has been a director of the Company since November 1999.  Douglas Turnbull has been a director of the Company since June 2001.

The Company does not have any arrangement to provide benefits to directors upon termination.

The Company’s audit committee is comprised of J.G. Stewart, Douglas Turnbull and Damien Reynolds. The audit committee is appointed by the board of directors and its members hold office until removed by the board of directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The audit committee operates under the terms of an audit committee charter. In summary, the audit committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the board of directors whether or not to approve such statements.  At the request of the Company’s auditors, the audit committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the board of directors or the shareholders of the Company.

The complete audit committee charter follows:

STATEMENT OF POLICY

The purpose of the audit committee is to assist the board of directors (“the Board”) in discharging its responsibilities with respect to the accounting policies, internal controls, and financial reporting of Buffalo Gold Ltd. (the “Company”). The audit committee is also responsible for monitoring compliance with applicable laws and regulations, standards of ethical business conduct, and the systems of internal controls. The audit committee shall have the authority to retain special legal, accounting, or other consultants to advise the audit committee. The audit committee may request any officer or employee of the Company, or the Company’s outside counsel or independent auditor to attend a meeting of the audit committee or to meet with any members of, or consultants to, the audit committee.

MEMBERSHIP REQUIREMENTS

The audit committee shall conform to the requirements of the policies of the TSX Venture Exchange in effect from time to time, and comprise at least three directors, of whom a majority are not employees. Audit committee members will be appointed annually.

RESPONSIBILITIES

The primary responsibility for financial and other reporting, internal controls and compliance with laws and regulations and ethics rests with the management of the Company. However, the board of directors has determined that:

A.

The audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

B.

Any engagement of the independent auditor to perform services other than audit, review and attest services must be approved by the audit committee. In order to safeguard the independence of the auditor, for any proposed non-audit engagement: (i) management and the auditor must affirm to the audit committee that the proposed non-audit service is not prohibited by applicable laws, rules or regulations; (ii) management must describe the reasons for hiring the auditor to perform the services; and (iii) the auditor must affirm to the audit committee that it is qualified to perform the services.

C.

The Company’s independent auditor shall report directly to the audit committee.

D.

The audit committee is responsible for resolving any disagreements between the Company’s management and independent auditor regarding financial reporting.

E.

The audit committee shall establish procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls and auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

F.

The audit committee may engage independent counsel and other advisers as it determines necessary to carry out its duties.

G.

The audit committee may use funds from the Company to (i) compensate any independent auditor engaged by the audit committee for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensate any advisers employed by the audit committee, and (iii) pay for any ordinary administrative expenses of the Committee that are necessary to carry out its duties.

SPECIFIC DUTIES

The audit committee has the following specific duties and reporting requirements:

1.

The audit committee shall meet on a regular basis and call special meetings as circumstances require.

2.

The audit committee shall report its activities to the Board on a regular basis, such as after each meeting, so that the Board is kept informed of its activities on a current basis.

3.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

4.

Review and recommend to the Board the independent auditors to be selected to audit the financial statements of the Company, its divisions and its subsidiaries, if any.

5.

Receive periodic reports and/or disclosures from the independent auditors delineating all relationships with the Company, review any disclosed relationships that may impact the objectivity and independence of the auditors, and recommend that the Board take appropriate action in response to the independent auditors’ report to satisfy itself of the auditors’ independence.

6.

Approve the fees of the independent auditors budgeted for each year.

7.

Evaluate the performance of the independent auditors.

8.

Review with management and the independent auditors, the Company’s periodic financial statements, related footnotes and management’s discussion and analysis.

9.

Meet periodically with management to review the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

10.

Meet with the independent auditors and financial management of the Corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof, review such audit, including any comments or recommendations of the independent auditors.

11.

Review with management and the independent auditors major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company’s financial statements.

12.

Review with the independent auditors and the Company’s financial management, the adequacy and effectiveness of the accounting and financial controls of the Corporation, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new and more detailed controls or procedures are desirable.

13.

Provide sufficient opportunity for the independent auditors to meet with the members of the audit committee without members of management present. Among the items to be discussed in these meetings are the independent auditors’ evaluation of the Corporation’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

14.

Review, with the Company’s outside counsel when appropriate, any legal matters that may have a material impact on the organization’s financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

15.

Review with the independent auditor any problems or difficulties the auditors may have encountered and any management letter provided by the auditor and the Company’s response to that letter. Such review should include any difficulties encountered in the course of the audit work including any restrictions on the scope of activities or access to required information.

16.

Advise the Board with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Corporation’s by-laws and other adopted policies and procedures.

17.

The audit committee shall instruct the independent auditors that, if any significant problems are uncovered or if there are any areas that require its special attention, the chairman of the audit committee is to be so advised.

18.

The audit committee shall obtain from management explanations for all significant variances in the financial statements between years. The audit committee should consider whether the data are consistent with periodic management’s discussion and analysis (MD&A).

19.

The audit committee and the Board shall consider whether the independent auditors should meet with the full Board to discuss any matters relative to the financial statements and to answer any questions that other directors may have.

Investigate any matter brought to the audit committee’s attention within the scope of its duties, with the power to retain outside counsel, accountants, or others to assist in the conduct of the investigation if the audit committee deems appropriate.

D.

Employees

During the fiscal year ended December 31, 2005, the Company had an average of three employees, all of whom worked out of the Company’s head office. Of the three employees, one worked in management, one in accounting and one in investor relations. From October 11 through to the end of the year, the Company was also responsible for a further employee associated with its Mt. Kare project. All employees were engaged either through a management company or as consultants. During the fiscal years ended December 31, 2005, 2004 and 2003, the Company had an average of three, two and five employees respectively.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in Items 6A and 6B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at May 2005	Number of Options or Warrants Outstanding at May 9, 2005[8]	Beneficial Percentage Ownership[1]	Exercise Price	Expiry Date
Damien Reynolds[2]	857,700	250,000	3.7%	US$0.35	Oct. 5, 2010
Simon Anderson[3]	64,408	200,000	0.9%	US$0.375	Dec. 13, 2010
J.G. Stewart[4]	487,411	236,000	2.4%	US$0.50	Apr. 16, 2008
				US$0.35	Oct 5, 2010
John Tully[5]	367,760	250,000	2.1%	US$0.35	Oct. 5, 2010
Douglas Turnbull[6]	450,988	236,000	2.3%	US$0.50	Apr. 16, 2008
				US$0.35	Oct 5, 2010
Steve Flechner	-	200,000	0.7%	US$0.375	Dec. 13, 2010
Greg Moseley	-	250,000	0.8%	US$0.375	Dec. 13, 2010
Mark Dugmore[7]	965,517	100,000	3.5%	US$1.05	Mar. 31, 2011
Total:	3,193,784	1,722,000	16.3%
1.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 9, 2006, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 30,117,332 common shares outstanding as of May 9, 2006.

2.

Common shares held through Longview Investments Limited in which Mr. Reynolds owns a beneficial interest. Longview Capital Partners Limited, another company in which Mr. Reynolds owns a beneficial interest, is also eligible, subject to regulatory approval, to receive 17,000,000 common shares of the Company once the Company acquires a 49% interest in the Mt. Kare Property. This calculation does not take account of the 17,000,000 shares potentially issuable to Longview Capital Partners Limited.

3.	Common shares held through MCSI Capital Corp. in which Mr. Anderson holds a 50% interest.
4.	All common shares and options are held through J.G. Stewart Law Corporation, which is controlled by Mr. Stewart.
5.	247,760 common shares held through John V. Tully & Associates Inc., which was controlled by Mr. Tully. The options are held by Mr. Tully’s estate.
6.	Common shares held through Lakehead Geological Services Inc., which is controlled by Mr. Turnbull.
7.	Common shares held by Susan Rosemary Dugmore as Trustee for Gold Investment Trust.
8.	All options were acquired at no cost.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares:

Name	Number of Common Shares Held at May 9, 2006	Percentage of Common Shares Outstanding at May 9, 2006

Firebird Global Master Fund Ltd.	4,000,000	13.3%

CDS & Co.	18,872,516	62.7%

Total:	22,872,516	75.9%

There were no material changes in the major shareholdings from 2003 to 2004, but the major shareholdings did change significantly from 2004 to 2005. The main reason for the change was a series of private placements undertaken by the Company that resulted in the Company issuing 15.7 million shares in 2005. In our 2004 annual report, we reported that Affaires Financiers SA held 8.9% of the issued common shares; it is not known if Affaires Financiers SA still owned any common shares at May 9, 2006.  No major shareholder has been awarded any special or different voting rights.

To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly. The Company is not aware of any arrangement that could result in a change in control of the Company. The Company has however committed, in certain circumstances, to issue 17,000,000 common shares to Longview Capital Partners (see “Item 4D. Property Plants and Equipment – Mt. Kare Property”). While this share issuance would not result in Longview Capital Partners owning more than 50% of the Company’s issued shares, it could result in a change in effective control of the Company.

As at May 9, 2006 there were 30,117,332 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at May 9, 2006, there were seven registered holders of the Company's common shares resident in the United States, holding an aggregate 371,948 common shares, including 276,908 shares held by Cede & Co. This number represents approximately 1% of the total issued and outstanding common shares of the Company as at May 9, 2006.

B.

Related Party Transactions

In the period since the beginning of the Company’s preceding three financial years, up to the date of this document, the Company has not entered into any loans with directors, officers or other related parties except for expense advances in the ordinary course of business.

The Company has entered into the following transactions that are material to the Company.

The Company incurred the following expenses with a law firm and consulting firms controlled by directors, an officer and a former director:

	2005	2004	2003

Consulting fees	$ 110,000	$ 25,000	$ 94,000
Property evaluation and due diligence costs	-	-	174,374
Professional fees	49,500	-	97,019
Share issue costs	5,500	-	-
Exploration property	6,250	-	-
Rent and office costs	7,775	12,000	22,000

Included in accounts payable and accrued liabilities at December 31, 2005 is $25,000 (2004 - $158,082) due to a law firm controlled by a director and $38,427 (2004 - $173,818) due to consulting companies controlled by directors, an officer and a former director. During 2005, the Company settled accounts payable due to related parties of $280,743 through the issuance of 1,538,910 common shares.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Mt. Kare Property

On October 20, 2005, the Company entered into an option agreement with Longview Capital Partners Limited to acquire up to a 90% interest in the Mt. Kare Property in Papua New Guinea. Longview holds an option from Madison to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property. Longview is beneficially owned by one of the Company’s directors. One of the Company’s directors is also a director and shareholder of Madison.

In order to acquire its interest in the Mt. Kare Property, the Company will assume Longview’s obligations under its agreement with Madison as follows:

●

The Company will complete a preliminary feasibility study by January 4, 2007 and pay Madison, in cash or shares at Madison’s election, a total of $500,000 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), a wholly-owned subsidiary of Madison that is the holder of the Mt. Kare Property. The Company paid $100,000 to Madison in 2005 and a further $200,000 in 2006.

●

The Company can acquire a further 2% interest (51% in the aggregate) by paying, in cash or shares at the Company’s election, a further $500,000 on or before February 15, 2007.

●

The Company can acquire a further 14% interest in Madison PNG (65% in the aggregate) by completing a bankable final feasibility study by July 4, 2008.

After acquiring at least a 51% interest, the Company will have the right to acquire the balance of Madison’s interest based on an independent valuation of Madison’s remaining interest for cash or shares of the Company or a combination of both. If the Company elects not to acquire Madison’s remaining interest, the Company and Madison will enter into a joint venture for the further development of Mt. Kare.

Subject to regulatory approval, the Company will issue Longview 17,000,000 common shares at a deemed price of US$0.25 per share upon the Company having acquired the initial 49% interest in Madison PNG from Madison. In addition, the Company has agreed to pay Longview $200,000 in blocks of $50,000 on signing of the acquisition agreement and every three months thereafter until paid.

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This annual report contains the financial statements for the Company for the fiscal year ended December 31, 2005, which contains a report of an independent registered public accounting firm dated April 11, 2006, balance sheets as at December 31, 2005 and 2004, statements of operations and deficit for the fiscal years ended December 31, 2005, 2004 and 2003, statements of cash flows for the fiscal years ended December 31, 2005, 2004 and 2003 and notes to the financial statements.

The Company has not, nor intends to, distribute cash payments of dividends to its shareholders.

B.

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report on Form 20-F except for the following:

●

The Company entered into a letter of intent, which was superseded by a February 28, 2006 agreement to acquire all of the shares of Gold FX for the issuance of 4,000,000 shares of the Company’s stock to the shareholders of Gold FX.

●

On March 15, 2006, the Company was granted an option by Global Discovery Pty. Limited (“Global”) to acquire a 100% interest in the Murphy Ridge uranium project in the Northern Territory, Australia for an initial payment of $50,000 that will provide for a due diligence period, expiring October 11, 2006. After expiration of the due diligence period, the Company may exercise its option and acquire 100% of the project by issuing 200,000 of its common shares to Global and agreeing to make a further payment of $50,000 on the option exercise anniversary.

●

In April 2006, the Company completed a brokered private placement of 3,565,000 units at a price of US$1.00 per unit to generate gross proceeds of US$3,565,000 to fund exploration work and for working capital. Each unit consists of one common share and one half common share purchase warrant with each full warrant having an exercise price of US$1.25 for a period of two years from the closing date. The Company paid a 7.5% commission, 3,565,000 brokers’ warrants on the same terms as the financing warrants and other administration and corporate finance fees.

●

On May 1, 2006, the Company was granted an option to acquire a 100% interest in the Hanna 1 Nickel-Copper-PGE Project from Mel Dalla Costa, subject to a 5% net profit royalty.  In order to acquire its 100% interest in the Hanna 1 Project, the Company must pay Mr. Dalla Costa A$275,000 and issue 550,000 shares of the Company over a period of five years, spending not less than A$50,000 on exploration by June 24, 2006 and paying Mr. Dalla Costa a final payment of A$20,000,000 on or before May 1, 2012.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company for each of the past five fiscal years, most recent six months and for each fiscal quarter in each of the last two full financial years and subsequent periods on the TSX Venture Exchange and the NEX are as follows:

	High	Low
Annual
2005	US$0.54	US$0.12
2004	US$0.27	US$0.10
2003**	US$0.90	US$0.01
2002	US$0.18	US$0.01
2001	US$0.12	US$0.01

Quarterly
2006
First Quarter	US$1.40	US$0.37

2005
Fourth Quarter	US$0.54	US$0.28
Third Quarter	US$0.38	US$0.16
Second Quarter	US$0.215	US$0.13
First Quarter	US$0.22	US$0.11
2004
Fourth Quarter	US$0.20	US$0.05
Third Quarter	US$0.10	US$0.07
Second Quarter	US$0.68	US$0.09
First Quarter*	n/a	n/a

Monthly
2006
April	US$1.57	US$0.84
March	US$1.29	US$0.85
February	US$1.40	US$0.55
January	US$0.60	US$0.37
2005
December	US$0.54	US$0.37
November	US$0.46	US$0.35

* Trading in the Company’s shares was halted in the normal course from October 21, 2003 to April 2, 2004 pending a review by the TSX Venture Exchange of the proposed Terrawest acquisition.

** The Company’s shares were consolidated on a one for ten basis in February, 2003.

The Company’s shares have also traded on the Over the Counter Market and the Frankfurt Exchange, as described in “Item 9C. Markets”, but the trading volumes have not to date been significant.

B.

Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

Since August 4, 2005, the Company’s shares have traded on the TSX Venture Exchange under the symbol BUF.U. Previously, the Company’s common shares traded on the NEX Exchange from December 17, 2003 until August 4, 2005, on the TSX Venture Exchange from October 10, 2000 to December 16, 2003 and on the Canadian Dealing Network from December 1, 1998 to October 9, 2000.

While most of the Company’s shares are traded on the TSX Venture Exchange, the Company’s shares have also traded on the Over the Counter market in the United States (BYBUF) since April 21, 2006 and on the Frankfurt Exchange (B4K) since February 2006.

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

ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

The information required under this section was previously reported in a registration statement filed under Form 20-F and is incorporated by reference.

C.

Material Contracts

The Company entered into the following material contracts during the past two years:

Due to Related Parties Settlement

In April 2005, subject to regulatory approval, directors and officers, or their companies, agreed to settle accounts owing to them of $280,700 in exchange for common shares at US$0.15 (approximately $0.18) per share, which resulted in the issuance of 1,538,910 common shares.

Notes Payable Settlement

In April 2005, subject to regulatory approval, the holders of loans payable representing a liability of $196,647 at December 31, 2004, agreed to settle the principal amount of their debt for 25% in cash and 75% in common shares at US$0.15 (approximately $0.18). The loan holders also agreed to waive interest on the loans and common share bonuses that were otherwise due. This settlement resulted in the issuance of approximately 600,688 common shares.

Red Property

In May 2005, the Company signed an option agreement with Gitennes Exploration Inc. (“Gitennes”) effective April 15, 2005. Gitennes has an option to acquire a 100% interest in the Red Property subject to a 1.5% net smelter return royalty. Gitennes has granted the Company, subject to regulatory approval, an option to acquire a 60% interest in the Red Property, which is described in more detail in Item 4.A.

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

Mt. Kare Option Agreement

On October 20, 2005, the Company entered into an option agreement with Longview Capital Partners Limited (“Longview”) to acquire up to a 90% interest in the Mt. Kare Property in Papua New Guinea. Longview holds an option from Madison Minerals Inc. (“Madison”) to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property. Longview is beneficially owned by one of the Company’s directors. Another of the Company’s directors is also a director and shareholder of Madison.

In order to acquire its interest in the Mt. Kare Property, the Company assumed Longview’s obligations effective October 11, 2005 as described in Item 5B above.

This acquisition required the approval of the Company’s shareholders, which was subsequently granted at a special general meeting held on March 6, 2006.

Gold FX Ltd.

On February 3, 2006, the Company entered into a letter of intent, superseded by an agreement dated February 28, 2006, to acquire all of the shares of Gold FX Ltd. in exchange for issuance of 4,000,000 shares of the Company’s common stock to all of the shareholders of Gold FX Ltd.

Murphy Ridge

On March 15, 2006, the Company was granted an option to acquire a 100% interest in the Murphy Ridge uranium project in the Northern Territory, Australia via a binding letter of intent and the payment of a non-refundable A$50,000 provision for due diligence to Global Discovery Pty. Limited. Upon expiration of the due diligence period on October 11, 2006, the Company can exercise its option by issuing 200,000 of its common shares to Global and agreeing to make a further A$50,000 payment one year from the date of the exercise.

Hannah One

On May 1, 2006, the Company was granted an option to acquire a 100% interest in the Hanna 1 Nickel-Copper-PGE Project from Mel Dalla Costa, subject to a 5% net profit royalty.  In order to acquire its 100% interest in the Hanna 1 Project, the Company must pay Mr. Dalla Costa A$275,000 and issue 550,000 shares of the Company over a period of five years, spending not less than A$50,000 on exploration by June 24, 2006 and paying Mr. Dalla Costa a final payment of A$20,000,000 on or before May 1, 2012

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10E. Additional Information – Taxation” below.

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

I.

Subsidiary Information

The Company did not have any subsidiaries at December 31, 2005. In March 2006, the Company acquired the shares of Gold FX which in turn has a subsidiary Gold Finance and Exploration Pty. Ltd. Both subsidiaries are wholly-owned and incorporated under the laws of Australia.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company believes that its primary market risk relates to fluctuations in exchange rates. The Company’s common shares are quoted in US dollars but substantially all of its expenditures are in Canadian dollars and Papua New Guinea kina. Furthermore, the Company may make significant expenditures in Australian dollars. The Company does not currently engage in exchange hedging and is exposed to foreign exchange risk. The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.

At present, the functional currency for the Company is the Canadian dollar. The following table summarizes expenditures in currencies other than the Canadian dollar and the effect of a 10% change in the exchange rate between the Canadian dollar and the Papua New Guinea kina. We believe that a 10% change in the exchange rate is reasonably likely.

	Denominated in		Tota Value in C$	Effect of a 10% Change in Exchange Rate
	C$	Kina
Cash	3,541,708	-	3,541,708	0.0%
Accounts payable and accrued liabilities	461,395	-	461,395	0.0%

Exploration expenditures	274,691	314,385	400,445	3.1%

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

In September 2003, the Company borrowed $152,131 under promissory notes payable that were due, at the latest, on March 31, 2004. The Company did not make any principal and interest payments in respect of these notes payable, nor did it pay a common share bonus that was subject to regulatory approval. The promissory note holders did not make a formal demand for payment and, in April 2005, agreed to accept repayment of 25% of the principal in cash and 75% of the principal in common shares using a share price of US$0.15 (approximately $0.18 at the time). As part of the settlement, the note holders agreed to waive interest and the common share bonus.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Neither the Company nor, to the best of its knowledge, anyone else, has modified materially or qualified the rights evidenced by any class of registered securities.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

As of December 31, 2005, an evaluation was carried out by the Company's chief executive officer and chief financial officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company's chief executive officer and chief financial officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed by the Company, in reports that it files or submits, under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

ITEM 16.

RESERVED

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors does not have an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission as the listing requirements of the TSX Venture Exchange do not require that the Company have an audit committee financial expert.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a Code of Ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. The Company undertakes to provide a copy of the Company’s Code of Ethics to any person, without charge, upon request in writing to the Secretary of the Company.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal years ended December 31, 2005 and 2004, the Company paid or accrued the following amounts to Davidson & Company LLP, the Company’s principal accountants, for the following categories of services:

	2005		2004
Type of Fees	Amount Paid or Accrued	Percentage of Services	Amount Paid or Accrued	Percentage of Services
Audit fees	$21,000	96%	$24,450	96%[1]
Audit-related fees	-		-	0%
Tax fees	1,000	4%	1,000	4%
All other fees	-		-	0%
Total fees	$22,000	100%	$25,450	100%

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	-

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company complies with the listing standards for audit committees and therefore this section is not applicable.

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

(a)

Financial Statements

(b)

Exhibits

Exhibit No.	Description of Document	Page No.

*1.A.	Certificate of Amalgamation of the Company
*1.B.	Articles of Amalgamation of the Company
*1.C.	By-Laws of the Company
*4.A.	Amalgamation Agreement dated April 30, 1998 between Buffalo Diamonds Ltd., 656405 Alberta Ltd. and the then shareholders of 656405 Alberta Ltd.
*4.B.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and 718709 Alberta Ltd.
*4.C.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Raymond Haimila
*4.D.	Asset Conveyance Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Jay Haimila
*4.E.	Discovery Bonus Agreement dated May 5, 1998 between Buffalo Diamonds Ltd. and Western Capital Corporation
*4.F.	Agency agreement dated May 11, 1998 between Buffalo Diamonds Ltd. and Yorkton Securities Inc. with respect to the brokered private placement which closed on July 21, 1998
*4.G.	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and Western Capital Corporation
*4.H	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and 718730 Alberta Ltd.
*4.I.	Asset Conveyance Agreement dated May 15, 1998 between Buffalo Diamonds Ltd. and Leo Edward Halonen
*4.J.	Option Agreement dated September 10, 1998 between Buffalo Diamonds Ltd. and New Claymore Resources Ltd. regarding the Varlaam Property
*4.K.	Amalgamation Agreement dated October 23, 1998 between Buffalo Diamonds Ltd. and TLT Resources Ltd.
*4.L.	Agency Agreement dated November 28, 2000 between the Company and Yorkton Securities Inc.
*4.M.

Mineral Property Option Agreement dated for reference the 5th day of February, 2002 between Buffalo Diamonds Ltd., New Claymore Resources Ltd. and BHP Billiton Diamonds Inc. regarding the Calling Lake and Varlaam Properties

*4.N.	Consulting agreement made effective as of March 1, 2003 between the Company and MCSI Consulting Services Inc.
*4.O.	Option agreement signed in May 2005 but made effective April 15, 2005 between the Company and Gitennes Exploration Inc.
*4.P.

Property option agreement effective September 3, 2004 between D.L. Cooke and Associates Ltd, David L. Cooke, S&P Capital Corp. and Gitennes Explorations Inc. that is referenced by the agreement Exhibit 4.O.

*4.Q.	Debt settlement agreement dated April 14, 2005 between the Company and Liberty Management LLC.
*4.R.	Debt settlement agreement dated April 14, 2005 between the Company and David Mitchell
*4.S.	Debt settlement agreement dated April 14, 2005 between the Company and Richard Smith
*4.T.	Debt settlement agreement dated April 14, 2005 between the Company and Julian Baldry
*4.U.	Debt settlement agreement dated April 14, 2005 between the Company and Oliver Meixner
*4.V.	Debt settlement agreement dated April 14, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.W.	Debt settlement agreement dated April 14, 2005 between the Company and Lakehead Geological Services Inc.
*4.X.	Debt settlement agreement dated April 14, 2005 between the Company and John V. Tully & Associates Inc.
*4.Y.	Debt settlement agreement dated April 14, 2005 between the Company and MCSI Consulting Services Inc.
4.Z.	Option agreement dated October 11, 2005 between the Company and Longview Capital Partners Limited.	63
4.AA.	Agreement dated February 28, 2006 between the Company and Gold FX Limited.	95
4.AB.	Option agreement dated March 15, 2006 between the Company and Global Discovery Pty. Limited.	121
4.AC.	Audit committee charter	125
4.AD.	Agreement dated May 1, 2006 between the Company and Mel Dalla-Costa regarding the Hannah 1 Property	129
99.1	Certification of Chief Executive Officer pursuant to 18 USC. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 USC. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous annual report on Form 20-F (file no. 0-30150).

Exhibit 4.Z. – Option Agreement dated October 11, 2005 between the Company and Longview Capital Partners Limited

OPTION AGREEMENT

made between

BUFFALO GOLD LTD.

and

LONGVIEW CAPITAL HOLDINGS LTD.

and

LONGVIEW CAPITAL PARTNERS LIMITED.

October 11, 2005

Armstrong Simpson

Banisters & Solicitors

2080 — 777 Hornby Street

Vancouver, B.C.

V6Z 1S4

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION

4

1.1 Definitions

 4

1.1 Included Words

6

1.2 Headings

6

1.3 References

6

1.4 Currency

6

1.5 Schedules

6

1.6 Accounting Interpretation

7

ARTICLE 2- REPRESENTATIONS AND WARRANTIES

7

2.1 Mutual Representations and Warranties

 7

2.2 Representations and Warranties of Longview Parent and Longview

8

2.3 Survival of Representations and Warranties of Longview Parent and Longview

11

2.4 Reliance by Buffalo

 11

2.5 Representations and Warranties of Buffalo

 11

2.6 Survival of Representations and Warranties of Buffalo

 12

2.7 Reliance by Longview Parent

 13

ARTICLE 3- OPTION

13

3.1 Grant of Option

 13

3.2 Agreement Subject to Madison Agreement

 13

3.3 Earn In Expenditure Obligations

 13

3.4 Share Payments

 13

3.5 Cash Payments

 13

3.6 Termination with No Interest

 14

3.7 Effect of Termination

 14

3.8 Option Only

14

ARTICLE 4- OPTION PERIOD RIGHTS AND OBLIGATIONS

14

4.1 Buffalo's Right of Entry

 15

4.2 Buffalo's Obligations

 15

4.3 Registered Title

 16

ARTICLE 5- OPERATOR

16

5.1 Buffalo as Operator

 16

5.2 Performance of Operations

 16

ARTICLE 6- LOAN

16

6.1 Longview Loan

16

ARTICLE 7 -TRANSFERS

16

7.1 Limitations on Transfers

 16

7.2 Exceptions

 17

ARTICLE 8- CLOSING

17

8.1 Closing Date and Location

 17

8.2 Longview Parent's Closing Documents

17

8.3 Buffalo's Closing Documents

18

ARTICLE 9- CONDITIONS PRECEDENT

18

9.1 Conditions Precedent to the Performance by Buffalo

18

9.2 Conditions Precedent to the Performance of Longview Parent and Longview

19

ARTICLE 10 - COVENANTS

19

10.1 Covenants of Buffalo

19

10.2 Covenants of Longview Parent

20

10.3 Resale Restrictions

21

ARTICLE 11 - FORCE MAJEURE

21

11.1 Events

21

11.2 Effect of Force Majeure

21

11.3 Obligation to Remove Force Majeure

21

11.4 Giving Notice

21

ARTICLE 12 - CONFIDENTIAL INFORMATION

21

12.1 Confidential Information

21

12.2 Information in Public Domain

21

12.3 Request to Disclose

22

12.4 News Release

22

ARTICLE 13 - ARBITRATION

22

13.1 Single Arbitrator

22

13.2 Prior Notice

22

13.3 No Agreement

22

13.4 Conduct of Arbitration

22

ARTICLE 14 - EXAMINATIONS AND WAIVERS

22

14.1 Access for Investigation

22

ARTICLE 15 - GENERAL

23

15.1 Time

23

15.2 Notices

23

15.3 Governing Law

23

15.4 Severability

24

15.5 Entire Agreement

24

15.6 Further Assurances

24

15.7 Enurement

24

15.8 No Waiver

24

15.9 Counterparts

24

OPTION AGREEMENT

THIS AGREEMENT is made as of the 11th day of October, 2005.

BETWEEN:

BUFFALO GOLD LTD., a company incorporated pursuant to the laws of the Province of Alberta, having an office located at Suite 300-1055 West Georgia Street, Vancouver, British Columbia, V6E 2E9

(herein called "Buffalo")

OF THE FIRST PART AND:

LONGVIEW CAPITAL PARTNERS LIMITED, a company incorporated pursuant to the laws of the British Virgin Islands, having a registered office at 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands

(herein called "Longview")

OF THE SECOND PART AND:

LONGVIEW CAPITAL HOLDINGS LTD., a company incorporated pursuant to the laws of the British Virgin Islands, having a registered office at 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands

(herein called "Longview Parent")

OF THE THIRD PART WHEREAS:

A.

Longview has entered into an Option Agreement dated October 19, 2005 (the "Madison Agreement") with Madison Minerals Inc., Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited ("Madison PNG") whereby Longview has been granted the option to earn up to a 65% interest in Madison PNG and the additional right to purchase 100% of Madison PNG, which has a 90% direct and indirect interest in certain mineral properties located in Papua New Guinea (the "Properties") and holds the remaining 10% beneficial interest in trust for certain traditional land owners of the Properties, comprising the Mt. Kare Project (the "Mt. Kare Project"), as more particularly described in Schedule "A" to this Agreement;

B.

Longview Parent is the sole shareholder of Longview.

C.

Buffalo wishes to acquire an option to earn an interest in the Mt. Kare Project via an option to acquire all of the issued and outstanding shares of Longview (the "Longview Shares").

D.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual agreements herein contained (the receipt and adequacy of such consideration is hereby mutually admitted by each party), the Parties hereby covenant and agree as follows:

ARTICLE 1 -INTERPRETATION

1.1

Definitions

In this Agreement, including the recitals hereto, the following words and phrases shall have the meanings set forth below:

(a)

Acceptance Date means the date that a bulletin accepting this Agreement is issued by the TSX.

(b)

Affiliate means any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, a Party. For purposes of the preceding sentence, “control” means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

(c)

Buffalo means Buffalo Gold Ltd., incorporated pursuant to the laws of the Province of Alberta under the Business Corporations Act;

(d)

Business Corporations Act means the Alberta Business Corporations Act as amended from time to time;

(e)

Closing means the exercise of the Option, as the case may be, and concurrent transfer of the Option Interest and exchange of related documents as contemplated herein;

(e)

Closing Date - means the Second Business day after Buffalo has delivered the Preliminary Feasibility Study as per Section 3.2 of the Madison Agreement, or such later time or date as may be agreed upon in writing by the parties hereto;

(g)

Force Majeure means any cause beyond a Party's control (except those caused by its own lack of funds) including, but not limited to: acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances; any terrorist act; any military or paramilitary act or order; laws, rules and regulations or orders of any duly constituted court or governmental authority; or non-availability of materials or transportation; or protests, demonstrations or other events causing work stoppages by environmental lobbyists or others;

(h)

Longview means Longview Capital Partners Limited, incorporated pursuant to the laws of the British Virgin Islands;

(i)

Longview Loan shall have the meaning ascribed to it in Section 6.1 of this Agreement;

(j)

Longview Parent means Longview Capital Holdings Ltd., incorporated pursuant to the laws of the British Virgin Islands and being the sole direct and beneficial shareholder of Longview;

(k)

Longview Shares means all of the issued and outstanding shares in the capital of Longview;

(l)

Madison Agreement means the Option Agreement dated October 19, 2005 between Longview giving rise to Longview's interest in the Properties, a copy of which is attached as Schedule “B”;

(m)

Madison Entities means Madison Minerals Inc. and its wholly owned subsidiary, Madison Enterprises (BVI) Inc., and Madison PNG, the wholly owned subsidiary of Madison Enterprises (BVI) Inc.;

(n)

Madison PNG means Madison Enterprises PNG Limited, a company incorporated under the laws of Papua New Guinea, which has a 90% direct and indirect interest in the Properties and holds the remaining 10% beneficial interest in trust for certain traditional land owners of the Properties;

(o)

Material Contracts means those subsisting commitments, contracts, agreements, instruments, leases or other documents entered into by any party hereto, by which it is bound or to which it or its assets are subject and, in the case of Longview, shall include commitments, contracts, agreements, instruments, leases or other documents which have total payment obligations on the part of Longview which exceed $10,000 or are for a term of or in excess of two years;

(p)

Minerals means any and all ores, and concentrates or metals derived therefrom, containing precious, base and industrial minerals and which are found in, on or under the Properties and may lawfully be explored for, mined and sold pursuant to the Mineral Rights and other instruments of title under which any of the Properties is held;

(q)

Mineral Rights means prospecting licenses, exploration licenses, mining leases, mining licences, mineral concessions and other forms of mineral tenure or other rights to Minerals, or to work upon lands for the purpose of searching for, developing or extracting Minerals under any forms of mineral title recognized under the laws applicable in Papua New Guinea or any subdivision thereof, whether contractual, statutory or otherwise, or any interest therein;

(r)

Operations includes any and every kind of work which Buffalo in its (or, where applicable, their) sole discretion elects to do or to have done on or in respect of the Properties or the products derived therefrom and all expenditures in respect of or incidental to such work;

(s)

Operator means the party having the right and obligation to carry out exploration, development and operations activities in respect of the Properties pursuant to Section 5.1 of this Agreement;

(t)

Option means the option granted to Buffalo as provided in Section 3.1 to this Agreement;

(u)

Option Interest means an undivided right, title and interest in and to the Longview Shares;

(v)

Option Period means the period during which the Option remains in effect under this Agreement;

(w)

Option Shares means the 17,000,000 fully paid, non-assessable common shares in the capital of Buffalo issued pursuant to Section 3.3 of this Agreement to Longview Parent at a deemed price of US$0.25 per share;

(x)

Other Rights means any interest in real property, whether freehold, leasehold, license, right of way, easement, any other surface or other right in relation to real property, and any right, license or permit in relation to the use or diversion of water, but excluding any Mineral Rights;

(y)

Party means a party to this Agreement;

(z)

Preliminary Feasibility Study has the meaning set out in Schedule "B" of the Madison Agreement;

(aa)

Properties means the Mineral Rights and Other Rights comprising the Mt. Kare Project, as described in Schedule "A" together with any renewal of such Mineral Rights or Other Rights and any other foul' of successor or substitute title therefore, together with all data and materials relating to exploration and mining of the Properties;

(bb)

Public Record means the information filed by Buffalo on SEDAR, with the required Securities Commissions, with the TSX and with the Alberta Registrar of Companies, as required in accordance with Securities Legislation requirements, and which record contains material facts (as that term is deemed by the Securities Legislation) relating to the corporate structure, business and operations of Buffalo;

(cc)

Securities Legislation means the Business Corporations Act, the Securities Acts of British Columbia, Alberta, Saskatchewan and Ontario, and the equivalent securities legislation of the other provinces of Canada, each as now enacted or the same may be amended and the applicable rules, regulations, rulings, orders and forms made or promulgated under such statutes and the published policies of the regulatory authorities administering such statutes, as well as the rules, regulations, by-laws and policies of the TSX; and

(dd)

TSX means the TSX Venture Exchange.

1.1

Included Words

This Agreement will be read with such changes in gender or number as the context requires.

1.2

Headings

The headings to the articles, sections, subsections or clauses of this Agreement are inserted for convenience only and are not intended to affect the construction hereof.

1.3

References

Unless otherwise stated, a reference herein to a numbered or lettered article, section, subsection, clause or schedule refers to the article, section, subsection, clause or schedule bearing that number or letter in this Agreement. A reference to "this Agreement", "the Option Agreement", "hereof", "hereunder", "herein" or words of similar meaning, means this Agreement including the schedules hereto, together with any amendments thereof.

1.4

Currency

All dollar amounts expressed herein, unless otherwise specified, refer to lawful currency of Canada.

1.5

Schedules

The following schedules are attached to and incorporated in this Agreement by this reference:

A

Properties

B

Madison Agreement

1.6

Accounting Interpretation

For the purposes of this Agreement, except as otherwise expressly provided herein all accounting terms not otherwise defined have the meanings assigned to them in accordance with auditing standards issued by, in the case of Longview and Longview Parent, the Auditing Practices Board applicable in the British Virgin Islands and, in the case of the other parties hereto, Generally Accepted Accounting Principles applicable in Canada and applied on a basis consistent with prior years.

ARTICLE 2 - REPRESENTATIONS AND WARRANTIES

2.1

Mutual Representations and Warranties

Each of Buffalo and Longview Parent represents and warrants to each other that:

(a)

Organization and Good Standing - It is a body corporate duly incorporated or continued and duly organized and validly subsisting and in good standing with respect to all filings required under the laws of its organizational jurisdiction;

(b)

Authority – It has the corporate power, authority and capacity to own or lease its property and assets and to carry on its business and to enter into this Agreement and perform its obligations hereunder;

(c)

No Breach, Conflict or Violation – The execution and delivery of this Agreement and the consummation of the transaction contemplated herein do not and will not:

(i)

result in the breach or violation of any term or provision of its constating documents; or

(ii)

conflict with, result in a breach or cancellation of, constitute a default under, invalidate or impair rights to properties under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound or to which any of its property is subject or result in the creation of any lien, charge or encumbrance upon any of its assets under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; or

(iii)

violate any applicable provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree;

(d)

No Violation of Laws – The execution and delivery of this Agreement do not violate, conflict or result in the breach of the laws or administrative regulations or any judicial or administrative orders, awards, judgments or decrees, of any jurisdiction applicable to a Party or pertaining thereto or of its organizational documents:

(e)

Authorization – All corporate authorizations have been obtained for the execution of this Agreement and for the performance of its obligations hereunder;

(f)

Duly Licensed and Qualified – The Party is duly licensed or qualified as an extra provincial or foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such license or qualification is not in the aggregate material); and

(g)

Enforceability –This Agreement constitutes a legal, valid and binding obligation of the Party enforceable against it in accordance with its terms.

2.2

Representations and Warranties of Longview Parent and Longview

In order to induce Buffalo to enter into and to consummate the transactions contemplated by this Agreement, Longview Parent and Longview, hereby jointly and severally represent and warrant to Buffalo as follows:

(a)

Organization and Good Standing of Longview – Longview is, and will at Closing be, duly incorporated and validly existing and in good standing with respect to the filing of all reports in the British Virgin Islands, and has, and will have at Closing all necessary corporate powers, authorities and capacity to own its assets and to carry on its business as presently conducted;

(b)

Authority – Longview Parent has due and sufficient right and authority to enter into this Agreement on the terms and conditions herein set forth and to transfer the legal and beneficial title and ownership of the Longview Shares to Buffalo, and to make representations as to the status of Longview as required by this Agreement;

(c)

Authorized Capital of Longview – Longview has an authorized capital of US$50,000 divided into 50,000 shares having a par value of US$1.00 each, of which one common share is issued and outstanding;

(d)

Duly Licensed and Qualified – Longview is duly licensed or qualified as an extra-provincial or foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such license or qualification is not in the aggregate material);

(e)

No Breach, Conflict or Violation - The execution and delivery of this Agreement and the consummation of the transaction contemplated herein do not and will not:

(i)

result in the breach or violation of any term or provision of Longview's constating documents; or

(ii)

conflict with, result in a breach or cancellation of, constitute a default under, invalidate or impair rights to properties under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Longview is a party or by which Longview is bound or to which any of Longview's property is subject or result in the creation of any lien, charge or encumbrance upon any of Longview's assets under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; or

(iii)

violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Longview;

(f)

No Violation of Laws - The execution and delivery of this Agreement do not violate, conflict or result in the breach of the laws or administrative regulations or any judicial or administrative orders, awards, judgments or decrees, of any jurisdiction applicable to Longview or pertaining thereto or of Longview's organizational documents;

(g)

Authorization - All corporate authorizations have been obtained by Longview for the execution of this Agreement and for the performance of its obligations hereunder; and

(h)

Enforceability -This Agreement constitutes a legal, valid and binding obligation of Longview enforceable against it in accordance with its terms.

(i)

Beneficial Ownership of Longview – Longview Parent is the sole beneficial holder of the Longview Shares;

(j)

Property Interest – Longview is the holder of an option to acquire up to 65% interest in Madison PNG and the additional right to purchase up to 100% of Madison PNG on the terms and conditions set forth in the Madison Agreement and the entering into of this Agreement does not violate the Madison Agreement;

(k)

Madison PNG – To the best of Longview's knowledge Madison PNG has a 90% direct and indirect interest in the Properties and holds the remaining 10% beneficial interest in trust for certain traditional land owners of the Properties;

(l)

Madison Agreement – The Madison Agreement is in full force and effect and unamended. Longview is not in default, and is not aware of Madison being in default of any covenant or agreement arising under or by virtue of the Madison Agreement. The Madison Agreement is the entire agreement between Longview and the Madison Entities;

(m)

Encumbrances – Except as provided for in to this Agreement, Longview has not transferred or encumbered or agreed to transfer or encumber the Madison Agreement or all or any of its rights, title or interest in, to or under the Madison Agreement;

(n)

Absence of Options, etc. - No Person has any agreement or option, present or future, contingent, absolute or capable of becoming an agreement or option or which with the passage of time or the occurrence of any event could become an agreement or option:

(i)

to require Longview to issue any further or other shares in its capital or any other security convertible or exchangeable into shares in its capital or to convert or exchange any securities into or for shares in the capital of Longview;

(ii)

for the issue or allotment of any of the authorized but unissued shares in the capital of Longview; or

(iii)

to acquire the issued shares of Longview or any of them;

(o)

Longview Financial Statements – That as Longview was only recently incorporated for the sole purpose of holding the Properties, no financial statements have been prepared to date for Longview. If required by the TSX, financial statements for Longview shall be completed by an accounting firm of Buffalo's choice and delivered to Buffalo, and such financial statements will be prepared in accordance with generally accepted accounting principles applied on a basis consistent with that of prior fiscal years, such financial statements to present fairly the financial position of Longview as at the dates thereof and the results of, and changes in, Longview's financial position for the periods then ending;

(p)

Longview Directors and Officers - The Officers and Directors of Longview are as follows:

Damien Reynolds:

Director

(q)

Absence of Undisclosed Liabilities – Except pursuant to the Madison Agreement, or incurred in the ordinary and usual course of the business of Longview, Longview will not have any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise);

(r)

Material Contracts - Except for the Madison Agreement, Longview is not, nor will at Closing be, party to or bound by any Material Contract or commitment, whether oral or written;

(s)

Litigation – As at the date of this Agreement, there is not any suit, action, litigation, arbitration proceeding or governmental proceeding, including appeals and applications for review, in progress, pending or threatened against, or relating to Longview or affecting its assets, properties or business which might materially and adversely affect the assets, properties, business, future prospects or financial condition of Longview; and there is not presently outstanding against Longview any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator;

(t)

Corporate Records - Longview has kept all corporate records required to be kept by the British Virgin Islands and such records are complete and accurate and contain all minutes of all meetings of directors and shareholders of Longview and all resolutions consented to in writing;

(u)

Undisclosed Options – Except for the Madison Agreement, to the best of Longview's knowledge after due inquiry, there are no outstanding agreements or options to acquire or purchase any of the Mineral Rights comprised in the Properties, no person has any royalty or other interest whatsoever in production therefrom, and there is no adverse claim or challenge against or to the ownership of or title to any of the Properties, nor to the best of Longview's knowledge is there any basis therefore;

(v)

Madison Agreement  – Longview has received no notice and has no knowledge of any proposal to terminate or vary the terms of or rights attaching to the Madison Agreement from either the Madison Entities or any government or other regulatory authority;

(w)

Undisclosed Information – Longview Parent does not have any specific information relating to Longview which is not generally known or which has not been disclosed to Buffalo and which if known could reasonably be expected to have a materially adverse effect on the value of the Longview Shares;

(x)

Taxes  – Longview has duly filed, if required to date, on a timely basis all tax returns required to be filed by it and has paid all taxes which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof; and

(y)

No Misrepresentation - None of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading and Longview Parent and Longview covenant, represent and warrant to Buffalo that all of the representations and warranties set forth in this Section 2.2 shall be true and correct at the Closing Date as if made on that date.

2.3

Survival of Representations and Warranties of Longview Parent and Longview

The representations and warranties of Longview Parent and Longview contained in this Agreement shall survive the Closing Date, the issuance of the Option Shares and the acquisition of any Interest in Longview or Properties by Buffalo hereunder, and, notwithstanding any investigations or enquiries made by Buffalo prior to the Closing Date and notwithstanding the waiver of any condition by Buffalo, the representations, warranties, covenants and agreements of Longview Parent, shall (except where otherwise specifically provided in this Agreement) survive the Closing Date and shall continue in full force and effect for a period of twelve months from the Closing Date for all matters.

2.4

Reliance by Buffalo

Longview Parent and Longview acknowledge and agree that Buffalo has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that may be undertaken by or on behalf of Buffalo and that no information which is now known or which may hereafter become known to Buffalo or its officers, directors or professional advisers shall limit or extinguish the right to indemnification hereunder.

2.5

Representations and Warranties of Buffalo

Buffalo represents, warrants and covenants to and in favour of Longview Parent as follows and acknowledges that Longview Parent is relying upon such representations and warranties in connection with the transactions contemplated herein:

(a)

Duly Licensed and Qualified - Buffalo is duly licensed or qualified as an extra-provincial or foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such license or qualification is not in the aggregate material);

(b)

Authorized and Issued Shares - The authorized share capital of Buffalo consists of an unlimited number of Common Shares without par value of which • Common Shares are issued and outstanding as of the date of this Agreement;

(c)

Absence of Options, etc. – Other than • stock options granted pursuant to Buffalo's stock option plan and • warrants granted pursuant to private placements as of the date of this Agreement, no Person has any agreement option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature), for the purchase or issue of or conversion into any of the unissued shares of Buffalo or any unissued securities of Buffalo;

(d)

Buffalo Financial Condition –The financial statements contained in the Public Record present fairly the financial position of Buffalo at the relevant dates and the results of its operations and cash flows (if any) for the periods indicated in the said statements and have been prepared in accordance with accounting principles generally accepted in Canada consistently applied;

(e)

Material Adverse Change - Except as disclosed in the Public Record, there has been no material adverse change in the business or condition, financial or otherwise, of Buffalo from that shown in the financial statements referred to in Paragraph (d) of this Section 2.5 and Buffalo has not experienced, nor is it aware of any occurrence or event which has, or might reasonably be expected to have, a material adverse effect on the business or the result of its operations which would materially adversely affect the value of its business;

(f)

Litigation – To the knowledge of Buffalo as at the date of this Agreement, there is not any suit, action, litigation, arbitration proceeding or governmental proceeding, including appeals and applications for review, in progress, pending or threatened against, or relating to Buffalo or affecting its assets, properties or business which might materially and adversely affect the assets, properties, business, future prospects or financial condition of Buffalo; and there is not presently outstanding against Buffalo any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator;

(g)

Public Record - The description of the business of Buffalo, its financial condition, assets and properties in the Public Record does not contain any untrue statement of a material fact or omit to state any material fact necessary to make such description not misleading;

(h)

Corporate Records - The corporate records and minute books of Buffalo as required to be maintained by it under the Business Corporations Act are up to date and contain complete and accurate minutes of all meetings of its respective directors and shareholders and all resolutions consented to in writing;

(i)

Taxes – Buffalo has duly filed on a timely basis all tax returns required to be filed by it and have paid all taxes which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof;

(j)

Option Shares Validly Issued - The Option Shares will, at the time of delivery to Longview Parent, be duly authorized and validly allotted and issued as fully paid and non-assessable, free of any liens, charges or encumbrances;

(k)

Public Trading of Buffalo Shares – The common shares of Buffalo are at the date hereof listed and posted for trading on the TSX and no other stock exchange;

(l)

Reporting Issuer Status – Buffalo is a reporting issuer pursuant to the Securities Act, the Securities Act of Alberta, the Securities Act of Saskatchewan and the Securities Act of Ontario in good standing and in compliance with its material obligations under such legislation and the rules and regulations thereunder;

(m)

No Misrepresentation - None of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading.

2.6

Survival of Representations and Warranties of Buffalo

The representations and warranties of Buffalo contained in this Agreement shall survive the Closing Date, the issuance of the Option Shares, and the acquisition of any Interest in Longview or the Properties by Buffalo hereunder, and notwithstanding any investigations or enquiries made by Longview Parent prior to the Closing Date and notwithstanding the waiver of any condition by Longview Parent, the representations and warranties of Buffalo shall (except where otherwise specifically provided in this Agreement) continue in full force and effect for the benefit of Longview Parent for a period of twelve months from the Closing Date.

2.7

Reliance by Longview Parent

Buffalo acknowledges and agrees that Longview Parent has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that may be undertaken by or on behalf of Longview Parent and that no information which is now known or should be known or which may hereafter become known to Longview Parent or its professional advisers shall limit or extinguish the right to indemnification hereunder.

ARTICLE 3 - OPTION

3.1

Grant of Option

Longview Parent grants to Buffalo the sole and exclusive right and option, in accordance with the other provisions of this Article 3, to acquire a 100% interest in the Longview Shares.

3.2

Agreement Subject to Madison Agreement

This Agreement is subject to the terms of and will at all times be carried out with regard for the terms of the Madison Agreement.

3.3

Earn In Expenditure Obligations

If Buffalo wishes to exercise the Option and acquire the Longview Shares, Buffalo must issue the shares required by Section 3.4, make the cash payments require by Section 3.5, and make the expenditures and complete the obligations required by Longview pursuant to and in full compliance with the Madison Agreement and all other contractual and regulatory obligations pertaining to Longview in furtherance of exploring, developing and expanding the Properties, failing which Buffalo will have no interest in the Longview Shares or the Properties and the rights and obligations under this Agreement will be at end.

3.4

Share Payments

Buffalo shall have the obligation to issue the Option Shares in the capital of Buffalo upon Buffalo's delivery to Madison, with a copy to Longview Parent, of the Preliminary Feasibility Study, as provided for in Section 3.2 of the Madison Agreement, provided that such Preliminary Feasibility Study is a positive Preliminary Feasibility Study.

In the event of a change in capitalization affecting the Option Shares, such as a subdivision, consolidation or reclassification of the shares or other relevant changes in shares, including any adjustment arising from a merger, acquisition or plan of arrangement, such proportionate adjustments, if any, appropriate to reflect such change shall be made by Buffalo with respect to the number of shares to be issued to Longview Parent pursuant to this Section 3.4.

3.5

Cash Payments

Upon execution of this Agreement, Buffalo shall pay to Longview Parent CDN$50,000, being 25% of Longview Parent’s costs in the amount of CDN$200,000 which were incurred in entering into the Madison Agreement (the "Out of Pocket Costs"). Buffalo will pay an additional $50,000 on receipt of approval of this Agreement from the TSX and every three months following the date of receipt of such approval, pay to Longview Parent an additional CDN $50,000 until Longview Parent has been fully repaid the Out of Pocket Costs.

3.6

Termination with No Interest

Prior to the issuance of the Option Shares, this Agreement and the Option granted pursuant to Section 3.1 will terminate, and Buffalo will acquire no Option Interest and will have no further obligations hereunder, on the earliest of:

(a)

If the Board of Directors of Buffalo determines not to acquire the Longview Shares, the date on which Buffalo provides notice to Longview Parent of such determination; or

(b)

If Buffalo has failed to make any of the necessary payments or expenditures required pursuant to the Madison Agreement, on the date on which such payment or expenditure became due and owing or otherwise fails to complete the obligations under the Madison Agreement so as to render the Madison Agreement in default (a "Default") and has received notice of such Default from Madison, or in the reasonable estimation of Longview Parent Buffalo imminently threatens the termination of the Madison Agreement by reason of Default, upon Longview Parent's notice to Buffalo that it has 10 business days to cure the Default and Buffalo's failing to cure the Default with such 10 business day period.

3.7

Effect of Termination

If this Agreement is terminated pursuant to Section 3.6, Buffalo shall:

(a)

Within thirty (30) days deliver to Longview Parent copies of all of the reports, maps, plans, photographs, data and drill logs, whether in hard copy or electronic format and any other information in Buffalo's or its agents possession relating to the Properties and not already provided to Longview Parent, provided that Buffalo does not make any representation or warranty concerning the accuracy or completeness thereof;

(b)

Within the earlier of, (a) one hundred and eighty (180) days and (b) the date required under any applicable permit or licence, remove from the Properties any machinery, buildings, structures, facilities, equipment and all other property of every nature and description erected, placed or situated thereon by Buffalo; and

(c)

Buffalo will leave the working and campsite remediated in accordance with applicable laws.

3.8

Option Only

For greater certainty, under this Agreement, Buffalo has acquired an option only and nothing in this Agreement is intended to create, form or construe a joint venture relationship between the Parties in respect of the Operations on the Properties, or any other matter pertaining to the Option. Neither the doing of any thing or the postponement of the doing of any thing hereunder will be construed as obligating Buffalo to do anything further under this Agreement.

ARTICLE 4 - OPTION PERIOD RIGHTS AND OBLIGATIONS

4.1

Buffalo's Right of Entry

Throughout the Option Period, Longview shall appoint Buffalo, with the consent of Madison, to act as its authorized agent with respect to the Madison Agreement so that Buffalo is entitled to all of the rights and required to perform all of the obligations, of Longview under the Madison Agreement, including, without limitation, Longview's rights to:

(a)

Enter thereon;

(b)

Have exclusive and quiet possession thereof, subject to the rights of the Madison Entities pursuant to the Madison Agreement;

(c)

Carry out exploration, development and evaluation activities including, without limitation, the removal of Minerals;

(d)

Bring upon and erect upon the Properties such structures and other facilities as may be necessary or advisable to carry out exploration, development and evaluation activities;

(e)

Appoint a representative to the Technical Committee (as defined in the Madison Agreement); and

(f)

Be the Operator (as defined in the Madison Agreement).

Buffalo's rights pursuant to this Section 4.1 will at all times be subject to the Madison Agreement and to any rights, restrictions, prohibitions or conditions that are held by holders of surface rights to the ground that forms the Properties that arise under applicable law of Papua New Guinea or by regulatory authority and to rights of entry and access reserved to Longview Parent hereunder.

4.2

Buffalo's Obligations

Buffalo is obligated during the Option Period:

(a)

To use its commercially reasonable efforts to apply for and obtain the renewals necessary to keep the Properties in good standing and to conduct all work on or with respect to the Properties, in a manner consistent with good mining practice and in compliance with the applicable laws of Papua New Guinea;

(b)

To keep the Properties free and clear of all encumbrances arising from its operations hereunder (except liens for taxes not yet due, other inchoate liens and liens contested in good faith by Buffalo) and will proceed with all diligence to contest and discharge any such lien that is filed;

(c)

To permit the directors, officers, employees and designated consultants and agents of Longview Parent, at their own risk, access to the Properties at all reasonable times, provided that Longview Parent will indemnify Buffalo against and save it harmless from all costs, claims, liabilities and expenses that Buffalo may incur or suffer as a result of any injury (including injury causing death) to any director, officer, employee, designated consultant or agent of Longview Parent while on the Properties except to the extent that any such costs, claims, liabilities or expenses result from the Buffalo's gross negligence or wilful misconduct;

(d)

To deliver to Longview Parent semi-annual reports indicating the status of work being conducted on the Properties and an estimate of the expenditures incurred thereon during the previous six months, provided that such reports will not be required for those periods in which there is no work being conducted on the Properties;

(e)

To deliver to Longview Parent annual (calendar year) reports disclosing any significant technical data learned or obtained in connection with work in respect of the Properties, as well as a breakdown of the expenditures incurred thereon in carrying out such work, on or before the 31st day of March of the year following the calendar year to which such report relates;

(f)

To maintain true and correct books, accounts and records of all expenditures upon the Properties; and

(g)

To keep Longview's obligations under the Madison Agreement in good standing.

4.3

Registered Title

During the Option Period, Longview Parent will remain the registered holder of the Longview Shares, and the Longview Shares shall be held in escrow in transferable form with Longview Parent's legal counsel.

ARTICLE 5- OPERATOR

5.1

Buffalo as Operator

Buffalo will conduct and be the operator of the exploration and mining operations on the Properties, with the direction and supervision of the Madison Entities pursuant to the Madison Agreement, as applicable.

5.2

Performance of Operations

In exercising its rights under Article 4.1 and Article 5.1, Buffalo shall comply with all applicable laws, rules and regulations and shall carry out Operations in a good and workmanlike manner in accordance with generally accepted mining practice.

ARTICLE 6— LOAN

6.1

Longview Loan

In the event Buffalo pays any monies to Longview or Longview Parent, or to Madison on Longview's behalf pursuant to the Madison Agreement, prior to Buffalo obtaining final approval to this Agreement from the TSX, all such monies will be deemed to be a loan to Longview or Longview Parent, as the case may be (the "Longview Loan"). The Longview Loan will be secured in favour of Buffalo by a charge over the assets of Longview or Longview Parent, as the case may be, and Longview or Longview Parent, as the case may be and Buffalo agree to enter into appropriate documents giving Buffalo the requisite security at the time such monies are advanced. Upon receipt of final TSX approval to this Agreement, the Longview Loan will be forgiven and the security released. If Buffalo does not obtain final TSX approval to this Agreement by January 31, 2006, the Longview Loan will become due and payable and the security granted by Longview or Longview Parent, as the case may be in favour of Buffalo will become enforceable.

ARTICLE 7 -TRANSFERS

7.1

Limitations on Transfers

Except if permitted under and in accordance with this Agreement, no Party will transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer, alienate or otherwise dispose of (in this article to “Transfer") any or all of its interest in the Longview Shares or the Properties or transfer or assign any of its rights under this Agreement prior to the Closing Date.

7.2

Exceptions

Nothing in Section 7.1 applies to or restricts in any manner:

(a)

A disposition by a party of all or a portion of its interest in the Longview Shares and a transfer or assignment of its interest in this Agreement to an Affiliate of the party, provided that such Affiliate first assumes and agrees to be bound by the terms of this Agreement and agrees with the other party in writing to retransfer such interests to the transferring party before ceasing to be an Affiliate of the transferring party; or

(b)

An amalgamation or corporate reorganization involving the party which has the effect in law of the amalgamated or surviving corporation possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor corporation; or

(c)

A sale, forfeiture, charge, withdrawal, transfer or other disposition or encumbrance which is otherwise specifically required or permitted under this Agreement.

ARTICLE 8 - CLOSING 8.1

Closing Date and Location

The Closing shall be completed at 2:00 p.m. on the Closing Date, at the offices of Armstrong Simpson, 2080 - 777 Hornby Street, Vancouver, B.C. V6Z 1S4, or at such other time or at such other location as may be mutually agreed upon in writing by the parties hereto.

8.2

Longview Parent's Closing Documents

On the Closing Date, Longview Parent shall deliver, or cause to be delivered, to Buffalo:

(a)

Share certificates representing 100% of the Longview Shares, as the case may be, duly endorsed for transfer to Buffalo;

(b)

Certified copies of resolutions of the directors of Longview, and all such other corporate documentation as may be requested by Buffalo's counsel to establish to the satisfaction of Buffalo's counsel the registration status of the Longview Shares pursuant to the terms of this Agreement;

(c)

All other necessary consents, waivers and authorizations required to enable the transfer of the requisite number of Longview Shares to Buffalo as provided for in this Agreement;

(d)

All such instruments of transfer, duly executed, which in the opinion of Buffalo reasonably are necessary to effect and evidence the transfer of the requisite number of Longview Shares from Longview Parent to Buffalo free and clear of all liens, charges and encumbrances;

(e)

The corporate minute books and all other books and records of Longview, and such copies of corporate records for Longview as is in Longview Parent's or Longview Parent's agents' possession;

(f)

The corporate seal for Longview; and

(g)

such other documents as Buffalo may reasonably require to give effect to the transaction contemplated by this Agreement.

8.3

Buffalo's Closing Documents

On the Closing Date, Buffalo shall deliver, or cause to be delivered, to Longview Parent:

(a)

Share certificates representing the Option Shares; and

(b)

Certified copies of resolutions of the directors of Buffalo, and all such other corporate documentation as may be requested by Longview Parent's counsel to establish to the satisfaction of Longview Parent's counsel the registration status of the Option Shares pursuant to the terms of this Agreement.

ARTICLE 9- CONDITIONS PRECEDENT

9.1

Conditions Precedent to the Performance by Buffalo

The obligations of Buffalo to complete the acquisition of Longview and issue the Option Shares shall be subject to the satisfaction of, or compliance with, at or before the Closing Date, each of the following conditions precedent:

(a)

Delivery of Documents – The Madison Agreement shall have been delivered to Buffalo, as well as all other documents pertaining to Longview and the Properties as may be required by Buffalo and all applicable regulatory authorities;

(b)

Exchange Approval – The TSX shall have accepted the transaction contemplated herein for filing, and all other applicable regulatory and shareholder approvals of the transaction contemplated by this Agreement have been received;

(c)

Truth and Accuracy of Representations of Longview Parent and Longview at Closing - The representations and warranties of Longview Parent and Longview made in Sections 2.1 and 2.2 shall be true and correct in all material respects as at the Closing Date and Longview Parent and Longview shall have complied in all material respects with their obligations and covenants hereunder;

(d)

Performance of Obligations – Longview Parent shall have and shall have caused Longview to have performed and complied with all the obligations to be performed and complied with by them prior to the Closing Date in order to complete the intent of this Agreement;

(e)

Absence of Injunctions, etc. - No injunction or restraining order of any Court or administrative tribunal of competent jurisdiction shall be in effect prohibiting the transactions contemplated hereby and no action or proceeding shall have been instituted or be pending before any Court or administrative tribunal to restrain or prohibit the transactions between the parties contemplated hereby;

(f)

Absence of Change of Conditions - No event shall have occurred or condition or state of facts of any character shall have arisen or legislation (whether by statute, rule, regulation, by-law or otherwise) shall have been introduced which might reasonably be expected to have a materially adverse effect upon the financial conditions, results of operations or business prospects of Longview;

(g)

Closing Documentation - Buffalo shall have received from Longview Parent closing documentation satisfactory to it as set out in Section 8.2 of this Agreement, including all necessary consents, waivers, and authorizations required to enable Buffalo to complete its obligations as provided for in this Agreement and to establish to the absolute satisfaction of Buffalo's counsel the authority of Longview to enter into the Madison Agreement and this Agreement, including certified copies of resolutions of the directors of Longview; and

The conditions set forth in this Section 9.1 are for the exclusive benefit of Buffalo and may be waived by Buffalo in writing in whole or in part on or before the Closing Date.

9.2

Conditions Precedent to the Performance of Longview Parent and Longview

The obligations of Longview Parent to transfer the Option Interest to Buffalo hereunder shall be subject to the satisfaction of or compliance with, at or before the Closing Date, each of the following conditions precedent:

(a)

Truth and Accuracy of Representations of Buffalo at Closing Date - All of the representations and warranties of Buffalo set forth in Section 2.5 hereof shall be true and correct in all material respects as at the Closing Date and with the same effect as if made at and as of the Closing Date;

(b)

Performance of Obligations - Buffalo shall have complied with and/or performed all its obligations, covenants and agreements herein;

(c)

Absence of Injunctions, etc. - No injunction or restraining order of any Court or administrative tribunal of competent jurisdiction shall be in effect prohibiting the transactions contemplated hereby and no action or proceeding shall have been instituted or be pending before any Court or administrative tribunal to restrain or prohibit the transactions between the parties contemplated hereby; and

(d)

Closing Documentation - Longview Parent shall have received from Buffalo closing documentation satisfactory to it as set out in Section 8.3, including all necessary consents, waivers, and authorizations required to enable Longview Parent to complete its obligations as provided for in this Agreement.

The conditions set forth in this Section 9.2 are for the exclusive benefit of Longview Parent and may be waived by Longview Parent in writing in whole or in part on or before the Closing Date.

ARTICLE 10 COVENANTS 10.1

Covenants of Buffalo

Buffalo hereby covenants and agrees as follows:

(a)

Performance of Agreements - Buffalo agrees to do all such other acts and things as may be necessary or desirable in order to give effect to the transaction contemplated by this Agreement, including the Longview Loan; and

(b)

Option Shares – Buffalo shall properly allot, reserve and set aside the Option Shares for issuance pursuant to Section 3.4 of this Agreement.

10.2

Covenants of Longview Parent

Longview Parent hereby covenants and agrees as follows:

(a)

Provide Information – Until the Closing, within 30 days of the end of each calendar quarter, Longview Parent shall furnish to Buffalo such information, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of Longview as may reasonably be requested by Buffalo;

(b)

Carry on Business - Until the Closing, Longview Parent will cause Longview to carry on its business in the ordinary course, except as otherwise contemplated in this Agreement;

(c)

No Merger - Until the Closing, Longview Parent will cause Longview not to merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than as contemplated in this Agreement or as consented to by Buffalo and, without limiting the generality of the foregoing, Longview will not and Longview Parent will cause Longview to not:

(i)

make any distribution by way of dividend, return of capital or otherwise to or for the benefit of Longview's shareholders; or

(ii)

cause the issuance of any shares of Longview or other securities convertible into shares of Longview or enter into any commitment or agreement therefor, other than with respect to issuances to Longview Parent; or

(iii)

make any payment to any director, officer or employee except pursuant to existing employment arrangements; or

(viii)

encumber the Longview Shares, except as mutually agreed upon by the Parties.

(d)

Longview Business - Except as otherwise consented to in writing by Buffalo, Longview will not and Longview Parent shall not permit Longview, until the Closing, to engage in any business, enterprise or other activity different from that carried on by them at the date of this Agreement;

(e)

Technical Reports and Other Documents – Longview and Longview Parent shall furnish to Buffalo such existing valuation and technical reports and financial statements, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of Longview as may reasonably be requested by Buffalo; and

(f)

Performance of Agreement – Longview and Longview Parent shall do all such other acts and things as may be necessary or desirable in order to give effect to the transactions contemplated herein, including the Longview Loan, and, without limiting the generality of the foregoing, Longview and Longview Parent shall use their respective best efforts to apply for and obtain such other consents, orders or approvals as it considers necessary or desirable for the implementation of this Agreement.

10.3

Resale Restrictions

Buffalo and Longview Parent acknowledge that the Option Shares to be issued to Longview Parent will be subject to restrictions on resale under applicable policies of the TSX and applicable Canadian securities laws.

ARTICLE 11 - FORCE MAJEURE

11.1

Events

Notwithstanding any other provisions contained herein, a Party will not be liable for its failure to perform any of its obligations under this Agreement due to a Force Majeure.

11.2

Effect of Force Majeure

All time limits imposed by this Agreement (including, without limitation, the time within which the Option Shares are to be delivered) will be extended by a period equivalent to the period of delay resulting from a Force Majeure described in Section 11.1.

11.3

Obligation to Remove Force Majeure

A Party relying on the provisions of this Article 11 will take all reasonable steps to eliminate any Force Majeure and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such Party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted court or governmental authority or to complete its obligations under this Agreement if a Force Majeure renders completion impossible.

11.4

Giving Notice

A Party relying on the provisions of this Article 11 will give notice to the other Party forthwith upon the occurrence of the Force Majeure and forthwith after the end of the period of delay when such Force Majeure has been eliminated or rectified.

ARTICLE 12 - CONFIDENTIAL INFORMATION

12.1

Confidential Information

Except as specifically otherwise provided for herein, the parties will keep confidential all data and information respecting this Agreement, Longview and the Properties and will refrain from using it other than for the activities contemplated hereunder or publicly disclosing it unless required by law or by the Securities Legislation, or with the consent of the other Party, such consent not to be unreasonably withheld.

12.2

Information in Public Domain

The provisions of this Article 12 do not apply to information which is or becomes part of the public domain other than through a breach of the terms thereof.

12.3

Request to Disclose

Where a request is made for permission to disclose confidential information hereunder, a reply thereto will be made within three Business Days after receipt of such request, failing which the Party requesting will be entitled to disclose such information in the limited circumstances specified in such request as if such consent had been given.

12.4

News Release

The Parties will consult with each other prior to issuing any press release or other public statement regarding Longview and the Properties or the activities of Buffalo or Longview Parent with respect thereto. In addition, each Party will obtain prior approval from the other Party, which will not unreasonably be refused, before issuing any press release or public statement using the other Party's name or the names of any of the other Party's assignees or of any of the officers, directors or employees of the other Party or of its assignees.

ARTICLE 13 - ARBITRATION 13.1

Single Arbitrator

Any matter in dispute hereunder will be determined by a single arbitrator to be appointed by the Parties.

13.2

Prior Notice

Any Party may refer any such matter to arbitration by notice to the other Party and, within 10 Business Days after receipt of such notice, the Parties will agree on the appointment of an arbitrator. No person will be appointed as an arbitrator hereunder unless such person agrees in writing to act.

13.3

No Agreement

If the Parties cannot agree on a single arbitrator as provided in Section 13.2, or if the person appointed is unwilling or unable to act, either Party may submit the matter to arbitration before a single arbitrator in accordance with rules for conciliation and arbitration under the British Columbia Commercial Arbitration Act (in this article, the "Rules").

13.4

Conduct of Arbitration

Except as otherwise specifically provided in this Article 13, arbitration hereunder will be conducted in English in accordance with the Rules. The arbitrator will fix a time and place in Vancouver for the purpose of hearing the evidence and representations of the Parties and he or she will preside over the arbitration and determine all questions of procedure not provided for under the Rules or this Article 13. After hearing any evidence and representations that the Parties may submit, the arbitrator will make an award and reduce the same to writing and deliver one copy thereof to each of the Parties. The decision of the arbitrator will be made within 45 days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. The expense of the arbitration will be paid as specified in the award. The arbitrator's award will be final and binding upon each of the Parties.

ARTICLE 14 - EXAMINATIONS AND WAIVERS

Longview Parent and Longview shall permit Buffalo and its employees, agents, legal counsel, accountants and other representatives, to have access during normal business hours to the premises and to all the books, accounts, records and other data of Longview (including, without limitation, all corporate, accounting and tax records and any electronic or computer accessed data) and to the properties and assets of Longview, and Longview will furnish, and require that their principal bankers, appraisers and independent auditors and other advisors furnish, to Buffalo such financial and operating data and other information with respect to the business, properties and assets of Longview as Buffalo shall from time to time reasonably request to enable confirmation of the matters warranted in Section 2 hereof. During such period Longview Parent shall also arrange and assist, in so far as may reasonably required by Buffalo and its authorised representatives, site visits to the Properties, and full access to the technical information collected on the Properties as is available to Longview Parent, and their personnel knowledgeable on the Properties, if any.

ARTICLE 15 - GENERAL

15.1

Time

Time shall be of the essence hereof.

15.2

Notices

Any notice or other writing required or permitted to be given hereunder or for the purposes hereof shall be sufficiently given if delivered or telecopied to the party to whom it is given or if mailed, by prepaid registered mail, addressed to such party at:

(a)

If to Buffalo,

300-1055 West Hastings Street

Vancouver, B.C., V6E 2E9

Attention: John Tully

Fax: 604.688-4169

(b)

If to Longview Parent or Longview:

301-700 West Pender Street Vancouver, B.C., V6C 2G8

Attention: Damien Reynolds

Fax: 604.683.8340

or at such other address as the party to whom such writing is to be given shall have last notified to the party giving the same in the manner provided in this section. Any notice mailed as aforesaid shall be deemed to have been given and received on the fifth business day next following the date of its mailing unless at the time of mailing or within five (5) business days thereafter there occurs a postal interruption which could have the effect of delaying the mail in the ordinary course, in which case any notice shall not be effectively given unless it is actually delivered or sent by telecopy. Any notice delivered or telecopied to the party to whom it is addressed shall be deemed to have been given and received on the day it was delivered or telecopied, provided that if such day is not a business day then the notice shall be deemed to have been given and received on the business day next following such day.

15.3

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia except where matters are expressed herein to be subject to arbitration, the courts of such Province will have exclusive jurisdiction to hear and determine all disputes arising hereunder. Nothing contained in this Section 15.3 is intended to affect the rights of a Party to enforce a judgment or award outside of British Columbia.

15.4

Severability

If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

15.5

Entire Agreement

This Agreement and the schedules hereto constitute the entire agreement between the Parties and supersedes and replaces any preliminary or other agreement or arrangement, whether oral or written, express or implied, statutory or otherwise heretofore existing between the Parties in respect of the subject matter of this Agreement. This Agreement may not be amended or modified except by an instrument in writing signed by each of the Parties.

15.6

Further Assurances

The parties hereto shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated hereby, and each party hereto shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions whether before or after the Closing Date.

15.7

Enurement

This Agreement and each of the terms and provisions hereof shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and assigns.

15.8

No Waiver

No consent hereunder or waiver of or with respect to any term or condition of this Agreement will be effective unless it is in writing and signed by the consenting or waiving Party. No consent or waiver expressed or implied by either Party in respect of any breach or default by the other in the performance by such other of its obligations hereunder will be deemed or construed to be a consent to or a waiver of any other breach or default.

15.9

Counterparts

This Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such agreement or facsimile so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have hereunto duly executed this Agreement as of the day and year first above written.

BUFFALO GOLD LTD.

per:

Authorized Signatory

LONGVIEW CAPITAL PARTNERS LIMITED.

per:

Authorized Signatory

LONGVIEW CAPITAL HOLDINGS LTD.

per:

Authorized Signatory

SCHEDULE "A"

Properties

SCHEDULE "B"

Madison Agreement

Exhibit 4.AA. - Agreement dated February 28, 2006 between the Company and Gold FX Limited

THIS AGREEMENT is dated for reference the 28th day of February 2006,

BETWEEN:

SHIRLEY PATRICIA PARK, JOHN GORDON PARK AND SHIRLEY PATRICIA PARK AS TRUSTEES OF THE PARK SUPERANNUATION FUND, RON EDGAR, CHRISTINE FRANCES SKRZECZYNSKI, SUSAN ROSEMARY DUGMORE AS TRUSTEE OF THE GOLD INVESTMENT TRUST, CRATER HOLDINGS PTY LTD ACN 069 195 697 AS TRUSTEE OF THE ARNOLD FAMILY TRUST, JOHN LYNCH, KURATYN PTY LTD AS TRUSTEE OF THE CRAWFORD FAMILY TRUST, MARK ANTHONY DUGMORE, ROBERT HENRICK SKRZECZYNSKI AND JOHN GORDON PARK, all c/o Gold FX Limited, 146 Mount O’Reilly Road, Samford, Queensland, Australia 4520

(the “Vendors”)

OF THE FIRST PART

AND:

GOLD FX LIMITED, ACN 114 195 345, of 146 Mount O’Reilly Road, Samford, Queensland, Australia 4520

(“Gold FX”)

OF THE SECOND PART

AND:

MARK ANTHONY DUGMORE, ROBERT HENRICK SKRZECZYNSKI AND JOHN GORDON PARK, all c/o Gold FX Limited, 146 Mount O’Reilly Road, Samford, Queensland, Australia 4520

(“the Directors”)

OF THE THIRD PART

AND:

BUFFALO GOLD LTD., of Suite 300, 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9

(“Buffalo”)

OF THE FOURTH PART

AND:

EXELMONT PTY LTD, ACN 010 489 291, c/o Gold FX Limited, 146 Mount O’Reilly Road, Samford, Queensland, Australia 4520

(“Exelmont”)

OF THE FIFTH PART

WHEREAS:

A.

Pursuant to a letter of intent dated February 3, 2006 between Buffalo and Gold FX, Buffalo agreed to acquire from the Vendors all of the issued and outstanding shares of Gold FX in exchange for common shares of Buffalo;

B.

The Parties wish to enter into a definitive agreement respecting such agreement of purchase and sale on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES in consideration of the mutual promises contained in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1.

INTERPRETATION

1.1

In this Agreement, including the Recitals and Schedules, the following words, phrases and expressions shall have the following meanings:

(a)

 “Accounting Principles” means:

(i)

the applicable accounting standards and practices required by the Corporations Act 2001 (Cwlth);

(ii)

the statements of accounting standards issued by or on behalf of the Australian Society of Accountants and the Institute of Chartered Accountants in Australia; and

(iii)

if there are no applicable accounting principles or statements of those types described in this definition, accounting standards and practices generally accepted in Australia;

(b)

“Accounts” means profit and loss accounts and balance sheets and includes all statements, reports and notes attached to or intended to be read with any of those profit and loss accounts or balance sheets;

(c)

“Affiliate” shall have the meaning attributed to it in the British Columbia Business Corporations Act, as amended;

(d)

“Agreement” means this Agreement, as the same may be amended, supplemented or modified from time to time;

(e)

“Applications” means those applications for mining interests set forth in Schedule B;

(f)

“BHP Agreement” means that certain agreement between BHP Billiton Minerals Pty. Ltd. and GFE dated May 9, 2005;

(g)

“Buffalo Shares” means 4,000,000 common shares of Buffalo, free of any escrow restrictions, to be issued to the Vendors in exchange for the Gold FX Shares;

(h)

“Business” means the business conducted by Gold FX and GFE as at the date of this Agreement;

(i)

“Closing” means the making of the deliveries necessary to complete the purchase and sale of the Gold FX Shares contemplated by this Agreement;

(j)

“Closing Date” means March 31, 2006 or such other date as may be agreed to by the parties;

(k)

“Corporations Act” means the Corporations Act of 2001 of the Commonwealth of Australia, as amended;

(l)

“Director’s Warranties” means those warranties set forth in clause 3.2 hereof;

(m)

“Dugmore” means Mark Anthony Dugmore, one of the Vendors and the Managing Director of Gold FX;

(n)

“Exchange” means the TSX Venture Exchange;

(o)

“GFE” means Gold Finance and Exploration Pty. Ltd., ACN 112 075 484, a wholly-owned subsidiary of Gold FX;

(p)

“Gold FX Shares” means all of the issued and outstanding shares of Gold FX, free of all liens, charges and encumbrances;

(q)

“Lodestone Agreement” means an agreement constituted by a letter dated 11 March 2005 between Lodestone Exploration Ltd and Gold Finance and Exploration;

(s)

“Market Price” means the closing price of Buffalo’s common shares on the Exchange;

(t)

“Native Title Claims” means those Native Title claims that are lodged at the date of this Agreement under applicable Native Title legislation in respect of the Properties;

(u)

“Notice” includes all notices, consents, requests, waivers, demands, directions or other communications by a party to another party permitted or required by this Agreement;

(v)

“Park” means John Gordon Park, one of the Vendors and the Chairman of Gold FX;

(w)

“Pooling Agreement” means that certain agreement between Buffalo, Dugmore, Park and Skrzeczynski attached hereto as Schedule “A”;

(x)

“Properties” means the mining interests set forth in  Schedule “B”;

(y)

“Public Record” means Buffalo’s annual reports, financial statements, annual information forms, information circulars, material change reports, technical reports, press releases and all documents filed or otherwise publicly disseminated by Buffalo;

(z)

“Purchaser Warranties” means those warranties set forth in clause 3.3 hereof;

(aa)

“Skrzeczynski” means Robert Henrick Skrzeczynski, one of the Vendors and the Executive Director, Exploration and Commercial of Gold FX;

(bb)

“Tax Act” means the Income Tax Assessment Act 1936 (Commonwealth) as amended or re-enacted from time to time;

(cc)

“Vendor’s Warranties” means those warranties set forth in clause 3.1 hereof.

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

1.7

The following schedules and exhibits are incorporated into this Agreement by reference:

Schedule	Description
A	Pooling Agreement
B	Description of Properties
C	Details of Ownership of Gold FX Shares

1.8

If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

2.

PURCHASE AND SALE

2.1

Subject to the terms and conditions set out in this Agreement, Buffalo agrees to purchase and the Vendors agree to sell the Gold FX Shares.

2.2

The purchase price payable by Buffalo to the Vendors for the Gold FX Shares shall be satisfied by the delivery to the Vendors of the Buffalo Shares in the amounts set forth in Schedule “C” hereto.

2.3

John Gordon Park, Shirley Patricia Park, John Park and Shirley Park as Trustee of the Park Superannuation Fund, Susan Rosemary Dugmore as Trustee of  the Gold Investment Trust, Christine Frances Skrzeczynski and Robert Henrick Skrzeczynski agree that their portions of the Buffalo Shares will be held in pool by Buffalo in accordance with the terms of the Pooling Agreement, which they hereby agree to execute and be bound by, and that such Buffalo Shares will be released to them on the following release schedule:

Release Date	Amount
Closing Date	10%
Six months from Closing Date	30%
Twelve months from Closing Date	30%
Eighteen months from Closing Date	30%

2.4

On the Closing Date, Buffalo will appoint Park as a director of Buffalo and will grant to Park incentive stock options entitling the purchase of up to 200,000 common shares of Buffalo for a period of five years at the Market Price on the Closing Date. The parties acknowledge that the appointment of Park as a director is subject to his being acceptable to the Exchange and Park agrees to file with the Exchange all documentation as may be necessary to obtain Exchange acceptance of his appointment.

2.5

On the Closing Date, Buffalo will appoint Dugmore as the Vice-President of Corporate Development of Buffalo to serve in that capacity for a minimum of twelve months from the Closing Date at a salary of CAD$13,000 per month and will grant to Dugmore incentive stock options entitling the purchase of up to 100,000 common shares of Buffalo for a period of five years at the Market Price on the Closing Date.  Dugmore’s appointment as the Vice-President of Corporate Development of Buffalo may be renewed for successive additional twelve months periods on terms that are mutually acceptable to Buffalo and Mr. Dugmore.

2.6

On the Closing Date, Buffalo will appoint Skrzeczynski as a consultant to Buffalo to be paid a rate that is mutually acceptable to Buffalo and Skrzeczynski and will grant to Skrzeczynski incentive stock options entitling the purchase of up to 75,000 common shares of Buffalo for a period of five years at the Market Price on the Closing Date.

2.7

As soon as practical after the Closing Date, Buffalo will open an office in Brisbane, Australia in which to conduct the business of Gold FX.

2.8

As soon as practical after the Closing Date, Buffalo and Park will enter into a management services contract respecting the provision of management services to Gold FX.

2.9

As soon as practical after the Closing Date, Buffalo will obtain directors and officers liability insurance for its directors and senior officers.

3.

REPRESENTATIONS AND WARRANTIES

3.1

The Vendors represent and warrant to Buffalo that:

(a)

each of the Vendors has the power, capacity and authority to enter into and perform this Agreement and all transactions contemplated herein and to take all actions required of it under this Agreement and all corporate and other actions required to authorise them to enter into and perform this Agreement have been properly taken;

(b)

the Vendors are or are entitled to be the registered and beneficial owners of the Gold FX Shares, all of which are fully paid, validly issued and are free and clear of all liens, charges, security interests and encumbrances whatsoever and there are no agreements, options, warrants, rights of conversion, rights of pre-emption or similar rights or other rights pursuant to which any of the Vendors are or may become obligated to sell, transfer or assign any shares or other securities of Gold FX to any person other than Buffalo;

(c)

there are no material adverse claims or challenges of any kind whatsoever, including without limitation claims or challenges by third parties, against or to the ownership of, or title to, the Gold FX Shares, nor is there any basis therefor, that if determined adversely, would have a material adverse effect on the ownership or use thereof;

(a)

the execution and delivery of this Agreement, the performance of the obligations of the Vendors under this Agreement and the completion of the transactions contemplated under this Agreement will not:

(i)

materially conflict with, or result in a material breach of or the acceleration of any material indebtedness under, or constitute a material default under, any material indenture, mortgage, agreement, lease, license or other instrument of any kind whatsoever to which any of the Vendors is a party or by which any of the Vendors is bound, or any judgement or order of any kind whatsoever of any court or administrative body of any kind whatsoever by which any of the Vendors is bound, which would have a material adverse effect on this Agreement and the completion of the transactions contemplated hereunder; or

(ii)

result in a material violation of any material law or regulation of any kind whatsoever by any of the Vendors, which would have a material adverse effect on this Agreement and the completion of the transactions contemplated hereunder.

3.2

Park, Dugmore, Skrzeczynski and Gold FX represent and warrant to Buffalo that:

(a)

Gold FX is a corporation duly incorporated and validly subsisting and in good standing with respect to the filing of annual reports under the laws of the jurisdiction of its incorporation;

(b)

there are no agreements, options, warrants, rights of conversion, rights of pre-emption or similar rights or other rights pursuant to which Gold FX is or may become obligated to issue any of its shares or other securities;

(c)

share certificates representing 8,700,002 shares of Gold FX have been issued or will be issued prior to closing to the Vendors and no other share certificates have been issued  by Gold FX;

(d)

Gold FX is the beneficial owner of all of the issued and outstanding shares of GFE, the registered holders of which are Dugmore and Skrzeczynski, all of which are fully paid, validly issued and are free and clear of all liens, charges, security interests and encumbrances whatsoever and there are no agreements, options, warrants, rights of conversion, rights of pre-emption or similar rights or other rights pursuant to which GFE is or may become obligated to issue any of its shares or other securities or pursuant to which Gold FX is or may become obligated to sell, transfer or assign any shares or other securities GFE;

(e)

no consent, approval, authorisation, order, registration, notification or qualification of or with any court, government, agency, stock exchange or other regulatory authority or any other third party is required by the Vendors or Gold FX that has not been given prior to the time of Closing on the Closing Date or waived or for the consummation of the transactions contemplated herein;

(f)

save for the Applications which await formal grant, and subject to the Native Title Claims and the rights granted under the BHP Agreement,  GFE is legally entitled to hold the Properties, Gold FX or GFE is the registered and beneficial owner of the Properties and any rights of access thereto as of Closing and the Properties and such rights of access are free and clear of all liens, charges, encumbrances and agreements in respect thereof which would have a material adverse effect on the intended use or value of the Properties;

(g)

Upon the grant of the Applications, GFE will be legally entitled to hold the Properties the subject of the Application and will be the registered and beneficial owner of the Properties the subject of the Application;

(h)

the Properties are in good standing with respect to all material filings, and all taxes, charges and assessments required in respect thereof have been paid in full as are required under all applicable laws and regulations and all filings, payments and recordings required to be made with any governmental agency prior to March 31, 2006 to maintain the Properties in good standing have been made and all work requirements to be met prior to March 31, 2006, to maintain the Properties in good standing have been met and no default has been alleged in respect thereto;

(i)

save for the Applications which await formal grant, and subject to the Native Title Claims and the rights granted under the BHP Agreement, the Properties were acquired by Gold FX or GFE in compliance in all material respects with all applicable laws and the Properties are properly identified and described in Schedule “B” hereto;

(j)

other than pursuant to the BHP Agreement, no person, firm, corporation or other entity of any kind whatsoever, other than the surface owners, has any form of right to explore, develop or otherwise exploit the Properties;

(k)

neither Gold FX nor GFE is in default in any material respect under any material contracts, leases or agreements or other indentures relating to the Properties to which Gold FX or GFE is a party or by which Gold FX or GFE is bound, and there exists no state of facts which, after notice or lapse of time or both, would constitute such a default;

(l)

there are no material adverse claims or challenges of any kind whatsoever, including without limitation claims or challenges by third parties, against or to the ownership of, or title to Gold FX any securities of GFE or the Properties, nor is there any basis therefor, that if determined adversely, would have a material adverse effect on the ownership or use thereof;

(m)

neither Gold FX nor GFE is in breach in any material respect of any material law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever, including without limitation environmental laws, ordinances, statutes, regulations, by-laws, orders or decrees; and

(n)

the Properties and their existing and prior uses comply in all material respects, and neither Gold FX nor GFE is in violation of, nor has violated in any material respect any applicable material federal, provincial, municipal or local laws, regulations, orders or approvals, including, without limitation, any environmental, health, safety or similar matters, in connection with the ownership, use, maintenance or operation of the Properties or their operations thereon;

(o)

the execution and delivery of this Agreement, the performance of the obligations of the Vendors under this Agreement and the completion of the transactions contemplated under this Agreement will not:

(i)

materially conflict with, or result in a material breach of or the acceleration of any material indebtedness under, or constitute a material default under, any material indenture, mortgage, agreement, lease, license or other instrument of any kind whatsoever to which Gold FX or GFE is a party or by which Gold FX or GFE is bound, or any judgement or order of any kind whatsoever of any court or administrative body of any kind whatsoever by which Gold FX or GFE is bound, which would have a material adverse effect on this Agreement and the completion of the transactions contemplated hereunder; or

(ii)

result in a material violation of any material law or regulation of any kind whatsoever by Gold FX or GFE, which would have a material adverse effect on this Agreement and the completion of the transactions contemplated hereunder;

(p)

Gold FX and GFE will have no liabilities, whatsoever, whether contingent or accrued and whether or not determined or determinable, other than statutory obligations relating to the Properties and the liabilities disclosed in the Accounts of Gold FX for the period ended 30 June 2005 or which have otherwise been disclosed in writing to Buffalo;

(q)

the unaudited consolidated financial statements of Gold FX for the period ended 30 June 2005 to be produced prior to closing will be prepared in accordance with generally accepted accounting principles in Australia applied on a basis consistent with the financial statements of Gold FX for prior fiscal periods, and will present fairly the results of operations and changes in financial position for the period covered thereby, and the balance sheet contained therein will present fairly the financial condition of Gold FX as at the date thereof and will be correct and complete in all material respects and fairly and will accurately reflect the income, expenses, assets and liabilities of Gold FX and GFE as respective dates of them and the notes to them will be true, complete and accurate in all material respects and fairly represent the results of operations for the periods referred to in accordance with Accounting Principles;

(r)

neither the Vendors, Gold FX nor GFE has received any notice from any government agency alleging that Gold FX or GFE or any of their predecessors in interest in respect of the Properties has violated or is violating any environmental law or regulation to which the Properties are subject and there are no actions, suits, proceedings or claims, orders, writs, injunctions of any court or governmental authority or any arbitration panel, pending or threatened with respect to or in any manner challenging the proposed purchase and sale of or otherwise affecting the Gold FX Shares or the exercise of any rights which derive therefrom and good, valid and marketable title, subject as aforesaid, to the Gold FX Shares will vest in Buffalo as a result of the consummation of the transactions contemplated by this Agreement, free and clear of any and all encumbrances, trusts, voting trusts, proxies and other interests, claims or demands of every kind or nature whatsoever;

(s)

each of Gold FX and GFE have operated in the ordinary course of business and, without limiting the foregoing, neither the Vendors nor Gold FX has caused Gold FX or GFE to acquire or dispose of, or agree to acquire or dispose of, any material asset or property, terminate or enter into any material contract, pay any bonus to shareholders or employees of Gold FX or GFE, take on any material liabilities or obligations other than in the ordinary course of business, or charge or encumber in any material way the Properties or any interest of Gold FX or GFE therein;

(t)

neither Gold FX nor GFE is insolvent or has committed an act of bankruptcy, proposed a compromise or arrangement to its creditors generally, had any petition for the granting of a receiving order in bankruptcy filed against it, made a voluntary assignment into bankruptcy or taken any proceeding to have itself wound-up or declared bankrupt or to have a receiver appointed in respect of all or any portion of its assets or commenced proceedings for any amalgamation, continuation or other corporate reorganisation;

(u)

there are no pension, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever with respect to the directors, officers or employees of Gold FX or GFE and there are no labour contracts or collective agreements with respect to any employees of Gold FX or GFE, nor any labour grievance procedures, labour disputes or strikes or union organization campaign, pending or threatened against Gold FX or GFE;

(v)

there are no material contracts to which Gold FX and GFE are parties other than the BHP Agreement and the Lodestone Agreement;

(w)

there are no agreements between Gold FX and GFE and any directors or officers of Gold FX and GFE;

(x)

Gold FX and GFE are not indebted to any directors , officers or shareholders of Gold FX and GFE respectively or any of the Vendors; and

(y)

neither the Vendors, Gold FX or GFE has any specific information relating to Gold FX or GFE that is not generally known or that has not been disclosed to Buffalo and that, if known, could reasonably be expected to have a materially adverse effect on the value of the Gold FX Shares or the Properties;

(z)

neither the Vendors, Gold FX or GFE have entered into any agreement with parties to Native Title Claims in respect of the Properties or activities conducted under the Properties; notwithstanding the foregoing, neither the Vendors, Gold FX or GFE is in breach of the provisions of the Native Title Act 1993 (Cth) in respect of the Properties or activities conducted under the Properties or any agreement negotiated with parties to Native Title Claims in respect of the Properties or activities conducted under the Properties;

(aa)

neither the Vendors, Gold FX or GFE is in breach of any access agreement with parties to Native Title Claims in respect of the Properties or activities conducted under the Properties or approved cultural heritage management plan in respect of the Properties or activities conducted under the Properties;

(bb)

neither the Vendors, Gold FX or GFE has breached its duty of care obligations under the Aboriginal Cultural Heritage Act 2003 (Qld) in respect of the Properties or activities conducted under the Properties;

(cc)

Gold FX and GFE have paid or adequately provided for, and undertake to pay, all taxes, duties and imposts levied under the Tax Act or any other Act or Regulation of the Commonwealth of Australia or any State thereof, including but without limitation, income tax, capital gains tax, recoupment tax, sales tax, fringe benefits tax, withholding tax, excise duty, stamp duty, land tax, local authority rates and other taxes, fees and assessments, including interest and penalties or other payments whether similar or dissimilar to the foregoing (“Taxes”) required to be paid by Gold FX and GFE for each tax period ending on, and as of, and prior to the Closing Date, and Gold FX and GFE are not in default in payment of any Taxes, and has duly filed all Tax reports and returns required in connection therewith to be filed by them;

(dd)

Gold FX and GFE has not received any notice of any Tax deficiency outstanding, proposed or assessed;

(ee)

there are no statutory changes or liens upon, pending against or, to the best knowledge of Gold FX and GFE, following diligent inquiry, threatened against Gold FX and GFE or any of their assets arising pursuant to the Tax Act or any other Act or Regulation of the Commonwealth of Australia or any State thereof making provision for Taxes.

3.3

Buffalo represents and warrants to the Vendors that:

(a)

it is a body corporate duly incorporated, organised, validly subsisting and in good standing with respect to the filing of annual reports under the laws of its incorporating jurisdiction;

(b)

it has the power, capacity and authority to enter into and perform this Agreement and all transactions contemplated herein and to take all actions required of it under this Agreement and all corporate and other actions required to authorise it to enter into and perform this Agreement have been properly taken;

(c)

it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(d)

neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transaction hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party;

(e)

the execution and delivery of this Agreement and any of the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents;

(f)

the Buffalo Shares, when issued, shall be fully paid, validly issued and are free and clear of all liens, charges, security interests and encumbrances whatsoever and there are no agreements, options, warrants, rights of conversion, rights of pre-emption or similar rights or other rights pursuant to which Buffalo is or may become obligated to issue any of its shares or other securities other than as disclosed in the Public Record;

(g)

to the best of its knowledge, there are no actions, suits, judgements, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting Buffalo at law or in equity before or by any federal, provincial, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and there is no basis therefor;

(h)

since September 30, 2005, there has not been, occurred or arisen any damage, destruction or loss, labour trouble or other event, condition or state of facts of any character, that materially adversely affects, or could materially adversely affect, the financial condition, results of operations, business, assets, properties or prospects of Buffalo other than fluctuations of metals prices, nor has there been any change in the condition or operations of the business, assets or financial affairs of Buffalo, that are, in the aggregate, materially adverse;

(i)

to the best of its knowledge, the execution and delivery of this Agreement, the performance of its obligations under this Agreement and the completion of its transactions contemplated under this Agreement will not:

(i)

material conflict with, or result in the breach of or the acceleration of any indebtedness under, or constitute default under, the Articles of Buffalo or any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which Buffalo is a party or by which it is bound, or any judgement or order of any kind whatsoever of any court or administrative body of any kind whatsoever by which Buffalo is bound, which would have a material adverse effect on this Agreement and the completion of the transactions contemplated hereunder; or

(ii)

result in violation of any law or regulation of any kind whatsoever by Buffalo, which would have a material adverse effect on this Agreement and the completion of the transactions contemplated hereunder;

(j)

no consent, approval, authorisation, order, registration, notification or qualification of or with any court, government, agency, stock exchange or other regulatory authority or any other third party is required that has not been given prior to the time of Closing on the Closing Date or waived or for the consummation of the transactions contemplated herein; and

(k)

no proceedings are pending for and it is not aware of any basis for the institution of any proceedings leading to the dissolution or winding-up of Buffalo or its subjection to bankruptcy or any other laws governing the affairs of insolvent persons.

3.4

Exelmont represents and warrants to Buffalo that it has no interest of any kind whatsoever in the Gold FX Shares owned by John Lynch, one of the Vendors.

3.5

The parties hereto agree:

(a)

the representations and warranties of the parties herein before set out are conditions upon which the parties have relied on in entering into this Agreement;

(b)

if the any of Vendors, the Directors, Exelmont or Gold FX is in breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement they shall be jointly and severally liable and shall jointly and severally indemnify and save harmless Buffalo from any and all loss (including economic loss), costs, damages, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement provided notice of any such breach is delivered to the Vendors and Gold FX by Buffalo within two years of the date of this Agreement and for the purpose of this clause in assessing any loss suffered by the Purchaser, the Purchase Price shall for all purposes be deemed to include the market value (as at the Closing Date) of the Buffalo Shares issued by the Purchaser hereunder;

(c)

if Buffalo is in breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement it shall be liable and shall indemnify and save harmless the Vendors from any and all loss (including economic loss), costs, damages, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement provided notice of any such breach is delivered to Buffalo by the Vendors within two years of the date of this Agreement.

3.5

The representations and warranties of the parties contained in this Agreement or in any agreement, certificate or other document delivered or given pursuant to this Agreement, and the covenants and agreements of the parties under this Agreement to be performed or observed at or prior to the Closing Date, shall survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion or any investigation or enquiry made by or on behalf of any party or any waiver of any condition by any party, shall continue in full force and effect for a period of two years after the Closing Date, but not thereafter.

4.

OBLIGATIONS OF GOLD FX AND GFE PRIOR TO CLOSING

4.1

Prior to the closing Date, Gold FX and GFE:

(a)

shall carry on the Business diligently and substantially in the same manner as presently conducted;

(b)

shall not enter into any contract or commitment or engage in any transaction or create any indebtedness other than those incurred in the usual and ordinary course of business;

(c)

will not declare or pay any dividend or make any distribution, directly or indirectly of their capital;

(d)

will not directly or indirectly, buy-back or cancel any of their share capital;

(e)

will not amend their Constitutions;

(f)

will not make any change in their issued share capital

(g)

will not grant or make any option, calls, rights, commitments or other agreements of any kind obligating them to issue, transfer, sell or deliver any security of the Gold FX and GFE;

(h)

will maintain their books, accounts and records in the usual, regular and ordinary manner, on a basis consistent with prior practices;

(i)

will comply with all laws, rules and regulations applicable to them and to the conduct of the Business

(j)

will not do any act, or omit to do any act, which will cause a breach of any of their material commitments or obligations.

5.

CLOSING

5.1

Unless this Agreement is terminated earlier pursuant to the provisions hereof, the Closing will take place at the offices of Buffalo, Suite 300, 1055 West Hastings Street, Vancouver, British Columbia at 10:00 a.m. Vancouver time on the Closing Date.

5.2

At the Closing, the Vendors shall deliver or cause to be delivered to Buffalo at the place of the Closing the following:

(a)

a certificate signed by the Vendors, dated as of the Closing Date, in form satisfactory to Buffalo, acting reasonably, to the effect that the representations and warranties of the Vendors Gold FX set out in Section 3.1 of this Agreement are true and correct in all material respects on and as of the Closing Date as if made effective the Closing Date, and the covenants and agreements of the Vendors to be observed and performed at or before the Closing pursuant to the terms of this Agreement have been duly observed and performed in all material respects;

(b)

a certificate signed by Park, Dugmore and Skrzeczynski, dated as of the Closing Date, in form satisfactory to Buffalo, acting reasonably, to the effect that the Directors Warranties are true and correct in all material respects on and as of the Closing Date as if made effective the Closing Date, and the covenants and agreements of the Vendors to be observed and performed at or before the Closing pursuant to the terms of this Agreement have been duly observed and performed in all material respects;

(c)

an originally signed copy of the Pooling Agreement, duly executed by all parties thereto other than Buffalo;

(d)

a certified copy of a resolution of the directors of Gold FX approving the transfer of the Gold FX Shares to Buffalo and authorising the registration of the Gold FX Shares in the name of Buffalo;

(e)

where applicable, stamped prior transfers in favour of the Vendors of the Gold FX Share which transfers will permit registration of each of the Vendors as the holders of the Gold FX Shares in their names;

(f)

evidence acceptable to Buffalo, acting reasonably, showing registration of all Shares in GFE in the name of Buffalo;

(g)

all other necessary consents, waivers, including waivers of rights of first refusal and pre-emptive rights, authorisations and instruments of transfer required to enable the transfer of the Gold FX Shares, in accordance with the terms hereof free and clear of any encumbrance or any voting agreement, voting trust or other agreement, limitation or restriction whatsoever; and

(h)

such further documents and assurances as Buffalo or its solicitors may reasonably require in order to give effect to the provisions hereof.

5.3

At the Closing, Buffalo shall deliver or cause to be delivered to the Vendors at the place of the Closing the following:

(a)

a certificate of a senior officer of Buffalo having knowledge of the facts, dated as of the Closing Date, in form satisfactory to the Vendors, acting reasonably, to the effect that to the best of such officer’s knowledge after due enquiry, the representations and warranties of Buffalo set out in Section 3.3 of this Agreement are true and correct in all material respects on and as of the Closing Date as if made effective the Closing Date, and the covenants and agreements of Buffalo to be observed and performed at or before the Closing pursuant to the terms of this Agreement have been duly observed and performed in all material respects;

(b)

an originally signed copy of the Pooling Agreement, duly executed by Buffalo;

(c)

share certificates representing the Buffalo Shares in the names of the Vendors in the amounts set out in Schedule “C” hereto, other than 90% of the Buffalo Shares to be issued to Park, Dugmore and Skrzeczynski;

(d)

evidence acceptable to Park, Dugmore and Skrzeczynski, acting reasonably, showing registration of 90% of the Buffalo Shares to be issued to Park, Dugmore and Skrzeczynski in the names of Park, Dugmore and Skrzeczynski which will be held in accordance with the terms of the Pooling Agreement; and

(e)

such further documents and assurances as the Vendors or its solicitors may reasonably require in order to give effect to the provisions hereof.

6.

CONDITIONS PRECEDENT TO CLOSING

6.1

The obligations of Buffalo under this Agreement shall be subject to the satisfaction on or before the Closing Date of the following conditions (each of which is for the exclusive benefit of Buffalo and may be waived in whole or in part by Buffalo by notice in writing to the Vendors on or before the Closing Date):

(a)

the representations and warranties of the Vendors Gold FX contained in this Agreement or in any Schedule hereto or in any certificate or other document delivered or given pursuant to this Agreement (including, without limitation, the representations and warranties contained in Section 3.1) shall be true and correct in all material respects as at the Closing Date with the same force and effect as if such representations and warranties had been made as at the Closing Date;

(b)

the representations and warranties of Park, Dugmore and Skrzeczynski and Gold FX contained in this Agreement or in any Schedule hereto or in any certificate or other document delivered or given pursuant to this Agreement (including, without limitation, the representations and warranties contained in Section 3.2) shall be true and correct in all material respects as at the Closing Date with the same force and effect as if such representations and warranties had been made as at the Closing Date;

(c)

the Vendors and Gold FX shall have complied in all material respects with all covenants and agreements herein contained to be performed or observed or caused to be performed or observed by them, to the extent that such covenants or agreements are required to be performed or observed at or before the Closing Date;

(d)

at or before the Closing Date, Buffalo shall have received the documents referred to in Section 5.2 as therein provided;

(e)

any regulatory approvals required, with respect to any permit, licence, consent or authority issued to or held by the Vendors or Gold FX, shall have been obtained; and

(f)

the approval or consent of any regulatory authorities required with respect to the transactions contemplated by this Agreement shall have been obtained, subject to no conditions relating to Buffalo, Vendors or Gold FX that are not satisfactory to Buffalo acting reasonably.

6.2

The obligations of the Vendors under this Agreement shall be subject to the satisfaction at or before the Closing Date of the following conditions (each of which is for the exclusive benefit of the Vendors and may be waived in whole or in part by the Vendors by notice in writing to Buffalo on or before the Closing Date):

(a)

the representations and warranties of Buffalo contained in this Agreement or in any Schedule hereto or in any certificate or other document delivered or given pursuant to this Agreement (including, without limitation, the representations and warranties contained in Section 3.2) shall be true and correct in all material respects as at the Closing Date with the same force and effect as if such representations and warranties had been made as at the Closing Date;

(b)

Buffalo shall have complied in all material respects with all covenants and agreements herein contained to be performed or observed or caused to be performed or observed by it, to the extent that such covenants or agreements are required to be performed or observed at or before the Closing Date;

(c)

on or before the Closing Date, the Vendors shall have received the documents referred to in Section 5.3 as therein provided; and

(d)

any approval or consent of any regulatory authorities required with respect to the transactions contemplated by this Agreement shall have been obtained, subject to no conditions relating to Buffalo, Vendors or Gold FX that are not satisfactory to the Vendors acting reasonably.

6.3

The parties agree to use all reasonable efforts to satisfy or cause to be satisfied all conditions precedent to the completion of the transactions contemplated by this Agreement.

6.4

If at the Closing Date any of the conditions in Section 6.1 or any of the conditions in Section 6.2 shall have been neither fulfilled nor waived, then the party for whose benefit the condition has been included in this Agreement (the “Benefiting Party”) shall complete the transactions contemplated by this Agreement notwithstanding the non-fulfilment of the condition or conditions (in which event such completion shall be deemed a waiver of conditions to the extent not fulfilled and shall be without prejudice to any rights and remedies, including damages, of the Benefiting Party with respect to any obligations of the other party underlying such condition or any breach or default with respect thereto, such rights and remedies being hereby expressly preserved), unless by notice in writing to the other party on the Closing Date, the Benefiting Party elects not to complete the transactions contemplated by this Agreement, in which event this Agreement shall terminate, without prejudice to any other rights and remedies (including damages) of the Benefiting Party with respect to any obligations of the other party underlying such condition or any breach or default with respect thereto, such rights and remedies being hereby expressly preserved.

6.5

The parties acknowledge and agree that although the obligations of the parties to complete the transactions contemplated by this Agreement are subject to fulfilment or waiver of conditions set forth in this Article 5:

(a)

those conditions are not conditions to there being a binding agreement between the parties; and

(b)

until the time limited for the fulfilment or waiver of such conditions has expired, this Agreement is not void, voidable, revocable or otherwise capable of being terminated, by either of the parties hereto, by reason only that any such condition has been neither fulfilled nor waived.

7.

GENERAL

7.1

Time is of the essence of this Agreement

7.2

The terms and provisions hereof contained constitute the entire agreement between the parties and supersede all previous oral or written communications.

7.3

This Agreement will be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the parties hereto irrevocably submit and attorn to the exclusive jurisdiction of the courts of the Province of British Columbia and all appellate courts having jurisdiction thereover in connection with this Agreement or any of the transactions contemplated in connection with this Agreement.

7.4

This Agreement and each of its terms and provisions will enure to the benefit of and be binding upon the parties to this Agreement and their respective heirs, executors, administrators, personal representatives, successors and assigns.

7.5

This Agreement is not transferable or assignable by one party without the written consent of the other parties, provided that Buffalo can assign this Agreement to a wholly-owned subsidiary, provided that Buffalo shall cause such company to retransfer to Buffalo all of its rights hereunder prior to such company ceasing to be an Affiliate of Buffalo.

7.6

Any notice under this Agreement must be:

(a)

in writing;

(b)

delivered or telecopied; and

(c)

addressed to the party to which notice is to be given at the address for such party indicated on the first page hereof or at another address designated by such party in writing or in the case of telecopied notices to the Vendors and Gold FX at 61-7-3289-6959 and to Buffalo at 604-684-6024.

7.7

This Agreement will be governed by, construed and enforced in accordance with the laws of Notice that is delivered or telecopied will be deemed to have been given at the time of transmission or delivery.

7.8

The parties will with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party to this Agreement will execute and deliver such further documents or instruments required by the other party as may be reasonably necessary or desirable for the purposes of giving effect to or perfecting the transactions contemplated by this Agreement and obtaining any required approvals from the regulatory authorities, whether before or after the Closing.

7.9

Each party will bear all of its own costs and expenses (including without limitation accounting, legal and consulting fees and travel costs) in connection with this Agreement and the consummation of the transactions contemplated herein except as otherwise agreed by the parties.

7.10

This Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such facsimile or counterpart so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Agreement.

7.11

All information concerning this Agreement shall be kept confidential and, except to the extent required by law or by regulation of any securities commission, stock exchange or other regulatory body, shall not be disclosed to any person other than its professional advisors, financial advisors or an affiliate unless such persons have first executed a confidentiality agreement in favour of all parties or to any other person without the prior consent of all the parties, which consent shall not unreasonably be withheld.  The text of any news releases or other public statements which a party desires to make with respect to this Agreement shall, to the extent possible, and subject to applicable laws, be jointly planned and co-ordinated and no party shall act unilaterally in this regard without the prior approval of the other, such approval not to be unreasonably withheld or delayed.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

SHIRLEY PATRICIA PARK

JOHN GORDON PARK

MARK ANTHONY DUGMORE

ROBERT HENRICK SKRZECZYNSKI

RON EDGAR

CRATER HOLDINGS PTY LTD.,

ACN 069 195 697, AS TRUSTEE OF

THE ARNOLD FAMILY TRUST

JOHN LYNCH

KURATYN PTY LTD AS TRUSTEE OF

THE CRAWFORD FAMILY TRUST

JOHN GORDON PARK AND SHIRLEY

PATRICIA PARK AS TRUSTEES OF THE

PARK SUPERANNUATION FUND

CHRISTINE FRANCES SKRZECZYNSKI

SUSAN ROSEMARY DUGMORE AS

TRUSTEE OF THE GOLD INVESTMENT TRUST

GOLD FX LIMITED

Per:

Authorized Signatory

BUFFALO GOLD LTD.

Per:

Authorized Signatory

EXELMONT PTY LTD

Per:

Authorized Signatory

This is Schedule “A” to that certain Agreement between Shirley Patricia Park, John Gordon Park and Shirley Patricia Park as Trustees of the Park Superannuation Fund, Ron Edgar, Christine Frances Skrzeczynski, Susan Rosemary Dugmore as Trustee of the Gold Investment Trust, Crater Holdings Pty Ltd as Trustee of the Arnold Family Trust, John Lynch, Kuratyn Pty Ltd as Trustee of the Crawford Family Trust, Gold FX Limited, John Gordon Park, Mark Anthony Dugmore, Robert Henrick Skrzeczynski, Buffalo Gold Ltd. and Exelmont Pty Ltd made as of the 28th day of February 2006.

POOLING AGREEMENT

THIS AGREEMENT is dated for reference the 28th day of February 2006,

BETWEEN:

JOHN GORDON PARK AND SHIRLEY PATRICIA PARK AS TRUSTEES OF THE PARK SUPERANNUATION FUND, JOHN GORDON PARK and SHIRLEY PATRICIA PARK, c/o Gold FX Limited, 146 Mount O’Reilly Road, Samford, Queensland, Australia 4520

(collectively “Park”)

OF THE FIRST PART

AND:

SUSAN ROSEMARY DUGMORE AS TRUSTEE OF THE GOLD INVESTMENT TRUST and MARK ANTHONY DUGMORE, c/o Gold FX Limited, 146 Mount O’Reilly Road, Samford, Queensland, Australia 4520

(collectively “Dugmore”)

OF THE SECOND PART

AND:

ROBERT HENRICK SKRZECZYNSKI and CHRISTINE FRANCES SKRZECZYNSKI, c/o Gold FX Limited, 146 Mount O’Reilly Road, Samford, Queensland, Australia 4520

(collectively “Skrzeczynski”)

OF THE THIRD PART

AND:

BUFFALO GOLD LTD., of Suite 300, 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9

(“Buffalo”)

OF THE FOURTH PART

WHEREAS:

A.

Pursuant to an agreement dated February 10, 2006 between, inter alia, Park, Dugmore, Skrzeczynski, Buffalo and Gold FX (the “Agreement”), Buffalo agreed to acquire all of the issued and outstanding shares of Gold FX in exchange for common shares of Buffalo;

B.

The Agreement provided that Park, Dugmore, Skrzeczynski would place into a voluntary pool all of the Buffalo Shares issued to them pursuant to the Agreement and that such Buffalo Shares would be released from such pool in accordance with the terms of this agreement (the “Pooling Agreement”);

NOW THEREFORE THIS AGREEMENT WITNESSES in consideration of the mutual promises contained in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1.

INTERPRETATION

1.1

In this Pooling Agreement, including the Recitals, all capitalised terms shall have the meanings ascribed to them in the Agreement.

1.2

The division of this Pooling Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement.  The terms “this Pooling Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Pooling Agreement as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3

In this Agreement, unless the context otherwise requires, works importing the singular number only shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

1.4

In the event that the date on which any action is required to be taken hereunder by any party is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.5

A reference to a statute, regulation or other legislation herein shall be deemed to extend to and include any amendments thereto and successor legislation.

1.6

If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

2.

POOLING ARRANGEMENT

2.1

Subject to the terms and conditions set out in this Agreement, Park, Dugmore and Skrzeczynski agree that all of the Buffalo Shares issued to them pursuant to the Agreement shall be held by Buffalo in safekeeping and released from such pool and delivered to them on the following release schedule:

Release Date	Amount
Closing Date	10%
Six months from Closing Date	30%
Twelve months from Closing Date	30%
Eighteen months from Closing Date	30%

3.

DELIVERY OF BUFFALO SHARES AND INDEMNITY

3.1

Buffalo hereby agrees to keep all Buffalo Shares retained by it pursuant to this Pooling Agreement in safekeeping and will deliver such of the Buffalo Shares as may be due to be released to Park, Dugmore and Skrzeczynski in accordance with the release schedule set out in Section 2.1 above.

3.2

Buffalo agrees that it shall indemnify and save harmless Park, Dugmore and Skrzeczynski from any and all loss (including economic loss), costs, damages, actions and suits arising out of or in connection with any breach of its obligations under this Pooling Agreement.

4.

GENERAL

4.1

Time is of the essence of this Pooling Agreement.

4.2

Along with the Agreement, the terms and provisions hereof contained constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all previous oral or written communications.

4.3

This Pooling Agreement will be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the parties hereto irrevocably submit and attorn to the exclusive jurisdiction of the courts of the Province of British Columbia and all appellate courts having jurisdiction thereover in connection with this Agreement or any of the transactions contemplated in connection with this Pooling Agreement.

4.4

This Agreement and each of its terms and provisions will enure to the benefit of and be binding upon the parties to this Agreement and their respective heirs, executors, administrators, personal representatives, successors and assigns.

4.5

All deliveries under this Pooling Agreement must be addressed to the party to whom delivery is to be made at the address for such party indicated on the first page hereof or at another address designated by such party in writing.

4.6

The parties will with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Pooling Agreement, and each party to this Pooling Agreement will execute and deliver such further documents or instruments required by the other party as may be reasonably necessary or desirable for the purposes of giving effect to or perfecting the transactions contemplated by this Pooling Agreement and obtaining any required approvals from the regulatory authorities, whether before or after the Closing.

4.7

This Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such facsimile or counterpart so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Agreement.

4.8

Nothing in this Agreement shall in any way restrict the rights of Park, Dugmore and Skrzeczynski to any dividend or other distribution on the Buffalo Shares owned by them that are subject to this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

JOHN GORDON PARK AND SHIRLEY

PATRICIA PARK AS TRUSTEES OF

THE PARK SUPERANNUATION FUND

JOHN GORDON PARK

SHIRLEY PATRICIA PARK

SUSAN ROSEMARY DUGMORE AS

TRUSTEE OF THE GOLD

INVESTMENT TRUST

MARK ANTHONY DUGMORE

ROBERT HENRICK SKRZECZYNSKI

CHRISTINE FRANCES SKRZECZYNSKI

BUFFALO GOLD LTD.

Per:

Authorized Signatory

This is Schedule “B” to that certain Agreement between Shirley Patricia Park, John Gordon Park and Shirley Patricia Park as Trustees of the Park Superannuation Fund, Ron Edgar, Christine Frances Skrzeczynski, Susan Rosemary Dugmore as Trustee of the Gold Investment Trust, Crater Holdings Pty Ltd as Trustee of the Arnold Family Trust, John Lynch, Kuratyn Pty Ltd as Trustee of the Crawford Family Trust, Gold FX Limited, John Gordon Park, Mark Anthony Dugmore, Robert Henrick Skrzeczynski, Buffalo Gold Ltd. and Exelmont Pty Ltd made as of the 28th day of February 2006.

DESCRIPTION OF PROPERTIES

QUEENSLAND – CORRIDORS PROJECT

EPM No.	Name	Holder	Sub Blocks	Application Date	Grant Date	Expiry Date
14899	Dalton Tank North	Gold Finance & Exploration Pty Ltd	89		21/4/05	20/4/07
14902	Dalton Tank South	Gold Finance & Exploration Pty Ltd	38		21/4/05	20/4/07
14981	Langton	Gold Finance & Exploration Pty Ltd	78		21/4/05	20/4/07
15143**	Glenavon	Gold Finance & Exploration Pty Ltd	50	1/7/05
15204**	Suttor West	Gold Finance & Exploration Pty Ltd	18	1/9/05
15423**	Three Dicks	Gold Finance & Exploration Pty Ltd	9	17/2/06

*Note: 1 subblock is approximately 2.5-3 km square

QUEENSLAND – GEORGETOWN PROJECT

EPM No.	Name	Holder	Sub Blocks	Application Date	Grant Date	Expiry Date
15202**	Juntala	Gold Finance & Exploration Pty Ltd	244	30/11/05
15422**	Maureen North #1	Gold Finance & Exploration Pty Ltd	100	17/2/06
15424**	Maureen North #2	Gold Finance & Exploration Pty Ltd	100	17/2/06
15425**	Maureen North #3	Gold Finance & Exploration Pty Ltd	148	17/2/06

**Application

QUEENSLAND – CROYDON PROJECT

EPM No.	Name	Holder	Sub Blocks	Application Date	Grant Date	Expiry Date
15381**	Golden Gate	Gold Finance & Exploration Pty Ltd	234	24/1/06

**Application

NORTHERN TERRITORY – URANIUM PROJECT

EPM No.	Name	Holder	Sub Blocks	Application Date	Grant Date	Expiry Date
24892**	Lake Amadeus #1	Gold FX Limited	477	22/8/05
24893**	Lake Amadeus #2	Gold FX Limited	212	22/8/05
24894**	Lake Neal	Gold FX Limited	181	22/8/05

**Application

This is Schedule “C” to that certain Agreement between Shirley Patricia Park, John Gordon Park and Shirley Patricia Park as Trustees of the Park Superannuation Fund, Ron Edgar, Christine Frances Skrzeczynski, Susan Rosemary Dugmore as Trustee of the Gold Investment Trust, Crater Holdings Pty Ltd as Trustee of the Arnold Family Trust, John Lynch, Kuratyn Pty Ltd as Trustee of the Crawford Family Trust, Gold FX Limited, John Gordon Park, Mark Anthony Dugmore, Robert Henrick Skrzeczynski, Buffalo Gold Ltd. and Exelmont Pty Ltd made as of the 28th day of February 2006.

DETAILS OF OWNERSHIP OF GOLDFX SHARES

Name of Shareholder	Number of GoldFX Shares
Susan Rosemary Dugmore (Gold Investment Trust)	2,100,001 2,000,001 1,000,000 850,000 850,000 800,000 500,000 400,000 100,000 100,000
Robert Henrick Skrzeczynski
John Gordon Park
Shirley Patricia Park
John Park and Shirley Park (Park Superannuation Fund)
Ron Edgar
Crater Holdings Pty Ltd. (Arnold Family Trust)
John Lynch
Christine Frances Skrzeczynski
Kuratyn Pty Ltd. (Crawford Family Trust)

To be exchanged for the Buffalo Shares as follows:

Name of Shareholder	Number of Buffalo Shares
Susan Rosemary Dugmore (Gold Investment Trust)	965,517 919,540 459,770 390,805 390,805 367,816 229,885 183,908 45,977 45,977
Robert Henrick Skrzeczynski
John Gordon Park
Shirley Patricia Park
John Park and Shirley Park (Park Superannuation Fund)
Ron Edgar
Crater Holdings Pty Ltd. (Arnold Family Trust)
John Lynch
Christine Frances Skrzeczynski
Kuratyn Pty Ltd. (Crawford Family Trust)

Exhibit 4.AB. - Option agreement dated March 15, 2006 between the Company and Global Discovery Pty. Limited

BUFFALO GOLD LTD.

300 -1055 W. Hastings Street

Vancouver, BC, Canada V6E 2S9

Phone: 604.685.5492 Fax: 604.684.6024

www.buffalogold.ca

March 9, 2006

BY E-MAIL

Global Discovery Pty Ltd.

20 Oakbank Street

Newport, Victoria

Australia 3015

Attention:

Mike Raetz

Dear Mike:

Re:

Acquisition of EL Numbers 24694 and 24841 - Northern Territory

Further to our recent discussions, this letter will serve to confirm the agreement of Buffalo Gold Ltd. ("Buffalo") and Global Discovery Pty Ltd ("Global") whereby Buffalo will have the sole right to acquire a 100% interest in the above tenements ("Tenements") free and clear of all liens, charges or encumbrances.

In order to induce Buffalo to enter into this agreement, Global has represented and warranted to Buffalo that:

(a)

Global is legally entitled to hold the Tenements and is the registered and beneficial owner of the Tenements and any rights of access thereto and the Tenements and such rights of access are free and clear of all liens, charges, encumbrances and agreements in respect thereof which would have a material adverse effect on the intended use or value of the Tenements;

(b)

the Tenements are in good standing with respect to all material filings, and all taxes, charges and assessments required in respect thereof have been paid in full as are required under all applicable laws and regulations and all filings, payments and recordings required to be made with any governmental agency prior to September 10, 2006 to maintain the Tenements in good standing have been made and all work requirements to be met prior to September 10, 2006, to maintain the Tenements in good standing have been met and no default has been alleged in respect thereto;

(c)

the Tenements were acquired by Global in compliance in all material respects with all applicable laws;

(d)

no person, firm, corporation or other entity of any kind whatsoever, other than the surface owners, has any form of right to explore, develop or otherwise exploit the Tenements; and

(e)

there are no material adverse claims or challenges of any kind whatsoever, including without limitation claims or challenges by third parties, against or to the ownership of, or title to, the Tenements, nor is there any basis therefor, that if determined adversely, would have a material adverse effect on the ownership or use thereof.

In consideration of the respective covenants and agreements of the parties contained herein and the sum of A$50,000 paid by Buffalo to Global and other good and valuable consideration, (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties agree as follows:

1.

Buffalo will have the sole and exclusive right until September 10, 2006 ("Term") to undertake technical due diligence on the tenements and to settle the terms of and execute a formal agreement for the purchase of a 100% interest in the Tenements for the sum of A$250,000 which may be paid to Global, at its sole election, by either the delivery of that number of common shares of Buffalo having a market value at the date of the closing of the purchase and sale of the Tenements of A$250,000 or A$50,000 cash and that number of common shares of Buffalo having a market value at the date of the closing of the purchase and sale of the Tenements of A$200,000;

2.

during the Term, Buffalo will keep the tenements in good standing at its own cost and meet expenses listed in Schedule "B";

3.

3Buffalo will use the services of Andy Wilde and Mike Raetz on a consultancy basis to address project issues at the discretion of Buffalo;

4.

Buffalo will have the first right of refusal over any uranium properties that Global (or its subsidiaries), Andy Wilde and Mike Raetz (either collectively or individually) may generate (for independent acquisition, distinct from work controlled by clients who pay for consulting) for a period of 24 months from the date of this agreement;

5.

Buffalo can elect, at any time prior to the end of the Term to withdraw from this agreement with no retained interest in the Tenements;

6.

Global may elect during the Term to transfer the Tenements to Canon Investments Pty Ltd ("Canon") wholly owned by Mike Raetz and Andy Wilde and all terms of this agreement will thereby become binding on Canon; and

7.

The purchase and sale of the Tenements shall occur no later than October 11, 2006, and may be effected, at Canon's sole election, by the transfer of the Tenements to Canon and the acquisition by Buffalo of all of the issued and outstanding shares of Canon, provided that such shares are free and clear of all liens, charges and encumbrances and that Canon has no liabilities of any kind whatsoever.

If the foregoing accords with your understanding of our agreement; please acknowledge your acceptance of, and agreement to be bound by, the terms and conditions of this letter agreement by signing the enclosed copy hereof in the space provided and returning same to us. We confirm that this letter agreement may be executed in two counterparts each of which will be deemed to be an original and both of which will be deemed to constitute one agreement. This agreement is subject to all applicable regulatory approvals.

Yours Truly,

Agreed to and accepted this 9th day of March 2006.

Buffalo Gold Ltd.

“Mark Dugmore”

per:    Mark Dugmore

Vice-President of Corporate Development

    Global Discovery Pty Ltd.

This is Schedule "A" to that certain Agreement between Global Discovery Pty Ltd. and Buffalo Gold Ltd. made as of the 8th day of March 2006.

DESCRIPTION OF PROPERTIES

NORTHERN TERRITORY – MURPHY PROJECT

EL No.	Name	Holder	Sub Blocks	Area sq km	Application Date	Grant Date	Expiry Date
24694	Coanjula	Global Discovery Pty Ltd	446	1,448	14/4/2005	1/3/2006	28/2/2012
24841	Puzzle	Global Discovery Pty Ltd	297	971	10/8/2005	N/A	N/A

This is Schedule "B" to that certain Agreement between Global Discovery Pty Ltd. and Buffalo Gold Ltd. made as of the 81h day of March 2006.

DESCRIPTION OF EXPENSES

NORTHERN TERRITORY – MURPHY PROJECT

Item	Amount AUD	Payable to	Details
EL Rent	$4906	Global Discovery Pty Ltd	EL 24694 Paid on 1/3/2006, refundable as agreed
EL	NA	DPI	EL 24841 whenever due
Rent
Exploration	NA	NA	Expenditure reasonably close to prorata, to keep EL's in good standing. If other than reconnaissance will require convening a meeting with land owners.

Exhibit 4.AC. - Audit Committee Charter

Buffalo Gold Ltd.

Audit Committee Charter

STATEMENT OF POLICY

The purpose of the audit committee is to assist the board of directors (“the Board”) in discharging its responsibilities with respect to the accounting policies, internal controls, and financial reporting of Buffalo Gold Ltd. (the “Company”). The audit committee is also responsible for monitoring compliance with applicable laws and regulations, standards of ethical business conduct, and the systems of internal controls. The audit committee shall have the authority to retain special legal, accounting, or other consultants to advise the audit committee. The audit committee may request any officer or employee of the Company, or the Company’s outside counsel or independent auditor to attend a meeting of the audit committee or to meet with any members of, or consultants to, the audit committee.

MEMBERSHIP REQUIREMENTS

The audit committee shall conform to the requirements of the policies of the TSX Venture Exchange in effect from time to time, and comprise at least three directors, of whom a majority are not employees. Audit committee members will be appointed annually.

RESPONSIBILITIES

The primary responsibility for financial and other reporting, internal controls and compliance with laws and regulations and ethics rests with the management of the Company. However, the board of directors has determined that:

A.

The audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

B.

Any engagement of the independent auditor to perform services other than audit, review and attest services must be approved by the audit committee. In order to safeguard the independence of the auditor, for any proposed non-audit engagement: (i) management and the auditor must affirm to the audit committee that the proposed non-audit service is not prohibited by applicable laws, rules or regulations; (ii) management must describe the reasons for hiring the auditor to perform the services; and (iii) the auditor must affirm to the audit committee that it is qualified to perform the services.

C.

The Company’s independent auditor shall report directly to the audit committee.

D.

The audit committee is responsible for resolving any disagreements between the Company’s management and independent auditor regarding financial reporting.

E.

The audit committee shall establish procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls and auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

F.

The audit committee may engage independent counsel and other advisers as it determines necessary to carry out its duties.

G.

The audit committee may use funds from the Company to (i) compensate any independent auditor engaged by the audit committee for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensate any advisers employed by the audit committee, and (iii) pay for any ordinary administrative expenses of the Committee that are necessary to carry out its duties.

SPECIFIC DUTIES

The audit committee has the following specific duties and reporting requirements:

1.

The audit committee shall meet on a regular basis and call special meetings as circumstances require.

2.

The audit committee shall report its activities to the Board on a regular basis, such as after each meeting, so that the Board is kept informed of its activities on a current basis.

3.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

4.

Review and recommend to the Board the independent auditors to be selected to audit the financial statements of the Company, its divisions and its subsidiaries, if any.

5.

Receive periodic reports and/or disclosures from the independent auditors delineating all relationships with the Company, review any disclosed relationships that may impact the objectivity and independence of the auditors, and recommend that the Board take appropriate action in response to the independent auditors’ report to satisfy itself of the auditors’ independence.

6.

Approve the fees of the independent auditors budgeted for each year.

7.

Evaluate the performance of the independent auditors.

8.

Review with management and the independent auditors, the Company’s periodic financial statements, related footnotes and management’s discussion and analysis.

9.

Meet periodically with management to review the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

10.

Meet with the independent auditors and financial management of the Corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof, review such audit, including any comments or recommendations of the independent auditors.

11.

Review with management and the independent auditors major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company’s financial statements.

12.

Review with the independent auditors and the Company’s financial management, the adequacy and effectiveness of the accounting and financial controls of the Corporation, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new and more detailed controls or procedures are desirable.

13.

Provide sufficient opportunity for the independent auditors to meet with the members of the audit committee without members of management present. Among the items to be discussed in these meetings are the independent auditors’ evaluation of the Corporation’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

14.

Review, with the Company’s outside counsel when appropriate, any legal matters that may have a material impact on the organization’s financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

15.

Review with the independent auditor any problems or difficulties the auditors may have encountered and any management letter provided by the auditor and the Company’s response to that letter. Such review should include any difficulties encountered in the course of the audit work including any restrictions on the scope of activities or access to required information.

16.

Advise the Board with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Corporation’s by-laws and other adopted policies and procedures.

17.

The audit committee shall instruct the independent auditors that, if any significant problems are uncovered or if there are any areas that require its special attention, the chairman of the audit committee is to be so advised.

18.

The audit committee shall obtain from management explanations for all significant variances in the financial statements between years. The audit committee should consider whether the data are consistent with periodic management’s discussion and analysis (MD&A).

19.

The audit committee and the Board shall consider whether the independent auditors should meet with the full Board to discuss any matters relative to the financial statements and to answer any questions that other directors may have.

20.

Investigate any matter brought to the audit committee’s attention within the scope of its duties, with the power to retain outside counsel, accountants, or others to assist in the conduct of the investigation if the audit committee deems appropriate.

Exhibit 4.AD. - Hannah One Property Agreement

BUFFALO GOLD LTD.

Suite 2000-1055 West Hastings Street

Vancouver, BC, Canada,

1 May 2006 Mel Dalla-Costa

15 Great Eastern Highway

Kalgoolie 6430

Western Australia

Dear Mel:

Re: Hannah I Property, Western Australia

1.

We provide this letter as a formal option agreement: by which Buffalo Gold Corp. will obtain and you will grant Buffalo an option to acquire an undivided 100% interest (the "Option") in the Property. We acknowledge that this letter (the "Letter Agreement") results in the formation of a binding agreement between us.

For the purposes of this Letter Agreement, the following terms shall be defined as follows:

(a)

"Property" collectively means the Hannah 1 property, being Exploration Licence 69/1901, located in Western Australia, together with such additional property interest acquired pursuant to Section 6;

(b)

"Buffalo" means Buffalo Gold Ltd. a British Columbia Company listed and trading on the TSX Venture Exchange under the symbol BUF.U;

(c)

"Dalla-Costa" means Melville Dalla-Costa, a businessman resident in Australia, who is the registered Tenement Holder of a. 100% interest in the Property; and

(d)

"TSXV" Means the TSX Venture Exchange.

OPTION

2.

Dalla-Costa hereby grants to Buffalo the option to acquire 100% of his right, title and interest in the Property (the "Interest") on the terms set out herein.

REPRESENTATIONS AND WARRANTIES

3.

Dalla-Costa represents and warrants to Buffalo that Dalla-Costa, owns 100% of the mineral rights to the Property unencumbered (subject only to claims for Native Title, State royalties and the conditions of the tenement), and has good and sufficient right and authority to enter into this Letter Agreement and carry out its intentions under this Letter Agreement. To the best of Dalla-Costa's knowledge, and subject to the information provided to Buffalo by Dalla-Costa referred to in Schedule "A", no Native Land Claims exist or are pending as at the date of this agreement.

4.

Buffalo represents and warrants to Dalla-Costa that Buffalo has good and sufficient right and authority to enter into this Letter Agreement, and carry out its intentions under this Letter Agreement.

OPTION EXERCISE

5.

In order to earn the Interest, Buffalo shall

(a)

pay Dalla-Costa. A$275,000 and issue 550,000 shares of Buffalo Gold Ltd. on the following Schedule, all such payments and issuances being non-refundable:

(i)

Upon Execution of this Letter Agreement pay A$25,000, and be obligated to deliver 50,000 common shares of Buffalo Gold Corp. ("Shares") immediately upon receipt of TSXV approval to such issuance;

(ii)

On or before the first anniversary of the Execution of this Letter Agreement pay A$50,000, and deliver 100,000 Shares;

(iii)

On or before the second anniversary of the Execution of this Letter Agreement pay A$50,000, and deliver 100,000 Shares;

(iv)

On or before the third anniversary of the Execution of this Letter Agreement pay A$50,000, and deliver I00,000 Shares;

(v)

On or before fourth anniversary of the Execution of this Letter Agreement pay A$50,000, and deliver 100,000 Shares; and

(vi)

On or before the fifth anniversary of the Execution of this Letter Agreement pay A$50,000, and deliver 100,000 Shares;

(b)

expend not less than A$50,000 on the Property on or before June 24, 2006, and at all times prior to fully earning the Interest, shall have full responsibility for keeping the Property in good standing with all relevant Australian Authorities.

(c)

pay Dalla-Costa A$20,000,000 being the exercise price of the Option, which payment may be made at any time up to the sixth anniversary of the execution of this Letter Agreement, but if made at any time before the fifth anniversary, Buffalo shall not be required to make any further payments or issuances of Shares under section (a) above other than those made prior to exercise of the Option, which payments and issuances shall be non-refundable.

Failure by Buffalo to make the cash payments or issuance of Shares to Dalla-Costa within 15 business days or the date specified above, shall entitle Dalla-Costa to terminate the Option by notice to Buffalo, with no Interest in the Property having been earned by Buffalo.

6.

Additional land within 20 kilometres of the Property may be added to the Property by Buffalo at its expense, and shall form part of this agreement.

7.

Upon completion of the obligations under paragraph 5 above, which may be paid and issued in advance of the schedule, Buffalo will be deemed to have earned the Interest.

8.

Dalla-Costa shall be entitled to a Royalty equal to 5% of the Net Profit derived by Buffalo from the Property (including additional land acquired wider paragraph 6 above), on the terms set out below.

The Royalty shall be calculated and payable on a quarterly basis.

In this clause;

"Net Profit" over any period means the amount (if any) by which the Cumulative Net Profit at the end of that period, exceeds the Cumulative Net Profit at the commencement of that period.

"Cumulative Net Profit" as at any date (Calculation Date) shall be the amount by which Cumulative Receipts at the Calculation Date exceeds Cumulative Costs at the Calculation Date.

"Cumulative Receipts" at the Calculation Date shall be the value of Production from the Royalty Area derived by the Payer at the Calculation Date, each value to be determined as follows:

(a)

if the Production is sold at arms length, Cumulative Receipts shall comprise the net proceeds actually received by the Payer from sale of the Production, subject to all applicable discounts, penalties and premiums; and

(b)

if the Production is sold otherwise than at arms length or if Production is further processed prior to sale, Cumulative Receipts shall comprise the fair market value of the Production as determined in good faith by Buffalo.

"Cumulative Costs" at a Calculation Date shall be the aggregate of all of the following costs, expenses and liabilities incurred up to the relevant Calculation Date:

(a)

royalties payable to governmental authorities;

(b)

rents, rates and other governmental imposts on the Tenement and on any production therefrom;

(c)

amortisation of capital costs including development costs of any mine over the expected mine life;

(d)

costs of mining, crushing, treatment, processing, refining and marketing but excluding costs of exploration or prospecting on the Property;

(e)

costs of transportation and stockpiling;

(f)

depreciation on fixed assets over the expected mine life;

(g)

direct coats of financing operations on the Property including interest and fees; and

(h)

indirect costs and overheads.

"Production" means production of minerals from the Property.

Within 30 day; of the end of each quarter, Buffalo shall forward to Dalla-Costa a statement setting out:

(a)

details of all sales of Production during the quarter, and proceeds received from such sales;

(b)

the amount by which Cumulative Receipts and Cumulative Costs increased during that quarter;

(c)

the amount of Cumulative Receipts and the amount of Cumulative Costs as at the end of that quarter;

(d)

any other details necessary to enable the Payee to determine and verify the amount of Royalty for the quarter; and

(e)

the Royalty payable in respect of that quarter.

Buffalo shall forward to Dalla-Costa a statement of the Net Profit and shall pay to Dalla-Costa, Dalla-Costa's 5% share of such Net Profit, together with a reasonable explanation as to how Net Profit was calculated within 30 days of the end of each quarter.

9.

Dalla-Costa and Buffalo acknowledge that the Shares to be issued pursuant to this Agreement will be subject to a hold period under applicable policies of the TSXV and applicable Canadian securities laws.

10.

During and after exercise of the Option, Buffalo shall act as operator. Buffalo, as operator, must:

(a)

lodge all reports required under the Mining Act 1978 (WA) ("Act");

(b)

pay all rents, fee; rates and other charges levied on the Property;

(c)

comply with the Act and all other relevant legislation; and

(d)

deliver to Dalla-Costa copies of all notices and communications received from any government agency in any way affecting the Property.

11.

In the event the Property is brought to the mining stage, the Mine shall be named the Dalla-Costa Mine.

12.

Buffalo and its representatives will be allowed reasonable access to all documents and individuals requested.

TERMINATION

13.

Notwithstanding any other provision of this Letter Agreement, Buffalo may elect at any time to terminate the Option prier to earning Its 100% by delivering written notice to Dalla-Costa in the event that Buffalo elects to terminate the Option prior to earning its 100% interest, the Option will he of no further force and effect and will terminate, and Buffalo will acquire no Interest and will have no further obligations hereunder and all payments and issues of Shares prior to the effective date of termination shall he non-refundable and remain with Dalla-Costa absolutely. If Buffalo terminates prior to earning its 100%, it must rehabilitate all ground disturbance and environmental conditions arising solely from its activities on the Property.

CLOSING CONDITIONS

14.

The obligations of Dalla-Costa and Buffalo to complete the Option hereunder is subject to Buffalo having obtained all regulatory approvals for the issuance of the Shares, which approvals Buffalo shall seek immediately upon entering this agreement.

CONFIDENTIALITY

15.

Except as may be required by a stock exchange or other trading facility or by any rule, regulation or law of any kind whatsoever which is applicable to a party, while this Letter Agreement is in effect and for a period of one year thereafter, each party shall keep confidential all discussions and communications between them including, without limitation, all information communicated therein and all written and printed materials of any kind whatsoever exchanged between them and, if requested by a party to do so, the other party shall arrange for its directors, officers, employees, authorized agents and representatives that are or that may become aware of the relationship between the parties created by this Letter Agreement to provide to the first party a letter confirming their agreement to be personally bound by these non-disclosure provisions.

ADDITIONAL TERMS

16.

Any notice or other communication of any kind whatsoever to be given under this Letter Agreement shall be in writing and shall be delivered by hand, email or by fax to the parties at:

Mel DaIla-Costa 15 Great Eastern Highway Kalgoolie 6430 Western Australia	Buffalo Gold Ltd. Suite 2000-1055 West Hastings Street Vancouver, BC, Canada, Attention: Damien Reynolds

Fax:

618 90013216

Fax: 604 683 8340

Email:

taroya@bigpond.net.au

Email: damien@tournigan.com

or to such other addresses as may be given in writing by the parties hereto in the manner provided for in this paragraph.

17.

Dalla-Costa and Buffalo agree to perform or cause to be performed all such acts and deeds as may be required to give full force and effect to the terms and provisions set out herein and to cooperate with each other and each other's counsel and other professional advisors in the preparation, execution and delivery of any and all documents or instruments necessary to give full force and effect to the terms and provisions set out herein and any other documents required to give effect hereto.

18.

This Letter Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

19.

This Letter Agreement shall be governed by the laws of Western Australia and the federal laws of Australia applicable therein, and the parties hereby attorn to the jurisdiction of the Courts of Western Australia.

20.

This Letter Agreement may be executed in counterparts and delivered by facsimile, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

21.

Consideration for a taxable supply shall be increased by the amount of GST payable and the supplier must issue a tax invoice to the recipient.

22.

Buffalo must pay all stamp duty in respect of this letter of intent and any subsequent documentation.

23.

The Letter Agreement is conditional upon any consent or approval required under the Mining Act 1978. Each party shall use reasonable endeavours to procure each such consent.

IN WITNESS WHEREOF the parties have hereunto set their hands and seals effective as of the date first above written.

SIGNED, SEALED AND DELIVERED BY.

“Mel Dalla-Costa”

MEL DALLA-COSTA

SIGNED, SEALED AND DELIVERED BY.

BUFFALO GOLD LTD. per

“Damian Reynolds”

Authorized Signatory

Name of Signatory:

Damian Reynolds

Title of Signatory:

Chairman and CEO

Schedule "A"

Heritage and Native Title Information

On the 13th March 2006 Dalla-Costa faxed to Paul Simpson on behalf of Buffalo copies of the following Dept of Industry & Resources letters:

●

A letter of approval by the dept of industry & resources dated ("DOIR") 13th Feb 2006;

●

A letter dated 23rd January 2006 from DOER confirming that they found no heritage sites within the tenement;

●

A letter dated 71h Feb 2006 from the main elder of the Ngadju aboriginal group, Eddy McKenzie, via the group's anthropologist Wayne Glendenning which confirmed that the group had no objection to my exploration drilling programme;

●

A letter dated 14th March 2006 from the main elder of the Narnoobinya aboriginal group, Dorothy Tucher, which confirmed that the group had no objection to my exploration drilling programme.

Dallas-Costa also advises Buffalo:

●

should a full-scale exploration programme (500 holes) be required to be undertaken that further ground disturbance approvals may be needed which I believe in the circumstances only to be a formality;

●

should a decision be made to further develop (by mining) the project further negotiations / agreements will have to be entered into with the native title claimants.

BUFFALO GOLD LTD.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2005

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Balance Sheets

(Expressed in Canadian dollars)

As at December 31

	2005	2004

Assets

Current
Cash and cash equivalents	$3,541,708	$155,285
Receivables	30,298	1,809
Note receivable (note 4)	-	50,000
Prepaid expenses	1,340	-

	3,573,346	207,094

Equipment (note 3)	4,462	-
Exploration properties (note 4)	222,834	-

	$3,800,642	$207,094

Liabilities and Shareholders' Equity (Deficiency)

Current
Accounts payable and accrued liabilities (note 10)	$461,395	$479,424
Loans payable (note 5)	-	196,647
	461,395	676,071
Amounts due to shareholders	6,272	6,272

	467,667	682,343

Shareholders' equity (deficiency)
Share capital (note 6)
Authorized
Unlimited common shares without par value
Issued and outstanding
22,417,457 (2004 – 6,756,726) common shares	8,746,104	4,392,709
Contributed surplus (note 6)	909,000	54,000
Deficit	(6,322,129)	(4,921,958)

	3,332,975	(475,249)

	$3,800,642	$207,094

Nature and continuance of operations (note 1)

Subsequent events (note 14)

On behalf of the Board:
Damien Reynolds Director	James Stewart Director

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian dollars)

Year Ended December 31

	2005		2004		2003

Exploration Expenses (note 4)		$400,445		$-		$-

Administrative Expenses
Consulting fees		150,785		33,100		161,185
Amortization		157		-		-
Listing, filing and transfer fees		50,466		15,789		47,574
Office and miscellaneous		9,789		11,444		20,297
Professional fees		93,179		63,709		122,323
Property evaluation and due diligence costs (note 4)		2,230		-		294,282
Rent		13,072		13,104		22,000
Stock-based compensation (note 7)		661,000		-		54,000
Travel and promotion		37,392		16,872		78,923

Loss before other items		(1,418,515)		(154,018)		(800,584)

Other Items
Recovery of property evaluation and due diligence costs (note 4)		-		94,955		-
Write-off of exploration properties (note 4)		-		-		(140,500)
Write-off of receivables		-		-		(19,303)
Gain on settlement of accounts payable		14,494		17,810		-
Gain on settlement of loans payable (note 5)		57,768		-		-
Interest income		7,881		5,066		12
Interest expense		(4,743)		(52,216)		-
Foreign exchange		(9,556)		7,700		-
Provision for doubtful collectibility of note receivable (note 4)		(47,500)		-		-

Loss for the year		(1,400,171)		(80,703)		(960,375)

Deficit, beginning of year		(4,921,958)		(4,841,255)		(3,880,880)

Deficit, end of year	$	(6,322,129)	$	(4,921,958)	$	(4,841,255)

Loss per share
Basic and fully diluted	$	(0.14)	$	(0.02)	$	(0.28)

Weighted average number of shares outstanding
Basic and fully diluted		9,948,905		4,256,556		3,472,717

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian dollars)

Year Ended December 31

	2005		2004		2003

Cash Flows From Operating Activities
Loss for the year	$	(1,400,171)	$	(80,703)	$	(960,375)

Items not involving cash
Amortization		157		-		-
Recovery of property evaluation and due diligence costs		-		(94,955)		-
Write-off of exploration properties		-		-		140,500
Write-off of receivables		-		-		19,303
Gain on settlement of accounts payable		(14,494)		(17,810)		-
Gain on settlement of loans payable		(57,768)		-		-
Provision for doubtful collection of note receivable		47,500		-		-
Stock-based compensation		661,000		-		54,000
Interest accrued on loans payable		4,743		52,216		-
Interest accrued on notes receivable		-		(5,045)		-
Foreign exchange		2,100		(7,700)		-

Changes in non-cash working capital items:
Decrease (increase) in receivables		(28,489)		18,934		(20,743)
Payment received on notes receivable		2,500		50,000		-
Decrease (increase) in prepaid expenses		(1,340)		13,857		(10,000)
Increase in accounts payable and accrued liabilities		277,208		53,661		170,630

Net cash used in operating activities		(507,054)		(17,545)		(606,685)

Cash Flows From Financing Activities
Proceeds from private placements		4,481,920		146,193		452,356
Exercise of warrants		-		19,833		8,883
Share issue costs		(324,559)		(6,086)		-
Proceeds from (settlement of loans) payable		(36,431)		-		152,131

Net cash provided by financing activities		4,120,930		159,940		613,370

Cash Flows From Investing Activities
Equipment purchase		(4,619)		-		-
Expenditures on exploration properties		(222,834)		-		-

Net cash used in investing activities		(227,453)		-		-

Increase in cash and cash equivalents during the year		3,386,423		142,395		6,685

Cash and cash equivalents, beginning of year		155,285		12,890		6,205

Cash and cash equivalents, end of year		$3,541,708		$155,285		$12,890

Supplemental disclosure with respect to cash flows (note 13)

The accompanying notes are an integral part of these financial statements.

1.

Nature and Continuance of Operations

Buffalo Gold Ltd. (the "Company") is an Alberta Corporation engaged in the exploration of mineral properties and the evaluation of mineral properties for potential acquisition. On February 17, 2003, the Company changed its name from Buffalo Diamonds Ltd. to Buffalo Gold Ltd. and consolidated its share capital on a 10 old for one new basis (note 6). To date, the Company has not earned significant revenues and is considered to be in the exploration stage. Effective December 17, 2003, the Company's share listing was transferred to the NEX from the TSX Venture Exchange. Effective August 4, 2005, the Company’s share listing was transferred back to the TSX Venture Exchange.

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

Equipment

Computer equipment is recorded at cost and amortization is provided at 30% per year on a declining balance basis.

2.

Significant Accounting Policies (continued…)

Exploration properties and deferred costs

The Company has changed its accounting policy during the current fiscal year regarding the treatment of exploration expenditures on its properties. The Company previously capitalized these expenditures but will now charge to operations all exploration expenses incurred prior to the determination of economically recoverable reserves.

The Company continues to capitalize all mineral property acquisition costs and those exploration and development expenditures incurred following the determination that the property has economically recoverable reserves. The Company capitalizes such amounts until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement.  These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred. An exploration property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

This change in accounting policy has been applied retroactively and had no impact on the prior periods presented.

Asset retirement obligations

The Company initially measures legal obligations associated with the retirement of property, plant and equipment at fair value and subsequently makes an adjustment for the accretion of discount and any changes in the underlying cash flows. Any asset retirement cost is capitalized to the carrying amount of the related long-lived asset.

As at December 31, 2005 and 2004, the Company did not have any asset retirement obligations.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At December 31, 2005, 2004 and 2003, the total number of potentially dilutive shares excluded from loss per share was 7,141,456, 301,276 and 1,366,586 respectively.

Translation of foreign currencies

The Company’s functional currency is the Canadian dollar and transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the transaction dates.  At year-end, monetary assets and liabilities are re-measured at the year-end exchange rates.  The exchange gains and losses on translation are charged to operations.

138

2.

Significant Accounting Policies (continued…)

Stock-based compensation

Effective January 1, 2003, the Company adopted the fair value-based methodology for measuring stock-based compensation costs in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Prior to December 31, 2002, the Company employed the intrinsic value-based method, which recognized compensation cost for awards to employees only when the market price exceeded the exercise price at date of grant, but required pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.

Income taxes

Future income taxes are recorded using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

3.

Equipment

December 31, 2005
	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 4,619	$ 157	$ 4,462

The Company did not have any equipment at December 31, 2004.

4.

Exploration Properties

The changes in the cost of the Company’s exploration properties were:

	Mt. Kare	Red Property	Total

Balance, December 31, 2004 and 2003	$ -	$ -	$ -
Cash option payments	150,000	30,000	180,000
Legal and other purchase-related costs	35,833	7,001	42,834

Balance at December 31, 2005	$ 185,833	$ 37,001	$ 222,834

139

4.

Exploration Properties (continued…)

The Company incurred exploration expenses as follows:

	Mt. Kare	Red Property	Total

Drilling	$ -	$274,691	$274,691
Consulting	13,127	-	13,127
Salaries	64,386	-	64,386
Travel	4,749	-	4,749
Helicopter	6,623	-	6,623
Legal fees	8,845	-	8,845
Automotive	6,325	-	6,325
Accommodation and meals	6,447	-	6,447
General	15,252	-	15,252

Total for the year ended December 31, 2005	$ 125,754	$274,691	$400,445

The Company did not incur any exploration costs for the years ended December 31, 2004 and 2003.

Mt. Kare

On October 20, 2005, the Company entered into an option agreement with Longview Capital Partners Limited (“Longview”) to acquire up to a 90% interest in the Mt. Kare Property in Papua New Guinea. Longview holds an option from Madison Minerals Inc. (“Madison”) to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property. Longview is beneficially owned by one of the Company’s directors. One of the Company’s directors is also a director and shareholder of Madison.

In order to acquire its interest in the Mt. Kare Property, the Company will assume Longview’s obligations under its agreement with Madison as follows:

●

The Company will complete a preliminary feasibility study by January 4, 2007 and pay Madison, in cash or shares at Madison’s election, a total of $500,000 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), a wholly-owned subsidiary of Madison that is the holder of the Mt. Kare Property. The Company paid $100,000 to Madison in 2005 and a further $200,000 in 2006.

●

The Company can acquire a further 2% interest (51% in the aggregate) by paying, in cash or shares at the Company’s election, a further $500,000 on or before February 15, 2007.

●

The Company can acquire a further 14% interest in Madison PNG (65% in the aggregate) by completing a bankable final feasibility study by July 4, 2008.

After acquiring at least a 51% interest, the Company will have the right to acquire the balance of Madison’s interest based on an independent valuation of Madison’s remaining interest for cash or shares of the Company or a combination of both. If the Company elects not to acquire Madison’s remaining interest, the Company and Madison will enter into a joint venture for the further development of Mt. Kare.

140

4.

Exploration Properties (continued…)

Subject to regulatory approval, the Company will issue Longview 17,000,000 common shares at a deemed price of US$0.25 per share upon the Company having acquired the initial 49% interest in Madison PNG from Madison. In addition, the Company has agreed to pay Longview $200,000 in blocks of $50,000 on signing of the acquisition agreement and every three months thereafter until paid. The Company paid $50,000 to Longview in 2005.

This acquisition required the approval of the Company’s shareholders, which was subsequently granted at a special general meeting held on March 6, 2006.

Red Property

In July 2005, the Company acquired an interest in an underlying option to acquire the “Red Property”, located in northern British Columbia.  The Red Property is presently held under option by Gitennes Exploration Inc. ("Gitennes") which can acquire a 100% interest in the Red Property, subject to a 1.5% net smelter return royalty.  In order to acquire its 60% interest in the underlying option, the Company must pay Gitennes $30,000 on regulatory approval, incur expenditures of $600,000 by July 15, 2007, of which $200,000 must be incurred by July 15, 2006, and must make property payments to the underlying vendor totalling $100,000 by July 15, 2007.  Thereafter, the Company and Gitennes will incur the balance of the $2,000,000 in expenditures required by the underlying option to be incurred by July 15, 2010 on a pro-rata basis. In 2005, the Company paid $30,000 to Gitennes.

Terrawest Properties, Peoples Republic of China

During the year ended December 31, 2003, the Company entered into an agreement to acquire an interest in certain gold properties in the People’s Republic of China from Terrawest Resource Holdings Ltd. (“Terrawest”). The Company conducted property evaluation and due diligence in 2003. In March 2004, the agreement effectively ended when Terrawest received a notice from its Chinese partners terminating Terrawest’s underlying agreement on the subject properties. The Company agreed to abandon any claim against Terrawest in consideration of Terrawest and its principals providing two joint and several promissory notes totalling $100,000. The promissory notes are each for $50,000, fell due on July 30, 2004 and December 31, 2004, respectively, and bear interest at the rate of 10% per year after their due dates. The present value of these promissory notes was $94,955 at the date of issue, $50,000 at December 31, 2004. The Company received the $50,000 due July 30, 2004 and $2,500 of the amount due December 31, 2004. The remaining $47,500 is in default and although the promissory note is secured by personal guarantees from the principals of Terrawest, the Company has provided for the doubtful collection of this amount.

Calling Lake and Varlaam, Alberta

The Company has a 65% working interest in several mineral exploration permits in the Calling Lake region of Alberta. In 2003, management of the Company decided to write down the carrying value of the properties to $nil resulting in charges to operations of $140,500.

141

5.

Loans Payable

In 2003, the Company arranged for bridge financing totalling $152,131. The loans were to be repaid on the earlier of (1) the date that the Company closed a private placement of its securities so as to realize gross proceeds of at least $500,000; or (2) by March 31, 2004. The loans bore interest at 12% per year and included a share bonus of 45,276 common shares, subject to regulatory approval.

The Company was unable to repay the loan when it fell due and, in April 2005, reached an agreement with the lenders to settle the principal amount of the debt for 25% in cash ($36,431) and 75% in common shares at US$0.15 per share. The loan holders agreed to waive interest on the loans and the common share bonuses. The settlement was subject to regulatory approval, which was granted in July 2005. On settlement of the debt, the Company recognized a $57,768 gain on settlement and issued 600,688 common shares, at a value of $109,291.

6.

Share Capital and Contributed Surplus

	Number of Common Shares	Share Capital	Contributed Surplus

Balance at December 31, 2002	2,186,929	$ 3,742,531	$ -
Private placement	1,333,330	300,639	-
Settlement of accounts payable	32,221	28,999	-
Private placement	423,077	151,717	-
Exercise of warrants	33,333	8,883	-
Option award	-	-	54,000

Balance at December 31, 2003	4,008,890	4,232,769	54,000
Exercise of warrants	77,836	19,833	-
Private placement	2,480,000	146,193	-
Finders' fee	190,000	11,200	-
Share issue costs	-	(17,286)

Balance at December 31, 2004	6,756,726	4,392,709	54,000
Settlement of accounts payable	1,538,910	280,743	-
Settlement of loans payable	600,688	109,291	-
Private placement	3,100,000	566,070	-
Private placement	1,000,000	175,128	-
Private placement	9,251,858	3,740,722	-
Agent’s fee and corporate finance fee	169,275	68,442
Broker warrants	-	-	194,000
Share issue costs	-	(587,001)	-
Option award	-	-	661,000

Balance at December 31, 2005	22,417,457	$ 8,746,104	$ 909,000

142

6.

Share Capital and Contributed Surplus (continued…)

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

Share Issuances

During the year ended December 31, 2003:

a.

On February 28, 2003, the Company completed a non-brokered private placement consisting of 1,333,330 units at a price of US$0.15 per unit for proceeds of $300,639. Each unit consisted of one common share and half share purchase warrant. Each full warrant entitles the holder to purchase one additional common share of the Company at a price of US$0.20 per share until February 28, 2004.

b.

On April 17, 2003, the Company issued 32,221 units at a value of $28,999 to settle accounts payable of $28,999. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of US$0.60 per share until April 17, 2004.

c.

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

a.

On February 28, 2004, the Company issued 77,836 common shares at a price of US$0.20 per share on the exercise of warrants for proceeds of $19,833.

b.

On December 6, 2004, the Company completed a non-brokered private placement of 2,480,000 common shares at a price of US$0.05 per share for gross proceeds of $146,193. The Company incurred share issuance costs of $6,086 and paid a finders' fee of 190,000 common shares in connection with the private placement.

During the year ended December 31, 2005:

a.

In April 2005, the Company reached an agreement with creditors that resulted in the settlement of debts of $447,802 by the issuance of 2,139,598 common shares at a value of $390,034 (see notes 5 and 10).

b.

In July 2005, the Company completed a private placement of 3,100,000 common shares at US$0.15 per common share for gross proceeds of $566,070. The Company incurred offering costs of $25,721.

143

6.

Share Capital and Contributed Surplus (continued…)

c.

In September 2005, the Company completed a private placement of 1,000,000 common shares at US$0.15 per common share for gross proceeds of $175,128.

d.

In December 2005, the Company completed a private placement of 9,251,858 units at US$0.35 per unit for gross proceeds of $3,740,722. Each unit comprised one common share and a half-warrant to purchase a common share at US$0.50 for a period of two years. The Company incurred cash offering costs of $298,838, paid 120,000 common units with a value of $48,519 as a corporate finance fee and 49,275 units with a value of $19,923 as an agent’s fee. In addition, the Company issued 693,889 broker warrants with a fair value of $194,000. The warrants were valued using the Black-Scholes option pricing model using volatility of 155%, a risk-free interest rate of 3.98% and an expected life of two years with a dividend rate of 0%.

Subsequent to year end, the Company entered into agreements that will result in the issuance of additional common shares (note 14).

7.

Stock Options

In 2003 the Company adopted an incentive stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants of the Company. The maximum number of shares reserved for issuance under the Plan shall not exceed 10% of the issued share capital of the Company. Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted under the Plan have a term not to exceed five years and vesting provisions are determined by the board of directors.

As at December 31, 2005, the following stock options are outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

87,000	US$0.50	April 16, 2008
900,000	US$0.35	October 5, 2010
750,000	US$0.375	December 13, 2010
1,737,000

The change in stock options outstanding is as follows:

	2005		2004		2003
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price

At January 1	256,000	$ 0.60	277,956	$ 0.78	95,818	$ 2.10

Granted	1,650,000	0.42	-	-	256,000	0.68
Exercised	-	-	-	-	-	-
Expired	(169,000)	0.60	(21,956)	2.10	(73,862)	2.10

At December 31	1,737,000	$ 0.43	256,000	$ 0.60	277,956	$ 0.78

144

Stock-based compensation

During 2003, the Company adopted, on a prospective basis, the fair value method of accounting for all stock-based compensation (note 2). In 2005 the Company recorded stock-based compensation of $661,000 (2004 - $nil, 2003 - $54,000), which was recognized as stock-based compensation in the results of operations.  The weighted average fair value of each option granted during 2005 was $0.40 (2004 – $nil; 2003 - $0.21). The following weighted average assumptions were used for the Black-Scholes option pricing model valuation of stock options granted in 2005 and 2003:

	2005	2003
Risk-free interest rate	3.8%	4.5%
Expected life of options	5 years	5 years
Annualized volatility	176%	150%
Dividend rate	0%	0%

8.

Warrants

At December 31, 2005, there were 5,404,456 share purchase warrants outstanding with an exercise price of US$0.50 per share and an expiry date of December 5, 2007.  The change in share purchase warrants outstanding is as follows:

	2005		2004		2003
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price

At January 1	-	$ -	1,088,630	$ 0.35	200,000	$ 1.00

Granted	5,404,456	0.59	-	-	1,121,963	0.34
Exercised	-	-	(77,836)	0.26	(33,333)	0.26
Expired	-	-	(1,010,794)	0.36	(200,000)	1.00

At December 31	5,404,456	$ 0.59	-	$ -	1,088,630	$ 0.35

145

9.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2005		2004		2003
Loss before income taxes	$	(1,400,171)	$	(80,703)	$	(960,375)
Expected income tax recovery		$488,240		$28,730		$361,101
Non-deductible expenses for tax		(259,200)		-		(73,132)
Financing costs		27,800		-		-
Exploration costs		(139,600)		-		-
Gain on settlement of debt		20,100		6,340		-
Unrecognized benefit of non-capital losses		(137,340)		(35,070)		(287,969)
		$-		$-		$-

The significant components of the Company's future income tax assets are as follows:

	2005	2004
Future income tax assets relating to:
Equipment	$13,700	$14,275
Exploration properties	991,900	990,173
Other tax assets	139,600	32,408
Non-capital loss carry forwards	392,500	284,717
Future income tax assets	1,537,700	1,321,573
Valuation allowance	(1,537,700)	(1,321,573)
Net future income tax assets	$-	$-

The Company has available for deduction against future years' taxable income non-capital losses of approximately $1,166,000. These losses will expire up to 2015. Subject to certain restrictions, the Company also has approximately $3,400,000 of resource expenditures available to reduce taxable income of future years. The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and other tax assets have not been recognized in these financial statements and have been offset by a valuation allowance.

146

10.

Related Party Transactions

The Company incurred the following expenses with a law firm and consulting firms controlled by directors, an officer and a former director:

	2005	2004	2003

Consulting fees	$ 110,000	$ 25,000	$ 94,000
Property evaluation and due diligence costs	-	-	174,374
Professional fees	49,500	-	97,019
Share issue costs	5,500	-	-
Exploration property	6,250	-	-
Rent and office costs	7,775	12,000	22,000

Included in accounts payable and accrued liabilities at December 31, 2005 is $25,000 (2004 - $158,082) due to a law firm controlled by a director and $38,427 (2004 - $173,818) due to consulting companies controlled by directors, an officer and a former director. During 2005, the Company settled accounts payable due to related parties of $280,743 through the issuance of 1,538,910 common shares.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

11.

Segment Information

The Company’s business is considered as operating in one segment being mineral exploration. The geographical division of the Company’s long-lived assets is as follows:

Exploration properties and equipment	December 31,	December 31,
	2005	2004

Canada	$ 41,463	$ -
Papua New Guinea	185,833	-
	$ 227,296	$ -

12.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, note receivable, accounts payable and accrued liabilities, loans payable and amounts due to shareholders. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivatives instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

147

13.

Supplemental Disclosure with Respect to Cash Flows

The significant non-cash transactions for the year ended December 31, 2005 consisted of the Company:

a)

Settling debts of $447,802 through the issuance of 2,139,598 common shares at a value of $390,034 resulting in a gain on settlement of $57,768 (notes 5, 6 and 10);

b)

Settling accounts payable of $24,494 resulting in a gain on settlement of $14,494; and

c)

Issuing 120,000 units at a value of $48,519 as a corporate finance fee, 49,275 units at a value of $19,923 as an agent’s fee and 693,889 broker warrants at a value of $194,000 as part of a private placement (note 6).

The significant non-cash transaction for the year ended December 31, 2004 consisted of the Company paying a finders' fee through the issuance of 190,000 common shares with a value of $11,200.

The significant non-cash transaction for the year ended December 31, 2003 consisted of the Company settling accounts payable of $28,999 by issuing 32,221 shares with a value of $28,999.

At December 31, 2005 cash and cash equivalent of $3,541,708 (2004 - $155,285) consists of cash on deposit held in the Company’s bank accounts.

14.

Subsequent Events

In 2006, the Company entered into agreements as follows:

a.

On February 3, 2006, the Company entered into a letter of intent, which was superseded by a February 28, 2006 agreement to acquire all of the shares of GoldFX Ltd. (“GoldFX”), a private Australian junior resource company for issuance of 4,000,000 shares in the Company’s stock to all of the shareholders in GoldFx. GoldFX owns gold exploration properties and uranium exploration properties in Australia.

b.

On March 15, 2006, the Company was granted an option to acquire a 100% interest in the Murphy Ridge uranium project in the Northern Territory, Australia. The Company has a binding letter of intent on the Murphy Ridge uranium project and has paid Global the initial AUD$50,000 non-refundable payment that provides for a due diligence period that expires on October 11, 2006. On completion of the due diligence period the Company can exercise its option and acquire 100% of the project by issuing 200,000 shares to Global and agreeing to make a further payment of AUD$50,000 on the anniversary date of the option exercise.

c.

In April 2006, the Company completed a brokered private placement of 3,565,000 units at a price of US$1.00 per unit to generate gross proceeds of US$3,565,000 to fund exploration work and for working capital. Each unit consists of one common share and one half common share purchase warrant with each full warrant having an exercise price of US$1.25 for a period of two years from the closing date. The Company paid a 7.5% commission, 3,565,000 brokers’ warrants on the same terms as the financing warrants and other administration and corporate finance fees.

148

15.

Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles and methods accepted in the United States (“U.S. GAAP”) are described and quantified below.

	2005		2004		2003
Loss for the year
Canadian GAAP	$	(1,400,171)	$	(80,703)	$	(960,375)
Exploration properties expensed as incurred		(222,834)		-		-
Exploration properties written off		-		-		140,500
U.S. GAAP	$	(1,623,005)	$	(80,703)	$	(819,875)
Basic and diluted loss per share – U.S. GAAP	$	(0.16)	$	(0.02)	$	(0.24)

	2005	2004
Exploration properties
Exploration properties - Canadian GAAP	$222,834	$-
Exploration properties expensed under U.S. GAAP	(222,834)	-

Exploration properties – U.S. GAAP	$-	$-

	2005		2004		2003
Cash flows from operating activities
Canadian GAAP	$	(507,054)	$	(17,545)	$	(606,685)
Exploration properties expensed as incurred		(222,834)		-		-
U.S. GAAP	$	(729,888)	$	(17,545)	$	(606,685)

	2005		2004	2003
Cash flows from investing activities
Canadian GAAP	$	(227,453)	$-	$-
Exploration properties expensed as incurred		222,834	-	-
U.S. GAAP	$	(4,619)	$-	$-

149

15.

Differences Between Canadian and United States Generally Accepted Accounting Principles (continued…)

a)

Exploration properties and deferred costs

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the Company expenses, as incurred, the acquisition costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.

b)

Comprehensive income:

Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet. To date, the Company’s operations have not generated any comprehensive income or loss.

c)

Recent accounting pronouncements

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

 (i)

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

(ii)

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

(iii)

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

(iv)

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modifications be measured as the difference between fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

150

15.

Differences Between Canadian and United States Generally Accepted Accounting Principles (continued…)

c)

Recent accounting pronouncements (continued…)

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s financial position or results of operations.

151

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 19th day of May, 2006

BUFFALO GOLD LTD.

(signed) Damien Reynolds

Per: Damien Reynolds

Title:  President

CERTIFICATIONS

I, Damien Reynolds, certify that:

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

Date:  May 19, 2006

(signed) Damien Reynolds

_______________________

Damien Reynolds, President

153

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

Date:  May 19, 2006

(signed) Simon Anderson

________________________________

Simon Anderson, Chief Financial Officer

154