Form 20-F/A
period 2005-12-31
BUFFALO GOLD LTD
filed 2006-06-13
CIK 1090053

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F/A

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

BUFFALO GOLD LTD.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2005

DAVIDSON & COMPANY LLP	A Partnership of Incorporated Professionals Chartered Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Buffalo Gold Ltd.

We have audited the balance sheets of Buffalo Gold Ltd. as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Accountants

April 11, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 11, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Accountants

April 11, 2006

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

139

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

140

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

141

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

142

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

143

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

144

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

145

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

146

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

147

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

148

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

149

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

151

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

Dated at Vancouver, British Columbia, this 19th day of May, 2006

BUFFALO GOLD LTD.

(signed) Damien Reynolds

Per: Damien Reynolds

Title:  President

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

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

Date:  May 19, 2006

(signed) Damien Reynolds

_______________________

Damien Reynolds, President

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

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

Date:  May 19, 2006

(signed) Simon Anderson

________________________________

Simon Anderson, Chief Financial Officer

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Damien Reynolds, President and Chief Executive Officer of Buffalo Gold Ltd. (the “Company”), certify that:

1.

the Annual Report on Form 20-F of the Company for the year ended December 31, 2005 as filed with the Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAMIEN REYNOLDS

Damien Reynolds

President and Chief Executive Officer

May 19, 2006

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Company's Annual Report on Form 20-F. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies this Annual Report on Form 20-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Simon J. Anderson, Chief Financial Officer of Buffalo Gold Ltd. (the “Company”), certify that:

1.

the Annual Report on Form 20-F of the Company for the year ended December 31, 2005 as filed with the Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ SIMON J. ANDERSON

Simon J. Anderson

Chief Financial Officer

May 19, 2006

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Company's Annual Report on Form 20-F. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies this Annual Report on Form 20-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

