Form 20-F/A
period 2005-12-31
BUFFALO GOLD LTD
filed 2007-06-11
CIK 1090053

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F/A2

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

EXPLANATORY NOTE

We have amended this Form 20-F twice.  Amendment No. 1, which was filed on June 13, 2006, was filed in order to include the CEO and CFO certifications that are required pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and that we inadvertently excluded from the original filing.  This Amendment No. 2 is being filed to reflect our responses to comments on the Form 20-F that we received from the Securities and Exchange Commission. Specifically, this second amendment includes the following:

•

A description of the amendments made to the original 20-F.

•

Item 3. Key Information – we have updated the presentation of select financial information presented in accordance with United States generally accepted accounting principles to reflect a retroactive adoption of EITF 04-02 “Whether Mineral Rights Are Tangible or Intangible Assets”.

•

Item 4. Information on the Company – we have: amended the description of the properties to conform to the requirements of the form; added a description of the QA /QC protocols regarding sample preparation, controls, custody, assay precision and accuracy.

•

Item 15. Controls and Procedures – we have amended the disclosure to conform to the requirements of the form.

•

Item 17. Financial Statements - we have revised note 15 to the financial statements to reflect the retroactive adoption of EITF 04-02.

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

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources.

This Annual Report uses the terms “Measured Mineral Resources” and “Indicated Mineral Resources.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

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

Results for the period ended December 31, 2005 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP(1):

		Year Ended December 31
		2005	2004	2003	2002	2001

(a)	Loss before other items	$(1,418,515)	$(154,018)	$(800,584)	$(187,719)	$(68,601)
(b )	Loss before other items per share[2]	$(0.14)	$(0.02)	$(0.28)	$(1.42)	$(0.04)
(c)	Loss for the year	$(1,400,171)	$(80,703)	$(960,375)	$(2,971,389)	$(68,549)
(d)	Total assets	$3,800,642	$207,094	$47,490	$169,865	$3,086,630
(e)	Net assets	$3,332,975	$(475,249)	$(554,486)	$(138,349)	$2,651,206
(f)	Share capital[3]	$8,746,104	$4,392,709	$4,232,769	$3,742,531	$3,560,697
(g)	Number or common shares outstanding[3]	22,417,457	6,756,726	4,008,890	2,186,929	1,905,095

INFORMATION IN CONFORMITY WITH US GAAP(1):

		Year Ended December 31
		2005[4]	2004	2003	2002	2001

(a)	Loss before other items	$(1,418,515)	$(154,018)	$(800,584)	$(123,973)	$(68,801)
(b)	Loss before other items per share[2]	$(0.14)	$(0.02)	$(0.28)	$(0.04)	$(0.06)
(c)	Loss for the year	$(1,400,171)	$(80,703)	$(819,875)	$(74,970)	$(114,879)
(d)	Total assets	$3,800,642	$207,094	$47,490	$29,365	$49,711
(e)	Net assets	$3,332,975	$(475,249)	$(554,486)	$(138,349)	$(268,849)
(f)	Share capital[3]	$8,746,104	$4,392,709	$4,232,769	$3,742,531	$3,560,697
(g)	Number of common shares outstanding[3]	22,417,457	6,756,726	4,008,890	2,186,929	1,905,095

(1)	In the last five years, the Company has not generated any revenues, had any discontinued operations or declared any dividends.
(2)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.
(3)	Per share numbers and the number of shares outstanding have been adjusted for the one for ten consolidation of the Company’s share capital in 2003.
(4)

The Company has restated its reported results under United States GAAP for fiscal 2005 to properly account for the application of Emerging Issues Task Force (“EITF”) 04-02 “Whether Mineral Rights are Tangible or Intangible Assets”. The Company has determined that it should have adopted the provisions of EITF 04-02 in fiscal 2005.

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

Red Property

In July 2005, the Company entered into an option agreement with Gitennes Exportation Inc. (“Gitennes”) to acquire a 60% interest in six claims in the Omineca Mining Division in north-central British Columbia known as the Red Property.

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

Location, Access and Physiography

Papua New Guinea (“PNG”) covers an area roughly the same size as the state of California. It has a population of about 4.5 million people, and it contains a number of large, well-established gold and gold/copper mines that are producing. The country lies directly east of Irian Jaya (Indonesia) and 160 kilometres due north of Australia. PNG is an independent democratic state with a government based on the British parliamentary system. The PNG government encourages mining and petroleum development, which dominate the national economy and provide 72% of export revenues. The Mt. Kare Property is comprised of exploration license EL1093, covering 220 square kilometres in the central highlands of mainland PNG at 3,000 metres above sea level. Current exploration work at Mt. Kare is helicopter supported; however a road comes within three kilometres of the Mt. Kare Property boundary and a high voltage power transmission line crosses the southeastern corner of the Mt. Kare Property.

N
Jayapura
Grasberg
IRIAN JAYA
OK Tedi
143° 01' 00" E
Porgera
5° 38' 00" S
Mt. Kare, EL 1093
PAPUA NEW GUINEA
Madang
Wafi
Merauke
Tolukuma
Port Moresby
New Ireland
Lihir
New Britian
Bougainville Island
Bougainville
Misima
Australia
0
500
Kilometres
Mines

MADISON ENTERPRISES CORP.

Mt. Kare Project, EL 1093

Papua New Guinea

LOCATION MAP

Figure 1

Date: July 3, 1996	Scale: as shown	File: KARFIG1
Rev: July 10, 1996	Author: D.S.T.	Rev No: DS02

LAKEHEAD GEOLOGICAL SERVICES INC./CADDBERTA MAPPING

N
Iagaip River
Porgera Mine Property
Porgera Mine
Porgera River
Porgera
CONCESSION BOUNDARY
Exploration License 1093
Exploration Camp
SML Boundary
Eye River
Andabare River
ENGA PROVINCE
SOUTHERN HIGHLANDS PROVINCE
Power Line
Koroba
Hydro Station
HIDES GASFIELD
Tari
0
10
Kilometres
Legend
Highways
Existing Roads
Power Line
Rivers
MADISON ENTERPRISES CORP.
Mt. Kare Project, EL 1093
Papua New Guinea
CONCESSION MAP
Figure 2
Date: July 3, 1996
Scale: as shown
File: KARFIG2
Rev: Oct. 15/98
Author: D.S.T.
Rev No: DS02
LAKEHEAD GEOLOGICAL SERVICES INC./CADDBERTA MAPPING

Plant and Equipment

At present, there are no underground workings at the Mt. Kare Property. There are some camp structures that are not significant.

Regional and Local Geology

PNG forms part of an island arc; it is located in an area where plates of the earth's crust have interacted in recent geological times. The Mt. Kare Property deposit occur at a point where large scale northwest-southeast structures running parallel to the island arc are intersected by the northeast-southwest trending Porgera Transfer Structure, a very important regional feature controlling gold mineralization in this area. The intersection of these two major structures has produced a conduit from the upper mantle along which a unique suite of mineralized mafic intrusives have risen. These mafic intrusive rocks are closely related to all known gold mineralization in this area. At the Mt. Kare Property, epithermal gold mineralization is genetically related to a mafic intrusive complex that was emplaced within the Porgera Transfer Structure. The emplacement of these intrusives at the Mt. Kare Property produced zones of brecciation and shattered rock, providing a plumbing network through which mineralized fluids have circulated and deposited gold. Mafic intrusive rocks of the unique age and composition of those at the Mt. Kare Property are not known to occur anywhere else in Papua New Guinea.

Mineralization

There are two distinct types of gold mineralization at Mt. Kare:

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

At Mt. Kare, much of the gold is tied-up in pyrite and is therefore refractory to conventional cyanide extraction. Madison contracted the Placer Dome Research Laboratory to carry out initial metallurgical testing on the Mt. Kare mineralization. The results were very encouraging and achieved gold recoveries, after pressure oxidation, between 90.0 and 95.5%.

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

Exploration History

Gold mineralization was first discovered on the Mt. Kare Property in 1986 by CRA Exploration during a regional stream sediment sampling program. At that time, Mt. Kare was an uninhabited subalpine valley where local people occasionally came to hunt. CRA's activities on the property attracted the attention of local people who found abundant alluvial and colluvial gold in the area. Over the next several years, a major gold rush took place on the property with an estimated one million ounces of gold being recovered from alluvial and colluvial deposits by up to 10,000 people working the field. CRA continued with its hardrock exploration program, including drilling 32 diamond drill holes. In addition, CRA acquired a portion of the alluvial gold rights through a joint venture with the local landowners, built a plant and started small-scale production of colluvial and alluvial gold. However, carrying out exploration and alluvial mining in the middle of a major gold rush proved to be very difficult at Mt. Kare. Relations between CRA and the landowners deteriorated to a point where CRA decided to abandon the property and in 1993 it allowed its exploration license to lapse.

Exploration - Recent Results

Madison became involved in the Mt. Kare Property in 1996 and since then has completed 36,934 metres of diamond drilling, in addition to completing extensive programs of airborne and ground geophysics, soil geochemistry, mapping and trenching. The Mt. Kare resource estimate was prepared on behalf of Madison Enterprises Corporation by Watts Griffis and McOuat (“WGM”) in November of 1998 and updated by WGM in January of 2000, prior to the implementation of Canadian National Instrument 43-101 (“Canadian NI 43-101”).  As such, this estimate is not compliant with current Canadian NI 43-101 standards and therefore can no longer be disclosed.

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

The Company has, subject to regulatory approval, been granted an option to acquire a 60% interest in six claims in the Omineca Mining Division in north-central British Columbia known as the Red Property.  The Red Property is presently held under option by Gitennes Exploration Inc. (“Gitennes”), which can acquire a 100% interest in the Red Property, subject to a 1.5% net smelter return royalty.  The Company’s acquisition of an interest in the Red Property will be subject to the terms of the underlying option agreement.

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

Location, Access and Physiography

The Red Property is accessible by helicopter from an unmaintained road accessing the McConnell Creek placer workings that passes approximately 5 kilometres west of the property.  This unmaintained road branches off the Omineca Resource Road (“ORR”) at approximately kilometre 119; the ORR is maintained year-round from the community of Mackenzie.  A power line runs alongside the ORR.  Regularly scheduled fixed wing aircraft service a local community from Dease Lake, Prince George, Smithers and Vancouver.  The communities of Mackenzie, Smithers and Prince George are well-suited to provide logistical support and trained personnel.

The Red Property is drained by tributaries of Wrede Creek and the Ingenika River.  Topography on the property ranges from gentle to rugged and is largely above tree-line.  Elevations range from 1,470 metres in a west-flowing tributary of the Ingenika River to over 2,100 metres along the crest of a ridge traversing the Red 011 and Amber 2 claims.  The property area is subject to a continental climate featuring short warm summers and long cold winters.  The property is snow-free in late June and can be worked until late October. At the date of this Report on Form 20-F, the Red Property is not considered material to the Company.

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

Mineralization

The Red Property hosts porphyry copper-gold mineralization. The most significant alteration and mineralization on the Red Property is observed in drilling where copper-gold-molybdenum mineralization is associated with sericite, silica, and quartz veining.  This alteration is best developed within porphyritic intrusions, but is also developed within andesite.  Also of importance on the Red Property is the mafic-ultramafic complex that is related to anomalous copper-cobalt-nickel-platinum group soil geochemistry.  Mineralization in the mafic-ultramafic complex is limited to cross-cutting quartz-sulphide veining and fracture-controlled pyrrhotite in melanodiorite, disseminated and sheeted magnetite-serpentine-chrysotile veinlets in gabbro-pyroxenite, and iron carbonate-quartz-mariposite veining in sheared gabbro-pyroxenite.  Quartz-sulphide veins have also been noted throughout the property and have returned significant copper, gold, silver and molybdenum values.  They are typically associated with chloritic shear zones that are up to approximately 30 centimetres wide, are sub-vertical and strike northwesterly for tens of metres.

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

Quality Assurance and Quality Control Procedures Over Drilling at Mt. Kare

All samples are analyzed for gold by PT Intertek Utama Services in Jakarta (“Intertek”), part of an internationally recognized laboratory testing group with ISO 17025 accreditation at the Jakarta facility.

Drill cores are split in half, with half of the core being submitted for assay analyses. Sample lengths are generally 1.5 metres, except in areas of complex geology or lithological breaks. There is a sample preparation facility at site, which is under the direction of Intertek. The representative from Intertek is responsible for the correct identification, security, sample preparation and dispatch of samples. All core samples are dried and crushed to 60% passing through a -10 mesh and split to collect a 250 gram sub-sample. The plastic sample bags are then thermally sealed so that the bags cannot be opened without clear evidence of tampering. The remaining reject is then stored at site. Samples are analyzed for gold using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Prior to 2006 no quality control samples were routinely submitted to the main laboratory. However duplicate assays were routinely completed, and these compared well, as reported by Mark Murphy of Snowden Mining Industry Consultants and the Qualified Person under the definitions of National Instrument 43-101.  With Buffalo’s involvement, a full QA\QC program for sample preparation and assaying has been implemented including duplicates, certified standards and blanks at an approximate rate of 5%.This work is currently underway to test the accuracy and precision of the infill drilling program and subsequent resource estimate for the Type 2 economic feasibility study. Samples are routinely assayed using metallic screen analysis to quantify the amount of coarse gold present. The program is under the direction of Dr. Bruce Davis of Norwest Corporation.

Exploration - Recent Results

In the fall of 2005, Buffalo undertook a program of diamond drilling to further test the structural corridor that hosts this mineralization and its associated geophysical and geochemical anomalies at a cost of $275,000. The phase one drill program consisted of four drill holes totaling 626 metres that tested three separate targets within the main target area, as detailed below:

●

Drill hole R05-01 was collared to test a coincident IP chargeability anomaly and copper-in-soil geochemical anomaly approximately 150 metres northwest of drill hole R04-14. The hole was targeted to test the possible northwestern extension of the mineralized zone intersected in hole R04-14 (36.5 metres of 0.26% copper and 0.12 g/t gold). Drill hole R05-01 intersected alteration and mineralization similar to drill hole R04-14, however, the visible Chalcopyrite content was less than noted in hole R04-14. The drill hole returned 16.0 metres of 0.20% copper and 0.098 ppm silver.

●

Drill hole R05-02 tested a northwest trending gold and copper MMI anomaly that lies immediately south of and sub parallel to the main trend of copper mineralization intersected in previous drilling. This hole returned 9.6 metres of 0.085% copper and 0.050 ppm silver.

●

Drill holes R05-03 and R05-04 were collared to test the south-west trending contact zone between the ultramafic intrusive unit to the southwest and dioritic intrusive and Takla volcanic rocks to the northeast. Hole R05-03 intersected anomalous intervals of nickel mineralization while hole R05-04 intersected the following significant intervals: 22.5 metres of 0.11% copper and 0.024 ppm silver: 47.9 metres of 0.16% copper and 0.045 ppm silver; 9.0 metres of 0.53% copper and 0.266 ppm silver; 15.0 metres of 0.17% copper and 0.060 ppm silver.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

US GAAP Restatement

The Company has restated its reported results under United States GAAP for fiscal 2005 to properly account for the application of Emerging Issues Task Force (“EITF”) 04-02 “Whether Mineral Rights are Tangible or Intangible Assets”. The Company has determined that it should have adopted the provisions of EITF 04-02 in fiscal 2005.

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

None of the private placements were conducted in the U.S.

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

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

As of December 31, 2005, an evaluation was carried out by the Company's chief executive officer and chief financial officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective as of December 31, 2005.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in rules 13(a)- 15(d) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to US GAAP (see Note 15).  For a history of exchange rates in effect for Canadian dollars as against US dollars, see Item 3A of this Annual Report.

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

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Accountants

April 11, 2006

(except as to Note 15 which is as of January 18, 2007)

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to identify circumstances when there is a restatement that has a material effect on the comparability of the Company’s financial statements such as the restatement described in Note 15, or when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 11, 2006 (except as to Note 15 which is as of January 18, 2007) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions or require a reference to such restatement in the auditors' report when they are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Accountants

April 11, 2006

(except as to Note 15 which is as of January 18, 2007)

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

137

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

138

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

139

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

140

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

141

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

142

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

143

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

144

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

145

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

146

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

147

15.

Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles and methods accepted in the United States (“United States GAAP”) are described and quantified below.

	2005 Restated		2004		2003
Loss for the year
Canadian GAAP	$	(1,400,171)	$	(80,703)	$	(960,375)
Exploration properties written off		-		-		140,500
United States GAAP	$	(1,400,171)	$	(80,703)	$	(819,875)
Basic and diluted loss per share – United States GAAP	$	(0.14)	$	(0.02)	$	(0.24)

There are no reconciling items between Canadian GAAP and United States GAAP that would affect the presentation of the balance sheets or statements of cash flows presented.

Restatement

The Company has restated its results under United States GAAP for fiscal 2005 to properly account for the application of Emerging Issues Task Force (“EITF”) 04-02 “Whether Mineral Rights are Tangible or Intangible Assets”. The Company has adopted the provisions of EITF 04-02 for fiscal 2005. EITF 04-02 concluded that mineral rights are tangible properties and, accordingly, certain costs related to the acquisition of mineral rights should be capitalized. Previously, the Company expensed as incurred acquisition costs relating to mineral rights. The effect of the restatement for United States GAAP purposes is as follows:

For the Year Ended December 31, 2005	As Restated	As Originally Reported
Loss for the year	$ (1,400,171)	$ (1,623,005)
Basic and diluted loss per share	(0.14)	(0.16)
Cash flow from operating activities	(507,054)	(729,888)
Cash flows from investing activities	(227,453)	(4,619)

At December 31, 2005	As Restated	As Originally Reported
Exploration properties	222,834	-

148

15.

Differences Between Canadian and United States Generally Accepted Accounting Principles (continued…)

The restatement under United States GAAP had no effect on the Company’s primary financial statements and related notes prepared in accordance with Canadian GAAP (other than this note 15).

a)

Exploration properties and deferred costs

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. The Company’s current treatment of exploration properties and deferred costs conforms in all material respects with United States GAAP. Pursuant to EITF 04-02, the Company capitalizes for United States GAAP purposes the costs related to the acquisition of mineral rights.

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

