Form 20-F
period 2006-12-31
BUFFALO GOLD LTD
filed 2007-07-02
CIK 1090053

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
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

1111 West Georgia Street, 24th Floor, Vancouver, BC V6E 4M4

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

46,423,539 common shares without par value

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 2

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 3

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 4

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 5

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 6

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 7

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 8

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 9

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Results for the year ended December 31, 2006 are not necessarily indicative of results for future periods.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 10

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP(1):

		Year Ended December 31
		2006	2005	2004	2003	2002

(a)	Loss before other items	$(14,571,259)	$(1,418,515)	$(154,018)	$(800,584)	$(187,719)
(b )	Loss before other items per share[2]	$(0.45)	$(0.14)	$(0.04)	$(0.28)	$(1.42)
(c)	Loss for the year	$(13,671,215)	$(1,400,171)	$(80,703)	$(960,375)	$(2,971,389)
(d)	Total assets	$28,821,796	$3,800,642	$207,094	$47,490	$169,865
(e)	Net assets	$26,042,388	$3,332,975	$(475,249)	$(554,486)	$(138,349)
(f)	Share capital[3]	$40,045,572	$8,746,104	$4,392,709	$4,232,769	$3,742,531
(g)	Number of common shares outstanding[3]	46,423,539	22,417,457	6,756,726	4,008,890	2,186,929

INFORMATION IN CONFORMITY WITH US GAAP(1):

		Year Ended December 31
		2006	2005	2004	2003	2002

(a)	Loss before other items	$(14,571,259)	$(1,418,515)	$(154,018)	$(800,584)	$(187,719)
(b)	Loss before other items per share[2]	$(0.45)	$(0.14)	$(0.04)	$(0.28)	$(1.42)
(c)	Loss for the year	$(13,966,015)	$(1,400,171)	$(80,703)	$(960,375)	$(2,971,389)
(d)	Total assets	$28,821,796	$3,800,642	$207,094	$47,490	$169,865
(e)	Net assets	$26,042,388	$3,332,975	$(475,249)	$(554,486)	$(138,349)
(f)	Share capital[3]	$40,045,572	$8,746,104	$4,392,709	$4,232,769	$3,742,531
(g)	Number of common shares outstanding[3]	46,423,539	22,417,457	6,756,726	4,008,890	2,186,929

(1)	In the last five years, the Company has not generated any revenues, had any discontinued operations or declared any dividends.
(2)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.
(3)	Per share numbers and the number of shares outstanding have been adjusted for the one for ten consolidation of the Company’s share capital in 2003.

Unless otherwise specified, all monetary amounts in this annual report on Form 20-F are expressed in Canadian dollars.  On June 19, 2007, the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of Canadian dollars into United States dollars was US$1.00 = $1.0639

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 11

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The following table sets out the high and low exchange rates for each of the last six months.

	2007					2006
	May	April	March	February	January	December

High for period	1.1135	1.1584	1.1817	1.1878	1.1848	1.1670

Low for period	1.0699	1.1067	1.1784	1.1565	1.1630	1.1605

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the noon exchange rate on the last day of each month during the period.

	Year Ended December 31
	2006	2005	2004	2003	2002

Average for the period	1.1342	1.2085	1.2980	1.3918	1.5699

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

History of Net Losses; Accumulated Deficit; Lack of Revenue from Operations

The Company has incurred net losses to date.  Its deficit as of December 31, 2006 was $19,993,344.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 12

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Under the terms of EL 1093 and EL 1427, the exploration licences which comprise the Mt. Kare Property, the Government of Papua New Guinea may, at any time prior to commencement of mining, purchase up to a 30% equity interest in any mineral discovery on the property which would cause dilution of the Company's interest in this property.

Exploration Activities Are Inherently Risky

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 13

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 14

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 15

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

If the Company is Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, the Company Could be Treated as a Passive Foreign Investment Company for US Tax Purposes, Possibly Resulting in Additional Taxes to Its US Stockholders and Less Liquidity for the Stock

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 16

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Company, as a foreign corporation with United States stockholders, could potentially be treated as a passive foreign investment company (“PFIC”) for US tax purposes.  United States stockholders owning shares of a PFIC can be subject to adverse tax consequences.  In general, the Company would be considered a PFIC if:  75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  A United States stockholder owing shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned.  Also, gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains.  If United States stockholders are subject to adverse tax consequences related to their ownership of the Company’s stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

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

The Company has incorporated a wholly-owned Papua New Guinea subsidiary, Buffalo PNG Ltd., to undertake certain operations related to the Mt. Kare Property

The head office and principal office address of the Company is located at 1111 West Georgia Street, 24th Floor, Vancouver, BC V6E 4M4, Canada.  Its telephone number is 604-685-5492.

After the year ended December 31, 2006, the Company was primarily engaged in developing and implementing drilling programs for the Mt. Kare property and smaller scale exploration and planning activities in respect of its Australian properties.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 17

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Mt. Kare

In October 2005, the Company was granted an option to acquire up to a 90% interest in the Mt. Kare Property, located in Papua New Guinea. The Mt. Kare Property is an epithermal gold deposit located in the highlands of Enga Province in Papua New Guinea.

To December 31, 2006, the Company spent $895,973 purchasing its interest in Mt. Kare and a further $7,167,000 on exploration activities. The Company expects to spend $11.4 million on exploration activities in 2007. As part of the purchase price, the Company issued a related party, Longview Capital Partners Limited (“Longview”) 17,000,000 common shares in March 2007 as described in Item 7B.

Gold FX Limited

In February 2006, the Company entered into an agreement to acquire all of the shares of Gold FX Limited (“Gold FX”), a private Australian company that owns gold properties and uranium exploration properties in Australia. The Company acquired Gold FX for 4,000,000 common shares with a value of $4,820,000. In addition, the Company incurred acquisition costs of $78,528 in connection with the purchase of Gold FX. The gold and uranium properties that the Company acquired were Corridors, Juntala, Golden Gate and Lake Amadeus / Lake Neal, which are described in further detail in Item 4D.

Murphy Ridge

In March 2006, the Company was granted an option by Global Discovery Pty. Limited (“Global”) to acquire a 100% interest in the Murphy Ridge uranium project in Australia. Buffalo signed a binding letter of intent on the Murphy Ridge project and paid Global an initial A$50,000 ($43,175) non-refundable payment that provided for a due diligence period that expired on October 11, 2006. On completion of the due diligence period the Company exercised its option and acquired 100% of the project by paying A$50,000 ($44,325) and issuing 73,592 common shares with a value of A$200,000 ($175,900) for total consideration of $263,400. The Company completed the purchase of Murphy Ridge by acquiring the issued shares of Canon Investments Pty Ltd., a company that owned the Murphy Ridge Project.

Hannah 1

In May 2006, the Company was granted an option to acquire a 100% interest in the Hannah 1 Nickel-Copper-PGE Project from Mel Dalla Costa, subject to a 5% net profit royalty.  In order to acquire its 100% interest in the Hannah 1 Project, the Company must pay Mr. Dalla Costa A$275,000 and issue 550,000 shares of the Company over a period of five years, spending not less than A$50,000 on exploration by June 24, 2006, which it did and paying Mr. Dalla Costa a final payment of A$20,000,000 on or before May 1, 2012.

Red Property

In July 2005, the Company entered into an option agreement with Gitennes Exportation Inc. (“Gitennes”) to acquire a 60% interest in six claims in the Omineca Mining Division in north-central British Columbia known as the Red Property. The Company spent $30,000 on the acquisition of the option and a further $7,001 in purchase-related costs. In June 2006, the Company terminated its option to acquire an interest in the Red Property in north-western British Columbia in order to focus on its Australasian exploration portfolio.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 18

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Kinbauri

In March and April 2007, the Company subscribed for 11,000,000 subscription receipts convertible into units of Kinbauri Gold Corp. ("Kinbauri") at $0.50 per unit for total consideration of $5,500,000. Each unit will consist of one common share and one-half common share purchase warrant, with each whole warrant exercisable into one common share at $0.70 per share for 18 months. These funds are in escrow pending receipt of TSX Venture Exchange approval of the acquisition by Kinbauri of certain mines and exploration properties in Spain. In the event that Kinbauri does not satisfy the escrow release conditions, the $5,500,000 investment will be returned to the Company.  Following conversion of the subscription receipts to units, it is expected that the Company’s interest in Kinbauri will be over 20%

Bondi Mining Ltd.

In May 2007, the Company signed a letter of intent to move all of its Australian uranium assets to Bondi Mining Ltd. in exchange for a 44% stake in that company. Under the terms of the arrangement, Bondi will acquire 100% of the Company’s Australian uranium portfolio, which is made up of 10 granted tenements and 13 applications totalling 15,085 square kilometres in three major uranium provinces in the Northern Territory and Queensland. In consideration for acquisition of the portfolio, Bondi will issue 25,000,000 of its fully paid ordinary shares to the Company along with 5,000,000 options to subscribe for ordinary shares at $0.60 per share with an exercise period of 24 months following execution of a definitive agreement for the proposed acquisition.

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

During the fiscal year ended December 31, 2003, the Company began pursuing gold exploration opportunities in the People’s Republic of China. In March 2004, the Company concluded that difficulties in securing property rights in China made exploration infeasible. Since March 2004, the Company has evaluated mineral properties in Canada and other countries and has secured interests in mineral properties in Papua New Guinea and Australia, described in Item 4A. To date, no major mineral findings have arisen as a result of exploration work on any of the Company’s properties. The Company has made strategic equity investments in publicly traded gold exploration companies with the signing of a letter of intent with Bondi, the Company signalled its intention to spin its uranium properties out into a separate company.

The current and future operations of the Company require various permits and approvals from various governmental authorities. Currently, the Company’s exploration activities are taking place in Papua New Guinea, where the principal governmental agency is the Department of Mining and in Australia, where the principal governmental agency is the Department of Natural Resources, mines and water.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 19

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

C.

Organizational Structure

At December 31, 2006, the Company had four subsidiaries. At the date of this report, the Company’s organizational structure is as follows:

D.

Property, Plants and Equipment

The Company does not currently own any material tangible fixed assets or leased properties. Its properties are in the exploration stage only and without a known body of commercial ore.

EXPLORATION PROPERTIES - GOLD

Mt. Kare Property

The Mt. Kare property is located in Papua New Guinea and comprises two parts: exploration license EL1093, in which Buffalo has acquired an interest through Madison Minerals Inc. (“Madison”) as described below; and exploration license EL1427 which relates to surrounding lands. EL1093 and EL1427 were recently renewed and approved respectively.

On October 20, 2005, the Company entered into an option agreement with Longview to acquire up to a 90% interest in the Mt. Kare Property in Papua New Guinea. Longview holds an option from Madison to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property. Longview is beneficially owned by one of the Company’s directors. One of the Company’s directors is also a director and shareholder of Madison. In addition, the Company paid Longview $200,000. Further to the October 20, 2005 agreement, in March 2007, the Company issued to Longview 17,000,000 common shares upon the Company having acquired the initial 49% interest in Madison PNG from Madison. These common shares are subject to a time-based release from escrow over 18 months from the earlier of (1) the date on which the company receives a preliminary feasibility study on the Mt. Kare property; and (2) the date that the company acquires any interest in Madison PNG.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 20

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

In June 2006, Longview and Madison agreed to grant Buffalo an extension of certain dates for six months in consideration for the payment by Buffalo of $150,000. By December 31, 2006, the Company had paid all cash amounts.

A summary of the amended agreement terms are is as follows:

●

The Company will complete a preliminary feasibility study by July 4, 2007 and pay Madison, in cash or shares at Madison’s election, a total of $500,000 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), a wholly-owned subsidiary of Madison that is the holder of the Mt. Kare Property.

●

The Company can acquire a further 2% interest (51% in the aggregate) by paying, in cash or shares at the Company’s election, a further $500,000 on or before August 15, 2007.

●

The Company can acquire a further 14% interest in Madison PNG (65% in the aggregate) by completing a bankable final feasibility study by July 4, 2008.

By December 31, 2006, the Company had paid all cash amounts. This acquisition required the approval of the Company’s shareholders, which was granted at a special general meeting held on March 6, 2006.

After acquiring at least a 65% interest, the Company will have the right to acquire the balance of Madison’s interest based on an independent valuation of Madison’s remaining interest for cash or shares of the Company or a combination of both. If the Company elects not to acquire Madison’s remaining interest, the Company and Madison will enter into a joint venture for the further development of the Mt. Kare Property.

In May 2007, Buffalo executed a letter of intent with Longview, Longview Capital Holdings Ltd. Madison, Madison Enterprises (BVI Inc.) and Madison Enterprises (PNG) Limited to amend the basis on which it will acquire a further interest in the Mt. Kare property.

a)

The Company will increase its interest in Madison Enterprises (PNG) Ltd. (which owns a 90% interest in the Mt. Kare property) to 60% on making a payment of $500,000, in cash or common shares at the Company’s option and issuing a further 3,000,000 common shares.

b)

The Company may increase its interest to 75% by completing a bankable feasibility study within four years of signing a definitive agreement. The Company is entitled to a one-year extension if it actively carries out exploration work at Mt. Kare and works towards the bankable feasibility study, spending at least $500,000 in each year of the four-year period.

c)

After the Company has earned a 75% interest, it may acquire the remaining 25% at fair market value.

The letter of intent will terminate if the parties do not reach a definitive agreement by June 30, 2007.

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 21

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 22

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 23

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 24

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

In October 2006, the Company announced it had completed its previously announced infill diamond drill program that targeted the Western Roscoelite zone (“WRZ”). The Company has since then completed and released the results from the first stage of its infill drill program in January 2007, including 112.0 metres of 5.04 g/t in hole MK06-84, including 25.0 metres of 13.86 g/t gold, and 100.9 metres of 1.56 g/t gold in hole MK06-75, including 25.9 metres of 2.25 g/t gold.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 25

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

All holes reported here are located in the WRZ, at the Mt. Kare Property, PNG and represent the last of the infill drill holes from the first stage of the program that was completed in November, 2006. A summary of drill intersections can be found in Table 1. The Company is on schedule for completing its Stage 2 Preliminary Economic Feasibility Study (the “Study”) at Mt. Kare by June 2007 and will continue to drill closely spaced holes in areas of known mineralization to increase the level of confidence in the data and test extents of mineralization. These results will also be used in recalculated resource estimates to be released in conjunction with the Study.

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from October 23, 2006 to January 11, 2007

Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)

MK06-69	138.0	141.0	3.0	1.35	40.00
	155.9	157.0	1.2	3.78	100.00

MK06-70	122.0	126.3	4.3	2.46	6.78

MK06-71	56.0	60.0	4.0	2.66	150.73
	113.0	117.0	4.0	1.68	5.58
	142.0	157.0	15.0	1.02	6.02

MK06-72	195.0	216.4	21.4	2.30	9.75

MK06-73	173.0	189.0	16.0	1.08	6.33

MK06-74	31.5	46.2	14.7	2.08	6.24

MK06-75	16.2	26.1	9.9	2.42	9.50
	98.2	199.0	100.9	1.56	15.50
	98.2	124.0	25.9	2.25	17.87
	139.0	154.1	15.1	2.03	31.98

MK06-76	No significant intersections

MK06-77	52.0	61.0	9.0	2.57	12.34
	113.0	119.6	6.6	4.56	31.39

MK06-78	174.0	192.0	18.0	1.31	4.33
Including	174.0	179.0	5.0	2.21	5.26
Including	185.0	192.0	7.0	1.48	13.19

MK06-79	174.0	229.1	54.1	1.27	9.43
Including	214.0	229.1	15.1	2.23	22.37

MK06-80	0.0	48.0	48.0	1.64	6.52
Including	0.0	28.6	28.6	1.96	5.73
And including	40.0	48.0	8.0	1.94	11.64

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 26

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

MK06-81	4.0	89.8	85.8	1.41	12.09
Including	4.0	17.0	13.0	2.45	10.90
And including	36.0	40.0	4.0	4.91	56.86
And including	57.0	59.0	2.0	4.10	2.55
And including	74.0	89.8	15.8	2.48	7.88

MK06-82	Borehole abandoned – no results

MK06-83	54.3	71.4	17.1	0.74	PENDING

MK06-84	29.0	58.0	29.0	1.96	PENDING
	93.0	205.0	112.0	5.04	PENDING
Including	107.0	125.0	18.0	4.51	PENDING
Including	141.0	166.0	25.0	13.86	PENDING
	235.0	236.4	1.4	28.30	PENDING
	246.75	254.0	7.25	9.62	PENDING
	268.0	271.0	3.0	3.33	PENDING

MK06-85	No significant intersection				PENDING

*Holes are not drilled in numerical or sequential order.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 27

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from January 11th, 2007 to April 18th, 2007

Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)

MK07-90	88.0	162.0	74.0	1.59	11.52
Including	88.0	116.0	28.0	2.53	15.58

MK07-91	1.7	5.0	3.3	2.41	13.87
	278.0	283.0	5.0	5.40	138.08

MK07-92	205.4	227.9	22.5	3.34	5.06
Including	214.0	227.9	13.9	4.95	6.83

MK07-93	190.0	204.0	14.0	0.71	4.26

MK07-94	54.3	108.1	53.8	1.20	39.25
Including	65.1	73.5	8.4	4.44	32.66

MK07-95	145.0	153.0	8.0	0.69	17.60

MK07-96	128.0	161.0	33.0	1.76	10.31
Including	130.0	136.0	6.0	3.35	10.87

MK07-97	22.0	28.0	6.0	2.06	15.63
	130.0	133.0	3.0	2.82	40.80
	219.0	246.5	27.5	5.40	31.59
	225.0	236.0	11.0	12.73	72.42
Including	228.7	231.7	3.0	43.78	56.17

MK07-98	237.0	254.0	17.0	1.19	4.79
Including	245.0	254.0	9.0	1.46	4.28

MK07-99	143.0	144.0	1.0	5.63	64.90
	170.8	188.0	17.2	0.95	13.43
Including	177.0	181.0	4.0	2.29	35.08

MK07-100	No significant intersections

MK07-101	165.0	246.0	81.0	1.26	4.68
	219.0	244.0	25.0	2.37	9.46
Including	234.0	244.0	10.0	4.85	21.12

MK07-102	99.5	105.5	6.0	55.95	105.68
	102.5	104.0	1.5	222.0	385.0

MK07-103	No significant intersections

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 28

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Company has been modelling the results reported to date and has deemed that all reported intersections, including those in Table 1, approximate true widths. Silver results in Table 1 are similar to the range of results from the 2006 drill program results, which ranged from approximately 1 to 100 g/t. Gold and silver results received to date from the 2006 drill program are posted on the Mt. Kare section of the Company’s website.

All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility. Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion with ICP-OES finish for silver.

GPX Airborne, on behalf of the Company, has now completed a 330 line, 4000 kilometre airborne geophysical survey over the 220 square kilometre Mt. Kare property and the adjacent 140 square kilometre 100%-owned EL 1427 property. Results from previous airborne geophysical surveys have successfully identified magnetic anomalies and related structures, with which the known mineralization at Mt. Kare is associated. The new surveys will be used to identify additional magnetic anomalies and define exploration and drilling targets.

In conjunction with the expansion of the drilling program, Buffalo has augmented its geological team to assist with the exploration at Mt. Kare. Mr. Andrew Habets has joined the Company to supervise exploration programs at the license area and the existing Mt. Kare property and Mr. Stuart Munroe will be the principal consultant to assist in the geological interpretation on the Mt. Kare project, contracted through SRK Consulting in Sydney.

Proposed Exploration

During 2007, the Company intends to undertake the following work at Mt. Kare:

The mineralization at the Mt. Kare Property and Barrick’s adjacent Porgera Mine property is associated with a number of magnetic anomalies related to intrusions controlled by major structures. Numerous features outside of the main Mt. Kare resource area can be recognized in the aeromagnetic data covering the Mt. Kare exploration license and have been identified as high priority exploration targets:

●

North Anomaly - lies completely outside of the known resource, directly north of the North Western Roscoelite Zone where recent drilling returned assay results of 30.0 metres at 19.2 g/t gold in hole MK06-58, and other outstanding results (see prior Buffalo news releases).

●

Red Hill - situated north-east of the North WRZ of the Mt. Kare deposit along the Porgera Transfer Structure, with an outcropping intrusive and associated brecciation, alteration and current artisanal gold workings.

●

Lubu Creek - lies approximately seven kilometres from the Mt. Kare deposit and features a magnetic anomaly coincident with known alluvial gold. Buffalo has completed a 263 sample stream sediment program at the Lubu Creek area that returned results ranging from 2 to 193 ppb. This data defines a high priority target together with a number of low level anomalous zones which are being further investigated by soil and pan concentrate sampling.

●

Pinuni Creek – sits along the Porgera Transfer Structure, covered by gold bearing colluvium with historic artisanal gold workings and has several associated magnetic anomalies.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 29

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Company’s exploration team has further delineated the gold zone in the vicinity of the Mt. Kare base camp. “Luke’s Zone” has been tested by trenching and returned very encouraging results. Buffalo plans to drill test this area as part of the exploration drill program.

In addition to the many magnetic and surface anomalies on the Mt. Kare Property, Buffalo is planning to drill test its new 100%-owned license area (EL 1427) which is adjacent to the Mt. Kare Property.

In 2006 the Company completed an infill drilling program including 64 diamond drill holes for a total of approximately 9,000 metres. The resulting data has been used to update the geological model and resource estimate, as part of the Type 2 Economic Pre-feasibility study required for the Company’s earn-in to a 49% interest of the Mt. Kare Property. The modeling and estimate were completed by Longview Technical and are being validated by Snowden Mining Consultants as the Qualified Persons and author of the previous NI 43-101 report released in March 2006.

The Company has completed part of its 2007 exploration program initially estimated at $11.4 million. This was to include up to 12,000 metres of drilling in 60 holes, detailed geophysics, surface sampling and an assortment of other studies. The Company is evaluating drill results with the result that some of these expenditures will be deferred to 2008.

A detailed aeromagnetic survey has been completed over the Mt. Kare Property and the contiguous 100% owned property. The initial survey interpretations are very encouraging, identifying prominent structures, alteration and possible clusters of intrusions (which are the drivers of mineralization at the Mt Kare & Porgera deposits) on both properties.

Several new drill targets have been identified by combining the aeromagnetic data with detailed geology and structural interpretations provided by Stuart Munroe of SRK Consulting. These targets include an interpreted blind extension of the Western Roscoelite Zone to the north of recent drilling and potential down-plunge continuation of the Black Zone towards the C9 Zone. In addition, while drilling to date at the Western Roscoelite Zone has been limited to depths of approximately 200 metres, geological interpretations indicate the possibility of a separate, high grade phase of quartz roscoelite mineralization at depth.

We had three drill rigs operating on site, but these are currently inactive pending evaluation of our drill results. Results from the first two drill holes at Red Hill have been received, but drilling did not intersect any significant mineralization. Due to the large size of the target at Red Hill Buffalo plans to review the area in more detail utilizing the new geophysical data prior to continuing to drill the target.

Corridors

Description

On the 100% owned Corridors Project, the Company is targeting high-grade epithermal gold deposits. The Company has secured an agreement with BHP Billiton for exclusive use of a recently flown FALCONTM survey. This airborne gravity gradiometer data has been valuable in highlighting quality targets.

Situated in the Drummond Basin the Corridors Gold Project has been the subject of a detailed surface geochemical sampling program. The program has identified two strong gold anomalies that will be followed-up by a shallow drill program to be commenced in August 2007.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 30

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Work to Date

Corridors was the subject of a detailed surface sampling program by the Company in 2006 and follow-up program in early 2007. The program identified two strong gold anomalies.

Planned Work

The Company plans to follow up on the gold anomalies at the Corridors project using a shallow drill program to be conducted in August 2007. The 2007 budget for exploration work is $199,000.

Oakland Park and Golden Gate

Description

Interpretation of geophysical data has resulted in the recognition of the potential extension of the Croydon Goldfield in Queensland, to the northwest of the Company’s Golden Gate Project. A new 100% Company title, named Oakland Park, has been lodged over the area which has received limited prior exploration due to a likely thin cover of sediments. Major structure is evident in the magnetics data, which strikes from Oakland Park into the contiguous Golden Gate Project..

Work to Date

The Company has not completed any surface work to date on the Oakland Park property other than geophysical interpretation.  Work at Golden Gate has comprised collation of previous drill data for the definition of drill targets.

Planned Work

The work plan for 2007 will include a drilling program for both properties. The work budget for 2007 is $250,000.

EXPLORATION PROPERTIES – URANIUM

As described in Item 4.B above, the Company has entered into an agreement to transfer all of its uranium assets to Bondi Mining Ltd. (“Bondi Mining”) in exchange for a 44% stake in that company.

Murphy Ridge

Description

The Company was granted an option, and subsequently acquired a 100% interest in the Murphy Ridge Project located in the north-east part of the Northern Territory of Australia.

The Murphy Ridge project comprises five strategically placed exploration permits covering approximately 4,900 square kilometres. The Company has completed an airborne electromagnetic (EM) survey over the Murphy Ridge uranium property. The survey results identify numerous strong conductive and radiometric signatures. The Company plans to follow up these results with a detailed surface sampling program.

Australia ranks first in the world in known recoverable resources of uranium with 28% of the total. By contrast, Canada ranks third with 14%, but has a leading position in world mine output with 30% of global supply.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 31

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Company signed a binding letter of intent on the Murphy Ridge Project and paid an initial A$50,000 non-refundable payment that provided for a due diligence period that expired on October 11, 2006. On completion of the due diligence period, the Company exercised its option and acquired 100% of the project by issuing Global 200,000 shares and agreeing to make a further payment of A$50,000 on the anniversary date of the option exercise.

Work to Date

The Company has completed an airborne EM survey over the Murphy Ridge uranium property. The survey results identify numerous strong conductive and radiometric signatures.

Planned Work

Following execution of a letter of intent with Bondi Mining, the Company does not plan to carry out any further work on this project and Bondi Mining will assume the responsibility.

Maureen North

The Maureen North uranium-gold project is comprised of thirteen 100% owned exploration permit applications which cover more than 4,000 square kilometres with potential for hosting uranium and gold deposits in the Georgetown-Townsville uranium field of Queensland.

Work to Date

In late 2006, the Company began a comprehensive integration and review of the available airborne magnetics/radiometrics and gravity data over the whole property and immediate surrounds with the aim of confirming targets for drill testing. This review has identified several areas which occur in geological and structural settings that warrant further investigation.

Planned Work

The Company does not plan to carry out any further work on this project and the responsibility will be assumed by Bondi Mining.

Juntala

Description

The 100% owned Juntala Project is an exploration licence application covering approximately 800 square kilometres and is located in the Georgetown-Townsville uranium field.

A high amplitude uranium channel radiometric anomaly strikes for over 35 kilometres within the basement rocks of the Juntala Project area. Technical review of the project has highlighted the potential of the area for a sandstone-hosted roll-front uranium deposit within the package of sedimentary rocks. This package has over 50 kilometres of strike length of favourable sedimentary rocks.

The Company’s program involves initial research of existing data, followed by geophysical surveys and exploration drilling to locate and define ancient river channels.

Work to Date

The Company’s program involves initial research of existing data, followed by geophysical surveys and exploration drilling to locate and define ancient river channels.

Planned Work

The Company does not plan to carry out any further work on this project and the responsibility will be assumed by Bondi Mining.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 32

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Lake Amadeus and Lake Neal

Description

The 100% owned Lake Amadeus and Lake Neal Projects in the Northern Territory have potential for a sedimentary uranium deposit in calcrete or clays, similar to deposits found in Western Australia.

The Lake Amadeus and Lake Neal Projects are comprised of three exploration licence applications covering over 2,000 square kilometres with high amplitude surface uranium anomalies striking for in excess of 60 kilometres. The Company has interpreted the uranium channel within the detailed radiometrics data available and identified more than 20 anomalies.

The Company has filed applications for consents to explore the exploration with the relevant Land Council.

Work to Date

The Company has not yet undertaken any exploration work on these properties.

Planned Work

The Company does not plan to carry out any further work on this project and the responsibility will be assumed by Bondi Mining.

Eromanga

Eight exploration permits were granted in September 2006 over 100 kilometres of stratigraphy prospective for sedimentary-hosted uranium deposits in Central Queensland. Radiometrics data show numerous discrete, high-amplitude U channel anomalies along this trend. Individual anomalies have strike lengths of several kilometres.

Sampling of available core from a stratigraphic hole drilled previously by a government department, returned peak values of anomalous uranium up to 20ppm. Strong Molybdenum (116ppm) and Vanadium (763ppm) are associated with the uranium.

Work to Date

In 2006, the Company staked this property and completed surface scintillometer surveys. These surveys indicted that further work is not warranted.

Planned Work

The Company will not be undertaking further work on the Eromanga property.

EXPLORATION PROPERTIES - NICKEL

Hannah 1

Description

The Hannah 1 target was first discovered by a major Australian mining company, but drill testing failed to reach target due to technical difficulties. From geophysical modelling, the target depth had been estimated to be at 450 metres. The Company holds one granted and three exploration licence applications along the Fraser Mobile Belt, covering the Hannah 1 target and five other significant targets in surrounding areas.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 33

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Hannah 1 Project is located along major structure, approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally this area had character in magnetics data that suggests it could contain several significant deposits hosted by mafic rocks.

Work to Date

The Company completed a single deep diamond drill hole at the Hannah base metal prospect. The hole intersected disseminated sulphides at the target depth of 425 metres, with the zone continuing for more than 200 metres. Assay results from the core were not anomalous even with the presence of pyrite. Petrographic work on the samples determined that the environment was not ideal to host nickel, platinum group metals or other base metals of economic interests.  Further drilling is not required and two of the titles have been dropped.

Planned Work

Following evaluation of drill results, the Company has decided to stop work on this property.

EXPLORATION PROPERTIES – SILVER & BASE METALS

Woodmurra

Description

This project is considered to be a prospective silver-zinc-lead deposit. The permit applications are 100% owned by the Company and comprise a new project area named Woodmurra, which is located approximately 50 kilometres east of Oodnadatta, SA and 300 kilometres northwest of the giant Olympic Dam copper-gold-uranium mine.

The two permit applications cover an area of approximately 1,960 square kilometres of an unexplored terrane prospective for buried large silver-zinc-lead deposits. Only one previous drill-hole has tested the basement in the immediate vicinity of the Company’s permit applications and encountered high grade metamorphic rock types which would be expected in a sequence that hosts large base metal deposits.  To the west of the permit applications, the outcropping rocks contain unusual garnet-bearing rocks which are also a hallmark indicator of a prospective sequence.

Work to Date

The Company completed a detailed geophysical interpretation of the area defining areas of interest for focused ground work and drilling.

Planned Work

The Company proposes to joint venture the project which may include a program of detailed ground gravity followed by ground magnetics and drill testing of a range of targets in 4 to 5 holes. The 2007 exploration budget for Woodmurra is $25,000.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 34

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Red River

Description

This project is considered to be prospective for very large Potosi-style silver-tin deposits.

Six new permit applications are 100% owned by the Company and comprise a new project area named Red River, which is located north and west of the North Maureen project.

The six permit applications cover an area of approximately 1,497 square kilometres of an unexplored terrane prospective for buried large silver-zinc-lead deposits.  Drilling by a competitor exploration company has confirmed the prospectivity if this terrane with a significant intersection of 133m grading 18.3 g/t Ag, 0.15% Sn, 1.1% Zn and 0.36% Cu beneath younger cover sediments.

Work to Date

The Company completed a detailed geophysical interpretation of the area defining 16 target areas of interest for focused ground work and drilling.

Planned Work

The Company proposes to progress these applications through to grant in 2007. The 2007 exploration budget for Woodmurra is $5,000.

Red Property, British Columbia, Canada

In June 2006, the Company terminated its option to acquire an interest in the Red Property in north-western British Columbia in order to focus on its Australasian exploration portfolio.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

This item is not applicable as the Company is not an accelerated filer, a large accelerated filer, or a well-known seasoned issuer and has no pending comments from the staff of the Commission.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

Year Ended December 31, 2006

In this discussion of Buffalo’s results of operations and financial condition, financial amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 35

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Exploration Expenses

In the year ended December 31, 2006, the Company spent $7,887,000 on exploration activities. Of this amount, $7,167,000 was incurred developing the Mt. Kare Property. In addition to the ongoing camp expenses at Mt. Kare, the Company planned and undertook an extensive drilling program, the results of which are summarized above. The exploration activities on other properties were much more limited, with the most effort being expended on the Hannah 1, where the Company spent $279,000. Exploration expenses for the year ended 2005 were $400,000.

The Company expects that exploration expenditures will increase in fiscal 2007 as additional drilling rigs are placed into action and the camp is expanded at Mt. Kare.

Administrative Expenses

In the year ended December 31, 2006, the Company incurred administrative expenses of $6,684,000 compared to $1,018,000 in the year ended December 31, 2005. In the year ended December 31, 2005, the Company’s activity was limited to fulfilling its public company obligations and investigating properties with three part-time personnel. By December 31, 2006, the Company had ten personnel of whom three were engaged full-time on the Company’s activities. Of the $6,684,000 in administrative expenses, $3,883,000 was stock-based compensation.

The most significant increases in operating expenses were personnel related: consulting fees increased from $151,000 in the year ended December 31, 2005 to $872,000 in the year ended December 31, 2006. Investor relations increased from $nil in 2005 to $735,000 in 2006 as the Company communicated corporate developments to the investment community. The Company incurred $3,883,000 in stock-based compensation expense associated with the award of stock options to directors, employees and contractors, compared to $661,000 in 2006. The increase in expenses for year end was a function of the increased activity, as discussed above for the period.

Administrative expenses, excluding stock-based compensation are a little higher in the fourth quarter of 2006 due to year-end accruals. The Company expects that administrative expenses in 2007 will be broadly comparable to 2006.

Other Items

During the year ended December 31, 2006, the Company did not have any interest-bearing debt. During the fiscal year 2006, the Company earned $286,000 from funds held in term deposits. In fiscal year 2005, the Company earned $8,000 of interest income.

During the second quarter, the Company acquired shares of Solomon Gold PLC. The shares of Solomon Gold are publicly traded on the London Stock Exchange. Between the date of purchase and December 31, 2006, the value of the Company’s investment decreased by $141,000, of which $34,000 has been recognized as an expense in the fourth quarter.

In 2003, the Company undertook exploration activities in China which were not successful. Subsequently the Company obtained promissory notes in respect to reimbursement of due diligence costs. In 2005, the Company fully provided for doubtful collection of the final promissory note as it was past due. In the second quarter, the Company recovered $54,000 on account of the promissory note (principal balance of $47,500) and accrued interest.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 36

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Net Loss

The net loss for the year ended December 31, 2006 was $13,671,000 or $0.42 per share as compared with a net loss for the year ended December 31, 2005 of $1,400,000 or $0.14 per share.

Change in Financial Position

At December 31, 2006, the Company had total assets of $28,822,000 as compared to $3,801,000 at December 31, 2005. The change in total assets is due primarily to (1) net proceeds from private placements and the exercise of warrants and options of approximately $27 million; and (2) issuance of common shares for the purchase of Gold FX, offset by cash expenditures on operating and investing activities.

On a net basis, operating activities in the year ended December 31, 2006 consumed cash of $10,176,000 compared to $507,000 for the comparative period in 2005. Of the $13,671,000 loss for the period, $3,883,000 related to stock-based compensation, $393,000 to the write down of marketable securities and $22,000 to the amortization of Company’s property, plant and equipment, none of which consumed cash. Furthermore, the Company’s accounts payable increased by $421,000 to $916,000 in the year ended December 31, 2006 period, largely due to payments made on accruals associated with drilling costs on the Mt. Kare Property.

In the year ended December 31, 2006, the Company provided $27,425,000 of cash from financing activities, net of commissions and legal fees from the April and September 2006 private placements. In the comparative period, the Company provided $4,121,000 of cash from financing activities.

Buffalo used $19,415,000 in investing activities in the year ended December 31, 2006. In the comparative period the Company used $227,000 of cash in investing activities. Most of the cash used in investing activities related to the purchase of marketable securities ($18,424,000), for acquisition of exploration properties ($735,000), largely associated with option payments for Mt. Kare and for acquisition of a subsidiaries ($115,000). Full particulars are provided in the notes to the financial statements.

The Company had a cash balance of $1,369,000 at December 31, 2006, as compared to a cash balance of $3,542,000 at December 31, 2005.

Year Ended December 31, 2005

In this discussion of the Company’s results of operations and financial condition, financial amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

The loss for the year ended December 31, 2005 was $1,400,000 compared to a loss of $81,000 in the prior year. The Company spent $1,419,000 on operations, $1,214,000 of which was spent in the fourth quarter. For the first two quarters of 2005, the Company was relatively inactive as it evaluated prospective properties. The large increase in expenditures in the year ended December 31, 2005 reflects the reactivation of the Company on the TSX Venture Exchange, exploration activity on the Mt. Kare and Red Properties, along with consulting fees and stock-based compensation.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 37

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

At December 31, 2005, the Company had total assets of $3,801,000 as compared to $207,000 at December 31, 2004. The increase was due primarily to cash generated from private placements, less amounts spent on operations and settlement of debts. On a net basis, operations for the year consumed cash of $507,000 compared to $18,000 in 2004. The operating loss of $1,400,000 was the largest element of cash flows from operating activities, offset by non-cash items including stock-based compensation ($661,000), the gain on settlement of loans payable ($58,000) and the provision for doubtful collection of a note receivable ($48,000) and by net working capital cash flows, including a $277,000 increase in accounts payable and accrued liabilities, which did not require cash flow.

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 38

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Company incurred interest expense of $52,200 on loans payable. Of this amount, $22,300 is a recurring expense expected to continue until the loan was paid out and $29,900 relates to a share bonus payable in connection with the loan. Subsequent to year end, the Company reached a settlement with the holders of the loans payable.

In 2003, the Company entered into an agreement to acquire an interest in certain gold properties in the People’s Republic of China from Terrawest Resource Holdings Ltd. The Company conducted property evaluations and due diligence in 2003. In March 2004, the agreement effectively ended when Terrawest received a notice from its Chinese partners terminating Terrawest’s underlying agreement on the subject properties.  The Company agreed to abandon any claim against Terrawest in consideration of Terrawest and its principals providing several promissory notes totalling $100,000.  The promissory notes, each for $50,000, fell due on July 30, 2004 and December 31, 2004 respectively, bearing interest at the rate of 10% per year after their due dates. The present value of these promissory notes was $95,000 at the date of issue. This amount was recognized as a recovery of property evaluation and due diligence costs in the three months ended March 31, 2004.  The Company collected $50,000 on July 30, 2004 and $2,500 in April 2005. In 2004, the Company recognized interest of $5,100, being the implicit interest earned at a rate of 10% from March 31, 2004.

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

In April 2006, the Company completed a brokered private placement of 3,565,000 units at a price of US$1.00 per unit to generate gross proceeds of $4,100,000 to fund exploration work and for working capital.

In September 2006, the Company completed a brokered private placement of 11,428,700 units at US$1.75 per unit to generate gross proceeds of $22,182,000 to complete the exploration program across the company’s licenses in Papua New Guinea, as well as complete the current drill program, the pre-feasibility and feasibility study for the Mt. Kare Property.

In June 2006, the Company collected $54,000 that was due in respect of a note receivable.

In the year ended December 31, 2006, warrant holders exercised warrants to purchase 3,925,290 common shares at between US$0.50 and US$1.25 to generate proceeds of approximately $2.54 million.

At December 31, 2006, the Company’s working capital position was $19,577,000, up from $3,112,000 at December 31, 2005 due primarily to private placements in April and September 2006.

After December 31, 2006, warrant holders exercised warrants to purchase 215,457 common shares at between US$0.50 and US$1.25 per share and option holders exercised options to purchase 275,000 common shares at between US$0.35 and US$0.375 per share.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 39

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

At December 31, 2006, the Company had sufficient resources to fund its operations for the next 12 months, but subsequently undertook investments that will require it to raise further funds.

There are no restrictions on the ability of subsidiaries to transfer funds to the Company. The Company has not made any commitments for capital expenditures, although it must make minimum option payments in respect of the Hannah 1 property if it wishes to maintain its options:

Hannah One
2007	A$ 50,000
2008	A$ 50,000
2009	A$ 50,000
2010	A$ 50,000
2011	A$ 50,000
2012	A$ 20,000,000

In addition, the Company is committed to issuing common shares, as discussed in “Item 4D. Property, Plants and Equipment – Mt. Kare Property”.

Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements and its planned exploration on its properties.

Outlook

We expect that expenses may increase in future quarters depending on the outcome of existing exploration and investment initiatives.

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

F.

Tabular Disclosure of Contractual Obligations

At December 31, 2006, the Company had no contractual obligations of the type required to be disclosed in this section. The Company must however make payments to maintain its option interests as disclosed in Item 5B above.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 40

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Damien Reynolds

Mr. Reynolds is chairman of the board of directors and chief executive officer, having also assumed the role of president on an interim basis from March to June 2006. He has been involved in the junior resource sector for 20 years, most recently as executive chairman of Tournigan Gold Corporation from September 2005 to October 2006 and president of Tournigan Gold Corporation from 1999 to September 2005.  He has been a self-employed business executive since 1991 and is currently chairman and CEO of Longview Capital Partners Inc. Mr. Reynolds is 40 years old.

Brian McEwen

Mr. McEwen has served as the Company’s president and chief operating officer since June 2006. He is a mining geologist with more than 25 years of exploration and production experience in open-pit and underground mining properties and operations throughout the world. Mr. McEwen’s project experience includes project management, economic evaluations, reserve evaluations, mine planning, and detailed geology for various gold, copper, lead, zinc, industrial minerals, coal and oil sands companies. Mr. McEwen in 49 years old.

Simon Anderson

Mr. Anderson has been the secretary and chief financial officer of the Company since May 2004.  Mr. Anderson is a Chartered Accountant, and from 1994 to 1996 was a partner with BDO Dunwoody, an international accounting and consulting firm, where he specialized in mergers, acquisitions and valuations.  Since 1996, Mr. Anderson has been a 50% owner and vice president of MCSI Consulting Group.  He has served as a director or senior officer of a number of public companies since 1996.  Mr. Anderson is 46 years old.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 41

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Mark Dugmore

Mr. Dugmore, Gold FX’s managing director, was appointed as Buffalo’s vice-president corporate development in March 2006.  Mr. Dugmore holds a master’s degree in exploration and mining geology from James Cook University, Australia and has 20 years global experience in the mining and minerals exploration industry. This experience includes serving as manager for Australia/Asia/Africa and global base metals for BHP Minerals and as an independent consultant providing advice to the mining industry and government.  Mr. Dugmore is 43 years old.

James G. Stewart

Mr. Stewart is a director of the Company.  Mr. Stewart is a lawyer who has practiced law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 49 years old.

James Walchuk

Mr. Walchuk is currently the president and CEO of Tournigan Gold Corporation, having held several positions with that Company.  He has been CEO since September 2005 and president since May 2005. Mr. Walchuk is 51 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company.  He is a consulting geologist who, through his company, Lakehead Geological Services, Inc., provides geological consulting services for a number of Canadian private and public companies including Madison Enterprises Ltd. and Oromin Explorations Ltd.  Mr. Turnbull is 44 years old.

There are no family relationships between any of the people named above. There are agreements in effect between Buffalo and Longview, which Mr. Reynolds controls (see “Item 4D. Property, Plants and Equipment – Mt. Kare Property”) and between Buffalo and Madison Minerals Inc. in which Mr. Stewart is a shareholder and director (see also “Item 4D. Property, Plants and Equipment – Mt. Kare Property”).

B.

Compensation

During the fiscal year ended December 31, 2006, the Company paid or accrued a total of $797,250 in compensation to its directors and officers.  This amount does not take into account rent paid to companies owned by officers and directors or 2,880,000 incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2005 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company’s executive officers which has been disclosed to the Company’s shareholders under applicable Canadian law.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 42

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Cash and Non-Cash Compensation – Executive Officers and Directors

The Company currently has four executive officers: Damien Reynolds, chief executive officer; Brian McEwen, president and chief operating officer; Simon Anderson, chief financial officer; and Mark Dugmore, vice president corporate development. Mr. John Tully was an executive officer until his death in March 2006. Mr. Flechner and Mr. Moseley became executive officers in 2005 and left the Company in 2006. As noted above, Mr. Turnbull, Mr. Stewart and Mr. Walchuk are non-executive directors of the Company.

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal year ended December 31, 2006 in respect of the individuals who were, at December 31, 2006, the Company’s directors and members of management:

Summary Compensation Table

For the Year Ended December 31, 2006	Salaries, Consulting and Professional Fees	Contingent or Deferred Compensation
Damien Reynolds, chief executive officer and chairman of the board[1]	$185,000	$ nil
Brian McEwen, president and chief operating officer[2]	66,250	$ nil
John Tully, former president and chief executive officer[3]	10,000	$ nil
Simon Anderson, chief financial officer[4]	53,000	$ nil
Greg Moseley, vice president exploration	143,000	$ nil
Mark Dugmore, vice president corporate development	91,000	$ nil
Stephen Flechner, vice president and general counsel	76,000	$ nil
James G. Stewart, director[5]	120,000	$ nil
Douglas Turnbull, director[6]	53,000	$ nil

	$797,250

(1) In 2006, Mr. Reynolds was paid through Feehily, MacPhedra, OldField, Reynolds Ltd. a company beneficially owned by Mr. Reynolds.
(2) In 2006, Mr. McEwen was paid through Brian R. McEwen Consulting Inc., a company beneficially owned by Mr. McEwen.
(3) In 2006, Mr. Tully was paid through John. V. Tully & Associates Inc., a company beneficially owned by Mr. Tully.
(4) In 2006, Mr. Anderson was paid through MCSI Consulting Services Inc., a company 50% owned by Mr. Anderson.
(5) Of this amount, $115,000 was paid to J.G. Stewart Law Corp. Ltd., a company owned by Mr. Stewart.

(6) In 2006, Mr. Turnbull was paid through Lakehead Geological Services Inc., a company controlled by Mr. Turnbull. In addition, Lakehead Geological Services Inc. received $23,108 in respect of consulting services provided by individuals other than Mr. Turnbull.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 43

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Option Grants in Last Fiscal Year

The Company granted stock options during the fiscal year ended December 31, 2006 to its officers and directors as follows:

Name	Stock Options Granted (Common Shares)	Purchase Price	Exercise Price	Expiration Date
Damien Reynolds	100,000	nil	US$2.08	Sep 25, 2011
Brian McEwen	154,000	nil	US$0.85	May 30, 2011
Brian McEwen	86,000	nil	US$1.00	July 26, 2011
Brian McEwen	100,000	nil	US$2.08	Sep 25, 2011
Simon Anderson	50,000	nil	US$2.08	Sep 25, 2011
James G. Stewart*	50,000	nil	US$1.00	July 26, 2011
James G. Stewart*	100,000	nil	US$2.08	Sep 25, 2011
Douglas Turnbull	50,000	nil	US$2.08	Sep 25, 2011
Mark Dugmore	100,000	nil	US$1.05	Mar 31, 2011
Mark Dugmore	50,000	nil	US$2.08	Sep 25, 2011
James Walchuk	50,000	nil	US$2.08	Sep 25, 2011

* granted to JG Stewart Law Corp., a company controlled by James G. Stewart

Pension and Retirement Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

In May 2006, the Company entered into an agreement with Brian R. McEwen Consulting Inc. in respect of Mr. McEwen’s services. The agreement provides for annual compensation of $90,000 options to purchase 250,000 shares and option to purchase a further 250,000 shares, when such option become available. The agreement may be terminated on 30 days notice by the Company.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this annual report, except that directors are compensated for their actual expenses incurred in the conduct of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. At present, directors are compensated as follows: Damien Reynolds $15,000 per month, James G. Stewart $10,000 per month and Douglas Turnbull $5,000 per month. These individuals are paid through their respective management or law firms.

There were no repricings of stock options held by directors and officers of the Company during the fiscal year ended December 31, 2006.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 44

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

C.

Board Practices

The directors of the Company hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election. Damien Reynolds has been a director of the Company since October 2004, its chairman since October 2004 and its president and chief executive officer since March 27, 2006. James G. Stewart was the secretary of the Company from May 1998 until he resigned in April 2003, and has been a director of the Company since November 1999.  Douglas Turnbull has been a director of the Company since June 2001. John Tully was a director of the Company until his death in March 2006. Mr. Park was a director of the Company from March 2006 until May 2006. James Walchuk has been a director of the Company since February 2006. Brian McEwen has been a director of the Company since June 2006.

The Board has established a Compensation Committee, which is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions.  In fulfilling its responsibilities, the Compensation Committee evaluates the performance of the chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations. The Compensation Committee members are Damien Reynolds, Douglas Turnbull and James G. Stewart. Compensation Committee members abstain from decisions regarding their own compensation.

The Company does not have any arrangement to provide benefits to directors upon termination.

The Company’s audit committee is comprised of James G. Stewart, Douglas Turnbull and James Walchuk. The audit committee is appointed by the board of directors and its members hold office until removed by the board of directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The audit committee operates under the terms of an audit committee charter. In summary, the audit committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the board of directors whether or not to approve such statements.  At the request of the Company’s auditors, the audit committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the board of directors or the shareholders of the Company.

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 45

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 46

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 47

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

D.

Employees

During the fiscal year ended December 31, 2006, the Company had an average of five employees, all of whom worked out of the Company’s head office. Of the five employees, three worked in management and two in accounting. The Company was also responsible for a further employee associated with its Mt. Kare Property, although the Company did not directly employ him. Some employees were engaged either through a management company or as consultants. During the fiscal years ended December 31, 2006, 2005 and 2004, the Company had an average of five, three and two employees respectively.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in Items 6A and 6B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 48

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Name	Number of Common Shares Held at June 19, 2007	Number of Options or Warrants Outstanding at June 19, 2007[7]	Beneficial Percentage Ownership[1]	Exercise Price	Expiry Date
Damien Reynolds[2]	1,156,600	250,000	2.2%	US$0.35	Oct. 5, 2010
				US$2.08	Sep 25, 2011
Simon Anderson[3]	25,000	225,000	0.4%	US$0.375	Dec. 13, 2010
				US$2.08	Sep 25, 2011
J.G. Stewart[4]	527,411	250,000	1.2%	US$0.50	Apr. 16, 2008
				US$0.35	Oct 5, 2010
				US$2.08	Sep 25, 2011
James Walchuk	59,500	150,000	0.3%	US$2.08	Sep 25, 2011
Douglas Turnbull[5]	211,044	250,000	0.7%	US$0.50	Apr. 16, 2008
				US$0.35	Oct 5, 2010
				US$2.08	Sep 25, 2011
Brian McEwen	5,000	340,000	0.5%	US$0.85	May 30, 2011
				US$1.00	Jul 26, 2011
				US$2.08	Sep 25, 2011
Steve Flechner	-	-	0.0%
Greg Moseley	-	-	0.0%
Mark Dugmore[6]	627,165	150,000	1.2%	US$1.05	Mar. 31, 2011
				US$2.08	Sep 25, 2011
Total:	2,611,720	1,615,000	6.6%
1.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 19, 2007, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 63,913,995 common shares outstanding as of June 19, 2007.

2.

150,000 common shares are held through Longview Investments Limited in which Mr. Reynolds owns a beneficial interest. Mr. Reynolds also has a beneficial interest in 7,700,000 common shares through Longview Capital Partners Limited. These shares are currently escrowed and have been excluded from the above determination.

3.	All common shares are held through MCSI Capital Corp. in which Mr. Anderson holds a 50% interest.
4.	All common shares and options are held through J.G. Stewart Law Corporation, which is controlled by Mr. Stewart.
5.	Common shares held through Lakehead Geological Services Inc., which is controlled by Mr. Turnbull.
6.	Common shares held by Susan Rosemary Dugmore as Trustee for Gold Investment Trust.
7.	All options were acquired at no cost.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares based on information available to the Company:

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 49

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Name	Number of Common Shares Held at May 31, 2007	Percentage of Common Shares Outstanding at May 31, 2007

CDS & Co.	37,360,746	58.5%

Longview Capital Holdings Ltd.	17,000,000	26.6%

Cede & Co.	7,475,259	11.7%

Total:	61,836,005	96.7%

The following is a description of changes in major shareholdings. Since only shareholdings over 10% need to be disclosed in Canada, shareholdings between 5% and 10% that are required to be disclosed here could be held through an intermediary without the Company’s knowledge.

2003 to 2004 – No major changes

2004 to 2005 – In our 2004 annual report, we reported that Affaires Financiers SA held 8.9% of the issued common shares but none were shown in our 2005 report; it is not known if Affaires Financiers SA still owned any common shares. Following a series of private placements, in our 2005 report we disclosed that Firebird Global Master Fund Ltd. owned 4,000,000 common shares.

2005 to 2006 – In our 2005 annual report we reported that Firebird Global Master Fund Ltd. owned 4,000,000 common shares; we do not know if Firebird Global Master Fund Ltd. still owns shares. The Company issued 17,000,000 common shares to Longview Capital Holdings Ltd. as part of the acquisition of the Mt. Kare property.

No major shareholder has been awarded any special or different voting rights.

To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly. The Company is not aware of any arrangement that could result in a change in control of the Company.

As at May 31, 2007 there were 63,913,995 common shares of the Company issued and outstanding.  Based on the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at June 19, 2007, there were nine registered holders of the Company’s common shares resident in the United States, holding an aggregate 7,273,744 common shares, including 7,185,604 shares held by Cede & Co. This number represents approximately 11.4% of the total issued and outstanding common shares of the Company as at May 31, 2007.

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

The Company incurred the following expenses with a law firm and consulting firms controlled by directors, an officer and a former director:

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 50

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

	2006	2005	2004

Consulting fees	$ 608,175	$ 110,000	$ 25,000
Exploration expenses	43,733	-	-
Professional fees	90,000	49,500	-
Investor relations	96,107	-	-
Share issue costs	20,000	5,500	-
Exploration properties	10,000	6,250	-
Salaries	91,000	-	-
Rent and office costs	52,355	7,775	12,000

Included in accounts payable and accrued liabilities at December 31, 2006 is $21,400 (2005 - $25,000) due to a law firm controlled by a director and $256,002 (2005 - $38,427) due to a director, consulting companies controlled by directors, an officer and former officers.

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

The Company issued 17,000,000 common shares to Longview upon the Company having acquired the initial 49% interest in Madison PNG from Madison. In addition, the Company agreed to pay Longview $200,000 in blocks of $50,000 on signing of the acquisition agreement and every three months thereafter until paid, which payments have been made.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 51

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

In June 2006, the Company entered into an agreement with Longview, Longview Capital Holdings Ltd. (“Longview Holdings”), Madison, Madison Enterprises (BVI) Inc. (“Madison BVI”) and Madison Enterprises (PNG) Limited (“Madison PNG”) who all agreed to grant Buffalo an extension of six months to the times within which Buffalo is required to make certain cash payments and produce a preliminary feasibility study, and pursuant to which Buffalo is entitled to exercise the Second Option (as defined in the original agreement with Madison), in consideration for which Buffalo paid  Madison the sum of $150,000.

In May 2007, Buffalo executed a letter of intent to amend the basis on which it will acquire a further interest in the Mt. Kare property.

a)

The Company will increase its interest in Madison Enterprises (PNG) Ltd. (which owns a 90% interest in the Mt. Kare property) to 60% on making a payment of $500,000, in cash or common shares at the Company’s option and issuing a further 3,000,000 common shares.

b)

The Company may increase its interest to 75% by completing a bankable feasibility study within four years of signing a definitive agreement. The Company is entitled to a one-year extension if it actively carries out exploration work at Mt. Kare and works towards the bankable feasibility study, spending at least $500,000 in each year of the four-year period.

c)

After the Company has earned a 75% interest, it may acquire the remaining 25% at fair market value.

The letter of intent will terminate if the parties do not reach a definitive agreement by June 30, 2007.

Dynasty Merger

In March 2007, the Company entered into a letter of intent with Dynasty Gold Corp. (“Dynasty”), which has a director and officer in common with the Company.  Under the agreement, Buffalo agreed to acquire all of the issued and outstanding shares (the “Dynasty Shares”) of Dynasty in consideration for common shares of Buffalo (“Buffalo Shares”) and the holders of outstanding options and share purchase warrants of Dynasty will receive in exchange for those securities options and share purchase warrants of Buffalo on the same terms, adjusted only for the following share exchange ratio: Dynasty Shareholder were to receive one Buffalo Share for each 4.5 Dynasty Shares held on the date the merger was completed. Following due diligence, the parties terminated the merger.

Longview Investor Relations Agreement

In July 2006, Buffalo entered into an agreement with Longview Strategies Inc. to secure financial communications services. Longview Strategies Inc. has a director and officer in common with Buffalo and holds shares of Buffalo. The services include (1) providing introductions and ongoing communications with writers and/or publishers of various subscriber based publications including newspapers and magazines; (2) reviewing and providing advice regarding the presentation and design of the Company’s public communication materials; and providing advice pertaining to the overall corporate development of the Company. In exchange, the Company agreed to pay a monthly fee of $12,500 and options to purchase 200,000 common shares of the Company at a price of US$0.80 per share until June 22, 2011 vesting 25% every three months from the date of grant. The agreement can be cancelled on 30 days’ notice.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 52

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Premises Rent

In 2006, the Company entered into a premises lease agreement with an arm’s length party in conjunction with Tournigan Gold Corporation, Longview Strategies Incorporated and Bayswater Uranium Corporation, which have one or more directors in common with the Company. The lease calls for basic rent of $1.87 million over the period expiring February 27, 2013.

Share Escrow

In March 2007, Company received regulatory approval to issue 17,000,000 common shares to Longview on the purchase of a 49% interest in the Mt. Kare property. These common shares are subject to an escrow agreement dated March 8, 2007 between the Company, Computershare Trust Company of Canada and Longview. The common shares issued to Longview will be released from escrow over 18 months from the “Initial Release Date.” The Initial Release Date is defined as the earlier of (1) the date on which the Company receives a preliminary feasibility study on the Mt. Kare property; and (2) the date that the Company acquires any interest in Madison PNG.

Date	Number of Shares
Initial Release Date	4,250,000
Six months after Initial Release Date	4,250,000
Twelve months after Initial Release Date	4,250,000
Eighteen months after Initial Release Date	4,250,000
17,000,000

Longview Loan

In October 2006, the Company agreed to lend Longview Strategies Inc. the sum of $1,813,050 (the “Funds”). Longview Strategies Inc. has a director and officer in common with the Company and Longview Strategies Inc. owns shares of the Company.  The loan was used by Longview to purchase 2,133,000 units of Madison. Longview was to reimburse Buffalo for its opportunity cost. The loan and borrowing costs were repaid in full.

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This annual report contains the financial statements for the Company for the fiscal year ended December 31, 2006, which contains a report of an independent registered public accounting firm dated April 16, 2007, balance sheets as at December 31, 2006 and 2005, statements of operations and deficit for the fiscal years ended December 31, 2006, 2005 and 2004, statements of cash flows for the fiscal years ended December 31, 2006, 2005 and 2004 and notes to the financial statements.

The Company has not, nor intends to, distribute cash payments of dividends to its shareholders.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 53

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

B.

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report on Form 20-F except for the following:

●

The Company signed a letter of intent to enter into a merger with Dynasty. Under the letter of intent, the Company will acquire all of the outstanding securities of Dynasty in exchange for common shares and common share purchase warrants and options of the Company. Dynasty is a Vancouver-based publicly traded gold exploration company with exploration projects in northwest China. In April 2007, the Company and Dynasty terminated the proposed merger.

●

The Company subscribed for 11,000,000 subscription receipts convertible into units of Kinbauri at $0.50 per unit for total consideration of $5,500,000. Each unit will consist of one common share and one-half common share purchase warrant, with each whole warrant exercisable into one common share at $0.70 per share for 18 months. These funds are in escrow pending receipt of TSX Venture Exchange approval of the acquisition by Kinbauri of certain mines and exploration properties in Spain. In the event that Kinbauri does not satisfy the escrow release conditions, the $5,500,000 investment will be returned to the Company.

●

The Company acquired 4,668,172 shares of Gold Aura Ltd. at a cost of A$419,661 (approximately $400,000). Gold Aura Ltd. is a gold exploration company and its shares are traded on the Australian Stock Exchange.

●

The Company has confirmed to spend money on its operations with the result that operating activities consumed cash of $3,321,000 in the quarter ended March 31, 2007.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 54

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company for each of the past five fiscal years, most recent six months and for each fiscal quarter in each of the last two full financial years and subsequent periods on the TSX Venture Exchange and the NEX are as follows:

	High	Low
Annual
2006	US$2.87	US$0.37
2005	US$0.54	US$0.12
2004	US$0.27	US$0.10
2003**	US$0.90	US$0.01
2002	US$0.18	US$0.01

Quarterly
2007
First Quarter	US$1.86	US$1.11

2006
Fourth Quarter	US$2.05	US$1.72
Third Quarter	US$2.87	US$0.75
Second Quarter	US$1.52	US$0.68
First Quarter	US$1.36	US$0.37
2005
Fourth Quarter	US$0.54	US$0.28
Third Quarter	US$0.38	US$0.16
Second Quarter	US$0.215	US$0.13
First Quarter	US$0.22	US$0.11

Monthly
2007
May	US$1.46	US$1.05
April	US$1.97	US$1.39
March	US$1.59	US$1.30
February	US$1.70	US$1.11
January	US$1.86	US$1.35
2006
December	US$2.02	US$1.79

** The Company’s shares were consolidated on a one for ten basis in February, 2003.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 55

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 56

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Murphy Ridge

On March 15, 2006, the Company was granted an option to acquire a 100% interest in the Murphy Ridge uranium project in the Northern Territory, Australia via a binding letter of intent and the payment of a non-refundable A$50,000 ($43,175) provision for due diligence to Global Discovery Pty. Limited. Upon expiration of the due diligence period on October 11, 2006, the Company exercised its option and acquired 100% of the project by paying A$50,000 ($44,325) and issuing 73,592 common shares with a value of A$200,000 ($175,900). The Company completed the purchase of Murphy Ridge by acquiring the issued shares of Canon.

Hannah One

On May 1, 2006, the Company was granted an option to acquire a 100% interest in the Hannah 1 Nickel-Copper-PGE Project from Mel Dalla Costa, subject to a 5% net profit royalty.  In order to acquire its 100% interest in the Hannah 1 Project, the Company must pay Mr. Dalla Costa A$275,000 and issue 550,000 shares of the Company over a period of five years, spending not less than A$50,000 on exploration by June 24, 2006, which it did, and paying Mr. Dalla Costa a final payment of A$20,000,000 on or before May 1, 2012.

Bondi Mining Ltd.

In May 2007, the Company signed a letter of intent to transfer all of its Australian uranium assets to Bondi Mining Ltd. in exchange for a 44% stake in that company. Under the terms of the arrangement, Bondi will acquire 100% of the Company’s Australian uranium portfolio, which is made up of 10 granted tenements and 13 applications totaling 15,085 square kilometres in three major uranium provinces in the Northern Territory and Queensland. In consideration for acquisition of the portfolio, Bondi will issue 25 million of its fully paid ordinary shares to the Company along with 5 million options to subscribe for ordinary shares at A$0.60 per share with an exercise period of 24 months following execution of a definitive agreement for the proposed acquisition.

Transactions with Related Parties

During the period under review, the Company also undertook certain agreements with related parties, which are described in Item 7.B above.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 57

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 58

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 59

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

E.

Taxation

Material Canadian Federal Income Tax Consequences

Through consultation with counsel, management of the Company believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States under the Canada-US Income Tax Convention (1980) (the “Treaty”) and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.  This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax.  The “Treaty” provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 60

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation (listed on a prescribed stock exchange which includes the TSX-V) unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of 60 months immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class or series of a class of shares of the Company.

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 61

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 62

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Treaty Application to Certain Persons

US Holders who do not maintain a substantial presence, permanent home or habitual abode in the US or whose personal and economic relations are not closer to the US than to any other country (other than Canada) may be unable to benefit from the provisions of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-US Tax Convention”). These US Holders should consult their own tax advisors concerning the availability of benefits under the Canada-US Tax Convention.

Information Reporting

The Proposed Treasury Regulations issued under Section 1291(f) of the Code provide that US Holders must report certain information to the IRS on Form 8621 with their federal income tax return. Special information reporting requirements apply in the case of certain transfers entitled to nonrecognition treatment. US Holders are urged to consult with their own tax advisors concerning such reporting requirements.

Taxation of Dividends

Subject to the PFIC rules discussed above, for U.S. federal income tax purposes, the gross amount of a distribution by in respect of Resulting Issuer Shares owned by a U.S. Holder, including any amounts of Canadian tax withheld on the distribution, will be treated as dividend income to such U.S. Holder to the extent paid out of the distributing corporation's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. That dividend income will not be eligible for the dividends received deduction generally allowed to corporations under Section 243 of the Code. To the extent such distribution exceeds the U.S. Holder's allocable share of the distributing corporation's current and accumulated earnings and profits, the excess will be applied first to reduce the U.S. Holder's basis in its shares in such corporation, and any remaining excess will constitute gain from the deemed sale or exchange of such shares. Dividends paid by the Resulting Issuer in Canadian dollars will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt thereof by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. If the dividends paid in Canadian dollars are converted into U.S. dollars on the date of receipt, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

For U.S. federal income tax purposes, a U.S. Holder may generally elect to treat Canadian withholding taxes as either a deduction from gross income or, subject to certain limitations, a credit against the U.S., federal income tax liability of that U.S. Holder. The maximum foreign tax credit allowable generally is equal to the U.S. Holder's U.S. federal income tax liability for the taxable year multiplied by a fraction, the numerator of which is the U.S. Holder's taxable income from sources without the United States and the denominator of which is the U.S. Holder's taxable

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 63

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

U.S. Backup Withholding Tax

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate US Holders. Information reporting generally will apply to payments of distributions on, and to proceeds from the sale or disposition of shares, by a payor within the United States to a US Holder, unless such US Holder is an exempt recipient, including a corporation, or provides an appropriate certification.

A payor within the United States will be required to withhold tax (currently at a rate of 28%) from any payments of distributions on, or proceeds from the sale or disposition shares, within the United States to a US Holder (unless such US Holder is an exempt recipient) that fails to furnish a correct taxpayer identification number on IRS Form W-9 or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. A US Holder will be allowed a refund or a credit equal to any amounts withheld under the United States backup withholding tax against such US Holder's United States federal income tax liability, provided the US Holder furnishes the required information to the IRS.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 64

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company (the Company does not believe that it will qualify in the next year, or has qualified within the past three fiscal years, as a “foreign personal holding company”, “foreign investment company”, “passive foreign investment company” or “controlled foreign corporation” as discussed below):

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 65

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 66

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 67

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 68

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

I.

Subsidiary Information

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Exchange rates, reporting currencies and currency exposure

The Company’s assets, losses and cash flows are influenced by four different currencies due to the geographic diversity of its exploration activities and the countries in which it operates. The Canadian dollar and Australian dollar, however, are the currencies in which the great majority of the Group’s assets are denominated. Operating costs are influenced by the currencies of those countries where the Group’s exploration activities are located and also by those currencies in which the costs of imported equipment and services are determined. The Papua New Guinea kina and US dollars are the most important currencies influencing costs.

In any particular year, currency fluctuations may have a significant impact on the Company’s financial results. A weakening of the Canadian dollar against the currencies in which the Company’s costs are determined has an adverse effect on its net losses. The approximate effects on the Group’s Canadian dollar operating expenses of 10 per cent movements from the 2006 full year average exchange rates are as follows:

		2006
	Average	Effect of
	Exchange	10% change in
	Rate	full year average
	C$	C$

Australian dollar	0.854	16,000
US dollar	1.135	206,000
Papua New Guinea kina	0.381	377,000

These sensitivities are based on 2006 prices, costs and volumes and assume that all other variables remain constant. These exchange rate sensitivities include the effect on operating costs of movements in exchange rates but exclude the impact through revaluation of foreign currency working capital or investment income.

The functional currency of most operations within the Company is the local currency in the country of operation. Foreign currency gains or losses arising on translation of monetary assets is included in results of operations. The approximate translation effects on the Group’s net assets of 10 per cent movements from the year end exchange rates are as follows:

		2006
	Closing	Effect of
	exchange	10% change in
	rate	closing rate
	C$	C$

Australian dollar	0.919	14,399
US dollar	1.166	1,712,858
British pound	2.282	17,803
Papua New Guinea kina	0.381	761

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 69

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Interest Rates

The Company’s interest rate management policy is generally to invest cash at fixed rates. Short term US dollar bond rates are normally lower than long term rates, resulting in lower interest costs to the Group. Changes in bond interest rates will have no impact on investment revenue to the Company.

Marketable Securities

The table below provides information about the Company’s marketable securities at the year end closing values, which are sensitive to changes in market prices. The information is presented in Canadian dollar equivalents, which is the Company’s reporting currency. The instruments’ actual trading is denominated in Canadian dollars and British pounds, as indicated in parentheses. The approximate effects on the Company’s marketable securities of ten percent movements from the year end closing prices are as follows:

		2006
	Closing	Effect of
	Price	10% change in
	Rate	closing price
	C$	C$

Madison Minerals ($)	0.890	158,522
Solomon Gold Plc (₤)	0.456	17,803
Crescent Gold ($)	0.250	2,547

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 70

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

As of December 31, 2006, an evaluation was carried out by the Company's chief executive officer and chief financial officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective as of December 31, 2006.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal years ended December 31, 2006 and 2005, the Company paid or accrued the following amounts to Davidson & Company LLP, the Company’s principal accountants, for the following categories of services:

	2006		2005
Type of Fees	Amount Billed	Percentage of Services	Amount Paid or Accrued	Percentage of Services
Audit fees	$27,500	96%	$21,000	96%
Audit-related fees	-		-
Tax fees	1,000	4%	1,000	4%
All other fees	-		-
Total fees	$28,500	100%	$22,000	100%

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 71

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 72

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 73

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

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

*4.Q.	Debt settlement agreement dated April 14, 2005 between the Company and Liberty Management LLC.
*4.R.	Debt settlement agreement dated April 14, 2005 between the Company and David Mitchell
*4.S.	Debt settlement agreement dated April 14, 2005 between the Company and Richard Smith
*4.T.	Debt settlement agreement dated April 14, 2005 between the Company and Julian Baldry
*4.U.	Debt settlement agreement dated April 14, 2005 between the Company and Oliver Meixner
*4.V.	Debt settlement agreement dated April 14, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.W.	Debt settlement agreement dated April 14, 2005 between the Company and Lakehead Geological Services Inc.
*4.X.	Debt settlement agreement dated April 14, 2005 between the Company and John V. Tully & Associates Inc.
*4.Y.	Debt settlement agreement dated April 14, 2005 between the Company and MCSI Consulting Services Inc.
*4.Z.	Option agreement dated October 11, 2005 between the Company and Longview Capital Partners Limited.
*4.AA.	Agreement dated February 28, 2006 between the Company and Gold FX Limited.
*4.AB.	Option agreement dated March 15, 2006 between the Company and Global Discovery Pty. Limited.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 74

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

*4.AC.	Audit committee charter
*4.AD.	Agreement dated May 1, 2006 between the Company and Mel Dalla-Costa regarding the Hannah 1 Property
4.AE.	Agreement dated June 19, 2006 between the Company, Longview, Madison and others amending the terms of the October 11, 2005 option agreement.	121
4.AF.	Loan Agreement dated October 12, 2006 between the Company and Longview Strategies Inc.	123
4.AG.	Consulting Agreement dated July 1, 2006 between the Company and Longview Strategies Inc.	125
4.AH.	Agreement dated March 9, 2006 between the Company and Michael Raetz and Andrew Wilde to acquire the shares of Canon Investments Pty. Ltd.	131
4.AI.	Letter of intent dated March 12, 2007 between the Company and Dynasty Gold Corp.	134
4.AJ.	Escrow Agreement dated March 8, 2007 between the Company, Longview Capital Holdings Ltd. and Computershare Trust Company of Canada.	140
4.AK.	Letter of intent dated May 9, 2007 between the Company and Bondi Mining Ltd.	161
4.AL	Letter of intent dated May 17, 2007 between the Company and Longview, Longview Capital Holdings Ltd., Madison, Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited.	164
4.AM	Consulting agreement dated May 15, 2006 between the Company and Brian R. McEwen Consulting Inc.	167
99.1	Certification of Chief Executive Officer pursuant to 18 USC. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 USC. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous annual report on Form 20-F (file no. 0-30150).

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 75

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

BUFFALO GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2006

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 76

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

DAVIDSON & COMPANY LLP    Chartered Accountants    A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Buffalo Gold Ltd.

We have audited the consolidated balance sheets of Buffalo Gold Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2006, 2005 and 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Accountants

April 16, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to identify circumstances when there is a restatement that has a material effect on the comparability of the Company’s financial statements such as the restatement described in Note 19, or when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders dated April 16, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions or require a reference to such restatement in the auditors' report when they are adequately disclosed in the consolidated financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Accountants

April 16, 2007

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 77

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

As at December 31

	2006	2005

Assets

Current
Cash	$1,368,597	$3,541,708
Receivables	137,027	30,298
Marketable securities (note 3)	18,917,296	-
Prepaid expenses	70,438	1,340

	20,493,358	3,573,346

Deposits	87,990	-
Equipment (note 4)	35,203	4,462
Exploration properties (note 7)	8,205,245	222,834

	$28,821,796	$3,800,642

Liabilities and Shareholders' Equity

Current
Accounts payable and accrued liabilities (note 13)	$916,136	$461,395
	916,136	461,395
Amounts due to shareholders	6,272	6,272
Future income taxes (note 12)	1,857,000	-

	2,779,408	467,667

Shareholders' equity
Share capital (note 9)
Authorized
Unlimited common shares without par value
Issued and outstanding
46,423,539 (2005 – 22,417,457) common shares	40,045,572	8,746,104
Contributed surplus (note 9)	5,990,160	909,000
Deficit	(19,993,344)	(6,322,129)

	26,042,388	3,332,975

	$28,821,796	$3,800,642

Nature and continuance of operations (note 1)

Commitments (note 14)

Subsequent events (note 18)

On behalf of the board of directors

“Doug Turnbull”		“James Stewart”
Doug Turnbull	Director	James Stewart	Director

The accompanying notes are an integral part of these consolidated financial statements.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 78

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

BUFFALO GOLD LTD.
(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years Ended December 31

	2006	2005	2004

Exploration Expenses (note 7)	$7,887,306	$400,445	$-

Administrative Expenses
Amortization	22,095	157	-
Consulting fees	872,227	150,785	33,100
Investor relations	734,574	-	-
Listing, filing and transfer fees	60,014	50,466	15,789
Office and miscellaneous	160,424	9,789	11,444
Professional fees	276,100	93,179	63,709
Property evaluation and due diligence costs	18,064	2,230	-
Rent	79,971	13,072	13,104
Salaries	118,634	-	-
Stock-based compensation (note 10)	3,883,000	661,000	-
Travel and promotion	458,850	37,392	16,872

Loss before other items	(14,571,259)	(1,418,515)	(154,018)

Other Items
Write down of marketable securities (note 3)	(393,011)	-	-
Recovery of property evaluation and due diligence costs (note 7)	53,882	(47,500)	94,955
Write off of exploration properties (note 7)	(37,001)	-	-
Gain on settlement of accounts payable	-	14,494	17,810
Gain on settlement of loans payable (note 8)	-	57,768	-
Interest income	286,430	7,881	5,066
Interest expense	-	(4,743)	(52,216)
Foreign exchange gain (loss)	766,744	(9,556)	7,700

Loss before income taxes	(13,894,215)	(1,400,171)	(80,703)

Future income tax recovery (note 12)	223,000	-	-

Loss for the year	(13,671,215)	(1,400,171)	(80,703)

Deficit, beginning of year	(6,322,129)	(4,921,958)	(4,841,255)

Deficit, end of year	$(19,993,344)	$(6,322,129)	$(4,921,958)

Loss per share
Basic and fully diluted	$(0.42)	$(0.14)	$(0.02)

Weighted average number of shares outstanding
Basic and fully diluted	32,732,849	9,948,905	4,256,556

The accompanying notes are an integral part of these consolidated financial statements.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 79

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years Ended December 31

	2006	2005	2004

Cash Flows From Operating Activities
Loss for the year	$(13,671,215)	$(1,400,171)	$(80,703)

Items not involving cash
Amortization	22,095	157	-
Write down of marketable securities	393,011	-	-
Recovery of property evaluation and due diligence costs	-	47,500	(94,955)
Write off of exploration properties	37,001	-	-
Gain on settlement of accounts payable	-	(14,494)	(17,810)
Gain on settlement of loans payable	-	(57,768)	-
Stock-based compensation	3,883,000	661,000	-
Interest accrued on loans payable	-	4,743	52,216
Interest accrued on notes receivable	-	-	(5,045)
Interest accrued on bonds	(198,139)	-	-
Unrealized foreign exchange	(687,811)	2,100	(7,700)
Future income tax recovery	(223,000)	-	-

Changes in non-cash working capital items:
Decrease (increase) in receivables	(83,667)	(28,489)	18,934
Decrease in notes receivable	-	2,500	50,000
Decrease (increase) in prepaid expenses	(67,343)	(1,340)	13,857
Increase in accounts payable and accrued liabilities	420,523	277,208	53,661

Net cash used in operating activities	(10,175,545)	(507,054)	(17,545)

Cash Flows From Financing Activities
Issuance of shares for cash	29,263,047	4,481,920	166,026
Share issue costs	(1,838,464)	(324,559)	(6,086)
Settlement of loans payable	-	(36,431)	-

Net cash provided by financing activities	27,424,583	4,120,930	159,940

Cash Flows From Investing Activities
Equipment purchase	(52,836)	(4,619)	-
Purchase of marketable securities	(18,424,357)	-	-
Acquisition of subsidiaries, net of cash acquired	(115,227)	-	-
Acquisition of exploration properties	(734,584)	(222,834)	-
Loan advanced to related party	(1,813,050)	-	-
Loan repayment by related party	1,813,050	-	-
Deposit	(87,990)	-	-

Net cash used in investing activities	(19,414,994)	(227,453)	-

Foreign exchange loss on cash held in foreign currency	(7,155)	-	-

Change in cash during the year	(2,173,111)	3,386,423	142,395

Cash, beginning of year	3,541,708	155,285	12,890

Cash, end of year	$1,368,597	$3,541,708	$155,285

Supplemental disclosure with respect to cash flows (note 17)

The accompanying notes are an integral part of these consolidated financial statements.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 80

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006

1.

Nature and Continuance of Operations

Buffalo Gold Ltd. (“Buffalo”) is an Alberta Corporation engaged in the acquisition, exploration, management, and development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit.  To date, Buffalo and its subsidiaries (collectively the “Company”) have not earned any revenues and are considered to be in the exploration stage.

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company has a history of operating losses and while it had working capital of $19,577,222 at December 31, 2006 (December 31, 2005 - $3,111,951), it intends to undertake exploration programs that will require that the Company raise further funds. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have been primarily funded by the issuance of share capital and debt. Continued operation of the Company is dependent on the Company's ability to complete additional equity financings or generate profitable operations in the future. Such financings may not be available or may not be available on reasonable terms.

2.

Significant Accounting Policies

The Company's financial statements have been prepared in accordance with Canadian GAAP. The Company’s significant accounting policies are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of Buffalo and its wholly-owned subsidiaries from their date of acquisition or formation: Gold FX Limited (“Gold FX”), Gold Finance and Exploration Pty. Limited, Buffalo PNG Ltd. and Canon Investments Pty. Ltd. (“Canon”). All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Presentation

Where applicable, comparative figures have been reclassified to conform with the presentation used in the current year.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 81

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

2.

Significant Accounting Policies (continued…)

Equipment

Equipment is recorded at cost and amortization is provided at between 20% and 30% per year on a declining basis.

Exploration properties and deferred costs

The Company charges to operations all exploration and development expenses incurred prior to the determination of economically recoverable reserves.

The Company capitalizes all mineral property acquisition costs and those exploration and development expenditures incurred following the determination that the property has economically recoverable reserves. The Company capitalizes such amounts until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

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

Asset retirement obligations

The Company initially measures legal obligations associated with the retirement of property, plant and equipment at fair value and subsequently makes an adjustment for the accretion of discount and any changes in the underlying cash flows. The Company recognizes the fair value of a liability in the year in which it is incurred when a reasonable estimate of fair value can be made. Any asset retirement cost is capitalized to the carrying amount of the related long-lived asset.

As at December 31, 2006 and 2005, the Company did not have any asset retirement obligations.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At December 31, 2006, 2005 and 2004, the total number of potentially dilutive shares excluded from loss per share was 14,273,886, 7,201,456 and 256,000, respectively.

Marketable securities

Marketable securities consist of shares in publicly listed companies and investment grade bonds. Shares in listed companies are carried at the lower of cost or market value. Bonds are carried at amortized cost, which approximates fair value.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 82

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

2.

Significant Accounting Policies (continued…)

Translation of foreign currencies

The Company acquired Australian subsidiaries that maintain their accounts in Australian dollars and formed a Papua New Guinea subsidiary that maintains its accounts in Papua New Guinea kina. Accordingly, the Company has adopted a new accounting policy regarding the translation of foreign currencies.

The accounts of the Company’s subsidiaries, which are considered to be integrated foreign operations, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses on translation are included in operating results.

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of operations.

Stock-based compensation

Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to capital stock.

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

3.

Marketable Securities

At December 31, 2006, the Company held the following marketable securities:

		Cost	Market Value	Carrying Value
Madison Minerals Inc.	Common shares	$ 1,835,899	$ 1,585,220	$ 1,585,220
Solomon Gold plc	Common shares	318,989	178,027	178,027
Crescent Gold Limited	Common shares	26,835	25,465	25,465
General Electric	Bond	6,717,467	7,086,272	7,086,272
Bank of Montreal	Bond	9,525,167	10,042,312	10,042,312
		$ 18,424,357	$ 18,917,296	$ 18,917,296

The Company did not hold any marketable securities at December 31, 2005.The carrying value of the bonds includes accrued interest of $198,139 and unrealized foreign exchange gain of $687,811.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 83

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

4.

Equipment

	December 31, 2006
	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 19,098	$ 5,708	$ 13,390
Computer software	29,155	14,577	14,578
Radio	622	208	414
Other equipment	8,580	1,759	6,821
	$ 57,455	$ 22,252	$ 35,203

	December 31, 2005
	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 4,619	$ 157	$ 4,462

5.

Acquisition of Gold FX Limited

In March, 2006, the Company completed the acquisition of Gold FX, a company incorporated under the laws of Australia. Gold FX has a wholly-owned subsidiary Gold Finance and Exploration Pty. Limited. The purchase consideration was 4,000,000 common shares valued at US$1.03 per common share (approximately $1.21) for total consideration of $4,820,000. In addition, the Company incurred acquisition costs of $78,528 in connection with the purchase of Gold FX.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets and liabilities acquired as follows:

Cash	$ 50,844
Other current assets	8,942
Exploration properties	6,944,283
Current liabilities	(17,179)
Due to Buffalo Gold Ltd.	(8,362)
Future income taxes	(2,080,000)
Net assets acquired	$ 4,898,528

The exploration properties owned by Gold FX are described in note 7.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 84

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

6.

Acquisition of Canon Investments Pty. Ltd.

In October 2006, the Company completed the acquisition of Canon, a company incorporated under the laws of Australia, for the purpose of holding the Murphy Ridge exploration property. The purchase consideration was A$100,000 ($87,500) and 73,592 common shares valued at US$2.10 per common share for total consideration of $263,400.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets and liabilities acquired as follows:

Current assets	$ -
Exploration property – Murphy Ridge	263,400
Liabilities	-
Net assets acquired	$ 263,400

The Murphy Ridge exploration property owned by Canon is described in note 7.

7.

Exploration Properties

Since December 31, 2004, the Company has held interests in gold, uranium or copper exploration properties located in Papua New Guinea, Australia and Canada. Changes in the cost of the Company’s exploration properties for the years ended December 31, 2006 and 2005 were:

	Papua New Guinea	Australia			Canada	Total
	Mt. Kare	Gold FX	Murphy Ridge	Hannah 1	Red Property
Balance, December 31, 2004	$ -	$ -	$ -	$ -	$ -	$ -
Cash payments	150,000	-	-	-	30,000	180,000
Legal and other purchase-related costs	35,833	-	-	-	7,001	42,834
Balance, December 31, 2005	185,833	-	-	-	37,001	222,834
Acquisitions	-	6,944,283	175,900	77,145	-	7,197,328
Cash payments	700,000	-	87,500	21,563	-	809,063
Legal and other purchase-related costs	10,140	-	-	2,881	-	13,021
Write off	-	-	-	-	(37,001)	(37,001)

Balance, December 31, 2006	$ 895,973	$6,944,283	$ 263,400	$ 101,589	$ -	$ 8,205,245

The value of the Gold FX properties at the date of acquisition was allocated as follows:

Corridors	$ 3,086,348
Juntala	771,587
Golden Gate	771,587
Lake Amadeus and Lake Neal	2,314,761
$ 6,944,283

____________________________________________________________________________
Buffalo Gold Ltd. 20-F   - Page  85
________________________________________________________________________________________________________

7.

Exploration Properties (continued…)

The Company incurred exploration expenses in 2006 as follows:

Year ended December 31, 2006	Papua New Guinea	Canada	Australia	Total

Drilling and sampling	$ 2,065,745	$ -	$ 215,381	$ 2,281,126
Geological, geochemical, geophysics	569,328	8,316	203,829	781,473
Communications	79,121	-	-	79,121
Helicopter and transport	2,053,563	-	-	2,053,563
Salaries	304,344	-	-	304,344
Fuel	530,975	-	-	530,975
Land use permits	-	-	211,849	211,849
Accommodation and meals	247,964	-	-	247,964
Automotive	420,060	-	-	420,060
Legal fees	99,083	-	-	99,083
Travel	161,416	-	-	161,416
Consulting	463,589	-	80,696	544,285
Equipment	-	-	-	-
General	172,047	-	-	172,047

Total	$ 7,167,235	$ 8,316	$ 711,755	$ 7,887,306

The Company’s exploration expenses on Australian properties comprised:

Year ended December 31, 2006	Corridors	Eromanga	Murphy	Hannah 1	Other	Total

Drilling and sampling	$ 13,565	$ 821	$ -	$ 200,995	$ -	$ 215,381
Geological, geochemical, geophysics	22,503	837	142,015	33,223	5,251	203,829
Communications	-	-	-	-	-	-
Helicopter	-	-	-	-	-	-
Salaries	-	-	-	-	-	-
Fuel	-	-	-	-	-	-
Land use permits	44,734	79,760	16,109	45,122	26,124	211,849
Accommodation, meals	-	-	-	-	-	-
Automotive	-	-	-	-	-	-
Legal fees	-	-	-	-	-	-
Travel	-	-	-	-	-	-
Consulting	23,489	16,828	33,280	-	7,099	80,696
Equipment	-	-	-	-	-	-
General	-	-	-	-	-	-

Total	$ 104,291	$ 98,246	$ 191,404	$ 279,340	$ 38,474	$ 711,755

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 86

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.

Exploration Properties (continued…)

The Company incurred exploration expenses in 2005 as follows:

Year Ended December 31, 2005	Mt. Kare	Red Property	Total

Drilling	$ -	$ 274,691	$ 274,691
Consulting	13,127	-	13,127
Salaries	64,386	-	64,386
Travel	4,749	-	4,749
Helicopter	6,623	-	6,623
Legal fees	8,845	-	8,845
Automotive	6,325	-	6,325
Accommodation and meals	6,447	-	6,447
General	15,252	-	15,252

Total	$ 125,754	$ 274,691	$ 400,445

The Company did not incur any exploration costs in the year ended December 31, 2004.

Mt. Kare

On October 20, 2005, the Company entered into an option agreement with Longview Capital Partners Limited (“Longview”) to acquire up to a 90% interest in the Mt. Kare Property in Papua New Guinea. Longview holds an option from Madison Minerals Inc. (“Madison”) to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property. Longview is beneficially owned by one of the Company’s directors. Another of the Company’s directors is a director and shareholder of Madison.

In order to acquire its interest in the Mt. Kare Property, the Company assumed Longview’s obligations under its agreement with Madison as follows:

●

The Company was to complete a preliminary feasibility study by January 4, 2007 and pay Madison, in cash or shares at Madison’s election, a total of $500,000 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), a wholly-owned subsidiary of Madison that is the holder of the Mt. Kare Property. The Company paid $100,000 to Madison in 2005 and a further $400,000 in 2006.

●

The Company may acquire a further 2% interest (51% in the aggregate) by paying, in cash or shares at the Company’s election, a further $500,000 on or before February 15, 2007.

●

The Company may acquire a further 14% interest in Madison PNG (65% in the aggregate) by completing a bankable final feasibility study by July 4, 2008.

On June 19, 2006, in exchange for payment of $150,000 to Madison, the terms of the agreement were amended to extend the time available to the Company to prepare the preliminary feasibility study from January 4, 2007 to July 4, 2007 and to extend the date for the acquisition of a further 2% interest from February 15, 2007 to August 15, 2007.

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 87

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.

Exploration Properties (continued…)

The Company agreed to pay Longview $200,000 in blocks of $50,000 on signing of the acquisition agreement and every three months thereafter until paid. The Company paid $50,000 to Longview in 2005 and $150,000 in 2006. The Company also agreed, subject to regulatory approval, to issue Longview 17,000,000 common shares upon the Company having acquired the initial 49% interest in Madison PNG from Madison. Subsequent to year end, the Company received regulatory approval and issued the 17,000,000 common shares to Longview (note 18). These shares are subject to escrow restrictions. The Company’s shareholders approved this acquisition at a special general meeting held on March 6, 2006.

Gold FX

In March 2006, the Company acquired Gold FX, a private Australian company with certain exploration assets in Queensland and the Northern Territory of Australia, see note 5. Subsequent to March 2006, Gold FX acquired additional properties. The principal properties or groups of properties are:

Corridors is a gold exploration property in northern Queensland.

Eromanga is a uranium exploration property in central Queensland. The Company undertook exploration activities in 2006 and then decided to abandon this property.

Other Gold FX properties, in which minimal exploration has occurred, include: Juntala, an exploration license application in the Georgetown-Townsville uranium field in northern Queensland; Lake Amadeus and Lake Neal, uranium exploration properties in the Northern Territory; Maureen North, a uranium and gold exploration property; and, Oakland Park and Golden Gate, gold exploration properties located in northern Queensland.

Murphy Ridge

In March 2006, the Company was granted an option to acquire a 100% interest in the Murphy Ridge Project located in the northeast part of Northern Territory, Australia. The Company paid an initial A$50,000 ($43,175) non-refundable payment that provided for a due diligence period that expired on October 11, 2006. On completion of the due diligence period the Company exercised its option and acquired 100% of the project by paying A$50,000 ($44,325) and issuing 73,592 common shares with a value of A$200,000 ($175,900). The Company completed the purchase of Murphy Ridge by acquiring the issued shares of Canon (note 6).

Hannah 1

In May 2006, the Company entered into an option agreement to acquire a 100% interest in the Hannah 1 property located in Western Australia. In order to acquire its 100% interest in the project, the Company must pay A$275,000 and issue 550,000 shares of the Company as follows:

	Cash	Common Shares
May 2006 (paid and issued)	A$ 25,000	50,000
May 2007	50,000	100,000
May 2008	50,000	100,000
May 2009	50,000	100,000
May 2010	50,000	100,000
May 2011	50,000	100,000
Total	A$ 275,000	550,000

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 88

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.

Exploration Properties (continued…)

The Company had to spend at least A$50,000 (approximately $44,000) on exploration by June 24, 2006, which it did.

In order to fully exercise its option, the Company must make a final payment of A$20,000,000 on or before May 1, 2012. In addition, the property is subject to a 5% net profit royalty.

Red Property

In June 2006, the Company terminated its option to acquire an interest in the Red Property in north-western British Columbia. As a result, the Company wrote off the full amount of its accumulated costs to date.

Terrawest Properties, People’s Republic of China

In 2003, the Company entered into an agreement to acquire an interest in certain gold properties in the People’s Republic of China from Terrawest Resource Holdings Ltd. (“Terrawest”). In 2004, the agreement effectively ended when Terrawest received a notice from its Chinese partners terminating Terrawest’s underlying agreement on the subject properties. The Company agreed to abandon any claim against Terrawest in consideration of Terrawest and its principals providing two joint promissory notes for $50,000 each. The present value of these promissory notes was $94,955 at the date of issue and $50,000 at December 31, 2004. The Company received the $50,000 during fiscal 2004 and $2,500 during fiscal 2005. The remaining $47,500 was in default and, although the promissory note was secured by personal guarantees from the principals of Terrawest, the Company provided for the doubtful collection of this amount in fiscal 2005. In 2006, the Company collected both principal and interest totaling $53,882.

8.

Loans Payable

In 2003, the Company arranged for bridge financing totalling $152,131 bearing interest at 12% per annum. The Company was unable to repay the loans when they fell due and, in April 2005, reached an agreement with the lenders to settle the principal amount of the debt for 25% in cash ($36,431) and 75% in common shares at a price of US$0.15 per share. The lenders also agreed to waive interest and loan bonuses due. The Company recorded a $57,768 gain on settlement and issued 600,688 common shares, at a value of $109,291 in the year ended December 31, 2005.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 89

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

9.

Share Capital and Contributed Surplus

	Number of Shares	Share Capital	Contributed Surplus

Balance at December 31, 2003	4,008,890	$ 4,232,769	$ 54,000
Exercise of warrants	77,836	19,833	-
Private placement	2,480,000	146,193	-
Finders’ fee	190,000	11,200	-
Share issue costs	-	(17,286)	-

Balance at December 31, 2004	6,756,726	4,392,709	54,000
Settlement of accounts payable	1,538,910	280,743	-
Settlement of loans payable	600,688	109,291	-
Private placement	3,100,000	566,070	-
Private placement	1,000,000	175,128	-
Private placement	9,251,858	3,740,722	-
Agent’s fee and corporate finance fee	169,275	68,442	-
Broker warrants	-	-	194,000
Share issue costs	-	(587,001)	-
Option award (note 10)	-	-	661,000

Balance at December 31, 2005	22,417,457	8,746,104	909,000
Acquisition of Gold FX (note 5)	4,000,000	4,820,000	-
Acquisition of Canon (note 6)	73,592	175,900	-
Issued for Hannah 1 (note 7)	50,000	77,145	-
Private placement	3,565,000	4,099,750	-
Offering costs – cash	-	(288,647)	-
Offering costs – non-cash	45,000	(284,000)	284,000
Private placement	11,428,700	22,182,097	-
Offering costs – cash	-	(1,549,817)	-
Offering costs – non-cash	-	(1,688,000)	1,688,000
Exercise of share purchase warrants - cash	3,925,290	2,542,504	-
Fair value of warrants exercised	-	347,050	(347,050)
Exercise of stock options - cash	918,500	438,696	-
Fair value of options exercised	-	426,790	(426,790)
Option award (note 10)	-	-	3,883,000

Balance at December 31, 2006	46,423,539	$ 40,045,572	$ 5,990,160

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 90

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

a.

Share Capital and Contributed Surplus (continued…)

The Company has agreed, subject to certain conditions being met, to issue 17,000,000 common shares relating to its options to purchase the Mt. Kare property, which shares were issued subsequent to year end (note 18), and up to 500,000 common shares to purchase the Hannah 1 property (note 7).

The 4,000,000 common shares issued to the vendors of Gold FX are subject to a pooling agreement that provides for release as follows:

Date	Number of Shares
March 31, 2006	400,000
September 30, 2006	1,200,000
March 31, 2007	1,200,000
September 30, 2007	1,200,000
4,000,000

Share Issuances

During the year ended December 31, 2006:

a)

In March 2006, the Company issued 4,000,000 common shares for the purchase of Gold FX as described in note 5.

b)

In May 2006, the Company issued 50,000 common shares with a value of $77,145 for the purchase of Hannah 1 as described in note 7.

c)

In April 2006, the Company completed a brokered private placement of 3,565,000 units at a price of US$1.00 per unit to generate gross proceeds of $4,099,750 to fund exploration work and for working capital. Each unit consists of one common share and one half common share purchase warrant with each full warrant having an exercise price of US$1.25 for a period of two years from the closing date. The Company incurred cash offering costs of $288,647. In addition, the Company issued 45,000 units at a value of $52,515 and 356,500 broker warrants with a fair value of $284,000. The warrants were valued using the Black-Scholes option pricing model using volatility of 148%, a risk-free interest rate of 3.98% and an expected life of two years with a dividend rate of 0%.

d)

In September 2006, the Company completed a brokered private placement of 11,428,700 units at a price of US$1.75 per unit to generate gross proceeds of $22,182,097 to continue the exploration program across the Company’s licenses in Papua New Guinea, as well as complete the type 2 economic pre-feasibility study for the Mt. Kare property. Each unit comprises of one common share and a half-warrant to purchase a common share at US$2.25 for a period of two years. The Company incurred cash offering costs of $1,549,817. In addition, the Company issued 1,137,870 broker warrants with a fair value of $1,688,000. The warrants were valued using the Black-Scholes option pricing model using volatility of 125%, a risk-free interest rate of 3.8% and an expected life of two years with a dividend rate of 0%.

e)

In October 2006, the Company issued 73,592 common shares with a value of $175,900 for the purchase of Canon, as described in note 6.

f)

Warrant holders exercised 3,925,290 warrants at prices of between US$0.50 and US$1.25 for proceeds of $2,542,504.

g)

Stock option holders exercised 918,500 stock options at prices of between US$0.35 and US$0.85 for proceeds of $438,696.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 91

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

9. Share Capital and Contributed Surplus (continued…)

During the year ended December 31, 2005:

a)

In April 2005, the Company reached an agreement with creditors that resulted in the settlement of debts of $447,802 by the issuance of 2,139,598 common shares at a value of $390,034.

b)

In July 2005, the Company completed a private placement of 3,100,000 common shares at US$0.15 per common share for gross proceeds of $566,070. The Company incurred offering costs of $25,721.

c)

In September 2005, the Company completed a private placement of 1,000,000 common shares at US$0.15 per common share for gross proceeds of $175,128.

d)

In December 2005, the Company completed a private placement of 9,251,858 units at US$0.35 per unit for gross proceeds of $3,740,722. Each unit comprised of one common share and a half-warrant to purchase a common share at US$0.50 for a period of two years. The Company incurred cash offering costs of $298,838, paid 120,000 units with a value of $48,519 as a corporate finance fee and 49,275 units with a value of $19,923 as an agent’s fee. In addition, the Company issued 693,889 broker warrants with a fair value of $194,000. The warrants were valued using the Black-Scholes option pricing model using volatility of 155%, a risk-free interest rate of 3.98% and an expected life of two years with a dividend rate of 0%.

During the year ended December 31, 2004:

a)

On February 28, 2004, the Company issued 77,836 common shares at a price of US$0.20 per share on the exercise of warrants for proceeds of $19,833.

b)

On December 6, 2004, the Company completed a non-brokered private placement of 2,480,000 common shares at a price of US$0.05 per share for gross proceeds of $146,193. The Company incurred share issuance costs of $6,086 and paid a finders’ fee of 190,000 common shares in connection with the private placement.

10.

Stock Options

In 2003 the Company adopted an incentive stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants of the Company. The maximum number of shares reserved for issuance under the Plan may not exceed 10% of the issued share capital of the Company. Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted under the Plan have a term not to exceed five years and vesting provisions are determined by the board of directors.

The change in stock options outstanding is as follows:

	2006		2005		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

At January 1	1,737,000	US$0.37	256,000	US$0.50	277,956	US$0.59

Granted	2,880,000	1.37	1,650,000	0.36	-	-
Exercised	(918,500)	0.42	-	-	-	-
Expired or forfeited	-	-	(169,000)	0.50	(21,956)	1.62

At December 31	3,698,500	US$1.14	1,737,000	US$0.37	256,000	US$0.50

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 92

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

As at December 31, 2006, the following stock options are outstanding and exercisable:

Options Outstanding				Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

US$0.35 – US$0.70	1,118,500	3.34	US$ 0.38	1,118,500	US$ 0.38
US$0.71 – US$1.49	1,390,000	3.82	US$ 0.94	1,390,000	US$ 0.94
US$1.50 – US$2.08	1,190,000	4.74	US$ 2.08	1,190,000	US$ 2.08
	3,698,500		US$ 1.14	3,698,500	US$ 1.14

Stock-based compensation

During 2006, the Company awarded options to purchase 2,880,000 common shares (2005 – 1,650,000; 2004 – nil) and recorded stock-based compensation expense of $3,883,000 (2005 - $661,000; 2004 - $nil).  The weighted average fair value of each option granted for 2006 was $1.35 (2005 – $0.40; 2004 - $nil). The following weighted average assumptions were used for the Black-Scholes option pricing model used to value stock options granted:

	2006	2005
Risk-free interest rate	4.01%	3.8%
Expected life of options	4 years	5 years
Annualized volatility	134%	176%
Dividend rate	0%	0%

11.

Warrants

At December 31, 2006, the following stock purchase warrants were outstanding:

Exercise Price	Number of Financing Warrants	Number of Broker Warrants	Expiry Date

US$0.50	1,898,250	69,493	December 7, 2007
US$1.25	1,565,000	190,423	April 3, 2008
US$2.10	-	1,137,870	September 25, 2008
US$2.25	5,714,350	-	September 25, 2008
	9,177,600	1,397,786

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 93

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The change in share purchase warrants outstanding was as follows:

	Financing Warrants		Broker Warrants
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

At January 1, 2004	1,088,630	US$ 0.27	-	US$ -

Granted	-	-	-	-
Exercised	(77,836)	0.20	-	-
Expired	(1,010,794)	0.28	-	-

At December 31, 2004	-	-	-	-

Granted	4,625,929	0.50	838,527	0.50
Exercised	-	-	-	-
Expired	-	-	-	-

At December 31, 2005	4,625,929	0.50	838,527	0.50

Granted	7,496,850	2.01	1,539,370	1.88
Exercised	(2,945,179)	0.56	(980,111)	0.66
Expired	-	-	-	-

At December 31, 2006	9,177,600	US$1.72	1,397,786	US$ 1.90

12.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2006	2005	2004
Loss before income taxes	$(13,894,215)	$(1,400,171)	$(80,703)
Tax Rate	34.12%	35.62%	35.62%
Expected income tax recovery	$4,740,700	$488,240	$28,730
Foreign tax rate difference	(40,400)	-	-
Non-deductible expenses for tax	(1,373,700)	(259,200)	-
Financing costs	152,700	27,800	-
Exploration costs	-	(139,600)	-
Gain on settlement of debt	(3,256,300)	20,100	6,340
Unrecognized benefit of non-capital losses	-	(137,340)	(35,070)
Future income tax recovery	$223,000	$-	$-

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 94

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The significant components of the Company's future income tax assets and liabilities are as follows:

	2006	2005
Future income tax assets relating to:
Equipment	$19,700	$13,700
Exploration properties	1,056,200	991,900
Other tax assets	614,200	139,600
Non-capital loss carry forwards	3,857,700	392,500
Future income tax assets	5,547,800	1,537,700
Future income tax liability – exploration properties	(2,080,000)	-
Valuation allowance	(5,324,800)	(1,537,700)
Net future income tax asset (liability)	$(1,857,000)	$-

The Company recognized a future income tax liability of $2,080,000 on the acquisition of Gold FX (note 5). During the year, this liability was partially offset through the recognition of certain future income tax assets resulting in a future income tax recovery of $223,000.

The Company has available for deduction against future years' taxable income non-capital losses of approximately $11,396,000. These losses will expire up to 2026. Subject to certain restrictions, the Company also has approximately $3,096,000 of resource expenditures available to reduce taxable income of future years.

13.

Related Party Transactions

The Company incurred the following expenses with officers, a former officer, directors, a former director, companies and a law firm in which officers or directors of the Company, or their spouses, hold an interest:

Year ended December 31
	2006	2005	2004

Consulting fees	$ 608,175	$ 110,000	$ 25,000
Professional fees	90,000	49,500	-
Exploration expenses	43,733	-	-
Investor relations	96,107	-	-
Rent and office costs	52,355	7,775	12,000
Share issue costs	20,000	5,500	-
Exploration properties	10,000	6,250	-
Salaries	91,000	-	-
	$1,011,370	$ 179,025	$ 37,000

During fiscal 2006, the Company made option payments in respect of the Mt. Kare property of $150,000 (2005 - $50,000) to Longview, which is controlled by an officer and director of the Company, and of $550,000 (2005 - $100,000) to Madison, which has a director in common with the Company.

During fiscal 2006, the Company acquired shares of Madison from arm’s length parties at a cost of $1,835,899 (2005 - $nil). Subsequent to year end, the Company acquired further shares of Madison from Longview Capital Partners Incorporated (formerly Longview Strategies Incorporated) (“Longview Incorporated”), which has a director and officer in common with the Company, at a cost of $1,445,000.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 95

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

During fiscal 2006, the Company entered into a loan agreement with Longview Incorporated whereby the Company agreed to loan Longview Incorporated $1,813,050. The loan bore interest at approximately 5.1% per year and was repaid, with interest of $10,488.

Included in accounts payable and accrued liabilities at December 31, 2006 is $277,402 (2005 - $63,427) due to officers, a former officer, directors, consulting companies and a law firm in which directors or officers hold an interest. During 2005, the Company settled accounts payable due to related parties of $280,743 through the issuance of 1,538,910 common shares.

In 2006, the Company entered into a premises lease agreement in conjunction with Tournigan Gold Corporation, Longview Incorporated and Bayswater Uranium Corporation, which have one or more directors in common with the Company. The lease calls for basic rent of $1.87 million over the period expiring February 27, 2013 (note 14).

Apart from the loan to Longview Incorporated and the purchase of Madison shares, these transactions were in the normal course of operations. These transactions were measured at the exchange amount, which represented the amount of consideration established and agreed to by the related parties.

14.

Commitments

The Company has, in conjunction with certain related parties (note 13), entered into operating lease agreements with respect to its premises for which the following minimum payments are required:

2007	$ 281,819
2008	304,239
2009	308,723
2010	308,723
2011	308,723
2012	308,723
2013	51,454
Total	$ 1,872,404

The Company’s share of the rent expense is currently about $43,200 annually, but the Company is contractually committed to undertaking the full lease payments if the co-lessors are unable to pay.

15.

Segment Information

The Company’s business is considered as operating in one segment being mineral exploration. The geographical division of the Company’s long-lived assets is as follows:

Exploration properties and equipment	December 31,	December 31,
	2006	2005

Canada	$ 21,932	$ 41,463
Australia	7,322,543	-
Papua New Guinea	895,973	185,833
	$ 8,240,448	$ 227,296

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 96

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

16.

Financial Instruments

The Company's financial instruments consist of cash, receivables, marketable securities, accounts payable and accrued liabilities and amounts due to shareholders. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The Company is subject to credit risk on cash in excess of federally insured deposits with chartered banks and investments in corporate bonds. The Company mitigates such risks by placing its deposits with large financial institutions and acquiring corporate bonds of companies with high credit ratings.

17.

Supplemental Disclosure with Respect to Cash Flows

The Company did not incur any cash expenditures in respect of interest paid or income taxes in the years ended December 31, 2005 or December 31, 2006.

The significant non-cash transactions for the year ended December 31, 2006 consisted of the Company:

a)

issuing 4,000,000 common shares with a value of $4,820,000 in connection with the purchase of Gold FX (notes 5 and 9);

b)

issuing 50,000 common shares with a value of $77,145 in connection with the purchase of Hannah 1 (notes 7 and 9);

c)

issuing 73,592 common shares with a value of $175,900 in connection with the purchase of Canon (notes 6 and 9);

d)

issuing 45,000 units at a value of $52,515 as a corporate finance fee and 356,500 broker warrants at a value of $284,000 as part of a private placement (note 9); and

e)

issuing 1,137,870 broker warrants at a value of $1,688,000 as part of a private placement (note 9).

The significant non-cash transactions for the year ended December 31, 2005 consisted of the Company:

a)

settling debts of $447,802 through the issuance of 2,139,598 common shares at a value of $390,034 resulting in a gain on settlement of $57,768;

b)

settling accounts payable of $24,494 resulting in a gain on settlement of $14,494; and

c)

issuing 120,000 units at a value of $48,519 as a corporate finance fee, 49,275 units at a value of $19,923 as an agent’s fee and 693,889 broker warrants at a value of $194,000 as part of a private placement.

The significant non-cash transaction for the year ended December 31, 2004 consisted of the Company paying a finders' fee through the issuance of 190,000 common shares with a value of $11,200.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 97

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

18.

Subsequent Events

Subsequent to year end:

a)

The Company signed a letter of intent to enter into a merger with Dynasty Gold Corp. (“Dynasty”). Under the letter of intent, the Company was to acquire all of the outstanding securities of Dynasty in exchange for common shares and common share purchase warrants and options of the Company. Dynasty is a Vancouver-based publicly traded gold exploration company with exploration projects in northwest China. The Company and Dynasty subsequently terminated the proposed merger.

b)

The Company subscribed for 11,000,000 subscription receipts convertible into units of Kinbauri Gold Corp. ("Kinbauri") at $0.50 per unit for total consideration of $5,500,000. Each unit will consist of one common share and one-half common share purchase warrant, with each whole warrant exercisable into one common share at $0.70 per share for 18 months. These funds are in escrow pending receipt of TSX Venture Exchange approval of the acquisition by Kinbauri of certain mines and exploration properties in Spain. In the event that Kinbauri does not satisfy the escrow release conditions, the $5,500,000 investment will be returned to the Company.

c)

The Company acquired 4,668,172 shares of Gold Aura Ltd. at a cost of A$419,661 (approximately $400,000). Gold Aura Ltd. is a gold exploration company and its shares are traded on the Australian Stock Exchange.

d)

The Company received regulatory approval to issue 17,000,000 common shares to Longview on the purchase of a 49% interest in the Mt. Kare property (note 7). The common shares issued to Longview are subject to escrow and will be released from escrow over 18 months from the “Initial Release Date.” The Initial Release Date is defined as the earlier of (1) the date on which the Company receives a preliminary feasibility study on the Mt. Kare property; and (2) the date that the Company acquires any interest in Madison PNG.

Number of Common Shares
On the Initial Release Date	4,250,000
Six months from the Initial Release Date	4,250,000
12 months from the Initial Release Date	4,250,000
18 months from the Initial Release Date	4,250,000

17,000,000

e)

Holders of options and share purchase warrants exercised 250,000 options and 215,456 share purchase warrants for aggregate proceeds of US$227,732 (approximately $265,000).

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 98

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

19.

Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP and conform in all material respects with accounting principles, practices and methods accepted in the United States (“United States GAAP”) except as set out below:

Year ended December 31	2006	2005	2004
Loss for the year		Restated
Loss for the year - Canadian GAAP	$(13,671,215)	$(1,400,171)	$(80,703)
Unrealized loss on securities available for sale	393,011	-	-
Unrealized foreign exchange gain on securities available for sale	(687,811)	-	-
Loss for the year - United States GAAP	$(13,966,015)	$(1,400,171)	$(80,703)
Basic and diluted loss per share – United States GAAP	$(0.43)	$(0.14)	$(0.02)

December 31	2006	2005
Accumulated Other Comprehensive Income
Accumulated other comprehensive income - Canadian GAAP	$-	$-
Unrealized loss on securities available for sale	(393,011)	-
Unrealized foreign exchange gain on securities available for sale	687,811	-
Accumulated Other Comprehensive Income - United States GAAP	$294,800	$-

December 31	2006	2005
Deficit
Deficit - Canadian GAAP	$(19,993,344)	$(6,322,129)
Unrealized loss on securities available for sale	393,011	-
Unrealized foreign exchange gain on securities available for sale	(687,811)	-
Deficit - United States GAAP	$(20,288,144)	$(6,322,129)

There are no reconciling items between Canadian GAAP and United States GAAP that would affect the presentation of the statements of cash flows presented.

Restatement

The Company has restated its results under United States GAAP for fiscal 2005 to properly account for the application of Emerging Issues Task Force (“EITF”) 04-02 “Whether Mineral Rights are Tangible or Intangible Assets”. The Company has adopted the provisions of EITF 04-02 for fiscal 2005. EITF 04-02 concluded that mineral rights are tangible properties and, accordingly, certain costs related to the acquisition of mineral rights should be capitalized. Previously, for United States GAAP purposes, the Company expensed as incurred acquisition costs relating to mineral rights. The effect of the restatement for United States GAAP purposes is as follows:

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 99

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

19.

Differences Between Canadian and United States Generally Accepted Accounting Principles (Continued…)

For the Year Ended December 31, 2005	As Restated	As Originally Reported
Loss for the year	$ (1,400,171)	$ (1,623,005)
Basic and diluted loss per share	(0.14)	(0.16)
Cash flow from operating activities	(507,054)	(729,888)
Cash flows from investing activities	(227,453)	(4,619)
At December 31, 2005	As Restated	As Originally Reported
Exploration properties	$ 222,834	$ -

The restatements under United States GAAP had no effect on the Company’s primary financial statements and related notes prepared in accordance with Canadian GAAP (other than this note 19).

a)

Exploration properties and deferred costs

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP, as disclosed in note 2. The Company’s current treatment of exploration properties and deferred costs conforms in all material respects with United States GAAP. The Company has adopted the provisions of EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”, which concludes that mineral rights are tangible assets and accordingly capitalizes for United States GAAP purposes the costs related to the acquisition of mineral rights.

b)

Comprehensive income

Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet. In the year ended December 31, 2006, the Company recorded comprehensive income of $294,800 (2005 - $nil) comprising:

●

unrealized losses on securities available-for-sale of $393,011 (2005 - $nil); and,

●

unrealized foreign exchange gains on securities available-for-sale of $687,811 (2005 - $nil) in accordance with EITF 96-15 “Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign Currency-Denominated Available-for-Sale Debt Securities”.

c)

Marketable securities

Under Canadian GAAP, the marketable securities held by the Company are recorded at the lower of cost and market value. Under United States GAAP, these investments would be classified as “available for sale” securities and recorded at market value. Any unrealized holding gains or losses would be reported as a separate component of shareholders’ equity until realized. This accumulated difference between cost and market value is also recorded as part of comprehensive income. As at December 31, 2006, the unrealized holding gains for marketable securities was $294,800 (2005-$nil).

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 100

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

19.

Differences Between Canadian and United States Generally Accepted Accounting Principles (Continued…)

d)

Stock-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(revised), “Share-Based Payment” [“SFAS 123(R)”] utilizing the modified prospective approach. The impact of adoption of the standard did not materially affect the Company’s financial position, results of operations, or cash flows because the Company previously adopted the fair value based method of accounting for stock options prescribed by SFAS 123, “Accounting for Stock-Based Compensation”.

Under Statements of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” the Company used the fair value based method of accounting for stock-based employee compensation. The Company’s results for the year ended December 31, 2006 were not significantly affected as a result of adopting SFAS 123(R) on January 1, 2006.

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the fiscal years presented.

e)

Recent accounting pronouncements

In July 2006, FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006.

In September 2006, FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s financial position or results of operations.

Canadian pronouncements

In January 2005, the CICA issued the following new accounting standards, effective for fiscal years beginning on or after October 1, 2006.

CICA Handbook Section 3251: “Equity” establishes standards for the presentation of equity and changes in equity during the reporting period.

CICA Handbook Section 1530: “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

CICA Handbook Section 3855: “Financial Instruments – Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until theses assets are no longer included on the balance sheet.

The adoption of Sections 1530 and 3855 will be consistent with the existing United States GAAP treatment for marketable securities.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 101

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 4.AE

Agreement dated June 19, 2006 between the Company, Longview, Madison and others amending the terms of the October 11, 2005 option agreement.

June 19, 2006

To:

Longview Capital Partners Limited (“Longview Partners”)
Longview Capital Holdings Ltd. (“Longview Holdings”)
Madison Minerals Inc. (“Madison”)
Madison Enterprises (BVI) Inc. (“Madison BVI”)
Madison Enterprises (PNG) Limited (“Madison PNG”)

Dear Sirs/Mesdames:

Re:

Mount Kare Property, Papua New Guinea (the “Property”)

Buffalo is writing in connection with its agreement dated October 20, 2005 with Longview Holdings and Longview Partners, in which it covenants, among other things, to make certain payments to Madison BVI and prepare a preliminary feasibility study on the Property, in accordance with the terms of the option agreement dated October 17, 2005, as amended by a supplementary agreement dated November 9, 2005, among Longview Partners, Madison, Madison BVI and Madison PNG (together, the “Madison Agreement”).

Longview Partners, Longview Holdings, Madison, Madison BVI and Madison PNG have all agreed to grant Buffalo an extension of six months to the times within which Buffalo is required to make certain cash payments and produce a preliminary feasibility study, and pursuant to which Buffalo is entitled to exercise the Second Option (as defined in the Madison Agreement), in consideration for which Buffalo has agreed to pay Madison the sum of $150,000 on or before July 1, 2006.

The purpose of this letter is to document the foregoing agreement.  Accordingly, Buffalo, Longview Partners, Longview Holdings, Madison, Madison BVI and Madison PNG agree to the following amendments to the Madison Agreement:

1.

Sections 3.2(a)(iv) and (v) of the Madison Agreement are hereby amended to read as follows:

(iv)

on or before July 1, 2006, making a cash payment (or the Share Equivalent, at Madison BVI’s election) to Madison BVI of $250,000 (for an aggregate of $550,000); and

(v)

on or before October 1, 2006, making a cash payment (or the Share Equivalent, at Madison BVI’s election) to Madison BVI of $100,000 (for an aggregate of $650,000);

2.

Sections 3.2(c) and (d) of the Madison Agreement are revised to read as follows:

(c)

preparing, approving and commencing as soon as practicable a Program to prepare a Preliminary Feasibility Study and continuing to conduct such Program until February 28, 2007; and

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 102

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

(d)

completing and delivering to Madison BVI a preliminary feasibility study (at Longview’s sole expense) on or before July 4, 2007.

3.

The first sentence of section 3.3 of the Madison Agreement is revised to read as follows:

Upon the exercise by Longview of the First Option, Longview will be entitled to the Second Option, and if Longview makes a further cash payment (or the Share Equivalent at Longview’s election) to Madison BVI of $500,000 (for an aggregate of $1,150,000) on or before August 15, 2007, then upon such payment, Longview will have exercised the Second Option and will have earned an additional 2% Interest (for an aggregate of 51% Interest) and will be entitled to the elections as set out in Section 3.5.

This Agreement may be executed and delivered in counterparts or by facsimile, and when so executed and delivered each counterpart or facsimile will be deemed to be an original and such counterparts and facsimiles together will constitute one and the same instrument and notwithstanding their date of execution will be deemed to be dated as of the date hereof.

If you are in agreement with the foregoing, please sign this letter where indicated below and return it to Buffalo at your earliest convenience.

Yours truly,

BUFFALO GOLD LTD.

Per:

_____________________________
Authorized Signatory

Accepted and Agreed to this _____ day of June, 2006.

Longview Capital Partners Limited Per: _____________________________ Authorized Signatory	Longview Capital Holdings Ltd Per: ___________________________ Authorized Signatory
Madison Minerals Inc. Per: ______________________________ Authorized Signatory	Madison Enterprises (BVI) Inc Inc. Per: ____________________________ Authorized Signatory
Madison Enterprises (PNG) Limited Per: ______________________________ Authorized Signatory

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 103

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 4AF

Loan Agreement dated October 12, 2006 between the Company and Longview Strategies Inc.

Buffalo Gold Ltd

24th Floor, 1111 West Georgia Street

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

October 12, 2006

Longview Strategies Inc.

24th Floor, 1111 West Georgia Street

Vancouver, British Columbia

V6E 4M3

Attention:

Damien Reynolds

Dear Damien:

Re:

Bridge Loan

Further to our discussions this morning, I confirm that Buffalo Gold Ltd. (“Buffalo”) has agreed to lend Longview Strategies Inc. (“Longview”) the sum of CAD$1,813,050 (the “Funds”) on the following terms:

1.

The Funds will be used by Longview for the sole purpose of purchasing 2,133,000 units (the “Units”) of Madison Minerals Inc. (“Madison”) for which Longview has subscribed pursuant to a subscription agreement dated October 10, 2006.

2.

As security for repayment of the Funds, Longview will deliver to Buffalo the certificates representing the shares and warrants which comprise the Units (the “Certificates”) along with stock powers of attorney duly endorsed in blank and medallion guaranteed (the “Stock Powers”) that will allow Buffalo to transfer the Units to Buffalo in the event that Longview fails to repay the Funds and accrued interest on the basis set out below.

3.

Longview acknowledges that Buffalo has collapsed certain financial instruments in order to provide the Funds to Longview and will not be receiving interest on other money used as a source of the Funds; accordingly, Longview agrees to reimburse Buffalo for all costs associated with the provision of the Funds (the “Funding Costs”), including, without limitation all amounts referred to in this paragraph.

4.

Longview will repay to Buffalo the Funds and the Funding Costs as aforesaid no later than November 30, 2006, failing which Buffalo will be entitled to transfer the Units into its name, subject to any resale restrictions that might apply to the Units.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 104

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

5.

Until the Funds and the Funding Costs is repaid to Buffalo, Longview will not sell, transfer, pledge, grant an option to acquire or otherwise encumber the Units to any person whatsoever.

Please acknowledge your acceptance of the terms and conditions of this letter agreement by signing the enclosed copy hereof in the space provided and returning same to us.  I confirm that this letter agreement may be executed in counterparts, both of which will be deemed to be an original and constitute one agreement.

I trust you will find the foregoing to be in order.  As always, please do not hesitate to call me at your convenience should you wish to discuss this matter further.

Yours Truly,

BUFFALO GOLD LTD. per: Brian McEwen President	Agreed to and accepted this 12th day of October 2006. ___________________________ Longview Strategies Inc. Damien Reynolds

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 105

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 4AG

Consulting Agreement dated July 1, 2006 between the Company and Longview Strategies Inc.

CONSULTING AGREEMENT

THIS AGREEMENT is made effective as of the 1st day of July, 2006.

BETWEEN:

BUFFALO GOLD LTD., a body corporate under the laws of British Columbia and having an office at 24th Floor, 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3, Fax Number: 604.685.2536.

(the “Corporation”)

AND

LONGVIEW STRATEIGES INC., of 24th Floor, 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3.

(the “Consultant”)

WHEREAS:

A.

The Corporation carries on the business of the acquisition, exploration and/or development of natural resource properties; and

B.

The Corporation wishes to engage the Consultant to provide certain consulting services in relation to the Corporation on the terms and conditions set out in this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements of the parties hereinafter provided, the parties covenant and agree as follows:

ARTICLE 1
ENGAGEMENT OF CONSULTANT

1.1

Engagement of Consultant.  Subject to the terms and conditions of this Agreement, the Corporation hereby engages the Consultant during the term set out in section 4.1 to provide to the Corporation consulting services as further described in section 1.2.

1.2

Duties and Responsibilities.  The Consultant shall:

(a)

perform such consulting services, primarily, but not limited to services in Canada,  in relation to the Corporation and the Corporation’s business as the President of the Corporation from time to time may request, including the following, the purpose of which is to assist the Corporation in presenting itself to the public in a professional and consistent manner:

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 106

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

(i)

provide introductions and ongoing communications with writers and/or publishers of various subscriber based publications including (but not limited to):

a)

Newspapers;

b)

Magazines;

c)

Business Publications; and

d)

Financial Publications;

(ii)

review and provide advice regarding the presentation, design, grammar, style and functionality of the Corporation’s public communication materials, including the Corporation’s website and the Corporation’s presentations from time to time at various industry meetings, conferences and tradeshows, and

(iii)

provide advice pertaining to the overall corporate development of the Corporation,

provided however that it is understood that in the performance of the consulting services,  the Consultant shall not communicate with or solicit, either directly or indirectly, the Corporation’s shareholders or potential shareholders for the purposes of encouraging or promoting investment in the Corporation.

(b)

the Consultant shall not be required to devote the Consultant’s full time and attention to the affairs of the Corporation, and the Consultant may engage in other activities and business as the Consultant sees fit provided the Consultant performs the duties as referred to in Section 1.2 (a) hereof as required.

ARTICLE 2
REMUNERATION

2.1

Remuneration.  As compensation for the consulting services provided by the Consultant under this Agreement, the Corporation agrees to pay to the Consultant the following fees, to the extent applicable:

(a)

a monthly fee (the “Monthly Fee”) of $12,500 each month until the expiration or termination of this Agreement in accordance with Article 2.1(c) and with Article 4;

(b)

options (the “Options”) to purchase 200,000 common shares of the Corporation at a price of $0.80 per share until June 22, 2011 vesting 25% every three months from the date of grant, in accordance with the terms and conditions set forth in the option certificate evidencing the Options and in accordance with Corporation’s Stock Option Plan (the “Plan”);

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 107

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Payment Terms

(c)

In the event that this Agreement is terminated on a date that is not the last day of the particular month, the Monthly Fee shall be prorated from the date of execution of this Agreement or the date of termination of this Agreement, as applicable.

2.2

Expenses.  The Corporation agrees to reimburse the Consultant for all business and other out-of pocket expenses and disbursements incurred by the Consultant in the performance of his duties and responsibilities herein, up to a maximum of $500 per month during the term of this Agreement.  The Consultant shall obtain the Corporation’s prior written approval before incurring expenses exceeding $500 per month.  Reimbursement of all such expenses shall be made on a monthly basis and shall be subject to the presentation by the Consultant to the Corporation of expense account records, including supporting invoices and other records of expenditure.  News releases will be billed at a flat rate of $350 each for limited Canadian distribution including SEDAR filing and $650 each for North American distribution including SEDAR filing.

ARTICLE 3
CONFIDENTIALITY AND DISCLOSURE OF MATERIAL INFORMATION

3.1

Corporate Confidential Information.  The Consultant acknowledges and agrees that:

(a)

proprietary, financial and confidential information and materials relating to the Corporation may have been, and may in the future be, disclosed to the Consultant (the “Corporate Confidential Information”);

(b)

the Corporate Confidential Information is the exclusive property of the Corporation and that all right, title and interest in and to the Corporate Confidential Information shall remain the property of the Corporation and shall be held in confidence by the Consultant; and

(c)

the Corporate Confidential Information derives its value from not being generally known to the public or by other persons who can obtain economic value or other advantage from its disclosure and use, and is subject to efforts by the Corporation to maintain its confidentially.

3.2

Covenants Survive.  The covenants and agreements in sections 3.1 shall survive the termination of this Agreement.

ARTICLE 4
TERM AND TERMINATION

4.1

Term.  Unless otherwise terminated as provided for in section 4.3, this Agreement shall be in full force for a term of twelve (12) months commencing the date first above written (the “Initial Term”).

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 108

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

4.2

Renewal.  Upon expiry of the Initial Term, this Agreement may be renewed upon the mutual agreement of the parties hereto on the same terms and conditions as contained in this Agreement, as amended from time to time, except in respect of Article 2 (Remuneration) and Article 4 (Term) which must be negotiated at the time of any such renewal.

4.3

Termination.  Notwithstanding the other provisions of this Agreement, this Agreement shall be terminated as follows:

(a)

forthwith by the Corporation on written notice to the Consultant in the event of:

(i)

the commission by the Consultant or any agent of the Consultant of any material fraudulent act in performing any of the Consultant’s obligations under this Agreement;

(ii)

failure of the Consultant to perform his duties and discharge his obligations under this Agreement;

(iii)

other just cause; or

(b)

forthwith upon the mutual agreement of all the parties to this Agreement;

(c)

forthwith by the Corporation and the Consultant upon the Corporation being advised in writing by any securities regulatory authority having jurisdiction over the affairs of the Corporation that this Agreement is unsatisfactory for a public company, provided that the Corporation and the Consultant have entered into a new consulting agreement on terms and conditions acceptable to the Corporation, the Consultant and, as necessary, all securities regulatory authorities having jurisdiction over the affairs of the Corporation;

(d)

after expiry of the Initial Term contemplated in section 4.1, unless extended by mutual agreement of the Parties; or

(e)

either party may elect to terminate this Agreement without cause in which case the terminating party shall be required to give the other party 30 days advance written notice of its decision to terminate.

4.4

If the Consultant fails to perform its services hereunder, its entire liability to the Corporation shall not exceed the lesser of: (a) the amount of cash payment Consultant has received from the Corporation; or (b) the actual and direct damage to the Corporation as a result of such non-performance.  In no event will Consultant be liable for any indirect, special or consequential damages nor for any claim against the Corporation by any person or entity arising from or in any way related to this Agreement.

4.5

The Consultant shall indemnify, defend, and hold harmless the Corporation from any and all claims, demands, suits, actions, proceedings, loss, cost, and damages, including any reasonable attorneys’ fees and/or litigation expenses, caused by, reasons of any act, omission, willful misconduct, or negligence of the Consultant, its agents, representatives, or subcontractors, in connection with the performance of this Agreement.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 109

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

ARTICLE 1
GENERAL PROVISIONS

5.1

Governing Law.  This Agreement and all matters arising hereunder shall be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and all disputes arising under this Agreement shall be referred to the Courts of the Province of British Columbia.

5.2

Severability of Clauses.  In the event that any provision of this Agreement or any part thereof is invalid, illegal or unenforceable, such provision shall be ineffective to the extent of such illegality or unenforceability, but shall not invalidate or affect the validity, legality and enforceability of the remaining provisions of this Agreement.

5.3

Currency.  All sums of money to be paid or calculated pursuant to this Agreement shall be paid or calculated in currency of Canada unless otherwise expressly stated.

5.4

Time of Essence.  Time is hereby expressly made of the essence of this Agreement with respect to the performance by the parties of their respective obligations under this Agreement.

5.5

Arbitration.  Any dispute or disagreement among the parties with respect to this Agreement may be referred to a single arbitrator pursuant to the Commercial Arbitration Act (British Columbia), provided that if the parties are unable to agree on the appointment of a single arbitrator, each of the Corporation and the Consultant will appoint an arbitrator and the two arbitrators so appointed will appoint a third arbitrator to act as chairman.  The determination of the arbitrator or arbitrators will be final and binding on the parties hereto and the cost of the arbitration will be assigned, in whole or in part, by the arbitrator or arbitrators.

5.6

Binding Effect.  This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and assigns.

5.7

Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and shall supersede all previous expectations, understandings, communications, representations and agreements whether verbal or written between the parties with respect to the subject matter hereof.

5.8

Further Assurances.  Each of the parties hereto hereby covenant and agree to execute such further and other documents and instruments and do such further and other things as may be necessary or desirable to implement and carry out the intent of this Agreement.

5.9

Assignment.  The Consultant may not assign or transfer its rights under this Agreement without the prior written consent of the Corporation.  The Corporation may not assign or transfer its rights under this Agreement without the prior written consent of the Consultant.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 110

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

5.10

Amendments.  No amendment to this Agreement shall be valid unless it is evidenced by written agreement executed by all of the parties hereto.

5.11

Counterparts.  This Agreement may be executed in several counterparts each of which when executed by any party hereto shall be deemed to be an original and such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

)

)

)

____________________________

)

Brian McEwen

President and Chief Operating Officer

LONGVIEW STRATEGIES INCORPORATED

)

)

)

____________________________

)

Michael Rodger

Investor Relations

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 111

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 4AH

Agreement dated March 9, 2006 between the Company and Michael Raetz and Andrew Wilde to acquire the shares of Canon Investments Pty. Ltd.

Buffalo Gold Ltd.

24th Floor, 1111 West Georgia Street

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

March 9, 2006	BY COURIER

Mr Michael Raetz and Mr Andrew Wilde

Canon Investments Pty Ltd

20 Oakbank Street

NEWPORT  VIC  3015

Dear Michael and Andrew:

Re:

Buffalo Gold Ltd. (“Buffalo”) Acquisition Of Shares In Canon Investments Pty Ltd.

This letter serves as the agreement pursuant to which Buffalo agrees to acquire the following shares (Shares) in Canon Investments Pty Ltd. ACN 053 538 613 (“Canon”):

1.

ONE ORD1 SHARE IN CANON HELD BY ANDREW ROBERT WILDE (“WILDE”); AND

2.

ONE ORD1 SHARE IN CANON HELD BY GLOBAL DISCOVERY PTY LTD. ACN 087 836 628 AS TRUSTEE FOR MICHAEL CURT RAETZ (“GLOBAL”).

The consideration for the acquisition of the Shares from Global and Wilde will be as follows:

(a)

Payment in cash on the date of execution of this letter by the last of the parties to it of in total AUD$50,000 payable as follows:

(i)

Wilde – AUD$15,000;

(ii)

Global – AUD$25,000;

(b)

An issue of shares by Buffalo in the following proportions:

(i)

36,796 common shares in the issued capital of Buffalo (“Buffalo Shares”) to Wilde; and

(ii)

36,796 Buffalo Shares to Global;

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 112

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Completion of the sale by Wilde and Global of the Shares to Buffalo will occur on the date that this letter is signed for the last of the parties to it (“Completion Date”).

On the Completion Date:

(a)

Buffalo will:

(i)

Pay the amount of AUD$25,000 to Wilde by bank cheque or otherwise cleared funds;

(ii)

Pay the amount of AUD$25,000 to Global by bank cheque or otherwise cleared funds;

(iii)

Issue 36,796 Buffalo Shares to Wilde and, within a reasonable time thereafter, provide a share certificate with respect to those shares;

(iv)

Issue 36,796 Buffalo Shares to Global and within a reasonable time thereafter, provide a share certificate with respect to those shares;

(v)

Deliver the Consent to as Directors set out in Schedule 1, signed Mark Dugmore and J.G. Stewart being its nominees to the Board of Canon.

(b)

Global and Wilde will:

(i)

Cause Andrew Robert Wilde to sign the resignation set out in Schedule 2 to this letter;

(ii)

Cause Michael Curt Raetz to sign the resignation set out in Schedule 2 to this letter;

(iii)

Sign and provide to Buffalo the Share Transfer Forms set out in Schedule 3 to this letter;

(iv)

Cause Andrew Wilde and Michael Raetz to sign the Minute of Meeting of Directors of Canon set out in Schedule 3;

(iv)

Sign and deliver the Warranty Statement attached to this letter in Schedule 4,

and provide the originals of each of these documents to Buffalo on the Completion Date.

In part consideration for the acquisition of Buffalo of the shares from Wilde and Global, Wilde, Global and Michael Raetz agree to give the warranties set out in the Warranty Statement set out in Schedule 4.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 113

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

This letter constitutes a legally binding agreement for the sale of the Shares by Wilde and Global to Buffalo and in respect of any other matter set out in this letter.

Signed on behalf of Buffalo Gold Ltd:

…………………………………………

…………………………………………
Director

Director

Dated:  …… / …… / ……

Dated:  …… / …… / ……

Accepted on behalf of Global Discovery Pty Ltd.:

…………………………………………

…………………………………………
Director

Director

Dated:  …… / …… / ……

Dated:  …… / …… / ……

Accepted by Michael Curt Raetz

…………………………………………

Signed:

Dated:  …… / …… / ……

Accepted by Andrew Robert Wilde

…………………………………………

Signed:

Dated:  …… / …… / ……

Accepted on behalf Canon Investments Pty Ltd:

…………………………………………

…………………………………………
Director

Director

Dated:  …… / …… / ……

Dated:  …… / …… / ……

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 114

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 4AI

- Letter of intent dated March 12, 2007 between the Company and Dynasty Gold Corp.

Buffalo Gold Ltd.

24th Floor, 1111 West Georgia Street

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

March 12, 2007

Board of Directors of Dynasty Gold Corp. STRICTLY PRIVATE & CONFIDENTIAL 410 – 1111 Melville Street Vancouver, BC V6E 3V6

Attention:

R. Stuart Angus, Chairman

Dear Sirs:

Re:

Merger of Dynasty Gold Corp. and Buffalo Gold Ltd.

This letter will confirm our intention to enter into a formal agreement with you pursuant to which Buffalo Gold Ltd. (“Buffalo”) will effect a friendly merger with Dynasty Gold Corp. (“Dynasty”).  Under the agreement, Buffalo will agree to acquire all of the issued and outstanding shares (the “Dynasty Shares”) of Dynasty from the holders thereof in consideration for common shares of Buffalo (“Buffalo Shares”) and the holders of outstanding options and share purchase warrants of Dynasty will receive in exchange for those securities options and share purchase warrants of Buffalo on the same terms, adjusted only for the share exchange ratio described in paragraph 1 below.  As a result: (i) following the closing of the Transactions (as defined below) (the “Closing”), Dynasty will become a wholly owned subsidiary of Buffalo (the “Merger”); and (ii) the shareholders (the “Dynasty Shareholders”) of Dynasty will become shareholders of Buffalo.  The Buffalo Shares, warrants and options to be issued to the Dynasty Securityholders in consideration of the Dynasty Shares, options and warrants (the “Dynasty Securities”) is referred to herein as the “Consideration”.

We acknowledge that this letter (the “Letter of Intent”) does not result in the formation of a legally binding agreement between us, other than in respect of paragraphs 3, 9, 10, 12, 13 and 14 below, which are legally binding obligations of the parties hereto, enforceable in accordance with their respective terms.  Instead, the purpose of this Letter of Intent is to establish a framework for implementation of the Merger and the other transactions referred to herein (collectively, the “Transactions”) and to serve as a guideline for preparing a Definitive Agreement (as defined in paragraph 3 hereof).

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 115

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

1.

Structure.  The Merger will be effected by the acquisition by Buffalo of the Dynasty Securities from the Dynasty Securityholders in exchange for the Consideration by way of a plan of arrangement.  Specifically, Dynasty Shareholder will receive one Buffalo Share for each 4.5 Dynasty Shares held on the date (the “Effective Date”) the Merger is completed.  Based on this ratio, the Dynasty Shareholders will hold an approximately 19.3% equity ownership in the merged company

The parties hereto will consider alternative structures if such structures can be implemented in compliance with applicable securities laws without undue complexity and expense.

2.

Tax Structure.  Both parties agree, to the best of their abilities, to pursue reasonable and mutually beneficial tax structural matters in the Definitive Agreement.

3.

Definitive Agreement.  The parties will begin promptly to negotiate in good faith a definitive agreement to reflect the Transactions (the “Definitive Agreement”), incorporating the terms of this Letter of Intent together with the representations, warranties, covenants, conditions, indemnifications and agreements customary for transactions of this nature, including, without limitation, the terms set out herein.  The parties will instruct their counsel to prepare the Definitive Agreement.

4.

Employees.  Other than directors and officers who have tendered resignations at Closing, it is intended that after the Merger Dynasty will retain all of its employees in the Vancouver office, and that such employees will be eligible to be granted options to purchase common shares of Buffalo pursuant to the stock option plan of Buffalo, at the discretion of the compensation committee of Buffalo.

5.

Conditions.  Completion of the Transactions  are subject to the following conditions: (i) absence of any material adverse change in the business, financial condition, prospects, assets or operations since September 30, 2006 of either party; (ii) the results of the due diligence investigation of each party, other than title review, being satisfactory to it in all material respects, including review and approval by each party’s counsel and accountants of the tax and accounting structure of the Transactions on or before April 16, 2007; (iii) approval of the Transactions by the board of directors of each party on or before April 16, 2007 and by the Dynasty Shareholders on or before July 31, 2007 or such other date as the parties may agree; (iv) applicable regulatory approvals; (v) negotiation and execution of the Definitive Agreement; (vi) accuracy of the parties’ respective representations and warranties; (vii) representation on the board of directors of Buffalo by Dynasty (the structure of which to be determined in the Definitive Agreement); (viii) receipt of lock-up agreements of Caledon Resources plc and AngloGold Ashanti Limited on or before April 16, 2007 and (ix) Dynasty will tender resignations of all of the directors and officers of Dynasty.

6.

Representations, Warranties and Covenants of Buffalo.  Buffalo represents, warrants and covenants to Dynasty that:

(a)

it has good and sufficient right and authority to enter into this Letter of Intent  and to carry out its intentions and obligations under this Letter of Intent;

(b)

it is duly incorporated under the corporation laws of Alberta, is a “reporting issuer” in British Columbia and Alberta and its securities are listed on the TSX Venture Exchange (the “Exchange”);

(c)

it has an authorized share capital consisting of an unlimited number of common shares, of which 63,466,878 common shares are issued and outstanding; and

(d)

it will, as soon as practicable take all such actions as are necessary to complete the Transactions in accordance with the terms of this Letter of Intent.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 116

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.

Representations, Warranties and Covenants of Dynasty.  Dynasty represents, warrants and covenants to Buffalo that:

(a)

it has good and sufficient right and authority to enter into this Letter of Intent  and to carry out its intentions and obligations under this Letter of Intent;

(b)

it is duly incorporated under the laws of the province of British Columbia, is a “reporting issuer” in British Columbia and Alberta (and nowhere else) and its common shares are listed on the Exchange (and on no other trading facility);

(c)

it has an authorized share capital consisting of an unlimited number of common shares of which 68,279,160 are issued and outstanding.  There are 3,925,000 unexercised Dynasty Options and 16,966,500 Dynasty warrants outstanding.  The shares referred to in this paragraph are the only issued and outstanding shares of Dynasty and there are no other securities or agreements which could result in the issuance of shares or securities of Dynasty, except for the Dynasty Options, the Dynasty warrants and up to 9,000,000 common shares which may be issued pursuant to property purchase agreements, of which 4,000,000 will be issued on stock exchange approval of the Gansu project and 5,000,000 could be issued as bonus shares on achieving certain performance milestones ; and

(d)

it will, as soon as practicable, take all such actions as are reasonably necessary to complete the Transactions in accordance with the terms of this Letter of Intent.

8.

Due Diligence and Access.  Upon execution of the C&NDA contemplated by paragraph 14, and other than title review:

(a)

Buffalo will promptly commence its due diligence investigation of Dynasty.  Dynasty shall provide to Buffalo and its representatives and advisors complete access to Dynasty’ facilities, technology, books and records and shall cause Dynasty’ employees, accountants, and other representatives to cooperate fully with Buffalo in connection with Buffalo’s due diligence investigation; and

(b)

Dynasty will promptly commence its due diligence investigation of Buffalo.  Buffalo shall provide to Dynasty and its representatives and advisors complete access to Buffalo’s facilities, technology, books and records and shall cause Buffalo’s employees, accountants, and other representatives to cooperate fully with Dynasty in connection with Dynasty’ due diligence investigation.

9.

Exclusive Dealing.  Subject to paragraph 10 hereof, from the date of the acceptance of this Letter of Intent, neither Dynasty nor any of its directors or officers shall, directly or indirectly, solicit offers from, or in any manner encourage, any proposal of any person (other than Buffalo) relating to the acquisition of Dynasty or any securities or assets of Dynasty until the earlier of:

(a)

July 31, 2007; and

(b)

the date the parties enter into the Definitive Agreement, which will include similar stand-still provisions;

unless the parties terminate this Letter of Intent in accordance with paragraph 15 hereof without an intent to proceed further.

10.

Competing and Superior Proposals.  Nothing contained herein shall prevent Dynasty from responding to a bona fide unsolicited enquiry or proposal (a “Competing Proposal”) received by it after the execution of this Letter of Intent, containing terms which the directors of Dynasty reasonably

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 117

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

believe may be superior to the terms of this Letter of Intent, (in which case the Competing Proposal shall constitute a “Superior Proposal”), provided that Dynasty shall promptly provide written notice to Buffalo of any such Competing Proposal including the terms of the proposal and the identity of the enquirer or offeror.  If a Competing Proposal is made to Dynasty, Dynasty shall immediately provide Buffalo with a copy of such Competing Proposal, will allow it not less than five business days to amend this Letter of Intent, and shall sign any amendment to this Letter of Intent that contains terms that are no less favorable than those contained in the Competing Proposal.

11.

Break Fee.  The Definitive Agreement will specify that a fee (the “Break Fee) in the amount of $600,000 will be payable by either of the parties to the other if it fails to complete the acquisition otherwise than pursuant to the bona fide failure to satisfy a condition precedent in the Definitive Agreement.

12.

Conduct of Business.  Until the Definitive Agreement has been duly executed and delivered by all parties or this Letter of Intent has been terminated, and thereafter through Closing, each of Dynasty and Buffalo shall:

(a)

conduct its business only in the ordinary course and substantially in the same manner as previously conducted;

(b)

maintain payables and other liabilities (other than for money borrowed) at levels consistent with past practice;

(c)

not engage in any extraordinary material transactions; and

(d)

make no distributions, dividends or special bonuses and issue no shares, other than pursuant to the exercise of currently outstanding warrants or options, in each case without the prior written consent of the other.

13.

Disclosure, Securities Laws.  Neither Dynasty nor Buffalo shall disclose the terms of the Transactions, except to their respective employees, counsel and other advisors who have a need to know and agree to maintain such confidentiality, subject in each case to applicable disclosure obligations under applicable law and the requirements of the Exchange.  Dynasty and Buffalo acknowledge that, to the extent that any of their directors, officers and shareholders are in possession of undisclosed information in respect of the Transactions or who are involved in the due diligence review, as well as any persons they discuss the Transactions with, will or could be deemed to be in possession of material inside information under Canadian provincial securities laws and that such persons purchasing or trading in Buffalo Shares or Dynasty Shares while in possession of such information could result in liability under such securities laws.  Buffalo and Dynasty will advise such persons of such potential liability, advise them not to trade in Buffalo Shares or Dynasty Shares, and to the extent within their control, restrict them from trading in Buffalo Shares and Dynasty Shares until Buffalo and Dynasty have jointly determined that such trading is permissible.

14.

Confidentiality.  Except as may be required by the Exchange, the TSX or by any rule, regulation or law of any kind whatsoever which is applicable to a party, while this Letter of Intent is in effect and for a period of one year thereafter, each of the parties shall keep confidential all discussions and communications between them including, without limitation, all information communicated therein and all written and printed materials of any kind whatsoever exchanged between them and, if requested by a party to do so, the other party shall arrange for its directors, officers, employees, authorized agents and representatives that are or that may become aware of the relationship between the parties created by this Letter of Intent to provide to the first party a letter confirming their agreement to be personally bound by these non-disclosure provisions.   Promptly after the execution of this Letter of Intent, Dynasty and Buffalo will enter into a confidentiality and non-disclosure agreement (the “C&NDA”) in a form acceptable to both parties.  Upon the execution of this

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 118

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

C&NDA, each of Dynasty and Buffalo, at its own expense, will be entitled to undertake reasonable due diligence of the other.

15.

Termination.  If Dynasty and Buffalo do not execute the Definitive Agreement on or before April 16, 2007, or such other date as Dynasty and Buffalo may agree upon in writing, this Letter of Intent will thereupon automatically terminate.  This Letter of Intent may be terminated prior to the earlier of (i) the execution of the Definitive Agreement; and (ii) July 31, 2007:

by either party if:

(a)

the other party has breached or is in default of any material term of this Letter of Intent and fails to cure or remedy such breach or default within 14 days after receiving written notice thereof from the other party;

(b)

it determines, acting reasonably, that the results of its due diligence investigation of the other party are not satisfactory to it in all material respects;

(c)

the parties, acting reasonably, are unable to obtain the requisite regulatory approval; or

(d)

the Effective Date has not occurred by July 31, 2007, or any other such dates as the parties may agree and has not been extended by the parties; and

by Dynasty if:

(a)

it has received a Competing Proposal and has complied with the provisions of paragraph 10 hereof in respect of such Competing Proposal, and has paid the Break Fee to Buffalo; and

(b)

Buffalo has not agreed to amend this Letter of Intent with terms that are no less favorable than those contained in the Competing Proposal.

The termination of this Letter of Intent shall not affect any rights, obligations or liabilities of any of the parties which have accrued or arisen prior to the date of such termination or as a result of such termination.

16.

Expenses.  Each of Dynasty and Buffalo will each pay their own respective expenses incurred in connection with this Letter of Intent and the Transactions, whether or not the Transactions are consummated.

17.

Miscellaneous Provisions.  This letter will be governed by the laws of the Province of British Columbia.  This letter embodies the entire agreement and understanding of the parties and supersedes all prior agreements or understandings with respect to the subject matter of this letter.

18.

Notice.  Any notice or other communication required or contemplated under this Letter of Intent to be given by one party to the other shall be delivered, telecopied or mailed by prepaid registered post to the party to receive same at the undernoted address, namely:

if to Buffalo:

Board of Directors of Buffalo Gold Ltd.

c/o 24th Floor, 1111 W. Georgia Street

Vancouver, BC  V6E 4M3

Attention:           J.G. Stewart

Fax Number:     (604) 331-8773

if to Dynasty:

410 – 1111 Melville Street

Vancouver, BC  V6E 3V6

Attention:            Ivy Chong

Fax Number:     (604) 484-3559

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 119

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Any notice delivered or telecopied shall be deemed to have been given and received on the business day next following the date of delivery or telecopying, as the case may be.  Any notice mailed as aforesaid shall be deemed to have been given and received on the third business day following the date it is posted, provided that if between the time of mailing and actual receipt of the notice there shall be a mail strike, slow-down or other labor dispute which might affect delivery of the notice by mail, then the notice shall be effective only if actually delivered.

The letter of intent will remain open for acceptance by Dynasty, on a confidential basis, until 5:00 p.m. Vancouver time on Monday, March 12, 2007.  If you are agreeable to proceeding on this basis, please sign and date this letter in the space provided below and return a signed copy to the undersigned.

Yours truly,

BUFFALO GOLD LTD.

By:

______________________________________

J.G. Stewart

Director

Acknowledged and Agreed this 12th day of March 2007:

DYNASTY GOLD CORP.

By:

____________________________________

R. Stuart Angus

Chairman

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 120

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 4.AJ

Escrow Agreement dated March 8, 2007 between the Company, Longview Capital Holdings Ltd. and Computershare Trust Company of Canada.

ESCROW AGREEMENT

THIS AGREEMENT is made as of the 8th day of March, 2007

AMONG:

BUFFALO GOLD LTD. of 1111 West Georgia Street, 24th Floor, Vancouver, British Columbia, V6E 4M3

(the “Issuer”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA of 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9

(the “Escrow Agent”)

AND:

LONGVIEW CAPITAL HOLDINGS LTD. of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands

 (the “Securityholder” or “you”)

(collectively, the “Parties”)

This Agreement is being entered into by the Parties under TSX Venture Exchange  (Exchange) Policy 5.4 - Escrow, Vendor Consideration and Resale Restrictions (the Policy) in connection with the Issuer’s acquisition of the Securityholder’s interest in the Mount Kare Property, located in Papua New Guinea (the Property).

The Issuer is a Tier 1 Issuer as described in Policy 2.1 - Minimum Listing Requirements.

For good and valuable consideration, the Parties agree as follows:

PART 1

ESCROW

1.1

Appointment of Escrow Agent

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 121

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement.  The Escrow Agent accepts the appointment.

1.2

Deposit of Escrow Securities in Escrow

(1)

You are depositing the securities (escrow securities) listed opposite your name in Schedule “A” with the Escrow Agent to be held in escrow under this Agreement.  You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2)

If you receive any other securities (additional escrow securities):

(a)

as a dividend or other distribution on escrow securities;

(b)

on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

(c)

on a subdivision, or compulsory or automatic conversion or exchange of escrow securities; or

(d)

from a successor issuer in a business combination, if Part 5 of this Agreement applies,

you will deposit them in escrow with the Escrow Agent.  You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities.  When this Agreement refers to escrow securities, it includes additional escrow securities.

(3)

You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to you.

1.3

Direction to Escrow Agent

The Issuer and the Securityholder direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

PART 2

RELEASE OF ESCROW SECURITIES

2.1

Release Provisions

The escrow securities will be released in accordance with the provisions of Schedule “B”.  The Company agrees to provide notice to the Escrow Agent of the Initial Release Date, as defined in Schedule “B”, upon its receipt of a Preliminary Feasibility Study on the Property or its acquisition of an interest in Madison Enterprises (PNG) Inc., as the case may be.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 122

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

2.2

Additional escrow securities

If you acquire additional escrow securities in connection with the transaction to which this agreement relates, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities.  After that, all of the escrow securities will be released in accordance with the applicable release schedule.

2.3

Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to the Securityholder any share certificates or other evidence of the Securityholder’s escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.4

Replacement Certificates

If, on the date the Securityholder’s escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence.  The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent.  After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder’s direction, the replacement share certificate or other evidence of the escrow securities released.  The Escrow Agent and Issuer will act as soon as reasonably practicable.

2.5

Release upon Death

(1)

If the Securityholder dies, the Securityholder’s escrow securities will be released from escrow.  The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder’s legal representative provided that:

(a)

the legal representative of the deceased Securityholder provides written notice to the Exchange of the intent to release the escrow securities as at a specified date which is at least 10 business days and not more than 30 business days prior to the proposed release; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) on such specified date.

(2)

Prior to delivery the Escrow Agent must receive:

(a)

a certified copy of the death certificate; and

(b)

any evidence of the legal representative’s status that the Escrow Agent may reasonably require.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 123

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

2.6

Exchange Discretion to Terminate

If the Escrow Agent receives a request from the Exchange to halt or terminate the release of escrow securities from escrow, then the Escrow Agent will comply with that request, and will not release any escrow securities from escrow until it receives the written consent of the Exchange.

2.7

Discretionary Applications

The Exchange may consent to the release from escrow of escrow securities in other circumstances and on terms and on conditions it deems appropriate. Securities may be released from escrow provided that the Escrow Agent receives written notice from the Exchange.

PART 3

DEALING WITH ESCROW SECURITIES

3.1

Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities.  If the Securityholder is a private company controlled by one or more Principals of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the Principals to the risks of holding escrow securities.

3.2

Pledge, Mortgage or Charge as Collateral for a Loan

Subject to Exchange acceptance, you may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

3.3

Voting of Escrow Securities

Although you may exercise voting rights attached to your escrow securities, you may not, while your securities are held in escrow, exercise voting rights attached to any securities (whether in escrow or not) in support of one or more arrangements that would result in the repayment of capital being made on the escrow securities prior to a winding up of the Issuer.

3.4

Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer.  If the Escrow Agent receives a dividend or other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

3.5

Exercise of Other Rights Attaching to Escrow Securities

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 124

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

You may exercise your rights to exchange or convert your escrow securities in accordance with this agreement.

PART 4

PERMITTED TRANSFERS WITHIN ESCROW

4.1

Transfer to Directors and Senior Officers

(1)

You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer’s board of directors has approved the transfer and provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must receive:

(a)

a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b)

a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required acceptance from the Exchange the Issuer is listed on has been received;

(c)

an acknowledgment in the form of Exchange Form 5E signed by the transferee; and

(d)

a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer’s transfer agent.

4.2

Transfer to Other Principals

(1)

You may transfer escrow securities within escrow:

(a)

to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer’s outstanding securities; or

(b)

to a person or company that after the proposed transfer

(i)

will hold more than 10% of the voting rights attached to the Issuer’s outstanding securities, and

(ii)

has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries,

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 125

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

provided that:

(c)

you make an application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(d)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must receive:

(a)

a certificate signed by a director or officer of the Issuer authorized to sign, stating that:

(i)

the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer’s outstanding securities before the proposed transfer; or

(ii)

the transfer is to a person or company that:

(A)

the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer’s outstanding securities; and

(B)

has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries after the proposed transfer; and

(iii)

any required approval from the Exchange or any other exchange on which the Issuer is listed has been received;

(b)

an acknowledgment in the form of Exchange Form 5E signed by the transferee; and

(c)

a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer’s transfer agent.

4.3

Transfer upon Bankruptcy

(1)

You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 126

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) on such specified date.

(2)

Prior to the transfer, the Escrow Agent must receive:

(a)

a certified copy of either

(i)

the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii)

the receiving order adjudging the Securityholder bankrupt;

(b)

a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c)

a transfer power of attorney, duly completed and executed by the transferor in accordance with the requirements of the Issuer’s transfer agent; and

(d)

an acknowledgment in the form of Exchange Form 5E signed by

(i)

the trustee in bankruptcy or

(ii)

on direction from the trustee, with evidence of that direction attached to the acknowledgement form, another person or company legally entitled to the escrow securities.

4.4

Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities

(1)

You may transfer escrow securities you have pledged, mortgaged or charged under section 3.2 to a financial institution as collateral for a loan within escrow to the lender on realization provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must receive:

(a)

a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b)

evidence that the Exchange has accepted the pledge, mortgage or charge of escrow securities to the financial institution;

(c)

a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer’s transfer agent; and

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 127

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

(d)

an acknowledgement in the form of Exchange Form 5E signed by the financial institution.

4.5

Transfer to Certain Plans and Funds

(1)

You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the beneficiaries of the plan or fund are limited to you and your spouse, children and parents provided that:

(a)

you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) on such specified date.

(2)

Prior to the transfer the Escrow Agent must receive:

(a)

evidence from the trustee of the transferee plan or fund, or the trustee’s agent, stating that, to the best of the trustee’s knowledge, the annuitant of the RRSP or RRIF or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b)

a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer’s transfer agent; and

(c)

an acknowledgement in the form of Exchange Form 5E signed by the trustee of the plan or fund.

4.6

Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred, on the same terms that applied before the transfer.  The Escrow Agent will not deliver any share certificates or other evidence of the escrow securities to transferees under this Part 4.

4.7

Discretionary Applications

The Exchange may consent to the transfer within escrow of escrow securities in other circumstances and on such terms and conditions as it deems appropriate.

PART 5

BUSINESS COMBINATIONS

5.1

Business Combinations

This Part applies to the following (business combinations):

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 128

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

(a)

a formal take-over bid for all outstanding securities of the Issuer or which, if successful, would result in a change of control of the Issuer

(b)

a formal issuer bid for all outstanding equity securities of the Issuer

(c)

a statutory arrangement

(d)

an amalgamation

(e)

a merger

(f)

a reorganization that has an effect similar to an amalgamation or merger.

5.2

Delivery to Escrow Agent

(1)

You may tender your escrow securities to a person or company in a business combination.  At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(a)

a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the Issuer’s depository, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination;

(b)

written consent of the Exchange; and

(c)

any other information concerning the business combination as the Escrow Agent may reasonably require.

5.3

Delivery to Depositary

(1)

As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 5.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities, and a letter addressed to the depositary that

(a)

identifies the escrow securities that are being tendered;

(b)

states that the escrow securities are held in escrow;

(c)

states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 5.4;

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 129

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

(d)

if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, the share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(e)

where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, share certificates or other evidence of additional escrow securities that you acquire under the business combination.

5.4

Release of Escrow Securities to Depositary

(1)

The Escrow Agent will release from escrow the tendered escrow securities provided that:

(a)

you or the Issuer make application to release the tendered securities under the Policy on a date at least 10 business days and not more than 30 business days prior to the date of the proposed release date;

(b)

the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) on such specified date; and

(c)

the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that

(i)

the terms and conditions of the business combination have been met or waived; and

(ii)

the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

5.5

Escrow of New Securities

(1)

If you receive securities (new securities) of another issuer (successor issuer) in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities, unless, immediately after completion of the business combination,

(a)

the successor issuer is an exempt issuer as defined in the National Policy;

(b)

the escrow holder is not a Principal of the successor issuer; and

(c)

the escrow holder holds less than 1% of the voting rights attached to the successor issuer’s outstanding securities.  (In calculating this percentage, include securities that may be issued to the escrow holder under outstanding convertible securities in both the escrow holders securities and the total securities outstanding.)

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 130

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

5.6

Release from Escrow of New Securities

(1)

The Escrow Agent will send to the Securityholder share certificates or other evidence of the Securityholder’s new securities as soon as reasonably practicable after the Escrow Agent receives

(a)

a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign

(i)

stating that it is a successor issuer to the Issuer as a result of a business combination;

(ii)

containing a list of the securityholders whose new securities are subject to escrow under section 5.5;

(iii)

containing a list of the securityholders whose new securities are not subject to escrow under section 5.5; and

(b)

written confirmation from the Exchange that it has accepted the list of securityholders whose new securities are not subject to escrow under section 5.5.

(2)

The escrow securities of the securityholders whose securities are not subject to escrow under section 5.5, will be released, and the Escrow Agent will send any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent in accordance with section 2.3.

(3)

If your new securities are subject to escrow the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

PART 6

RESIGNATION OF ESCROW AGENT

6.1

Resignation of Escrow Agent

(1)

If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer and the Exchange.

(2)

If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent and the Exchange.

(3)

If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the Exchange and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholder.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 131

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

(4)

The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the “resignation or termination date”), provided that the resignation or termination date will not be less than 10 business days before a release date.

(5)

If the Issuer has not appointed a successor escrow agent within 60 days of the resignation or termination date, the Escrow Agent will apply, at the Issuer’s expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6)

On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed.  The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7)

If any changes are made to Part 7 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer to this Agreement will file a copy of the new Agreement with the Exchange.

PART 7

OTHER CONTRACTUAL ARRANGEMENTS

7.1

Escrow Agent Not a Trustee

The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent.  No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

7.2

Escrow Agent Not Responsible for Genuineness

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

7.3

Escrow Agent Not Responsible for Furnished Information

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

7.4

Escrow Agent Not Responsible after Release

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 132

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder’s direction according to this Agreement.

7.5

Indemnification of Escrow Agent

The Issuer and each Securityholder hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same result directly and principally from negligence, misconduct or bad faith on the part of the Escrow Agent.  This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agreement and the termination of this Agreement.

7.6

Additional Provisions

(1)

The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as “Documents”) furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(2)

The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the Exchange, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3)

The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor.  The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors.  The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4)

In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(5)

The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(6)

The Escrow Agent will have the right not to act and will not be liable for refusing to act

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 133

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

unless it has received clear and reasonable documentation that complies with the terms of this Agreement.  Such documentation must not require the exercise of any discretion or independent judgment.

(7)

The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Securityholder’s escrow securities in electronic, or uncertificated form only, pending release of such securities from escrow.

(8)

The Escrow Agent will have no responsibility with respect to any escrow securities in respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

7.7

Limitation of Liability of Escrow Agent

The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, misconduct or negligence.  Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable.  Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith or willful misconduct, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

7.8

Remuneration of Escrow Agent

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days’ written notice.  The Issuer will reimburse the Escrow Agent for its expenses and disbursements.  Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

PART 8

INDEMNIFICATION OF THE EXCHANGE

8.1

Indemnification

(1)

The Issuer and the Securityholder jointly and severally:

(a)

release, indemnify and save harmless the Exchange from all costs (including legal cost, expenses and disbursements), charges, claims, demands, damages, liabilities, losses and expenses incurred by the Exchange;

(b)

agree not to make or bring a claim or demand, or commence any action, against the Exchange; and

(c)

agree to indemnify and save harmless the Exchange from all costs (including legal costs) and damages that the Exchange incurs or is required by law to pay as a result of any person’s claim, demand or action,

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 134

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

arising from any and every act or omission committed or omitted by the Exchange, in connection with this Agreement, even if said act or omission was negligent, or constituted a breach of the terms of this Agreement.

(2)

This indemnity survives the release of the escrow securities and the termination of this Agreement.

PART 9

NOTICES

9.1

Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor
Vancouver, BC  V6C 3B9

Attention:  Mita Garcia

Fax. No.:  (604) 661-9401

9.2

Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Buffalo Gold Ltd.
1111 West Georgia Street
24th Floor,
Vancouver, BC  V6E 4M3

Attention:  James G. Stewart

Fax. No.:  (604) 331-8773

9.3

Deliveries to Securityholder

Documents will be considered to have been delivered to the Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer’s share register.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 135

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Any share certificates or other evidence of the Securityholder’s escrow securities will be sent to the Securityholder’s address on the Issuer’s share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least 10 business days before the escrow securities are released from escrow.  The Issuer will provide the Escrow Agent with the Securityholder’s address as listed on the Issuer’s share register.

9.4

Change of Address

(1)

The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to the Securityholder.

(2)

The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to the Securityholder.

(3)

The Securityholder may change the Securityholder’s address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

9.5

Postal Interruption

A party to this Agreement will not mail a Document if the party is aware of an actual or impending disruption of postal service.

PART 10

GENERAL

10.1

Interpretation – “holding securities”

Unless the context otherwise requires, all capitalized terms that are not otherwise defined in this Agreement, shall have the meanings as defined in Exchange Policy 1.1 - Interpretation or in Exchange Policy 5.4 - Escrow, Vendor Consideration and Resale Restrictions.

When this Agreement refers to securities that the Securityholder “holds”, it means that the Securityholder has direct or indirect beneficial ownership of or control or direction over the securities.

10.2

Enforcement by Third Parties

The Issuer enters this Agreement both on its own behalf and as trustee for the Exchange and the securityholders of the Issuer, and this Agreement may be enforced by either the Exchange, or the securityholders of the Issuer, or both.

10.3

Termination, Amendment, and Waiver of Agreement

(1)

Subject to subsection 10.3(3), this Agreement shall only terminate:

(a)

with respect to all the Parties:

(i)

as specifically provided in this Agreement;

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 136

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

(ii)

subject to subsection 10.3(2), upon the agreement of all Parties; or

(iii)

when the Securities of all Securityholders have been released from escrow pursuant to this Agreement; and

(b)

with respect to a Party:

(i)

as specifically provided in this Agreement; or

(ii)

if the Party is the Securityholder, when all of the Securityholder’s Securities have been released from escrow pursuant to this Agreement.

(2)

An agreement to terminate this Agreement pursuant to section 10.3(1)(a)(ii) shall not be effective unless and until the agreement to terminate:

(a)

is evidenced by a memorandum in writing signed by all Parties;

(b)

has been consented to in writing by the Exchange; and

(c)

has been approved by a majority of securityholders of the Issuer other than the Securityholder.

(3)

Notwithstanding any other provision in this Agreement, the obligations set forth in section 8.1 shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent.

(4)

No amendment or waiver of this Agreement or any part of this Agreement shall be effective unless the amendment or waiver:

(a)

is evidenced by a memorandum in writing signed by all Parties;

(b)

has been approved in writing by the Exchange; and

(c)

has been approved by a majority of securityholders of the Issuer other than the Securityholder.

(5)

No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether similar or not), nor shall any waiver constitute a continuing waiver, unless expressly provided.

10.4

Severance of Illegal Provision

Any provision or part of a provision of this Agreement determined by a court of competent jurisdiction to be invalid, illegal or unenforceable shall be deemed stricken to the extent necessary to eliminate any invalidity, illegality or unenforceability, and the rest of the Agreement and all other provisions and parts thereof shall remain in full force and effect and be binding upon the parties hereto as though the said illegal and/or unenforceable provision or part thereof had never been included in this Agreement.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 137

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

10.5

Further Assurances

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this agreement which are necessary to carry out the intent of this Agreement.

10.6

Time

Time is of the essence of this Agreement.

10.7

Consent of Exchange to Amendment

The Exchange must approve any amendment to this Agreement.

10.8

Additional Escrow Requirements

A Canadian exchange may impose escrow terms or conditions in addition to those set out in this Agreement.

10.9

Governing Laws

The laws of British Columbia and the applicable laws of Canada will govern this Agreement.

10.10

Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

10.11

Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

10.12

Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

10.13

Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

10.14

Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized by the Exchange.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 138

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Parties have executed and delivered this Agreement as of the date set out above.

COMPUTERSHARE TRUST COMPANY OF CANADA

_________________________________________

Authorized signatory

_____________________________________

Authorized signatory

BUFFALO GOLD LTD.

____________________________________________

Authorized signatory

_____________________________________________

Authorized signatory

LONGVIEW CAPITAL HOLDINGS LTD

_____________________________________________

Authorized signatory

_____________________________________________

Authorized signatory

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 139

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Schedule “A” to Escrow Agreement

Securityholder

Name:

Longview Capital Holdings Ltd.

Signature:

Address for Notice:

9 Columbus Centre, Pelican Drive,

Road Town, Tortola

British Virgin Islands

Securities:
Class and Type	Number	Certificate(s) (if applicable)
Common Shares	17,000,000

____________________________________________________________________________
Buffalo Gold Ltd. 20-F   - Page  140
________________________________________________________________________________________________________

Schedule “B” to Escrow Agreement

Release of Securities

Timed Release

RELEASE DATES	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
On the date (Initial Release Date) which is the earlier of: (i) the date on which the Company receives a Preliminary Feasibility Study on the Property; and (ii) the date on which the Company acquires any interest in Madison Enterprises (PNG) Inc.	1/4 of your escrow securities	4,250,000
6 months from Initial Release Date	1/3 of your remaining escrow securities	4,250,000
12 months from Initial Release Date	1/2 of your remaining escrow securities	4,250,000
18 months from Initial Release Date	all of your remaining escrow securities	4,250,000
TOTAL	100%	17,000,000

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 141

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 4.AK

Letter of intent dated May 9, 2007 between the Company and Bondi Mining Ltd.

Buffalo Gold Ltd.

Plumridge House, Ground Floor

Suite 25/36 Agnes Street

Fortitude Valley, Qld, 4006

Phone: +61 7 3252 9888 Fax: +61 7 3252 9788

www.buffalogold.ca

May 9, 2007	BY EMAIL

Rick Valenta

Managing Director

Bondi Mining Ltd

C/- Level 2, 55 Hunter Street

Sydney NSW 2000

Dear Rick

RE:

PROPOSED ACQUISITION OF BUFFALO GOLD URANIUM PORTFOLIO

Thank you for your offer dated 9 May regarding the acquisition by Bondi Mining Ltd (Bondi) for the uranium portfolio of Buffalo Gold Ltd (Buffalo).

Buffalo will be pleased to enter into an agreement on the terms that you propose as summarized below;

1.

Bondi Mining will issue 25,000,000 shares to Buffalo Gold in exchange for transfer of all (uranium) tenement titles Bondi Mining Ltd as listed in Schedule A.

2.

Bondi Mining will issue 5,000,000 warrants to subscribe for ordinary shares at 60 cents per share with an exercise period of 24 months following execution of a definitive agreement for the proposed acquisition.

3.

Buffalo Gold will have the option to appoint up to two additional board members to the Bondi Board of Directors

4.

Bondi Mining will endeavour to spin out its existing NSW copper, gold and nickel projects into a new vehicle in a timely manner.

5.

Bondi will retain all cash in the event that a spin out of the existing NSW projects takes place.

6.

Bondi Mining Ltd will consider a name change to Bondi Uranium Ltd.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 142

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.

The terms of the proposed transaction shall be subject to final approval by the Board of Directors of Bondi Mining and all necessary regulatory and exchange approvals.

The final acceptance is subject to approval by the board of Buffalo, reciprocal due diligence and documentation satisfactory to both parties.

We are excited by the opportunity to work with Bondi and especially with you, as we believe the portfolio has high potential to yield a substantial uranium discovery.

Finally our legal counsel in this matter is Brian Moller of Hopgood Ganim (ph 07 3024 0336) and please instruct Bondi’s counsel to contact Brian to progress the transaction.

Yours Sincerely,

BUFFALO GOLD LTD. /s/ Mark Dugmore Mark Dugmore Vice-President of Corporate Development

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 143

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SCHEDULE A

(“The Tenements” – clause 1)

QUEENSLAND

JUNTALA PROJECT

EPM 15202

Juntala

NORTH MAUREEN PROJECT

EPM 15422

Maureen North #1

EPM 15424

Maureen North #2

EPM 15425

Maureen North #3

EPM 15427

Martin Creek

EPM 15430

Middle Creek

EPM 15431

Lancewood Creek

EPM 15434

Silent Creek

EPM 15435

Galloway Creek

EPM 15436

Ten Mile Creek

EPM 15437

Etheridge River

MOUNT HOGAN PROJECT

EPM 11709

Mount Hogan (Newcrest)

NORTHERN TERRITORY

MURPHY PROJECT

EL 24694

Coanjula

EL 24841

Puzzle

EL 25708

Spear Creek

EL 25709

Ballyaira Creek

EL 25710

Cresswell Downs

LAKE AMADEUS & LAKE NEAL PROJECTS

EL 24892

Lake Amadeus South

EL 24893

Lake Amadeus North

EL 24894

Lake Neal

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 144

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 4.AL

Letter of intent dated May 17, 2007 between the Company and Longview, Longview Capital Holdings Ltd., Madison, Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited

BUFFALO GOLD LTD.

24th Floor, 1111 West Georgia Street Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca

May 17, 2007

Longview Capital Partners Limited ("Longview Partners") Longview Capital Holdings Ltd. ("Longview Holdings") Madison Minerals Inc. ("Madison")

Madison Enterprises (BVI) Inc. ("Madison BVI")

Madison Enterprises (PNG) Limited ("Madison PNG")

Dear Sirs:

Re:

Mount Kare Property, Papua New Guinea (the "Property")

Buffalo is writing in connection with its agreement dated October 20, 2005 with Longview Holdings and Longview Partners (the "Longview Agreement"), in which it covenants, among other things, to make certain payments to Madison BVI and prepare a preliminary feasibility study on the Property, all in accordance with the terms of the option agreement dated October 17, 2005 as amended by a supplementary agreement dated November 9, 2005 and letter agreement dated June 19, 2006 among Longview Partners, Madison, Madison BVI and Madison PNG (the "Madison Agreement").

The purpose of this letter of intent is to summarize certain terms which have been agreed to by all of the parties hereto with respect to the Longview Agreement and the Madison Agreement, which terms will be formalized in a definitive agreement (or agreements) to be entered into by all of the parties hereto.

These terms are as follows:

1.

Buffalo, Longview Partners and Longview Holdings agree as follows:

(a)

That the Option (as defined in the Longview Agreement) has been exercised by Buffalo, and that Buffalo is entitled to have transferred to it all of the Longview Shares (as defined in the Longview Agreement).

(b)

That the Closing (as defined in the Longview Agreement) will occur as provided for in article 8 of the Longview Agreement as soon as reasonably possible.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 145

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

2.

Buffalo, Longview Partners, Madison, Madison BVI and Madison PNG agree as follows:

(a)

Longview Holdings will acquire a 60% Interest (as defined in the Madison Agreement) upon Buffalo making a cash payment (or the Share Equivalent at Buffalo's election) to Madison BVI of $500,000 and issuing 3,000,000 common shares (such shares and any Share Equivalent shares being the "Acquisition Shares") to Madison BVI within ten business days of the date of execution of a definitive agreement. For the purposes hereof, "Share Equivalent" will have the same meaning as ascribed thereto in the Madison Agreement except that payment will be in the form of shares of Buffalo, and not Longview.

(b)

After Longview Holdings acquires a 60% Interest, Longview Holdings will be entitled to earn an additional 15% Interest, for an aggregate 75% Interest, by completing a Bankable Feasibility Study (as defined in the Madison Agreement) within four years of the date of execution of a definitive agreement. Buffalo will be entitled to an extension of one year to this four year period if it actively carries out exploration work on the Property and work towards the Bankable Feasibility Study in each year of such four year period (collectively, "Work"), with actively carrying out Work being the expenditure of a minimum of $500,000 in each year of such four year period.

(c)

If Longview Holdings acquires a 75% Interest, it will be entitled to purchase the remaining 25% Interest in accordance with sections 3.7 and 3.8 of the Madison Agreement.

(d)

If Longview Holdings does not acquire an additional Interest as provided for in paragraphs 2(b) or (c) herein, upon the expiry of the time limit within which Longview Holdings is entitled to acquire the additional Interest, Longview Holdings, Madison BVI and Madison PNG will enter into the Shareholders Agreement as provided for in the Madison Agreement.

(g)

Buffalo will have a right of first refusal to acquire any of the Acquisition Shares Madison BVI proposes to sell. Madison BVI will provide Buffalo with notice of any proposed sale of the Acquisition Shares and the terms thereof, whereupon Buffalo will have a period of two business days to agree to purchase the Acquisition Shares set out in the notice and an additional five business days to complete such purchase.

This letter of intent will terminate if a definitive agreement(s) has not been entered into by June 30, 2007.

This letter of intent may be executed and delivered in counterparts or by facsimile, and when so executed and delivered each counterpart or facsimile will be deemed to be an original and such counterparts and facsimiles together will constitute one and the same instrument and notwithstanding their date of execution will be deemed to be dated as of the date hereof.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 146

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

If you are in agreement with the foregoing please sign this letter where indicated below and return it to Buffalo at your earliest convenience.

Yours truly,

BUFFALO GOLD LTD.

Per: /s/ Damien Reynolds

Authorized Signatory

Accepted and Agreed to this 17th day of May, 2007.

LONGVIEW CAPITAL PARTNERS LIMITED

LONGVIEW CAPITAL HOLDINGS LTD.

Per: /s/ Damien Reynolds

Per: /s/ Damien Reynolds

Authorized Signatory

Authorized Signatory

MADISON MINERALS INC.

MADISON ENTERPRISES (BVI) INC.

Per: /s/

Chet Idziszek

Per: /s/

Chet Idziszek

Authorized Signatory

Authorized Signatory

MADISON ENTERPRISES (PNG) LIMITED

Per: /s/ Chet Idziszek

Authorized Signatory

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 147

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 4.AM

Consulting agreement dated May 15, 2006 between the Company and Brian R. McEwen Consulting Inc

CONSULTANT AGREEMENT

This Agreement is dated effective the 15th day of May, 2006.

BETWEEN:

BUFFALO GOLD LTD., a body corporate incorporated under the laws of Alberta, having its head office at Suite 300, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9

(the “Company”)

OF THE FIRST PART

AND:

BRIAN R. MCEWEN CONSULTING INC., a body corporate incorporated under the laws of Alberta, having its head office at 536 Oakwood Place, Calgary, Alberta, T2V 0K3

(the “Consultant”)

OF THE SECOND PART

WHEREAS:

A.

The Company is involved in the business of acquiring, exploring and developing mineral properties;

B.

The Consultant is the President and Chief Operating Officer of the Company and has expertise and experience to oversee the mineral exploration and development business of the Company;

C.

The Company wishes to reduce to writing the oral employment agreement currently in place between the Company and the Consultant.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of one dollar ($1.00) paid by each party to the other (the receipt and sufficiency of which is hereby acknowledged) and for other good and valuable consideration, the parties hereto agree as follows:

1.

TERM

1.1

The Company hires and engages the Consultant as its President and Chief Operating Officer commencing on the date of this Agreement and, subject to renewal as provided for in Section 5.6, ending on May 14, 2008 unless terminated earlier as hereinafter provided.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 148

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

2.

OBLIGATIONS OF THE CONSULTANT

2.1

During the term of this Agreement, the Consultant shall diligently and faithfully devote such time, effort and ability to the Company’s affairs and business that may be necessary to perform his duties under this Agreement.

2.2

The Consultant shall conduct the operations of the Company in an efficient, trustworthy and businesslike manner to the advantage and benefit of the Company.

2.3

Except as provided in Section 2.4 below, the Consultant shall not, during the term of this Agreement, engage in any business activity or enterprise directly competitive with the Company unless he has obtained the prior written consent of the Company.  For greater certainty, it is agreed that any business activity in which the Consultant is presently engaged, including as a director or officer of any corporation, shall not be considered to be directly competitive.

a.4

Notwithstanding Section 2.1 above, the Company:

(a)

is aware that the Consultant has now, may acquire or will continue to have financial interests in other companies and properties;

(b)

recognises that these companies and properties will require a certain portion of the Consultant’s time; and

(c)

agrees that the Consultant may continue to devote time to such outside interests, provided that the Consultant continues to devote all time as is necessary to perform his duties under this Agreement.

3.

CONFIDENTIALITY

3.1

The Consultant shall not, either before or after the termination of this Agreement, disclose to any person, nor make use of, any confidential information or trade secrets relating to the Company, its business, policies, methods, scientific data or information which he shall have acquired in any manner.

a.2

The Consultant agrees that:

(a)

disclosure by him of such information or trade secrets may result in irreparable injury and damage to the Company, which will not be adequately compensable in money damages;

(b)

that the Company will have no adequate remedy at law �herefore; and

(c)

that the Company shall have the right, and may, without objection from the Consultant, obtain such preliminary, temporary or permanent mandatory or restraining injunctions, orders or decrees as may be necessary to protect the Company against, or on account of any breach by the Consultant of the provisions of this paragraph.

(d)

nothing in this Article 3 shall be construed as preventing the Company from pursuing any other remedies available to it for such breach or threatened breach of this Article 3, including the recovery of damages from the Consultant.

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 149

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

4.

COMPENSATION

4.1

The Consultant shall be paid an annual consulting fee of Ninety Thousand Dollars ($90,000) payable semi-monthly.  In addition, in the event that the Consultant’s responsibilities and duties hereunder increase significantly as a result of the growth or success of the Company, the Consultant shall be entitled to a reasonable increase in his consulting fee effective from the date on which such responsibilities and duties increased significantly.

4.2

The Consultant shall be reimbursed for all travel expenses and other expenditures made by him in connection with the conduct of the Company’s business by him, upon presentation of the appropriate receipts or vouchers to the Company.

4.3

If the Consultant shall become disabled or incapacitated to such an extent that he is unable to perform his regular duties, he shall be entitled to receive, during such disability or incapacitation, his full consulting fee from the date thereof, payable semi-monthly, for the lesser of twelve (12) months or the remainder of the term of this Agreement.

4.4

The Consultant will be granted on the date of execution of this Agreement, subject to regulatory approval, incentive stock options entitling the purchase of up to 250,000 shares of the Company and a further 250,000 as soon as such options become available.  In addition to the foregoing, the Company shall consider, and if thought appropriate, pay to the Consultant an annual bonus based on the performance of the Company and the Consultant.

5.

TERMINATION AND RENEWAL

5.1

This Agreement may be terminated upon thirty (30) days notice at the option of the Company:

(a)

should the Consultant be unable, because of disability or incapacitation, to perform his duties hereunder for a period or periods aggregating more than four (4) months during any consecutive twelve (12) months; such termination shall not affect any payments which are due the Consultant under Section 4.5 or any other provisions of this Agreement;

(b)

upon the Consultant committing an act of gross negligence or wilful misconduct;

(c)

upon the conviction of the Consultant under the Criminal Code of Canada for an offence involving fraud or the Securities Act of any Province; or

(d)

should the Consultant be in breach or default or any material term of this Agreement which has not been rectified within fourteen (14) days of the receipt of notice from the Company of such breach or default;

and in the event of termination pursuant to this section 5.1, other than pursuant to paragraph 5.1(a) above, the Company shall have no liability to or be under any obligation to the Consultant after the effective date of termination.

5.2

The Company may terminate this Agreement by giving thirty (30) days notice to the Consultant.  In the event that the Company gives notice to terminate this Agreement as aforesaid, then the Company shall pay the Consultant, within thirty (30) days of the giving of such notice, an amount equal to the aggregate consulting fee and benefits to which the Consultant would have been entitled had the Consultant continued to provide services

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 150

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

hereunder for the remainder of the term of this Agreement.  In such case and provided that the Company has paid the Consultant the amount referred to above, this Agreement shall terminate thirty (30) days following the giving of such notice.

a.1

In the event that:

(a)

the Company is in breach or default or any material term of this Agreement which has not been rectified within fourteen (14) days of the receipt of notice from the Consultant of such breach or default; or;

(b)

There occurs a change of voting control of the Company, provided that not less than four (4) months have elapsed from the date of such change of voting control of the Company;

the Consultant may terminate this Agreement not sooner by giving thirty (30) days notice to the Company.  In the event that the Consultant gives notice to terminate this Agreement as aforesaid, then the Company shall pay the Consultant, within thirty (30) days of the giving of such notice, an amount equal to the aggregate consulting fee and benefits to which the Consultant would have been entitled had the Consultant continued to provide services hereunder for the remainder of the term of this Agreement.  In such case and provided that the Company has paid the Consultant the amount referred to above, this Agreement shall terminate thirty (30) days following the giving of such notice.

5.4

After the effective date of termination of this Agreement under Section 5.1, 5.2 or 5.3 above, the Company shall not be obligated any further hereunder, provided however, that such discharge shall not relieve the Consultant of his obligations under Article 3 above or the Company of his obligations under Section 4.5 above nor prejudice any rights of the Company hereunder.

5.5

In the event that the provisions of this Agreement are terminated pursuant to either Subsection 5.1(a) or Section 5.2 or 5.3 above, any options to purchase shares granted by the Company prior to or during the term of this Agreement will not be cancelled on the effective date of termination, but will be allowed to run their full term and the Company shall take all steps necessary to ensure that such options remain in force as aforesaid.  In addition, the Company agrees to structure any payments hereunder as a result of the termination of this Agreement so at to minimise any tax payable by the Consultant and shall act in good faith towards the Consultant in the event of termination under Subsection 5.1(a) or Section 5.2 or 5.3 above.

5.6

The Company and the Consultant may mutually agree to renew this Agreement at any time prior to May 14, 2008 for an additional two (2) year period by notice to the other or such shorter period as the parties may agree.

6.

NOTICE

6.1

Any notice, direction, or other instrument required or permitted to be given under this Agreement shall be in writing and shall be given by the delivery of same or by mailing same by prepaid registered or certified mail in each case addressed to the intended recipient at the address of the respective party set out on the first page hereof.

6.2

Any notice, direction, or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 151

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

been given and received on the fifth business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received.

6.3

Any party may at any time give notice in writing to the others of any change of address, and from and after the giving of such notice, the address therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

7.

GENERAL

7.1

The services to be performed by the Consultant pursuant to this Agreement are personal in character, and neither this Agreement or any rights or benefits arising thereunder are assignable by the Consultant without the previous written consent of the Company.

7.2

Each of the parties covenants and agrees, from time to time and at all times, to do all such further acts and execute and deliver all such further deeds, documents and assurances as may be reasonably required in order to fully perform and carry out the terms and intent of this Agreement.

7.3

Time shall be of the essence in the performance of this Agreement.

7.4

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

7.5

If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

7.6

This Agreement may not be changed orally but only by an agreement in writing, signed by the party against which enforcement, waiver, change, modification or discharge is sought.

7.7

This Agreement constitutes and contains the entire agreement and understanding between the parties and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties or any of them with respect to the subject matter hereof.

7.8

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the parties irrevocably attorn to the jurisdiction of the Province of British Columbia.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

BUFFALO GOLD LTD.

Per:

Authorised Signatory

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 152

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

BRIAN R. MCEWEN CONSULTING INC.

Per:

Authorised Signatory

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 153

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 28th day of June, 2007

BUFFALO GOLD LTD.

/s/ Brian McEwen

Per: Brian McEwen

Title:  President and Chief Operating Officer

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 154

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Damien Reynolds, certify that:

1.	I have reviewed this annual report on Form 20-F of Buffalo Gold Ltd.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting;

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

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

Date:  June 28, 2007

/s/ Damien Reynolds

_______________________

Damien Reynolds, Chief Executive Officer

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 155

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Simon J. Anderson, certify that:

1.	I have reviewed this annual report on Form 20-F of Buffalo Gold Ltd.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting;

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

Date:  June 28, 2007

/s/ Simon Anderson

________________________________

Simon Anderson, Chief Financial Officer

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 156

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Certification Pursuant to 18 U.S.C. Section 1650, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Damien Reynolds, President and Chief Executive Officer of Buffalo Gold Ltd. (the “Company”), certify that to the best of my knowledge:

1.

the Annual Report on Form 20-F of the Company for the year ended December 31, 2006 as filed with the Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAMIEN REYNOLDS

Damien Reynolds

Chief Executive Officer

June 28, 2007

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 157

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Certification Pursuant to 18 U.S.C. Section 1650, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Simon J. Anderson, Chief Financial Officer of Buffalo Gold Ltd. (the “Company”), certify that to the best of my knowledge:

1.

the Annual Report on Form 20-F of the Company for the year ended December 31, 2006 as filed with the Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ SIMON J. ANDERSON

Simon J. Anderson

Chief Financial Officer

June 28, 2007

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Buffalo Gold Ltd. 20-F   Page 158

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------