Form 20-F
period 2007-12-31
BUFFALO GOLD LTD
filed 2008-07-01
CIK 1090053

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
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

1111 West Georgia Street, 24th Floor, Vancouver, BC V6E 4M3

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

97,793,619 common shares without par value

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

The information set forth in this Annual Report on Form 20-F is as at December 31, 2007 unless an earlier or later date is indicated.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 27 to the accompanying financial statements of the Company.

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

ITEM 10.	ADDITIONAL INFORMATION	70
A.	Share Capital	70
B.	Memorandum and Articles of Association	70
C.	Material Contracts	71
D.	Exchange Controls	71
E.	Taxation	74
F.	Dividends and Paying Agents	82
G.	Statements by Experts	82
H.	Documents on Display	82
I.	Subsidiary Information	82

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	82

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	83

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	83

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	83

ITEM 15.	CONTROLS AND PROCEDURES	84

ITEM 16.	RESERVED	85

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	85

ITEM 16B.	CODE OF ETHICS	85

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	85

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	86

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	86

PART III

ITEM 17.	FINANCIAL STATEMENTS	86

ITEM 18.	FINANCIAL STATEMENTS	87

ITEM 19.	EXHIBITS	87

SIGNATURES		262

CERTIFICATIONS		263

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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
Conglomerate

A coarse grained, clastic sedimentary rock composed of rounded to sub-angular fragments larger than two millimetres in diameter, within a fine grained matrix of sand or silt.  It is commonly cemented by calcium carbonate, iron oxide, silica or hardened clay.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Dilatant structure	An increase in bulk volume during deformation, caused by a change from close packed structure to open-packed structure, accompanied by an increase in the pore volume.
Diorite	A group of plutonic rocks intermediate in composition between acidic and basic.
Drilling within solids	Drilling within the 3-D shape that defines the volumetric limits of a mineralized zone.
Dyke

A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts across massive rocks.  Due to its cross-cutting nature, it has clear implications regarding the timing of geologic events.

Epithermal

Refers to a mineral deposit formed by precipitation of ore minerals in open spaces from watery fluids within about 1 kilometre of the earth’s surface and in the temperature range of 50° to 200° Celsius, occurring mainly as veins.

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

Karst	A type of topography that is formed over limestone, dolomite, or gypsum by dissolution, and that is characterized by sinkholes, caves, and underground drainage.
Magmatism	Referring to the development and movement of magma, and its subsequent solidification into igneous rock.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Mesothermal	Refers to a mineral deposit formed by precipitation of ore minerals in open spaces from watery fluids at considerable depth and in the temperature range of 200° - 300° Celsius.
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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

All disclosure about our exploration properties in this annual report conforms to the standards of United States Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards.

In this annual report references to “Canadian National Instrument 43-101” are references to National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators and references to “CIM Standards” are references to CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for Buffalo Gold Ltd. (“Buffalo” or the “Company”), stated in Canadian dollars, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included in Item 17 and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 27 of the financial statements of the Company included as part of this Report on Form 20-F explains the measurement differences were such information to be presented in conformity with generally accepted accounting principles in the United States (“US GAAP”).

Results for the year ended December 31, 2007 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP(1):

		Year Ended December 31
		2007	2006	2005	2004	2003

(a)	Loss before other items	$(13,934,300)	$(14,571,259)	$(1,418,515)	$(154,018)	$(800,584)
(b)	Loss before other items per share[2]	$(0.22)	$(0.42)	$(0.14)	$(0.04)	$(0.28)
(c)	Loss for the year	$(14,456,036)	$(13,671,215)	$(1,400,171)	$(80,703)	$(960,375)
(d)	Total assets	$104,961,292	$28,821,796	$3,800,642	$207,094	$47,490
(e)	Net assets	$57,395,819	$26,042,388	$3,332,975	$(475,249)	$(554,486)
(f)	Share capital[3]	$81,664,255	$40,045,572	$8,746,104	$4,392,709	$4,232,769
(g)	Number of common shares outstanding[3]	97,793,619	46,423,539	22,417,457	6,756,726	4,008,890

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

INFORMATION IN CONFORMITY WITH US GAAP(1):

		Year Ended December 31
		2007	2006	2005	2004	2003

(a)	Sales	724,643	-	-	-	-
(b)	Loss before other items	$(14,621,914)	$(14,571,259)	$(1,418,515)	$(154,018)	$(800,584)
(c)	Loss before other items per share[1]	$(0.23)	$(0.43)	$(0.14)	$(0.04)	$(0.28)
(d)	Loss for the year	$(14,634,678)	$(13,966,015)	$(1,400,171)	$(80,703)	$(960,375)
(e)	Total assets	$104,273,678	$28,821,796	$3,800,642	$207,094	$47,490
(f)	Net assets	$56,781,405	$26,042,388	$3,332,975	$(475,249)	$(554,486)
(g)	Share capital[2]	$81,664,255	$40,045,572	$8,746,104	$4,392,709	$4,232,769
(h)	Number of common shares outstanding[2]	97,793,619	46,423,539	22,417,457	6,756,726	4,008,890

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.
(2)	Per share numbers and the number of shares outstanding have been adjusted for the one for ten consolidation of the Company’s share capital in 2003.

Unless otherwise specified, all monetary amounts in this annual report on Form 20-F are expressed in Canadian dollars. On June 25, 2008, the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of Canadian dollars into United States dollars was US$1.00 = $1.01

The following table sets out the high and low exchange rates for each of the last six months (based on the Bank of Canada average monthly exchange rates)

	2008					2007
	May	April	March	February	January	December

High for period	1.0189	1.0270	1.0279	1.0190	1.0324	1.0217

Low for period	0.9844	1.0025	0.9798	0.9719	0.9905	0.9785

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the noon exchange rate on the last day of each month during the period (based on the Bank of Canada average yearly exchange rate)

	Year Ended December 31
	2007	2006	2005	2004	2003

Average for the period	1.0748	1.1342	1.2085	1.2980	1.3918

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

History of Net Losses; Accumulated Deficit; Lack of Revenue from Operations

The Company has incurred net losses to date.  Its deficit as of December 31, 2007 was $34,449,380.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its exploration properties. The Company, through its merger with Sargold Resource Corporation (“Sargold”) has a development property but has continued to incur losses. There is no certainty that the Company will operate profitably or provide a return on investment in the future.

Mining Operations in the Development Stage

The Company’s mine is in the development stage and has not yet demonstrated economic viability. The Company has not yet determined the optimal mining and processing strategies for the Furtei Mine and may not be able to generate sufficient cash flow from the sale of gold and other minerals to cover its costs.

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in operating and developing mines, and its ability to continue to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places its resource properties into production.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

If the Company is Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, the Company Could be Treated as a Passive Foreign Investment Company for US Tax Purposes, Possibly Resulting in Additional Taxes to Its US Stockholders and Less Liquidity for the Stock

The Company, as a foreign corporation with United States stockholders, could potentially be treated as a passive foreign investment company (“PFIC”) for US tax purposes.  United States stockholders owning shares of a PFIC can be subject to adverse tax consequences.  In general, the Company would be considered a PFIC if 75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  A United States stockholder owing shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned.  Also, gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains.  If United States stockholders are subject to adverse tax consequences related to their ownership of the Company’s stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company is an Alberta corporation and is in the business of the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. At that stage, the Company's operations are dependent on the prevailing market prices for the minerals produced by such operations.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

The Company was formed on December 1, 1998 by the amalgamation of TLT Resources Inc. (“TLT”) and Buffalo Diamonds Ltd. (“BDL”) pursuant to the provisions of the Alberta Business Corporations Act.  TLT was incorporated on January 30, 1992 in the Province of Alberta, Canada under the name 517003 Alberta Ltd.  On February 27, 1992, it changed its name to Tenga Laboratories Inc.  On August 6, 1998, it changed its name to TLT Resources Ltd. at which time its share capital was consolidated on a 1 for 10 basis.  BDL was formed on May 4, 1998 by the amalgamation of two non-reporting Alberta corporations pursuant to the provisions of the Alberta Business Corporations Act, Buffalo Diamonds Ltd. (incorporated on March 6, 1998 in the Province of Alberta) and 656405 Alberta Ltd. (incorporated on May 30, 1995 in the Province of Alberta).

In October 2007, the Company and Sargold merged and all outstanding securities of Sargold were exchanged for common shares, common share purchase warrants and options of Buffalo. Through this transaction, the Company acquired a development-stage mine and several gold exploration properties in Sardinia, Italy. The Company’s main operating subsidiary in Italy is Sardinia Gold Mines SpA (“SGM”).

Under the terms of the transaction, securityholders of Sargold received one common share, common share purchase warrant or option of Buffalo in exchange for each 3.5 Sargold common shares, common share purchase warrants or options which they hold immediately prior to the effective date of the transaction. This represented an approximately 80% premium to market on Sargold shares, based on the July 11, 2007 closing price of the shares of both companies. Following completion of the Transaction, Sargold shareholders held 24% equity ownership in the merged company.

As part of the merger with Sargold, the Company assumed a commitment to issue shares, with a value of $333,334, in two equal tranches on each of December 22, 2007 and 2008. The 2007 obligation equates to 280,112 common shares of the Company, which were issued in June 2008. The 2008 issuance of shares will be based on the greater of: (i) an amount equal to the weighted average trading price of the Company’s common shares on the Exchange for the 30 trading days immediately preceding December 18, 2008; and (ii) $0.595.

The head office and principal office address of the Company is located at 1111 West Georgia Street, 24th Floor, Vancouver, BC V6E 4M4, Canada.  Its telephone number is 604-685-5492.

After the year ended December 31, 2007, the Company was primarily engaged in (1) continuing to develop and expand production at its Furtei mine and (2) developing and implementing drilling programs for the Mt. Kare Property. In 2007 and 2008 Buffalo also made strategic investments in other junior gold companies: Kinbauri Gold Corp. (“Kinbauri”) and AMI Resources Inc. (“AMI”). As part of the strategy to focus on being a gold producer, the Company completed the sale of its uranium properties to Bondi Mining Ltd. (“Bondi”) in exchange for an equity stake in Bondi.

Sargold Properties

Through the merger with Sargold, Buffalo acquired several resources properties in Sardinia, Italy. The Company holds exploration prospects at Monte Ollasteddu and a 90% interest in the various assets including a mine and full processing plant at Furtei, and advanced exploration properties at Osilo. Sardinia has a long history of mining including the production of tin, alumina, industrial minerals, coal, base and precious metals. The island of Sardinia sits approximately 150 kilometres west of Rome and has well developed transportation, communication and business infrastructure.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

The Furtei Mine includes a number of potential open pit and underground mines, a processing plant (capable of processing up to 1,000 tonnes per day), multiple exploration targets and a fully permitted mining concession including future tailings disposal. The Furtei processing plant was built in 1995-1996, and has a maximum annual capacity of 360,000 tonnes of ore. The Furtei mine produced 135,000 ounces of gold between 1996 and 2002 from oxide resource, after which the processing plant was converted from an oxide heap leach to a sulphide flotation plant.

Sargold re-commissioned the Furtei plant in the fourth quarter of 2006. Sargold poured its first gold bar at Furtei in March 2007 to launch a near-term production plan based on processing the upgraded ore from the residual heap leach pad at the site. While current production is relatively small-scale, metallurgical test work, internal studies and results to date indicate further exploration is warranted.

In addition to the known mineralized zones at Furtei, the Company has defined a series of high priority gold exploration targets within the mine area, as well as at the Monte Ollasteddu and Osilo properties.

Sargold did not complete a feasibility study and there is no certainty that the projected production rates will be achieved or that the proposed operations will be economically viable.

Mt. Kare

In October 2005, the Company was granted an option to acquire up to a 90% interest in the Mt. Kare Property, located in Papua New Guinea. The Mt. Kare Property is an epithermal gold deposit located in the highlands of Enga Province in Papua New Guinea. As part of the purchase price of the Mt. Kare Property, the Company issued a related party, Longview Capital Partners Limited (“Longview”) 17,000,000 common shares in March 2007 as described in Item 7B.

To December 31, 2007, the Company spent $27,535,873 purchasing its interest in Mt. Kare and a further $15,966,362 on exploration activities. The Company expects to spend $1.9 million on exploration activities in 2008.

Gold FX Limited

In March 2006, the Company completed the acquisition of Gold FX Limited (“Gold FX”), a company incorporated under the laws of Australia. Gold FX has a wholly-owned subsidiary Gold Finance and Exploration Pty. Limited. The purchase consideration was 4,000,000 common shares valued at US$1.03 per common share (approximately $1.21) for total consideration of $4,820,000. In addition, the Company incurred acquisition costs of $78,528 in connection with the purchase of Gold FX.

The gold and uranium properties that the Company acquired were Corridors, Juntala, Golden Gate and Lake Amadeus and Lake Neal. The Juntala and Lake Amadeus and Lake Neal uranium properties acquired with Gold FX were sold to Bondi in 2007 as described below; the remaining properties are described in further detail in Item 4D.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Murphy Ridge

In March 2006, the Company was granted an option by Global Discovery Pty. Limited (“Global”) to acquire a 100% interest in the Murphy Ridge uranium project in Australia.  The Company signed a binding letter of intent on the Murphy Ridge project and paid Global an initial A$50,000 ($43,175) non-refundable payment that provided for a due diligence period that expired on October 11, 2006. In October 2006, the Company exercised its option and acquired 100% of the project by paying A$50,000 ($44,325) and issuing 73,592 common shares with a value of A$200,000 ($175,900) for total consideration of $263,400. The Company completed the purchase of Murphy Ridge by acquiring the issued shares of Canon Investments Pty Ltd., a company that owned the Murphy Ridge Project. The Murphy Ridge property was sold to Bondi as described below.

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

Following evaluation of exploration results, the Company abandoned this property in 2007 and wrote off its acquisition costs consisting of certain cash payments and share issuances made in fiscal 2006.

Kinbauri Gold Corp.

In March and April 2007, the Company subscribed for 11,000,000 subscription receipts convertible into units of Kinbauri at $0.50 per unit for total consideration of $5,500,000. The funds were held in escrow pending receipt of Exchange approval of the acquisition by Kinbauri of certain mines and exploration properties. Following that approval in June 2007, the subscription receipts converted to units with each unit consisting of one common share and one-half common share purchase warrant, with each whole warrant exercisable into one common share at $0.70 per share for 18 months. The Company acquired an additional 186,000 common shares of Kinbauri at a cost of $136,640 in the open market. At December 31, 2007 Company held 26% of the issued common shares of Kinbauri. In February 2008, the Company reduced its shareholding in Kinbauri below 20% with the result that Kinbauri ceased to be an equity investment and, in June 2008, the Company completed the sale of all its Kinbauri securities having realized total proceeds of $9,152,715.

Gold Aura Ltd.

In March and April 2007, the Company acquired 4,668,000 shares of Gold Aura Ltd., representing a 4.9% ownership position, at a cost of $391,000. Gold Aura Ltd. is a gold exploration company and its shares are traded on the Australian Stock Exchange.

Bondi Mining Ltd.

In November 2007, the Company transferred all of its uranium assets to Australian explorer Bondi in exchange for 25,000,000 Bondi shares and options to purchase 5,000,000 Bondi shares. At December 31, 2007, Buffalo held a 42% interest in Bondi. Bondi has been working to further explore the uranium project portfolio.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

AMI Resources Inc.

In 2007, the Company acquired 1,445,500 shares of AMI and, in January 2008, acquired a further 5,724,500 shares. As a result, the Company held a 22% interest in AMI based on AMI’s December 31, 2007 issued and outstanding capital. AMI is exploring for gold at its North Ashanti Project, which straddles 15 kilometres of the Ashanti Gold Belt, approximately 20 kilometres west of Newmont’s Akyem deposit and 50 kilometres northeast of AngloGold Ashanti’s Obuasi Mine. AMI recently completed a drill program and has revised its resource estimate to 190,000 measured ounces and 138,000 indicated ounces.

B.

Business Overview

Since the incorporation in March, 1998 of its predecessor company, BDL, the Company has been in the business of acquiring mineral properties.  See “Item 4D. Information on the Company - Property, Plants and Equipment” below.  The Company’s objective is the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. At that stage, the Company's operations are dependent on the prevailing market prices for the minerals produced by such operations. In the last three financial years, the Company has evaluated mineral properties in Canada and other countries and has secured interests in mineral properties in Papua New Guinea, Australia and Italy, described in Item 4A. After merging with Sargold, the Company now produces gold doré bars and gold concentrate at its Furtei mine. Gold doré is semi-purified gold that is approximately 50% gold. The remainder is mostly silver.

To date, no major mineral findings have arisen as a result of exploration work on any of the Company’s properties. The Company has made strategic equity investments in publicly traded gold exploration companies but has subsequently disposed of most of those interests. The Company signalled its intention to focus on gold production and sold all of its uranium assets to Bondi.

There is no significant seasonality to the Company’s business and the Company is not dependent on patents or industrial or commercial contracts.  The current and expected future operations of the Company require various permits and approvals from various governmental authorities.

The principal governmental agencies that the Company deals with are:

•

Papua New Guinea - Department of Mining;

•

Australia - Queensland Government Department of Natural Resources and Water and Western Australia Department of Industry & Resources;

•

Italy - Italian Ministry of Industry (Ministero dell’Industria), Autonomous Region of Sardinia (Regione Autonoma Della Sardegna), Sardinia Ministry of Industry (Sardegna Ministero dell'Industria); and Regional Agency for the Environment of Sardinia – (Agenzia Regionale per la Protezione dell'ambiente Della Sardegna)

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

C.

Organizational Structure

At December 31, 2007, the Company had six subsidiaries. At the date of this report, the Company’s organizational structure is as follows:

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

D.

Property, Plants and Equipment

DEVELOPMENT PROPERTY – GOLD

Furtei Gold Mine

Location, access and physiography

Description of Assets

The Company’s material tangible fixed assets are located at the Furtei Mine in Sardinia and comprise:

•

Processing plant and related land: the Furtei processing plant was built in 1995-1996, and has a maximum annual capacity of 360,000 tonnes of ore

•

Trucks and other vehicles

The Furtei Mine includes a number of potential open pit and underground mines, a processing plant (capable of processing up to 1,000 tonnes per day), multiple exploration targets and a fully permitted mining concession including future tailings disposal. The Furtei mine produced 135,000 ounces of gold between 1996 and 2002 from oxide resource, after which the processing plant was converted from an oxide heap leach to a sulphide flotation plant.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Current production is relatively small-scale and the mine is considered to be in the development stage. Metallurgical test work, internal studies and results to date indicate further exploration is warranted. In addition to the known mineralized zones at Furtei, the Company has defined a series of high priority gold exploration targets within the mine area. The Company has, to date, not completed a resource estimate but has commissioned Wardrop Engineering (“Wardrop”) to prepare a Canadian National Instrument 43-101 (“Canadian NI 43-101”) report. This report will include updated geological models and resource estimates and will form the basis of the in-house feasibility study of underground development, also being completed by Wardrop. Although the Company has formulated plans to develop the underground mine late 2008 and early 2009, the timetable and cost to do so will not be known until Wardrop has completed its study.

Mineralization

Gold at the Furtei Mine appears primarily in two forms, pyrite and engargite.

Pyrite Ore: This sulphide ore is mainly located in the Sa Perrima pit. We planned to run this ore through the CIL circuit, but recoveries to date have been lower than planned. The Company will conduct more metallurgical testing to determine the best way to process this ore.

Enargite Ore:  This ore type occurs within the other local deposits, such as Su Coru, Est,

Cima, and S’Arruga.  Most of the enargite ore would need to be mined via underground methods using decline access.  The Company owns a drill jumbo and scooptram in anticipation of this.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Production and Sales

The Company, and Sargold before it, poured about 3,700 ounces of gold at the Furtei Mine in 2007 and 2,400 ounces to date in 2008. Since the Company is in the development stage, it does not separately identify sales in its statement of operations. Gold-pyrite ore is processed using the carbon in leach (“CIL”) facility with doré bars poured on-site. The current longer-term plan sees underground development starting in the latter part of 2008. The underground targets are mainly gold-copper mineralization from the sulphide mineral enargite and the ore would be processed using the flotation circuit at the Furtei mill.

Buffalo has entered into an agreement with MRI Trading AG (“MRI”) of Zug, Switzerland to purchase gold and copper concentrate produced at the Furtei Mine. An initial contract, in February 2008, was for the purchase of up to 5,000 tonnes to be produced from the Su Masoni and Sa Perrima open pits in 2008 and shipments of concentrate began in April 2008. A second contract includes up to 14,500 tonnes of gold-copper concentrate available for sale to MRI in 2009. This includes all of the expected production of gold-copper concentrate for 2009 based on estimates from the mine plan that is undergoing final development. Buffalo will also be producing gold-pyrite concentrate for sale to MRI and will continue to pour gold and silver doré bars on site from processing of ore and tailings through the CIL circuit.

Exploration Program

The Company commenced a 3,250-metre exploration drilling program at Furtei in April 2008. A drill contract was awarded to the Italian company SO.RI.GE. Srl. for up to 1,750 metres of diamond core drilling in four holes. In addition the program will include up to 1,500 metres of RC drilling to be completed by Furtei employees using the Company’s RC drill rig.

The current known deposits at Furtei occur at structural intersections and lithological contacts. The RC program will therefore target the delineation of new mineralization through a series of shallow (150 metre) holes into similar structural and lithological intersections in close proximity to the known underground deposits such as Su Coru. The Company and Wardrop are completing an in-house feasibility study on the current underground targets with a goal of commencing production in 2009. The diamond drilling program will mainly test for mineralization in the black diatreme breccia unit. This flat-lying unit is a volcanic breccia with angular clasts and a dark grey pyrite-rich matrix that sits below several of the current underground targets. It has been followed on section for 180 metres and is open to the north and east. Historical drill intersections within this unit have included:

•

3 metres at 12 g/t Au in hole MAD113

•

3 metres at 7.8 g/t Au in hole SMND1

•

7 metres at 4.9 g/t Au in hole CDRD153

Previous drilling into the black diatreme breccia has not been included in any historic resource calculations but Buffalo believes that with additional drill delineation it has the potential to add significant resources to the project.

Expenses

The Company did not incur any exploration expenses on the Furtei Mine in 2007 or 2006.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

EXPLORATION PROPERTIES - GOLD

Mt. Kare Property

The Company’s Mt. Kare gold project is located in Papua New Guinea and comprises two parts: exploration license EL1093, in which the Company has acquired an interest through Madison Minerals Inc. (“Madison”); and exploration license EL1427 which relates to surrounding lands and which is wholly-owned by the Company. EL1427 was approved in 2007 and EL 1093 is subject to renewal with a hearing scheduled in July 2008. The Company has also applied for exploration license EL1575, which is located on adjacent lands.

Resources

Mt. Kare currently hosts an indicated resource of approximately 1,400,000 ounces of gold (18.83 million tonnes at 2.31 g/t gold and 17.31 g/t silver) and an inferred resource of approximately 290,000 ounces of gold (5.75 million tonnes at 1.56 g/t gold and 25.37 g/t silver):

Mineral Resources Category	Cut-off Equivalent	Tonnes (000)	Au g/t	Ag g/t	Contained 000 oz Au
Indicated	1.0	18,830	2.31	17.31	1,396
	2.0	8,559	3.66	22.51	1,008
	3.0	4,587	5.04	25.37	743

Inferred	1.0	5,753	1.56	9.53	288
	2.0	1,331	2.77	11.77	119
	3.0	476	3.85	11.22	59

These estimates are based on a block model where the gold-equivalent service variable is derived from the sum of the gold and silver grades under the assumptions of a gold price of US$550/oz and a silver price of US$10/oz (Aueq g/t = Au g/t + (10/550) x Ag g/t).

Ownership

On October 20, 2005, the Company entered into an option agreement with Longview to acquire up to a 90% interest in the Mt. Kare Property. Longview holds an option from Madison to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property. Longview is beneficially owned by one of the Company’s directors. One of the Company’s directors is also a director and shareholder of Madison. In addition, the Company paid Longview $200,000. Further to the October 20, 2005 agreement, in March 2007, the Company issued to Longview 17,000,000 common shares upon the Company having acquired the initial 49% interest in Madison PNG from Madison. These common shares are subject to a time-based release from escrow over 18 months.

In June 2006, Longview and Madison agreed to grant Buffalo an extension of certain dates for six months in consideration for the payment by Buffalo of $150,000. By December 31, 2006, the Company had paid all cash amounts.

A summary of the amended agreement terms are is as follows:

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

In June 2007, Buffalo further amended its agreement with Longview, Longview Capital Holdings Ltd., Madison, Madison Enterprises (BVI Inc.) and Madison PNG to revise the basis on which it will acquire various interests in EL1093. Under this agreement, the Company acquired a 60% interest in Madison PNG (which owns a 90% interest in EL1093) by making a payment of $500,000 (settled with 521,648 common shares) and issuing a further 3,000,000 common shares. This transaction completed in late June 2007.

In conjunction with this transaction, Buffalo has the following options for earning additional interest at Mt. Kare in the future:

a)

The Company may increase its interest to 75% by completing a bankable feasibility study within four years of signing a definitive agreement. The Company is entitled to a one-year extension if it actively carries out exploration work at Mt. Kare and works towards the bankable feasibility study, spending at least $500,000 in each year of the four-year period.

b)

After the Company has earned a 75% interest, it may acquire the remaining 25% at fair market value.

In April 2008, Buffalo decided not to continue with either of the above earn-in scenarios with Madison at Mt. Kare. Instead, Buffalo opted to trigger its joint venture option with Madison, whereby each company must contribute on a pro rata basis to the project costs or be diluted down. The JV will be implemented following a 90-day notice period. Madison has advised the Company that it does not intend to contribute to the joint venture with the result that its ownership interest will be diluted.

Previous History

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

Mineralization defined to date at Mt. Kare occurs in the Western Roscoelite, Central, Black and C9 zones. The currently known high grade Quartz-Roscoelite-Gold mineralization at Mt. Kare occurs in the Western Roscoelite Zone (“WRZ”), which strikes NNE and dips 65° to the east. The zone has now been traced along strike for over 700 metres by drilling and shows excellent continuity of mineralization. Soil geochemistry shows the surface trace of the WRZ extending for up to 1,500 metres, and open along strike in both directions. Six hundred metres east of and sub-parallel to the WRZ is the 1600 metre long multi-element Black Zone. It has now been traced over 500 metres by drilling and over 1,500 metres by soil geochemistry and trenching. The zone is still open down-dip. The Central Zone is a continuous, flat-lying, near surface mineralized zone lying between and above the Black and Western Roscoelite zones. It covers an area 300 metres wide by 600 metres long and remains open to expansion to the northeast.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Exploration History

Gold mineralization was first discovered on the Mt. Kare Property in 1986 by CRA Exploration (“CRA”) during a regional stream sediment sampling program. At that time, Mt. Kare was an uninhabited subalpine valley where local people occasionally came to hunt. CRA's activities on the property attracted the attention of local people who found abundant alluvial and colluvial gold in the area. Over the next several years, a major gold rush took place on the property with an estimated one million ounces of gold being recovered from alluvial and colluvial deposits by up to 10,000 people working the field. CRA continued with its hardrock exploration program, including drilling 32 diamond drill holes. In addition, CRA acquired a portion of the alluvial gold rights through a joint venture with the local landowners, built a plant and started small-scale production of colluvial and alluvial gold. However, carrying out exploration and alluvial mining in the middle of a major gold rush proved to be very difficult at Mt. Kare. Relations between CRA and the landowners deteriorated to a point where CRA decided to abandon the property and in 1993 it allowed its exploration license to lapse.

Madison became involved in the Mt. Kare Property in 1996 and since then has completed 36,934 metres of diamond drilling, in addition to completing extensive programs of airborne and ground geophysics, soil geochemistry, mapping and trenching. The Mt. Kare resource estimate was prepared on behalf of Madison Enterprises Corporation by Watts Griffis and McOuat (“WGM”) in November of 1998 and updated by WGM in January of 2000, prior to the implementation of Canadian NI 43-101.  As such, this estimate is not compliant with current Canadian NI 43-101 standards and therefore can no longer be disclosed.

In October 2006, the Company announced it had completed its previously announced infill diamond drill program that targeted the WRZ. The Company has since then completed and released the results from the first stage of its infill drill program in January 2007, including 112.0 metres of 5.04 g/t in hole MK06-84, including 25.0 metres of 13.86 g/t gold, and 100.9 metres of 1.56 g/t gold in hole MK06-75, including 25.9 metres of 2.25 g/t gold.

All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility. Samples were analysed using a 50 gram fire assay with AA finish for gold and an aqua regia digestion with ICP-OES finish for silver.

GPX Airborne, on behalf of the Company, completed a 330 line, 4,000 kilometre airborne geophysical survey over the 220 square kilometre Mt. Kare Property and the adjacent 140 square kilometre 100%-owned EL 1427 property. Results from previous airborne geophysical surveys have successfully identified magnetic anomalies and related structures, with which the known mineralization at Mt. Kare is associated. The new surveys will be used to identify additional magnetic anomalies and define exploration and drilling targets.

In 2006 and 2007 the Company completed an infill drilling program including 64 diamond drill holes for a total of approximately 9,000 metres. The modelling and estimate were completed by Longview Technical and are being validated by Snowden Mining Consultants as the Qualified Persons and author of the previous Canadian NI 43-101 report released in March 2006.

2007 Exploration

The Company has completed part of its 2007 exploration program incurring expenses of $8,673,373 on the Mt. Kare Property in 2007. This was to include up to 12,000 metres of drilling in 60 holes, detailed geophysics, surface sampling and an assortment of other studies. This exploration program was scaled back.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

The Company has completed a detailed aeromagnetic survey over the Mt. Kare Property and the contiguous 100% owned property. The initial survey interpretations are very encouraging, identifying prominent structures, alteration and possible clusters of intrusions (which are the drivers of mineralization at the Mt Kare and Porgera deposits) on both properties.

Several new drill targets have been identified by combining the aeromagnetic data with detailed geology and structural interpretations provided by Stuart Munroe of SRK Consulting. These targets include an interpreted blind extension of the WRZ to the north of recent drilling and potential down-plunge continuation of the Black Zone towards the C9 Zone. In addition, while drilling to date at the WRZ has been limited to depths of approximately 200 metres, geological interpretations indicate the possibility of a separate, high grade phase of quartz roscoelite mineralization at depth.

In May 2007, the Buffalo-Madison Joint Venture management committee recommended to the companies that a Type 2 Economic Pre-feasibility Study should be deferred until detailed exploration work is conducted on the many targets throughout the property and the full extent of possible resources understood. Accordingly, Buffalo’s Mt. Kare exploration work was expanded to include a regional exploration program to also evaluate other areas within the licenses.

2007 Drilling

Buffalo drilled 7,133 metres in 33 holes to test objectives both in the vicinity of known mineralization and at existing targets. Results are summarized below in Table 2.

Hole MK07-90 targeted an untested area of the Southern Western Roscoelite Zone (“SWRZ”) and intersected 1.59 g/t gold reported over 74 metres including 28 metres of 2.53 g/t gold starting at a depth of 88 metres. On the eastern flank of the SWRZ, holes MK07-91 and MK07-97 encountered mainly patchy mineralization near the surface but significant intersections of gold occurred at depth, most notably 27.5 metres of 5.40 g/t gold including 11 metres of 12.73 g/t gold, starting at 219 metres depth. MK07-96 also tested the eastern flank of the SWRZ and intersected significant mineralization below 123 metres, including 33.0 metres of 1.76 g/t gold. This hole was abandoned at 208 metres due to problems with the drill. Hole MK07-99 was an infill hole drilled in the southern portion of the SWRZ. Mineralization was encountered in this hole, including 17.2 metres of 0.95 g/t gold.

MK06-92 is an infill hole in the southern Central Zone that intersected 22.5 metres of 3.34 g/t gold at a starting depth of just over 200 metres. The hole was stopped prematurely due to problems with the drill rig. MK07-95 lies to the east and was drilled to test the eastern extension of historical hole MK00-239.

Additional infill drilling in the Northern Western Roscoelite Zone (“NWRZ”) included holes MK07-93, aimed at the down-dip extension of the NWRZ, and MK07-94 that intersected 53.9 metres of 1.20 g/t gold at a shallow depth of 54 metres. The eastern extension of the NWRZ was tested in hole MK07-98, down-dip from MK06-73. Mineralization was encountered at depth, including 17 metres of 1.19 g/t gold at 237 metres. Hole MK07-100 was drilled to test for a possible northern extension of the NWRZ at depth but no significant intersections were returned.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

A possible down-plunge extension of the Black Zone towards the C9 Zone was tested in hole MK07-101. At a depth of 170 metres the hole intersected a sequence of strongly mineralized zones of brecciated intrusive and sandstone hosted semi massive to massive pyrite veining/disseminations, rare chalcopyrite-sphalerite-galena and antimony sulphide veins and fractures. Analysis of the hole returned 81 metres of 1.26 g/t gold and 4.68 g/t silver including 10 metres of 4.85 g/t gold and 21.12 g/t silver. Hole MK07- 102 was testing the same area and encountered very high grade gold at approximately 100 metres depth, returning a 6 metre intersection of 55.95 g/t gold and 105.68 g/t silver, including 1.5 metres of 222.0 g/t gold and 385 g/t silver.

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Table 2. Summary of Mt. Kare Drill Hole Intersections Received from April 18th, 2007 to October 15th, 2007

Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)

MK07-104	186.0	200.5	14.5	2.27	6.82
	428.0	440.0	12.0	1.25	2.63

MK07-105	No significant intersections

MK07-106	No significant intersections

MK07-107	16.9	26.0	9.1	1.39	4.38

MK07-108	13.0	31.0	18.0	1.17	5.44
Including	13.0	18.6	5.6	2.25	5.06
	289.5	305.0	15.5	1.82	8.42
	398.0	408.5	10.5	1.64	24.46
Including	398.0	404.0	6.0	2.30	39.70

MK07-109	90.0	108.6	18.6	3.11	48.88

MK07-110	5.0	15.0	10.0	2.47	16.85

MK07-111	104.0	113.0	9.0	1.12	2.97

MK07-112	Not sampled

MK07-113	No significant intersections

MK07-114	15.3	23.6	8.3	0.66	3.68

MK07-115	0.0	38.0	38.0	1.06	7.43
Including	31.0	38.0	7.0	2.43	15.89

MK07-116	Not sampled

MK07-117	No significant intersections

MK07-118 to MK07-121	Not sampled

*Holes are not drilled in numerical or sequential order.

Other Exploration Work

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

In addition to the drill work, Buffalo completed a 330 line, 4,000 kilometre airborne geophysical survey over the 220 square kilometre Mt. Kare Property and the adjacent 142 square kilometre 100%-owned EL 1427 property. Results from previous airborne geophysical surveys have successfully identified magnetic anomalies and related structures, with which the known mineralization at Mt. Kare is associated. The new surveys were used to identify additional magnetic anomalies and to define exploration and drilling targets. These were subsequently followed up with surface sampling. The results have been disappointing so far so no new drill targets have been delineated.

Aside from the surface work completed at the project, an induced polarization (“IP”) survey was completed in February 2008 to test the southern extension of the WRZ on EL 1093, which hosts the high grade zone of the Mt. Kare resource. The survey, carried out by Elliot Geophysics International (“Elliot”), followed up on previous work that outlined a broad IP response over the known mineralized zones, open-ended to the south. Elliott employed a different dipole configuration and more powerful transmitter compared to the previous survey, providing good quality readings and increased depth penetration. Modelling of the new data by the GeoDiscovery Group in Brisbane indicates that a +400 metre wide, 300 metre deep, strong chargeability anomaly extends southward for at least 250 metres beyond the most southerly line of drilling on Mt Kare. The anomaly is interpreted as being a response to sulphide mineralization and defines a previously untested portion of the Mt Kare gold-bearing epithermal system. This new anomaly is being reviewed to define drill targets and has the potential to add incremental ounces to the existing resource of 1.7 million ounces gold.

Proposed Exploration

The Company is awaiting final government approval of EL1575, which is south and west of EL1427 and EL1093. The area of EL1575 is approximately 200 square kilometres. Surface mapping and sampling including stream sediments, soils, BLEGs and ridge and spur will continue until all of the licenses have been sufficiently tested. Buffalo is also compiling an exploration program to follow up on the IP Survey results from the southern extension of the WRZ.

Expenses

The Company incurred the following expenses on the Mt. Kare Property as follows:

Year ended December 31	2007	2006

Drilling and sampling	$ 1,996,164	$ 2,065,745
Geological, geochemical, geophysics	1,091,514	569,328
Communications	246,662	79,121
Helicopter and transport	2,506,816	2,053,563
Salaries	609,425	304,344
Fuel	302,446	530,975
Accommodation and meals	300,707	247,964
Supplies	374,519	-
Automotive	-	420,060
Legal fees	147,640	99,083
Travel	187,439	161,416
Consulting	652,569	463,589
General	257,472	172,047
Total	$ 8,673,373	$ 7,167,235

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Osilo

With the acquisition of Sargold, the Company acquired the Osilo advanced exploration project, a 400 hectare property in northern Sardinia. The Osilo deposits are about 220 kilometres north from the Furtei Mine, mainly along a good divided highway.

LEGEND:
Pliocene Basalt
Miocene Limestone
Oligo-Miocene
Dacite
Andesite
Faults
QuartzVeins
Location
N
S
W
E
Punta Tinteri
Nidu de Crovu
Sa Marchesa trend
NULVI
Punta Padronu
Mariscalcu
MonteLuju-SaEna
Cherena
OSILO
Dotti
Pala Edra
Fieldies
Bunnari
Checco
CheccoS.
PedraBianca
Pireddu
M.T robes
SaPaladesaFae
Sa Maddalena
SuAchileddu
PedraCanarza
0
5km

OSILO GEOLOGICAL MAP AND PROSPECT AREAS

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

N 4520000
N 4518000
N 4516000
N 4514000
N 4512000
N 4510000
N 4508000
N 4506000
N 4504000
N
W
E
S
SA MARCHESA
MONTE MARISCALCU
PALA EDRA
BUNNARI
MONTE LUJU
PEDRA BIANCA
FIELDIES
PEDRA CANARZA
SA PALA DE SA FAE
0
2 km
E 1470000
E 1472000
E 1474000
E 1476000
E 1478000
E 1480000
E 1482000

GROUND MAGNETICS AND VEIN LOCATION MAP

Historical work on the project delineated a series of low sulphidation high-grade epithermal gold veins providing a resource that is open for expansion. The Company has done no work on this project and has not yet formulated an exploration plan.

Monte Ollasteddu

With the Sargold merger, the Company also acquired the earlier stage Monte Ollasteddu exploration project, a 497 hectare property, in southern Sardinia. The Monte Ollasteddu deposits are located 60 kilometres east of the Furtei Mine on the east side of Sardinia. Some of the deposits extend in an important military installation and hence further drilling and resource development may not be possible.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

GennaUreu
16g/tAu
Sb,Ag
New soil
anomaly
Monte Ollasteddu
57g/tAu
Au,As
GennaQuaddari
0.81g/tAu
Sb
Corti Rosas
6g/tAu
As,Pb
Baccu Locci
12g/tAu
Baccherutta
8g/tAu
As,Pb
Sb
Villasalto
2g/tAu
0
10KM
LEGEND:
Post Mineralisation Cover
Undifferentiated Palaeozoic Sediments and Volcanics
Best Rock Chip Results
Main Fault Structures
Main overthrusts
Old Sb-As Mines

LOCATION DIAGRAM - MONTE OLLASTEDDU AND THE EASTERN PALAEOZOICS

Historical work identified multiple anomalies in soils and trenching, making this project highly prospective for defining new gold resources. The Company has done no work on this project and has not developed an exploration plan.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Corridors

Description

The Company is targeting high-grade epithermal gold deposits on the 100% owned Corridors Project in Queensland, Australia. The Company has secured an agreement with BHP Billiton for exclusive use of a recently flown FALCONTM survey. This airborne gravity gradiometer data has been valuable in highlighting quality targets. The eight permits cover 83,000 hectares.

Situated in the Drummond Basin, the Corridors Project has been the subject of a detailed surface geochemical sampling program. The program has identified two strong gold anomalies one of which has been followed-up by a shallow drill program and completed in September 2007.

2007 Exploration

Corridors was the subject of a detailed surface sampling program by the Company in 2006 and follow-up program in early 2007. The program identified two strong gold anomalies and one has been drill tested. The Company has drilled approximately 2,500 metres of a 7,000 metre RAB/RC (rotary air blast/reverse circulation) program.

Assay results have been received from the recent drilling program on the Langton and Dalton Tank tenements where the Company is searching for high-grade multimillion ounce epithermal deposits similar to the Pajingo mine (held until recently by Newmont) and bulk-tonnage, medium-grade deposits like the historic Mt. Leyshon mine. Ninety RAB holes were drilled for a total of 2,523 metres. The holes tested numerous high priority targets beneath cover rocks based on a combination of surface soil/auger geochemistry, magnetics and FALCONTM gravity signatures. The drill line over the central geophysical and geochemical anomaly at Langton located a zone approximately 200 metres wide of anomalous gold. This includes two samples over 0.10ppm (the highest at 0.25ppm) with anomalous arsenic, lead and zinc. Several other holes in the line also returned gold over 0.01ppm with elevated lead and zinc.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Planned Work

The Company plans to follow up on the remaining gold anomalies at the Corridors project using a shallow drill program to be conducted in May or June 2008 but field access to the area may be hindered for several months following the heavy rain that has resulted in regional flooding. The 2008 budget is currently being reassessed.

Expenses

The Company incurred the following expenses on Corridors as follows:

Year ended December 31	2007	2006

Drilling and sampling	$ 112,821	$ 13,565
Geological, geochemical, geophysics	101,255	22,503
Land use permits	47,795	44,734
Consulting	-	23,489
Total	$ 261,871	$ 104,291

Oakland Park and Golden Gate

Description

Interpretation of geophysical data has resulted in the recognition of the potential extension of the Croydon Goldfield in Queensland, to the northwest of the Company’s Golden Gate Project. A new 100% Company title, named Oakland Park, has been granted together with a new application, named Oakland Park West over the area which has received limited prior exploration due to a likely thin cover of sediments. Major structure is evident in the magnetics data, which strikes into Oakland Park from the contiguous Golden Gate Project. The Oakland Park and Golden Gate cover 121,900 hectares

2007 Exploration

The Company has not completed any surface work to date on the Oakland Park or Golden Gate properties other than geophysical interpretation. Work at Golden Gate has comprised collation of previous drill data for the definition of drill targets.

At Oakland Park, EPM15826 has been granted but EPM17360 is still under application and a draft native title agreement has been received from the QLD Nth Lands Council for these tenements and EPM 15381 (Golden Gate). The absence of drill rigs in Queensland has delayed drilling of this project but Buffalo is looking at the possibility of sharing a drill rig with Bondi in the spring. Targets identified include down-dip extensions of the historically mined high-grade stopes and extensions of the main line of lode along strike to the north and west.

Planned Work

The work plan for 2008 will include finalising a drilling program for both properties. The budget for 2008 is currently being reassessed.

Expenses

The Company incurred the following expenses on Oakland Park and Golden Gate properties as follows:

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Year ended December 31	2007	2006

Geological, geochemical, geophysics	$ 8,533	$ -
Land use permits	31,552	-

Total	$ 40,085	$ -

Cadarga

Interpretation of geophysical data has resulted in the recognition of several targets in the Queen May Goldfield in Central Queensland. A new 100% owned Company title, named Cadarga, has been lodged over the area which has received limited prior exploration and drilling. The Cadarga tenement covers 23,600 hectares.

2007 Exploration

The Company has not completed any surface work to date on the Cadarga property other than geophysical interpretation. Work at Cadarga has comprised collation of previous reports and geophysical data interpretation for the definition of drill targets.

A new exploration permit has been granted in the May Queen Goldfield of Queensland. The permit comprises 236 square kilometres and lies approximately 90 kilometres southwest of the Mount Rawdon gold mine. A number of known gold occurrences within the application have been drilled by previous explorers with results including one metre at 149 g/t gold, one metre at 71.7 g/t gold and four metres  38.7 g/t gold less than 40 metres from surface.

Planned Work

The Company has identified a number of targets in the magnetic data and beneath cover rocks which will be drill tested in 2009. The work plan for 2008 will include collation of previous work. The budget for 2008 is currently being reassessed.

Expenses

The Company did not incur any expenses on the Cadarga Projects in 2007 or 2006.

Palmer River

Interpretation of geophysical data has resulted in the recognition of numerous targets west of the Palmer River Goldfield in North Queensland. The 19 wholly owned Company titles, named Palmer River Project, have been lodged over the area, which has received limited prior exploration. The Palmer River tenements cover 443,000 hectares.

2007 Exploration

The Company has not completed any surface work to date on the Palmer River properties other than geophysical interpretation.  Work at Palmer River has comprised geophysical data interpretation for the definition of drill targets.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Planned Work

The work plan for 2008 will include collation of previous work. The budget for 2008 is currently being reassessed.

Expenses

The Company did not incur any expenses on the Palmer River Project in 2007 or 2006.

The Company continues to focus on developing its gold assets; however, it follows a growth strategy that includes the opportunistic acquisition of undervalued projects that can be subsequently leveraged through sale or joint venture. The following projects are considered non-core assets for Buffalo.

EXPLORATION PROPERTIES – URANIUM

As described in Items 4A and 4B above, in November 2007, the Company transferred all of its Australian uranium assets to Bondi in exchange for a 42% stake in that company. Under the terms of the arrangement, Bondi acquired 100% of the Company’s Australian uranium portfolio, which was made up of ten granted tenements and 13 applications totalling 15,085 square kilometres in three major uranium provinces in the Northern Territory and Queensland.

In consideration for acquisition of the portfolio, Bondi issued 25,000,0000 of its fully paid ordinary shares to the Company along with 5,000,000 options to subscribe for ordinary shares at $0.60 per share with an exercise period that expires in August 2009. Buffalo also nominated Damien Reynolds and Mark Dugmore to the board of directors of Bondi.

Bondi has indicated that it is committed to advancing the uranium portfolio and has undertaken an exploration program in 2008.

Murphy Ridge

The Company completed an airborne electromagnetic (“EM”) survey over the Murphy Ridge uranium properties. The survey results identify numerous strong conductive and radiometric signatures. Bondi plans to follow up these results with a detailed surface sampling program.

Expenses

The Company incurred the following expenses on the Murphy Ridge Property as follows:

Year ended December 31	2007	2006

Geological, geochemical, geophysics	$ 17,084	$ 142,015
Land use permits	16,336	16,019
Consulting	6,465	33,280

Total	$ 39,885	$ 191,404

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Maureen North

The Maureen North uranium-gold project comprised of thirteen 100% owned exploration permit applications which cover more than 4,000 square kilometres with potential for hosting uranium and gold deposits in the Georgetown-Townsville uranium field of Queensland.

Expenses

The Company incurred the following expenses on Maureen North as follows:

Year ended December 31	2007	2006

Geological, geochemical, geophysics	$ 3,144	$ -
Land use permits	155,969	-
Consulting	1,985	-

Total	$ 161,098	$ -

Juntala

The Juntala project was an exploration licence covering approximately 800 square kilometres and is located in the Georgetown-Townsville uranium field.

A high amplitude uranium channel radiometric anomaly strikes for over 35 kilometres within the basement rocks of the Juntala Project area. Technical review of the project has highlighted the potential of the area for a sandstone-hosted roll-front uranium deposit within the package of sedimentary rocks. This package has over 50 kilometres of strike length of favourable sedimentary rocks.

Expenses

The Company incurred the following expenses on the Juntala project as follows:

Year ended December 31	2007	2006

Geological, geochemical, geophysics	$ 719	$ -
Land use permits	1,064	-
Consulting	826	-

Total	$ 2,609	$ -

Lake Amadeus and Lake Neal

The Lake Amadeus and Lake Neal projects in the Northern Territory have potential for a sedimentary uranium deposit in calcrete or clays, similar to deposits found in Western Australia.

The Lake Amadeus and Lake Neal projects are comprised of three exploration licence applications covering over 2,000 square kilometres with high amplitude surface uranium anomalies striking for in excess of 60 kilometres. The Company has interpreted the uranium channel within the detailed radiometrics data available and identified more than 20 anomalies.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Expenses

The Company did not incur any expenses on the Lake Amadeus and Lake Neal projects in 2007 or 2006.

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

Expenses

The Company incurred (generated a recovery of) expenses on Eromanga as follows:

Year ended December 31	2007	2006

Drilling and sampling	$ -	$ 821
Geological, geochemical, geophysics	2,425	837
Land use permits	(67,192)	79,760
Consulting	-	16,828

Total	$ (64,767)	$ 98,246

Mt. Hogan

The Mt. Hogan project was located in northeast Queensland approximately 135 kilometres south of the Maureen uranium deposit. The Mt. Hogan project contains high-grade uranium mineralization in altered pyritic metasediments in contact with highly radioactive granite.

Expenses

The Company did not incur any expenses on the Mt. Hogan project in 2007 or 2006.

EXPLORATION PROPERTIES - NICKEL

Hannah 1

Description

The Hannah 1 target was first discovered by a major Australian mining company, but drill testing failed to reach target due to technical difficulties. From geophysical modelling, the target depth had been estimated to be at 450 metres.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

The Hannah 1 project is located along major structure, approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally this area had character in magnetics data that suggests it could contain several significant deposits hosted by mafic rocks.

2007 Exploration

The Company completed a single deep diamond drill hole at the Hannah 1 base metal prospect. The hole intersected disseminated sulphides at the target depth of 425 metres, with the zone continuing for more than 200 metres. Assay results from the core were not anomalous even with the presence of pyrite. Petrographic work on the samples determined that the environment was not ideal to host nickel, platinum group metals or other base metals of economic interests.  Further drilling is not required and two of the titles have been dropped.

Planned Work

Following evaluation of drill results, the Company decided to stop work on this property and wrote off the accumulated acquisition costs.

Expenses

The Company incurred the following expenses (recoveries) on the Hannah 1 Property as follows:

Year ended December 31	2007	2006

Drilling and sampling	$ 9,063	$ 200,995
Geological, geochemical, geophysics	3,024	33,223
Land use permits	(948)	45,122

Total	$ 11,139	$ 279,340

Rawlinna

The Rawlinna project is an extension of the Hannah 1 area. The Company holds two granted and five exploration licence applications along the Fraser Mobile Belt covering significant targets. Rawlinna project covers 123,200 hectares.

The Rawlinna project is located along major structure, approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally this area had character in magnetics data that suggests it could contain several significant deposits hosted by mafic rocks.

2007 Exploration

The Company has completed detailed geophysics interpretation and identified a number of targets warranting air and ground geophysics and drill testing.

Planned Work

Upon granting of all exploration licences the Company will carry out detailed air and ground geophysics surveys to locate drill collar positions followed by drill testing of individual targets. The budget for 2008 is currently being reassessed.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Expenses

The Company incurred the following expenses on the Rawlinna project as follows:

Year ended December 31	2007	2006

Geological, geochemical, geophysics	$ 1,386	$ -
Land use permits	31,821	-
Consulting	3,031	-

Total	$ 36,238	$ -

EXPLORATION PROPERTIES – SILVER & BASE METALS

Woodmurra and Callabonna

Description

These two projects are considered to be prospective for silver-zinc-lead deposits. The four granted permits are 100% owned by the Company and comprise two new project areas named Woodmurra and Callabonna, which are located approximately 50 kilometres east of Oodnadatta, SA (300 kilometres northwest of the giant Olympic Dam copper-gold-uranium mine) and 200 kilometres NNW of Broken Hill respectively.

The four permits cover an area of approximately 196,000 and 130,000 hectares respectively of unexplored terrane prospective for buried large silver-zinc-lead deposits. Only one previous drill-hole has tested the basement in the immediate vicinity of the Company’s permits at Woodmurra and encountered high grade metamorphic rock types which would be expected in a sequence that hosts large base metal deposits.  To the west of the Woodmurra permits, the outcropping rocks contain unusual garnet-bearing rocks which are also a hallmark indicator of a prospective sequence.

2007 Exploration

The Company completed a detailed geophysical interpretation of the area defining areas of interest for focused ground work and drilling.

Planned Work

The Company proposes to carry out detailed ground gravity followed by ground magnetics and drill testing of a range of targets in four to five holes. The budget for 2008 is currently being reassessed.

Expenses

The Company incurred the following expenses on Woodmurra and Callabonna as follows:

Year ended December 31	2007	2006

Geological, geochemical, geophysics	$ 7,734	$ -
Land use permits	18,039	-
Consulting	6,300	-

Total	$ 32,073	$ -

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Red River

Description

This project is considered to be prospective for very large Potosi-style silver-tin deposits.

Four granted exploration permits and seven new permit applications are 100% owned by the Company and comprise a new project area named Red River, which is located north and west of the North Maureen project.

The eleven permits cover an area of approximately 307,000 hectares of an unexplored terrane prospective for buried large silver-tin deposits. Drilling by a competitor exploration company has confirmed the prospectivity if this terrane with a significant intersection of 133 metres grading 18.3 g/t Ag, 0.15% Sn, 1.1% Zn and 0.36% Cu beneath younger cover sediments.

2007 Exploration

The Company completed a detailed geophysical interpretation of the area defining 16 target areas of interest for focused ground work and drilling.

Planned Work

The Company proposes to progress these applications through to grant in 2008. The budget for 2008 is currently being reassessed.

Expenses

The Company incurred the following expenses on Red River as follows:

Year ended December 31	2007	2006

Geological, geochemical, geophysics	$ 269	$ -
Land use permits	8,600	-

Total	$ 8,869	$ -

EQUITY INVESTMENT PORTFOLIO

The Company invests in other junior resource companies as part of its strategy for continued growth for its shareholders. In addition to the transaction with Bondi described above, Buffalo made significant investments into two junior gold explorers in 2007.

Kinbauri Gold Corp.

Kinbauri owns the El Valle Mill and auxiliary facilities, the El Valle and Carles Mines and two other properties within the Rio Narcea Gold Belt in northwestern Spain.

The Company’s immediate focus is to upgrade resources to reserves and complete a mine development plan at El Valle in order to commence production of gold and copper at the mine and mill complex there in 2010.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

The total NI 43-101 (November) resources at El Valle/Carles now stand at 1,828,580 ounces gold (9.0Mt at 6.3g Au/t) and 136.8M pounds copper (8.1Mt at 0.8% Cu). A follow-up 23,000 metre in-fill drill program is in progress and will form the basis for detailed mining plans and pre-production development, which in turn will result in full production at El Valle/Carles of approximately 145,000 ounces of gold equivalent per year by 2010.

Kinbauri owns six other mining properties: Corcoesto, also in northwestern Spain, (340,000 ounces); along with five North American precious metals properties in Ontario, Quebec and Nevada which it is planning to joint venture.

Buffalo was a major shareholder of Kinbauri, holding a 26% interest at December 31, 2007, although the Company has sold all of its ownership position in 2008. Buffalo's CEO, Brian McEwen, sits on Kinbauri's board of directors.

AMI Resources Inc.

AMI is an exploration and development stage company, which has exploration activities in Ghana, West Africa. AMI, through its operating subsidiary AMI Africa Exploration Ltd., holds two contiguous concessions, Anuoro (Praso) and Beposo, which cover 15 kilometres of strike length along the prolific Ashanti Trend. AMI’s concessions cover approximately 166 square kilometres within this trend and are jointly referred to as the North Ashanti Project. AMI has spent approximately $4,000,000 to date exploring and developing this project. This intensive and ongoing exploration activity included soil geochemistry, magnetic survey, trenching and drilling.

The Company acquired 1,445,500 of AMI in 2007 and a further 5,724,500 shares of AMI in 2008. Accordingly, Buffalo is now a major shareholder of AMI, holding an estimated 22% of AMI’s capital based on AMI’s issued and outstanding shares at December 31, 2007.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

This item is not applicable as the Company is not an accelerated filer, a large accelerated filer, or a well-known seasoned issuer and has no pending comments from the staff of the Commission.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

Year Ended December 31, 2007

In this discussion of Buffalo’s results of operations and financial condition, financial amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

Mining Activities

The Company is in the development stage and accordingly has capitalized mining expenses (net of related revenues). As a consequence, the Company has not recognized any mining revenues or expenses in its statement of operations. Since the purchase of Sargold on October 30, 2007, the Company capitalized $490,000 in net mining costs.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Exploration Expenses

In the year ended December 31, 2007, the Company spent $9,312,000 on exploration activities compared to $7,887,000 in the year ended December 31, 2006. Of this amount, 93% was incurred developing the Mt. Kare Property, about the same proportion as in the prior year. In addition to the ongoing camp expenses at Mt. Kare, the Company planned and undertook a ground exploration program, the results of which are summarized above. The exploration activities on other properties were much more limited, with most of the effort being expended on the Company’s Australian gold and uranium properties.

The Company expects exploration expenditures to continue at reduced levels in fiscal 2008 as the Company completes a financing and plans exploration on the Sardinian properties.

Administrative Expenses

In the year ended December 31, 2007, the Company incurred administrative expenses of $4,622,000 compared to $6,684,000 in the year ended December 31, 2006. The decrease was primarily attributable to lower investor relations activities and stock-based compensation in the current period offset by higher professional fees. In aggregate, administrative fees excluding stock based compensation were broadly comparable between 2006 and 2007.

Consulting fees increased from $872,000 in the year ended December 31, 2006 to $955,000 in the year ended December 31, 2007. The increase was due to consulting work undertaken in respect of the Sargold purchase and planning future operations in Sardinia. Investor relations decreased from $735,000 in 2006 to $443,000 in 2007 as the Company reduced its corporate communications programs. An increase in consulting fees (caused by Sargold-related work, but offset by staff being deployed more effectively or shared with related companies) and professional fees (caused by possible M&A activity) was offset by savings in investor relations due to a lower level of corporate communications activity.

The Company incurred $1,549,000 in stock-based compensation expense in the year ended December 31, 2007, as compared to $3,883,000 in the year ended December 31, 2007. The decrease is a reflection of the size of option awards and the trading price of the Company’s stock, which was much lower in 2007.

The Company’s administrative expenses, excluding stock-based compensation, are a little higher in the fourth quarter of 2007 due to year-end accruals and expanded staff following the Sargold merger. The Company expects that administrative expenses in 2008 will be broadly comparable to 2007.

Other Items

During the year ended December 31, 2007, the Company recorded a loss of $1,902,000 on the sale of marketable securities (shares held in other resource companies). The Company also recorded an other comprehensive loss of $414,000 relating to unrealized losses on holding marketable securities.

Following the purchases of equity interests in Kinbauri and Bondi, the Company records its share in the loss recorded by these companies. It is necessary to adjust this loss as these companies have different accounting policies from Buffalo. Buffalo’s 26% interest in the loss of Kinbauri was $1,171,000 and its 42% interest in the loss of Bondi was $391,000.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

The Company earned $236,000 (2006 - $286,000) of interest income from investments from excess cash. The Company’s invested capital has diminished considerably since the beginning of the year following expenditures on operating and investing activities.

The Company recorded a foreign exchange loss of $1,627,000 for the year ended December 31, 2007 (2006 - $767,000). About 40% of the loss in 2007 is due to holding investment funds in United States dollars and most of the balance to the effect of exchange rate changes on liabilities of the Company’s subsidiaries denominated in Papua New Guinea kina, euros and Australian dollars. The Company is currently affected by changes in exchange rates between the Canadian dollar, euro, Australian dollar and Papua New Guinea kina, with changes in the value of the euro having the most significant effect.

Income Taxes

In the year ended December 31, 2007, the Company recognized future income taxes of $1,381,000. When the Company sold its uranium portfolio to Bondi, it generated a gain on sale but was able to defer paying taxes on the gain until it sells the Bondi shares received. The future income tax provision largely represents the taxes that will have to be paid on the eventual sale of the Bondi shares.

Net Loss

The net loss for the year ended December 31, 2007 was $14,456,000 or $0.22 per share as compared with a net loss for the year ended December 31, 2006 of $13,671,000 or $0.42 per share.

Change in Financial Position

On a net basis, operating activities in the year ended December 31, 2007 consumed cash of $13,930,000 compared to $10,176,000 for the comparative period in 2006. Included in the $14,456,000 loss for the period, were five large items that did not have an operating cash flow impact: (1) the loss on sale of marketable securities; (2) gain on sale of Australian uranium properties; (3) future income tax recovery; (4) the equity interest in the loss of Kinbauri and Bondi; and (5) stock-based compensation. The remaining reconciling items were comparatively small.

In the year ended December 31, 2007, the Company generated $4,434,000 of cash from financing activities, being share subscriptions from a private placement and the exercise of stock options and warrants. The Company also borrowed $600,000 on a short-term basis from related parties, which it repaid in the year. In the comparative period, the Company generated $27,425,000 of cash from financing activities, net of commissions and legal fees from the April and September 2006 private placements.

The Company generated $9,187,000 from investing activities in the year ended December 31, 2007, largely due to the sale of marketable securities ($18,342,000), most of which were bonds with an original maturity of more than 90 days that had been purchased in 2006. Offsetting this cash inflow were purchases of marketable securities ($2,577,000) and the equity investment in Kinbauri ($5,637,000).  The remaining investing activities were not as financially significant but included a loan of $300,000 to Longview which was repaid in 2008, advances to subsidiaries prior to acquisition of $447,000 and development property expenditures of $433,000. In the comparative period the Company spent $19,415,000 in investing activities, mostly on marketable securities for the acquisition of exploration properties, largely associated with option payments for Mt. Kare, and for acquisition of subsidiaries.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

The Company had a cash balance of $1,065,000 at December 31, 2007, as compared to a cash balance of $1,369,000 at December 31, 2006.

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

The most significant increases in operating expenses were personnel related: consulting fees increased from $151,000 in the year ended December 31, 2005 to $872,000 in the year ended December 31, 2006. Investor relations increased from $nil in 2005 to $735,000 in 2006 as the Company communicated corporate developments to the investment community. The Company incurred $3,883,000 in stock-based compensation expense associated with the award of stock options to directors, employees and contractors, compared to $661,000 in 2005. The increase in expenses for year end was a function of the increased activity, as discussed above for the period.

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

B.

Liquidity and Capital Resources

The Company does not have sufficient resources to fund its operations for 12 months and will be required to raise further capital. The Company's activities to date have been funded through the sale of share capital. While the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations, there are no assurances that the Company can continue to obtain such financings; failure to obtain funding would result in the curtailment of mining, mining development and exploration activities until such financing could be obtained.

In March 2007, the Company issued 17,000,000 common shares to Longview as consideration for the Mt. Kare Property. The shares had a value of US$0.90 per share, being the closing price on the date of issue, for an aggregate value of $15,298,000. The value of the shares and the related future income tax liability have been included in the cost of the Mt. Kare Property. The 17,000,000 common shares issued to Longview are subject to escrow and will be released from escrow over an 18-month period.

In June 2007, the Company issued 3,521,648 common shares to Madison as consideration in respect of the Mt. Kare Property. The shares had an aggregate value of $3,375,502.

In December 2007, the Company completed a brokered private placement of 8,670,000 units at a price of $0.45 per unit to generate gross proceeds of $3,901,500. Each unit comprises one common share and a half-warrant with each whole warrant exercisable to purchase a common share at $0.75 for a period of two years. The Company incurred offering costs of $273,105.

The Company generated $124,515 from the exercise of 300,000 stock options exercisable at between US$0.35 and US$0.45 per share.

The Company generated $195,618 from the exercise of 280,456 share purchase warrants at prices between US$0.50 per share and US$1.25 per share.

At December 31, 2007, the Company’s working capital deficiency was $2,122,000, down from working capital of $19,577,000 at December 31, 2006. The decrease was due primarily to cash consumed by operations and the purchase of marketable securities and an equity interest in Kinbauri. A further contribution to the deficiency was the assumption of over $6 million in net current liabilities on the merger with Sargold.

The Company is currently in discussions with a party to provide debt financing. If successful, this would be used to fund the Furtei operations and, in particular, development of underground mining. The Company owns shares in publicly traded companies which it can sell to generate cash to fund operations. The Company also owns warrants in publicly traded companies that are currently in the money, which it could exercise.

Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. The Company has not made any commitments for capital expenditures. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements, debt offerings and its planned development of its properties.

In addition, the Company is committed to issuing common shares, as discussed in “Item 4D. Property, Plants and Equipment – Mt. Kare Property”.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Outlook

We expect that expenses may increase in future quarters depending on the outcome of existing exploration and investment initiatives.

C.

Research and Development, Patents and Licenses, etc.

As the Company is a development-stage company and does not undertake research and development or have any protected intellectual property rights, the information required by this section is inapplicable.

D.

Trend Information

The Company now has a producing property at Furtei, but that property is still in the development stage. The Company’s has only operated the facility since October 2007 and does not have a long enough operating history to establish meaningful trends. In particular, the Company has been taking ore from various deposits on its property and processing them in the plan to establish the best way to extract gold from the ore. Accordingly, an analysis of production, sales and inventory is not applicable.

The principal issue is that the Company has not, to date, established a detailed operating plan that identifies the best use of the deposits. The Canadian National Instrument 43-101 report being prepared by Wardrop (see Item 4.D above) is expected to help in this regard.

E.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing, hedging or research and development services with the Company.

F.

Tabular Disclosure of Contractual Obligations

At December 31, 2007, the Company had no contractual obligations of the type required to be disclosed in this section. The Company must however make payments to maintain its option interests as disclosed in Item 5B above.

	2008	2009	2010	2011	2012 and beyond	Total

Long-term liabilities (1)	$ -	$ -	$7,581,210	$ -	$ -	$7,581,210
Employee entitlement (2)	-	-	-	-	810,987	810,987
Sardinia regional grant repayable (3)	678,762	-	-	-	-	678,762
Obligation to Gold Fields (4)	318,862	-	-	-	-	318,862
Government assistance (5)	1,350,675	-	-	-	-	1,350,675
Asset retirement obligations (6)	100,000	250,000	250,000	500,000	3,517,669	4,617,669
	$2,448,299	$250,000	$7,831,210	$500,000	$4,328,656	$15,358,165

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

1.

Long-Term debt obligations

Progemisa SpA, is due €5,254,512 ($7,581,210), which is repayable when the financial situation of SGM makes it commercially reasonable and economically feasible. This loan does not currently bear interest, and is repayable by SGM in advance of some, but not all monies owed to certain Buffalo subsidiaries.

2.

Employee entitlement

The employee entitlement represents a statutory obligation to SGM’s employees in the event their employment is terminated. This amount may be payable prior to termination in certain circumstances.

3.

Sardinia regional grant repayable

The note payable of $678,762 (€470,448) to the Sardinian Region Financing Institute (“SRFI”) represents a loan received by SGM plus accrued interest. The loan was provided in advance to SGM in lieu of the entitlement SGM may have received under a Sardinian Region Grant (“SRG”) of €1,560,000 for work it was to undertake developing certain underground gold deposits. Through December 31, 2007 as the majority of the advanced funds had not been spent on developing the deposits, SRFI has requested a repayment of the advanced funds plus accrued interest. The Company is in negotiation with SRFI as to a repayment schedule, which would permit the continued operation of the Furtei mine.

4.

Obligation to Gold Fields

The amount due to Gold Fields Netherlands Services BV (“Gold Fields”) relates to a commitment to issue shares in two equal tranches on each of December 22, 2007 and 2008 as part of an earlier exploration property acquisition. The 2007 obligation equates to 280,112 common shares of the Company which to date have not been issued.

5.

Government assistance

Government assistance represents an obligation assumed with the acquisition of Sargold and relates to funds previously received from Italian government agencies towards certain exploration work on the Furtei and Osilo properties. Repayment is contingent upon developing deposits to the point of production at which time repayment terms will be determined.

6.

Asset retirement obligations

The Company has recorded a liability for asset retirement obligations of $4,617,669 at December 31, 2007. Asset retirement obligations represent the legal and contractual obligations associated with the termination of the Company’s license to mine the Furtei Property. These obligations consist of costs associated with filling unused pits, replanting vegetation and removing the Company’s processing facility. Environmental regulations and the related body of law are continually developing and are generally expected to become more restrictive. Newly enacted regulations or interpretations of the law could materially increase the Company’s asset retirement obligations.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Damien Reynolds

Mr. Reynolds is the executive chairman of the board of directors and was the chief executive officer from October 2004 to September 2007, having also assumed the role of president on an interim basis from March to June 2006. He has been involved in the junior resource sector for 20 years, most recently as executive chairman of Tournigan Gold Corporation from September 2005 to October 2006 and president of Tournigan Gold Corporation from 1999 to September 2005.  He has been a self-employed business executive since 1991 and is currently chairman and CEO of Longview Capital Partners Inc. Mr. Reynolds is 41 years old.

Brian McEwen

Mr. McEwen has served as the Company’s president since May 2006 and chief executive officer since September 2007 and was the chief operating officer from May 2006 to August 2007. He is a mining geologist with more than 25 years of exploration and production experience in open-pit and underground mining properties and operations throughout the world. Mr. McEwen’s project experience includes project management, economic evaluations, reserve evaluations, mine planning, and detailed geology for various gold, copper, lead, zinc, industrial minerals, coal and oil sands companies. Mr. McEwen in 50 years old.

Simon Anderson

Mr. Anderson has been the secretary and chief financial officer of the Company since May 2004.  Mr. Anderson is a Chartered Accountant, and from 1994 to 1996 was a partner with BDO Dunwoody, an international accounting and consulting firm, where he specialized in mergers, acquisitions and valuations.  Since 1996, Mr. Anderson has been a 50% owner and vice president of MCSI Consulting Group.  He has served as a director or senior officer of a number of public companies since 1996.  Mr. Anderson is 47 years old.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Mark Dugmore

Mr. Dugmore, Gold FX’s managing director, was appointed as Buffalo’s vice-president corporate development in March 2006.  Mr. Dugmore holds a master’s degree in exploration and mining geology from James Cook University, Australia and has 20 years global experience in the mining and minerals exploration industry. This experience includes serving as manager for Australia/Asia/Africa and global base metals for BHP Minerals and as an independent consultant providing advice to the mining industry and government.  Mr. Dugmore is 44 years old.

James G. Stewart

Mr. Stewart is a director of the Company.  Mr. Stewart is a lawyer who has practiced law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 50 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company.  He is a consulting geologist who, through his company, Lakehead Geological Services, Inc., provides geological consulting services for a number of Canadian private and public companies including Madison Enterprises Ltd. and Oromin Explorations Ltd.  Mr. Turnbull is 45 years old.

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

B.

Compensation

During the fiscal year ended December 31, 2007, the Company paid or accrued a total of $761,044 in compensation to its directors and officers. This amount does not include the fair value of stock options granted to or exercised by such directors and officers. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 2007 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company under applicable Canadian laws.

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

Cash and Non-Cash Compensation – Executive Officers and Directors

The Company currently has four executive officers: Damien Reynolds, chairman, Brian McEwen, president and chief executive officer; Simon Anderson, chief financial officer and secretary, and Mark Dugmore, vice president corporate development. Mr. John Tully was an executive officer until his death in March 2006. The Company compensated a company beneficially owned by the estate of John Tully in 2007. As noted above, Mr. Turnbull and Mr. Stewart are non-executive directors of the Company.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal year ended December 31, 2007 in respect of the individuals who were, at December 31, 2007, the Company’s directors and members of management:

Summary Compensation Table

For the Year Ended December 31, 2007	Salaries, Consulting and Professional Fees	Contingent or Deferred Compensation
Damien Reynolds, chairman of the board and director[1]	$ 181,500	$ nil
Brian McEwen, president, chief executive officer and director[2]	169,044	$ nil
John Tully, former president, chief executive officer and director[3]	101,500	$ nil
Simon Anderson, chief financial officer[4]	49,500	$ nil
Mark Dugmore, vice president corporate development	76,500	$ nil
James G. Stewart, director[5]	121,500	$ nil
Douglas Turnbull, director[6]	61,500	$ nil

	$ 761,044

(1) In 2007, Mr. Reynolds was paid through Feehily, MacPhedra, OldField, Reynolds Ltd. a company beneficially owned by Mr. Reynolds.
(2) In 2007, Mr. McEwen was paid through Brian R. McEwen Consulting Inc., a company beneficially owned by Mr. McEwen.
(3) In 2007, was paid to John. V. Tully & Associates Inc., a company beneficially owned by the estate of Mr. Tully.
(4) In 2007, Mr. Anderson was paid through MCSI Consulting Services Inc., a company 50% owned by Mr. Anderson.
(5) In 2007, Mr. Stewart was paid through J.G. Stewart Law Corp. Ltd., a company owned by Mr. Stewart.

(6) In 2007, Mr. Turnbull was paid through Lakehead Geological Services Inc., a company controlled by Mr. Turnbull. In addition, Lakehead Geological Services Inc. received $23,108 in respect of consulting services provided by individuals other than Mr. Turnbull.

Option Grants in Last Fiscal Year

The Company granted stock options during the fiscal year ended December 31, 2007 to its officers and directors as follows:

Name	Stock Options Granted (Common Shares)	Purchase Price	Exercise Price	Expiration Date
Damien Reynolds	1,100,000	nil	$0.53	Dec 4, 2012
Brian McEwen	700,000	nil	$0.53	Dec 4, 2012
Simon Anderson	100,000	nil	$0.53	Dec 4, 2012
James G. Stewart*	350,000	nil	$0.53	Dec 4, 2012
Douglas Turnbull	200,000	nil	$0.53	Dec 4, 2012
Mark Dugmore	100,000	nil	$0.53	Dec 4, 2012

* granted to JG Stewart Law Corp., a company controlled by James G. Stewart

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Pension and Retirement Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

In November 2007, the Company entered into an agreement with Brian R. McEwen Consulting Inc. in respect of Mr. McEwen’s services. The agreement provides for annual compensation of $212,600. The agreement may be terminated on 30 days notice by the Company.

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

During the year ended December 31, 2007, the Company cancelled 500,000 stock options held by directors with an exercise price of US$2.08 per share and awarded new stock options at $0.53 per share to the same individuals. The cancellation and issuance were treated as a repricing of stock options for accounting purposes.

C.

Board Practices

The directors of the Company hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election. Damien Reynolds has been a director of the Company since October 2004, its chairman since October 2004. James G. Stewart was the secretary of the Company from May 1998 until he resigned in April 2003, and has been a director of the Company since November 1999.  Douglas Turnbull has been a director of the Company since June 2001. John Tully was a director of the Company until his death in March 2006. Mr. Park was a director of the Company from March 2006 until May 2006. James Walchuk was a director of the Company from February 2006 until April 2008. Brian McEwen has been a director of the Company since June 2006.

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

The Company’s audit committee is comprised of James G. Stewart, Douglas Turnbull and Brian McEwen. The audit committee is appointed by the board of directors and its members hold office until removed by the board of directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The audit committee operates under the terms of an audit committee charter. In summary, the audit committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the board of directors whether or not to approve such statements.  At the request of the Company’s auditors, the audit committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the board of directors or the shareholders of the Company.

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

D.

Employees

During the fiscal year ended December 31, 2007, the Company had an average of five employees, all of whom worked out of the Company’s head office. Of the five employees, three worked in management and two in accounting. The Company was also responsible for a further employee associated with its Mt. Kare Property, although the Company did not directly employ him. Some employees were engaged either through a management company or as consultants. At the end of the fiscal years ended December 31, 2007, 2006 and 2005, the Company had an average of 50, five and five employees respectively.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in Items 6A and 6B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Name	Number of Common Shares Held at June 13 2008	Number of Options or Warrants Outstanding at June 13, 2008[7]	Beneficial Percentage Ownership[2]	Exercise Price	Expiry Date
Damien Reynolds[2]	-	1,250,000	1.2%	US$0.35	Oct. 5, 2010
				US$0.52	Dec. 4, 2012
Simon Anderson[3]	25,000	325,000	1.3%	US$0.375	Dec. 13, 2010
				US$2.08	Sep 25, 2011
				US$0.52	Dec. 4, 2012
J.G. Stewart[4]	527,411	536,000	1.0%	US$0.50	Apr. 16, 2008
				US$0.35	Oct 5, 2010
				US$1.00	Jul. 26, 2011
				US$0.52	Dec. 4, 2012
James Walchuk	59,500	150,000	0.2%	US$0.45	Feb. 1, 2011
				US$2.08	Sep 25, 2011
Douglas Turnbull[5]	461,044	400,000	0.8%	US$0.50	Apr. 16, 2008
				US$0.35	Oct 5, 2010
				US$0.52	Dec. 4, 2012
Brian McEwen	33,500	940,000	0.9%	US$0.85	May 30, 2011
				US$1.00	Jul 26, 2011
				US$0.52	Dec. 4, 2012
Mark Dugmore[6]	627,165	250,000	0.8%	US$1.05	Mar. 31, 2011
				US$2.08	Sep 25, 2011
				US$0.52	Dec. 4, 2012
Total:	1,733,620	3,851,000	5.2%
1.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 13, 2007, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

2.	This table has been prepared based on 107,177,732 common shares outstanding as of June 13, 2008.
3.	All common shares are held through MCSI Capital Corp. in which Mr. Anderson holds a 50% interest.
4.	All common shares and options are held through J.G. Stewart Law Corporation, which is controlled by Mr. Stewart.
5.	211,044 common shares are held through Lakehead Geological Services Inc., which is controlled by Mr. Turnbull.
6.	Common shares are held by Susan Rosemary Dugmore as Trustee for Gold Investment Trust.
7.	All options were acquired at no cost.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares based on information available to the Company:

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Name	Number of Common Shares Held at May 30, 2008	Percentage of Common Shares Outstanding at May 30, 2008

CDS & Co.	70,041,664	65.5%

Longview Capital Holdings Ltd.	13,588,444	12.7%

Cede & Co.	8,097,071	7.6%

Total:	91,727,179	85.8%

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

2006 to 2007 - The principal change is the increase in the number of shares held through CDS & Co., which increased by about 33 million shares. This was a result of equity issuances for cash, payments on the acquisition of an interest in Madison PNG (see Item 4.D) and the issuance of 21,597,976 common shares to the former shareholders of Sargold as part of the Sargold merger.

No major shareholder has been awarded any special or different voting rights. To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly. The Company is not aware of any arrangement that could result in a change in control of the Company.

As at May 30, 2008 there were 106,897,620 common shares of the Company issued and outstanding.  Based on the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at June 12, 2008, there were 14 registered holders of the Company’s common shares resident in the United States, holding an aggregate 10,308,113 common shares, including 8,097,071 shares held by Cede & Co. This number represents approximately 9.6% of the total issued and outstanding common shares of the Company as at May 30, 2008.

B.

Related Party Transactions

In the period since the beginning of the Company’s preceding three financial years, up to the date of this document, the Company has not entered into any loans with directors, officers or other related parties except for expense advances in the ordinary course of business.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

The Company incurred the following expenses with officers, a former officer, directors, a former director, companies and a law firm in which officers or directors of the Company, or their spouses, hold an interest:

	2007	2006	2005

Consulting fees	$ 557,044	$ 608,175	$ 110,000
Exploration expenses	299,992	43,733	-
Professional fees	120,000	90,000	49,500
Investor relations	144,396	96,107	-
Share issue costs	-	20,000	5,500
Exploration properties	-	10,000	6,250
Salaries	-	91,000	-
Rent and office costs	$ 43,200	$ 52,355	$ 7,775

Included in accounts payable and accrued liabilities at December 31, 2007 is $249,675 (2006 - $277,402) due to officers, a former officer, directors, consulting companies and a law firm in which directors or officers hold an interest. Accounts payable include $644,331 due to Progemisa SpA which holds a 10% minority interest in SGM. Included in receivables is $23,964 due from a company which has a director in common with the Company and $23,986 due from Progemisa SpA.

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

In order to acquire its interest in the Mt. Kare Property, the Company will assume Longview’s obligations under its agreement with Madison as follows:

●

The Company will complete a preliminary feasibility study by January 4, 2007 and pay Madison, in cash or shares at Madison’s election, a total of $500,000 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison PNG, a wholly-owned subsidiary of Madison that is the holder of the Mt. Kare Property. The Company paid $100,000 to Madison in 2005 and a further $200,000 in 2006.

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

The Company issued 17,000,000 common shares to Longview upon the Company having acquired the initial 49% interest in Madison PNG from Madison. In addition, the Company agreed to pay Longview $200,000 in blocks of $50,000 on signing of the acquisition agreement and every three months thereafter until paid, which payments have been made.

In June 2006, the Company entered into an agreement with Longview, Longview Capital Holdings Ltd., Madison, Madison BVI and Madison PNG who all agreed to grant Buffalo an extension of six months to the times within which Buffalo is required to make certain cash payments and produce a preliminary feasibility study, and pursuant to which Buffalo is entitled to exercise the Second Option (as defined in the original agreement with Madison), in consideration for which Buffalo paid  Madison the sum of $150,000.

In June 2007, Buffalo further amended its agreement with Longview, Longview Capital Holdings Ltd., Madison, Madison BVI and Madison PNG to revise the basis on which it will acquire various interests in EL1093. Under this agreement, the Company acquired a 60% interest in Madison PNG (which owns a 90% interest in EL1093) by making a payment of $500,000 (settled with 521,648 common shares) and issuing a further 3,000,000 common shares. This transaction completed in late June 2007.

In conjunction with this transaction, Buffalo has the following options for earning additional interest at Mt. Kare in the future:

a)

The Company may increase its interest to 75% by completing a bankable feasibility study within four years of signing a definitive agreement. The Company is entitled to a one-year extension if it actively carries out exploration work at Mt. Kare and works towards the bankable feasibility study, spending at least $500,000 in each year of the four-year period.

b)

After the Company has earned a 75% interest, it may acquire the remaining 25% at fair market value.

In April 2008, Buffalo decided not to continue with either of the above earn-in scenarios with Madison at Mt. Kare. Instead, Buffalo opted to trigger its joint venture option with Madison, whereby each company must contribute on a pro rata basis to the project costs or be diluted down. The JV will be implemented following a 90-day notice period. Madison has advised the Company that it does not intend to contribute to the joint venture with the result that its ownership interest will be diluted.

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

Premises Rent

In 2006, the Company entered into a premises lease agreement with an arm’s length party in conjunction with Tournigan Gold Corporation, Longview Strategies Incorporated and Bayswater Uranium Corporation, which have one or more directors in common with the Company. The lease calls for basic rent of $1.87 million over the period expiring February 27, 2013. Effective November 1, 2007, the Company was removed from this lease and no longer has any obligation.

Share Escrow

In March 2007, Company received regulatory approval to issue 17,000,000 common shares to Longview on the purchase of a 49% interest in the Mt. Kare property. These common shares are subject to an escrow agreement dated March 8, 2007 between the Company, Computershare Trust Company of Canada and Longview. The common shares issued to will be released from escrow over 18 months from the “Initial Release Date.” The Initial Release Date is defined as the earlier of (1) the date on which the Company receives a preliminary feasibility study on the Mt. Kare property; and (2) the date that the Company acquires any interest in Madison PNG.

Date	Number of Shares
Initial Release Date	4,250,000
Six months after Initial Release Date	4,250,000
Twelve months after Initial Release Date	4,250,000
Eighteen months after Initial Release Date	4,250,000
17,000,000

Longview Loan

In October 2006, the Company agreed to lend Longview Strategies Inc. the sum of $1,813,050. Longview Strategies Inc. has a director and officer in common with the Company and Longview Strategies Inc. owns shares of the Company.  The loan was used by Longview to purchase 2,133,000 units of Madison. Longview was to reimburse Buffalo for its opportunity cost. The loan and borrowing costs were repaid in full including interest of $10,488.

In November 2007, the Company borrowed $450,000 from Longview Incorporated, a shareholder which has a director in common with the Company. The loan bore interest at 8% and was repaid in the year ended December 31, 2007.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Kyoto Loan

In November 2007, the Company borrowed $150,000 from Kyoto Planet Group (“Kyoto”), a company with a director in common with the Company. The loan bore interest at 8% and was repaid in December 2007.

In December 2007, the Company lent $300,000 to Kyoto, which has a director in common with the Company. The loan bears interest at 8% and was repaid in February 2008.

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This annual report contains the financial statements for the Company for the fiscal year ended December 31, 2007, which contains a report of an independent registered public accounting firm dated May 30, 2008, balance sheets as at December 31, 2007 and 2006, statements of operations and deficit for the fiscal years ended December 31, 2007, 2006 and 2005, statements of cash flows for the fiscal years ended December 31, 2007, 2006 and 2005 and notes to the financial statements.

The Company has not, nor intends to, distribute cash payments of dividends to its shareholders.

B.

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report on Form 20-F except for the following:

●

In January 2008, the Company completed the second tranche of a brokered private placement of 9,104,001 units at a price of $0.45 per unit to generate gross proceeds of $4,096,800 of which $211,500 was received in 2007. Each unit comprises one common share and a half-warrant with each full warrant exercisable to purchase a common share at $0.75 for a period of two years. The Company incurred cash offering costs of $474,078. In addition, the Company issued 1,114,711 broker warrants.

●

In January 2008, the Company acquired 5,724,500 common shares of AMI at a price of $0.40 per share in a private transaction with Longview which is controlled by an officer and director of the Company. As a result of this transaction, the Company now owns 7,170,000 common shares, representing approximately 22% of AMI’s issued and outstanding share capital.

●

In April 2008, the Company gave notice to Madison that the Company wishes to implement a joint venture at the Mt. Kare project in Papua New Guinea following a 90-day notice period. The Company currently has a 60% interest in the Mt. Kare project and Madison has 40%. Madison and the Company collectively hold a 10% interest in trust for the local landowners, which is included in their interests. The Company and Madison will have to contribute on a pro rata basis to the project costs or their ownership interests will be diluted. Madison has indicated that it will not be contributing to the joint venture and will be subject to dilution.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

●

In 2008, the Company sold all its Kinbauri shares and warrants for net proceeds of $9,152,715. As a result, Kinbauri ceased to be an equity investee effective February 28, 2008.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company for each of the past five fiscal years, most recent six months and for each fiscal quarter in each of the last two full financial years and subsequent periods on the TSX Venture Exchange and the NEX are as follows:

	High	Low
Annual
2007	US$1.86	US$0.43
2006	US$2.87	US$0.37
2005	US$0.54	US$0.12
2004	US$0.27	US$0.10
2003**	US$0.90	US$0.01

Quarterly
2008
First Quarter	US$0.56	US$0.35

2007
Fourth Quarter	US$1.13	US$0.43
Third Quarter	US$1.09	US$0.70
Second Quarter	US$1.73	US$0.77
First Quarter	US$1.86	US$1.11

2006
Fourth Quarter	US$2.05	US$1.72
Third Quarter	US$2.87	US$0.75
Second Quarter	US$1.52	US$0.68
First Quarter	US$1.36	US$0.37

Monthly
2008
May	US$0.30	US$0.24
April	US$0.39	US$0.23
March	US$0.49	US$0.35
February	US$0.50	US$0.39
January	US$0.56	US$0.39
2007
December	US$0.55	US$0.43

** The Company’s shares were consolidated on a one for ten basis in February, 2003.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

The Company’s shares have also traded on the Over the Counter Market and the Frankfurt Exchange, as described in “Item 9C. Markets”, but the trading volumes have not to date been significant.

B.

Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

From August 4, 2005, the Company’s shares have traded on the TSX Venture Exchange. For the period until September 24, 2007 the shares traded in US dollars under the symbol BUF.U; from September 25, 2007 onwards, they traded in Canadian dollars under the symbol BUF. Previously, the Company’s common shares traded on the NEX Exchange from December 17, 2003 until August 4, 2005, on the TSX Venture Exchange from October 10, 2000 to December 16, 2003 and on the Canadian Dealing Network from December 1, 1998 to October 9, 2000.

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

C.

Material Contracts

The Company entered into the following material contracts during the past two years:

Bondi Mining Ltd.

In May 2007, the Company signed a letter of intent to transfer all of its Australian uranium assets to Bondi Mining Ltd. in exchange for a 42% stake in that company. Under the terms of the arrangement, Bondi will acquire 100% of the Company’s Australian uranium portfolio, which is made up of 10 granted tenements and 13 applications totaling 15,085 square kilometres in three major uranium provinces in the Northern Territory and Queensland.

In November 2007, Bondi acquired 100% ownership of the Company’s uranium-based exploration properties. In consideration, Bondi issued 25,000,000 fully paid ordinary shares to the Company along with options to subscribe for 5,000,000 ordinary shares at $0.60 per share with an exercise period expiring in August 2009.

Sargold Resource Corp.

On October 30, 2007, the Company and Sargold merged and the outstanding securities of Sargold were exchanged for corresponding securities of the Company to acquire Sargold’s Sardinia gold mining and exploration projects. Under the terms of the transaction, holders of Sargold securities received one common share, common share purchase warrant or option of the Company in exchange for each 3.5 Sargold common shares, common share purchase warrants or options which they held immediately prior to October 30, 2007. The shareholders of Sargold held 24% of the shares of the combined entity, immediately following the transaction. In conjunction with the merger, the Company issued 21,597,976 common shares; 1,638,762 stock options; and 6,464,286 share purchase warrants.

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, or any combination of Canadians and WTO investors.

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

F.

Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statements by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, 1111 West Georgia Street, Suite 2400, Vancouver, BC, V6E 4M3, during normal business hours.

I.

Subsidiary Information

There is no requirement to provide any information under this section.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Exchange rates, reporting currencies and currency exposure

The Company’s assets, losses and cash flows are influenced by four different currencies due to the geographic diversity of its exploration activities and the countries in which it operates. The Canadian dollar and Australian dollar, however, are the currencies in which the great majority of the Company’s assets are denominated. Operating costs are influenced by the currencies of those countries where the Company’s exploration activities are located and also by those currencies in which the costs of imported equipment and services are determined. The Papua New Guinea kina and US dollar are the most important currencies influencing costs.

In any particular year, currency fluctuations may have a significant impact on the Company’s financial results. A weakening of the Canadian dollar against the currencies in which the Company’s costs are determined has an adverse effect on its net losses. The approximate effects on the Company’s Canadian dollar operating expenses of 10 per cent movements from the 2007 full year average exchange rates are as follows:

		2007
	Average	Effect of
	Exchange	10% change in
	Rate	full year average
	C$	C$

Australian dollar	0.898	100,000
US dollar	1.075	188,000
Euro	1.423	35,000
Papua New Guinea kina	0.382	89,000

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

The functional currency of most operations within the Company is the local currency in the country of operation. Foreign currency gains or losses arising on translation of monetary assets is included in results of operations. The approximate translation effects on the Group’s net assets of 10 per cent movements from the year end exchange rates are as follows:

		2007
	Closing	Effect of
	Exchange	10% change in
	Rate	closing rate
	C$	C$

Australian dollar	0.982	317,000
Euro	1.4428	3,420,000
Papua New Guinea kina	0.364	6,000

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our management concluded that, except as identified below, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

In completing its assessment of disclosure controls and procedures, the Company excluded the operations of Sargold that were acquired in the October 2007.

Material Weaknesses - Identified Weaknesses

For purposes of SOX 404, a "material weakness" is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

•

The first weakness identified as of December 31, 2007 was that there was no independent accounting expert serving on the audit committee. The Company is addressing this weakness by seeking an independent accounting expert to serve on the board of directors, but has not yet identified a suitable candidate.

•

The second weakness identified was that the Company has not implemented a whistleblower policy. The Company plans to address this weakness by implementing a whistleblower policy in 2008.

Changes in Internal Control Over Financial Reporting

Apart from the effect of the Sargold merger, there was no change in our internal control over financial reporting (as defined in rules 13(a)- 15(d) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

Company management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established within the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective except for the material weaknesses identified above.

Attestation Report of the Registered Public Accounting Firm

Our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 has not been audited by Davidson & Co. LLP, our independent registered public accounting firm.

ITEM 16.

RESERVED

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors does not have an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission as the listing requirements of the TSX Venture Exchange do not require that the Company have an audit committee financial expert. As described in Item 15, the Company is seeking to appoint an audit committee financial expert.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal years ended December 31, 2007 and 2006, the Company paid or accrued the following amounts to Davidson & Company LLP, the Company’s principal accountants, for the following categories of services:

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

	2007		2006
Type of Fees	Amount Billed	Percentage of Services	Amount Paid or Accrued	Percentage of Services
Audit fees	65,040	61%	$27,500	96%
Audit-related fees	19,973	19%	-
Tax fees	1,000	1%	1,000	4%
All other fees	20,828	19%	-
Total fees	106,841	100%	$28,500	100%

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	-

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

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to US GAAP (see Note 15).  For a history of exchange rates in effect for Canadian dollars as against United States dollars, see Item 3A of this Annual Report.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

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
*4.P

Property option agreement effective September 3, 2004 between D.L. Cooke and Associates Ltd, David L. Cooke, S&P Capital Corp. and Gitennes Explorations Inc. that is referenced by the agreement Exhibit 4.O.

*4.Q.	Debt settlement agreement dated April 14, 2005 between the Company and Liberty Management LLC.
*4.R.	Debt settlement agreement dated April 14, 2005 between the Company and David Mitchell
*4.S.	Debt settlement agreement dated April 14, 2005 between the Company and Richard Smith
*4.T.	Debt settlement agreement dated April 14, 2005 between the Company and Julian Baldry
*4.U.	Debt settlement agreement dated April 14, 2005 between the Company and Oliver Meixner
*4.V.	Debt settlement agreement dated April 14, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.W.	Debt settlement agreement dated April 14, 2005 between the Company and Lakehead Geological Services Inc.
*4.X.	Debt settlement agreement dated April 14, 2005 between the Company and John V. Tully & Associates Inc.
*4.Y.	Debt settlement agreement dated April 14, 2005 between the Company and MCSI Consulting Services Inc.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

*4.Z.	Option agreement dated October 11, 2005 between the Company and Longview Capital Partners Limited.
*4.AA.	Agreement dated February 28, 2006 between the Company and Gold FX Limited.
*4.AB.	Option agreement dated March 15, 2006 between the Company and Global Discovery Pty. Limited.
*4.AC.	Audit committee charter
*4.AD.	Agreement dated May 1, 2006 between the Company and Mel Dalla-Costa regarding the Hannah 1 Property
*4.AE.	Agreement dated June 19, 2006 between the Company, Longview, Madison and others amending the terms of the October 11, 2005 option agreement.
*4.AF.	Loan Agreement dated October 12, 2006 between the Company and Longview Strategies Inc.
*4.AG.	Consulting Agreement dated July 1, 2006 between the Company and Longview Strategies Inc.
*4.AH.	Agreement dated March 9, 2006 between the Company and Michael Raetz and Andrew Wilde to acquire the shares of Canon Investments Pty. Ltd.
*4.AI.	Letter of intent dated March 12, 2007 between the Company and Dynasty Gold Corp.
*4.AJ.	Escrow Agreement dated March 8, 2007 between the Company, Longview Capital Holdings Ltd. and Computershare Trust Company of Canada.
*4.AK.	Letter of intent dated May 9, 2007 between the Company and Bondi Mining Ltd.
*4.AL	Letter of intent dated May 17, 2007 between the Company and Longview, Longview Capital Holdings Ltd., Madison, Madison Enterprises (BVI) Inc. and Madison Enterprises (PNG) Limited.
*4.AM	Consulting agreement dated May 15, 2006 between the Company and Brian R. McEwen Consulting Inc.
4.AN	Sales and purchase agreement dated August 28, 2008 between the Company, certain subsidiaries (Canon Investments Pty Limited, Gold Finance And Exploration Pty Limited and Gold FX Pty Limited) and Bondi Mining Limited.	127
4.AO	Loan agreement between the Company and Kyoto Planet Group Inc. dated November 6, 2007.	159
4.AP	Loan agreement between the Company and Kyoto Planet Group Inc. dated December 27, 2007.	166
4.AQ	Loan agreement between the Company and Longview Capital Partners Inc. dated November 20, 2007.	173
4.AR	Loan agreement between the Company and Longview Capital Partners Inc. dated November 28, 2007.	180
4.AS	Arrangement agreement among the Company, 6833268 Canada Inc. And Sargold Resource Corporation dated August 31, 2007.	187
4.AT	Share purchase agreement between the Company and Longview Capital Partners Incorporated dated January 17, 2008.	248

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

4.AU	Consulting agreement dated September 1, 2007 between the Company, Brian R. McEwen and Brian R. McEwen Consulting Inc.	251
99.1	Certification of Chief Executive Officer pursuant to 18 USC. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 USC. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous annual report on Form 20-F (file no. 0-30150).

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

BUFFALO GOLD LTD.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2007

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

DAVIDSON & COMPANY LLPChartered Accountants A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Buffalo Gold Ltd.

We have audited the consolidated balance sheets of Buffalo Gold Ltd. as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss, cash flows, and shareholders’ equity for the years ended December 31, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

May 19, 2008 (except as to Note 27 which is as of June 26, 2008)

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the financial statements.  Our report to the shareholders dated May 19, 2008 (except as to Note 27 which is as of June 26, 2008) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

May 19, 2008 (except as to Note 27 which is as of June 26, 2008)

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

BUFFALO GOLD LTD.

(A Development Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

As at December 31

	2007	2006

Assets

Current
Cash	$1,064,756	$1,368,597
Receivables	999,618	137,027
Notes receivable (note 21)	300,000
Marketable securities (note 4)	808,295	18,917,296
Inventories (note 5)	999,107	-
Prepaid expenses	207,425	70,438

	4,379,201	20,493,358

Deposits	76,643	87,990
Property, plant and equipment (note 6)	4,575,235	35,203
Equity investments (note 7)	13,080,514	-
Exploration properties (note 12)	35,381,405	8,205,245
Development property (note 13)	47,468,294	-

	$104,961,292	$28,821,796

Liabilities and Shareholders' Equity

Current
Accounts payable and accruals (note 21)	$3,863,457	$916,136
Other current liabilities (note 14)	2,637,359	-
Total current liabilities	6,500,816	916,136

Long-term liabilities (note 16)	8,938,157	6,272
Asset retirement obligations (note 15)	4,617,669	-
Future income taxes (note 20)	27,508,831	1,857,000

	47,565,473	2,779,408

Shareholders' equity
Share capital (note 17)
Authorized
Unlimited common shares without par value
Issued and outstanding
97,793,619 (2006 – 46,423,539 ) common shares	81,664,255	40,045,572
Share subscriptions received (note 26)	211,500	-
Contributed surplus	10,383,086	5,990,160
Accumulated other comprehensive loss	(413,642)	-
Deficit	(34,449,380)	(19,993,344)

	57,395,819	26,042,388

	$104,961,292	$28,821,796

Continuance of operations (note 2)

Contingencies (note 22)

Subsequent events (note 26)

On behalf of the board of directors
“Brian McEwen”		“James Stewart”
Brian McEwen	Director	James Stewart	Director

The accompanying notes are an integral part of these consolidated financial statements.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

BUFFALO GOLD LTD.

(A Development Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian dollars)

Years Ended December 31

	2007	2006	2005

Exploration expenses (note 12)	$9,311,832	$7,887,306	$400,445

Administrative expenses
Amortization	14,924	22,095	157
Consulting fees	954,539	872,227	150,785
Investor relations	442,963	734,574	-
Listing, filing and transfer fees	107,591	60,014	50,466
Office and miscellaneous	227,537	160,424	9,789
Professional fees	431,832	276,100	93,179
Property evaluation and due diligence costs	5,773	18,064	2,230
Rent	140,286	79,971	13,072
Salaries	303,334	118,634	-
Stock-based compensation (note 18)	1,549,156	3,883,000	661,000
Travel and promotion	444,533	458,850	37,392
	4,622,468	6,683,953	1,018,070

Loss before other items and income taxes	(13,934,300)	(14,571,259)	(1,418,515)

Other items
Write down of marketable securities	-	(393,011)	-
Loss on sale of marketable securities	(1,902,077)	-	-
Equity loss in investees (note 7)	(1,562,796)	-	-
Recovery of property evaluation and due diligence costs	-	53,882	(47,500)
Write off of exploration properties (note 12)	(101,589)	(37,001)	-
Gain on sale of mineral properties (note 7)	5,829,002	-	-
Gain on settlement of accounts payable	-	-	14,494
Gain on settlement of loans payable	-	-	57,768
Interest income	235,922	286,430	7,881
Interest expense	(6,987)	-	(4,743)
Other expenses	(5,180)	-	-
Foreign exchange gain (loss)	(1,627,163)	766,744	(9,556)

Loss before income taxes	(13,075,168)	(13,894,215)	(1,400,171)

Future income tax recovery (expense) (note 20)	(1,380,868)	223,000	-

Loss for the year	(14,456,036)	$(13,671,215)	$(1,400,171)

Other comprehensive income (loss)
Unrealized loss on marketable securities	(413,642)

Comprehensive loss for the year	$(14,869,678)

Loss per share
Basic and diluted	$(0.22)	$(0.42)	$(0.14)

Weighted average number of shares outstanding
Basic and diluted	67,153,996	32,732,849	9,948,905

The accompanying notes are an integral part of these consolidated financial statements.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

BUFFALO GOLD LTD.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years Ended December 31

	2007	2006	2005
Cash flows from operating activities
Loss for the year	$(14,456,036)	$(13,671,215)	$(1,400,171)

Items not involving cash
Amortization	14,924	22,095	157
Write down of marketable securities	-	393,011	-
Loss on sale of marketable securities	1,902,077	-	-
Recovery of property evaluation and due diligence costs	-	-	47,500
Write off of exploration properties	101,589	37,001	-
Gain on sale of mineral properties	(5,829,002)	-	-
Gain on settlement of accounts payable	-	-	(14,494)
Gain on settlement of loans payable	-	-	(57,768)
Stock-based compensation	1,549,156	3,883,000	661,000
Interest accrued on loans payable	-	-	4,743
Interest accrued on bonds	-	(198,139)	-
Unrealized foreign exchange loss (gain)	73,682	(687,811)	2,100
Future income tax expense (recovery)	1,380,868	(223,000)	-
Equity loss in investees	1,562,796	-	-

Changes in non-cash working capital items:
Increase in receivables	(308,525)	(83,667)	(28,489)
Decrease in notes receivable	-	-	2,500
Increase in prepaid expenses	(37,822)	(67,343)	(1,340)
Increase in inventories	(101,867)	-	-
Increase in accounts payable and accrued liabilities	218,567	420,523	277,208

Net cash used in operating activities	(13,929,593)	(10,175,545)	(507,054)

Cash flows from financing activities
Issuance of shares for cash	4,221,633	29,263,047	4,481,920
Share issue costs	503	(1,838,464)	(324,559)
Settlement of loans payable	-	-	(36,431)
Share subscriptions received	211,500	-	-
Loans received from related parties	600,000	-	-
Loans repaid to related parties	(600,000)	-	-

Net cash provided by financing activities	4,433,636	27,424,583	4,120,930

Cash flows from investing activities
Equipment purchase	(3,959)	(52,836)	(4,619)
Purchase of marketable securities	(2,577,170)	(18,424,357)	-
Sale of marketable securities	18,342,452	-	-
Purchase of equity investments	(5,636,640)	-	-
Cash from acquisition of subsidiaries	231,513	(115,227)	-
Acquisition of exploration properties	-	(734,584)	(222,834)
Advances to subsidiaries prior to acquisition	(447,323)	-	-
Development property expenditures	(432,948)	-	-
Loan advanced to related party	(300,000)	(1,813,050)	-
Loan repayment by related party	-	1,813,050	-
Deposit	11,347	(87,990)	-

Net cash provided by (used in) in investing activities	9,187,272	(19,414,994)	(227,453)

Foreign exchange gain (loss) on cash held in foreign currency	4,844	(7,155)	-

Change in cash during the year	(303,841)	(2,173,111)	3,386,423
Cash, beginning of year	1,368,597	3,541,708	155,285
Cash, end of year	$1,064,756	$1,368,597	$3,541,708

Supplemental disclosure with respect to cash flows (note 25)

The accompanying notes are an integral part of these consolidated financial statements.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

______________________________________________________________________________________________________

BUFFALO GOLD LTD.

(A Development Stage Company)

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian dollars)

	Number of shares	Share capital	Share subscriptions received	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total shareholders’ equity
Balance December 31, 2004	6,756,726	$ 4,392,709	$ -	$ 54,000	$ -	$ (4,921,958)	$ (475,249)
Settlement of accounts payable	1,538,910	280,743	-	-	-	-	280,743
Settlement of loans payable	600,688	109,291	-	-	-	-	109,291
Private placement	3,100,000	566,070	-	-	-	-	566,070
Private placement	1,000,000	175,128	-	-	-	-	175,128
Private placement	9,251,858	3,740,722	-	-	-	-	3,740,722
Agent’s fee and corporate finance fee	169,275	68,442	-	-	-	-	68,442
Broker warrants	-	-	-	194,000	-	-	194,000
Share issue costs	-	(587,001)	-	-	-	-	(587,001)
Stock option award	-	-	-	661,000	-	-	661,000
Loss for the year	-	-	-	-	-	(1,400,171)	(1,400,171)
Balance December 31, 2005	22,417,457	8,746,104	-	909,000	-	(6,322,129)	3,332,975
Acquisition of Gold FX (note 11)	4,000,000	4,820,000	-	-	-	-	4,820,000
Issued for Hannah 1 exploration property	50,000	77,145	-	-	-	-	77,145
Purchase of Canon (note 10)	73,592	175,900	-	-	-	-	175,900
Stock option award	-	-	-	3,883,000	-	-	3,883,000
Private placement	3,565,000	4,099,750	-	-	-	-	4,099,750
Offering costs – cash	-	(288,647)	-	-	-	-	(288,647)
Offering costs – non-cash	45,000	(284,000)	-	284,000	-	-	-
Private placement	11,428,700	22,182,097	-	-	-	-	22,182,097
Offering costs – cash	-	(1,549,817)	-	-	-	-	(1,549,817)
Offering costs – non-cash	-	(1,688,000)	-	1,688,000	-	-	-
Exercise of share purchase warrants – cash	3,925,290	2,542,504	-	-	-	-	2,542,504
Fair value of warrants exercised	-	347,050	-	(347,050)	-	-	-
Exercise of stock options – cash	918,500	438,696	-	-	-	-	438,696
Fair value of options exercised	-	426,790	-	(426,790)	-	-	-
Loss for the year	-	-	-	-	-	(13,671,215)	(13,671,215)
Balance, December 31, 2006	46,423,539	40,045,572	-	5,990,160	-	(19,993,344)	26,042,388
Issuance of shares to Longview (note 17)	17,000,000	15,298,000	-	-	-	-	15,298,000
Issuance of shares to Madison (note 17)	3,521,648	3,375,502	-	-	-	-	3,375,502
Share subscriptions received	-	-	211,500	-	-	-	211,500
Exercise of share purchase warrants – cash	280,456	195,618	-	-	-	-	195,618
Fair value of warrants exercised	-	82,712	-	(82,712)	-	-	-
Exercise of stock options – cash	300,000	124,515	-	-	-	-	124,515
Fair value of options exercised	-	110,438	-	(110,438)	-	-	-
Share issue costs reimbursement	-	503	-	-	-	-	503
Stock option award	-	-	-	1,377,076	-	-	1,377,076
Purchase of Sargold Resource Corporation (note 8)	21,597,976	18,803,000	-	3,209,000	-	-	22,012,000
Private placement	8,670,000	3,901,500	-	-	-	-	3,901,500
Offering costs - cash	-	(273,105)	-	-	-	-	(273,105)
Unrealized loss on marketable securities	-	-	-	-	(413,642)	-	(413,642)
Loss for the year	-	-	-	-	-	(14,456,036)	(14,456,036)
Balance, December 31, 2007	97,793,619	$ 81,664,255	$ 211,500	$ 10,383,086	$ (413,642)	$ (34,449,380)	$ 57,395,819

The accompanying notes are an integral part of these consolidated financial statements.

_______________________________________________________________________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20-F

_______________________________________________________________________________________________________________________________________________________________

BUFFALO GOLD LTD.

(A Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2007

==========================================================

1.

Basis of Presentation

These consolidated financial statements include the accounts of Buffalo Gold Ltd. and all of its subsidiaries and investments. Buffalo Gold Ltd. and its subsidiaries are collectively referred to as the “Company”. The principal subsidiaries and investments of the Company and their geographic locations at December 31, 2007 are listed below:

Entity	Location	Ownership Interest	Status
Sardinia Gold Mines SpA (“SGM”)	Italy	90%	Consolidated
SGM Ricerche SpA (“SGM Ricerche”)	Italy	100%	Consolidated
Madison Enterprises (PNG) Ltd. (“Madison PNG”)	Papua New Guinea	60%	Consolidated
Gold FX Limited (“Gold FX”)	Australia	100%	Consolidated
Canon Investments Pty Ltd. (“Canon”)	Australia	100%	Consolidated
Kinbauri Gold Corp (“Kinbauri”)	Spain	26%	Equity investment
Bondi Mining Limited (“Bondi”)	Australia	42%	Equity investment

Buffalo Gold Ltd. is an Alberta Corporation engaged in the exploration, development and mining of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. To date, the Company has not earned significant revenues and is considered to be in the development stage. The Company’s shares are listed on the TSX Venture Exchange (the “Exchange”) and, accordingly, the Company is subject to restrictions on share issuances and certain types of payments as set out in Exchange policies. The Company’s shares are also listed on the Over the Counter market in the United States and the Frankfurt Stock Exchange in Germany.

2.

Continuance of Operations

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company has a history of operating losses and while it had working capital deficiency of $2,121,615 at December 31, 2007 (working capital at December 31, 2006 - $19,577,222) it intends to undertake exploration programs that will require that the Company raise further funds. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have been primarily funded by the issuance of share capital and debt. Continued operation of the Company is dependent on the Company's ability to complete additional equity financings or generate profitable operations in the future. Such financings may not be available or may not be available on reasonable terms.

3.

Significant Accounting Policies

The Company's financial statements have been prepared in accordance with Canadian GAAP. The Company’s significant accounting policies are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of Buffalo and its subsidiaries from their date of acquisition or formation. All significant intercompany transactions and balances have been eliminated upon consolidation.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

3.

Significant Accounting Policies (continued…)

The Company effectively controls the operations of its 60% interest in Madison PNG (note 9) and bears 100% of costs associated with its right to earn its 60% interest in the Mt. Kare project. As a result, these consolidated financial statements include 100% of the accounts of Madison PNG.

The Company owns a 90% interest in SGM. At the date of acquisition, the net book value of SGM’s liabilities exceeded its assets and so the minority interest in SGM is $nil.

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

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, recoverability of receivables, estimated net realizable value of inventories, accounting for stock-based compensation, expected economic lives of and the estimated future operating results and net cash flows from mineral properties and plant, property and equipment, valuation allowances applied against future tax assets, expected costs of asset retirement obligations and the fair value of assets and liabilities acquired in business combinations.

Valuation of the exploration and development properties and property, plant and equipment is based on management’s best estimate of the future recoverability of these assets, which in turn, is based on estimates of mineral prices, reserves, mineral reserves and future operating costs. These estimates affect amortization of license and property, plant and equipment. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future periods could be significant.

Presentation

Where applicable, comparative figures have been reclassified to conform with the presentation used in the current year.

Marketable securities

Marketable securities consist of shares in publicly listed companies and investment grade bonds. Shares in listed companies are carried at fair value. For fiscal 2006, shares in listed companies were carried at the lower of cost or market. Bonds are carried at amortized cost, which approximates fair value.

Inventories

Inventories are recorded at the lower of cost and net realizable value. For gold doré and work in progress, cost includes all direct costs incurred in production including direct labour and materials, freight, amortization and directly attributable overhead costs. For raw materials, cost includes acquisition, freight and other directly attributable costs. The net realizable value of gold doré bars is determined by reference to market prices. The net realizable value of work in progress is determined by reference to market prices less expected processing costs.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Office equipment (including computer equipment, computer software and furniture and fixtures) are amortized at between 20% and 30% per year on a declining balance basis. Mining assets (including buildings, vehicles and machinery and equipment) are amortized on a straight-line basis over five years.

Exploration and development properties

The Company charges to operations all exploration and development expenses incurred prior to the determination of economically recoverable reserves. Exploration costs include annual exploration license and maintenance fees.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

3.

Significant Accounting Policies (continued…)

The Company capitalizes all mineral property acquisition costs and those exploration and development expenditures incurred following the determination that the property has economically recoverable reserves. Capitalized costs also include operating costs, net of revenues, incurred prior to the commencement of commercial production. The Company capitalizes such amounts until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement.  These costs are amortized on the unit of production method based upon estimated proven and probable reserves following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred. An exploration property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

At December 31, 2007, the Company’s Furtei property (note 13) had not yet commenced commercial production, and accordingly, the Company is still considered to be in the development stage.

Stripping costs

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit of production method. These charges incurred prior to the commencement of commercial production or during the development stage are capitalized.

Investment in equity investees

Effective June 2007, the Company acquired a 26% interest in Kinbauri (note 7) and effective November 2007 the Company acquired a 42% interest in Bondi (note 7). The Company is able to exert significant influence over, but does not control, Kinbauri and Bondi. Accordingly, the Company accounts for its investments on the equity basis under which the investments are initially recorded at cost and the carrying values are adjusted to include the Company's pro rata share of post-acquisition earnings or losses of the investees. The amount of the adjustments is included in the determination of loss by the Company. The investment accounts of the Company are also increased or decreased to reflect the Company's share of capital transactions and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods. Profit distributions received or receivable from the investees reduce the carrying value of the investments.

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Asset retirement obligations

The Company initially measures legal obligations associated with the estimated future cost of reclamation and closure, including site reclamation, and the retirement of property, plant and equipment at fair value and subsequently makes an adjustment for the accretion of discount and any changes in the underlying cash flows. The Company recognizes the fair value of a liability in the year in which it is incurred when a reasonable estimate of fair value can be made. Any asset retirement cost is capitalized to the carrying amount of the related long-lived asset.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

3.

Significant Accounting Policies (continued…)

Minority interests

The Company has not recorded any minority interest in its 60% ownership of Madison PNG (see note 8), as this ownership percentage represents only the profit sharing and working interest and the minority partner is not responsible for any of the associated costs. As at December 31, 2007, Madison PNG was still in the exploration stage. Subsequent to year-end, the Company triggered a joint venture with the minority shareholder in Madison PNG. That minority shareholder has indicated that it will not be contributing to the operating losses of Madison PNG. The minority interest’s ownership will be diluted accordingly.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At December 31, 2007, 2006 and 2005, the total number of potentially dilutive shares excluded from loss per share was 27,750,852, 14,273,886, and 7,201,456, respectively. Basic loss per share is calculated using the weighted average number of shares outstanding during the year.

Translation of foreign currencies

The Company has subsidiaries that maintain their accounts in euros, Australian dollars and Papua New Guinea kina. The accounts of the Company’s subsidiaries, all of which are considered to be integrated foreign operations, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses on translation are included in operating results.

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

Revenue recognition

The Company recognizes revenue from the sale of doré bars and gold concentrate when shipped, title has passed to the customer and collection is reasonably assured. Revenues for fiscal 2007 consisted primarily of gold doré bars. Revenues earned prior to the commencement of commercial production are netted against related operating costs.

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

3.

Significant Accounting Policies (continued…)

New accounting standards

On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 1530 "Comprehensive Income", Section 1506 “Accounting Changes”, Section 3251 "Equity", Section 3855 "Financial Instruments - Recognition and Measurement" and Section 3861 "Financial Instruments - Disclosure and Presentation".

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income comprises items recognized in comprehensive income, but excluded from net income calculated in accordance with Canadian GAAP.

Section 3855 establishes standards for measuring and recognizing financial assets and financial liabilities and non-financial derivatives in the balance sheet. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is sold or impaired at which time the amounts would be recorded in net earnings; non-financial derivatives are measured at fair value with changes in fair value recorded in net earnings unless cash flow hedge accounting is applied, in which cash changes in fair value are recorded in other comprehensive income.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

Upon adoption of these new standards, the Company classified its cash as held-for-trading, which is measured at fair value; receivables and notes receivable as loans and receivables, which are measured at amortized cost and marketable securities as available for sale, which are measured at fair value; accounts payable and accrued liabilities, other current liabilities, and long-term liabilities are classified as other financial liabilities, which are measured at amortized cost. As required, prior periods have not been revised. Adoption of these new standards did not have a material effect on the Company’s financial position at January 1, 2007.

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 "Accounting Changes" which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this section did not have any impact on the financial statements.

Accounting policies to be implemented effective January 1, 2008

Two new Handbook sections, 3862, Financial Instruments – Disclosure and 3863, Financial Instruments – Presentation, will replace Section 3861, Financial Instruments – Disclosure and Presentation. These new sections incorporate many of the disclosure requirements in the existing section, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments.

Section 1535, Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, as well as quantitative information about the capital.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

3.

Significant Accounting Policies (continued…)

Section 3031, Inventories, which replaces the existing Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 will not have a material impact on the Company’s consolidated financial position and results of operations.

Accounting policies to be implemented effective January 1, 2009

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP and the date for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonable estimated at this time.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

4.

Marketable Securities

At December 31, 2007, the Company held the following available-for-sale securities:

		Cost	Market Value	Carrying Value
Solomon Gold plc	Common shares	$ 318,999	$ 160,524	$ 160,524
AMI Resources Inc.	Common shares	670,782	361,375	361,375
Gold Aura Limited	Common shares	390,628	286,396	286,396
		$1,380,409	$ 808,295	$ 808,295

At December 31, 2006, the Company held the following marketable securities:

		Cost	Market Value	Carrying Value
Madison Minerals Inc.	Common shares	$ 1,835,899	$ 1,585,220	$ 1,585,220
Solomon Gold plc	Common shares	318,989	178,027	178,027
Crescent Gold Limited	Common shares	26,835	25,465	25,465
General Electric	Bond	6,717,467	7,086,272	7,086,272
Bank of Montreal	Bond	9,525,167	10,042,312	10,042,312
		$18,424,357	$ 18,917,296	$ 18,917,296

The carrying value of the bonds at December 31, 2006 included accrued interest of $198,139 and unrealized foreign exchange gain of $687,811.

5.

Inventories

	2007	2006

Gold doré bars	$77,945	$-
Work in progress	505,553	-
Materials and supplies	415,609	-
	$999,107	$-

6.

Property, Plant and Equipment

	December 31, 2007
	Cost	Accumulated Amortization	Net Book Value

Land	$ 729,730	$ -	$ 729,730
Buildings	978,754	-	978,754
Machinery and equipment	1,129,108	-	1,129,108
Vehicles	1,701,893	-	1,701,893
Computer equipment	41,060	23,314	17,746
Computer software	29,581	21,979	7,602
Furniture and fixtures	15,892	5,490	10,402
	$ 4,626,018	$ 50,783	$ 4,575,235

	December 31, 2006
	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 19,098	$ 5,708	$ 13,390
Computer software	29,155	14,577	14,578
Other equipment	9,202	1,967	7,235
	$ 57,455	$ 22,252	$ 35,203

The Furtei Mine, and related assets assumed with the acquisition of Sargold Resource Corporation (“Sargold”) (note 8), will be amortized once commercial production starts which is anticipated to be mid 2008.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

7.

Equity Investments

Kinbauri Gold Corp.

In March and April 2007, the Company subscribed for 11,000,000 subscription receipts convertible into units of Kinbauri at $0.50 per unit for total consideration of $5,500,000. The funds were held in escrow pending receipt of Exchange approval of the acquisition by Kinbauri of certain mines and exploration properties. Following that approval in June 2007, the subscription receipts converted to units with each unit consisting of one common share and one-half common share purchase warrant, with each whole warrant exercisable into one common share at $0.70 per share for 18 months. The Company acquired an additional 186,000 common shares of Kinbauri at a cost of $136,640 in the open market. At December 31, 2007, the net book value of the Company’s investment in Kinbauri was as follows:

Balance, December 31, 2006	$-
Purchase of shares and warrants	5,636,640
Equity in loss for the period	(1,171,488)
Balance, December 31, 2007	$4,465,152

At December 31, 2007 Company held 26% of the issued common shares of Kinbauri. Subsequent to December 31, 2007, the Company reduced its shareholding in Kinbauri below 20% with the result that Kinbauri ceased to be an equity investment.

Bondi Mining Ltd.

In November 2007, Bondi acquired 100% ownership of the Company’s uranium-based exploration properties. In consideration, Bondi issued 25,000,000 fully paid ordinary shares to the Company along with options to subscribe for 5,000,000 ordinary shares at $0.60 per share with an exercise period expiring in August 2009.

The value of the Bondi shares received was $8,604,000 and was based on the share value of Bondi’s common shares of A$0.40 ($0.34) per common share at the time of acquisition. The Company valued the options assuming using the Black-Scholes option pricing model with the following assumptions: volatility of 76%, a risk-free rate of return of 6.6% and a weighted average life of 1.8 years. The value of the options is $574,750. The total proceeds received on the sale of the uranium-based exploration properties of $9,178,750 resulted in a gain of sale of $5,829,002. At December 31, 2007, the net book value of the Company’s investment in Bondi was as follows:

Balance, December 31, 2006	$-
Purchase of shares and warrants	9,178,750
Distributed to related parties as compensation (note 21)	(172,080)
Equity in loss for the period	(391,308)
Balance, December 31, 2007	$8,615,362

At December 31, 2007 the Company held 42% of the issued common shares of Bondi.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

8.

Acquisition of Sargold Resource Corporation

On October 30, 2007, the Company and Sargold merged and outstanding securities of Sargold were exchanged for corresponding securities of the Company. Under the terms of the transaction, holders of Sargold securities received one common share, common share purchase warrant or option of the Company in exchange for each 3.5 Sargold common shares, common share purchase warrants or options which they held immediately prior to October 30, 2007. The shareholders of Sargold held 24% of the shares of the Company following the transaction.

In conjunction with the merger, the Company issued 21,597,976 common shares; 1,638,762 stock options; and 6,464,286 share purchase warrants with an aggregate value of $22,012,000:

Common shares	$18,803,000
Stock options	938,000
Share purchase warrants	2,271,000
Total consideration	$22,012,000

The value of consideration tendered was based on a share value for the Company’s common shares of US$0.92 ($0.87) per common share. Options and warrants were valued assuming volatility of 98% and a risk-free rate of return of 4.6%. Options had an expected life of 2.9 years and warrants had a an expected life of 1.3 years.

The Company accounted for its investment in Sargold using the purchase method. Sargold had six subsidiaries at the date of acquisition, including SGM and SGM Ricerche. The Company allocated the purchase price to assets acquired and liabilities assumed as follows:

Current assets	$1,653,238
Property, plant and equipment	4,471,305
Mineral properties	50,966,198
Current liabilities	(5,800,882)
Other liabilities	(8,540,347)
Asset retirement obligations	(4,584,887)
Advances from parent before acquisition	(435,000)
Future income tax liability	(15,717,625)
Purchase price	$22,012,000

The purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared. The allocation of the purchase price for Sargold may result in a change to the amount assigned to the value attributable to property, plant and equipment, exploration properties, development property and future income tax liabilities prior to finalizing the allocation of the purchase price by year end 2008.

9.

Acquisition of Madison Enterprises (PNG) Ltd.

In October 2005, the Company entered into an option agreement with Longview Capital Partners Limited (“Longview”) to acquire up to a 90% interest in the Mt. Kare Property in Papua New Guinea. Longview holds an option from Madison Minerals Inc. (“Madison”) to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property. Longview, a private company, is beneficially owned by one of the Company’s directors. Another of the Company’s directors is a director and shareholder of Madison. In order to acquire its interest in the Mt. Kare Property, the Company assumed Longview’s obligations under its agreement with Madison.

In June 2006, in exchange for payment of $150,000 to Madison, the terms of the agreement were amended. The Company agreed to pay Longview $200,000 in blocks of $50,000 on signing of the acquisition agreement and every three months thereafter until paid. The Company paid $50,000 to Longview in 2005 and $150,000 in 2006.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

In June 2007 the Company, Longview and Madison amended the basis on which the Company could acquire various interests in the Mt. Kare Property. As a result, the Company acquired a 60% interest in Madison PNG (which owns a 90% interest in the Mt. Kare Property) by making a payment of $500,000 (settled through the issuance of 521,648 common shares) and issuing a further 3,000,000 common shares. The value of the common shares issued was $3,375,502. This transaction was effectively the purchase of a 54% interest in a mineral property and related net assets. The Company allocated the purchase price as follows:

Cash	$ 57,786
Exploration property	4,779,794
Accounts payable	(2,755)
Due to Buffalo Gold Ltd.	(12,323)
Future income taxes	(1,447,000)
Purchase price	$ 3,375,502

The Company may increase its interest in Madison PNG to 75% by completing a bankable feasibility study within four years of signing a definitive agreement. The Company is entitled to a one-year extension if it actively carries out exploration work at Mt. Kare and works towards the bankable feasibility study, spending at least $500,000 in each year of the four-year period. After the Company has earned a 75% interest, it may acquire the remaining 25% at fair market value. In conjunction with this transaction, the Company also issued 17,000,000 common shares with a value of $15,298,000 (note 17).

10.

Acquisition of Canon Investments Pty. Ltd.

In October 2006, the Company completed the acquisition of Canon, a company incorporated under the laws of Australia, for the purpose of holding the Murphy Ridge exploration property. The purchase consideration was A$100,000 ($87,500) and 73,592 common shares valued at US$2.10 per common share for total consideration of $263,400.

This transaction is effectively the purchase of the Murphy Ridge exploration property as follows:

Current assets	$ -
Exploration property – Murphy Ridge	263,400
Liabilities	-
Net assets acquired	$ 263,400

11.

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

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

12.

Exploration Properties

The Company’s exploration properties comprise:

Gold

Osilo

Osilo is an exploration property located in Sardinia, Italy. The Company acquired a 90% interest in the Osilo property through its merger with Sargold (note 8).

Monte Ollasteddu

Monte Ollasteddu is an exploration property located in Sardinia, Italy. The Company acquired a 100% interest in the Ollasteddu property through its merger with Sargold (note 8). Pursuant to an earlier acquisition by Sargold of a 15% interest in this property, the Company is committed to issue common shares to Gold Fields Netherlands Services BV (“Gold Fields”) (see note 14).

Mt. Kare

The Company’s Mt. Kare gold project is located in Papua New Guinea and comprises two parts: exploration license EL1093, in which the Company has acquired a 54% interest (note 9); and exploration license EL1427 which relates to surrounding lands and which is wholly-owned by the Company. EL1093 and EL1427 were renewed until August 28, 2008, and June 30, 2009, respectively. The Company has also applied for exploration license, EL1575, which is located on adjacent lands.

In June 2007, the Company acquired a 60% interest in Madison PNG (which owns a 90% interest in EL 1093), as described in note 9. The Company may increase its interest in Madison PNG to 75% by completing a bankable feasibility study within four years of signing a definitive agreement. The Company is entitled to a one-year extension if it actively carries out exploration work at Mt. Kare and works towards the bankable feasibility study, spending at least $500,000 in each year of the four-year period. After the Company has earned a 75% interest, it may acquire the remaining 25% of Madison PNG at fair market value.

Corridors Project

The Corridors Project is situated in the Drummond Basin, Queensland, Australia and comprises six granted permits and two permit applications that are 100% owned by the Company.

Oakland Park and Golden Gate Projects

The Golden Gate and Oakland Park projects are located near the Croydon Goldfield in Queensland, Australia. The Company has one granted permit and one permit application that are 100% owned by the Company.

Cadarga Project

The 100% owned Cadarga Project is located in Central Queensland.

Palmer River Project

The Palmer River Project comprises 12 title applications 100% owned by the Company.

Uranium

In November 2007, the Company sold its uranium properties to Bondi, as described in note 7. These properties comprised the Lake Amadeus and Lake Neal, Angela and Pamela, Maureen North, Juntala and Eromanga properties.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

12.

Exploration Properties (continued…)

Nickel

Hannah 1

Following evaluation of exploration results, the Company abandoned this property in 2007 and wrote off its acquisition costs consisting of certain cash payments and share issuances made in fiscal 2006.

Rawlinna

The Rawlinna project is an extension of the Hannah 1 area. The Company holds two granted and five exploration license applications along the Fraser Mobile Belt covering significant targets. Following evaluation of exploration results, the Company abandoned this property in 2007.

Silver and base metals

Woodmurra and Callabonna

These two projects consist of two granted permits and two permit applications 100% owned by the Company.

Red River

This project consists of two granted exploration permits and seven permit applications 100% owned by the Company and are located north and west of the North Maureen project.

Red Property

In June 2006, the Company terminated its option to acquire an interest in the Red Property in north-western British Columbia, Canada. As a result, the Company wrote off the full amount of its accumulated costs.

The carrying values of the Company’s mineral properties were:

Year ended December 31, 2007	Beginning	Additions	Disposals	Write-off	Ending

Gold
Osilo	$-	$2,987,597	$-	$-	$2,987,597
Monte Ollasteddu	-	1,000,000	-	-	1,000,000
Mt. Kare	895,973	26,639,900	-	-	27,535,873
Corridors	3,086,348	-	-	-	3,086,348
Oakland Park	-	-	-	-	-
Golden Gate	771,587	-	-	-	771,587
Cadarga	-	-	-	-	-
Palmer River	-	-	-	-	-

Uranium
Angela and Pamela	-	-	-	-	-
Maureen North	-	-	-	-	-
Juntala	771,587	-	(771,587)	-	-
Eromanga	-	-	-	-	-
Lake Amadeus and Lake Neal	2,314,761	-	(2,314,761)	-	-
Murphy Ridge	263,400	-	(263,400)	-	-

Nickel
Hannah 1	101,589	-	-	(101,589)	-
Rawlinna	-	-	-	-	-

Silver and base metals
Woodmurra and Callabonna	-	-	-	-	-
Red River	-	-	-	-	-
	$8,205,245	$30,627,497	$(3,349,748)	$(101,589)	$35,381,405

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

12.

Exploration Properties (continued…)

Except as otherwise disclosed, the Company’s interests in its Australian properties comprise tenements subject to annual payments which are expensed. Accordingly, for these properties, there is no acquisition cost.

The Company incurred exploration expenses as follows:

Year ended December 31	2007	2006	2005

Drilling and sampling	$ 2,130,428	$ 2,281,126	$ 274,691
Geological, geochemical, geophysics	1,257,494	781,473	-
Communications	246,662	79,121	-
Helicopter and transport	2,506,816	2,053,563	6,623
Salaries	609,425	304,344	64,386
Fuel	302,446	530,975	-
Land use permits	240,952	211,849	-
Accommodation and meals	300,707	247,964	6,447
Supplies	374,519	-	-
Automotive	-	420,060	6,325
Legal fees	147,640	99,083	8,845
Travel	187,439	161,416	4,749
Consulting	749,832	544,285	13,127
Equipment	-	-	-
General	257,472	172,047	15,252
Total	$ 9,311,832	$ 7,887,306	$ 400,445

The Company’s exploration expenditures (recoveries) by property were:

Year ending December 31	2007	2006	2005

Gold
Osilo	$-	$-	$-
Monte Ollasteddu	-	-	-
Mt. Kare	8,673,373	7,167,235	125,754
Corridors	261,871	104,291	-
Oakland Park	6,663	-	-
Golden Gate	33,422	-	-
Cadarga	-	-	-
Palmer River	-	-	-
Other	108,204	46,790	-
	9,083,533	7,318,316	125,754

Uranium
Angela and Pamela	1,155	-	-
Maureen North	161,098	-	-
Juntala	2,609	-	-
Murphy	39,885	191,404	-
Eromanga	(64,767)	98,246	-
	139,980	289,650	-

Nickel
Hannah 1	11,139	279,340	-
Rawlinna	36,238	-	-
	47,377	279,340	-

Silver and base metals
Woodmurra and Callabonna	32,073	-	-
Red River	8,869	-	-
Red Property	-	-	274,691
	40,942	-	274,691

	$9,311,832	$7,887,306	$400,445

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

13.

Development Property

Furtei

The Company acquired a 90% interest in the Furtei mine, located in Sardinia, Italy, through its acquisition of Sargold (note 8). The Company has begun operating the mine but as of December 31, 2007 had not reached commercial levels of production.

The carrying value of the Company’s development property is:

Year ended December 31, 2007	Beginning	Acquired	Additions	Ending

Furtei	$-	$46,978,601	$489,693	$47,468,294

From the date of acquisition to December 31, 2007, the Company incurred $1,214,336 on mine operations and generated revenue of $724,643. The Company capitalized the net amount of $489,693 to the carrying value of the mine.

14.

Other Current Liabilities

	2007	2006
Employee entitlement	$810,987	$-
Sardinian Region Financing Institute	678,762	-
Obligation to Gold Fields	318,862	-
Accounts payable and accrued liabilities	828,748	-
	$2,637,359	$-

Employee entitlement

The employee entitlement represents a statutory obligation to SGM’s employees in the event their employment is terminated. This amount may be payable prior to termination in certain circumstances.

Sardinian Region Financing Institute

The note payable of $678,762 (€470,448) to the Sardinian Region Financing Institute (“SRFI”) represents a loan received by SGM plus accrued interest. The loan was provided in advance to SGM in lieu of the entitlement SGM may have received under a Sardinian Region Grant (“SRG”) of €1,560,000 for work it was to undertake developing certain underground gold deposits. Through December 31, 2007 as the majority of the advanced funds had not been spent on developing the deposits, SRFI has requested a repayment of the advanced funds plus accrued interest. The Company is in negotiation with SRFI as to a repayment schedule, which would permit the continued operation of the Furtei mine.

Obligation to Gold Fields

The amount due to Gold Fields of $318,862 relates to a commitment to issue shares in two equal tranches on each of December 22, 2007 and 2008 as part of an earlier exploration property acquisition (note 12). The 2007 obligation equates to 280,112 common shares of the Company which to date have not been issued.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

14.

Other Current Liabilities (continued…)

The number of common shares to be issued in December 2008 will be determined using a share price equal to the greater of: (i) an amount equal to the weighted average trading price of the Company’s common shares on the Exchange for the 30 trading days immediately preceding December 18, 2008; and (ii) $0.595.

15.

Asset Retirement Obligations

The Company has recorded a liability for asset retirement obligations of $4,617,669 at December 31, 2007 (2006 – $nil). Asset retirement obligations represent the legal and contractual obligations associated with the termination of the Company’s license to mine the Furtei Property. These obligations consist of costs associated with filling unused pits, replanting vegetation and removing the Company’s processing facility. Environmental regulations and the related body of law are continually developing and are generally expected to become more restrictive. Newly enacted regulations or interpretations of the law could materially increase the Company’s asset retirement obligations.

The Company determined the amount of the asset retirement obligations based on estimated future cash flows required to settle the obligation in the period 2008 to 2012. The estimated future cash flows have been projected using an inflation rate of 2.5% and discounted using a credit-adjusted rate of 12.9%. Movements in the balance of the asset retirement obligation are:

Balance, December 31, 2006	$ -
Asset retirement obligation assumed on the merger with Sargold	4,584,887
Accretion	56,745
Effect of changes in exchange rate	(23,963)
Balance, December 31, 2007	$ 4,617,669

16.

Long-Term Liabilities

As a result of the acquisition by Sargold of the Sardinian properties and subsequent re-negotiation of the share purchase agreement, the long-term liabilities outstanding as of December 31, 2007 and December 31, 2006 are as follows:

	2007	2006
Due to Progemisa SpA	$ 7,581,210	$ -
Due to shareholders	6,272	6,272
Government assistance	1,350,675	-
	$ 8,938,157	$ 6,272

Due to Progemisa SpA

Progemisa SpA, is due €5,254,512 ($7,581,210), which is repayable when the financial situation of SGM makes it commercially reasonable and economically feasible. This loan does not currently bear interest, and is repayable by SGM in advance of some, but not all monies owed to certain Buffalo subsidiaries.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

16.

Long-Term Liabilities (continued…)

Government assistance

Government assistance represents an obligation assumed with the acquisition of Sargold (note 8) and relates to funds previously received from Italian government agencies towards certain exploration work on the Furtei and Osilo properties. Repayment is contingent upon developing deposits to the point of production at which time repayment terms will be determined.

17.

Share Capital

Share issuances

Year ended December 31, 2007:

a)

In March 2007, the Company issued 17,000,000 common shares to Longview as consideration for the Mt. Kare Property (notes 9 and 12). The shares had a value of US$0.90 per share, being the closing price on the date of issue, for an aggregate value of $15,298,000. The value of the shares and the related future income tax liability have been included in the cost of the Mt. Kare Property. The 17,000,000 common shares issued to Longview are subject to escrow and will be released from escrow over an 18-month period.

b)

In June 2007, the Company issued 3,521,648 common shares to Madison as consideration in respect of the Mt. Kare Property (notes 9 and 12). The shares had an aggregate value of $3,375,502.

c)

In December 2007, the Company completed a brokered private placement of 8,670,000 units at a price of $0.45 per unit to generate gross proceeds of $3,901,500. Each unit comprises one common share and a half-warrant with each whole warrant exercisable to purchase a common share at $0.75 for a period of two years. The Company incurred offering costs of $273,105.

d)

The Company generated $124,515 from the exercise of 300,000 stock options exercisable at between US$0.35 and US$0.45 per share.

e)

The Company generated $195,618 from the exercise of 280,456 share purchase warrants at prices between US$0.50 per share and US$1.25 per share.

Year ended December 31, 2006:

a)

In March 2006, the Company issued 4,000,000 common shares for the purchase of Gold FX.

b)

In May 2006, the Company issued 50,000 common shares with a value of $77,145 pursuant to the Hannah 1 exploration property option agreement.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

17.

Share Capital (continued…)

c)

In April 2006, the Company completed a brokered private placement of 3,565,000 units at a price of US$1.00 per unit to generate gross proceeds of $4,099,750. Each unit consisted of one common share and one half common share purchase warrant with each full warrant having an exercise price of US$1.25 for a period of two years from the closing date. The Company incurred cash offering costs of $288,647. In addition, the Company issued 45,000 units at a value of $52,515 and 356,500 broker warrants with a fair value of $284,000. The warrants were valued using the Black-Scholes option pricing model using volatility of 148%, a risk-free interest rate of 3.98% and an expected life of two years with a dividend rate of 0%.

d)

In September 2006, the Company completed a brokered private placement of 11,428,700 units at a price of US$1.75 per unit to generate gross proceeds of $22,182,097. Each unit comprised of one common share and a half-warrant with each whole warrant exercisable to purchase a common share at US$2.25 for a period of two years. The Company incurred cash offering costs of $1,549,817. In addition, the Company issued 1,137,870 broker warrants with a fair value of $1,688,000. The warrants were valued using the Black-Scholes option pricing model using volatility of 125%, a risk-free interest rate of 3.8% and an expected life of two years with a dividend rate of 0%.

e)

In October 2006, the Company issued 73,592 common shares with a value of $175,900 for the purchase of Canon.

f)

Warrant holders exercised 3,925,290 warrants at prices of between US$0.50 and US$1.25 for proceeds of $2,542,504.

g)

Stock option holders exercised 918,500 stock options at prices of between US$0.35 and US$0.85 for proceeds of $438,696.

Year ended December 31, 2005:

a)

In April 2005, the Company reached an agreement with creditors that resulted in the settlement of debts of $447,802 by the issuance of 2,139,598 common shares at a value of $390,034, resulting in a gain of $57,768.

b)

In July 2005, the Company completed a private placement of 3,100,000 common shares at US$0.15 per common share for gross proceeds of $566,070. The Company incurred offering costs of $25,721.

c)

In September 2005, the Company completed a private placement of 1,000,000 common shares at US$0.15 per common share for gross proceeds of $175,128.

d)

In December 2005, the Company completed a private placement of 9,251,858 units at US$0.35 per unit for gross proceeds of $3,740,722. Each unit comprised of one common share and a half-warrant with each whole warrant exercisable to purchase a common share at US$0.50 for a period of two years. The Company incurred cash offering costs of $298,838, paid 120,000 units with a value of $48,519 as a corporate finance fee and 49,275 units with a value of $19,923 as an agent’s fee. In addition, the Company issued 693,889 broker warrants with a fair value of $194,000. The warrants were valued using the Black-Scholes option pricing model using volatility of 155%, a risk-free interest rate of 3.98% and an expected life of two years with a dividend rate of 0%.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

18.

Stock Options

The Company has an incentive stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants of the Company. The maximum number of shares reserved for issuance under the Plan may not exceed 10% of the issued share capital of the Company. Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted under the Plan have a term not to exceed five years and vesting provisions are determined by the board of directors.

The change in stock options outstanding is as follows:

	2007			2006		2005
	Number of Options	Weighted Average Exercise Price $	Weighted Average Exercise Price US$	Number of Options	Weighted Average Exercise Price US$	Number of Options	Weighted Average Exercise Price US$

At January 1	3,698,500	1.16	1.14	1,737,000	0.37	256,000	0.50

Granted	5,488,762	0.58	0.57	2,880,000	1.37	1,650,000	0.36
Exercised	(300,000)	0.37	0.36	(918,500)	0.42	-	-
Expired or forfeited	(500,000)	2.12	2.08	-	-	(169,000)	0.50

At December 31	8,387,262	0.75	0.74	3,698,500	1.14	1,737,000	0.37

Stock-based compensation

During 2007, the Company awarded options to purchase 3,850,000 common shares (2006 – 2,880,000, 2005 – 1,650,000) and recorded stock-based compensation expense of $1,377,076 (2006 – $3,883,000, 2005 - $661,000). The weighted average fair value of each option granted for 2007 was $0.36 (2006 - $1.35, 2005 – $0.40). The Company also distributed 500,000 shares of Bondi to certain related parties (note 21) at a value of $172,080, which has been recorded as additional stock-based compensation in fiscal 2007. The following weighted average assumptions were used for the Black-Scholes option pricing model used to value stock options granted:

	2007	2006	2005
Risk-free interest rate	3.7%	4.0%	3.8%
Expected life of options	5 years	4 years	5 years
Annualized volatility	102.3%	134%	176%
Dividend rate	0%	0%	0%

As at December 31, 2007, the following stock options are outstanding and exercisable:

Options Outstanding					Options Exercisable
		Weighted
		Average	Weighted	Weighted		Weighted	Weighted
Range of		Remaining	Average	Average		Average	Average
Exercise	Number	Contractual	Exercise	Exercise	Number	Exercise	Exercise
Prices $	Outstanding	Life	Price $	Price US$	Exercisable	Price $	Price US$
0.35 – 0.70	5,665,833	3.87	0.52	0.51	5,665,833	0.52	0.51
0.71 – 1.49	1,867,143	2.13	0.91	0.90	1,867,143	0.91	0.90
1.50 – 2.08	854,286	3.04	2.02	1.98	854,286	2.02	1.98
	8,387,262	3.40	0.76	0.75	8,387,262	0.76	0.75

The Company also awarded 1,638,762 options with the purchase of Sargold as described in note 8.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

19.

Warrants

At December 31, 2007, the following stock purchase warrants were outstanding:

Exercise Price	Number of Financing Warrants	Number of Broker Warrants	Expiry Date

$0.75	4,335,000	-	December 12, 2009
US$0.86	1,428,571	-	June 5, 2009
US$0.86	428,572	2,142,857	June 12, 2009
US$1.03	1,150,000	1,314,286	July 28, 2008
US$1.25	1,552,500	159,584	April 3, 2008
US$2.10	-	1,137,870	September 25, 2008
US$2.25	5,714,350	-	September 25, 2008
	14,608,993	4,754,597

The change in share purchase warrants outstanding was as follows (where applicable, Canadian dollar denominated amounts have been converted to US dollars at prevailing exchange rates):

	Financing Warrants		Broker Warrants
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

At December 31, 2004	-	US$ -	-	US$ -

Granted	4,625,929	0.50	838,527	0.50
Exercised	-	-	-	-
Expired	-	-	-	-

At December 31, 2005	4,625,929	0.50	838,527	0.50

Granted	7,496,850	2.01	1,539,370	1.88
Exercised	(2,945,179)	0.56	(980,111)	0.66
Expired	-	-	-	-

At December 31, 2006	9,177,600	1.72	1,397,786	1.90

Granted	7,342,143	0.82	3,457,143	0.94
Exercised	(227,499)	0.54	(52,957)	0.94
Expired	(1,683,251)	0.50	(47,375)	0.50

At December 31, 2007	14,608,993	US $1.43	4,754,597	US$1.23

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

20.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006	2005
Loss before income taxes	$(13,075,168)	$(13,894,215)	$(1,400,171)
Tax rate	34.12%	34.12%	35.62%
Expected income tax expense (recovery)	$(4,792,400)	$(4,740,700)	$(488,240)
Foreign tax rate difference	(254,300)	40,400	-
Effect of assets value for tax purposes	810,300	-	-
Non-deductible expenses for tax	3,930,100	1,373,700	259,200
Financing costs	(171,300)	(152,700)	(27,800)
Exploration costs	-	-	139,600
Gain on settlement of debt	-	3,256,300	(20,100)
Effect of income tax rate changes	353,100	-	-
Effect of foreign exchange rate changes	(246,300)	-	-
Unrecognized benefit of non-capital losses	1,751,668	-	137,340
Future income tax expense (recovery)	$1,380,868	$(223,000)	$-

The significant components of the Company's future income tax assets and liabilities are as follows:

	2007	2006
Future income tax assets relating to:
Equity investments	$380,700	$-
Exploration properties	1,053,000	1,056,200
Asset retirement obligation	1,499,700	-
Other tax assets	210,900	50,800
Share issue costs	481,000	583,100
Non-capital loss carry forwards	10,421,900	3,857,700
Capital loss carryforwards	346,500	-
Future income tax assets	14,393,700	5,547,800
Valuation allowance	(12,493,031)	(5,324,800)
Future income tax liabilities relating to:
Property, plant and equipment	(1,065,400)	-
Mineral properties	(25,752,700)	(2,080,000)
Equity investments	(2,591,400)	-
Net future income tax asset (liability)	$(27,508,831)	$(1,857,000)

In the year ended December 31, 2007, the Company recognized a future income tax liability of $15,717,625 on the acquisition of Sargold and a future income tax liability of $8,003,000 on the acquisition of Madison PNG.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

20.

Income Tax (continued…)

In the year ended December 31, 2006, the Company recognized a future income tax liability of $2,080,000 on the acquisition of Gold FX. This liability was partially offset through the recognition of certain future income tax assets resulting in a future income tax recovery of $223,000.

The Company has available for deduction against future years' taxable income non-capital losses of approximately $23,000,000. Of these losses $21,000,000 will expire up to 2027. Subject to certain restrictions, the Company also has approximately $3,200,000 of resource expenditures available to reduce taxable income of future years.

21.

Related Party Transactions

The Company incurred the following expenses with officers, a former officer, directors, a former director, companies and a law firm in which officers or directors of the Company, or their spouses, hold an interest:

Year ended December 31	2007	2006	2005

Consulting fees	$ 557,044	$ 608,175	$ 110,000
Professional fees	120,000	90,000	49,500
Exploration expenses	299,992	43,733	-
Investor relations	144,396	96,107	-
Rent and office costs	43,200	52,355	7,775
Share issue costs	-	20,000	5,500
Exploration properties	-	10,000	6,250
Salaries	-	91,000	-
	$ 1,164,632	$1,011,370	$ 179,025

In November 2007, the Company distributed 500,000 shares of Bondi to various officers, and a company in which an officer of the Company is a beneficiary, with a value of $172,080 as part of the sale of the Company’s uranium properties (note 7).

During fiscal 2007, the Company made option payments in respect of the Mt. Kare Property of $nil (2006 - $150,000) to Longview, which is controlled by an officer and director of the Company, and $nil (2006 - $550,000) to Madison, which has a director in common with the Company. In fiscal 2007, the Company also issued 17,000,000 common shares to Longview with a value of $15,298,000 and 3,521,648 common shares to Madison with a value of $3,375,502, in respect of Mt. Kare.

During fiscal 2006, the Company acquired shares of Madison from arm’s length parties at a cost of $1,835,899. In January 2007, the Company acquired a further 1,700,000 common shares of Madison at a cost of $1,445,000 from Longview Capital Partners Incorporated (“Longview Incorporated”), which has a director in common with the Company.

Included in accounts payable and accrued liabilities at December 31, 2007 is $249,675 (2006 - $277,402) due to officers, a former officer, directors, consulting companies and a law firm in which directors or officers hold an interest. Accounts payable include $644,331 due to Progemisa SpA which holds a 10% minority interest in SGM. Included in receivables is $23,964 due from a company which has a director in common with the Company and $23,986 due from Progemisa SpA.

During 2005, the Company settled accounts payable due to related parties of $280,743 through the issuance of 1,538,910 common shares.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

21.

Related Party Transactions (continued…)

In 2007, the Company borrowed $150,000 from Kyoto Planet Group (“Kyoto”), a company with a director in common with the Company. The loan bore interest at 8% and was repaid in the year.

In 2007, the Company borrowed $450,000 from Longview Incorporated, a shareholder which has a director in common with the Company. The loan bore interest at 8% and was repaid in the year.

In 2007, the Company lent $300,000 to Kyoto, which has a director in common with the Company. The loan bears interest at 8% and was repaid subsequent to year-end.

During fiscal 2006, the Company entered into a loan agreement with Longview Incorporated whereby the Company agreed to loan Longview Incorporated $1,813,050. The loan bore interest at approximately 5.1% per year and was repaid with interest of $10,488.

In 2006, the Company entered into a premises lease agreement in conjunction with Tournigan Gold Corporation, Longview Incorporated and Bayswater Uranium Corporation, which have one or more directors in common with the Company. In 2007, the Company was removed from the lease.

Apart from the loans to Longview Incorporated and Kyoto and the purchase of Madison shares, these transactions were in the normal course of operations. These transactions were measured at the exchange amount, which represented the amount of consideration established and agreed to by the related parties.

22.

Contingencies

The Company has been sued by a water processing company after exploration drilling in Sardinia allegedly interfered with an aquifer. The Company has accrued the estimated likely amount to be paid in accounts payable and accrued liabilities. Settlement or judgment costs greater or less than the amount accrued will be expensed or recovered to operations at the date of settlement or judgment.

The Company has also been sued by a contractor seeking €656,577 ($947,309) for wrongful dismissal. The Company believes that the claim is without merit and has not accrued any liability.

The Company is also involved in various claims and legal actions in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a materially adverse effect on the Company.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

23.

Segment Information

In prior periods, the Company had one reportable segment, mineral exploration, and now has six reportable segments based on a combination of activity (mining; exploration in support of exiting mining activities; exploration to identify potential mines; and administration) and location (Italy, Australia, Papua New Guinea or Canada). In assessing segment profit or loss, the Company's chief decision maker relies on amortization and loss from operations, which includes exploration activity.

Information about the Company’s reportable operating segments follows:

Amortization

Year ended December 31	2007

Furtei - mining	$ -
Furtei - exploration	-
Other Sardinia - exploration	-
Australia - exploration	3,592
Mt. Kare - exploration	-
Administration	11,332

$ 14,924

Loss from operations

Year ended December 31	2007

Furtei - mining	$ -
Furtei - exploration	-
Other Sardinia - exploration	-
Australia - exploration	638,459
Mt. Kare - exploration	8,673,373
Administration and corporate	4,622,468

$ 13,934,300

The geographical division of the Company’s long-lived assets is as follows:

Exploration properties, development property and equipment	December 31, 2007	December 31, 2006

Canada	$ 15,123	$ 21,932
Italy	56,005,785	-
Australia	3,868,154	7,322,543
Papua New Guinea	27,535,872	895,973
	$ 87,424,934	$ 8,240,448

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

24.

Financial Instruments

The Company's financial instruments consist of cash, receivables, notes receivable, marketable securities, equity investments, accounts payable and accrued liabilities, other current liabilities and long-term liabilities. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The fair value of certain long-term liabilities is not determinable due to uncertain repayment terms. Accordingly, these liabilities have been recorded at their face value.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The Company is subject to credit risk on cash in excess of federally insured deposits with chartered banks and investments in corporate bonds. The Company mitigates such risks by placing its deposits with large financial institutions.

25.

Supplemental Disclosure with Respect to Cash Flows

The significant non-cash transactions for the year ended December 31, 2007 consisted of the Company:

a)

issuing 17,000,000 common shares with a value of $15,298,000 in connection with the purchase of the Mt. Kare Property (notes 9 and 17);

b)

issuing 3,521,648 common shares with a value of $3,375,502 in connection with the purchase of an interest in Madison PNG and the Mt. Kare Property (note 9);

c)

issuing 21,597,975, common shares, 1,638,762 stock options and 6,464,286 share purchase warrants with a value of $22,012,000 in connection with the acquisition with Sargold (note 8);

d)

receiving 25,000,000 common shares and 5,000,000 share purchase warrants of Bondi on the sale of its Australian uranium-only properties with a value of $9,178,750 (note 7); and

e)

incurring share issue costs of $273,105 through accounts payable.

The significant non-cash transactions for the year ended December 31, 2006 consisted of the Company:

a)

issuing 4,000,000 common shares with a value of $4,820,000 in connection with the purchase of Gold FX (note 11);

b)

issuing 50,000 common shares with a value of $77,145 in connection with the purchase of Hannah 1 (note 12);

c)

issuing 73,592 common shares with a value of $175,900 in connection with the purchase of Canon (note 10);

d)

issuing 45,000 units at a value of $52,515 as a corporate finance fee and 356,500 broker warrants at a value of $284,000 as part of a private placement (note 17); and

e)

issuing 1,137,870 broker warrants at a value of $1,688,000 as part of a private placement (note 17).

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

25.

Supplemental Disclosure with Respect to Cash Flows (continued…)

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

26.

Subsequent Events

Subsequent to year-end:

a)

In January 2008, the Company completed the second tranche of a brokered private placement of 9,104,001 units at a price of $0.45 per unit to generate gross proceeds of $4,096,800 of which $211,500 was received in 2007. Each unit comprises one common share and a half-warrant with each full warrant exercisable to purchase a common share at $0.75 for a period of two years. The Company incurred cash offering costs of $474,078. In addition, the Company issued 1,114,711 broker warrants.

b)

In January 2008, the Company acquired 5,724,500 common shares of AMI Resources Inc. (“AMI”) at a price of $0.40 per share in a private transaction with Longview which is controlled by an officer and director of the Company. As a result of this transaction, the Company now owns 7,170,000 common shares, representing approximately 22% of AMI’s issued and outstanding share capital.

c)

In April 2008, the Company gave notice to Madison that the Company wishes to implement a joint venture at the Mt. Kare project in Papua New Guinea following a 90-day notice period. The Company currently has a 60% interest in the Mt. Kare project and Madison has 40%. Madison and the Company collectively hold a 10% interest in trust for the local landowners, which is included in their interests. The Company and Madison will have to contribute on a pro rata basis to the project costs or their ownership interests will be diluted. Madison has indicated that it will not be contributing to the joint venture and will be subject to dilution.

d)

In 2008, the Company sold 4,980,000 shares of Kinbauri for net proceeds of $3,397,840. As a result, Kinbauri ceased to be an equity investee effective February 28, 2008.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

27.

Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP and conform in all material respects with accounting principles, practices and methods accepted in the United States (“United States GAAP”) except as set out below:

Year ended December 31	2007	2006	2005
Loss for the year
Loss for the year - Canadian GAAP	$(14,456,036)	$(13,671,215)	$(1,400,171)
Net mining costs	(489,693)	-	-
Property plant and equipment amortization	(31,921)	-	-
Mineral property amortization	(166,000)	-	-
Future income tax recovery	73,200	-	-
Unrealized loss on securities available for sale	(252,039)	393,011	-
Unrealized foreign exchange gain on securities available for sale	687,811	(687,811)	-
Loss for the year - United States GAAP	$(14,634,678)	$(13,966,015)	$(1,400,171)
Basic and diluted loss per share – United States GAAP	$(0.23)	$(0.43)	$(0.14)

Financial Condition at December 31, 2007	Canadian GAAP	Adjustment	United States GAAP
Current assets	$4,379,201	$-	$4,379,201
Property plant and equipment	4,575,235	(31,921)	4,543,314
Development property	47,468,294	(655,693)	46,812,601
Other assets	48,538,562	-	48,538,562
Total assets	$104,961,292	$(687,614)	$104,273,678

Liabilities	$20,056,642	$-	$20,056,642
Future income taxes	27,508,831	(73,200)	27,435,631
Accumulated comprehensive other loss	(413,642)	(140,972)	(554,614)
Deficit	(34,449,380)	(473,442)	(34,922,822)
Other shareholders’ equity	92,258,841	-	92,258,841
Total liabilities and shareholders’ equity	$104,961,292	$687,614	$$104,961,292

Financial Condition at December 31, 2006	Canadian GAAP	Adjustment	US GAAP
Current assets	$20,493,358	$-	$20,493,358
Property plant and equipment	35,203	-	35,203
Other assets	8,293,235	-	8,293,235
Total assets	$28,821,796	$-	$28,821,796

Liabilities	$922,408	$-	$922,408
Future income taxes	1,857,000	-	1,857,000
Accumulated comprehensive other loss	-	294,800	294,800
Deficit	(19,993,344)	(294,800)	(20,288,144)
Other shareholders’ equity	46,035,732	-	46,035,732
Total liabilities and shareholders’ equity	$28,821,796	$-	$28,821,796

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

27.

Differences Between Canadian and United States Generally Accepted Accounting Principles (Continued…)

December 31	2007	2006
Accumulated other comprehensive income
Accumulated other comprehensive income - Canadian GAAP	$(413,642)	$-
Unrealized loss on securities available for sale	(140,972)	(393,011)
Unrealized foreign exchange gain on securities available for sale	-	687,811
Accumulated other comprehensive income - United States GAAP	$(554,614)	$294,800

December 31	2007	2006
Deficit
Deficit - Canadian GAAP	$(34,449,380)	$(19,993,344)
Net mine costs	(489,693)	-
Property plant and equipment amortization and mineral property amortization	(31,921)	-
Mineral property amortization	(166,000)
Future income tax recovery	73,200
Unrealized loss on securities available for sale	140,972	393,011
Unrealized foreign exchange gain on securities available for sale	-	(687,811)
Deficit - United States GAAP	$(34,922,822)	$(20,288,144)

Year ended December 31	2007	2006	2005
Cash flows from operating activities
Cash flows from operating activities - Canadian GAAP	$(13,929,593)	$(10,175,545)	$(507,054)
Net mining expenditures	(432,948)	-	-

Cash flows from operating activities - United States GAAP	$(14,362,541)	$(10,175,545)	$(507,054)

Year ended December 31	2007	2006	2005
Cash flows from investing activities
Cash flows from investing activities - Canadian GAAP	$9,187,272	$(19,414,994)	$(227,453)
Net mining expenditures reclassified to operating activities	432,948	-	-

Cash flows from investing activities - United States GAAP	$9,620,220	$(19,414,994)	$(227,453)

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

27.

Differences Between Canadian and United States Generally Accepted Accounting Principles (Continued…)

a)

Comprehensive income

Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from deficit and contributed surplus in the equity section of the balance sheet. Prior to January 1, 2007, Canadian GAAP did not require disclosure of other comprehensive income.

Year ended December 31	2007	2006	2005
Comprehensive income (loss)
Comprehensive income (loss) - Canadian GAAP	$(413,642)	$-	$-
Unrealized losses on securities available for sale	252,039	(393,011)	-
Unrealized foreign exchange gains on securities available-for-sale in accordance with EITF 96-15 “Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign Currency-Denominated Available-for-Sale Debt Securities”.	(687,811)	687,811	-

Comprehensive income (loss) - United States GAAP	$(849,414)	$294,800	$-

b)

Property plant and equipment, development property and future income taxes

For Canadian GAAP purposes, the Company is considered to be in the development stage and, accordingly, operating costs, net of revenues, are capitalized to the development property.

For United States GAAP purposes, the production phase of a mine is considered to have begun when saleable minerals are produced regardless of the level of production. Accordingly, the Company is considered to be in commercial production with respect to its Furtei mine (note 13) and net operating losses of $489,693 capitalized to the property under Canadian GAAP will be charged to operations for US GAAP purposes. In addition, with the commencement of commercial production, amortization of the Furtei property based on units of production of $166,000 will be charged to operations as well as amortization of $31,921 relating to property, plant and equipment. As a result of these adjustments, future income tax liabilities for United States GAAP purposes will be reduced by $73,200 resulting in a recovery in the results of operations.

c)

Exploration properties and deferred costs

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP, as disclosed in note 3. The Company’s current treatment of exploration properties and deferred costs conforms in all material respects with United States GAAP. The Company has adopted the provisions of EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”, which concludes that mineral rights are tangible assets and accordingly capitalizes for United States GAAP purposes the costs related to the acquisition of mineral rights.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

27.

Differences Between Canadian and United States Generally Accepted Accounting Principles (Continued…)

d)

Marketable securities

Prior to January 1, 2007, Canadian GAAP required that marketable securities held by the Company be recorded at the lower of cost and market value. Under United States GAAP, these investments would be classified as “available-for-sale” securities and recorded at market value. Any unrealized holding gains or losses would be reported as a separate component of shareholders’ equity until realized. This accumulated difference between cost and market value is also recorded as part of comprehensive income.

For fiscal 2006, the unrealized holding gains for marketable securities was $294,800 (2005 - $nil).

For fiscal 2007, with the adoption of Section 3855 “Financial Instruments” and related sections, as disclosed in note 3, Canadian GAAP conforms in all material respects with United States GAAP.

e)

Adoption of new accounting policies

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The Company adopted the provisions of FIN 48 on January 1, 2007 and the adoption of this policy does not result in an adjustment to the Company’s financial statements.

f)

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, the year beginning January 1, 2008 for the Company. The Company has not yet determined the impact adoption will have on the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No.160, “Non-controlling interest in consolidated financial statements”. SFAS No.160 clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. This statements amends FASB No.128, Earning per share, the calculation of the EPS amounts in consolidated financial statement will continue to be based on amounts attributable to the parent. SFAS No.160 is effective for fiscal years beginning after December 31, 2008. The Company is currently evaluating the impact of SFAS No.160 on its consolidated financial position and results of operations.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

27.

Differences Between Canadian and United States Generally Accepted Accounting Principles (Continued…)

In December 2007, FASB issued SFAS No. 141 “Business Combinations” (“SFAS No. 141”) (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Statement establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest. (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The effective date of SFAS No. 141 is December 15, 2008. The Company is currently evaluating the impact of SFAS No. 141 on its consolidated financial statements.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s financial position or results of operations.

______________________________________________________________________________

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

EXHIBIT 4.AN:   SALES AND PURCHASE AGREEMENT DATED AUGUST 28, 2008 BETWEEN THE COMPANY, CERTAIN SUBSIDIARIES (CANON INVESTMENTS PTY LIMITED, GOLD FINANCE AND EXPLORATION PTY LIMITED AND GOLD FX PTY LIMITED) AND BONDI MINING LIMITED.

_________________________________________________________________________

AGREEMENT FOR THE SALE AND PURCHASE OF SHARES

DATE

28 AUGUST

2007

PARTIES

1.

CANON INVESTMENTS PTY LIMITED ACN 053 538 613 (Canon) GOLD FINANCE AND EXPLORATION PTY LIMITED ACN 112 075 484 (Gold FE) and GOLD FX PTY LIMITED ACN 114 195 345 (Gold FX) all of Suite 25, Ground Floor, Plumridge House, 36 Agnes Street, Fortitude Valley, Queensland (each a Vendor and together the Vendors)

2.

BONDI MINING LIMITED ACN 120 723 426 of c/- Level 2, 55 Hunter Street, Sydney, New South Wales (Purchaser)

3.

BUFFALO GOLD LIMITED (a Canadian company) of Unit 25, 36 Agnes Street, Fortitude Valley, Queensland (Buffalo Gold)

BACKGROUND

A.

Murphy Uranium Pty Limited ACN 126 180 818 of Suite 25, Ground Floor, Plumridge House, 36 Agnes Street, Fortitude Valley, Queensland (Company) was incorporated in Queensland on 26 June 2007.

B.

The Vendors are the registered holders and beneficial owners of all of the issued and allotted shares in the capital of the Company (Shares) and the number of Shares so held and owned by each of the Vendors is shown opposite their respective names below:

Name

No of Shares

Canon

2

Gold FE

1

Gold FX

1

C.

The Vendors have agreed to sell and the Purchaser has agreed to purchase the Shares on the terms and conditions contained in this Agreement.

D.

Canon and Gold FX are wholly owned subsidiaries of Buffalo Gold.  Gold FE is a wholly owned subsidiary of Gold FX.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

TERMS

__________________________________________________________________________

1.

DEFINITIONS

In this Agreement unless the context otherwise requires:

1.1

Act means the Corporations Act 2001 (Cth);

1.2

Agreement means this Agreement for the Sale and Purchase of Shares;

1.3

Asset Sale Agreements means the Canon Agreement, the FE Agreement and the FX Agreement;

1.4

ASX means ASX Limited ACN 008 624 691;

1.5

Board means the board of directors of the Purchaser;

1.6

Business Day means any day on which trading banks in Sydney, New South Wales are open for business;

1.7

Canon Agreement means the Sale and Purchase Agreement dated 17 July 2007 between the Company and Canon under which uranium assets are transferred to the Company;

1.8

Claim against any person means any claim, action, proceeding, demand, judgment, damage, loss, cost, expense or liability whatever incurred or suffered by or brought or made or recovered against the person and however arising (whether or not presently ascertained, immediate, future or contingent);

1.9

Completion means completion of the sale and purchase of the Shares pursuant to this Agreement;

1.10

Completion Date means the day being two Business Days following the last of the Conditions Precedent being satisfied or waived;

1.11

Consideration Shares means 25,000,000 fully paid ordinary shares in the capital of the Purchaser;

1.12

Conditions Precedent means the conditions precedent set out in clause 3.1;

1.13

Consolidated Group means a consolidated group for the purposes of the Income Tax Assessment Act 1997 (Cth);

1.14

Duty means any stamp, transaction or registration duty or similar charge imposed by any Government Agency and includes any interest, fine, penalty, charge or other amount imposed in respect of the duty or charge;

1.15

EL means a Northern Territory exploration licence;

1.16

ELA means a Northern Territory exploration licence application;

1.17

EPM means a Queensland exploration permit for minerals;

1.18

EPMA means a Queensland exploration permit for minerals application;

1.19

Execution Date means the date the last party executes this Agreement;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

1.20

FE Agreement means the Sale and Purchase Agreement dated 17 July 2007 between the Company and Gold FE under which uranium assets are transferred to the Company;

1.21

FX Agreement means the Sale and Purchase Agreement dated 17 July 2007 between the Company and Gold FX under which uranium assets are transferred to the Company;

1.22

Government Agency means any government or governmental, semi-governmental, administrative, fiscal, or judicial body, department, commission, authority, tribunal, agency or entity;

1.23

GST means the goods and services tax imposed in Australia under the GST Act and includes any replacement or subsequent similar tax;

1.24

GST Act means A New Tax System (Goods and Services Tax) Act 1999 (Cth);

1.25

Head Company means a company that qualifies as a head company pursuant to section 703-15 of the Income Tax Assessment Act 1997 (Cth);

1.26

Material Contracts means those agreements, arrangements, understandings, undertakings or commitments identified in annexure A that the Purchaser is a party to;

1.27

Mining Information means all technical information including (without limitation) geological, geochemical and geophysical reports, feasibility studies, surveys, mosaics, aerial photographs, samples, drill core, drill logs, drill pulp, assay results, maps and plans, production statistics and processing facility operating manuals relating to the Mining Tenements or the Mt Hogan Concurrent Rights Deed whether in physical, written or electronic form in the ownership or possession or under the control of the Company;

1.28

Mining Tenements means:

(a)

the granted mining tenements identified in Part 1 of annexure B and the applications for mining tenements identified in Part 2 of annexure B; and

(b)

any other mining tenement or tenements which may be granted in lieu of or relating to the same ground as those mining tenements,

and includes all rights to mine and other privileges appurtenant to the Mining Tenements;

1.29

Mt Hogan Concurrent Rights Deed means the document of that name dated 22 August 2007 between Newcrest Operations Limited ACN 009 221 505 (Newcrest Operations), the Company, Buffalo Gold and the Purchaser in respect of EPM 11709 owned by Newcrest Operations;

1.30

Purchaser Warranties mean the warranties contained in clause 8;

1.31

Shares includes all benefits, rights and entitlements accrued or attaching to the Shares and includes any further shares in the capital of the Company which may have been issued to the Vendors prior to execution of this Agreement or which may be issued to the Vendors at any time prior to Completion;

1.32

Tax means any tax, levy, charge, impost, duty, fee, deduction, compulsory loan or withholding, which is assessed, levied, imposed or collected by any Government Agency and includes, but is not limited to, any interest, fine, penalty, charge, fee or

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

any other amount imposed on, or in respect of any of the above, and further includes (for the avoidance of doubt) GST but excludes Duty;

1.33

Tax Law means any law relating to either Tax or Duty as the context requires, including (for the avoidance of doubt) the GST Act;

1.34

Vendor Warranties means the warranties contained in annexure C; and

1.35

Warranties means the Purchaser Warranties and the Vendor Warranties.

_________________________________________________________________________________

2.

INTERPRETATION

2.1

In this Agreement unless the context otherwise requires:

(a)

words denoting the singular number include the plural and vice versa;

(b)

words denoting any gender include all genders;

(c)

where a word or phrase is defined, other parts of speech and grammatical forms of that word or phrase have corresponding meanings;

(d)

words denoting natural persons include bodies corporate and vice versa;

(e)

references to clauses are to clauses of this Agreement;

(f)

headings are for convenience only and do not affect interpretation;

(g)

a reference to any party to this Agreement or to any other document includes that party’s executors, administrators, successors and permitted assigns (as the case may be);

(h)

references to any document include references to such document as amended, novated, supplemented, varied or replaced from time to time;

(i)

references to any legislation or to any provision of any legislation include any modification or re-enactment of that legislation or legislative provision or any legislation or legislative provision substituted for, and all regulations and instruments issued under, such legislation or provision;

(j)

reference to dollars and $ are to amounts in Australian currency;

(k)

a reference to default or breach includes a Warranty being untrue or proving to be incorrect;

(l)

the Background is correct and forms part of this Agreement; and

(m)

the annexures to this Agreement form part of this Agreement.

2.2

A provision of this Agreement must not be construed to the disadvantage of a party merely because that party was responsible for the preparation of this Agreement or the inclusion of the provision in this Agreement.

_________________________________________________________________________________

3.

CONDITIONS PRECEDENT

3.1

This Agreement and the obligations of the parties under this Agreement (apart from this clause 3.1) are subject to:

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(a)

the Purchaser conducting due diligence in respect of the Company and being satisfied in all respects with such due diligence;

(b)

the Purchaser obtaining all shareholder approvals required under the Corporations Act 2001 (Cth) and the listing rules of ASX for the transaction contemplated by this Agreement;

(c)

the completion of the Asset Sale Agreements in accordance with their terms;

(d)

the Vendors conducting due diligence in respect of the Purchaser and being satisfied in all respects with such due diligence;

(e)

the Purchaser obtaining any approvals or consents required from ASX; and

(f)

the transfer of the granted Mining Tenements identified in Part 1 of annexure B to the Company pursuant to the Asset Sale Agreements.

3.2

The Purchaser must use its best endeavours to satisfy the condition precedent referred to in clause 3.1(a) within 21 days after the date of this Agreement.  If this condition precedent is not satisfied within 21 days after the date of this Agreement, either party (provided such party is not in default) may rescind this Agreement.

3.3

The Vendors must use their best endeavours to satisfy the condition precedent referred to in clause 3.1(d) within 21 days after the date of this Agreement.  If this condition precedent is not satisfied within 21 days after the date of this Agreement, either party (provided such party is not in default) may rescind this Agreement.

3.4

The Purchaser must use its best endeavours to satisfy the conditions precedent referred to in clauses 3.1(b) and 3.1(e) within 90 days after the date of this Agreement.  If these conditions precedent are not satisfied within 90 days after the date of this Agreement, either party (provided such party is not in default) may rescind this Agreement.

3.5

The Vendors must use their best endeavours to cause the conditions precedent referred to in clauses 3.1(c) and 3.1(f) to be satisfied within 90 days after the date of this Agreement.  If these conditions precedent are not satisfied within 90 days after the date of this Agreement, either party (provided such party is not in default) may rescind this Agreement.

__________________________________________________________________________________

4.

AGREEMENT FOR SALE AND PURCHASE OF THE SHARES

The Vendors agree to sell and the Purchaser agrees to purchase at Completion the Shares free from all mortgages, liens, charges, encumbrances, adverse claims or interests of any nature.

__________________________________________________________________________________

5.

CONSIDERATION

5.1

In consideration for the Shares, at Completion the Purchaser shall (subject to compliance with clause 5.2):

(a)

issue and allot the Consideration Shares as follows:

(i)

8,166,666 Consideration Shares to Canon;

(ii)

8,166,667 Consideration Shares to Gold FE;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(iii)

8,166,667 Consideration Shares to Gold FX; and

(iv)

500,000 Consideration Shares to the following  nominees of the Vendors, namely:

(A)

150,000 Consideration Shares to Susan Rosemary Dugmore in her capacity as trustee of the Gold Investment Trust;

(B)

150,000 Consideration Shares to Robert Skrzeczynski;

(C)

150,000 Consideration Shares to Douglas Haynes; and

(D)

50,000 Consideration Shares to Darryn Hedger; and

(b)

grant 5,000,000 options each to acquire one ordinary share in the capital of the Purchaser with an exercise price of $0.60, an expiry date of two years after the Completion Date and otherwise on the terms and conditions set out in annexure D as follows:

(i)

1,666,666 options to Canon;

(ii)

1,666,667 options to Gold FE; and

(iii)

1,666,667 options to Gold FX.

5.2

The Vendors agree, and will cause their nominees under clause 5.1(a)(iv) to agree in writing with the Purchaser, to be bound by the Constitution of the Purchaser.

__________________________________________________________________________________

6.

COMPLETION

6.1

Completion shall take place on the Completion Date at the Purchaser’s registered office or such other date or place as the Vendors and the Purchaser may agree.

6.2

On Completion the Vendors must deliver to the Purchaser:

(a)

a duly executed transfer of the Shares in favour of the Purchaser or its nominee and share certificates in respect of all of the Shares;

(b)

the constituent documents, the certificate of incorporation, common seal (if any), register of members, register of options, register of directors, register of directors’ shareholdings, register of charges, minutes of directors’ and shareholders’ meetings of the Company in proper order and condition and fully entered up to the Completion Date;

(c)

all cheque books, financial and accounting books and records, copies of taxation returns and assessments, land tax assessments, mortgages, leases, agreements, insurance policies, title documents, licences, indicia of title, certificates and all other records, papers, books and documents of the Company;

(d)

duly completed authority for the alteration of the signatories of the bank accounts of the Company in the manner required by the Purchaser;

(e)

all current permits, licences and other documents issued to the Company under any legislation or ordinance relating to its business activities;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(f)

any document which may be required to vest in the Purchaser or its nominee the full beneficial ownership of the Shares and to enable the Purchaser or its nominee to be registered as the owner of the Shares;

(g)

the Mining Information;

(h)

the originals of the Asset Sale Agreements;

(i)

all other documents required to be given to the Vendors pursuant to the Asset Sale Agreements, including executed and stamped instruments of transfer of the Mining Tenements and copies of any consents needed to register the transfers of the Mining Tenements;

(j)

all other documents of title evidencing the Company’s interest in the Mining Tenements;

(k)

the Vendors’ copies of all documents in respect of the Mt Hogan Concurrent Rights Deed; and

(l)

the original restriction agreements referred to in clause 6.7 executed by the Vendors, their nominees or both.

6.3

Prior to Completion, the Vendors must procure that the directors of the Company at a duly convened meeting of the Company:

(a)

approve the transfer of the Shares to the Purchaser or its nominee and their registration;

(b)

approve the issue of new share certificates for the Shares; and

(c)

appoint those directors, auditors, secretaries and other officers of the Company as the Purchaser nominates in writing with effect from the end of Completion.

6.4

At Completion, the Vendors must deliver to the Purchaser a statutory declaration by a director of Buffalo Gold that no moneys are then owing to or by the Company by or to:

(a)

the Vendors;

(b)

any related body corporate (as defined in the Act) of the Vendors; or

(c)

any company in which the Vendors or any related body corporate (as defined in the Act) of the Vendors owns shares.

6.5

Each Vendor waives all rights of pre-emption over the Shares conferred by the Constitution of the Company or otherwise.

6.6

Subject to the satisfaction of clauses 6.2, 6.3 and 6.4, on or as soon as reasonably possible following Completion the Purchaser must deliver to the Vendors or their nominees:

(a)

share certificates, holding statements or other evidence of ownership satisfactory to the Vendors for the Consideration Shares;

(b)

an option certificate, holding statement or other evidence of ownership satisfactory to the Vendors for the 5,000,000 options referred to in clause 5.1(b);

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(c)

evidence of the appointment of Damien Edward Reynolds and Mark Anthony Dugmore to the Board; and

(d)

Deeds of Access and Indemnity in respect of Damien Edward Reynolds and Mark Anthony Dugmore, executed by the Purchaser.

6.7

The Vendors acknowledge that the shares to be issued and options to be granted pursuant to this Agreement will be the subject of escrow restrictions for a period of 12 months (or the unexpired period of such 12 month period in respect of shares issued following the exercise of any options during the 12 month period):

(a)

imposed by ASX under its listing rules; or

(b)

imposed by the Purchaser and voluntarily assumed by the Vendors.

The Vendors agree to execute, and will cause their nominees under clause 5.1(a) to execute at or before Completion, such form of restriction agreement in respect of the shares and options to be granted to them pursuant to this Agreement as may be required by ASX or by the Purchaser acting reasonably (as the case may be).

__________________________________________________________________________________

7.

VENDOR WARRANTIES

7.1

Subject to clause 0 the Vendors give the Vendor Warranties to the Purchaser and acknowledges that the Purchaser has entered into this Agreement in reliance upon such Vendor Warranties.

7.2

If prior to Completion the Vendors become aware of any matter, fact or circumstance which would or could render any of the Vendor Warranties untrue or misleading in any way the Vendors must immediately notify the Purchaser in writing together with full particulars of each relevant matter, fact or circumstance and take all necessary steps to rectify such matters, facts or circumstances to render the Vendor Warranties true and not misleading.

7.3

If a breach of any of the Vendor Warranties is discovered prior to Completion then, without prejudice to any other right or remedy of the Purchaser, the Purchaser may by notice to the Vendors terminate this Agreement.

7.4

If the Purchaser terminates this Agreement pursuant to clause 0, the Purchaser will not have any Claim against the Vendors in respect of the breach of a Vendor Warranty to the extent that such breach was not attributable to any act or omission by the Vendors, their officers, employees, contractors, agents or other representatives.

7.5

Subject to clause 0, the Vendors shall indemnify and hold harmless the Purchaser from and against each Claim against the Purchaser to the extent that the Claim arises from or is connected with any breach of any of the Vendor Warranties.

7.6

Subject to clause 0 the Vendor Warranties are not breached by the Vendors and the Purchaser cannot make a Claim in respect of:

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(a)

anything disclosed in any information relating to the Company or to the business of the Company which has been made available in written or recorded form to the Purchaser by the Vendors or by any of the advisers of the Vendors before Completion for the purpose of allowing the Purchaser in its capacity as a potential buyer to obtain relevant information about the Company;

(b)

any information relating to the Company which is contained before Completion on a register maintained by a Government Agency which is available for search by the Purchaser;

(c)

anything disclosed or referred to in this Agreement;

(d)

anything which the Purchaser or any advisers of the Purchaser who assisted  the Purchaser in relation to any of the transactions contemplated in this Agreement actually knows before Completion;

(e)

anything which a reasonable person in the position of  the Purchaser  or in the position of any adviser of the Purchaser would have found before Completion, after due inquiry, after having been given the full opportunity to conduct detailed due diligence if acting with reasonable care and diligence, in relation to the investigation of the Company and the business of the Company;

(f)

anything which is a consequence of any applicable law before Completion;

(g)

provided that the Vendors are not otherwise in breach of clause 0, where the Claim is as a result of any legislation not in force at the Execution Date, including legislation which takes effect retrospectively;

(h)

provided that the Vendors are not otherwise in breach of clause 0, where the Claim is as a result of or in respect of a change in the judicial interpretation of the law in any jurisdiction after the Execution Date;

(i)

provided that the Vendors are not otherwise in breach of clause 0, anything arising from any change after the Execution Date in any applicable law or in its interpretation or in any administrative practice or ruling of a Government Agency (whether or not with any retrospective effect); and

(j)

anything to the extent that it is caused by or contributed to by any act, omission, transaction, or arrangement:

(i)

of or by or on behalf of the Purchaser or any related body corporate of the Purchaser;

(ii)

of or by or on behalf of the Vendors, the Company, or any subsidiary, or any other person at the request of or with the consent or acquiescence of the Purchaser; or

(iii)

implementing, or permitted by, the terms of this Agreement or of any other document contemplated by this Agreement.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

______________________________________________________________________________

8.

PURCHASER WARRANTIES

8.1

Subject to clause 0, the Purchaser gives the following Purchaser Warranties to the Vendors and acknowledges that the Vendors have entered into this Agreement in reliance upon such Purchaser Warranties:

(a)

the Purchaser has been granted official quotation on ASX;

(b)

the Purchaser is a disclosing entity in Australia under the provisions of the listing rules of ASX and the Act and is not in default of any of its requirements thereunder;

(c)

the Purchaser is duly incorporated under the Act and has full corporate power to conduct its business as such business is now being conducted;

(d)

save as set out in this Agreement there are no consents, approvals, authorisations, orders or agreements of any Government Agency which may be required for the purchase of the Shares;

(e)

there are no known claims, actions, suits, judgments, litigation or proceedings pending against or affecting the Purchaser which will or may have a material adverse affect on the Purchaser nor does the Purchaser  know of any reasonable grounds for the basis of any such claims, actions, suits, judgments, litigation or proceedings;

(f)

this Agreement has been duly authorised, executed and delivered by and constitutes a legal, valid and binding agreement of the Purchaser;

(g)

there is no information concerning the Purchaser that would be expected to have a material effect on the price or value of the securities of the Purchaser which has not been disclosed to ASX by the Purchaser;

(h)

the Constitution of the Purchaser has not been varied other than as disclosed in the records of the Australian Securities and Investments Commission;

(i)

the Purchaser is not the trustee of any trust;

(j)

the Purchaser is not in liquidation nor liable to be wound up and no meeting has been called or petition presented for the purpose of winding up the Purchaser;

(k)

no action has been taken or threatened to be taken to place the Purchaser into receivership and there are no writs of execution issued and unsatisfied or partly unsatisfied against any of the property of the Purchaser nor has any sequestration order been made or writ of execution issued against the Purchaser or any of its assets;

(l)

the Purchaser is not under voluntary administration nor has any resolution been passed under Part 5.3A of the Act for the appointment of an administrator under that Part;

(m)

the Consideration Shares shall be issued to the Vendors or their nominees free from all mortgages, liens, charges, encumbrances, adverse claims or interests of any nature;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(n)

the Consideration Shares shall be validly and duly issued;

(o)

the Consideration Shares shall be fully paid;

(p)

the Purchaser has not granted any power of attorney except incidentally to the giving of and for the purposes only of enforcement of any security;

(q)

the Purchaser is not party to any agreement or arrangement restricting the freedom of the Purchaser to provide and obtain goods and services by such means as it may in its absolute discretion deem fit;

(r)

every contract, agreement, instrument or other commitment to which the Purchaser is a party or by which the Purchaser is bound is valid and binding according to its terms and no party with which the Purchaser has entered into any contract is in material default under the contract and there is no circumstance known to the Purchaser likely to give rise to such a default;

(s)

as far as the Purchaser is aware, the Purchaser has fully complied with the Act and all other applicable legal requirements and all orders, awards and requirements of any competent authority in relation to the affairs of the Purchaser and the Purchaser itself or by its officers has not done or omitted to do any act whereby the Purchaser may become liable for costs, damages, expenses or any fine or penalty;

(t)

otherwise than as plaintiff in the collection of debts arising in the ordinary course of business (not exceeding $1,000 individually or $10,000 in aggregate) the Purchaser is not as plaintiff, defendant or otherwise engaged or concerned in any litigation, review, appeal, arbitration, prosecution or other legal proceedings and having made all reasonable enquiries the Purchaser is unaware of any circumstance likely to cause the Purchaser to become involved in any litigation, review, appeal, arbitration, prosecution or other legal proceedings;

(u)

the Purchaser has not acted or engaged in any transaction otherwise than within the powers and in accordance with the provisions of the Constitution of the Purchaser;

(v)

the register of members, register of directors, principal executive officers and secretaries, register of directors’ shareholdings and register of charges and all other statutory records required by law to be kept by the Purchaser have been properly kept and all resolutions of members of the Purchaser and of directors of the Purchaser have been entered in the relevant minute books;

(w)

all forms, returns, particulars, resolutions and other documents required to be lodged by the Purchaser with the Australian Securities and Investments Commission have been duly lodged;

(x)

the Purchaser does not have any of its records, systems, controls, dates or information recorded, stored, maintained, operated or otherwise dependent on or held by any means (including any electronic, mechanical or photographic process whether computerised or not) which (including all means of access) are not in the exclusive possession and under the direct control of the Purchaser;

(y)

the Purchaser is not aware of any fact or circumstance which might reasonably be expected to affect in any material adverse way the financial position, operations, aspects, profitability or prospects of the Purchaser or the business

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

of the Purchaser or the Consideration Shares other than those expressly disclosed in writing to the Vendors or affecting as a whole the industry in which the Purchaser participates; and

(z)

as from the date of this Agreement pending Completion the business of the Purchaser will be conducted in a normal and proper manner so as to maintain its value and efficiency as a going concern and to preserve the business organisation intact and to keep available the services of employees and the goodwill of suppliers, customers and others having business relations with the Purchaser.

8.2

The Purchaser’s Warranties are not breached by the Purchaser and the Vendors cannot make a Claim in respect of:

(a)

anything disclosed in any information relating to the Purchaser or to the business of the Purchaser which has been made available in written or recorded form to the Vendors by the Purchaser or by any of the advisers of the Purchaser before Completion for the purpose of allowing the Vendors to obtain relevant information about the Purchaser;

(b)

any information relating to the Purchaser which is contained on a register maintained by a Government Agency which is available for search by the Vendors;

(c)

anything disclosed or referred to in this Agreement;

(d)

anything which the Vendors or any advisers of the Vendors who assisted the Vendors in relation to any of the transactions contemplated in this Agreement actually knows before Completion;

(e)

anything which a reasonable person in the position of the Vendors or in the position of any adviser of the Vendors would have found, after due inquiry, after having been given the full opportunity to conduct detailed due diligence if acting with reasonable care and diligence, in relation to the investigation of the Purchaser and the business of the Purchaser;

(f)

anything which is a consequence of any applicable law before Completion;

(g)

where the Claim is as a result of any legislation not in force at the Execution Date, including legislation which takes effect retrospectively;

(h)

where the Claim is as a result of or in respect of a change in the judicial interpretation of the law in any jurisdiction after the Execution Date;

(i)

anything arising from any change after the Execution Date in any applicable law or in its interpretation or in any administrative practice or ruling of a Government Agency (whether or not with any retrospective effect); and

(j)

anything to the extent that it is caused by or contributed to by any act, omission, transaction, or arrangement:

(i)

of or by or on behalf of the Vendors or any related body corporate of the Vendors;

(ii)

of or by or on behalf of the Purchaser or any other person at the request of or with the consent or acquiescence of the Vendors; or

(iii)

implementing, or permitted by, the terms of this Agreement or of any other document contemplated by this Agreement.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

________________________________________________________________________________

9.

LIMITATION OF LIABILITY

9.1

The Purchaser cannot make any  Claim:

(a)

for less than $20,000; and

(b)

unless and until the aggregate amount of all Claims that are otherwise permitted by this Agreement (not counting any such Claim for less than $20,000) exceeds $20,000, then the Purchaser may claim only the aggregate amount of all such  Claims of not less than $20,000.

9.2

The liability of the Vendors for Claims is limited to value of the Consideration Shares at the Completion Date exclusive of any interest and the costs and expenses of making those Claims.

9.3

The Vendors cannot make any Claim:

(a)

for less than $20,000; and

(b)

unless and until the aggregate amount of all Claims that are otherwise permitted by this Agreement (not counting any such Claim for less than $20,000) exceeds $20,000, then the Vendors may claim only the aggregate amount of all such  Claims of not less than $20,000.

9.4

A party is not liable to the other for any Claim unless:

(a)

the other party has given written notice to the party setting out full details of the Claim and the matters giving rise to that Claim within one year after Completion; and

(b)

the Claim was agreed, compromised or settled or the other party has issued and served legal proceedings against the party in respect of the Claim within 24 months of giving notice of the Claim.

_________________________________________________________________________________

10.

RESIGNATION OF OFFICERS

The Vendors must procure that at the meeting referred to in clause 6.3 (but with effect from the end of Completion) the directors and secretary of the Company or those of them as the Purchaser requires resign by notice in writing any office of director or secretary or other office of the Company held by them disclaiming any right to compensation, damages or otherwise.

_________________________________________________________________________________

11.

GUARANTEE

11.1

In consideration of the payment by the Purchaser to Buffalo Gold of $10 which Buffalo Gold declares is adequate and satisfactory, Buffalo Gold unconditionally and irrevocably guarantees to the Purchaser the due and punctual performance by the Vendors of their obligations under this Agreement, including the truth and accuracy of the Vendor Warranties.

11.2

Buffalo Gold waives any right it has of first requiring the Purchaser to commence proceedings or enforce any other right against the Vendors or any other person before claiming under this guarantee.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

11.3

This guarantee is a continuing guarantee which is not discharged by any one payment and it does not merge on Completion.

11.4

Buffalo Gold’s liability under this guarantee as guarantor and the rights of the Purchaser under this guarantee are not affected by anything which might otherwise affect them at law or in equity, including, but not limited to, one or more of the following:

(a)

the Purchaser granting time or other indulgence to, compounding or comprising with, or releasing in any way the Vendors;

(b)

acquiescence, delay, acts, omissions or mistakes on the part of the Purchaser;

(c)

any novation of a right of the Vendors;

(d)

any variation of this Agreement or any agreement entered into in performance of this Agreement; and

(e)

the invalidity or unenforceability of an obligation or liability of a person other than Buffalo Gold.

11.5

If a claim that a payment to the Purchaser in connection with this Agreement is void or voidable (including, but not limited to a claim under laws relating to liquidation, insolvency or protection of creditors) is upheld, conceded or compromised then the Purchaser is entitled immediately as against Buffalo Gold to the rights to which it would have been entitled under this guarantee if the payment had not occurred.

11.6

Buffalo Gold agrees to pay or reimburse the Purchaser on demand for all reasonable costs, charges and expenses in making, enforcing or doing anything in connection with this guarantee.

_________________________________________________________________________________

12.

DEFAULT

12.1

If the Purchaser shall default:

(a)

in the issue of the Consideration Shares;

(b)

in the grant of the options referred to in clause 5.1(b); or

(c)

in the due observance or performance before or at Completion of any obligation of the Purchaser under this Agreement,

and such default shall continue for 14 days after the receipt of notice in writing from the Vendors to remedy the default, the Vendors may, without further notice to the Purchaser and without prejudice to any other rights at law or in equity rescind this Agreement.  Subject to the monetary limits referred to in clause 9.3, the Purchaser hereby indemnifies the Vendors against any loss or damage (excluding consequential, indirect, incidental and special loss and damage) which the Vendors sustain as a result of the Purchaser’s default.

12.2

If the Vendors shall default before or at Completion in the due observance or performance of any of the Vendors’ obligations under this Agreement and such default shall continue for 14 days after receipt of notice in writing from the Purchaser to remedy the default, the Purchaser may, without further notice to the Vendors and without prejudice to any other rights at law or in equity, rescind this Agreement.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

Subject to the monetary limits referred to in clauses 9.1 and 9.2, the Vendors hereby indemnify the Purchaser against any loss or damage (excluding consequential, indirect, incidental and special loss and damage) which the Purchaser sustains as a result of the Vendors’ default.

_________________________________________________________________________________

13.

APPOINTMENT OF DIRECTORS

At Completion the Purchaser must cause the Board to appoint each of Damien Edward Reynolds and Mark Anthony Dugmore (subject to them delivering to the Board duly executed consents to act) as directors pursuant to clause 7.1 of the Constitution of the Purchaser.

_________________________________________________________________________________

14.

CHANGE OF NAME

The Purchaser will consider changing its name to ‘Bondi Uranium Limited’.  If the Purchaser decides to change its name and if that requires the approval of the shareholders of the Purchaser, Buffalo Gold must vote in favour of the resolution.

_________________________________________________________________________________

15.

GOODS AND SERVICES TAX

15.1

The terms used in this clause have the same meanings as those terms and phrases in the GST Act.

15.2

The amount payable for any taxable supply made under or in accordance with this Agreement is exclusive of GST.

15.3

The amount payable for any taxable supply made under or in accordance with this Agreement shall be increased by the rate of GST, if any, imposed by law.

15.4

A party making a taxable supply under or in accordance with this Agreement must give to the party receiving the taxable supply a tax invoice.  The tax invoice must be given at the same time payment is received or if that is not practicable, within five Business Days of receiving payment. _________________________________________________________________________________

16.

NOTICES

16.1

A notice under this Agreement is deemed to have been given if it is in writing and executed by the sender or its agent and is:

(a)

delivered or sent by pre-paid post to the address on page 1 of this Agreement (or any other address notified to all parties in writing);

(b)

sent by facsimile transmission to the recipient’s last known facsimile number; or

(c)

sent or delivered to the recipient in accordance with the Corporations Act 2001 (Cth) or any other legislation.

16.2

A notice given in accordance with this clause is deemed to have been received:

(a)

if delivered or transmitted by facsimile:

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(i)

on the day of transmission or delivery if the transmission or delivery occurred before 5.00 pm on a Business Day; and

(ii)

otherwise, on the next Business Day; and

(b)

if sent by pre-paid post, on the third Business Day after posting.

_________________________________________________________________________________

17.

ENTIRE AGREEMENT

a.

This Agreement records the entire agreement between the parties as to its subject matter.  Any prior negotiations, agreements, arrangements, representations and understandings related to the subject matter of this Agreement are superseded by this Agreement.

_________________________________________________________________________________

b.

18.

FURTHER ASSURANCES

Each party must take all steps, execute all such documents and do all such acts and things as may be reasonably required by any other party to give effect to any of the transactions contemplated by this Agreement.

_________________________________________________________________________________

19.

GOVERNING LAW

This Agreement will be governed by and interpreted in accordance with the laws for the time being in force in New South Wales and each party submits to the non-exclusive jurisdiction of the Courts of or exercising jurisdiction of that State.

_________________________________________________________________________________

20.

WAIVER

A waiver by a party of a provision of this Agreement is binding on the party granting the waiver only if it is given in writing and is signed by the party or an authorised officer of the party granting the waiver.  Further, a waiver is effective only in the specific instance and for the specific purpose for which it is given.  The failure of a party to enforce at any time any of the provisions of this Agreement or the granting of any time or other indulgence will not be construed as a waiver of that provision or of the right of that party to subsequently enforce that or any other provision.

______________________________________________________________________________

21.

ASSIGNMENT

No party may assign its right, title and interest in this Agreement to any person without the prior written consent of the other party.

_________________________________________________________________________________

22.

COSTS

22.1

Each party must bear its own legal and other costs arising out of the negotiation, preparation, execution and completion of this Agreement.

22.2

The Purchaser must pay all stamp duty, transfer and registration fees (if any) chargeable on this Agreement and on any instruments of transfer contemplated by this Agreement.

_________________________________________________________________________________

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

23.

SURVIVAL OF AGREEMENT

The provisions of this Agreement will not merge on Completion and will enure after the date of Completion for the benefit of the parties.

______________________________________________________________________________

24.

AMENDMENT

This Agreement may not be amended except by a further agreement duly executed by the parties.

_________________________________________________________________________________

25.

SEVERANCE

If any provision of this Agreement is found to be invalid or unenforceable in accordance with its terms, all other provisions which are self sustaining and capable of separate enforcement without regard to the invalid or unenforceable provisions will be and will continue to be valid and enforceable in accordance with their terms.

_________________________________________________________________________________

26.

EXECUTION IN PARTS

This Agreement may be executed in any number of separate counterparts which, when executed and exchanged (including exchange by facsimile transmission), will together be deemed to constitute the one and the same instrument.

_________________________________________________________________________________

27.

MULTIPLE PARTIES

If a party to this Agreement is made up of more than one person, or a term is used in this Agreement to refer to more than one party:

27.1

an obligation of those persons is joint and several; and

27.2

any other reference to that party or term is a reference to each of those persons separately so that (for example) a representation, warranty or undertaking is given by each of them separately.

_________________________________________________________________________________

EXECUTED as an Agreement

EXECUTED by CANON INVESTMENTS PTY LIMITED without affixing a common seal pursuant to section 127 of the Corporations Act 2001 (Cth)	) ) )
………………………………………..…………… Signature of Director ………………………………………..…………… Name of Director	………………………………………..…… Signature of *Director / *Secretary ………………………………………..…… Name of *Director / *Secretary
(*Please delete the inapplicable)

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

EXECUTED by GOLD FINANCE AND EXPLORATION PTY LIMITED without affixing a common seal pursuant to section 127 of the Corporations Act 2001 (Cth)	) ) ) )
………………………………………..…………… Signature of Director ………………………………………..…………… Name of Director	………………………………………..…… Signature of *Director / *Secretary ………………………………………..…… Name of *Director / *Secretary
(*Please delete the inapplicable)

EXECUTED by GOLD FX PTY LIMITED without affixing a common seal pursuant to section 127 of the Corporations Act 2001 (Cth)	) ) )
………………………………………..…………… Signature of Director ………………………………………..…………… Name of Director	………………………………………..…… Signature of *Director / *Secretary ………………………………………..…… Name of *Director / *Secretary
(*Please delete the inapplicable)

EXECUTED by BONDI MINING LIMITED without affixing a common seal pursuant to section 127 of the Corporations Act 2001 (Cth)	) ) )
………………………………………..…………… Signature of a Director ………………………………………..…………… Name of Director	………………………………………..…… Signature of *Director / *Secretary ………………………………………..…… Name of *Director / *Secretary
(*Please delete the inapplicable)

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

EXECUTED by BUFFALO GOLD LIMITED in accordance with its Constitutional documents:	) )
………………………………………..…………… Signature of Director ………………………………………..…………… Name of Director	………………………………………..…… Signature of *Director / *Secretary ………………………………………..…… Name of *Director / *Secretary
(*Please delete the inapplicable and affix the common seal if the company has a seal)

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

ANNEXURE A

Joint Venture Agreement dated 27 October 2006 with Platsearch NL and RobertsConsulting Pty Limited in respect of the Dunmore and Tomingley Projects

Joint Venture Agreement dated 30 October 2006 with Platsearch NL and Paradigm Mexico Pty Limited in respect of the Cymbric Vale Project

Consulting Agreement dated 14 November 2006 with Geeland Pty Limited

Deed of Access and Indemnity dated 7 November 2006 with Francis Creagh Henry O’Connor

Deed of Access and Indemnity dated 7 November 2006 with Simon James Robson Taylor

Deed of Access and Indemnity dated 7 November 2006 with Simon Thomas O’Loughlin

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

ANNEXURE B

Part 1

Tenement	Project
EL 24694	Murphy
EL 24841	Murphy
EPM 15422	North Maureen
EPM 15424	North Maureen
EPM 15425	North Maureen
EPM 15430	North Maureen
EPM 15431	North Maureen
EPM 15435	North Maureen
EPM 15437	North Maureen

Part 2

Tenement	Project
ELA 25708	Murphy
ELA 25709	Murphy
ELA 25710	Murphy
ELA 26138	Murphy
ELA 26139	Murphy
ELA 26140	Murphy
ELA 24892	Lake Amadeus
ELA 24893	Lake Amadeus
ELA 24894	Lake Neal
EPMA 15202	Juntala
EPMA 15427	North Maureen
EPMA 15434	North Maureen
EPMA 15436	North Maureen

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

ANNEXURE C

1.

Corporate status

1.1

The Company was incorporated on 26 June 2007 under the provisions of the Act.

1.2

The Constitution of the Company has not been varied other than as disclosed in the records of the Australian Securities and Investments Commission.

1.3

The Company has no subsidiaries and does not own and is not entitled directly or indirectly to any interest in shares, securities convertible into shares or any other interest in any other corporation.

1.4

Save for the Asset Sale Agreements, the Company is not a party to any joint venture, consortium or partnership arrangement or agreement.

2.

Solvency

2.1

The Company is not in liquidation nor liable to be wound up and no meeting has been called or petition presented for the purpose of winding up the Company.

2.2

No action has been taken or threatened to be taken to place the Company into receivership and there are no writs of execution issued and unsatisfied or partly unsatisfied against any of the property of the Company nor has any sequestration order been made or writ of execution issued against the Company or any of its assets.

2.3

The Company is not under official management and no resolution has been passed for the appointment of an official manager of the Company pursuant to the provisions of Part X of the Act.

2.4

The Company is not under voluntary administration nor has any resolution been passed under Part 5.3A of the Act for the appointment of an administrator under that Part.

3.

Share capital

3.1

The issued share capital of the Company is as set out in the Background and the Shares together comprise the whole of the issued share capital of the Company.

3.2

No person has been given any right or any option in or in respect of any of the unissued shares of the Company whether by reason of any conversion right (actual or contingent) or under any option or other agreement and the Company is not under any actual, prospective or contingent obligation to issue or allot any share.

3.3

Each of the Shares has been duly issued and allotted and is fully paid and the Vendors are the absolute legal and beneficial owners of the Shares and have full right and power to sell and transfer the Shares to the Purchaser or its nominee.

3.4

The Shares will be sold free from all mortgages, liens, charges, encumbrances, adverse claims or interests of any nature.

3.5

The Vendors have not entered into any agreement as to the exercise or variation of rights attaching to the Shares.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

3.6

The register of members of the Company contains a complete and accurate record of the members of the Company and the Company has not received any notice of an application or intended application for rectification.

4.

Financial position

4.1

The accounting books and records and financial statements of the Company are complete and correct in all material respects and have been made up in accordance with the requirements of the Act and other applicable statutes and regulations and in accordance with generally accepted accounting principles and standards consistently applied.

4.2

Since the incorporation of the Company there has been no material adverse change in the financial or commercial position of the Company.

5.

Taxation

5.1

Any Tax arising under any Tax Law payable by any of:

(a)

the Company;

(b)

the Head Company of the Consolidated Group of which the Company is a member; or

(c)

any other member of that Consolidated Group,

in respect of any transaction, income or asset of any of the Company, the Head Company of the Consolidated Group of which the Company is a member or any other member of that Consolidated Group has been paid.

5.2

Adequate provision has been made in the accounts for any amounts which the Vendors are, or the Company is, aware is payable or may become payable by the Company:

(a)

directly to the Federal Commissioner of Taxation or other Government Agency responsible for the collection of that Tax; or

(b)

to any member of the Consolidated Group of which the Company is a member pursuant to:

(i)

an agreement between the Company and any other member of that Consolidated Group which obliges the Company to contribute any amount towards the Tax liability of that Consolidated Group; or

(ii)

any tax sharing agreement (as that term is used in Division 721 of the Income Tax Assessment Act 1997 (Cth)),

in respect of any Tax on the Company, the Head Company or any other member of that Consolidated Group, but which is unpaid.

5.3

Any obligation under any Tax Law to withhold amounts at source including but not limited to withholding tax, PAYG tax, Prescribed Payments System tax and royalties has been complied with.

5.4

No company which is or was at any stage a member of the same wholly-owned group as the Company (Group Company) has sought capital gains tax relief under Subdivision 126-B of the Income Tax Assessment Act 1997 (Cth) with respect to any asset acquired by any Group Company and which is still owned by any Group Company at Completion.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

5.5

No asset of the Company has been subject to a claim for capital gains tax roll-over relief under the Income Tax Assessment Act 1936 (Cth) or the Income Tax Assessment Act 1997 (Cth).

5.6

Any Duty payable in respect of any Tax Law in relation to any transaction or agreement or other instrument to which the Company is or has been a party, or by which the Company derives, or has derived a substantial benefit or in respect of which the Company is liable under applicable legislation, has been paid and all documents relating to that transaction, agreement or other instrument have been adjudged duly stamped by the relevant Government Agency.

5.7

The Company has maintained proper and adequate records to enable it to comply with its obligations to:

(a)

prepare and submit any information, documents, notices, computations, returns and payments required in respect of any Tax Law;

(b)

prepare any accounts necessary for the compliance of any Tax Law; and

(c)

retain necessary records as required by any Tax Law.

5.8

The Company has submitted any necessary information, notices, computations and returns to the relevant Government Agency in respect of any Tax or any Duty relating to the Company.

5.9

Any information, notice, computation and return which has been submitted by the Company, the Head Company of the Consolidated Group of which the Company is a member or any other member of that Consolidated Group to a Government Agency in respect of any Tax or Duty:

(a)

discloses all material facts that should be disclosed under any Tax Law;

(b)

is not misleading; and

(c)

has been submitted on time.

5.10

All copies of any information, notice, computation or return submitted by the Company, the Head Company of the Consolidated Group of which the Company is a member or any other member of that Consolidated Group in respect of any Tax or Duty which have been supplied by the Vendors or their advisers are true and complete copies of the originals.

5.11

The office of public officer as required under any Tax Law has always been occupied.

5.12

The Company is not aware of any pending or threatened Tax or Duty audit of the Company, the Head Company of the Consolidated Group of which the Company is a member or any other member of that Consolidated Group.

5.13

There are no disputes between the Company, the Head Company of the Consolidated Group of which the Company is a member or any other member of that Consolidated Group on the one hand and any Government Agency on the other hand in respect of any Tax or Duty.

5.14

No event has occurred which has prevented or could prevent the Company obtaining the benefit of any future benefits arising from any tax related amounts receivable by the Company from any other member of the Consolidated Group of which the Company is a member, or payable to any other member of that Consolidated Group by the Company, provided for in the Accounts.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

5.15

None of the Company, the Head Company of the Consolidated Group of which the Company is a member or any other member of that Consolidated Group have entered into or been a party to any transaction which contravenes the anti-avoidance provisions of any Tax Law.

5.16

None of the Company, the Head Company of the Consolidated Group of which the Company is a member or any other member of that Consolidated Group have taken any action which has or might alter or prejudice any arrangement, agreement or tax ruling which has previously been negotiated with or obtained from the relevant Government Agency under any Tax Law.

5.17

The Company is not and will not become liable to pay, reimburse or indemnify any person in respect of any Tax or Duty relating to any act or omission occurring before Completion because of the failure of any other person to discharge that Tax or Duty including, without limitation, the Head Company of the Consolidated Group of which the Company is a member or any other member of that Consolidated Group.

5.18

Since the Last Accounting Date, none of the Company, the Head Company of the Consolidated Group of which the Company is a member or any other member of that Consolidated Group have:

(a)

made or incurred or committed to make or incur any personal payments or personal expenditure which will not be wholly deductible in computing its taxable income, other than expenditure on assets other than stock in trade;

(b)

disposed of any asset or supplied any service or business facility (including a loan of money or the letting, hiring or licensing of any property) to an entity that is outside the Consolidated Group in circumstances where the consideration actually received or receivable for the disposal or supply is less than the consideration regarded as received for Tax purposes;

(c)

acquired any asset or received any service or business facility from an entity outside of the Consolidated Group in circumstances where the consideration actually paid for the acquisition or receipt is more than the consideration which could be regarded as paid for Tax purposes; and

(d)

entered into or been a party to any transaction with an entity outside of the Consolidated Group which will or could give rise to any capital gain accruing to the Company under any Tax Law.

Since the Last Accounting Date, no event has occurred which gives rise to a Tax liability in respect of the Company on deemed (as opposed to actual) income, profits or gains or which results in the Company becoming liable to pay or bear a Tax liability directly or primarily chargeable against or attributable to another person.

5.19

All information necessary for the calculation of any Tax liabilities of the Company:

(a)

up to the Execution Date has been disclosed to the Purchaser before the date of this Agreement; and

(b)

between the date referred to in paragraph 5.19(a) and the Completion Date, has been or will be disclosed to the Purchaser before the Completion Date.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

5.20

None of the Company, the Head Company of the Consolidated Group of which the Company is a member or any other member of that Consolidated Group have entered into any contract, arrangement or understanding and is not under any obligation to enter into any contract, arrangement or understanding in respect of which Division 45 or Division 243 of the Income Tax Assessment Act 1997 (Cth) applies or would apply to include an amount in the assessable income of the Company.

5.21

The Company has not, other than as set out in its income tax returns, made any loans or any payments to any persons which could give rise to a deemed dividend under Division 7 or Division 7A (or both) of Part III of the Income Tax Assessment Act 1936 (Cth).

5.22

If the Company is a party to a tax sharing agreement (as that term is used in Division 721 of the Income Tax Assessment Act 1997 (Cth)):

(a)

that tax sharing agreement has at all times complied with any applicable requirements (if any) set out in the Tax Law and is at the time of Completion, and will thereafter continue to be, valid for the purposes of the Tax Law;

(b)

without limiting the foregoing, the contribution amounts for each party to that tax sharing agreement represented, represents and will continue to represent a reasonable allocation of the total amount of the group liability among the Head Company of the Consolidated Group of which the Company is a member and any other party to that tax sharing agreement;

(c)

following Completion, the Company will have left the Consolidated Group of which it is a member clear of the group liability (within the meaning of section 721-35 of the Income Tax Assessment Act 1997 (Cth));

(d)

the tax sharing agreement was not entered into as part of an arrangement the purpose, or one of the purposes, of which was to prejudice the recovery by the Federal Commissioner of Taxation of some or all of the amount of the group liability or liabilities of that kind;

(e)

the Head Company of the Consolidated Group of which the Company is a member has provided, and will in the future provide, a copy of that tax sharing agreement to the Federal Commissioner of Taxation within 14 days of being required to do so; and

(f)

the Company will not become liable to pay any amount pursuant to that tax sharing agreement after Completion.

5.23

If there is any agreement between the Company and any other member of the Consolidated Group of which the Company is a member which requires the Company to contribute any amount towards the Tax liability of that Consolidated Group:

(a)

at Completion, the Company will have paid all amounts payable by the Company under that agreement; and

(b)

the Company will not become liable to pay any amount pursuant to that agreement after Completion.

5.24

The tax costs of assets of the Company are as set out in the Accounts and will not be affected by anything done by any member of the Consolidated Group of which the Company is a member.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

5.25

There is no contract, agreement or arrangement requiring the Company to supply anything where the consideration for the supply does not include GST which does not contain a provision enabling the Company as supplier to recover from the other party to the contract, agreement or arrangement the amount of GST payable on the supply.

5.26

There is no contract, agreement or arrangement requiring the Company to pay any GST on a supply which does not contain a provision enabling the Company as recipient to require the other party to the contract, agreement or arrangement to provide to the Company a tax invoice for any GST on that supply.

6.

Employees

6.1

The Company has no employees.

6.2

The Company has not agreed to pay any officer or employee of the Company any remuneration or other emoluments or benefits in excess of their present rate of remuneration.

6.3

The Company is under no obligation and no obligation will arise at any time in the future to pay any pension, retiring allowance or retiring benefit or similar sum to or in respect of any of its existing officers or employees or any of its ex-officers or ex-employees or for dependants of any of those persons except as required by mandatory operation of law.

6.4

The Company has not entered into, agreed to or undertaken any life or disability insurance scheme or share incentive scheme, share option scheme bonus or profit-sharing scheme for the benefit of the officers or employees of the Company.

6.5

No service agreement or contract exists between the Company and any present or past officer or employee of the Company other than for engagement on a weekly basis and terminable by the Company without payment of compensation.

6.6

The Company has not entered into, agreed to or undertaken any agreement or arrangement with any trade union or any other body representing employees of the Company outside the guidelines of the appropriate industrial tribunal.

7.

Licences, franchises, business names, trade marks, patents and other rights

The Company holds all necessary licences, permits, consents, approvals or authorities for its business and use of premises and in respect of the sale, distribution and exploitation of the intellectual property rights, all of which are specified in annexure E, and such licences, permits, consents, approvals or authorities are valid, in full force and effect in all respects and are in good standing and all fees and royalties due in respect thereof have been paid and all conditions relating thereto have been duly complied with and all duties and taxes arising by reason of the use or purported use thereof have been paid and no notice of breach or termination thereof has been given or has been or is threatened and no circumstances have arisen or are in existence to the knowledge of the Vendors which would with the giving of notice or lapse of time or both entitle any competent authority to call and to question, suspend, cancel or terminate the same nor are there any circumstances to indicate that equivalent licences, permits, consents, approvals or authorisations would not be granted to the Company following settlement on no less favourable terms than exist at settlement.

8.

Insurance

8.1

Up to and including the Completion Date all risks usually insured against according to sound commercial practice by companies or persons carrying on activities similar to the Company’s are fully insured against in amounts representing the present full replacement or re-instatement values or market values and in the name of and for the benefit of the Company absolutely.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

8.2

Nothing has been done or omitted or suffered to be done or omitted by the Vendors or the Company which has rendered or might render void or voidable any policy of insurance to which the Company is a party and there are no circumstances known to the Vendors giving rise to voidability and the Company has complied with all conditions attached to such policies.

8.3

The Vendors have not done or permitted to be done any act or omission whereby any insurance policy for the benefit of the Company may lapse to become prejudiced, void or voidable or whereby any premiums payable in respect thereof may be increased and the Vendors shall immediately notify the Purchaser of any and all circumstances which are required to be notified under the provisions of any such insurance policy.

9.

Contractual relations

9.1

The Company has not granted any power of attorney except incidentally to the giving of and for the purposes only of enforcement of any security.

9.2

The Company is not party to any agreement or arrangement restricting the freedom of the Company to provide and obtain goods and services by such means as it may in its absolute discretion deem fit.

9.3

There is no material contract, agreement, deed, understanding, acknowledgment, liability or obligation of any kind whether actual or contingent incurred or entered into or agreed to be incurred or entered into by the Company in any case involving an aggregate payment to be made by or to the Company of more than $5,000 or extending beyond one calendar year from the date of this Agreement.

9.4

Every contract, agreement, instrument or other commitment to which the Company is a party or by which the Company is bound is valid and binding according to its terms and no party with which the Company has entered into any contract is in material default under the contract and there is no circumstance known to the Vendors likely to give rise to such a default.

9.5

No contract, lease, licence or other right held by the Company contains any provision entitling the contractor, lessor, licensor or grantor to terminate or vary the contract, lease, licence or right on a change in the ownership, management or control of the Company or on the Vendors entering into the transactions contemplated by this Agreement.

10.

Legal obligations - legal proceedings

10.1

The Company has fully complied with the Act and all other applicable legal requirements and all orders, awards and requirements of any competent authority in relation to the affairs of the Company and the Company itself or by its officers has not done or omitted to do any act whereby the Company may become liable for costs, damages, expenses or any fine or penalty.

10.2

Otherwise than as plaintiff in the collection of debts arising in the ordinary course of business (not exceeding $1,000 individually or $10,000 in aggregate) the Company is not as plaintiff, defendant or otherwise engaged or concerned in any litigation, review, appeal, arbitration, prosecution or other legal proceedings and having made all reasonable enquiries the Vendors are unaware of any circumstance likely to cause the Company to become involved in any litigation, review, appeal, arbitration, prosecution or other legal proceedings.

10.3

The Company has not acted or engaged in any transaction otherwise than within the powers and in accordance with the provisions of the Constitution of the Company.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

11

Corporate records

11.1

The register of members, register of directors, principal executive officers and secretaries, register of directors’ shareholdings and register of charges and all other statutory records required by law to be kept by the Company have been properly kept and all resolutions of members of the Company and of directors of the Company have been entered in the relevant minute books.

11.2

All forms, returns, particulars, resolutions and other documents required to be lodged by the Company with the Australian Securities and Investments Commission have been duly lodged.

11.3

The Company does not have any of its records, systems, controls, dates or information recorded, stored, maintained, operated or otherwise dependent on or held by any means (including any electronic, mechanical or photographic process whether computerised or not) which (including all means of access) are not in the exclusive possession and under the direct control of the Company.

12.

Material information

12.1

All information concerning the Company and its assets and business material for disclosure to an intending purchaser of the issued share capital of the Company has been disclosed in writing to the Purchaser.

12.2

The Vendors are not aware of any fact or circumstance which might reasonably be expected to affect in any material adverse way the financial position, operations, aspects, profitability or prospects of the Company or the business of the Company or the Shares other than those expressly disclosed in writing to the Purchaser or affecting as a whole the industry in which the Company participates.

13.

Obligations pending completion

13.1

As from the date of this Agreement pending Completion the business of the Company will be conducted in a normal and proper manner so as to maintain its value and efficiency as a going concern and to preserve the business organisation intact and to keep available the services of employees and the goodwill of suppliers, customers and others having business relations with the Company.

13.2

The Company will not pending Completion enter into any material contract, agreement, deed, arrangement, undertaking, liability, commitment or obligation nor sell, transfer, gift, dispose of or part with possession of or acquire any plant, equipment, property or asset of a material or capital nature or incur any liability actual or contingent in excess of $10,000 in aggregate except in the normal course of business without first obtaining the consent in writing of the Purchaser.

14.

General

14.1

All information which has been given by the Vendors and the Company or the auditors or officers of the Company to the Purchaser or its solicitors in the course of the negotiations leading to this Agreement is true and accurate in all respects.

14.2

The Vendors have and on Completion will have full right and power to transfer the Shares to the Purchaser or its nominee.

14.3

On Completion, the Shares will comprise all of the Vendors’ shares in the Company which at that time are issued.

14.4

Prior to Completion the Company will not execute or give or agree to execute or give any mortgage, charge, lien or other encumbrance over any of its assets.

14.5

Prior to Completion the Company will not sell, transfer or otherwise dispose of or agree to sell, transfer or otherwise dispose of any of its assets.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

14.6

Prior to Completion the Company will not enter into any onerous or long term contract or commitment or incur any contingent liability without the prior consent in writing of the Purchaser.

14.7

As at Completion no dividend declared by the Company will remain unpaid.

14.8

Prior to Completion no meeting of the members of the Company will be held without the consent in writing of the Purchaser.

14.9

All information before or after the date of this Agreement given in writing by any of the Vendors, their directors, officers, employees, agents and consultants to the Purchaser and to any director, officer, employee, agent or consultant of the Purchaser, with respect to the Company and all matters of and incidental to the Company is and will at Completion be true and accurate in all respects and none of such information is or will at Completion be misleading in any particular, whether by inclusion of misleading information or omission of information or both.

14.10

All information which the Vendors before or after the date of this Agreement believe is material or could reasonably be expected to know is material to the Purchaser’s decision to enter into this Agreement has been and will be fully and specifically disclosed to the Purchaser in writing in a timely manner.

14.11

All representations and warranties contained or implied in this Agreement and made by the Vendors shall be true and correct in every material respect as at Completion.

15.

Mining tenements

15.1

The Company is the sole owner of the Mining Tenements which are ELs and EPMs and entitled pursuant to the Asset Sale Agreements to the benefit of the Mining Tenements which are ELAs and EPMAs.

15.2

The Mining Tenements which are granted are in good standing and are not liable to cancellation or forfeiture for any reason.

15.3

All relevant laws have been complied with insofar as they apply to the Mining Tenements.

15.4

All expenditure conditions (up to and including the current year) in respect of the Mining Tenements have been complied with.

15.5

All rents, rates, taxes, charges and other assessments charged or chargeable against the Mining Tenements or any part thereof have been or as at the Completion Date will be paid.

15.6

The Company  has not breached nor is it in breach of any of its obligations under the Mt Hogan Concurrent Rights Deed.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

ANNEXURE D

The options held by the optionholder are exercisable in whole or in part at any time during the period of two years from [insert Completion Date] (Exercise Period).  Options not exercised before the expiry of the Exercise Period will lapse.

Options are exercisable by notice in writing to the Board delivered to the registered office of the Purchaser and payment of the exercise price of $0.60 per option in cleared funds.

The Purchaser will not apply for official quotation on ASX of the options.  The Purchaser will make application for official quotation on ASX of new shares allotted on exercise of the options.  Those shares will participate equally in all respects with existing issued ordinary shares, and in particular new shares allotted on exercise of the options will qualify for dividends declared after the date of their allotment.

Options can only be transferred with Board approval, except that if at any time before expiry of the Exercise Period the optionholder dies, the legal personal representative of the deceased optionholder may:

-

elect to be registered as the new holder of the options,

-

whether or not he becomes so registered, exercise those options in accordance with the terms and conditions on which they were granted, and

-

if the deceased has already exercised options, pay the exercise price in respect of those options.

An optionholder may only participate in new issues of securities to holders of ordinary shares in the Purchaser if the option has been exercised and shares allotted in respect of the option before the record date for determining entitlements to the issue.  The Purchaser must give prior notice to the optionholder of any new issue before the record date for determining entitlements to the issue in accordance with the ASX Listing Rules.

If there is a bonus issue to the holders of ordinary shares in the capital of the Purchaser, the number of ordinary shares over which the option is exercisable will be increased by the number of ordinary shares which the holder of the option would have received if the option had been exercised before the record date for the bonus issue.

If the Purchaser makes a rights issue (other than a bonus issue), the exercise price of options on issue will be reduced according to the following formula:

A = O – E [P – (S + D)]

 (N + 1)

Where:

A

=

the new exercise price of the option;

O

=

the old exercise price of the option;

E

=

the number of underlying ordinary shares into which one option is exercisable;

P

=

the average closing sale price per ordinary share (weighted by reference to volume) recorded on the stockmarket of ASX during the five trading days immediately preceding the ex rights date or ex entitlements date (excluding special crossings and overnight sales and exchange traded option exercises);

S

=

the subscription price for a security under the pro rata issue;

D

=

the dividend due but not yet paid on existing underlying securities (except those to be issued under the pro rata issue); and

N

=

the number of securities with rights or entitlements that must be held to receive a right to one new security.

If, during the currency of the options the issued capital of the Purchaser is reorganised, those options will be reorganised to the extent necessary to comply with ASX Listing Rules.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

ANNEXURE E

Tenement	Project
EL 24694	Murphy
EL 24841	Murphy
EPM 15422	North Maureen
EPM 15424	North Maureen
EPM 15425	North Maureen
EPM 15430	North Maureen
EPM 15431	North Maureen
EPM 15435	North Maureen
EPM 15437	North Maureen

______________________________________________________________________

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

EXHIBIT 4.AO:     LOAN AGREEMENT BUFFALO AND KYOTO PLANET GROUP INC. DATED NOVEMBER 6, 2007

____________________________________________________________________________

LOAN AGREEMENT

THIS AGREEMENT dated for reference November 6, 2007 is between:

KYOTO PLANET GROUP INC., a British Columbia company, having an office at Suite 2400-1111 West Georgia Street, Vancouver, B.C., V6E 4M3

(the “Lender”)

AND:

BUFFALO GOLD LTD., a Alberta company, having an office at Suite 2400-1111 West Georgia Street, Vancouver, B.C., V6E 4M3

(the “Borrower”)

BACKGROUND

A.

The Lender has agreed to lend to the Borrower and the Borrower has agreed to borrow from the Lender the principal amount of Cdn.$150,000 (the "Loan"), on the terms and subject to the conditions of this Agreement.

AGREEMENTS

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

1. Definitions. In this Agreement "Business Day" means a day which is not a Saturday, Sunday or a statutory holiday in British Columbia.

2. Loan Advance. Upon the signing of this Agreement, the Lender will advance the principal amount of the Loan to the Borrower or as the Borrower may direct.

3. Term and Prepayment.

(a)

Any outstanding balance of the Loan, including principal, accrued interest, bonus and other costs or charges payable hereunder (collectively the "Outstanding Balance"), will be immediately due and payable by the Borrower to the Lender on the earlier of:

(i)

Upon the demand of the Lender; or

(ii)

the occurrence of an Event of Default, as defined in paragraph 9 hereof.

(b)

If after the advance of the Loan and prior to payment in full of the Outstanding Balance, the Borrower sells or otherwise disposes of any assets or closes one or more equity or debt financings, the Borrower will pay or cause to be paid all proceeds from such sale, or disposition or financing, net of reasonable selling or financing costs, up to the full amount of the Outstanding Balance, to the Lender within three (3) Business Days of receipt of the same, to be applied on account of the Loan. All payments made hereunder will be applied on account of the Loan, first to interest and any other costs or charges then owing, then to principal.

(c)

The Borrower may repay the Loan at any time before maturity, without notice or penalty.

4. Interest. Interest will accrue on the Outstanding Balance from the Deposit Date at the rate of eight percent (8%) per annum, compounded annually, and be payable by the Borrower to the Lender monthly on the last Business Day of every month, commencing on November 30, 2007, as well as after maturity, default and judgment.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

5. Security. As security for the Loan the Borrower will execute and deliver to the Lender a promissory note, in the form attached hereto as Schedule "A" (the "Note").

6. Representations and Warranties. The Borrower represents and warrants to the Lender as follows:

(a)

the Borrower is a company incorporated under the Business Corporations Act (B.C.), has not discontinued or been dissolved under that Act and is in good standing with respect to the filing of annual reports with the Registrar of Companies office;

(b)

the Borrower has the power and authority to carry on its businesses as now being conducted, to acquire, own, hold, lease and mortgage or grant security in its assets including real property and personal property, and to enter into and perform its obligations under this Agreement and the Note and all other documents or instruments delivered hereunder or thereunder;

(c)

this Agreement, the Note, and all ancillary instruments or documents issued, executed and delivered hereunder or thereunder by the Borrower have been duly authorized by all necessary action of the Borrower and each constitutes or will constitute a legal, valid and binding obligation of the Borrower enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights and remedies of creditors and to the general principles of equity;

(d)

the Borrower is not in breach of or in default under any obligation in respect of borrowed money and the execution and delivery of this Agreement, the Note and all ancillary instruments or documents issued and delivered hereunder or thereunder, and the performance of the terms hereof and thereof will not be, or result in, a violation or breach of, or default under the Borrower’s constating documents, any law, any judgment, agreement or instrument to which it is a party or may be bound;

(e)

no litigation or administrative proceedings before any court or governmental authority are presently ongoing, or have been threatened in writing, or to the best of the Borrower's knowledge are pending, against the Borrower or any of its assets or affecting any of its assets which could have a material adverse effect on its business or assets;

(f)

the audited annual financial statements for Borrower for the fiscal year ended December 31, 2006 (, the "Financial Statements"), fairly present the financial affairs of Borrower as of the date to which they are made, and have been prepared in accordance with Canadian generally accepted accounting principles consistently applied;

(g)

the Borrower is in compliance, in all material respects, with its continuous disclosure obligations under applicable securities laws and, without limiting the generality of the foregoing, there has been no adverse material change (actual, contemplated or threatened) in the property, assets or business of the Borrower since the date of release of the Financial Statements, other than as publicly disclosed in writing by the Borrower in accordance with applicable securities laws prior to the date of this Agreement;

(h)

the Borrower is a reporting issuer under the Securities Acts of British Columbia, Alberta, Saskatchewan and Ontario and is in compliance with its material obligations under those Acts and under the rules, regulations and policies of the Exchange and will use its best efforts to maintain such status, without default, from the date hereof until repayment in full of the Loan to the Lender; and

(i)

except as disclosed to the Lender in writing prior to the date of this Agreement, the Borrower owns its business, operations and assets, and holds good title thereto, free and clear of all liens, claims or encumbrances whatsoever, other than those in favour of the Lender.

7. Positive Covenants of the Borrower. The Borrower covenants and agrees that so long as any monies will be outstanding under this Agreement, it will:

(a)

at all times maintain its corporate existence and the corporate existence of all other corporations owned or controlled by it that own assets material to the Borrower's business;

(b)

duly perform its obligations under this Agreement, the Note and all other agreements and instruments executed and delivered hereunder or thereunder;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(c)

carry on and conduct its business in a proper business-like manner in accordance with good business practice and will keep or cause to be kept proper books of account in accordance with generally accepted accounting principles;

(d)

provide the Lender with written notice of any proposed financing made by or to the Borrower;

(e)

furnish and give to the Lender (if such is the case) notice that there has occurred and is continuing an Event of Default under this Agreement or any event which would constitute an Event of Default hereunder and specifying the same; and

(f)

 perform and do all such acts and things as are necessary to perfect and maintain the security provided to the Lender pursuant to this Agreement.

8. Negative Covenants of the Borrower. The Borrower covenants and agrees with the Lender that the Borrower will not without first obtaining the written consent of the Lender:

(a)

make, give, create or permit or attempt to make, give or create any mortgage, charge, lien or encumbrance that ranks equal to or in priority to the security interest of the Lender over the assets of the Borrower;

(b)

allot and issue any new shares of any subsidiary corporation;

(c)

declare or provide for any dividends or other payments based on share capital;

(d)

 redeem or purchase any of its shares;

(e)

directly or through any subsidiary, make any sale of or dispose of any substantial or material part of its business, assets or undertaking, including its interest in the shares or assets of any subsidiary outside of the ordinary course of business;

(f)

pay out any shareholders loans or other indebtedness to non-arm’s length parties; or

(g)

guarantee the obligations of any other person, directly or indirectly.

9. Events of Default. Each and every of the events set forth in this paragraph will be an event of default ("Event of Default"):

(a)

if the Borrower fails to make any payment of principal or interest when due hereunder, and such failure continues for two (2) Business Days;

(b)

if the Borrower defaults in observing or performing any material term, covenant or condition of this Agreement or any other collateral document delivered hereunder or in connection with the Loan, other than the payment of monies as provided for in subparagraph (a) hereof, on its part to be observed or performed and such failure continues for five (5) Business Days;

(c)

if the Borrower is in default of prescribed filings with applicable securities regulatory authorities, the stock exchange or market on which its shares trade (collectively, the "Authorities"), or is subject to any suspension or cease trade order issued by any such Authority;

(d)

if any of the Borrower's covenants or representations in this Agreement or any other collateral document delivered hereunder or in connection with the Loan were at the time given false or misleading in any material respect;

(e)

if the Borrower defaults, in any material respect, in observing or performing any term, covenant or condition of any debt instrument or obligation by which it is bound, makes an assignment for the benefit of its creditors, or admits in writing its inability to pay its debts as they become due, or is adjudicated bankrupt or insolvent;

(f)

if the Borrower permits any sum which has been admitted as due by the Borrower, or is not disputed to be due by it, and which forms or is capable of being made a charge upon any of the assets or undertaking of the Borrower to remain unpaid or not challenged for 30 days after proceedings have been taken to enforce the same;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(g)

if the Borrower, either directly or indirectly through any material subsidiary, ceases or threatens to cease to carry on business;

(h)

if any order is made or issued by a competent regulatory authority prohibiting the trading in shares of the Borrower or if the Borrower’s Common shares are suspended or de-listed from trading on any stock exchange;

(i)

if, in the reasonable opinion of the Lender, a material adverse change occurs in the financial condition of the Borrower;

(j)

if the Lender in good faith and on commercially reasonable grounds believes that the ability of the Borrower to pay any of the Outstanding Balance to the Lender or to perform any of the covenants contained in this Agreement or any other collateral agreement or other document is impaired or any security granted by the Borrower to the Lender is or isabout to be impaired or in jeopardy;

(k)

if the Borrower petitions or applies to any tribunal for the appointment of a trustee, receiver or liquidator or commences any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law of any jurisdiction, whether now or hereafter in effect; or

(l)

if any petition or application for appointment of a trustee, receiver or liquidator is filed, or any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law are commenced, against the Borrower which is not opposed by the Borrower in good faith, or an order, judgment or decree is entered appointing any such trustee, receiver, or liquidator, or approving the petition in any such proceeding.

10. Effect of Event of Default. If any one or more of the Events of Default occur or occurs and is or are continuing, the Lender may without limitation in respect of any other rights it may have in law or pursuant to this Agreement or any other document or instrument delivered hereunder, demand immediate payment of all monies owing hereunder.

11. Lender’s Legal Fees. The Borrower will pay for the Lender’s reasonable legal fees and other costs, charges and expenses (including due diligence expenses) of and incidental to the preparation, execution and completion of this Agreement and the security hereunder, and all costs and charges incurred by or on behalf of the Lender in respect of any enforcement, realization or other administration of the Loan, as may be required by the Lender to complete this transaction. All amounts hereunder will be payable within 30 days of presentment of an invoice. If not paid within that time, such amount will be added to and form part of the principal amount of the Loan and shall accrue interest from such date as if it had been advanced by the Lender to the Borrower hereunder.

12. Indemnity. The Borrower agrees to indemnify and save harmless the Lender and each of its directors, officers, employees and agents from and against all liabilities, claims, losses, damages and reasonable costs and expenses in any way caused by or arising directly or indirectly from or in consequence of the occurrence of any Event of Default under this Agreement.

13. Notices. In this Agreement:

(a)

any notice or communication required or permitted to be given under this Agreement will be in writing and will be considered to have been given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post to the address or facsimile transmission number of each party set out below:

(i)

if to the Lender:

Kyoto Planet Group Inc.

Suite 2400-1111 West Georgia Street,

Vancouver, B.C., V6E 4M3

Attention: Damien Reynolds

Fax No:    (604) 697.0968

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(ii)

if to the Borrower:

Buffalo Gold Ltd.

Suite 2400-1111 West Georgia Street,

Vancouver, B.C., V6E 4M3

Attention: Brian McEwen

Fax No:   (604) 685.2536

or to such other address or facsimile transmission number as any party may designate in the manner set out above; and

(a)

notice or communication will be considered to have been received:

(i)

if delivered by hand during business hours on a Business Day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next Business Day;

(ii)

if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next Business Day; and

(iii)

if mailed by prepaid registered post upon the fifth Business Day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication will be delivered by hand or sent by facsimile transmission.

14. Assignment. The Borrower acknowledges and agrees that the Lender may assign all or part of the Loan, this Agreement and all collateral agreements, documents or instruments delivered hereunder to one or more assignees, subject only to the Lender’s notification of such assignment or assignments being given in writing to the Borrower.

15. Enurement. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

16. Waivers. No failure or delay on the Lender's part in exercising any power or right hereunder will operate as a waiver thereof.

17. Remedies are Cumulative. The Lender's rights and remedies hereunder are cumulative and not exclusive of any rights or remedies at law or in equity.

18. Time. Time is of the essence of this Agreement and all documents or instruments delivered hereunder.

19. Criminal Code Compliance. In this paragraph the terms "interest", "criminal rate" and "credit advanced" have the meanings ascribed to them in Section 347 of the Criminal Code (Canada) as amended from time to time. The Borrower and the Lender agree that, notwithstanding any agreement to the contrary, no interest on the Loan or the credit advanced by the Lender under this Agreement will be payable in excess of that permitted under the laws of Canada. If the effective rate of interest, calculated in accordance with generally accepted actuarial practices and principles, would exceed the criminal rate on the credit advanced, then:

(a)

the elements of return which fall within the term "interest" will be reduced to the extent necessary to eliminate such excess;

(b)

any remaining excess that has been paid will be credited towards prepayment of the Loan; and

(c)

any overpayment that may remain after such crediting will be returned forthwith to the Borrower upon demand, and, in the event of dispute, a Fellow of the Canadian Institute of Actuaries appointed by the Lender will perform the relevant calculations and determine the reductions, modifications and credits necessary to effect the foregoing and the same will be conclusive and binding on the parties. This Agreement, the Note and all related agreements and documents will automatically be modified to reflect such modifications without the necessity of any further act or deed of the Borrower and the Lender to give effect to them.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

20. Invalidity. If at any time any one or more of the provisions hereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby to the fullest extent possible by law.

21. Governing Laws. This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. The Borrower and the Lender submit to the non-exclusive jurisdiction of the Courts of the Province of British Columbia and agree to be bound by any suit, action or proceeding commenced in such Courts and by any order or judgment resulting from such suit, action or proceeding, but the foregoing will in no way limit the right of the Lender to commence suits, actions or proceedings based on this Agreement in any jurisdiction it may deem appropriate.

22. Amendment. This Agreement may be varied or amended only by or pursuant to an agreement in writing signed by the parties hereto.

23. Schedules. All Schedules attached hereto will be deemed fully a part of this Agreement.

24. Currency. All references herein to "dollars" or "$" are to Canadian dollars, unless otherwise indicated.

25. Counterparts. This Agreement may be signed in one or more counterparts, originally or by facsimile, each such counterpart taken together will form one and the same agreement.

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement on the date first above written.

KYOTO PLANET GROUP INC.

Per:

_______________________________

Authorized Signatory

BUFFALO GOLD LTD.

Per:

______________________________

Authorized Signatory

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

SCHEDULE "A"

PROMISSORY NOTE

Principal Amount: Cdn.$150,000

For value received, BUFFALO GOLD LTD. (the "Borrower") hereby promises to pay to KYOTO PLANET GROUP INC. (the "Lender") the principal sum of ONE HUNDRED FIFTY THOUSAND CANADIAN DOLLARS (Cdn.$150,000) on the earlier of:

(a)

upon the demand of the Lender; or

(b)

the occurrence of an Event of Default (as defined in the Loan Agreement between the Borrower and the Lender dated for reference November 6, 2007),

together with interest accruing on the outstanding principal amount from the date hereof at a rate of EIGHT PERCENT (8%) per annum, compounded annually, before and after each of maturity, default and judgment, payable monthly on the last Business Day of every month commencing November 30, 2007. All payments under this promissory note will be made by certified cheque, bank draft or wire transfer (pursuant to wire transfer instructions provided by the Lender from time to time) and delivered to the Lender at Suite 2400-1111 West Georgia Street, Vancouver, B.C., V6E 4M3. All payments made by the Borrower will be applied first to interest, bonus and any other costs or charges owed to the Lender, then to principal.

The undersigned is entitled to prepay this promissory note, in whole or in part, without notice or penalty. The undersigned waives demand and presentment for payment, notice of non-payment, protest, notice of protest and notice of dishonour. This promissory note will be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein. In this promissory note, “Business Day” means a day which is not a Saturday, Sunday or a statutory holiday in British Columbia.

Dated: November 6, 2007

BUFFALO GOLD LTD.

Per:

______________________________

Authorized Signatory

__________________________________________________________________________________

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

EXHIBIT 4.AP LOAN AGREEMENT BUFFALO AND KYOTO PLANET GROUP INC. DATED DECEMBER 27, 2007.

_____________________________________________________________________________

LOAN AGREEMENT

THIS AGREEMENT dated for reference December 27, 2007 is between:

BUFFALO GOLD LTD., an Alberta company, having an office at Suite 2400-1111 West Georgia Street, Vancouver, B.C., V6E 4M3

(the “Lender”)

AND:

KYOTO PLANET GROUP INC., a British Columbia company, having an office at Suite 2400-1111 West Georgia Street, Vancouver, B.C., V6E 4M3

(the “Borrower”)

BACKGROUND

B.

The Lender has agreed to lend to the Borrower and the Borrower has agreed to borrow from the Lender the principal amount of CAD$300,000 (the "Loan"), on the terms and subject to the conditions of this Agreement.

AGREEMENTS

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

1. Definitions. In this Agreement "Business Day" means a day which is not a Saturday, Sunday or a statutory holiday in British Columbia.

2. Loan Advance. Upon the signing of this Agreement, the Lender will advance the principal amount of the Loan to the Borrower or as the Borrower may direct.

3. Term and Prepayment.

(a)

Any outstanding balance of the Loan, including principal, accrued interest, bonus and other costs or charges payable hereunder (collectively the "Outstanding Balance"), will be immediately due and payable by the Borrower to the Lender on the earlier of:

(i)

Upon the demand of the Lender; or

(ii)

the occurrence of an Event of Default, as defined in paragraph 9 hereof.

(b)

 If after the advance of the Loan and prior to payment in full of the Outstanding Balance, the Borrower sells or otherwise disposes of any assets or closes one or more equity or debt financings, the Borrower will pay or cause to be paid all proceeds from such sale, or disposition or financing, net of reasonable selling or financing costs, up to the full amount

(c)

of the Outstanding Balance, to the Lender within three (3) Business Days of receipt of the same, to be applied on account of the Loan. All payments made hereunder will be applied on account of the Loan, first to interest and any other costs or charges then owing, then to principal.

(d)

The Borrower may repay the Loan at any time before maturity, without notice or penalty.

4. Interest. Interest will accrue on the Outstanding Balance from the Deposit Date at the rate of eight percent (8%) per annum, compounded annually, and be payable by the Borrower to the Lender monthly on the last Business Day of every month, commencing on January 31, 2008, as well as after maturity, default and judgment.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

5. Security. As security for the Loan the Borrower will execute and deliver to the Lender a promissory note, in the form attached hereto as Schedule "A" (the "Note").

6. Representations and Warranties. The Borrower represents and warrants to the Lender as follows:

(a)

the Borrower is a company incorporated under the Business Corporations Act (B.C.), has not discontinued or been dissolved under that Act and is in good standing with respect to the filing of annual reports with the Registrar of Companies office;

(b)

the Borrower has the power and authority to carry on its businesses as now being conducted, to acquire, own, hold, lease and mortgage or grant security in its assets including real property and personal property, and to enter into and perform its obligations under this Agreement and the Note and all other documents or instruments delivered hereunder or thereunder;

(c)

this Agreement, the Note, and all ancillary instruments or documents issued, executed and delivered hereunder or thereunder by the Borrower have been duly authorized by all necessary action of the Borrower and each constitutes or will constitute a legal, valid and binding obligation of the Borrower enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights and remedies of creditors and to the general principles of equity;

(d)

the Borrower is not in breach of or in default under any obligation in respect of borrowed money and the execution and delivery of this Agreement, the Note and all ancillary instruments or documents issued and delivered hereunder or thereunder, and the performance of the terms hereof and thereof will not be, or result in, a violation or breach of, or default under the Borrower’s constating documents, any law, any judgment, agreement or instrument to which it is a party or may be bound;

(e)

no litigation or administrative proceedings before any court or governmental authority are presently ongoing, or have been threatened in writing, or to the best of the Borrower's knowledge are pending, against the Borrower or any of its assets or affecting any of its assets which could have a material adverse effect on its business or assets;

(f)

the audited annual financial statements for Borrower for the fiscal year ended December 31, 2006 (, the "Financial Statements"), fairly present the financial affairs of Borrower as of the date to which they are made, and have been prepared in accordance with Canadian generally accepted accounting principles consistently applied;

(g)

the Borrower is in compliance, in all material respects, with its continuous disclosure obligations under applicable securities laws and, without limiting the generality of the foregoing, there has been no adverse material change (actual, contemplated or threatened) in the property, assets or business of the Borrower since the date of release of the Financial Statements, other than as publicly disclosed in writing by the Borrower in accordance with applicable securities laws prior to the date of this Agreement;

(h)

the Borrower is a reporting issuer under the Securities Acts of British Columbia, Alberta, Saskatchewan and Ontario and is in compliance with its material obligations under those Acts and under the rules, regulations and policies of the Exchange and will use its best efforts to maintain such status, without default, from the date hereof until repayment in full of the Loan to the Lender; and

(i)

except as disclosed to the Lender in writing prior to the date of this Agreement, the Borrower owns its business, operations and assets, and holds good title thereto, free and clear of all liens, claims or encumbrances whatsoever, other than those in favour of the Lender.

7. Positive Covenants of the Borrower. The Borrower covenants and agrees that so long as any monies will be outstanding under this Agreement, it will:

(a)

at all times maintain its corporate existence and the corporate existence of all other corporations owned or controlled by it that own assets material to the Borrower's business;

(b)

duly perform its obligations under this Agreement, the Note and all other agreements and instruments executed and delivered hereunder or thereunder;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(c)

carry on and conduct its business in a proper business-like manner in accordance with good business practice and will keep or cause to be kept proper books of account in accordance with generally accepted accounting principles;

(d)

provide the Lender with written notice of any proposed financing made by or to the Borrower;

(e)

furnish and give to the Lender (if such is the case) notice that there has occurred and is continuing an Event of Default under this Agreement or any event which would constitute an Event of Default hereunder and specifying the same; and

(f)

 perform and do all such acts and things as are necessary to perfect and maintain the security provided to the Lender pursuant to this Agreement.

8. Negative Covenants of the Borrower. The Borrower covenants and agrees with the Lender that the Borrower will not without first obtaining the written consent of the Lender:

(a)

make, give, create or permit or attempt to make, give or create any mortgage, charge, lien or encumbrance that ranks equal to or in priority to the security interest of the Lender over the assets of the Borrower;

(b)

allot and issue any new shares of any subsidiary corporation;

(c)

declare or provide for any dividends or other payments based on share capital;

(d)

 redeem or purchase any of its shares;

(e)

directly or through any subsidiary, make any sale of or dispose of any substantial or material part of its business, assets or undertaking, including its interest in the shares or assets of any subsidiary outside of the ordinary course of business;

(f)

pay out any shareholders loans or other indebtedness to non-arm’s length parties; or

(g)

guarantee the obligations of any other person, directly or indirectly.

9. Events of Default. Each and every of the events set forth in this paragraph will be an event of default ("Event of Default"):

(a)

if the Borrower fails to make any payment of principal or interest when due hereunder, and such failure continues for two (2) Business Days;

(b)

if the Borrower defaults in observing or performing any material term, covenant or condition of this Agreement or any other collateral document delivered hereunder or in connection with the Loan, other than the payment of monies as provided for in subparagraph (a) hereof, on its part to be observed or performed and such failure continues for five (5) Business Days;

(c)

if the Borrower is in default of prescribed filings with applicable securities regulatory authorities, the stock exchange or market on which its shares trade (collectively, the "Authorities"), or is subject to any suspension or cease trade order issued by any such Authority;

(d)

if any of the Borrower's covenants or representations in this Agreement or any other collateral document delivered hereunder or in connection with the Loan were at the time given false or misleading in any material respect;

(e)

if the Borrower defaults, in any material respect, in observing or performing any term, covenant or condition of any debt instrument or obligation by which it is bound, makes an assignment for the benefit of its creditors, or admits in writing its inability to pay its debts as they become due, or is adjudicated bankrupt or insolvent;

(f)

if the Borrower permits any sum which has been admitted as due by the Borrower, or is not disputed to be due by it, and which forms or is capable of being made a charge upon any of the assets or undertaking of the Borrower to remain unpaid or not challenged for 30 days after proceedings have been taken to enforce the same;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(g)

if the Borrower, either directly or indirectly through any material subsidiary, ceases or threatens to cease to carry on business;

(h)

if any order is made or issued by a competent regulatory authority prohibiting the trading in shares of the Borrower or if the Borrower’s Common shares are suspended or de-listed from trading on any stock exchange;

(i)

if, in the reasonable opinion of the Lender, a material adverse change occurs in the financial condition of the Borrower;

(j)

if the Lender in good faith and on commercially reasonable grounds believes that the ability of the Borrower to pay any of the Outstanding Balance to the Lender or to perform any of the covenants contained in this Agreement or any other collateral agreement or other document is impaired or any security granted by the Borrower to the Lender is or isabout to be impaired or in jeopardy;

(k)

if the Borrower petitions or applies to any tribunal for the appointment of a trustee, receiver or liquidator or commences any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law of any jurisdiction, whether now or hereafter in effect; or

(l)

if any petition or application for appointment of a trustee, receiver or liquidator is filed, or any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law are commenced, against the Borrower which is not opposed by the Borrower in good faith, or an order, judgment or decree is entered appointing any such trustee, receiver, or liquidator, or approving the petition in any such proceeding.

10. Effect of Event of Default. If any one or more of the Events of Default occur or occurs and is or are continuing, the Lender may without limitation in respect of any other rights it may have in law or pursuant to this Agreement or any other document or instrument delivered hereunder, demand immediate payment of all monies owing hereunder.

11. Lender’s Legal Fees. The Borrower will pay for the Lender’s reasonable legal fees and other costs, charges and expenses (including due diligence expenses) of and incidental to the preparation, execution and completion of this Agreement and the security hereunder, and all costs and charges incurred by or on behalf of the Lender in respect of any enforcement, realization or other administration of the Loan, as may be required by the Lender to complete this transaction. All amounts hereunder will be payable within 30 days of presentment of an invoice. If not paid within that time, such amount will be added to and form part of the principal amount of the Loan and shall accrue interest from such date as if it had been advanced by the Lender to the Borrower hereunder.

12. Indemnity. The Borrower agrees to indemnify and save harmless the Lender and each of its directors, officers, employees and agents from and against all liabilities, claims, losses, damages and reasonable costs and expenses in any way caused by or arising directly or indirectly from or in consequence of the occurrence of any Event of Default under this Agreement.

13. Notices. In this Agreement:

(a)

any notice or communication required or permitted to be given under this Agreement will be in writing and will be considered to have been given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post to the address or facsimile transmission number of each party set out below:

(i)

if to the Lender:

Buffalo Gold Ltd.

Suite 2400-1111 West Georgia Street,

Vancouver, B.C., V6E 4M3

Attention: Brian McEwen

Fax No: 604.685.2536

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(ii)

if to the Borrower:

Kyoto Planet Group Incorporated

Suite 2400-1111 West Georgia Street,

Vancouver, B.C., V6E 4M3

Attention: Damien Reynolds

Fax No:   604.684.2990

or to such other address or facsimile transmission number as any party may designate in the manner set out above; and

(b)

notice or communication will be considered to have been received:

(i)

if delivered by hand during business hours on a Business Day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next Business Day;

(ii)

if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next Business Day; and

(iii)

if mailed by prepaid registered post upon the fifth Business Day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication will be delivered by hand or sent by facsimile transmission.

14. Assignment. The Borrower acknowledges and agrees that the Lender may assign all or part of the Loan, this Agreement and all collateral agreements, documents or instruments delivered hereunder to one or more assignees, subject only to the Lender’s notification of such assignment or assignments being given in writing to the Borrower.

15. Enurement. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

16. Waivers. No failure or delay on the Lender's part in exercising any power or right hereunder will operate as a waiver thereof.

17. Remedies are Cumulative. The Lender's rights and remedies hereunder are cumulative and not exclusive of any rights or remedies at law or in equity.

18. Time. Time is of the essence of this Agreement and all documents or instruments delivered hereunder.

19. Criminal Code Compliance. In this paragraph the terms "interest", "criminal rate" and "credit advanced" have the meanings ascribed to them in Section 347 of the Criminal Code (Canada) as amended from time to time. The Borrower and the Lender agree that, notwithstanding any agreement to the contrary, no interest on the Loan or the credit advanced by the Lender under this Agreement will be payable in excess of that permitted under the laws of Canada. If the effective rate of interest, calculated in accordance with generally accepted actuarial practices and principles, would exceed the criminal rate on the credit advanced, then:

(a)

the elements of return which fall within the term "interest" will be reduced to the extent necessary to eliminate such excess;

(b)

any remaining excess that has been paid will be credited towards prepayment of the Loan; and

(c)

any overpayment that may remain after such crediting will be returned forthwith to the Borrower upon demand, and, in the event of dispute, a Fellow of the Canadian Institute of Actuaries appointed by the Lender will perform the relevant calculations and determine the reductions, modifications and credits necessary to effect the foregoing and the same will be conclusive and binding on the parties. This Agreement, the Note and all related agreements and documents will automatically be modified to reflect such modifications without the necessity of any further act or deed of the Borrower and the Lender to give effect to them.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

20. Invalidity. If at any time any one or more of the provisions hereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby to the fullest extent possible by law.

21. Governing Laws. This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. The Borrower and the Lender submit to the non-exclusive jurisdiction of the Courts of the Province of British Columbia and agree to be bound by any suit, action or proceeding commenced in such Courts and by any order or judgment resulting from such suit, action or proceeding, but the foregoing will in no way limit the right of the Lender to commence suits, actions or proceedings based on this Agreement in any jurisdiction it may deem appropriate.

22. Amendment. This Agreement may be varied or amended only by or pursuant to an agreement in writing signed by the parties hereto.

23. Schedules. All Schedules attached hereto will be deemed fully a part of this Agreement.

24. Currency. All references herein to "dollars" or "$" are to Canadian dollars, unless otherwise indicated.

25. Counterparts. This Agreement may be signed in one or more counterparts, originally or by facsimile, each such counterpart taken together will form one and the same agreement.

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement on the date first above written.

BUFFALO GOLD LTD.

Per:

_______________________________

Authorized Signatory

KYOTO PLANET GROUP INC.

Per:

______________________________

Authorized Signatory

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

SCHEDULE "A"

PROMISSORY NOTE

Principal Amount: CAD$300,000

For value received, KYOTO PLANET GROUP INC. (the "Borrower") hereby promises to pay to BUFFALO GOLD LTD. (the "Lender") the principal sum of TWO HUNDRED THOUSAND CANADIAN DOLLARS (CAD$300,000) on the earlier of:

(a)

upon the demand of the Lender; or

(b)

the occurrence of an Event of Default (as defined in the Loan Agreement between the Borrower and the Lender dated for reference December 27, 2007),

together with interest accruing on the outstanding principal amount from the date hereof at a rate of EIGHT PERCENT (8%) per annum, compounded annually, before and after each of maturity, default and judgment, payable monthly on the last Business Day of every month commencing January 31, 2008. All payments under this promissory note will be made by certified cheque, bank draft or wire transfer (pursuant to wire transfer instructions provided by the Lender from time to time) and delivered to the Lender at Suite 2400-1111 West Georgia Street, Vancouver, B.C., V6E 4M3. All payments made by the Borrower will be applied first to interest, bonus and any other costs or charges owed to the Lender, then to principal.

The undersigned is entitled to prepay this promissory note, in whole or in part, without notice or penalty. The undersigned waives demand and presentment for payment, notice of non-payment, protest, notice of protest and notice of dishonour. This promissory note will be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein. In this promissory note, “Business Day” means a day which is not a Saturday, Sunday or a statutory holiday in British Columbia.

Dated: December 27, 2007

KYOTO PLANET GROUP INC.

Per:

______________________________

Authorized Signatory

__________________________________________________________________________________

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

EXHIBIT 4.AQ:   LOAN AGREEMENT BUFFALO AND LONGVIEW  CAPITAL PARTNERS INC. DATED NOVEMBER 20, 2007

___________________________________________________________________________

LOAN AGREEMENT

THIS AGREEMENT dated for reference November 20, 2007 is between:

LONGVIEW CAPITAL PARTNERS INC., a British Columbia company, having an office at Suite 2400-1111 West Georgia Street, Vancouver, B.C., V6E 4M3

(the “Lender”)

AND:

BUFFALO GOLD LTD., an Alberta company, having an office at Suite 2400-1111 West Georgia Street, Vancouver, B.C., V6E 4M3

(the “Borrower”)

BACKGROUND

C.

The Lender has agreed to lend to the Borrower and the Borrower has agreed to borrow from the Lender the principal amount of CAD$250,000 (the "Loan"), on the terms and subject to the conditions of this Agreement.

AGREEMENTS

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

1. Definitions. In this Agreement "Business Day" means a day which is not a Saturday, Sunday or a statutory holiday in British Columbia.

2. Loan Advance. Upon the signing of this Agreement, the Lender will advance the principal amount of the Loan to the Borrower or as the Borrower may direct.

3. Term and Prepayment.

(e)

Any outstanding balance of the Loan, including principal, accrued interest, bonus and other costs or charges payable hereunder (collectively the "Outstanding Balance"), will be immediately due and payable by the Borrower to the Lender on the earlier of:

(i)

Upon the demand of the Lender; or

(ii)

the occurrence of an Event of Default, as defined in paragraph 9 hereof.

(f)

 If after the advance of the Loan and prior to payment in full of the Outstanding Balance, the Borrower sells or otherwise disposes of any assets or closes one or more equity or debt financings, the Borrower will pay or cause to be paid all proceeds from such sale, or disposition or financing, net of reasonable selling or financing costs, up to the full amount of the Outstanding Balance, to the Lender within three (3) Business Days of receipt of the same, to be applied on account of the Loan. All payments made hereunder will be applied on account of the Loan, first to interest and any other costs or charges then owing, then to principal.

(g)

The Borrower may repay the Loan at any time before maturity, without notice or penalty.

4. Interest. Interest will accrue on the Outstanding Balance from the Deposit Date at the rate of eight percent (8%) per annum, compounded annually, and be payable by the Borrower to the Lender monthly on the last Business Day of every month, commencing on November 30, 2007, as well as after maturity, default and judgment.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

5. Security. As security for the Loan the Borrower will execute and deliver to the Lender a promissory note, in the form attached hereto as Schedule "A" (the "Note").

6. Representations and Warranties. The Borrower represents and warrants to the Lender as follows:

(j)

the Borrower is a company incorporated under the Business Corporations Act (B.C.), has not discontinued or been dissolved under that Act and is in good standing with respect to the filing of annual reports with the Registrar of Companies office;

(k)

the Borrower has the power and authority to carry on its businesses as now being conducted, to acquire, own, hold, lease and mortgage or grant security in its assets including real property and personal property, and to enter into and perform its obligations under this Agreement and the Note and all other documents or instruments delivered hereunder or thereunder;

(l)

this Agreement, the Note, and all ancillary instruments or documents issued, executed and delivered hereunder or thereunder by the Borrower have been duly authorized by all necessary action of the Borrower and each constitutes or will constitute a legal, valid and binding obligation of the Borrower enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights and remedies of creditors and to the general principles of equity;

(m)

the Borrower is not in breach of or in default under any obligation in respect of borrowed money and the execution and delivery of this Agreement, the Note and all ancillary instruments or documents issued and delivered hereunder or thereunder, and the performance of the terms hereof and thereof will not be, or result in, a violation or breach of, or default under the Borrower’s constating documents, any law, any judgment, agreement or instrument to which it is a party or may be bound;

(n)

no litigation or administrative proceedings before any court or governmental authority are presently ongoing, or have been threatened in writing, or to the best of the Borrower's knowledge are pending, against the Borrower or any of its assets or affecting any of its assets which could have a material adverse effect on its business or assets;

(o)

the audited annual financial statements for Borrower for the fiscal year ended December 31, 2006 (, the "Financial Statements"), fairly present the financial affairs of Borrower as of the date to which they are made, and have been prepared in accordance with Canadian generally accepted accounting principles consistently applied;

(p)

the Borrower is in compliance, in all material respects, with its continuous disclosure obligations under applicable securities laws and, without limiting the generality of the foregoing, there has been no adverse material change (actual, contemplated or threatened) in the property, assets or business of the Borrower since the date of release of the Financial Statements, other than as publicly disclosed in writing by the Borrower in accordance with applicable securities laws prior to the date of this Agreement;

(q)

the Borrower is a reporting issuer under the Securities Acts of British Columbia, Alberta, Saskatchewan and Ontario and is in compliance with its material obligations under those Acts and under the rules, regulations and policies of the Exchange and will use its best efforts to maintain such status, without default, from the date hereof until repayment in full of the Loan to the Lender; and

(r)

except as disclosed to the Lender in writing prior to the date of this Agreement, the Borrower owns its business, operations and assets, and holds good title thereto, free and clear of all liens, claims or encumbrances whatsoever, other than those in favour of the Lender.

7. Positive Covenants of the Borrower. The Borrower covenants and agrees that so long as any monies will be outstanding under this Agreement, it will:

(g)

at all times maintain its corporate existence and the corporate existence of all other corporations owned or controlled by it that own assets material to the Borrower's business;

(h)

duly perform its obligations under this Agreement, the Note and all other agreements and instruments executed and delivered hereunder or thereunder;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(i)

carry on and conduct its business in a proper business-like manner in accordance with good business practice and will keep or cause to be kept proper books of account in accordance with generally accepted accounting principles;

(j)

provide the Lender with written notice of any proposed financing made by or to the Borrower;

(k)

furnish and give to the Lender (if such is the case) notice that there has occurred and is continuing an Event of Default under this Agreement or any event which would constitute an Event of Default hereunder and specifying the same; and

(l)

 perform and do all such acts and things as are necessary to perfect and maintain the security provided to the Lender pursuant to this Agreement.

8.  Negative Covenants of the Borrower. The Borrower covenants and agrees with the Lender that the Borrower will not without first obtaining the written consent of the Lender:

(h)

make, give, create or permit or attempt to make, give or create any mortgage, charge, lien or encumbrance that ranks equal to or in priority to the security interest of the Lender over the assets of the Borrower;

(i)

allot and issue any new shares of any subsidiary corporation;

(j)

declare or provide for any dividends or other payments based on share capital;

(k)

 redeem or purchase any of its shares;

(l)

directly or through any subsidiary, make any sale of or dispose of any substantial or material part of its business, assets or undertaking, including its interest in the shares or assets of any subsidiary outside of the ordinary course of business;

(m)

pay out any shareholders loans or other indebtedness to non-arm’s length parties; or

(n)

guarantee the obligations of any other person, directly or indirectly.

9. Events of Default. Each and every of the events set forth in this paragraph will be an event of default ("Event of Default"):

(m)

if the Borrower fails to make any payment of principal or interest when due hereunder, and such failure continues for two (2) Business Days;

(n)

if the Borrower defaults in observing or performing any material term, covenant or condition of this Agreement or any other collateral document delivered hereunder or in connection with the Loan, other than the payment of monies as provided for in subparagraph (a) hereof, on its part to be observed or performed and such failure continues for five (5) Business Days;

(o)

if the Borrower is in default of prescribed filings with applicable securities regulatory authorities, the stock exchange or market on which its shares trade (collectively, the "Authorities"), or is subject to any suspension or cease trade order issued by any such Authority;

(p)

if any of the Borrower's covenants or representations in this Agreement or any other collateral document delivered hereunder or in connection with the Loan were at the time given false or misleading in any material respect;

(q)

if the Borrower defaults, in any material respect, in observing or performing any term, covenant or condition of any debt instrument or obligation by which it is bound, makes an assignment for the benefit of its creditors, or admits in writing its inability to pay its debts as they become due, or is adjudicated bankrupt or insolvent;

(r)

if the Borrower permits any sum which has been admitted as due by the Borrower, or is not disputed to be due by it, and which forms or is capable of being made a charge upon any of the assets or undertaking of the Borrower to remain unpaid or not challenged for 30 days after proceedings have been taken to enforce the same;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(s)

if the Borrower, either directly or indirectly through any material subsidiary, ceases or threatens to cease to carry on business;

(t)

if any order is made or issued by a competent regulatory authority prohibiting the trading in shares of the Borrower or if the Borrower’s Common shares are suspended or de-listed from trading on any stock exchange;

(u)

if, in the reasonable opinion of the Lender, a material adverse change occurs in the financial condition of the Borrower;

(v)

if the Lender in good faith and on commercially reasonable grounds believes that the ability of the Borrower to pay any of the Outstanding Balance to the Lender or to perform any of the covenants contained in this Agreement or any other collateral agreement or other document is impaired or any security granted by the Borrower to the Lender is or is about to be impaired or in jeopardy;

(w)

if the Borrower petitions or applies to any tribunal for the appointment of a trustee, receiver or liquidator or commences any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law of any jurisdiction, whether now or hereafter in effect; or

(x)

if any petition or application for appointment of a trustee, receiver or liquidator is filed, or any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law are commenced, against the Borrower which is not opposed by the Borrower in good faith, or an order, judgment or decree is entered appointing any such trustee, receiver, or liquidator, or approving the petition in any such proceeding.

10. Effect of Event of Default. If any one or more of the Events of Default occur or occurs and is or are continuing, the Lender may without limitation in respect of any other rights it may have in law or pursuant to this Agreement or any other document or instrument delivered hereunder, demand immediate payment of all monies owing hereunder.

11. Lender’s Legal Fees. The Borrower will pay for the Lender’s reasonable legal fees and other costs, charges and expenses (including due diligence expenses) of and incidental to the preparation, execution and completion of this Agreement and the security hereunder, and all costs and charges incurred by or on behalf of the Lender in respect of any enforcement, realization or other administration of the Loan, as may be required by the Lender to complete this transaction. All amounts hereunder will be payable within 30 days of presentment of an invoice. If not paid within that time, such amount will be added to and form part of the principal amount of the Loan and shall accrue interest from such date as if it had been advanced by the Lender to the Borrower hereunder.

12. Indemnity. The Borrower agrees to indemnify and save harmless the Lender and each of its directors, officers, employees and agents from and against all liabilities, claims, losses, damages and reasonable costs and expenses in any way caused by or arising directly or indirectly from or in consequence of the occurrence of any Event of Default under this Agreement.

13. Notices. In this Agreement:

(b)

any notice or communication required or permitted to be given under this Agreement will be in writing and will be considered to have been given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post to the address or facsimile transmission number of each party set out below:

(i)

if to the Lender:

Longview Capital Partners Incorporated

Suite 2400-1111 West Georgia Street,

Vancouver, B.C., V6E 4M3

Attention: Damien Reynolds

Fax No:  (604) 694.2990

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(ii)

if to the Borrower:

Buffalo Gold Ltd.

Suite 2400-1111 West Georgia Street,

Vancouver, B.C., V6E 4M3

Attention: Brian McEwen

Fax No:  (604) 685.2536

or to such other address or facsimile transmission number as any party may designate in the manner set out above; and

(c)

notice or communication will be considered to have been received:

(i)

if delivered by hand during business hours on a Business Day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next Business Day;

(ii)

if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next Business Day; and

(iii)

if mailed by prepaid registered post upon the fifth Business Day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication will be delivered by hand or sent by facsimile transmission.

14. Assignment. The Borrower acknowledges and agrees that the Lender may assign all or part of the Loan, this Agreement and all collateral agreements, documents or instruments delivered hereunder to one or more assignees, subject only to the Lender’s notification of such assignment or assignments being given in writing to the Borrower.

15. Enurement. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

16. Waivers. No failure or delay on the Lender's part in exercising any power or right hereunder will operate as a waiver thereof.

17. Remedies are Cumulative. The Lender's rights and remedies hereunder are cumulative and not exclusive of any rights or remedies at law or in equity.

18. Time. Time is of the essence of this Agreement and all documents or instruments delivered hereunder.

19. Criminal Code Compliance. In this paragraph the terms "interest", "criminal rate" and "credit advanced" have the meanings ascribed to them in Section 347 of the Criminal Code (Canada) as amended from time to time. The Borrower and the Lender agree that, notwithstanding any agreement to the contrary, no interest on the Loan or the credit advanced by the Lender under this Agreement will be payable in excess of that permitted under the laws of Canada. If the effective rate of interest, calculated in accordance with generally accepted actuarial practices and principles, would exceed the criminal rate on the credit advanced, then:

(d)

the elements of return which fall within the term "interest" will be reduced to the extent necessary to eliminate such excess;

(e)

any remaining excess that has been paid will be credited towards prepayment of the Loan; and

(f)

any overpayment that may remain after such crediting will be returned forthwith to the Borrower upon demand, and, in the event of dispute, a Fellow of the Canadian Institute of Actuaries appointed by the Lender will perform the relevant calculations and determine the reductions, modifications and credits necessary to effect the foregoing and the same will be conclusive and binding on the parties. This Agreement, the Note and all related agreements and documents will automatically be modified to reflect such modifications without the necessity of any further act or deed of the Borrower and the Lender to give effect to them.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

20. Invalidity. If at any time any one or more of the provisions hereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby to the fullest extent possible by law.

21. Governing Laws. This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. The Borrower and the Lender submit to the non-exclusive jurisdiction of the Courts of the Province of British Columbia and agree to be bound by any suit, action or proceeding commenced in such Courts and by any order or judgment resulting from such suit, action or proceeding, but the foregoing will in no way limit the right of the Lender to commence suits, actions or proceedings based on this Agreement in any jurisdiction it may deem appropriate.

22. Amendment. This Agreement may be varied or amended only by or pursuant to an agreement in writing signed by the parties hereto.

23. Schedules. All Schedules attached hereto will be deemed fully a part of this Agreement.

24. Currency. All references herein to "dollars" or "$" are to Canadian dollars, unless otherwise indicated.

25. Counterparts. This Agreement may be signed in one or more counterparts, originally or by facsimile, each such counterpart taken together will form one and the same agreement.

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement on the date first above written.

LONGVIEW CAPITAL PARTNERS INC.

Per:

_______________________________

Authorized Signatory

BUFFALO GOLD LTD.

Per:

______________________________

Authorized Signatory

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

SCHEDULE "A"

PROMISSORY NOTE

Principal Amount: CAD$250,000

For value received, BUFFALO GOLD LTD. (the "Borrower") hereby promises to pay to KYOTO PLANET GROUP INC. (the "Lender") the principal sum of ONE HUNDRED FIFTY THOUSAND CANADIAN DOLLARS (CAD$250,000) on the earlier of:

(a)

upon the demand of the Lender; or

(b)

the occurrence of an Event of Default (as defined in the Loan Agreement between the Borrower and the Lender dated for reference November 20, 2007),

together with interest accruing on the outstanding principal amount from the date hereof at a rate of EIGHT PERCENT (8%) per annum, compounded annually, before and after each of maturity, default and judgment, payable monthly on the last Business Day of every month commencing November 30, 2007. All payments under this promissory note will be made by certified cheque, bank draft or wire transfer (pursuant to wire transfer instructions provided by the Lender from time to time) and delivered to the Lender at Suite 2400-1111 West Georgia Street, Vancouver, B.C., V6E 4M3. All payments made by the Borrower will be applied first to interest, bonus and any other costs or charges owed to the Lender, then to principal.

The undersigned is entitled to prepay this promissory note, in whole or in part, without notice or penalty. The undersigned waives demand and presentment for payment, notice of non-payment, protest, notice of protest and notice of dishonour. This promissory note will be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein. In this promissory note, “Business Day” means a day which is not a Saturday, Sunday or a statutory holiday in British Columbia.

Dated: November 20, 2007.

BUFFALO GOLD LTD.

Per:

______________________________

Authorized Signatory

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

EXHIBIT 4.AR:   LOAN AGREEMENT BETWEEN THE COMPANY AND LONGVIEW CAPITAL PARNTERS INC. DATED NOVEMBER 28, 2007

____________________________________________________________________________

LOAN AGREEMENT

THIS AGREEMENT dated for reference November 28, 2007 is between:

LONGVIEW CAPITAL PARTNERS INC., a British Columbia company, having an office at Suite 2400-1111 West Georgia Street, Vancouver, B.C., V6E 4M3

(the “Lender”)

AND:

BUFFALO GOLD LTD., an Alberta company, having an office at Suite 2400-1111 West Georgia Street, Vancouver, B.C., V6E 4M3

(the “Borrower”)

BACKGROUND

A.

The Lender has agreed to lend to the Borrower and the Borrower has agreed to borrow from the Lender the principal amount of CAD$200,000 (the "Loan"), on the terms and subject to the conditions of this Agreement.

AGREEMENTS

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

1.

Definitions. In this Agreement "Business Day" means a day which is not a Saturday, Sunday or a statutory holiday in British Columbia.

2.

Loan Advance. Upon the signing of this Agreement, the Lender will advance the principal amount of the Loan to the Borrower or as the Borrower may direct.

3.

Term and Prepayment.

(a)

Any outstanding balance of the Loan, including principal, accrued interest, bonus and other costs or charges payable hereunder (collectively the "Outstanding Balance"), will be immediately due and payable by the Borrower to the Lender on the earlier of:

(i)

Upon the demand of the Lender; or

(ii)

the occurrence of an Event of Default, as defined in paragraph 9 hereof.

(b)

If after the advance of the Loan and prior to payment in full of the Outstanding Balance, the Borrower sells or otherwise disposes of any assets or closes one or more equity or debt financings, the Borrower will pay or cause to be paid all proceeds from such sale, or disposition or financing, net of reasonable selling or financing costs, up to the full amount of the Outstanding Balance, to the Lender within three (3) Business Days of receipt of the same, to be applied on account of the Loan. All payments made hereunder will be applied on account of the Loan, first to interest and any other costs or charges then owing, then to principal.

(c)

The Borrower may repay the Loan at any time before maturity, without notice or penalty.

4.

Interest. Interest will accrue on the Outstanding Balance from the Deposit Date at the rate of eight percent (8%) per annum, compounded annually, and be payable by the Borrower to the Lender monthly on the last Business Day of every month, commencing on November 30, 2007, as well as after maturity, default and judgment.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

5.

Security. As security for the Loan the Borrower will execute and deliver to the Lender a promissory note, in the form attached hereto as Schedule "A" (the "Note").

6.

Representations and Warranties. The Borrower represents and warrants to the Lender as follows:

(a)

the Borrower is a company incorporated under the Business Corporations Act (B.C.), has not discontinued or been dissolved under that Act and is in good standing with respect to the filing of annual reports with the Registrar of Companies office;

(b)

the Borrower has the power and authority to carry on its businesses as now being conducted, to acquire, own, hold, lease and mortgage or grant security in its assets including real property and personal property, and to enter into and perform its obligations under this Agreement and the Note and all other documents or instruments delivered hereunder or thereunder;

(c)

this Agreement, the Note, and all ancillary instruments or documents issued, executed and delivered hereunder or thereunder by the Borrower have been duly authorized by all necessary action of the Borrower and each constitutes or will constitute a legal, valid and binding obligation of the Borrower enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights and remedies of creditors and to the general principles of equity;

(d)

the Borrower is not in breach of or in default under any obligation in respect of borrowed money and the execution and delivery of this Agreement, the Note and all ancillary instruments or documents issued and delivered hereunder or thereunder, and the performance of the terms hereof and thereof will not be, or result in, a violation or breach of, or default under the Borrower’s constating documents, any law, any judgment, agreement or instrument to which it is a party or may be bound;

(e)

no litigation or administrative proceedings before any court or governmental authority are presently ongoing, or have been threatened in writing, or to the best of the Borrower's knowledge are pending, against the Borrower or any of its assets or affecting any of its assets which could have a material adverse effect on its business or assets;

(f)

the audited annual financial statements for Borrower for the fiscal year ended December 31, 2006 (the "Financial Statements"), fairly present the financial affairs of Borrower as of the date to which they are made, and have been prepared in accordance with Canadian generally accepted accounting principles consistently applied;

(g)

the Borrower is in compliance, in all material respects, with its continuous disclosure obligations under applicable securities laws and, without limiting the generality of the foregoing, there has been no adverse material change (actual, contemplated or threatened) in the property, assets or business of the Borrower since the date of release of the Financial Statements, other than as publicly disclosed in writing by the Borrower in accordance with applicable securities laws prior to the date of this Agreement;

(h)

the Borrower is a reporting issuer under the Securities Acts of British Columbia, Alberta, Saskatchewan and Ontario and is in compliance with its material obligations under those Acts and under the rules, regulations and policies of the Exchange and will use its best efforts to maintain such status, without default, from the date hereof until repayment in full of the Loan to the Lender; and

(i)

except as disclosed to the Lender in writing prior to the date of this Agreement, the Borrower owns its business, operations and assets, and holds good title thereto, free and clear of all liens, claims or encumbrances whatsoever, other than those in favour of the Lender.

7.

Positive Covenants of the Borrower. The Borrower covenants and agrees that so long as any monies will be outstanding under this Agreement, it will:

(a)

at all times maintain its corporate existence and the corporate existence of all other corporations owned or controlled by it that own assets material to the Borrower's business;

(b)

duly perform its obligations under this Agreement, the Note and all other agreements and instruments executed and delivered hereunder or thereunder;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(c)

carry on and conduct its business in a proper business-like manner in accordance with good business practice and will keep or cause to be kept proper books of account in accordance with generally accepted accounting principles;

(d)

provide the Lender with written notice of any proposed financing made by or to the Borrower;

(e)

furnish and give to the Lender (if such is the case) notice that there has occurred and is continuing an Event of Default under this Agreement or any event which would constitute an Event of Default hereunder and specifying the same; and

(f)

perform and do all such acts and things as are necessary to perfect and maintain the security provided to the Lender pursuant to this Agreement.

8.

Negative Covenants of the Borrower. The Borrower covenants and agrees with the Lender that the Borrower will not without first obtaining the written consent of the Lender:

(a)

make, give, create or permit or attempt to make, give or create any mortgage, charge, lien or encumbrance that ranks equal to or in priority to the security interest of the Lender over the assets of the Borrower;

(b)

allot and issue any new shares of any subsidiary corporation;

(c)

declare or provide for any dividends or other payments based on share capital;

(d)

redeem or purchase any of its shares;

(e)

directly or through any subsidiary, make any sale of or dispose of any substantial or material part of its business, assets or undertaking, including its interest in the shares or assets of any subsidiary outside of the ordinary course of business;

(f)

pay out any shareholders loans or other indebtedness to non-arm’s length parties; or

(g)

guarantee the obligations of any other person, directly or indirectly.

9.

Events of Default. Each and every of the events set forth in this paragraph will be an event of default ("Event of Default"):

(a)

if the Borrower fails to make any payment of principal or interest when due hereunder, and such failure continues for two (2) Business Days;

(b)

if the Borrower defaults in observing or performing any material term, covenant or condition of this Agreement or any other collateral document delivered hereunder or in connection with the Loan, other than the payment of monies as provided for in subparagraph (a) hereof, on its part to be observed or performed and such failure continues for five (5) Business Days;

(c)

if the Borrower is in default of prescribed filings with applicable securities regulatory authorities, the stock exchange or market on which its shares trade (collectively, the "Authorities"), or is subject to any suspension or cease trade order issued by any such Authority;

(d)

if any of the Borrower's covenants or representations in this Agreement or any other collateral document delivered hereunder or in connection with the Loan were at the time given false or misleading in any material respect;

(e)

if the Borrower defaults, in any material respect, in observing or performing any term, covenant or condition of any debt instrument or obligation by which it is bound, makes an assignment for the benefit of its creditors, or admits in writing its inability to pay its debts as they become due, or is adjudicated bankrupt or insolvent;

(f)

if the Borrower permits any sum which has been admitted as due by the Borrower, or is not disputed to be due by it, and which forms or is capable of being made a charge upon any of the assets or undertaking of the Borrower to remain unpaid or not challenged for 30 days after proceedings have been taken to enforce the same;

(g)

if the Borrower, either directly or indirectly through any material subsidiary, ceases or threatens to cease to carry on business;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(h)

if any order is made or issued by a competent regulatory authority prohibiting the trading in shares of the Borrower or if the Borrower’s Common shares are suspended or de-listed from trading on any stock exchange;

(i)

if, in the reasonable opinion of the Lender, a material adverse change occurs in the financial condition of the Borrower;

(j)

if the Lender in good faith and on commercially reasonable grounds believes that the ability of the Borrower to pay any of the Outstanding Balance to the Lender or to perform any of the covenants contained in this Agreement or any other collateral agreement or other document is impaired or any security granted by the Borrower to the Lender is or isabout to be impaired or in jeopardy;

(k)

if the Borrower petitions or applies to any tribunal for the appointment of a trustee, receiver or liquidator or commences any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law of any jurisdiction, whether now or hereafter in effect; or

(l)

if any petition or application for appointment of a trustee, receiver or liquidator is filed, or any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law are commenced, against the Borrower which is not opposed by the Borrower in good faith, or an order, judgment or decree is entered appointing any such trustee, receiver, or liquidator, or approving the petition in any such proceeding.

10.

Effect of Event of Default. If any one or more of the Events of Default occur or occurs and is or are continuing, the Lender may without limitation in respect of any other rights it may have in law or pursuant to this Agreement or any other document or instrument delivered hereunder, demand immediate payment of all monies owing hereunder.

11.

Lender’s Legal Fees. The Borrower will pay for the Lender’s reasonable legal fees and other costs, charges and expenses (including due diligence expenses) of and incidental to the preparation, execution and completion of this Agreement and the security hereunder, and all costs and charges incurred by or on behalf of the Lender in respect of any enforcement, realization or other administration of the Loan, as may be required by the Lender to complete this transaction. All amounts hereunder will be payable within 30 days of presentment of an invoice. If not paid within that time, such amount will be added to and form part of the principal amount of the Loan and shall accrue interest from such date as if it had been advanced by the Lender to the Borrower hereunder.

12.

Indemnity. The Borrower agrees to indemnify and save harmless the Lender and each of its directors, officers, employees and agents from and against all liabilities, claims, losses, damages and reasonable costs and expenses in any way caused by or arising directly or indirectly from or in consequence of the occurrence of any Event of Default under this Agreement.

13.

Notices. In this Agreement:

(a)

any notice or communication required or permitted to be given under this Agreement will be in writing and will be considered to have been given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post to the address or facsimile transmission number of each party set out below:

(i)

if to the Lender:

Longview Capital Partners Incorporated

Suite 2400-1111 West Georgia Street,

Vancouver, B.C., V6E 4M3

Attention: Damien Reynolds

Fax No:   (604) 694.2990

(ii)

if to the Borrower:

Buffalo Gold Ltd.

Suite 2400-1111 West Georgia Street,

Vancouver, B.C., V6E 4M3

Attention: Brian McEwen

Fax No:   (604) 685.2536

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

or to such other address or facsimile transmission number as any party may designate in the manner set out above; and

(b)

notice or communication will be considered to have been received:

(i)

if delivered by hand during business hours on a Business Day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next Business Day;

(ii)

if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next Business Day; and

(iii)

if mailed by prepaid registered post upon the fifth Business Day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication will be delivered by hand or sent by facsimile transmission.

14.

Assignment. The Borrower acknowledges and agrees that the Lender may assign all or part of the Loan, this Agreement and all collateral agreements, documents or instruments delivered hereunder to one or more assignees, subject only to the Lender’s notification of such assignment or assignments being given in writing to the Borrower.

15.

Enurement. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

16.

Waivers. No failure or delay on the Lender's part in exercising any power or right hereunder will operate as a waiver thereof.

17.

Remedies are Cumulative. The Lender's rights and remedies hereunder are cumulative and not exclusive of any rights or remedies at law or in equity.

18.

Time. Time is of the essence of this Agreement and all documents or instruments delivered hereunder.

19.

Criminal Code Compliance. In this paragraph the terms "interest", "criminal rate" and "credit advanced" have the meanings ascribed to them in Section 347 of the Criminal Code (Canada) as amended from time to time. The Borrower and the Lender agree that, notwithstanding any agreement to the contrary, no interest on the Loan or the credit advanced by the Lender under this Agreement will be payable in excess of that permitted under the laws of Canada. If the effective rate of interest, calculated in accordance with generally accepted actuarial practices and principles, would exceed the criminal rate on the credit advanced, then:

(a)

the elements of return which fall within the term "interest" will be reduced to the extent necessary to eliminate such excess;

(b)

any remaining excess that has been paid will be credited towards prepayment of the Loan; and

(c)

any overpayment that may remain after such crediting will be returned forthwith to the Borrower upon demand, and, in the event of dispute, a Fellow of the Canadian Institute of Actuaries appointed by the Lender will perform the relevant calculations and determine the reductions, modifications and credits necessary to effect the foregoing and the same will be conclusive and binding on the parties. This Agreement, the Note and all related agreements and documents will automatically be modified to reflect such modifications without the necessity of any further act or deed of the Borrower and the Lender to give effect to them.

20.

Invalidity. If at any time any one or more of the provisions hereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby to the fullest extent possible by law.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

21.

Governing Laws. This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. The Borrower and the Lender submit to the non-exclusive jurisdiction of the Courts of the Province of British Columbia and agree to be bound by any suit, action or proceeding commenced in such Courts and by any order or judgment resulting from such suit, action or proceeding, but the foregoing will in no way limit the right of the Lender to commence suits, actions or proceedings based on this Agreement in any jurisdiction it may deem appropriate.

22.

Amendment. This Agreement may be varied or amended only by or pursuant to an agreement in writing signed by the parties hereto.

23.

Schedules. All Schedules attached hereto will be deemed fully a part of this Agreement.

24.

Currency. All references herein to "dollars" or "$" are to Canadian dollars, unless otherwise indicated.

25.

Counterparts. This Agreement may be signed in one or more counterparts, originally or by facsimile, each such counterpart taken together will form one and the same agreement.

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement on the date first above written.

LONGVIEW CAPITAL PARTNERS INC.

Per:

_______________________________

Authorized Signatory

BUFFALO GOLD LTD.

Per:

______________________________

Authorized Signatory

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

SCHEDULE "A"

PROMISSORY NOTE

Principal Amount: CAD$200,000

For value received, BUFFALO GOLD LTD. (the "Borrower") hereby promises to pay to KYOTO PLANET GROUP INC. (the "Lender") the principal sum of TWO HUNDRED THOUSAND CANADIAN DOLLARS (CAD$200,000) on the earlier of:

(a)

upon the demand of the Lender; or

(b)

the occurrence of an Event of Default (as defined in the Loan Agreement between the Borrower and the Lender dated for reference November 28, 2007),

together with interest accruing on the outstanding principal amount from the date hereof at a rate of EIGHT PERCENT (8%) per annum, compounded annually, before and after each of maturity, default and judgment, payable monthly on the last Business Day of every month commencing November 30, 2007. All payments under this promissory note will be made by certified cheque, bank draft or wire transfer (pursuant to wire transfer instructions provided by the Lender from time to time) and delivered to the Lender at Suite 2400-1111 West Georgia Street, Vancouver, B.C., V6E 4M3. All payments made by the Borrower will be applied first to interest, bonus and any other costs or charges owed to the Lender, then to principal.

The undersigned is entitled to prepay this promissory note, in whole or in part, without notice or penalty. The undersigned waives demand and presentment for payment, notice of non-payment, protest, notice of protest and notice of dishonour. This promissory note will be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein. In this promissory note, “Business Day” means a day which is not a Saturday, Sunday or a statutory holiday in British Columbia.

Dated: November 28, 2007.

BUFFALO GOLD LTD.

Per:

______________________________

Authorized Signatory

____________________________________________________________________________

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

EXHIBIT 4.AS:   ARRANGEMENT AGREEMENT AMONG THE COMPANY, 6833268 CANADA INC.

AND SARGOLD RESOURCE CORPORATION DATED AUGUST 31, 2007

____________________________________________________________________

ARRANGEMENT AGREEMENT

AMONG

BUFFALO GOLD LTD.

AND

6833268 CANADA INC.

AND

SARGOLD RESOURCE CORPORATION

AS OF
AUGUST 31, 2007

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION

1

1.1

DEFINITIONS

1

1.2

INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

9

1.3

RULES OF CONSTRUCTION

9

1.4

DATE FOR ANY ACTION

10

1.5

SCHEDULES

10

ARTICLE 2 THE ARRANGEMENT

10

2.1

ARRANGEMENT

10

2.2

EFFECTIVE DATE

11

2.3

FILING OF FINAL ORDER

11

2.4

SARGOLD CIRCULAR

11

2.5

SARGOLD MEETING

11

2.6

SECURITIES COMPLIANCE

11

2.7

PREPARATION OF FILINGS

11

2.8

SOLICITATION OF PROXIES

13

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SARGOLD

13

3.1

ORGANIZATION AND STANDING

13

3.2

CAPITALIZATION

14

3.3

AUTHORITY AND NO CONFLICTS

15

3.4

CONSENT AND APPROVALS

16

3.5

NO DEFAULTS

17

3.6

ABSENCE OF CERTAIN CHANGES OR EVENTS

17

3.7

REPORTS AND FINANCIAL STATEMENTS

17

3.8

CONTRACTS

19

3.9

LITIGATION

19

3.10

ENVIRONMENTAL

19

3.11

TAX MATTERS

20

3.12

EMPLOYMENT MATTERS

21

3.13

PENSION AND EMPLOYEE BENEFITS

23

3.14

COMPLIANCE WITH LAWS AND PERMITS

23

3.15

INTELLECTUAL PROPERTY

24

3.16

INSURANCE

25

3.17

PROPERTY

25

3.18

BROKERAGE AND FINDERS’ FEES

25

3.19

BOOKS AND RECORDS

25

3.20

FAIRNESS OPINION

26

3.21

BUSINESS OPPORTUNITIES

26

3.22

ADDITIONAL UNITED STATES REPRESENTATIONS

26

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BUFFALO

27

4.1

ORGANIZATION AND STANDING

27

4.2

CAPITALIZATION

27

4.3

AUTHORITY AND NO CONFLICTS

29

4.4

CONSENTS AND APPROVALS OTHER THAN:

30

4.5

NO DEFAULTS

30

4.6

ABSENCE OF CERTAIN CHANGES OR EVENTS

30

4.7

REPORTS AND FINANCIAL STATEMENTS

31

4.8

CONTRACTS

32

4.9

COMPLIANCE WITH LAWS AND PERMITS

32

4.10

LITIGATION

32

4.11

BROKERAGE AND FINDERS’ FEES

32

4.12

BOOKS AND RECORDS

33

4.13

ENVIRONMENTAL

33

4.14

INSURANCE

33

4.15

TAX MATTERS

33

4.16

PROPERTY

34

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

ARTICLE 5 COVENANTS AND AGREEMENTS

35

5.1

COVENANTS OF SARGOLD

35

5.2

COVENANTS OF BUFFALO AND SUBCO

41

5.3

ACCESS TO INFORMATION

45

5.4

COVENANTS REGARDING NON-SOLICITATION

46

5.5

RIGHT TO MATCH

47

5.6

PRE-ACQUISITION REORGANIZATIONS

48

5.7

PROXIES RECEIVED AND DISSENT NOTICES

48

5.8

CLOSING MATTERS

49

5.9

PRIVACY MATTERS

49

ARTICLE 6 CONDITIONS

50

6.1

MUTUAL CONDITIONS

50

6.2

ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF BUFFALO AND SUBCO

51

6.3

ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF SARGOLD

52

6.4

SATISFACTION OF CONDITION

53

ARTICLE 7 AMENDMENT AND TERMINATION

53

7.1

AMENDMENT

53

7.2

TERMINATION

53

7.3

EFFECT OF TERMINATION

54

7.4

TERMINATION FEE PAYMENT TO SARGOLD

55

7.5

TERMINATION FEE PAYMENT TO BUFFALO

55

7.6

EFFECT OF PAYMENTS

55

ARTICLE 8 GENERAL

55

8.1

INVESTIGATION

55

8.2

NOTICE

55

8.3

ASSIGNMENT

57

8.4

BINDING EFFECT

57

8.5

THIRD-PARTY BENEFICIARIES

57

8.6

WAIVER AND MODIFICATION

57

8.7

NO PERSONAL LIABILITY

57

8.8

FURTHER ASSURANCES

57

8.9

EXPENSES

57

8.10

PUBLIC ANNOUNCEMENTS

58

8.11

GOVERNING LAWS AND CONSENT TO JURISDICTION

58

8.12

REMEDIES

58

8.13

TIME OF ESSENCE

58

8.14

ENTIRE AGREEMENT

58

8.15

SEVERABILITY

58

8.16

COUNTERPARTS

59

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated as of August 31, 2007, is entered into among Buffalo Gold Ltd., a corporation existing under the laws of the Province of Alberta (“Buffalo”), 6833268 Canada Inc. a corporation existing under the laws of Canada (“Subco”) and Sargold Resource Corporation, a corporation existing under the laws of Canada (“Sargold”).

RECITALS

A.

The parties have agreed to undertake an arrangement under section 192 of the Canada Business Corporations Act, R.S.C. 1985, chapter C-44, as amended, together with all regulations adopted thereunder (the “CBCA”) and upon the terms and conditions set forth herein;

B.

Section 192(1)(b) of the CBCA permits arrangements constituting an amalgamation;

C.

Subco and Sargold have agreed to effect an amalgamation pursuant to the Plan of Arrangement on the terms and conditions herein set forth.

D.

Subco is wholly-owned by Buffalo;

E.

The board of directors of Buffalo has determined that the Arrangement is advisable and in the best interest of Buffalo and has approved this Agreement, the Plan of Arrangement and the transactions contemplated herein.

F.

The board of directors of Sargold has determined that the Arrangement is advisable and in the best interest of Sargold and has approved this Agreement, the Plan of Arrangement and the transactions contemplated herein and determined to recommend approval of the Arrangement to the Sargold Shareholders.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, unless the context otherwise requires, the following terms will have the following meanings respectively:

“1933 Act” means the United States Securities Act of 1933, as amended.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” means any form of agreement, arrangement or understanding or any inquiries, proposals or transactions directly or indirectly involving Sargold and/or its Subsidiaries regarding any merger, amalgamation, arrangement, restructuring, take-over bid, tender offer, exchange offer, sale or purchase of substantial assets of Sargold or any of its Subsidiaries, any acquisition of beneficial ownership (as defined in the BCSA) of 20% or more of the Sargold Shares in a single transaction or a series of related transactions, any acquisition by Sargold of any assets or capital stock of another person (other than acquisitions of assets or capital stock of any other person that are not, individually or in the aggregate material to Sargold and its Subsidiaries, taken as a whole), any business combination, liquidation, reorganization or recapitalization or any similar transaction or series of related or similar transactions which would have the effect of any of the foregoing.

“affiliate” has the meaning ascribed thereto in the CBCA unless otherwise expressly stated herein.

“Agreement” means this Agreement including the Schedules hereto as the same may be amended from time to time.

“Amalco” means the corporation resulting from the amalgamation of the Amalgamating Companies.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

“Amalgamating Companies” means Subco and Sargold.

“Amalgamation” means the amalgamation between Subco and Sargold to occur pursuant to the Arrangement.

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement.

“Articles of Arrangement” means the Articles of Arrangement with respect to the Arrangement to be tiled with the Director in the form agreed by the Parties;

“Arrangement Resolution” means the special resolution of the Sargold Shareholders approving the Arrangement to be considered at the Sargold Meeting, substantially in the form and content of Schedule B attached hereto.

“applicable privacy laws” means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection Act (British Columbia) and/or any other comparable federal or provincial law.

“BCSA” means the Securities Act (British Columbia) and the rules, regulations and policies made thereunder, as may be amended from time to time.

“Buffalo” has the meaning ascribed thereto in the preamble.

“Buffalo Permits” means those material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders, which are necessary to own, lease and operate the Buffalo Properties and to lawfully carry on the respective businesses of Buffalo and its Subsidiaries as they are now being conducted.

“Buffalo Disclosure Letter” means that certain letter of disclosure dated as of the date of this Agreement and signed by an authorized officer of Buffalo and delivered by Buffalo to Sargold on or prior to the date of this Agreement.

“Buffalo Documents” has the meaning ascribed thereto in Section 4.7(a).

“Buffalo Options” means Buffalo Share purchase options.

“Buffalo Properties” means all properties and assets of Buffalo and its Subsidiaries, real and personal, immovable and moveable, tangible and intangible including leasehold interests.

“Buffalo Securities” means Buffalo Shares, Buffalo Options and Buffalo Warrants.

“Buffalo Shareholders” means the holders of the Buffalo Shares.

“Buffalo Shares” means common shares in the capital of Buffalo, including common shares issued and outstanding as of the date hereof and common shares to be issued under the Arrangement to Sargold Shareholders.

“Buffalo SRA Reports” means all forms, reports, schedules, statements, news releases and other documents required to be filed by Buffalo with Canadian and United States securities regulatory authorities.

“Buffalo Stock Plan” means Buffalo’s existing stock option plan, which provides for the issuance and grant of options to purchase Buffalo Shares.

“Buffalo Warrants” means warrants entitling the holders thereof to purchase common shares in the capital of Buffalo.

“Business Day” means any day on which commercial banks are generally open for business in Vancouver, British Columbia other than a Saturday a Sunday or a day observed as a holiday in Vancouver British Columbia under the Laws of the Province of British Columbia or the federal Laws of Canada.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

“CBCA” means the Canada Business Corporations Act including all regulations made thereunder, as may be amended from time to time.

“Certificate of Arrangement” means the Certificate of Arrangement issued by the Director under sections 192(7) and 262 of the CBCA.

“Circular” means the notice of the Sargold Meeting and accompanying management proxy circular, including all schedules and exhibits thereto, to be sent by Sargold to the Sargold Shareholders in connection with the Sargold Meeting.

“Confidentiality Agreement” means the confidentiality agreement date May 14, 2007 between Buffalo and Sargold.

“constating documents” means, with respect to any person, the certificate and articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, unanimous shareholder agreement or declaration or other similar governing documents of such person.

“Contaminant” means any pollutants, explosives, dangerous goods and substances, underground or above ground storage tanks, deleterious substances, special waste, liquid waste, industrial waste, hauled liquid waste or waste of any other kind, toxic substances, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other substance the storage, manufacture, disposal, handling, treatment, generation, use, transport or release into the environment of which is prohibited, controlled or regulated under any Environmental Law.

“Court” means The Supreme Court of British Columbia, Vancouver Registry.

“date of this Agreement” means August 31, 2007.

“Director” means the person appointed as “Director” pursuant to section 260 of the CBCA.

“Dissent Rights” means the rights of dissent with respect to the Arrangement pursuant to Section 190 of the CBCA and the Plan of Arrangement.

“Easements” means any material easements, rights of way, permits, servitudes, licenses, leasehold estates and similar rights relating to real property used by Sargold and each of its Subsidiaries in its respective businesses.

“Effective Date” means the date set forth in the Certificate of Arrangement.

“Effective Time” means 8:00 a.m. (Vancouver time) on the Effective Date.

“Environmental Activity” means any activity, event or circumstance in respect of a Contaminant, including, without limitation, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its Release, escape, leaching, dispersal or migration into the natural environment, including the movement through or in the air, soil (land surface or subsurface strata), surface water or groundwater.

“Environmental Law” means any and all Laws in effect on the date of this Agreement relating to pollution or the environment or any Environmental Activity.

“Environmental Permits” means, collectively, all permits, licences, certificates, variances, remediation orders and authorizations of or any registration with, any Governmental Entity pursuant to any Environmental Law.

“Fairness Opinion” means the opinion of Evans & Evans, Inc. dated August 31, 2007 relating to the fairness, from a financial point of view, to the Sargold Shareholders of the Arrangement, a copy of which has been delivered to Buffalo.

“Final Order” means the final order of the Court granting final approval of the Plan of Arrangement, confirming the fairness of the terms and conditions thereof, confirming compliance with the terms of the Interim Order and authorizing and directing the implementation of the Arrangement.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

“Governmental Entity” means any:

(a)

multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign,

(b)

subdivision, agent, commission, board, or authority of any of the foregoing, or

(c)

quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing.

“holders” means, when used with reference to the Sargold Securities, the Sargold Shareholders, Sargold Optionholders or Sargold Warranthohders, as the case may be.

“Intellectual Property Rights” means those patents, patent rights, trademarks, trade names, service marks, copyrights and any applications therefore, technology, know-how, computer software and applications and tangible or intangible proprietary information or materials, that are material to and used in the business of Sargold and its Subsidiaries as presently conducted.

“Interim Order” means the interim order of the Court made pursuant to subsection 192(4) of the CBCA in connection with the approval of the Plan of Arrangement, following application therefor pursuant to section 2.1 hereof, and setting such conditions and directions for final approval as the Court may direct.

“knowledge” means, with respect to either Buffalo or Sargold, the knowledge of the chief executive officer or chief financial officer of such party after reasonable inquiry; provided that reasonable inquiry will not require the inquiry of any third party (other than the respective representatives, directors, officers, employees, agents and advisors of such party and its Subsidiaries).

“Laws” means all statutes, regulations, statutory rules, policies, orders, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSXV), and the term “applicable” with respect to such Law and in the context that refers to one or more persons, means that such Law applies to such person or persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity, statutory body or regulatory authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

“Lien” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, lease, option, right of third parties or other charge or encumbrance, including the lien or retained title of a conditional vendor, and any easement, servitude, right of way or other encumbrance on title to real or immovable property or personal or movable property.

“Mailing Date” means the date by which the Circular must be mailed in order to have the Sargold Meeting on or before October 31, 2007 in accordance with the constating documents of Sargold and applicable Laws.

“Material Adverse Effect,” when used in connection with Buffalo or Sargold, means any change, effect, circumstance, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses or results of operations and those of its respective Subsidiaries, taken as a whole, that is, or would be reasonably expected to be, material and adverse to the current or future business, operations, financial condition or results of operations of Buffalo or of Sargold, as the ease may be, and its respective Subsidiaries taken as a whole; provided, however, that a Material Adverse Effect will not include with respect to either Buffalo or Sargold, any such change, effect, event or occurrence directly or indirectly arising out of or attributable to:

(a)

any decrease in the market price of Buffalo Shares in the case of Buffalo or of Sargold Shares in the case of Sargold; or

(b)

any decrease in the price of gold.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

“Meeting Date” means the date on which the Sargold Meeting is held.

“Minority Shareholders” means the holders of Sargold Shares whose votes may be included in the determination of minority approval of the Arrangement in accordance with OSC Rule 61-501.

“OSC Rule 61-501” means Rule 61-501 - Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions, as amended, of the Ontario Securities Commission.

“Misrepresentation” has the meaning given to such term in the BCSA.

“person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Personal Information” means information about an individual transferred to Buffalo by Sargold as a condition of the Arrangement, other than an individual’s name, position name or title, business telephone number, business address, business email and business fax number.

“Plan of Arrangement” means the plan of arrangement on substantially the terms and conditions set forth in Schedule A hereto, with such revisions and amendments thereto as are adopted or approved pursuant to the terms of this Agreement.

“Release” means discharge. spray, inject, inoculate, abandon, deposit, spill, leak, seep, migrate, pour, emit, empty, throw, dump, place or exhaust, and when used as a noun has a similar meaning.

“Representatives” means the officers, directors, employees, agents and advisors (including financial advisors, counsel and accountants) and other authorized representatives of Sargold or Buffalo, as the case may be.

“Required Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse. without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, or self-regulatory organizations (including the TSXV) required to be obtained under applicable Laws to complete the Arrangement including those set out in Schedule C attached hereto.

“Response Period” means a period of five Business Days from the date on which Buffalo, pursuant to Section 5.4(f), received from Sargold both a copy of a Superior Proposal together with written notice from Sargold that the board of directors of Sargold determined, subject only to compliance with Article 5 hereof, to accept, approve recommend or enter into a binding agreement to proceed with the Superior Proposal.

“Sargold” has the meaning ascribed thereto in the Preamble.

“Sargold Disclosure Letter” means that certain letter of disclosure dated as of the date of this Agreement and signed by an authorized officer of Sargold and delivered by Sargold to Buffalo on or prior to the date of this Agreement.

“Sargold Documents” has the meaning ascribed thereto in Section 3.7(a).

“Sargold Meeting” means the special meeting of Sargold Shareholders, including any adjournment, adjournments, postponement or postponements thereof, to be called and held to consider the Arrangement Resolution.

“Sargold Options” means the Sargold Share purchase options granted under the Sargold Share Option Plan.

“Sargold Optionholders” means the holders of Sargold Options.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

“Sargold Permits” those material franchises, grants, authorizations, licenses, permits, easements, variances. exemptions, consents, certificates, approvals and orders, which are necessary to own, lease and operate the Sargold Properties and to lawfully carry on the respective businesses of Sargold and its Subsidiaries as they are now being conducted.

“Sargold Plans” means any employee benefit, health, welfare, supplemental unemployment benefit, bonus, incentive, pension, profit sharing, deferred compensation, stock compensation, stock purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices, whether written or oral, which Sargold or any of its Subsidiaries sponsor, contribute or maintain.

“Sargold Properties” means all properties and assets of Sargold and its Subsidiaries, real and personal, immovable and movable, tangible and intangible, including leasehold interests.

“Sargold Securities” means the Sargold Shares, Sargold Options and Sargold Warrants.

“Sargold Securityholders” means holders of Sargold Securities.

“Sargold Shareholders” means the holders of Sargold Shares.

“Sargold Shares” means common shares in the capital of Sargold.

“Sargold Share Option Plan” means Sargold’s Share Option Plan as of August 31, 2007.

“Sargold SRA Reports” means all forms, reports, schedules, statements, news releases and other documents required to be filed by Sargold with Canadian securities regulatory authorities.

“Sargold Warrantholders” means the holders of Sargold Warrants.

“Sargold Warrants” means the issued and outstanding warrants entitling the holders thereof to purchase common shares in the capital of Sargold.

“SEC” means the United States Securities and Exchange Commission.

“Subco” has the meaning attributed to that term in the Preamble.

“Subsidiary” has the meaning attributed to that term in the CBCA and in respect of Sargold, means those corporations set out in Schedule D and in respect of Buffalo, means those corporations set out in Schedule E.

“Superior Proposal” means a bona fide, written Acquisition Proposal received after the date hereof that:

(a)

did not result from a breach of any agreement between the person making such Acquisition Proposal and Sargold or any of its Subsidiaries, or a breach by Sargold under Section 5.4 hereof;

(b)

involves substantially all of the outstanding equity of Sargold or substantially all of the consolidated assets of Sargold; and

(c)

in respect of which the board of directors of Sargold determines in its good faith judgement, after consultation with its financial advisors and its outside legal counsel (which outside legal counsel shall have advised the board of directors of Sargold that failing to take any such action would be inconsistent with the performance of its duties under applicable Law) that there is a reasonable likelihood that any required financing will be obtained and that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction that:

(i)

is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(ii)

is more favourable to Sargold Securityholders than the Arrangement, taking into account any approval requirements and all other financial, legal, regulatory and other aspects of such Acquisition Proposal.

“Tax” and “Taxes” means, with respect to any person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, pension plan premiums for government administered pension plans, excise, severance, social security premiums, workers’ compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing.

“Tax Returns” includes all returns, reports, declarations, designations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared. filed or required to be made, prepared or filed with any Governmental Entity in respect of Taxes.

“Termination Date” means November 30, 2007.

“Termination Fee” means a fee equal to $1,000,000.

“TSXV” means the TSX Venture Exchange.

1.2

Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof.  Unless otherwise indicated all references to an “Article” or “Section” followed by a number or a letter refer to the specified Article or Section of this Agreement. The terms “this Agreement,” “hereof,” “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof.

1.3

Rules of Construction

Unless otherwise specifically indicated or the context otherwise requires:

(a)

all references to “dollars” or “$” mean Canadian dollars,

(b)

words importing the singular will include the plural and vice versa and words importing any gender will include all genders, and

(c)

“include,” “includes” and “including” will be deemed to be followed by the words “without limitation.”

1.4

Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action will be requited to be taken on the next succeeding day that is a Business Day.

1.5

Schedules

The following Schedules are attached to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule A - Plan of Arrangement

Schedule B - Form of Arrangement Resolution

Schedule C - Required Regulatory Approvals

Schedule D - Sargold Subsidiaries

Schedule E - Buffalo Subsidiaries

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

ARTICLE 2
THE ARRANGEMENT

2.1

Arrangement

The parties agree to effect the Arrangement pursuant to the provisions of section 192 of the CBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement. As soon as practicable, but in any event not later than September 13, 2007, or such later date as the parties may agree, Subco and Sargold will apply to the Court pursuant to subsection 192(3) of the CBCA for an Interim Order providing for, among other things, the calling and holding of the Sargold Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement. If the Arrangement is approved at the Sargold Meeting in accordance with the Interim Order, Subco and Sargold will take, as soon as reasonably possible, the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct approving the Arrangement subject to the satisfaction, waiver or release of the conditions set forth in Article 6. If the Final Order is obtained, subject to the satisfaction, waiver or release of the conditions set forth in Article 6, Subco and Sargold will file the Final Order, together with all supporting documents, for acceptance by the Director to give effect to the Arrangement pursuant to section 192 of the CBCA.

2.2

Effective Date

The Arrangement shall become effective at the commencement of the day on the Effective Date.

2.3

Filing of Final Order

Subject to compliance with the provisions of this Agreement, the parties shall coordinate the filing with the Director of the Final Order, and all other required documentation, on a timely basis prior to October 31, 2007 in order that the Effective Date as determined by subsection 262(3) of the CBCA is on a date specified by Subco and Sargold, which date will be on or before October 31, 2007.

2.4

Sargold Circular

As promptly as reasonably practicable following the Initial Order Sargold will prepare and distribute to the Sargold Shareholders the Circular together with any other documents required by the Interim Order, the CBCA, the BCSA or other applicable Laws in connection with the approval of the Arrangement Resolution, by the Sargold Shareholders at the Sargold Meeting. Sargold will give Buffalo timely opportunity to review and comment on all such documentation and all such documentation will be reasonably satisfactory to Buffalo before it is filed or distributed to Sargold Shareholders, incorporating therein all reasonable comments made by Buffalo and its counsel. If Buffalo has advised Sargold in writing of matters required pursuant to Section 5.2(b)(ii) prior to the Sargold Meeting, Sargold will disclose such matters in the Circular (including by amendment or supplement to the Circular if the Circular has been previously filed or distributed) and such disclosure will be reasonably satisfactory to Buffalo before it is filed or distributed to Sargold Shareholders.

2.5

Sargold Meeting

Sargold will lawfully convene and hold the Sargold Meeting in accordance with the Interim Order for the purpose of considering the Arrangement Resolution (and for no other purposed unless agreed to by Buffalo, acting reasonably) as soon as reasonably practicable following the Interim Order, and in any event, on or before October 31, 2007, subject to adjournments or postponements pursuant to Section [5.5(h)].

2.6

Securities Compliance

Buffalo and Subco will take all steps as may be commercially reasonably required to cause those Buffalo Securities issued under the Plan of Arrangement to be issued pursuant to an exemption from the prospectus and registration requirements of applicable Canadian securities Laws and in a transaction exempt from registration under the 1933 Act pursuant to Section 3(a)(10) of the 1933 Act.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

2.7

Preparation of Filings

(a)

Buffalo, Subco and Sargold will cooperate in:

(i)

The preparation of any application for any orders, including the Interim Order and Final Order, and the preparation of any required registration statements and any other documents reasonably deemed by Buffalo or Sargold to be necessary to discharge their respective obligations under United States and Canadian federal, provincial, territorial or state securities Laws in connection with the Arrangement and the other transactions contemplated hereby;

(ii)

The taking of all such action as may be required under any applicable United States and Canadian federal, provincial, territorial or state securities Laws (including “blue sky laws”) in connection with the issuance of the Buffalo Securities under the Arrangement; provided, however, that neither Buffalo nor Sargold will be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the issuance of the Buffalo Securities; and

(iii)

The taking of all such action as may be required under the CBCA in connection with the Arrangement and other transactions contemplated by this Agreement.

(b)

Each of Buffalo and Sargold will promptly furnish to the other all information concerning it and its affiliates and securityholders as may be required to undertake the actions described in Sections 2.1 through 2.6 and the foregoing provisions of this Section 2.7, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its Securityholders, is applicable) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any Misrepresentation.

(c)

Each of Buffalo and Sargold will promptly notify the other if at any time before or after the Effective Time it becomes aware that the Circular contains any Misrepresentation, or that otherwise requires an amendment or supplement to the Circular. In any such event, Buffalo and Sargold will cooperate in the preparation of any required supplement or amendment to the Circular or such other document, as the case may be, and, if required by applicable Law, will cause the same to be distributed to the Sargold Shareholders or filed with the applicable securities regulatory authorities.

(d)

Sargold will ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any misrepresentation (other than with respect to any information relating to and provided by Buffalo). Buffalo will ensure that the Circular complies with all applicable Laws with respect to any information relating to Buffalo and required to be included in the Circular and, without limiting the generality of the foregoing, that the Circular does not contain any Misrepresentation relating to such information. Without limiting the generality of the foregoing, Sargold and Buffalo will ensure that the Circular complies with National Instrument 51-102 Continuous Disclosure Obligations and Form 51-1 02F5 thereunder adopted by the Canadian Securities Administrators and provides Sargold Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Sargold Meeting.

(e)

Sargold will (with Buffalo and Buffalo’s counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 Communications With Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators in relation to the Sargold Meeting and, without limiting the generality of the foregoing, will, in consultation with Buffalo, use all reasonable efforts to benefit from the accelerated timing contemplated by such policy.

2.8

Solicitation of Proxies

Sargold agrees that Buffalo may at any time, directly or through a soliciting dealer, actively solicit proxies in favour of the Arrangement Resolution, subject to Buffalo complying with any Laws applicable to the solicitation of proxies.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SARGOLD

Sargold hereby represents and Warrants to Buffalo and Subco as follows, in each case except as set forth in the Sargold Disclosure Letter (each of which exceptions will specifically identify the relevant section hereof to which it relates):

3.1

Organization and Standing

(a)

Sargold and each of its Subsidiaries has been duly organized or formed and is validly existing and, to the extent such concept is legally recognized, in good standing under the Laws of its jurisdiction of incorporation, organization or formation, as the case may be, with full corporate or legal power and authority to own, lease and operate the Sargold Properties and to conduct its businesses as currently owned and conducted.

(b)

Sargold and each of its Subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of the Sargold Properties requires it to so qualify.

(c)

Except as set out in section 3.l(c) of the Sargold Disclosure Letter, neither Sargold nor any of its Subsidiaries is subject to any obligation or a series of related obligations to provide funds to or make any investment in (in the form of a loan, capital contribution or otherwise) any person other than Sargold or a wholly owned Subsidiary of Sargold.

(d)

Sargold is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Ontario and Quebec, and is not in default in any material respects of any requirements of the applicable securities Laws of such provinces.

(e)

No order (or the equivalent) ceasing or suspending the trading of its securities or prohibiting the sale of securities by Sargold has been issued and is in force as of the date hereof and, to the knowledge of Sargold, no proceedings for this purpose have been instituted or are pending, contemplated or threatened

(f)

Sargold has heretofore made available to Buffalo complete and correct copies of its constating documents as well as the constating documents of each of its Subsidiaries, in each case as in effect on the date of this Agreement.

(g)

Except for its interest in its Subsidiaries, Sargold does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person which is material to Sargold.

3.2

Capitalization

(a)

The authorized capital of Sargold consists of an unlimited number of Sargold Shares and as of the date of this Agreement 77,564,772 Sargold Shares are issued and outstanding. As of the date of this Agreement, there are outstanding 5,735,655 Sargold Options entitling Sargold Optionholders to purchase up to 5,735,655 Sargold Shares and 22,625,000 Sargold Warrants entitling Sargold Warrantholders to purchase up to 22,625,000 Sargold Shares. The exercise price and expiry date of the Sargold Options and Sargold Warrants are as set out in section 3.2(a) of the Sargold Disclosure Letter.

(b)

All of the Sargold Shares have been duly authorized and are validly issued and fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding upon Sargold and were issued in compliance with the CBCA, all applicable securities Laws and the constating documents of Sargold.

(c)

All of the outstanding shares and other ownership interests of the Subsidiaries of Sargold which are held, directly or indirectly, by Sargold have been duly authorized and are validly issued, fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights and all such shares and other ownership interests are owned directly or indirectly by Sargold, free and clear of all Liens, except for restrictions on transfers contained in the constating documents of such entities.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(d)

Except as described in Section 3.2(a) above and as set out in the Sargold Disclosure Letter, as of the date of this Agreement, there are no outstanding options, warrants, subscriptions, puts, calls or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Sargold or any of its Subsidiaries to offer, issue, sell, redeem, repurchase, otherwise acquire or transfer, pledge or encumber any capital stock of Sargold or any of its Subsidiaries, nor are there outstanding any securities or obligations of any kind of Sargold or any of its Subsidiaries which are convertible into or exercisable or exchangeable for any capital stock of Sargold, any of its Subsidiaries or any other person and neither Sargold nor any of its Subsidiaries has any obligation of any kind to issue any additional securities or to pay for or repurchase any securities. There are not outstanding as of the date of this Agreement any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Sargold or any of its Subsidiaries. As of the date of this Agreement there are no outstanding bonds, debentures or other evidences of indebtedness of Sargold or any of its Subsidiaries having the right to vote (or that are exchangeable or convertible for or exercisable into securities having the right to vote) with the holders of the Sargold Shares on any matter. As of the date of this Agreement, there are no stockholder agreements, proxies, voting trusts, rights to require registration tinder securities Laws or other arrangements or commitments to which Sargold or any of its Subsidiaries is a party or bound with respect to the voting, disposition or registration of any outstanding securities of Sargold or any of its Subsidiaries.

(e)

Since June 30, 2007, except for issuances of Sargold Shares pursuant to the exercise of Sargold Options and Sargold Warrants there have been no Sargold Shares or other capital stock, voting securities or securities convertible or exchangeable therefor issued or purchased for cancellation.

3.3

Authority and No Conflicts

(a)

Sargold has all requisite corporate power and authority to execute and deliver this Agreement and the other documents related to the transactions contemplated hereunder and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby, subject to the approval of the Arrangement by the Sargold Shareholders.

(b)

The execution and delivery of this Agreement and the other documents related to the transactions contemplated hereunder by Sargold and the consummation by Sargold of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Sargold are necessary to authorize this Agreement and the other documents related to the transactions contemplated hereunder or to consummate the transactions contemplated hereby or thereby other than approval of the Arrangement by the Sargold Shareholders and the approval of the Circular by the Sargold board of directors.

(c)

Each of this Agreement and the other documents related to the transactions contemplated hereunder has been or will be duly and validly executed and delivered by Sargold and constitutes or will constitute a legal, valid and binding obligation of Sargold, enforceable against Sargold in accordance with its terms, except as the same may be limited by bankruptcy, insolvency and other applicable Laws affecting creditors rights generally, and by general principles of equity.

(d)

The board of directors of Sargold at a meeting duly called and held has determined by the affirmative vote of a majority of the directors voting on the matter:

(i)

that the Arrangement and the transactions contemplated in this Agreement are fair to the Sargold Shareholders from a financial point of view and are in the best interests of Sargold;

(ii)

to recommend that the Sargold Shareholders vote in favour of the Arrangement Resolution; and

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(iii)

authorizing any director or officer of Sargold, acting alone, to execute and deliver all documents and do any and all other things required hereunder or necessary or desirable to give effect to the Arrangement and the transactions contemplated by this Agreement.

(e)

Neither the execution and delivery of this Agreement and all other documents related to the transactions contemplated hereunder by Sargold nor the performance by it of its obligations hereunder and thereunder and the completion of the transactions contemplated hereby, will:

(i)

conflict with, or violate any provision of, the constating documents of Sargold or any of its Subsidiaries;

(ii)

subject to receipt of the Required Regulatory Approvals and the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 3.4 being made or obtained, violate or breach any Laws applicable to Sargold or any of its Subsidiaries;

(iii)

subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 3.4 being made or obtained, violate or conflict with or result in the breach of or constitute a default (or an event that with the giving of notice, the passage of time, or both would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or both) to terminate, accelerate, modify, suspend or call any obligations or rights under any credit agreement, note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, franchise, permit, concession, easement or other instrument to which Sargold or any of its Subsidiaries is a party or by which Sargold or any of its Subsidiaries or their property is bound or subject; or

(iv)

result in the imposition of any encumbrance, charge or Lien upon or require the sale or give any person the right to acquire any of the Sargold Properties or restrict, hinder, impair or limit the ability of Sargold, or any of its Subsidiaries to carry on their respective businesses as and where they are now being carried on.

3.4

Consent and Approvals

Other than:

(a)

the approval of the Arrangement Resolution by the Sargold Shareholders;

(b)

the approval of the Circular by the Sargold board of directors;

(c)

any filings required under the CBCA, the BCSA and applicable securities Laws; and

(d)

the Required Regulatory Approvals required to be obtained by Sargold;

there are no material consents, approvals, licenses, permits, orders or authorizations of, or registrations, declarations or filings with, or permits from, any third party or Governmental Entity required to be obtained or made by or with respect to Sargold or any of its Subsidiaries in connection with the execution, performance and delivery of this Agreement or any other documents related to the transactions contemplated hereunder by Sargold, the performance of its obligations hereunder or the consummation by Sargold of the transactions contemplated hereby.

3.5

No Defaults

Except as set out in Section 3.5 of the Sargold Disclosure Letter, none of Sargold or any of its Subsidiaries or any other party thereto, is in default under or violation of, and there has been no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or violation of, any term, condition or provision of, or permit the termination of:

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(a)

their respective constating documents; or

(b)

any credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, franchise, permit, concession, easement or other instrument to which Sargold or any of its Subsidiaries is a party or by which Sargold or any of its Subsidiaries or any of its or their property is bound or subject.

3.6

Absence of Certain Changes or Events

Since December 31, 2006, except as disclosed in the Sargold SRA Reports, Sargold and its Subsidiaries have conducted their respective businesses only in the ordinary course in a manner consistent with past practice and there has been no Material Adverse Effect with respect to Sargold, or any event, occurrence or development which:

(a)

would be reasonably expected to have a Material Adverse Effect on Sargold;

(b)

materially and adversely affects the ability of Sargold to consummate the transactions contemplated hereby; or

(c)

would restrict, hinder, impair or limit the ability of Sargold, or any of its Subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on.

3.7

Reports and Financial Statements

(a)

Sargold and its Subsidiaries have filed all Sargold SRA Reports and all material forms, reports, schedules, statements and other documents required to be filed with:

(i)

any other applicable federal, state, provincial or territorial securities authority, and

(ii)

any other Governmental Entity,

(collectively, the “Sargold Documents”).

(b)

Each Sargold Document at the time filed:

(i)

did not contain any Misrepresentation; and

(ii)

complied in all material respects with the requirements of applicable Laws.

(c)

Sargold has not filed any confidential material change report with any Canadian securities authority or regulator or any stock exchange that at the date of this Agreement remains confidential.

(d)

Except as set, out in Section 3.7(d) of the Sargold Disclosure Letter, the consolidated financial statements (including, in each case, any related notes thereto) contained in any Sargold SRA Reports:

(i)

have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved (subject, in the case of unaudited financial statements, to the absence of notes);

(ii)

complied in all material respects with the requirements of applicable securities Laws,

(iii)

have been prepared in accordance with the books and records of Sargold;

(iv)

contain and reflect all necessary adjustments for fair presentation of the results of operations and the financial condition of the business of Sargold for the periods covered thereby,

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(v)

contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Sargold, and

(vi)

fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of Sargold and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of unaudited financial statements, to normal, recurring audit adjustments none of which will be material, individually or in the aggregate.

(e)

From December 31, 2006 to the date of this Agreement, there has been no change by Sargold or its Subsidiaries in their accounting policies, methods, practices or principles, except as described in the notes thereto with respect to periods ended prior to the date of this Agreement.

3.8

Contracts

Sargold has made available to Buffalo true and complete copies of all contracts that are material to the business or operations of Sargold and its Subsidiaries, all of which contracts are valid and binding obligations of Sargold or such Subsidiaries that are parties thereto and, to the knowledge of Sargold, are valid and binding obligations of each other party thereto.

3.9

Litigation

Except as set out in Section 3.9 of the Sargold Disclosure Letter:

(a)

to the knowledge of Sargold, there are no claims, actions, proceedings or investigations pending against Sargold or any of its Subsidiaries or threatened against Sargold or any of its Subsidiaries before any Governmental Entity (and Sargold and its Subsidiaries have no knowledge of any facts that are likely to give rise to any such claim, action, proceeding or investigation); and

(b)

neither Sargold nor any of its Subsidiaries, nor the Sargold Properties, is subject to any outstanding judgment, order, writ, injunction or decree.

3.10

Environmental

Except as disclosed in the Sargold SRA Reports:

(a)

Sargold and its Subsidiaries are in substantial compliance with all applicable Environmental Laws.

(b)

In connection with Environmental Activities, there is no material notice of infraction, action, suit or proceeding or, to the knowledge of Sargold, pending or threatened against, or in any other manner relating adversely to, Sargold or its Subsidiaries, or the Sargold Properties, in any court or before any arbitrator of any kind or before or by any Governmental Entity.

(c)

Sargold and its Subsidiaries have not and are not, and to the knowledge of Sargold no past or present lessee, owner, occupant, or licensee or other Person has or is, engaged in any Environmental Activity at, upon, under, over, within or with respect to the real property owned or used by Sargold or any of its Subsidiaries in material violation of any applicable Environmental Law which would lead to the imposition of a material liability on, or a remediation order against, Sargold or a Subsidiary of Sargold .

(d)

No activities or operations of Sargold or its Subsidiaries are or have been subject to any judicial, administrative or other proceedings alleging a material violation of any applicable Environmental Law.

(e)

No activities or operations of Sargold or its Subsidiaries in respect of real property owned or used by Sargold or its Subsidiaries are the subject of a written notice from or, to the knowledge of Sargold, any investigation by any Governmental Entity requiring material remedial action to respond to a Release of any Contaminant.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(f)

Neither Sargold nor its Subsidiaries have been or is involved in any operations or Environmental Activity in violation of any applicable Environmental Law which activities would lead to the imposition of material liability on, or a remediation order against, Sargold or its Subsidiaries.

(g)

Neither Sargold nor its Subsidiaries have filed any written notice or report of a Release of a Contaminant with any Governmental Entity in respect of the real property owned or used by Sargold or its Subsidiaries or any part thereof.

(h)

No order, instruction or direction of any Governmental Entity has been issued which required Sargold or its Subsidiaries to carry out any material environmental remediation of the real property owned or used by Sargold under any applicable Environmental Law.

3.11

Tax Matters

Except as set out in Section 3.11 of the Sargold Disclosure Letter:

(a)

Sargold and its Subsidiaries have filed, or caused to be flied, on a timely basis, all Tax Returns required to be filed by them with the appropriate Governmental Entity (all of which Tax Returns were correct and complete in all material respects) have paid, or caused to be paid, in a timely fashion, to the appropriate Governmental Entity, Taxes shown to be due and payable thereon, and have satisfied in full in all, material respects all withholding, instalment, deposit and remittance requirements imposed on or with respect to Taxes of Sargold and its Subsidiaries;

(b)

Sargold’s most recently published financial statements contain an adequate provision in accordance with Canadian generally accepted accounting principles for all Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns.

Sargold and its Subsidiaries have made adequate provision in accordance with Canadian generally accepted accounting principles in their books and records for any amount of Taxes accruing in respect of any accounting period of Sargold or its Subsidiaries ending subsequent to the period covered by the most recent published consolidated financial statements of Sargold;

(c)

neither Sargold nor its Subsidiaries has received any written notification that any issue involving an amount of Taxes of Sargold or any of its Subsidiaries has been raised by (and is currently pending with) a Governmental Entity, in connection with any Tax Return filed or required to be flied, and no waivers of statutes of limitations or objections to any assessments or reassessments involving an amount of Taxes of Sargold or its Subsidiaries have been given, filed or requested with respect to Sargold or its Subsidiaries;

(d)

Sargold and its Subsidiaries have received assessments from the appropriate Governmental Entity for all Taxes shown on the Tax Returns in respect of all periods ending prior to December 31, 2006. Neither Sargold nor its Subsidiaries has received any notice from any Governmental Entity to the effect that any Tax Return is being examined, and Sargold has no knowledge of any Tax audit or issue for any period ending prior to December 31, 2006. There are no proposals to assess or reassess additional Taxes, nor are there any assessments or reassessments of additional Taxes, of Sargold or its Subsidiaries for any period ending prior to December 31, 2006; and

(e)

there are no Tax Liens on any assets of Sargold or its Subsidiaries. Neither Sargold nor any of its Subsidiaries:

(i)

has received a refund of any Taxes to which it was not entitled, or

(ii)

is a party to any Tax sharing or other similar agreement or arrangement or any Tax indemnification agreement of any nature with any other person (other than in agreements with Sargold or any of its Subsidiaries) pursuant to which Sargold or any of its Subsidiaries has or could have any material liabilities in respect of Taxes.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

3.12

Employment Matters

Except as set forth in Section 3.12 of the Sargold Disclosure Letter

(a)

neither Sargold nor any of its Subsidiaries is a party to:

(i)

any written policy, agreement, obligation. understanding or undertaking providing for severance or termination payments to, or any employment agreement with, any former or current director, officer or employee; or

(ii)

any oral policy, agreement, obligation, understanding or undertaking providing an entitlement to any former director, officer or employee to severance or termination payments, except such payments as may be required under statute or common law;

(b)

neither Sargold nor any of its Subsidiaries is a party to any consulting contract, written or oral, providing for compensation of any individual or entity in excess of 325,000 per calendar year;

(c)

neither Sargold nor any of its Subsidiaries has agreed to recognise any union or other collective bargaining representative, nor has any union or other collective bargaining representative been certified as the exclusive bargaining representative of any of Sargold’s or any of its Subsidiaries’ employees. To the knowledge of Sargold, no union organizational campaign or representation petitions are currently pending with respect to any of the employees of Sargold or any of its Subsidiaries;

(d)

all employees and former employees of Sargold and its Subsidiaries have been, or will have been on or before the Effective Date, paid or amounts in respect thereof will have been accrued for wages, salaries, commissions, bonuses, vacation pay, severance and termination pay, sick pay, and other compensation for all services performed by them or that was accrued by them up to the Effective Date, in accordance with the obligations of Sargold and its Subsidiaries under any employment or labour practices and policies except for, in the case of severance and termination pay, statutory and common law requirements for payment in lieu of reasonable notice of termination;

(e)

there are no current, pending or, to the knowledge of Sargold, threatened proceedings before any board, tribunal, arbitrator or Governmental Entities or claims with respect to employment and labour Laws, including, but not limited to, employment and labour standards, unfair labour practices, employment discrimination, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations. Sargold and its Subsidiaries are not subject to any settlement agreement, conciliation agreement, letter of commitment, deficiency letter or consent decree with any present or former employee or applicant for employment, labour union or other employee representative, or any Government Entity or arbitrator relating to claims of unfair labour practices, employment discrimination, or other claims with respect to employment and labour practices and policies that would have a Material Adverse Effect on Sargold and no Government Entity or arbitrator has issued a judgment, order, decree, injunction, decision, award or finding with respect to the employment and labour practices or policies of Sargold or its Subsidiaries which currently has or would be reasonably expected to have a Material Adverse Effect on Sargold. There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due and owing pursuant to any workplace safety and insurance legislation by Sargold or any of its Subsidiaries and they have not been reassessed in any material respect under such legislation during the past three years and, to the knowledge of Sargold, no audit is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims or, to the knowledge of Sargold, potential claims which may materially and adversely affect accident cost experience;

(f)

none of Sargold or any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or, to the knowledge of Sargold, pending or threatened, or any litigation, actual or, to the knowledge of Sargold, pending or threatened, relating to employment or termination of employment of employees or independent contractors;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(g)

Sargold and its Subsidiaries have conducted their business in accordance with all applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations; and

(h)

all accruals for premiums and assessments for unemployment insurance, health premiums, Canada Pension Plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of Sargold and its Subsidiaries.

3.13

Pension and Employee Benefits

Sargold has made available to Buffalo true and correct copies of all Sargold Plans and:

(a)

all of the Sargold Plans are and have been established, registered, qualified, invested and administered, in all material respects, in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between Sargold or a Subsidiary of Sargold, as the case may be, and their respective employees. No fact or circumstance exists that could adversely affect the existing tax status of a Sargold Plan;

(b)

no commitments to improve or otherwise materially amend any Sargold Plan have been made except as required by applicable Laws;

(c)

no insurance policy or any other contract or agreement affecting any Sargold Plan requires or permits a retroactive increase in premiums or payments due thereunder; and

(d)

except as set out in Section 3.13(e) of the Sargold Disclosure Letter, no employment, severance or termination agreement, other compensation arrangement or Sargold Plan provides for:

(e)

payment of a benefit,

(i)

the increase of a benefit amount;

(ii)

the acceleration of contributions or funding;

(iii)

the payment of a contingent benefit;

(iv)

the acceleration of a payment;

(v)

vesting of a benefit by reason of the execution of this Agreement; or

(vi)

the consummation of the transactions contemplated by the Arrangement or this Agreement,

whether or not some other subsequent action or event would be required to cause such payment, increase, acceleration, or vesting to be triggered.

3.14

Compliance with Laws and Permits

(a)

Sargold and its Subsidiaries are in compliance, and at all times have complied, with all applicable Laws except where such non-compliance was not and is not material to Sargold and its Subsidiaries or their respective operations.  To the knowledge of Sargold, no investigation or review by any Governmental Entity with respect to Sargold or any of its Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(b)

Sargold has made available to Buffalo true and complete copies of all Sargold Permits.

(c)

To the knowledge of Sargold, there is no action, proceeding, review or investigation pending or threatened regarding any of the Sargold Permits. None of Sargold nor any of its Subsidiaries is in conflict with, or in material default or violation of any of the Sargold Permits.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

3.15

Intellectual Property

(a)

Sargold and its Subsidiaries, directly or indirectly, own, license or otherwise have legally enforceable rights to use, or can acquire on reasonable terms and without material expense, all Intellectual Property Rights.

(b)

In the case of Intellectual Property Rights owned by Sargold or one of its Subsidiaries, either Sargold or one of its Subsidiaries owns such Intellectual Property Rights free and clear of any material Liens, charges or encumbrances. Sargold or one of its Subsidiaries has an adequate right to the use of the Intellectual Property Rights or the material covered thereby in connection with the services or products in respect of which such Intellectual Property Rights are being used.

(c)

Sargold has not received any written notice or claim, nor has it received any other information, challenging the ownership by Sargold or any of its Subsidiaries or the validity of any of the Intellectual Property Rights.

(d)

Sargold has not received any written notice or claim, nor has it received any other  information, stating that the business of Sargold as presently conducted infringes or will infringe on any copyright, patent, trade mark, service mark or trade secret of a third party.

(e)

Sargold has not received any written notice or claim, nor has it received any other information, stating that the use by Sargold or any of its Subsidiaries of the Intellectual Property Rights infringes on any other person’s trademarks, service marks, trade names, trade secrets, copyrights, patents, technology or know-how and applications.

(f)

To the knowledge of Sargold, there is no material unauthorized use, infringement or misappropriation of any of the Intellectual Property Rights by any third party, including any employee or former employee of Sargold or any of its Subsidiaries.

(g)

No intellectual Property Right is subject to any known outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by Sargold or any of its Subsidiaries.

3.16

Insurance

Sargold has made available to Buffalo true and complete copies of all insurance policies held by Sargold and its Subsidiaries, all of which are in all material respects in full force and effect in accordance with their terms, no notice of cancellation or termination has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both would constitute a default thereunder. Sargold has not received notice of any fact, condition or circumstance which might reasonably form the basis of any material claim against Sargold or any of its Subsidiaries which is not fully covered by insurance (subject to standard deductibles) maintained by it.

3.17

Property

(a)

Section 3.17(a) of the Sargold Disclosure Letter sets forth as of the date of this Agreement, a true and complete list of all of the Sargold Properties.

(b)

Sargold and each of its Subsidiaries as the case may be, has legal and beneficial, good and marketable title to all of the Sargold Properties sufficient to carry on their respective business as currently conducted including all the properties and assets reflected in the balance sheets forming part of the financial statements contained in the Sargold SRA Reports, except as indicated in the notes thereto, together with all additions thereto and less all dispositions thereof in the ordinary course of its business and the Sargold Properties are held free and clear of all Liens that would have a Material Adverse Effect.

(c)

The businesses of Sargold and each of its Subsidiaries have been and are being operated in a manner that does not violate the terms of any Easements.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(d)

All Easements are valid and enforceable, except as the enforceability thereof may be affected by bankruptcy, insolvency or other Laws of general applicability affecting the rights of creditors generally or principles of equity, and grant the rights purported to be granted thereby and all rights necessary thereunder for the current operation of such businesses.

3.18

Brokerage and Finders’ Fees

Neither Sargold nor any of its Subsidiaries, nor any shareholder, director, officer or employee thereof, has incurred or will incur on behalf of Sargold, any brokerage, finders’ or similar fee in connection with the transactions contemplated hereby.

3.19

Books and Records

(a)

The books, records and accounts of Sargold and its Subsidiaries, in all material respects:

(i)

have been maintained in accordance with good business practices and on a basis consistent with prior years,

(ii)

are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Sargold and its Subsidiaries; and

(iii)

accurately and fairly reflect the basis for Sargold’s financial statements contained in the Sargold SRA Reports.

3.20

Fairness Opinion

Sargold has received the Fairness Opinion, which has not been withdrawn, reserved or modified in any material respect.

3.21

Business Opportunities

Section 3.20 of the Sargold Disclosure Letter describes all of the business opportunities for further mineral property exploration or development in Europe which have been identified and/or are being pursued by Sargold or any of its Subsidiaries to the date of this Agreement. Until the earlier of the Effective Date and the termination of this Agreement in accordance with Article 7 hereof, Buffalo will be entitled to take any and all actions including, without limitation, the commencement of appropriate legal proceedings, which it believes are necessary or desirable, to prevent any director, officer, employee, consultant or other person having business dealings with Sargold or any of its Subsidiaries from appropriating or attempting to appropriate such business opportunities for their own benefit in violation of any fiduciary, contractual or other obligations owed by any of such persons to Sargold or its Subsidiaries and, upon the request of Buffalo, Sargold will render its reasonable assistance to Buffalo to enable it to enforce its rights under this Section [3.23].

3.22

Additional United States Representations

 (a)

Sargold , taken as a whole, currently holds less than US$59.7 million of assets (on a fair market value basis) located in the United States, and had sales in or into the United States of less than US$59.7 million in its most recently completed fiscal year.

(b)

As of the date of this Agreement, no class of Sargold securities is registered or required to be registered pursuant to section 12 of the 1934 Act.

(c)

Sargold is a “foreign private issuer” within the meaning of Rule 405 under the 1933 Act.

(d)

The principal offices of Sargold are not located within the United States.

(e)

Sargold is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUFFALO

Buffalo and Subco each hereby jointly and severally represent and warrant to Sargold as follows, except as set forth in the Buffalo Disclosure Letter (each of which exceptions will specifically identify the relevant section hereof to which it relates):

4.1

Organization and Standing

 (a)

Buffalo and each of its Subsidiaries has been duly organized or formed and is validly existing and, to the extent such concept is legally recognized, in good standing under the Laws of its jurisdiction of incorporation, organization or formation, as the case may be, with full corporate or legal power and authority to own, lease and operate the Buffalo Properties and to conduct its businesses as currently owned and conducted.

(b)

Buffalo and each of its Subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of the Buffalo Properties requires it to so qualify.

(c)

Except as set out in section 4.1(c) of the Buffalo Disclosure Letter, neither Buffalo nor any of its Subsidiaries is subject to any obligation or a series of related obligations to provide funds to or make any investment in (in the form of a loan, capital contribution or otherwise) any person other than Buffalo or a wholly owned Subsidiary of Buffalo.

(d)

Buffalo is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan and Ontario and the Buffalo Shares are registered under section 12(b) of the 1934 Act, and Buffalo is not in default in any material respects of any requirements of the applicable securities Laws of Canada or the United States.

(e)

The Buffalo Shares are listed for trading on the TSXV and Buffalo is not in default in any material respects of any of the policies or listing requirements of the TSXV.

(f)

No order (or the equivalent) ceasing or suspending the trading of its securities or prohibiting the sale of securities by Buffalo has been issued or is in force as of the date hereof and. to the knowledge of Buffalo, no proceedings for this purpose have been instituted or are pending, contemplated or threatened.

(g)

Buffalo has heretofore made available to Sargold complete and correct copies of its constating documents as well as the constating documents of each of its Subsidiaries, in each case as in effect on the date of this Agreement.

4.2

Capitalization

(a)

The authorized capital of Buffalo consists of an unlimited number of Buffalo Shares, and as of the date of this Agreement 67,435,643 Buffalo Shares are issued and outstanding. As of the date of this Agreement, there are outstanding 3,423,500 Buffalo Options entitling the holders thereof to purchase up to 3,423,500 Buffalo Shares and 10,359,929 Buffalo Warrants entitling the holders thereof to purchase up to 10,359,929 Buffalo Shares.

(b)

All of the Buffalo Shares have been duly authorized and are validly issued and fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding upon Buffalo and were issued in compliance with the Business Corporations Act (Alberta), all applicable securities Laws and the constating documents of Buffalo.

(c)

All of the outstanding shares and other ownership interests of the Subsidiaries of Buffalo, which are held, directly or indirectly by Buffalo have been duly authorized and are validly issued, fully paid and non-assessable, were not issued in violation of pre-

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

emptive or similar rights and all such shares and other ownership interests are owned directly or indirectly by Buffalo, free and clear of all Liens, except for restrictions on transfers contained in the constating documents of such entities.

(d)

Except as described in Section 4.2(a) above and except pursuant to an agreement among Canon Investment Pty Ltd., Gold Finance & Exploration Pty Ltd., Gold FX Pty Ltd., Bondi Mining Limited and Buffalo with respect to the sale of all of the shares of Murphy Uranium Pty Ltd., as of the date of this Agreement, there are no outstanding options, warrants, subscriptions, puts, calls or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) Obligating Buffalo or any of its Subsidiaries to offer, issue, sell, redeem, repurchase, otherwise acquire or transfer, pledge or encumber any capital stock of Buffalo or any of its Subsidiaries, nor are there outstanding any securities or obligations of any kind of Buffalo or any of its Subsidiaries which are convertible into or exercisable or exchangeable for any capital stock of Buffalo, any of its Subsidiaries or any other person and neither Buffalo nor any of its Subsidiaries has any obligation of any kind to issue any additional securities or to pay for or repurchase any securities. There are not outstanding as of the date of this Agreement any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Buffalo or any of its Subsidiaries. As of the date of this Agreement there are no outstanding bonds, debentures or other evidences of indebtedness of Buffalo or any of its Subsidiaries having the right to vote (or that are exchangeable or convertible for or exercisable into securities having the right to vote) with the holders of the Buffalo Shares on any matter. As of the date of this Agreement, there are no stockholder agreements, proxies, voting trusts, rights to require registration under securities Laws or other arrangements or commitments to which Buffalo or any of its Subsidiaries is a party or bound with respect to the voting, disposition or registration of any outstanding securities of Buffalo or any of its Subsidiaries.

(e)

Since June 30, 2007, except for issuances of Buffalo Shares pursuant to the exercise of Buffalo Options and Buffalo Warrants there have been no Buffalo Shares or other capital stock, voting securities or securities convertible or exchangeable therefor issued or purchased for cancellation.

4.3

Authority and No Conflicts

(a)

Each of Buffalo and Subco has all requisite corporate power and authority to execute and deliver this Agreement and the other documents related to the transactions contemplated hereunder and to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby.

(b)

The execution and delivery of this Agreement and the other documents related to the transactions contemplated hereunder by Buffalo and Subco and the consummation by Buffalo and Subco  of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Buffalo or Subco are necessary to authorize this Agreement and the other documents related to the transactions contemplated hereunder or to consummate the transactions contemplated hereby or thereby.  No approval by the holders of Buffalo Shares of the transactions contemplated hereby is necessary to authorize the execution, delivery or performance of this Agreement or any of the other documents related to the transactions contemplated hereunder or the consummation of the transactions contemplated hereby and no such approval will be sought by Buffalo.

(c)

Each of this Agreement and the other documents related to the transactions contemplated hereunder has been or will be duly and validly executed and delivered by each of Buffalo and Subco and constitutes and will constitute legal, valid and binding obligations of Buffalo and Subco enforceable against each of them in accordance with its terms, except as the same may be limited by bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and by general principles of equity.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(d)

Neither the execution and delivery of this Agreement and all other documents related to the transactions contemplated hereunder by Buffalo or Subco nor the performance by Buffalo and Subco of its respective obligations hereunder and thereunder and the completion of the transactions contemplated hereby, will:

(i)

Conflict with, or violate any provision of, the constating documents of Buffalo or any of its Subsidiaries;

(ii)

Subject to receipt of the Required Regulatory Approvals and the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 4.4 being made or obtained, violate or breach any Laws applicable to Buffalo or any of its Subsidiaries;

(iii)

Subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 4.4being made or obtained, violate or conflict with or result in the breach of, or constitute a default (or an event that with the giving of notice, the passage of time, or both would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or both) to terminate, accelerate, modify, suspend or call any obligations or rights under any credit agreement, note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license. franchise, permit, concession, easement or other instrument to which Buffalo or any of its Subsidiaries is a party or by which Buffalo or any of its Subsidiaries or their property is hound or subject; or

(iv)

Result in the imposition of any encumbrance, charge or Lien upon or require the sale or give any person the right to acquire any of Buffalo’s assets or the assets of any of its Subsidiaries or restrict, hinder, impair or limit the ability of Buffalo, or any of its Subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on as disclosed by Buffalo to Sargold.

4.4

Consents and Approvals Other than:

 (a)

any required filings under the Business corporations Act (Alberta), CBCA, BCSA and applicable securities laws; and

(b)

the Required Regulatory Approvals required to be obtained by Buffalo and Subco, there are no consents, approvals, licenses, permits, orders or authorizations of, or registrations, declarations or filings with, or permits from, any third party or Governmental Entity required by or with respect to Buffalo or any of its Subsidiaries in connection with the execution, performance and delivery of this Agreement or any other documents related to the transactions contemplated hereunder by Buffalo and Subco, the performance of the obligations hereunder or the consummation by Buffalo and Subco of the transactions contemplated hereby.

4.5

No Defaults

None of Buffalo or any of its Subsidiaries or other party thereto, is in default under or violation of, and there has been no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or violation of, any term, condition or provision of, or permit the termination of:

(a)

their respective constating documents; or

(b)

any credit agreement, note, bond, mortgage. indenture, contract, agreement, lease, license, franchise, permit, concession, easement or other instrument to which Buffalo or any of its Subsidiaries is a party or by which Buffalo or any of its Subsidiaries or their property is bound or subject.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

4.6

Absence of Certain Changes or Events

Since December 31, 2006, except as disclosed in the Buffalo SRA Reports, Buffalo and its Subsidiaries have conducted their respective businesses only in the ordinary course in a manner consistent with past practice and there has been no Material Adverse Effect with respect to Buffalo or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Buffalo or which materially and adversely affects the ability of Buffalo to consummate the transactions contemplated hereby or to restrict, hinder, impair or limit the ability of Buffalo, or any of its Subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on as disclosed by Buffalo to Sargold.

4.7

Reports and Financial Statements

(a)

Except for the Business Acquisition Report for Buffalo’s acquisition of Gold FX which has yet to be filed, Buffalo and its Subsidiaries have filed all Buffalo SRA Reports and all material forms, reports, schedules, statements and other documents required to be filed with:

(i)

any other applicable federal, state, provincial or territorial securities authority, and

(ii)

any other Governmental Entity,

(collectively, the “Buffalo SRA Documents”).

(b)

Each Buffalo Document at the time filed did not contain any Misrepresentation and complied in all material respects with the requirements of applicable Laws. Buffalo has not filed any confidential material change report with any Canadian securities authority or regulator or similar document with the SEC or any stock exchange that at the date of this Agreement remains confidential.

(c)

The consolidated financial statements (including, in each case, any related notes thereto) contained in any Buffalo SRA Reports:

(i)

have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved (subject, in the case of unaudited financial statements, to the absence of notes);

(ii)

complied in all material respects with the requirements of applicable securities Laws;

(iii)

have been prepared in accordance with the books and records of Buffalo;

(iv)

contain and reflect all necessary adjustments for fair presentation of the results of operations and the financial condition of the business of Buffalo for the periods coveted thereby;

(v)

contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Buffalo; and

(vi)

fairly present. in all material respects, the consolidated financial position, results of operations and cash flows of Buffalo and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of unaudited financial statements, to normal, recurring audit adjustments none of which will be material, individually or in the aggregate.

(d)

From December 31, 2006 to the date of this Agreement, there has been no change by Buffalo or its Subsidiaries in their accounting policies, methods, practices or principles except as described in the notes thereto with respect to periods ending prior to the date of this Agreement.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

4.8

Contracts

Buffalo has made available to Sargold true and complete copies of all contracts that are material to the business or operations of Buffalo and its Subsidiaries, all of which contracts are valid and binding obligations of Buffalo or such Subsidiaries that axe parties thereto and, to the knowledge of Buffalo, are valid and binding obligations of each other party thereto.

4.9

Compliance with Laws and Permits

(a)

Buffalo and its Subsidiaries are in compliance, and at all times have complied, with all applicable Laws except where such non-compliance was not and is not material to Buffalo and its Subsidiaries or their respective operations. To the knowledge of Buffalo, no investigation or review by any Governmental Entity with respect to Buffalo or any of its Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same;

(b)

Buffalo has made available to Sargold true and complete copies of all Buffalo Permits.

(c)

To the knowledge of Buffalo, there is no action, proceeding, review or investigation pending or threatened regarding any of the Buffalo Permits. None of Buffalo nor any of its Subsidiaries is in conflict with, or in material default or violation of any of the Buffalo Permits.

4.10

Litigation

To the knowledge of Buffalo, there are no claims, actions, proceedings or investigations pending or threatened against Buffalo or any of its Subsidiaries before any Governmental Entity (and Buffalo and its Subsidiaries have no knowledge of any facts that are likely to give rise to any such claim, action, proceeding or investigation). Neither Buffalo nor any of its Subsidiaries, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree.

4.11

Brokerage and Finders’ Fees

Neither Buffalo nor any Subsidiary of Buffalo or any shareholder, director, officer or employee thereof, has incurred or will incur on behalf of Buffalo, any brokerage, finders’ or similar fee in connection with the transactions contemplated hereby.

4.12

Books and Records

(a)

The books, records and accounts of Buffalo and its Subsidiaries, in all material respects:

(i)

have been maintained in accordance with good business practices and on a basis consistent with prior years;

(ii)

are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Buffalo and its Subsidiaries; and

(iii)

accurately and fairly reflect the basis for Buffalo’s financial statements contained in the Buffalo SRA Reports.

4.13

Environmental

Buffalo and its Subsidiaries are:

(a)

in compliance with applicable Environmental Laws;

(b)

have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as presently conducted; and

(c)

have not received notice of any actual or potential liability under any Environmental Laws,except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Buffalo.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

4.14

Insurance

Buffalo has made available to Sargold true and complete copies of all insurance policies held by Buffalo and its Subsidiaries, all of which are in all material respects in full force and effect in accordance with their terms, no notice of cancellation or termination has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both would constitute a default thereunder. Buffalo has not received notice of any fact, condition or circumstance which might reasonably form the basis of any material claim against Buffalo or any of its Subsidiaries which is not fully covered by insurance (subject to standard deductibles) maintained by it.

4.15

Tax Matters

(a)

Buffalo and its Subsidiaries have filed, or caused to be filed, on a timely basis, all Tax Returns required to be filed by them with the appropriate Governmental Entity (all of which Tax Returns were correct and complete in all material respects), have paid, or caused to be paid, in a timely fashion, to the appropriate Governmental Entity, Taxes shown to be due and payable thereon, and have satisfied in full in all material respects all withholding, instalment, deposit and remittance requirements imposed on or with respect to Taxes of Buffalo and its Subsidiaries;

(b)

Buffalo’s most recently published financial statements contain an adequate provision in accordance with Canadian generally accepted accounting principles for all Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. Buffalo and its Subsidiaries have made adequate provision in accordance with Canadian generally accepted accounting principles in their books and records for any amount of Taxes accruing in respect of any accounting period of Buffalo or its Subsidiaries ending subsequent to the period covered by the most recent published consolidated financial statements of Buffalo;

(c)

neither Buffalo nor its Subsidiaries has received any written notification that any issue involving an amount of Taxes of Buffalo or any of its Subsidiaries has been raised by (and is currently pending with) a Governmental Entity, in connection with any Tax Return filed or required to be filed, and no waivers of statutes of limitations or objections to any assessments or reassessments involving an amount of Taxes of Buffalo or its Subsidiaries have been given, filed or requested with respect to Buffalo or its Subsidiaries;

(d)

Buffalo and its Subsidiaries have received assessments from the appropriate Governmental Entity for all Taxes shown on the Tax Returns in respect of all periods ending prior to December 31, 2006. Neither Buffalo nor its Subsidiaries has received any notice from any Governmental Entity to the effect that any Tax Return is being examined, and Buffalo has no knowledge of any Tax audit or issue for any period ending prior to December 31, 2006. There are no proposals to assess or reassess additional Taxes, nor are there any assessments or reassessments of additional Taxes, of Buffalo or its Subsidiaries for any period ending prior to December 31, 2006; and

(e)

there are no Tax Liens on any assets of Buffalo or its Subsidiaries. Neither Buffalo nor any of its Subsidiaries:

(i)

has received a refund of any Taxes to which it was not entitled, or

(ii)

is a party to any Tax sharing or other similar agreement or arrangement or any Tax indemnification agreement of any nature with any other person (other than in agreements with Buffalo or any of its Subsidiaries) pursuant to which Buffalo or any of its Subsidiaries has or could have any material liabilities in respect of Taxes.

4.16

Property

All material Buffalo Properties are in good standing, are valid and enforceable, are free and clear of any material Liens or charges, and no material royalty is payable in respect of any of them except as disclosed in the Buffalo SRA Reports.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

ARTICLE 5
COVENANTS AND AGREEMENTS

5.1

Covenants of Sargold

(a)

Sargold agrees as follows that from the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article 7, in each case except with the consent of Buffalo to any deviation therefrom, which consent will not be unreasonably withheld or delayed, or as expressly contemplated by this Agreement:

(i)

Sargold and each of its Subsidiaries will:

(A)

carry on its businesses in the usual and ordinary course consistent with past practices;

(B)

use commercially reasonable efforts to preserve intact its present business organizations and material rights and franchises to keep available the services of its current officers and employees, and to preserve its relationships with customers, suppliers and others having business dealings with it; and

(C)

maintain and keep the Sargold Properties in as good repair and condition as at the date of this Agreement, subject to ordinary wear and tear,

all to the end that its goodwill and ongoing businesses will not be impaired in any material respect at the Effective Time.

(i)

Sargold will not, and it wilt not permit any of its Subsidiaries to:

(A)

declare, set aside or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, in cash, stock property or otherwise;

(B)

split, combine, subdivide or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

(C)

issue, sell, pledge, reserve, set aside, dispose of, grant or encumber, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire shares of its capital stock (including any phantom interest or other right Linked to the price of the Sargold Shares), or authorize any of the foregoing, except:

(1)

as required by the terms of any securities outstanding on the date of this Agreement, or

(2)

pursuant to Sargold Options granted or Sargold Warrants issued prior to the date of this Agreement; or

(D)

enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any shares of its capital stock or any security convertible into or exchangeable for such shares.

(iii)

Sargold will not, nor will it permit any of its Subsidiaries to authorize, make or commit to make any expenditures (including capital expenditures and capital lease obligations) in excess of $25,000 individually and $100,000 in the aggregate except for:

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(A)

reoccurring expenditures such as office rental, salaries, office expenses or mine operating expenses in the ordinary course of business;

(B)

payment of outstanding obligations existing on the date of this Agreement; or

(C)

payments made to legal advisors, financial advisors and other third parties in connection with the Arrangement.

(ix)

Sargold will not, nor will it permit any of its Subsidiaries to, reorganize, recapitalize, consolidate, dissolve, liquidate, amalgamate or merge with any other person, nor acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or person or otherwise acquire or agree to acquire any assets of any other person.

(v)

Sargold will not, nor will it permit any of its Subsidiaries to sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any material assets (other than relating to transactions between two or more wholly-owned Sargold Subsidiaries or between a wholly-owned Subsidiary and Sargold).

(vi)

Sargold will not, nor will it permit any of its Subsidiaries to:

(A)

incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into a “keepwell” or similar arrangement with respect to, any indebtedness;

(B)

enter into interest rate swaps;

(C)

enter into any material operating lease or create any Liens on the Sargold Properties or any of its Subsidiaries in connection with any indebtedness, or

(D)

refinance any debt.

(vii)

Except as required by applicable Law or any agreement to which Sargold or any of its Subsidiaries is a party on the date of this Agreement, Sargold will not, nor will it permit any of its Subsidiaries to:

(A)

increase the amount of (or accelerate the payment or vesting of) any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer or employee of Sargold or any of its Subsidiaries;

(B)

increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise to extend, expand or enhance the engagements employment or any related rights, of any former, present or future director, officer, employee or consultant of Sargold or any of its Subsidiaries;

(C)

amend, vary or modify the terms of the Sargold Share Option Plan or any of the Sargold Options;

(D)

amend, vary or modify the terms of any of the Sargold Warrants; or

(E)

adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer or employee of Sargold or any of its Subsidiaries or amend any employee benefit plan, policy, severance or termination agreement.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(viii)

Sargold will not, nor will it permit any of its Subsidiaries to, amend or propose to amend its constating documents.

(ix)

Except in the ordinary course of business, Sargold will not, nor will it permit any of its Subsidiaries to, pay, discharge, satisfy, compromise or settle any claims, obligations or liabilities prior to the same being due.

(x)

Sargold will nor, nor will it permit any of its Subsidiaries to:

(A)

enter into, terminate or waive any provision of exercise any option or relinquish any contractual rights under, or modify in any material respect any material contract, agreement, guarantee, lease commitment or arrangement of the nature described in Section 3.8;

(B)

waive, transfer, grant or release any claims or potential claims of material value;

(C)

waive any benefits of, or agree to modify in any material respect, or terminate, release or fail to enforce, or consent to any material matter with respect to which consent is required, under, any confidentiality, standstill or similar agreement to which Sargold or any of its Subsidiaries is a party or which Sargold or any of its Subsidiaries is a beneficiary; or

(D)

enter into any agreement which provides for aggregate expenditures in excess of $25,000 over the term thereof.

(xi)

Sargold will not, nor will it permit any of its Subsidiaries to, make any changes to the existing accounting practices, methods and principles relating to Sargold or any Subsidiary of Sargold except as required by Law or by Canadian generally accepted accounting principles as advised by Sargold’s or such Subsidiary’s regular independent accountants, as the case may be,

(xii)

Sargold will not, nor will it permit any of its Subsidiaries to:

(A)

make, change or rescind any material tax election;

(B)

take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Tax Return or the payment of any Tax (except as otherwise required by Law);

(C)

settle any material Tax claim or assessment;

(D)

surrender any right or claim to a Tax refund; or

(E)

amend any of its transfer pricing policies.

(xiii)

Sargold will not take any action to exempt from, waive or make not subject to (including redemption of outstanding rights) any takeover Law or other Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Buffalo and its Subsidiaries) or any action taken thereby including any take-over bid, which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom.

(xiv)

Sargold will not nor will it permit any Subsidiary to:

(A)

enter into any confidentiality or standstill agreement except as permitted by Section 5.4; or

(B)

amend, release any third party from its obligations or grant any consent under any confidentiality or standstill provision or fail to fully enforce any such provision.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(xv)

Sargold will not, nor will it permit any of its Subsidiaries to, take or fail to take any action which would cause any of Sargold’s representations or warranties hereunder to be untrue in any material respect or would be reasonably expected to prevent or materially impede, interfere with or delay the Arrangement or which would cause the conditions set forth in Section 6.2(b) not to be satisfied.

(xvi)

Sargold will not, nor will it permit any of its Subsidiaries to, license or commit to license or otherwise acquire or transfer any Intellectual Property Rights, other than in the ordinary course of business.

(xvii)

Sargold will not, nor will it permit any of its Subsidiaries to, amend, modify or terminate any insurance policy in effect on the date of this Agreement, except for scheduled renewals of any insurance policy in effect on the date hereof in the ordinary course of business consistent with past practice.

(xviii)

Sargold will not, nor will it permit any of its Subsidiaries to, enter into any recognition agreement, collective agreement, works council agreement or similar agreement with any trade union or representative body other than with the prior approval of Buffalo, acting reasonably.

(xix)

Sargold will not, nor will it permit any of its Subsidiaries to, announce an intention, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

(b)

Sargold will promptly advise Buffalo in writing:

(i)

of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of Sargold contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(ii)

of any Material Adverse Effect on Sargold or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Sargold; and

(iii)

of any material breach by Sargold of any covenant, obligation or agreement contained in this Agreement.

(c)

Sargold will use its commercially reasonable efforts to, and will use its commercially reasonable efforts to cause its Subsidiaries to, perform all obligations required to be performed by Sargold or any of its Subsidiaries under this Agreement, cooperate with Buffalo and Subco in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Sargold will, subject to Sections 5.4 and 5.5:

(i)

apply to the Court for the Interim Order;

(ii)

apply to the Court for the Final Order;

(iii)

solicit from the Sargold Shareholders proxies in favour of approval of the Arrangement Resolution (in a commercially reasonable manner) and use commercially reasonable efforts to obtain the approval by Sargold Shareholders of the Arrangement Resolution and will, at Buffalo’s request and expense, retain the services of an investment banker or proxy solicitation firm to solicit proxies in favour of the Arrangement Resolution and will fully cooperate with Buffalo in connection therewith including providing to Buffalo such information as Buffalo may request mid doing such other things as Buffalo may reasonably request in connection therewith;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(iv)

not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the Sargold Meeting without Buffalo’s prior written consent except as required by Law or, in the case of adjournment, as may be required by Sargold Shareholders as expressed by majority resolution;

(v)

use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent to be satisfied by Sargold that are set forth in Article 6 hereof;

(vi)

as soon as practicable apply for and use commercially reasonable efforts to obtain all Required Regulatory Approvals required to be obtained by Sargold or any of its Subsidiaries in order for Sargold to complete the Arrangement and, in doing so, to keep Buffalo reasonably informed as to the status of the proceedings and any material discussions or correspondence related to obtaining such Required Regulatory Approvals, including, but not limited to, providing Buffalo the opportunity to be present for all communications with the Court and any Governmental Entity and providing Buffalo with copies of all related applications and notifications, in draft and final form, in order for Buffalo to provide its reasonable comments;

(vii)

use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Sargold or its Subsidiaries with respect to the transactions contemplated by the Arrangement and this Agreement;

(viii)

diligently defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(ix)

use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(x)

effect all necessary registrations, filings and submissions of information required by Governmental Entities from Sargold or any of its Subsidiaries in connection with the transactions contemplated hereby;

(xi)

consult with Buffalo prior to making publicly available its financial results for any period alter the date of this Agreement and prior to filing any Sargold SRA Reports;

(xii)

use commercially reasonable efforts to cause all of its directors and officers to resign at the Effective Time and to provide a release in favour of Sargold in the form requested by Buffalo, acting reasonably; and

(xiii)

use commercially reasonable efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by Sargold or a Subsidiary of Sargold to consummate the transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of Sargold or its Subsidiaries to consummate the transactions contemplated hereby including those waivers, consents and approvals referred to in Section 3.4 of this Agreement.

(d)

The board of directors of Sargold will recommend to the Sargold Shareholders the approval of the Arrangement Resolution, provided that, notwithstanding any other provision of this Agreement, the board of directors of Sargold may withdraw, modify or change its recommendation if such withdrawal, modification or change is permitted by, and made in accordance with, the provisions of Section 5.4.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

5.2

Covenants of Buffalo and Subco

(a)

Buffalo and Subco, as the case may be, each agree as follows that from the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article 7, in each case except with the consent of Sargold to any deviation therefrom, which consent will not be unreasonably withheld or delayed, or as expressly contemplated by this Agreement:

(i)

Buffalo and each of its Subsidiaries will:

(A)

carry on its businesses in the usual and ordinary course consistent with past practices;

(B)

use commercially reasonable efforts to preserve intact its present business organizations and material rights and franchises, to keep available the services of its current officers and employees, and to preserve its relationships with customers, suppliers and others having business dealings with it; or

(C)

maintain and keep its material properties in as good repair and condition as at the date of this Agreement, subject to ordinary wear and tear,

all to the end that its goodwill and ongoing businesses will not be impaired in any material respect at the Effective Time.

(ii)

Buffalo will not, and it will not permit any of its Subsidiaries to:

(A)

declare, set aside or pay any dividends on, or undertake a return of capital in respect of any of its capital stock or any other equity interests, in cash, stock property or otherwise;

(B)

split, combine, subdivide or reclassify any of its capital stock; or

(C)

enter into or announce any agreement or arrangement with respect to the voting, registration or repurchase of any shares of its capital stock or any security convertible into or exchangeable for such shares.

(iii)

Buffalo will not, nor will it permit any of its Subsidiaries to, make any changes to the existing accounting practices, methods and principles relating to Buffalo or any Subsidiary except as required by Law or by Canadian generally accepted accounting principles as advised by Buffalo’s or such Subsidiary’s regular independent accountants, as the case may be.

(iv)

Buffalo will not, nor will it permit any of its Subsidiaries holding an interest in the Mt. Kare property or the Kimbauri property to dissolve or liquidate or sell or otherwise dispose of any interest in the Mt. Kare property or Kimbauri property.

(v)

Buffalo will not amend or propose to amend its constating documents.

(vi)

Buffalo will not, nor will it permit any of its Subsidiaries to:

(A)

make, change or rescind any material tax election;

(B)

(take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Tax Return or the payment of any Tax (except as otherwise required by Law);

(C)

settle any material Tax claim or assessment;

(D)

surrender any right or claim to a Tax refund; or

(E)

amend any of its transfer pricing policies.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(vii)

Buffalo will not take any action to exempt from, waive or make not subject to (including redemption of outstanding rights) any takeover Law or other Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Buffalo and its Subsidiaries) or any action taken thereby including any take-over bid, which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom.

(viii)

Buffalo will not nor will it permit any Subsidiary to:

(A)

enter into any confidentiality or standstill agreement; or

(B)

amend or release any third party from its obligations or grant any consent under any confidentiality or standstill provision or fail to fully enforce any such provision.

(ix)

Buffalo will not, nor will it permit any of its Subsidiaries to, take or fail to take any action which would cause any of Buffalo’s or Subco’s representations or warranties hereunder to be untrue in any material respect or would be reasonably expected to prevent or materially impede, interfere with or delay the Arrangement or which would cause the conditions set forth in Section 6.2(b) not to be satisfied.

(x)

Buffalo will not, nor will it permit any of its Subsidiaries to, announce an intention, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

(b)

Buffalo will promptly advise Sargold in writing:

(i)

of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of Buffalo contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(ii)

of any Material Adverse Effect on Buffalo or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Buffalo; and

(iii)

of any material breach by of Buffalo of any of its covenants, obligations or agreements contained in this Agreement.

(c)

Buffalo will use its commercially reasonable efforts to, and will use its’ commercially reasonable efforts to cause its Subsidiaries to, perform all obligations required to be performed by it or any such Subsidiaries under this Agreement, cooperate with Sargold in connection therewith, and do all such other acts and things as may be necessary or desirable in order to complete and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Buffalo will:

(i)

cause Subco  to apply to the Court for the Interim Order;

(ii)

subject to the Arrangement Resolution being approved by the Sargold Shareholders, pass a written special resolution of Subco approving the Arrangement;

(iii)

cause Subco to apply to the Court for the Final Order;

(iv)

use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all conditions precedent that are set forth in Article 6 hereof;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(v)

as soon as practicable apply for and use commercially reasonable efforts to obtain all Required Regulatory Approvals required to be obtained by Buffalo or any of its Subsidiaries in order for Buffalo and Subco to complete the Arrangement, and, in doing so to keep Sargold reasonably informed as to the status of the proceedings and any material discussions or correspondence related to obtaining such Required Regulatory Approvals, including, but not limited to, providing Sargold the opportunity to be present for all communications with the Court and any Government Entity and providing Sargold with copies of all related applications and notifications, in draft form and final, in order for Sargold to provide its reasonable comments;

(vi)

use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Buffalo and Subco with respect to the Arrangement;

(vii)

diligently defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(viii)

use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Buffalo which may adversely affect the ability of the parties to complete the Arrangement;

(ix)

effect all necessary registrations, filings and submissions of information required by Governmental Entities from Buffalo or any of its Subsidiaries in connection with the Arrangement;

(x)

create, reserve or have available a sufficient number of Buffalo Securities for issuance upon completion of the Arrangement and use commercially reasonable efforts to cause the Buffalo Shares to be issued in connection with the Arrangement to be conditionally approved for issuance by the TSXV subject to official notice of issuance, prior to the Effective Time;

(xi)

Buffalo will use its commercially reasonable, efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the applicable securities Laws in each of the Provinces in which it is currently a reporting issuer to the date which is two years following the Effective Date, provided that this covenant shall not prevent Buffalo from taking any steps in furtherance of any amalgamation or business combination (whether by way of merger, plan of arrangement. consolidation, share or other security exchange transaction, recapitalization, asset acquisition. or other transaction) involving any one or more of itself or any of its Subsidiaries completed in accordance with applicable securities Laws; and

(xii)

use commercially reasonable efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by Buffalo or any Subsidiary of Buffalo to complete the Arrangement which the failure to obtain would materially and adversely affect the ability of Buffalo or Subco to complete the Arrangement including those waivers, consents and approvals referred to in Section 4.4 of this Agreement.

5.3

Access to Information

(a)

Subject to Section 5.3(c) and applicable Laws, Sargold will (and will cause each of its Subsidiaries and their respective Representatives to) afford Buffalo and its Representatives reasonable access, during normal business hours from the date of this Agreement and until the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with Article 7, to its respective properties, hooks, contracts and records, as well as to its management personnel; provided that such access will be provided on a basis that minimizes the disruption to the operations of Sargold. During such period, Sargold will (and will cause each of its Subsidiaries to) furnish promptly to Buffalo all information concerning Sargold’s and each of its Subsidiaries’ business, properties and personnel as Buffalo may reasonably request.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(b)

Subject to Section5.3(c) and applicable Laws, Buffalo will (and will cause each of its Subsidiaries and their respective Representatives to) afford Sargold and the Representatives of Sargold reasonable access, during normal business hours from the date of this Agreement and until the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with Article 7, to its respective properties, books, contracts and records, as well as to its management personnel; provided that such access will be provided on a basis that minimizes the disruption of the operations of Buffalo and its Subsidiaries. During such period, Buffalo will furnish promptly to Sargold all information concerning Buffalo’s business, properties and personnel as Sargold may reasonably request.

(c)

Buffalo and Sargold acknowledge that certain information received pursuant to Sections 5.3(a) and 5.3(b) will be non-public or proprietary in nature and as such will be deemed to be “Confidential Information” for purposes of the Confidentiality Agreement and applicable privacy Laws. Buffalo and Sargold further acknowledge their obligation to maintain the confidentiality of such Confidential Information in accordance with the Confidentiality Agreement.

5.4

Covenants Regarding Non-Solicitation

(a)

Other than in respect of the Arrangement, Sargold shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, through any officer, director, employee, advisor, representative or agent, or otherwise:

(i)

solicit, initiate, facilitate, engage in or respond to or encourage (including by way of furnishing information or entering into) an Acquisition Proposal or Potential Acquisition Proposal;

(ii)

encourage or participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal;

(iii)

accept or approve or recommend, or agree to accept, approve or recommend, any Acquisition Proposal or potential Acquisition Proposal;

(iv)

enter into any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal; or

(v)

cause or permit any Subsidiary to enter into any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal;

provided that nothing contained in this Agreement shall prevent the board of directors from taking any of the actions described in clauses (i) through (v) above in respect of a Superior Proposal.

(b)

From and after the date hereof, Sargold shall immediately cease and cause to be terminated in writing any existing discussions or negotiations with any person (other than Buffalo or Subco) with respect to any potential Acquisition Proposal and shall, subject to this Section 5.4, immediately cease to provide any other person with access to information concerning Sargold and its Subsidiaries and exercise all rights it has to require the return of all confidential information from each such person. Sargold agrees not to release or permit the release of any person from, or waive, any confidentiality, non-solicitation or standstill agreement to which such person is a party, except as permitted under Section 5.4(a).

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(c)

Sargold shall promptly notify Buffalo and Subco within 48 hours of any Acquisition Proposal or an amendment to an Acquisition Proposal being received directly or indirectly by Sargold, or any request for non-public information relating to Sargold or any of its Subsidiaries, as the case may be, in connection with such an Acquisition Proposal or for access to the properties, books and/or records of Sargold or any Subsidiary, by any person that informs Sargold or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such written notice shall include a copy of any such written Acquisition Proposal and all amendments thereto or, in the absence of a written Acquisition Proposal, a description of the material terms and conditions thereof, in either case including the identity of the person making the Acquisition Proposal, inquiry or contact.

(d)

If Sargold receives a request for material non-public information from a person who proposes in writing an unsolicited bona fide Acquisition Proposal and the hoard of directors of Sargold determines in good faith and after consultation with outside legal counsel and its financial advisors that such Acquisition Proposal would, if consummated in accordance with its terms, be a Superior Proposal, then, and only in such case, the board of directors may, subject to the execution by such person of a confidentiality agreement (or in reliance upon a confidentiality agreement that was entered into prior to the date of this Agreement), provide such person with access in accordance with Section 5.4(a) to information regarding Sargold, provided, however, that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal.

(e)

Sargold shall ensure that its officers, directors and employees and those of its Subsidiaries and any financial, legal and other advisors, agents and representatives retained by Sargold are aware of the provisions of this Section5.4, and Sargold shall be responsible for any breach of this Section5.4 by any such person.

(f)

Nothing contained in this Section5.4 shall prohibit the board of directors of Sargold from making any disclosure to the Sargold Securityholders prior to the Effective Date if, in the good faith judgment of the board of directors, after consultation with outside counsel, such disclosure is necessary for the board of directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Law.

(g)

If the board of directors receives what it determines in good faith and after consultation with outside legal counsel and its financial advisors constitutes a Superior Proposal, or upon receipt of any amendment or modification to any Superior Proposal, then in each case, Sargold shall provide to Buffalo a written notice thereof together with a copy of all documentation relating to such Superior Proposal or such amendment or modification thereto promptly and in no event later than 48 hours after such receipt,

(h)

At any time prior to the Sargold Meeting in the event of a Section 5.4(f) notice then Sargold may, at its discretion, and will, at the request of Buffalo, adjourn the Sargold Meeting.

5.5

Right to Match

(a)

Subject to Section 5.5(b), Sargold covenants that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal unless:

(i)

Sargold has complied with its obligations under Section 5.4; and

(ii)

the Response Period has elapsed.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(b)

During the Response Period, Buffalo will have the right, but not the obligation, to offer to amend the terms of the Arrangement including an increase in, or modification of, the consideration to be received by the Sargold Securityholders. The board of directors will review any such offer by Buffalo to amend the terms of the Arrangement, including an increase in, or modification of, the consideration to be received by the Sargold Securityholders to determine whether the Acquisition Proposal to which Buffalo is responding would remain as a Superior Proposal when assessed against the Arrangement as it is proposed by Buffalo to be amended. If the board of directors of Sargold does not so determine, then the board of directors of Sargold will promptly reaffirm its recommendation of the Arrangement as amended. If the board of directors of Sargold does so determine in good faith and after consultation with outside legal counsel and its financial advisors, then Sargold may approve, recommend, accept or enter into an agreement. understanding or arrangement to proceed with the Superior Proposal.

(c)

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Sargold Securityholders shall constitute a new Acquisition Proposal for the purposes of this Section 5.5 and Buffalo shall be afforded a new Response Period in respect of each such Acquisition Proposal.

5.6

Pre-Acquisition Reorganizations

Sargold will effect such reorganization of its business, operations and assets or such other transactions (each, “Pre-acquisition Reorganization”) as Buffalo may reasonably request prior to the Effective Date, and the structure of the Arrangement, if required, will be modified accordingly; provided, however, that Sargold shall not be obligated to effect a Pre-acquisition Reorganization which in the opinion of Sargold, acting reasonably:

(a)

would require Sargold to obtain the approval of the Sargold Shareholders in respect of such Pre-Acquisition Reorganization other than at the Sargold Meeting;

(b)

would prejudice the Sargold Securityholders;

(c)

would impede or materially delay the consummation of the Arrangement: or

(d)

cannot either be completed immediately prior to or contemporaneously with the Effective Time, or reversed or unwound without adversely affecting Sargold and its Subsidiaries.

5.7

Proxies Received and Dissent Notices

Sargold will advise Buffalo:

(a)

as reasonably requested, and on a daily basis on each of the last seven Business Days prior to the Sargold Meeting, as to the aggregate tally of the proxies and votes received in respect of the Continuation Resolution and Amalgamation Resolution; and

(b)

of any written notice of dissent, withdrawal of such notice, and any other instruments received by Sargold pursuant to the Dissent Rights.

5.8

Closing Matters

Buffalo and Sargold will deliver, at the Effective Time, such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

5.9

Privacy Matters

(a)

Buffalo and Sargold acknowledge and agree that certain information provided by Sargold to Buffalo in connection with the transactions contemplated hereunder constitutes Personal Information (the “Disclosed Personal Information”) which is necessary for the purposes of determining if Buffalo will proceed with the Arrangement, that the disclosure, of the Disclosed Personal Information relates solely to the carrying on of the business, or the completion of the Arrangement and that, as contemplated by the terms of the Confidentiality Agreement, such Disclosed Personal Information:

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(i)

may not be used for any purpose other than those related to the performance of this Agreement;

(ii)

must be kept strictly confidential and Buffalo will ensure that access to such Personal Information will be restricted to those Representatives of Buffalo who have a bona tide need access to such information and will instruct those Representatives to protect the confidentiality of such information in a manner consistent with Buffalo’s obligations hereunder; and

(iii)

upon the expiry or termination of this Agreement Buffalo will forthwith cease all use of the Disclosed Personal information acquired by Buffalo in connection with this Agreement and will return to Sargold or, at Sargold’s request, destroy in a secure manner the Disclosed Personal Information (and any copies).

(b)

Each of Sargold and Buffalo agrees to promptly notify the other of all inquiries. complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties will fully co-operate with one another, with the persons to whom the Disclosed Personal Information relates, and any Governmental Entity charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(c)

Without limiting the foregoing, each of Sargold and Buffalo acknowledge and agree that their respective disclosure letters and all information contained in them is confidential and may not be disclosed to any other person unless:

(i)

such disclosure is required under applicable Law, unless such Law permits it to refrain from disclosing such information for confidentiality or other reasons; or

(ii)

such disclosure is required in order to enforce its rights under this Agreement.

ARTICLE 6
CONDITIONS

6.1

Mutual Conditions

The respective obligations of the parties hereto to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver, of the following conditions on or before the Effective Time:

(a)

the Interim Order shall have been granted in form and substance satisfactory to each party, acting reasonably, and shall not have been set aside or modified in the manner that is not acceptable to any party, acting reasonably, on appeal or otherwise;

(b)

any conditions, in addition to those set out in this Section 6.1, which may be imposed by the Interim Order shall have been satisfied;

(c)

the Arrangement shall have been approved by the Sargold Shareholders at the Sargold Meeting in accordance with applicable Laws, the Interim Order, the Plan  of Arrangement and the Arrangement Resolution;

(d)

the Final Order shall have been granted in form and substance satisfactory to each party, acting reasonably, and shall not have been set aside or modified in the manner that is not acceptable to any party, acting reasonably, on appeal or otherwise;

(e)

No provision of any applicable Laws and no judgment. injunction, order or decree shall be in effect which restrains or enjoins or otherwise prohibits the Arrangement;

(f)

The Buffalo Securities can be issued pursuant to the Arrangement pursuant to exemptions from the registration and prospectus requirements of applicable Canadian securities Laws;

(g)

The Buffalo Securities can be issued in a transaction exempt from registration under the 1933 Act pursuant to Section 3(a)(10) of the 1933 Act and Buffalo shall have received all United States state securities or “blue sky” authorizations necessary to issue the Buffalo Securities pursuant to the Arrangement;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(h)

The Buffalo Shares shall have been conditionally approved for issuance under the Arrangement by the TSXV, subject to official notice of issuance.

(i)

The Required Regulatory Approvals shall have been obtained and be in full force and effect and will not be subject to any stop-order or proceeding seeking a stop order or revocation.

(j)

All other consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the Arrangement, the failure to obtain which or the non-expiry of which would constitute a criminal offence, or would, individually or in the aggregate, have a Material Adverse Effect on Buffalo or Sargold after the Effective Time, will have been obtained or received; and

(k)

The Agreement will not have been terminated pursuant to Section 7.2.

The foregoing conditions are for the mutual benefit of each of the parties and may be waived, in whole or in part, by any party at any time, provided that no party may waive any mutual condition on behalf of another party.

6.2

Additional Conditions to the Obligations of Buffalo and Subco

The obligations of Buffalo and Subco to complete the Arrangement are subject to the satisfaction of the following conditions (each of which is for the benefit of Buffalo and Subco and may be waived by Buffalo and/or Subco, in whole or in part) on or before the Effective Date:

(a)

Sargold shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b)

Each of the representations and warranties of Sargold under this Agreement, shall be true and correct in all material respects on the date of this Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties made as of a specified date, which will be true and correct in all material respects as of such specified date);

(c)

Since the date of this Agreement, there shall have been no Material Adverse Effect with respect to Sargold or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Sargold or which would materially and adversely affect the ability of Sargold to consummate the transactions contemplated hereby;

(d)

Buffalo shall have received a certificate of Sargold addressed to Buffalo and dated the Effective Date, signed on behalf of Sargold by the Chief Executive Officer of Sargold, confirming that the conditions in Sections 6.2(a), (b) and (c) have been satisfied;

(e)

The board of directors of Sargold shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Sargold and its Subsidiaries to permit the Arrangement;

(f)

Sargold Shareholders holding more than 5% of the Sargold Shares shall not have exercised their Dissent Rights (and not withdrawn such exercise) in respect of the Arrangement;

(g)

Buffalo shall have received resignations and releases in forms acceptable to it, acting reasonably, from all of Sargold’s directors and officers; and

(h)

Buffalo shall have received waivers in forms acceptable to it, acting reasonably, with respect to the waiver of the change in control salary benefit provisions of the respective employment agreements of each of the individuals listed in section 3.12(b) of the Sargold Disclosure Letter.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

6.3

Additional Conditions to the Obligations of Sargold

The obligation of Sargold to complete the Arrangement is subject to satisfaction of the following conditions (each of which is for the exclusive benefit of Sargold and may be waived by Sargold, in whole or in part) on or before the Effective Date:

(a)

Each of Buffalo and Subco shall have performed or complied with, in all material respects, each of its respective obligations, covenants and agreements hereunder to be performed and complied with by each of them on or before the Effective Time;

(b)

Each of the representations and warranties of Buffalo and Subco under this Agreement, shall be true and correct in all material respects on the date of this Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties made as of a specified date, which will be true and correct in all material respects as of such specified date;

(c)

Since the date of this Agreement. there shall have been, no Material Adverse Effect with respect to Buffalo or its Subsidiaries or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Buffalo or its Subsidiaries or which would materially and adversely affect the ability of Buffalo or Subco  to consummate the transactions contemplated hereby;

(d)

The board of directors of Buffalo shall have taken all necessary steps, including duly passing the necessary directors’ resolutions, to provide that each Buffalo Option to be issued to each of the individuals listed in section 3.12(h) of the Sargold Disclosure Letter pursuant to the Arrangement shall be fully vested and exercisable in the hands of such Sargold Optionholder on the Effective Date and the expiry date of such option shall be the original expiry date of the Sargold Option, whether or not the Sargold Optionholder has resigned or otherwise ceased employment with Sargold, Amalco or Buffalo;

(e)

Sargold shall have received a certificate of Buffalo and Subco addressed to Sargold and dated the Effective Date, signed on behalf of Buffalo and Subco by the Chief Executive Officer of Buffalo and Subco, confirming that the conditions in Sections 6.3(a), (b), (c) and (d) have been satisfied; and

(f)

The board of directors of Buffalo shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Buffalo and Subco to permit the Arrangement.

6.4

Satisfaction of Condition

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1

Amendment

This Agreement may, at any time and from time to time before or after the holding of the Sargold Meeting but not later than the Effective Time, be amended by mutual written agreement of the parties hereto and any such amendment may, without limitation:

(a)

change the time for performance of any of the obligations or acts of the parties, including an extension of the Termination Date;

(b)

waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)

waive compliance with or modify any conditions precedent herein contained.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

7.2

Termination

(a)

If any condition contained in Sections 6.1 or 6.2 is not satisfied or waived at or, before the Termination Date, then, provided Buffalo is not in material breach of this Agreement, Buffalo may, by notice to Sargold terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided) but without detracting from the rights of Buffalo arising from any breach by Sargold but for which the condition would have been satisfied.

(b)

If any condition contained in Sections 6.1 or 6.3 is not satisfied or waived at or before the Termination Date, then, provided Sargold is not in material breach of this Agreement, Sargold may by notice to Buffalo terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided) but without detracting from the rights of Sargold arising from any breach by Buffalo but for which the condition would have been satisfied.

(c)

This Agreement may be terminated, in each case prior to the Termination Date:

(i)

By the mutual agreement of Sargold and Buffalo (without any action on the part of the Sargold Shareholders).

(ii)

By Buffalo, upon written notice to Sargold, if:

(A)

the  board of directors of Sargold fails to recommend, or withdraws, modifies, qualifies or changes in a manner adverse to Buffalo or in any manner which could reasonably be expected to reduce the likelihood of the Arrangement Resolution being approved at the Sargold Meeting, its approval or recommendation of the Arrangement Resolution (including as contemplated in Section 5.5(b));

(B)

the board of directors of Sargold approves or recommends an Acquisition Proposal;

(C)

Sargold fails to hold the Sargold Meeting on or before October 31, 2007 unless such failure results from:

(1)

an adjournment of the Sargold Meeting for not less than five Business Days and not more than 10 Business Days due to an adjournment of the Sargold Meeting in the circumstances described in Section 5.4(g); or

(2)

for reasons beyond the control of Sargold so long as Sargold is in compliance with the other terms and conditions of this Agreement and it has been and continues to be using all commercially reasonable efforts to hold the Sargold Meeting as soon as practicable after October 31, 2007; or

(D)

Sargold has breached the covenant set out in Section 5.4(a).

(iii)

By Sargold, upon written notice to Buffalo, in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section5.5(b).

(d)

If the Effective Time does not occur on or prior to the close of business on the Termination Date, then this Agreement will terminate unless otherwise agreed in writing by the parties.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

7.3

Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 7.2, no party will have any further liability to perform its obligations hereunder except for those obligations arising under the provisions of this Section 7.3 Section 5.3(c), Section 7.4 and Section 8.9 which will continue notwithstanding such termination; provided that neither the termination of this Agreement nor anything contained in this Section 7.3 will relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants and agreements made herein.  If it is judicially determined that termination of this Agreement was caused by an intentional breach of this Agreement, then, in addition to any other remedies at law or equity for breach of this Agreement, the party so found to have intentionally breached this Agreement will indemnify and hold harmless the other parties for their out-of-pocket costs, including reasonable fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, incidental to the negotiation, preparation and execution of this Agreement and related documentation.

7.4

Termination Fee Payment to Sargold

If Sargold terminates this Agreement pursuant to Section 7.2(b) as a result of any of the conditions set out in Section 6.3 not being satisfied by Buffalo (unless waived by Sargold), then Buffalo will pay to Sargold the Termination Fee in immediately available funds to an account designated by Sargold within five Business Days after written notice of termination by Sargold. Buffalo will not be obligated to make more than one payment pursuant to this Section. 7.4.

7.5

Termination Fee Payment to Buffalo

If Buffalo terminates this Agreement pursuant to Section 7.2(c)(ii)(D) and or Sargold terminates this Agreement pursuant to Section 7.2(c)(iii), then Sargold will pay to Buffalo the Termination Fee in immediately available funds to an account designated by Buffalo within five Business Days after written notice of termination by Buffalo.

7.6

Effect of Payments

Each of the parties acknowledges that the agreements contained in Sections 7.4 and 7.5 are an integral part of the transactions contemplated in these Agreements and that, without these agreements, the parties would not enter into this Agreement. Each party acknowledges, that the payment amount set out in Sections 7.4 and 7.5 are payments of liquidated damages which are a genuine estimate of the damages which Sargold or Buffalo respectively will suffer or incur as a result of the event giving rise to such payment and the resulting termination of this Agreement and is not a penalty. Each party irrevocably waives any right that it may have to raise as a defence that such liquidated damages are excessive or punitive. For greater certainty, the parties agree the payment of the amount pursuant to Sections 7.4 and 7.5 are the sole monetary remedy of the party. Nothing contained herein will preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such acts, covenants or agreements.

ARTICLE 8
GENERAL

8.1

Investigation

Any investigation by a party hereto and its advisors will not mitigate, diminish or affect the representations and warranties of any other party to this Agreement.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

8.2

Notice

All notices and other communications hereunder will be in writing and will be deemed given when delivered personally, telecopied (which is confirmed) or dispatched (postage prepaid) to a nationally recognized overnight courier service with overnight delivery instructions, in each case addressed to the particular party at:

(a)

If to Sargold, at:

Suite 400
837 West Hastings Street
Vancouver, British Columbia
Canada V6C 3N6

Attention: Richard Warke
Facsimile No.: 604-687-1715

with a copy to:

Fasken Martineau DuMoulin LLP
2100 - 1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3G2

Attention: Josh Lewis
Facsimile No. 604-631-3232

(b)

If to Buffalo, at:

24th Floor
1111 West Georgia Street
Vancouver, British Columbia
Canada V6E 4M3

Attention:

James G. Stewart
Facsimile No.: 604-331-8773

with a copy to:

Miller Thomson LLP
Suite 1000
840 Howe Street
Vancouver, British Columbia
V6Z 2M1

Attention:

Rupert A. Legge
Facsimile No.: 604-643.1200

or at such other address of which any party may. from time to time, advise the other parties by notice in writing given in accordance with the foregoing.

Any notice delivered or telecopied will be deemed to have been given and received on the business day next following the date of delivery.

8.3

Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise).

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

8.4

Binding Effect

Subject to Section 8.3, this Agreement will be binding upon, entire to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

8.5

Third-Party Beneficiaries

Nothing in this Agreement, express or implied, will be construed to create any third-party beneficiaries or create any liability or obligation to any person not a party to this Agreement.

8.6

Waiver and Modification

Sargold and Buffalo may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

8.7

No Personal Liability

(a)

No director or officer of Buffalo or any of its Subsidiaries will have any personal liability whatsoever to Sargold under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Buffalo.

(b)

No director or officer of Sargold or any of its Subsidiaries will have any personal liability whatsoever to any Buffalo Party under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Sargold.

8.8

Further Assurances

Each party hereto will, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as will be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.9

Expenses

Subject to Section 7.3, the panics agree that all expenses of the parties relating to this Agreement and (the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors, and printing and mailing costs, will be paid by the party incurring such expenses.

8.10

Public Announcements

Buffalo and Sargold agree to consult with each other prior to issuing any news releases or public statements with respect to this Agreement or the Arrangement and to use their respective commercially reasonable efforts not to issue any news releases or public statements inconsistent with the results of such consultations. Subject to applicable Laws, each party will use its commercially reasonable efforts to enable the other parties to review and comment on all such news releases prior to the release thereof. The parties agree to issue jointly a news release with respect to the Arrangement as soon as practicable following the execution of this Agreement. Buffalo and Sargold also agree to consult with each other in preparing and making any filings and communications in connection with any Required Regulatory Approvals. Sargold will provide to Buffalo a copy of any press release to be issued by Sargold after the date of this Agreement and will consult with Buffalo in connection therewith.

8.11

Governing Laws and Consent to Jurisdiction

This Agreement will be governed by and construed in accordance with the Laws of the Province of British Columbia and the Laws of Canada applicable therein and will be treated in all respects as a British Columbia contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

8.12

Remedies

The parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the panics will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, provided such party is not in material default hereunder. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the panics.

8.13

Time of Essence

Time will be of the essence in this Agreement.

8.14

Entire Agreement

This Agreement including the disclosure letters, the agreements and other documents referred to herein constitute the entire agreement among the parties hereto and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties hereto with respect to the matters hereof and thereof.

8.15

Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.16

Counterparts

This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

BUFFALO GOLD LTD.
Per:
Name:
Title:
I/We have the authority to bind the corporation

6833268 CANADA INC.
Per:
Name:
Title:
I/We have the authority to bind the corporation

SARGOLD RESOURCE CORPORATION
Per:
Name:
Title:
I/We have the authority to bind the corporation

___________________________________________________________________________________

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

SCHEDULE A

PLAN OF ARRANGEMENT

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

Schedule A

_____________________________________________________________________

PLAN OF ARRANGEMENT

INVOLVING

BUFFALO GOLD LTD.

-AND -

6833268 CANADA INC.

-AND -

SARGOLD RESOURCE CORPORATION

PURSUANT TO

SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT

__________________________________________________________________________________

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

PLAN OF ARRANGEMENT

ARRANGEMENT UNDER SECTION 192 OF
THE CANADA BUSINESS CORPORATIONS ACT

1.

DEFINITIONS AND INTERPRETATION

1.1

Definitions

(a)

“affiliate” has the meaning ascribed thereto in the CBCA, unless otherwise expressly stated herein.

(b)

“Amalco” means the corporation resulting from the amalgamation of the Amalgamating Companies.

(c)

“Amalco Common Shares” means common shares in the capital of Amalco.

“Amalgamating Companies” means Subco and Sargold.

(e)

“Amalgamation” means the amalgamation of Subco and Sargold to occur pursuant to the Arrangement.

(f)

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and conditions set forth in this the Plan of Arrangement.

(g)

“Arrangement Agreement” means the arrangement agreement dated as of the 31st day of August, 2007 among Buffalo, Subco and Sargold, including the schedules attached thereto, as the same may be supplemented or amended from time to time.

(h)

“Articles of Arrangement” means the Articles of Arrangement with respect to the Arrangement to be tiled with the Director in the term agreed by the Parties.

(i)

“Arrangement Resolution” means the special resolution of the Sargold Shareholders approving the Arrangement to be considered at the Sargold Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement.

(j)

“Buffalo” means Buffalo Gold Ltd. a corporation incorporated pursuant to the laws of the Province of Alberta.

(k)

“Buffalo Shares” means common shares in the capital of Buffalo including common shares issued and outstanding as of the date hereof and common shares to be issued under the Arrangement to Sargold Shareholders.

(l)

“Buffalo Options” means options to purchase Buffalo Shares to be issued in connection with the Arrangement.

(m)

“Buffalo Securities” means Buffalo Shares, Buffalo Options and Buffalo Warrants.

(n)

“Buffalo Shareholders” means the holders of the Buffalo Shares.

(o)

“Buffalo Stock Plan” means Buffalo’s existing stock option plan, which provides for the issuance and grant of options to purchase Buffalo Shares.

(p)

“Buffalo Warrants” means warrants to purchase common shares of Buffalo to be issued in connection with the Arrangement.

(q)

“Business Day” means any day on which commercial banks are generally open for business in Vancouver, British Columbia other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada,

(r)

“CBCA” means the Canada Business Corporations Act including all regulations made thereunder, as may be amended from time to time.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

s)

“Certificate of Arrangement” means the Certificate of Arrangement issued by the Director under sections 192(7) and 262 of the CBCA in respect of the Arrangement.

(t)

“Circular” means the notice of the Sargold Meeting and accompanying management proxy circular, including all schedules and exhibits thereto, to be sent by Sargold to the Sargold Shareholders in connection with the Sargold Meeting.

(u)

“Court” means The Supreme Court of British Columbia, Vancouver Registry.

(v)

“Depository” means at Cornputershare Trust Company of Canada its principal offices in the cities of Toronto and Vancouver,

(w)

“Director” means the person appointed as “Director” pursuant to section 260 of the CBCA.

(x)

“Dissenting Shareholders” means a registered Sargold Shareholder who, in connection with the Arrangement Resolution, has exercised the right to dissent in accordance with Section 190 of the CBCA and who has not withdrawn the notice of the exercise of such rights and in respect of which Sargold has not rescinded the Arrangement Resolution;

(y)

“Dissent Rights” means the rights of dissent with respect to the Arrangement pursuant to Section 190 of the CBCA,

(a)

(z)

“Effective Date” means the date set forth in the Certificate of Arrangement.

(aa)

“Effective Time” means 8:00 a.m. (Vancouver time) on the Effective Date

(bb)

“Final Order” means the final order of the Court granting final approval of the Plan of Arrangement, confirming the fairness of the terms and conditions thereof, confirming compliance with the terms of the Interim Order and authorizing and directing the implementation of the Arrangement.

(cc)

“Interim Order” means the interim order of the Court made pursuant to subsection 192(4) of the CBCA in connection with the approval of the Plan of Arrangement, following application therefore pursuant to section 2.1 of the Arrangement Agreement, and setting such conditions and directions far final approval as the Court may direct.

(dd)

“Letter of Transmittal” means the letter of transmittal forwarded by Sargold to the Sargold Securityholders with the Circular.

(ee)

“person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

(ff)

“Plan of Arrangement” means this Plan of Arrangement or, substantially the term and conditions set forth herein with such revisions and amendments thereto as are adopted or approved pursuant to the terms hereof and the Arrangement Agreement,

(gg)

“Sargold” means Sargold Resource Corporation, a corporation incorporated pursuant to the CBCA.

(hh)

“Sargold Shares” means common shares in the capital of Sargold.

(ii)

“Sargold Meeting” means the special meeting of Sargold Shareholders, including any adjournment, adjournments, postponement or postponements thereof, to be called and held to consider the Arrangement Resolution.

(jj)

“Sargold Options” means the Sargold Share purchase options granted under the Sargold Share Option Plan.

(kk)

“Sargold Optionholders” means the holders of Sargold Options.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(ll)

“Sargold Securities” means the Sargold Shares, Sargold Options and Sargold Warrants.

(mm)

“Sargold Securityholders” means the holders of Sargold Securities,

(nn)

“Sargold Shareholders” means the holders of Sargold Shares.

(oo)

“Sargold Warrantholders” means the holders of Sargold Warrants.

(pp)

“Sargold Warrants” means the issued and outstanding warrants entitling the holders thereof to purchase common shares in the capital of Sargold.

(qq)

“Subco” means 6833268 Canada Inc., a corporation incorporated pursuant to the CBCA.

1.2

Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraph and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement Unless otherwise specifically indicated, the terms “this Plan of Arrangement”, “hereof”, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular articles, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3

Number and Gender

Unless the context otherwise requires. words importing the singular number only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.4

Meaning

Words and phrases used herein and defined in the Act shall have the same meaning herein is in the Act, unless the contest otherwise requires.

1.5

Currency

All references to currency in this Plan of Arrangement are to Canadian dollars.

1.6

Time

Unless otherwise indicated, all times expressed herein are local time, Vancouver, British Columbia.

1.7

Withholding Tax

All amounts required to be paid, deposited or delivered under the Arrangement will be paid, deposited or delivered after deduction of any amount required by applicable law to be deducted or withheld on account of taxes lawfully payable, and the deduction of such amounts and remittance met the applicable tax authorities will, to the extent thereof, satisfy such requirement to pay, deposit or deliver any amounts or monies hereunder.

2.

ARRANGEMENT AGREEMENT

2.1

Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of the Arrangement Agreement.

3.

THE ARRANGEMENT

3.1

Binding Effect

This Plan of Arrangement will become effective on, and be binding on and after, the Effective Time Buffalo, Subco, Sargold and on all of the Sargold Securityholders.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

3.2

The Arrangement

At the Effective Time the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)

All issued and outstanding:

(i)

Sargold Shares (other than Sargold Shares in respect of which a Dissenting Shareholder has duly and validly exercised Dissent Rights) shall be transferred to Buffalo (free of any claims or encumbrances) and the holders thereof shall be entitled to receive from Buffalo one Buffalo Share for each 3.5 Sargold Shares transferred;

(ii)

Sargold Options shall be cancelled and the holders thereof shall be entitled to receive from Buffalo in consideration for such cancellation one Buffalo Option for each 3.5 Sargold Options cancelled, such Buffalo Options to have a corresponding exercise price as the Sargold Option after taking into account such exchange ratio and an expiry date as provided for in the Arrangement Agreement; and

(iii)

Sargold Warrants shall be cancelled and the holders thereof shall be entitled to receive from Buffalo in consideration for such cancellation one Buffalo Warrant, for each 3.5 Sargold Warrants cancelled, such Buffalo Warrants to be on the same terms and conditions as the Sargold Warrant, including expiry date and exercise price after taking into account such exchange ratio;

(b)

With respect to each Sargold Security to which paragraph 3.2(a) applies:

(i)

the registered holder thereof shall cease to be a holder of such securities and such holder’s name shall be removed from the Sargold Shareholder Register, Sargold Register of Options and Sargold Register of Warrants as of the Effective Time; and

(ii)

Buffalo shall be the transferee of such Sargold Shares (free of any claims or encumbrances) and shall be entered in the applicable securities registers of Sargold as die holder thereof;

(c)

each Dissenting Shareholder shall cease to have any rights as a Sargold Shareholder other than the right to be paid the fair value in respect of the Sargold Shares held by such Dissenting Shareholder in accordance with the provisions of the CBCA;

(d)

each of the Amalgamating Companies shall amalgamate with the other pursuant to section 192(1)(b) of the CBCA and the Final Order promulgated pursuant thereto to form Amalco and shall continue as one corporation under the CBCA and:

(i)

the name of Amalco shall be “Buffalo Gold Minerals Inc.”;

(ii)

the head and principal office of Amalco shall be located initially at 24th Floor, 1111 West Georgia Street. Vancouver, British Columbia, V6E 4M3;

(iii)

the registered office of Amalco shall be located at Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1;

(iv)

the authorized share capital of Amalco shall consist of an unlimited number of Amalco Common Shares;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(v)

the board of directors of Amalco shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of one and a maximum number of ten directors. Subject to section 106 of the CBCA, the directors, in order to increase the number of directors within the limits prescribed by the Articles of Amalco, may appoint one or more additional directors of Amalco, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed shall not exceed one-third (1/3) of the number of directors elected at the previous annual meeting of shareholders of Amalco;

(vi)

the first directors of Amalco shall be the persons whose names and addresses are set out below, who shall hold office until the next annual meeting of Amalco, or until their successors are elected or appointed:

Name	Address	Canadian Resident
James G. Stewart	c/o 24th Floor, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3	Canadian
Brian McEwen	c/o 24th Floor, 1111 West Georgia Street, Vancouver, British Columbia, V6F 3M3	Canadian

(vii)

there shall be no restriction on the businesses that Amalco may carry on;

(viii)

the Articles of Amalco in the form attached to the Articles of Arrangement shall be the articles of Amalco;

(ix)

the bylaws of Amalco shall be the bylaws of Subco, until repealed, amended or altered;

(e)

each issued and outstanding Sargold Share transferred to Buffalo pursuant to paragraph 3.2(a) shall be converted into one Amalco Common Share;

(f)

each issued and outstanding Subco  Common Share shall be converted into one Amalco Common Share;

(g)

subject to reduction to effect payments made to Dissenting Shareholders as hereinafter set forth, the aggregate stated capital accounts in the records of Amalco shall be the aggregate of the stated capital of all classes of shares of the Amalgamating Corporations, and shall be allocated to the stated capital account for the Amalco Common Shares, as adjusted to reflect payments that may be made to Dissenting Shareholders; and

(h)

the provisions of section 186 of the CBCA shall, and shall be deemed to, apply to Amalco in the same fashion as if Amalco had been the subject of a Certificate of Amalgamation to which section 186 of the CBCA applies.

4.

CERTIFICATES, PAYMENTS AND FRACTIONS

4.1

Delivery of Consideration

(a)

At the Effective Time, Buffalo will deposit with the Depositary certificates representing the Buffalo Securities payable and issuable in accordance with the provisions of Article 3 hereof.  Subject to Section 4.5, on and after the Effective Time, all certificates formerly representing Sargold Securities shall cease to represent such securities and shall represent only the right to receive the consideration therefore specified in section 3.2 in accordance with the terms of the Arrangement, subject to compliance with requirements set forth in this Article 4.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(b)

As soon as practicable after the Effective Time, upon the holder depositing with the Depositary certificates representing Sargold Securities accompanied by a duly completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, Buffalo shall cause the Depositary to deliver, to such or otherwise in accordance with the Letter of Transmittal, the certificates evidencing the Buffalo Securities to which such holder is entitled in accordance with the terms of the Arrangement.

4.2

Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared of made effective after the Effective Time with respect to Buffalo Shares with a record date after the Effective Time shall be paid to a holder of any unsurrendered certificate unless or until such holder surrenders such certificate in accordance with Section 4.1.  Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (b) below, at an appropriate payment date), there shall be paid to such holder, without interest:

(a)

the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to the Buffalo Shares to which such holder is entitled;

(b)

on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender, payable with respect to each Buffalo Share.

4.3

No Fractional Buffalo Securities

No fractional Buffalo Securities will be issued to Sargold Securityholders. If a Sargold Securityholder is entitled to receive a fractional Buffalo Security, the number of Buffalo Securities issuable to such securityholder under the Arrangement will be rounded up or down to the nearest whole number of Buffalo Securities such Sargold Securityholder is entitled to receive under this Arrangement.

4.4

Lost Certificates

If any certificate which immediately prior to the Effective Time represented outstanding Sargold Securities that were exchanged pursuant to Article 3 hereof, has been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will, subject to the terms hereof, issue in exchange for such lost, stolen or destroyed certificate a certificate representing Buffalo Securities payable in respect thereof. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Buffalo Securities to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Depositary and Buffalo in such sum as Buffalo may reasonably direct or otherwise indemnify Buffalo and the Depositary in a manner satisfactory to them against any claim that may be made against Buffalo or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5

Unclaimed Certificates

Notwithstanding any of the other provisions hereof, any certificate which immediately prior to the Effective Time represented outstanding Buffalo Securities that has not been surrendered with all other documents and instruments required on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature against Sargold, Buffalo or Amalco and the right of such holder to receive Buffalo Securities, shall be deemed to have been surrendered and forfeited to Buffalo, together with all entitlements to dividends, distributions and any interest thereon held for such former holder for no consideration.

4.6

Withholding Rights

Buffalo and the Depositary shall be entitled to deduct and withhold from any consideration payable to any holder of Sargold Securities pursuant to Section 3.2 hereof, such amounts as Buffalo or the Depositary determines it is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of any other applicable federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholdings was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

5.

DISSENT RIGHTS

5.1

Dissenting Shareholders

Sargold Shareholders may exercise rights of dissent with respect to the Arrangement Resolution up to 4:30 p.m. (Vancouver time) on the Business Day prior to the date of the Meeting pursuant to and in the manner set forth in section 190 of the CBCA and this section 5.1.  Dissenting Shareholders who exercise such rights of dissent who:

(a)

are ultimately entitled to be paid fair value for their Sargold Shares shall be deemed to have transferred such Sargold Shares to Buffalo at the Effective Time; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Sargold Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Sargold Shareholder and each Sargold Share held by that Sargold Shareholder shall thereupon be deemed to have been transferred to Buffalo as of the Effective Time in accordance with section 3.2(a) hereof.

In no case shall Sargold, Subco or Buffalo be required to recognize Dissenting Shareholders as holders of Sargold Shares on or after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of holders of Sargold Shares as of the Effective Time.

6.

AMENDMENT

6.1

Arrangement Amendment

Buffalo, Subco and Sargold reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time in accordance with the provisions of the Arrangement Agreement provided that any such amendment, modification or supplement must be contained in a written document that is (a) communicated to Sargold Shareholders in the manner required by the Court (if so required); and (b) filed with the Court and, if made following the Sargold Meeting approved by the Court.

6.2

Pre-Meeting Amendment

Any amendment, modification or supplement to this Arrangement may be proposed at any time prior to or at the Sargold Meeting with or without any other prior notice or communication, and if so proposed and accepted by be persons voting at the Sargold Meeting (or resolving in writing as the ease may be), other than as may be required under the Interim Order, shall become part of this Arrangement for all purposes.

6.3

Post-Meeting Amendment

Any amendment, modification or supplement to this Arrangement that is approved by the Court following the Sargold Meeting shall be effective only (a) if required by applicable law, it is consented to by the Sargold Shareholders; and (b) if it is consented to by Buffalo, Subco  and Sargold.

7.

EFFECTIVENESS OF ARRANGEMENT

7.1

Procedure for Arrangement to Become Effective

The Arrangement will not become effective until:

(a)

it is authorized, approved and agreed to by the requisite majorities of the Sargold Shareholders and the sole shareholder of Subco as required by the CBCA, the Arrangement Agreement and the Interim Order;

(b)

the Final Order is thereafter obtained; and,

(c)

the final Order together with all supporting documentation required pursuant to sections 192 and 262 of the CBCA have been accepted for filing by the Director.

1.2

7.2

Deemed Consent

At the Effective Time each Sargold Securityholder (other than a Dissenting Shareholder, if any) will be deemed to have consented to and to have agreed to all of the provisions of this Arrangement. In particular, each Sargold Securityholder will be deemed to have executed and delivered to Sargold all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out the Arrangement and the Amalgamation.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

SCHEDULE B

FORM OF ARRANGEMENT RESOLUTION

RESOLUTION OF THE HOLDERS OF COMMON SHARES OF SARGOLD RESOURCES CORPORATION (the “Company”)

RESOLVED, as a special resolution, that:

1.

the arrangement agreement dated August 31, 2007 (the “Arrangement Agreement”) among Buffalo Gold Ltd. (“Buffalo”), 6833268 Canada Inc. (“Subco”) and Sargold Resources Corporation (the “Company”), as such agreement may be or may have been modified or amended, is hereby confirmed, ratified, approved and adopted;

2.

the arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (“CBCA”) involving Buffalo, Subco and the Company set forth in the plan of arrangement (the “Plan of Arrangement”) attached as Schedule A to Arrangement Agreement, and as more particularly described and set forth in the Company’s Management Information Circular dated ●, 2007 (the “Information Circular”), as the Arrangement may be modified or amended, is hereby authorized, approved and adopted;

3.

any director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver Articles of Arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing;

4.

Notwithstanding that this resolution has been passed (and the arrangement adopted) by the shareholders of the company or that the arrangement may have been approved by the Supreme Court of British Columbia (the “Court”), the directors of the company are hereby authorized and empowered:

(a)

to amend the Arrangement Agreement and the Plan of Arrangement to the extent permitted by tile Arrangement Agreement; and/or

(b)

to decide not to proceed with the Arrangement or to otherwise give effect to this resolution at any time prior to the issue of a Certificate of Arrangement under the CBCA without further notice to or approval of the shareholders of the Company, and

5.

any officer or director of the company be and is hereby authorized and directed for and on behalf of the company to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

SCHEDULE C

REQUIRED REGULATORY APPROVALS

Canada

●

The granting of the Interim Order by the Court

●

The granting of the Final Order by the Court

●

Any required exemption orders from the provincial or territorial securities regulators to permit the resale of Buffalo Shares by recipients thereof under the Arrangement

●

Conditional approval of the TSXV to the Arrangement and the issuance of Buffalo Securities to be issued under the Arrangement

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

SCHEDULE D

SARGOLD SUBSIDIARIES

●

651030B.C. Ltd.

●

Gold Mines of Sardinia Pty. Ltd.

●

SGM Ricerche SpA

●

Mediterranean Gold Mines Pty. Ltd.

●

Euromining Pty. Ltd.

●

Sardinia Gold Mining SpA(1)

______________________________

(1) Sargold indirectly owns 90% of this company

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

SCHEDULE E

BUFFALO SUBSIDIARIES

●

Buffalo PNG Ltd.

●

Canon Investments Pty. Ltd.

●

Gold FX Limited

●

Murphy Uranium Pty. Ltd.

●

Gold Finance and Exploration Pty. Limited

●

Madison Enterprises (PNG) Ltd.(2)

_________________________________

(2) Buffalo owns 60% of this company

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

EXHIBIT 4.AT:    SHARE PURCHASE AGREEMENT BETWEEN THE COMPANY AND LONGVIEW CAPITAL PARTNERS INCORPRATRED DATED JANUARY 17, 2008

_____________________________________________________________________

THIS SHARE PURCHASE AGREEMENT made as of the 17th day of January, 2008.

BETWEEN:

LONGVIEW CAPITAL PARTNERS INCORPORATED of Vancouver, British Columbia

 (the “Vendor”)

AND:

BUFFALO GOLD LTD of Vancouver, British Columbia

(the “Purchaser”)

WHEREAS:

A.

The Vendors have agreed to sell and the Purchasers have agreed to purchase 5,724,500 common shares in the capital of the AMI Resources Inc. (the “Shares”).

THIS AGREEMENT WITNESSES that in consideration of the mutual covenants hereinafter contained, the parties agree as follows:

1.

INTERPRETATION

1.11

In this Agreement:

(a)

“Closing” means the completion of the transactions contemplated by this Agreement on the Closing Date;

(b)

“Closing Date” means January 17, 2008 or such other date as may be agreed upon by the parties; and

(c)

“Purchase Price” means $2,289,800.00 payable as specified in section 3.

1.2

In this Agreement, except as otherwise expressly provided:

(a)

“Agreement” means this agreement, including the preamble and any schedules hereto, as it may from time to time be supplemented or amended;

(b)

all references in this Agreement to a designated paragraph, section or other subdivision or to a schedule is to the designated paragraph, section or other subdivision of, or schedule to, this Agreement;

(c)

the words “herein”, “hereof” and “hereunder” and any words of similar import refer to this Agreement as a whole and not to any particular paragraph, section or other subdivision;

(d)

the headings of this Agreement are for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)

the singular of any term includes the plural and, vice versa, the use of any term is equally applicable to any gender and, where applicable, a body corporate, the word “or” is not exclusive and the word “including” is not limiting;

(f)

any accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles applicable to Canada; and

(g)

any dollar amount referred to in this Agreement is in lawful currency of Canada.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

2.

WARRANTIES AND REPRESENTATIONS

2.1

The Vendor represents, warrants and covenants that:

(a)

the Vendor is the registered and beneficial owner of the Shares;

(b)

the Shares are validly issued and outstanding as fully paid and non-assessable, are free and clear of all liens, charges and encumbrances and are free trading;

(c)

the Vendor has good and sufficient right and authority to enter into this Agreement and to perform their respective obligations hereunder; and

(d)

the Vendor is resident in Canada within the meaning of Section 116 of the Income Tax Act (Canada).

2.2

The Purchaser represents and warrants that it has good and sufficient right and authority to enter into this Agreement.

2.3

The representations and warranties set forth in section 2.1 shall be true at the time of Closing as if made at such time and shall survive the Closing for a period of 12 months from the Closing Date.

2.4

The representations and warranties set forth in section 2.2 shall be true at the time of Closing as if made at such time and shall survive the Closing for a period of 12 months from the Closing Date.

3.

PURCHASE AND SALE

3.1

In consideration of the Purchase Price and subject to the terms and conditions of this Agreement, the Vendor agrees to sell and the Purchaser agrees to purchase the Shares.

3.2

The Purchase Price shall be paid at the Closing by the delivery at the Closing of a certified cheque or trust cheque in the amount of the Purchase Price in the name of the Vendor.

4.

CLOSING

4.1

The Closing shall occur at the offices of the Vendor, Suite 2400-1111 West Georgia street, Vancouver, British Columbia, at 2:00 p.m. (Vancouver time) on the Closing Date.

4.2

At the Closing, the Vendor shall deliver to the Purchaser one or more certificates representing the Purchased Shares registered in the name of the Purchaser or its nominees

4.3

At the Closing, the Purchasers shall deliver to the Vendors the payment specified in section 3.2

5.

GENERAL

5.1

The parties shall execute and deliver or cause to be executed and delivered at any time all such agreements, transfers, instruments and writings and do and perform all such acts and things for the purpose of completing the transactions contemplated under this Agreement..

5.2

This Agreement shall be construed solely in accordance with the laws of British Columbia and the laws of Canada applicable therein.

5.3

This Agreement supersedes all prior agreements made between all or any of the parties relating to the subject matter of this Agreement.  This Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and assigns.

5.4

This Agreement may be signed by the parties in counterparts, all of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.  This Agreement may be delivered by fax.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written, notwithstanding its actual date of execution.

LONGVIEW CAPITAL PARTNERS INCORPORATED

Per:_____________________________________________

Authorized Signatory

BUFFALO GOLD LTD.

Per:_____________________________________________

Authorized Signatory

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

EXHIBIT 4.AU:  CONSULTING AGREEMENT DATED SETPEMBER 1, 2007 BETWEEN THE COMPANY, BRIAN R. MCEWEN AND BRIAN R. MCEWEN CONSULTING INC.

____________________________________________________________________________

CONSULTING AGREEMENT

THIS AGREEMENT made as of the 1st day of September, 2007

BETWEEN:

BUFFALO GOLD LTD., a body corporate incorporated under the laws of British Columbia, having its head office at 24th Floor, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3

(the “Company”)

OF THE FIRST PART

AND:

BRIAN R. MCEWEN CONSULTING INC., a body corporate incorporated under the laws of Alberta, having its head office at 536 Oakwood Place, Calgary, Alberta, T2V 0K3

(the “Consultant”)

OF THE SECOND PART

AND:

BRIAN R. MCEWEN, of 536 Oakwood Place, Calgary, Alberta, T2V 0K3

(the “Principal”)

OF THE THIRD PART

WHEREAS the Parties wish to enter into a written agreement which contains the agreed upon terms and conditions upon which the Consultant will provide the services of the Principal to the Company for their mutual benefit;

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this agreement and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties to this agreement do mutually covenant and agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

SECTION 1.1

DEFINITIONS

Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the following meanings:

(a)

“Business” means the business of the company conducted from time to time including, without limitation, the business of sourcing, financing and developing junior resource companies and the provision of merchant banking services to this sector;

(b)

“Business Day” means any day other than (i) a Saturday or Sunday; or (ii) a day on which chartered banks in Vancouver, Canada are required to be closed;

(c)

“Confidential Information” means any information, whether oral or written or otherwise recorded, which is non-public, proprietary or confidential information of or relating to the Company or the Business including, without limitation, (i) information, trade secrets or know-how as to customers, suppliers, mineral extraction or other processes, property, products or services of the Company, including those relating to research, development, manufacturing, purchasing, business or financial affairs, accounting, engineering, process engineering, marketing, merchandising or selling of products and services of the Company; (ii) any information relating to the relationship of the Company with any potential investments, client companies, limited partners, suppliers, principals, contacts or prospects of the Company as well as any information relating to the present or proposed business or projects of the Company; (iii) information, trade secrets and know-how which other persons shall require the Company and its employees, agents and consultants to treat as confidential; and (iv) all Intangible Property to the extent not included in the paragraphs (i), (ii) and (iii) above;

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(d)

“Intangible Property” means all discoveries, inventions, improvements, techniques, findings, reports, designs, programs, works of authorship, concepts and ideas, whether or not patentable or copyrightable, know-how and similar intangible property made, discovered, conceived, invented or improved by the Consultant during the course of its engagement by the Company, whether alone or with others and whether during regular working hours and through the use of the facilities and property of the Company or any affiliate or otherwise, which in any way relates to the Business or the Company;

(e)

“Parties” means the Company, the Consultant and the Principal; and

(f)

“Securities Market Regulator” means the TSX, TSX Venture Exchange, any Securities Commission in Canada or the United States, Market Regulation Services, or similar regulatory body.

SECTION 1.2

GENDER AND NUMBER

Words importing the singular include the plural and vice versa; and words importing gender include all genders.

SECTION 1.3

ENTIRE AGREEMENT AND WAIVER

This Agreement, together with the agreements and other documents delivered pursuant hereto, or concurrently herewith, constitute the entire understanding between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to the subject matter hereof and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth in this Agreement and in the agreements, instruments and other documents delivered pursuant hereto. No supplement, modification, amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provisions (whether or not similar) nor will such waiver constitute a continuing waiver unless expressly provided.

SECTION 1.4

ARTICLE AND SECTION HEADINGS

The Article and section headings contained herein are included for convenience of reference only, are not intended to be full or accurate descriptions of the content thereof and will not be considered to be part of this Agreement.

SECTION 1.5

APPLICABLE LAW

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

SECTION 1.6

CURRENCY

In this Agreement, all money amounts are expressed in the currency of Canada.

ARTICLE 2
TERM

SECTION 2.1

TERM

The engagement of the Consultant hereunder shall commence on September 1, 2007.  Such engagement and the provisions of this Agreement shall continue in effect indefinitely or until terminated in accordance with the provisions of this Agreement.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

ARTICLE 3
DUTIES OF CONSULTANT

SECTION 3.1

POSITION

The Company agrees to engage the Principal as its President and Chief Executive Officer, to serve in such capacity as the Company’s needs may, from time to time, require and as are made known to the Consultant by the Company or its authorized representatives.

SECTION 3.2

TIME REQUIRED

Throughout the term of this Agreement, the Principal agrees to:

(a)

devote sufficient time and effort to carry out the performance of his duties under this Agreement with the standard of care and diligence normally employed by a recognised professional performing work of a similar nature;

(b)

comply with all lawful instructions and directions given to the Consultant or the Principal by the Company or its authorized representatives, and

(c)

obey and carry out the by-laws of the Company, as well as all written rules, policies and practices now or hereafter established and amended from time to time by the Company for the conduct of its affairs.

Section 3.3

Description of Duties

Schedule “A” attached hereto contains a description of the duties and responsibilities of the Consultant but is not intended to be an exhaustive list of the Principal’s duties. The Consultant and the Principal understand that as the Company grows, the nature of the Principal’s functions may change in accordance with changes in the Company’s needs.

Section 3.4

 Compliance with Laws

The Consultant and the Principal will comply at all times during its employment with all requirements of any applicable federal, provincial, or local law, rule or regulation, including the policies of any Securities Market Regulator.

ARTICLE 4

COMPENSATION

Section 4.1

Compensation

The Consultant shall be entitled to the compensation and benefits set out in Schedule “B” attached hereto, payable in the manner outlined therein.

ARTICLE 5
TERMINATION

Section 5.1

Termination

Notwithstanding anything contained in this Agreement, the Parties agree that this Agreement and the engagement of the Consultant and the Principal may be terminated as follows:

(a)

immediately by the Company at its option, at any time, and without notice or pay in lieu of such notice, for cause; for the purposes of this Agreement, “cause” shall include, without limitation, the following:

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(i)

a breach by the Consultant or the Principal of this Agreement at any time;

(ii)

any action by the Consultant or the Principal constituting misconduct, dishonesty, or neglect in the performance of the Consultant’s or the Principal’s duties and responsibilities, a refusal to follow directions from the Company or a dereliction of the Consultant’s or the Principal’s duty or responsibility hereunder;

(iii)

conviction of the Consultant or the Principal of a criminal offence punishable by indictment;

(iv)

conviction of the Consultant or the Principal of a criminal offence punishable by summary conviction or any other conduct where such conviction or conduct brings into question the Consultant’s or the Principal’s ability to perform its duties under this Agreement honestly and effectively or where such conviction or conduct could adversely affect the reputation and goodwill of the Company; or

(v)

a determination by a Securities Market Regulator that the Consultant or the Principal is not suitable to be a director or officer of a public company;

(b)

by the Company at any time, in the event of the Principal’s death or “disability”, as such term is defined in any disability insurance policy of the Company or if no such policy is in place, disability shall mean mental or physical disability or serious illness of the Principal which results in the Principal being unable to substantially perform its duties for a continuous period of 90 days or for periods aggregating 180 days in any period of 365 days; or

(c) at any time by the either party upon thirty days written notice to the other.

Section 5.2

Effect of Termination

Upon termination of this Agreement, the engagement of the Consultant and the Principal shall be automatically terminated and the Consultant and the Principal shall have no claims against the Company, provided however that the Company shall promptly pay any consulting fee and any allowable expenses due as at the date of termination.

Section 5.3

Return of Materials

Upon termination of this Agreement, the Consultant and the Principal will immediately surrender to the Company all books, forms, files, client lists and all other materials concerning or belonging to the Company and all other property relating to the work done for the Company by the Consultant and the Principal or to the affairs of the Company generally, including, without limitation, any automobile and computer equipment owned or leased by the Company.  It is understood and agreed that these documents and goods are the exclusive property of the Company.

ARTICLE 6
RESTRICTIVE COVENANTS

Section 6.1

Restrictive Covenants

As a condition of this Agreement and the engagement of the Consultant by the Company hereunder, the Consultant and the Principal hereby agree to be bound by the provisions of Schedule “C” attached hereto and acknowledges that such schedule constitutes an integral part of this Agreement.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

ARTICLE 7
OTHER PROVISIONS

Section 7.1

Notices

Any notice or other writing required or permitted to be given hereunder by one Party to the other or otherwise for the purposes hereof (a “Notice”) will be in writing and will be sufficiently given if delivered, sent by prepaid overnight express service or courier or transmitted by facsimile:

(a)

in the case of a Notice to the Company, at:

24th floor, 1111 West Georgia Street

Vancouver, British Columbia V6E 4M3

Facsimile:  604-684-2990

Attention:  Chief Operating Officer

(b)

in the case of a Notice to the Consultant or the Principal, at:

536 Oakwood Place

Calgary, Alberta, T2V 0K3

Any Notice delivered to the Party to whom it is addressed as hereinbefore provided will be deemed to have been given and received on the day it is so delivered at such address, provided that if it was not received during business hours then the Notice will be deemed to have been given and received on the Business Day next following such day. Any Notice sent by overnight express or courier service as aforesaid will be deemed to have been given and received on the first Business Day after the sending thereof. Any Notice transmitted by facsimile or other form of recorded communication will be deemed to have been given and received on the first Business Day after its transmission.

Section 7.2

Further Assurances

The parties will, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated herein, and each party will provide such further documents and instruments required by the other party as may be reasonably necessary or desirable to effect the purposes of this Agreement and to carry out its provisions.

Section 7.3

Counterparts and Execution by Facsimile

This Agreement may be executed by the parties in any number of separate counterparts each of which, when so executed and delivered, will be an original, but all such counterparts will together constitute one and the same instrument. This Agreement may be executed by facsimile.

Section 7.4

Non-Waiver

No waiver of any condition, in whole or in part, will be continuing unless it will so explicitly state, nor operate as a waiver of any other condition. No waiver will be valid unless in writing and signed by the party granting such waiver.

Section 7.5

Severability

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof will continue in full force and effect.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

Section 7.6

Successors and Assigns

This Agreement is personal to the Consultant and the Principal and may not be assigned by the Consultant and the Principal without the prior written consent of the Company, which consent may be unreasonably withheld.  Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the parties and their respective successors, heirs, executors, administrators, personal representatives and permitted assigns.

Section 7.7

Third Party Rights

Except as specifically provided in this Agreement, nothing in this Agreement, express or implied, is intended to confer on any person other than the parties and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, including, without limitation, third party beneficiary rights.

Section 7.8

Relationship

The Consultant is an independent contractor and nothing herein shall be considered to make the Consultant or the Principal an agent, employee or servant of the Company.

Section 7.9

Indemnity

The Consultant and the Principal shall indemnify and hold harmless the Company, its officers, directors and employees from any and all claims, demands, suits, actions, proceedings, loss, cost, and damages, including any reasonable attorneys’ fees and/or litigation expenses, caused by any wilful misconduct or negligence of the Consultant and the Principal, their agents, representatives, or subcontractors, in connection with the performance of this Agreement.

Section 7.10

Arbitration

Any dispute arising out of or relating to the application or interpretation of this Agreement shall be submitted to binding arbitration in accordance with the provisions of the Commercial Arbitration Act of British Columbia except for any dispute arising from Section 6.1 and the provisions of Schedule “C” attached hereto.

Section 7.11

Independent Legal Advice

The Consultant and the Principal acknowledge that they:

(a)

have been advised to and has either sought, or waived his right to seek, independent legal counsel in connection with this Agreement;

(b)

fully understand the nature and effect of the provisions of this Agreement and their obligations and rights hereunder; and

(c)

are executing this Agreement of their own volition in a free and enlightened manner, and without fear, threats, compulsion, duress or influence by any person.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

IN WITNESS WHEREOF the parties have hereunto duly executed this Agreement.

BUFFALO GOLD LTD.

Per:

_____________________________

Authorized Signatory

BRIAN R. MCEWEN CONSULTING INC.

Per:

______________________________

Authorised Signatory

SIGNED, SEALED AND DELIVERED

in the presence of:

)

)

___________________________________)

_______________________________

Witness

)

BRIAN R. MCEWEN

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

SCHEDULE “A”

Description of Responsibilities

Carry out all tasks and be responsible for all duties customarily expected of the President and the Chief Executive Officer of a public company of the stature and in the same industry sector as the Company

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

SCHEDULE “B”

Compensation

Consulting Fee

During the term of this agreement, the Company shall pay to the Consultant an annual consulting fee of CAD$212,600 payable monthly in equal instalments.

Moving Expenses

The Company shall reimburse the Consultant forthwith for all proper and reasonable out-of-pocket expenses associated with the Principal’s move of his residence from Calgary, Alberta to Vancouver, British Columbia.

Expenses

The Company shall reimburse the Consultant forthwith for all proper and reasonable out-of-pocket expenses actually incurred by the Consultant in the performance of its duties hereunder upon presentation of supporting statements, receipts or vouchers provided that any specific expense exceeding CAD$20,000 must be authorised in advance by the Company.

Taxes

The Consultant shall be responsible for paying and remitting to all applicable authorities all taxes, contributions, premiums, levies and deductions of any kind required by law in respect of his remuneration hereunder and shall indemnify and hold harmless the Company, its officers, directors and employees from any and all claims, demands, suits, actions, proceedings, loss, cost, and damages, including any reasonable attorneys’ fees and/or litigation expenses as a result of failing to so pay or remit.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

SCHEDULE “C”

Confidentiality, Ownership of Property and Non-Competition/Non-Solicitation Covenants

1.

Obligation of Confidentiality

(a)

The Consultant acknowledges that he will both create, on behalf of the Company, and acquire, Confidential Information that is the property of the Company.

(b)

The Consultant agrees that disclosure of any Confidential Information or any use of the Confidential Information other than on behalf of or for the direct benefit of the Company is and will be highly detrimental to the Company and that the right to maintain the confidentiality of the Confidential Information constitutes a proprietary right which the Company is entitled to protect or is an obligation which the Company must observe.  Accordingly, the Consultant hereby agrees that, during the term of his engagement hereunder and thereafter:

(i)

he shall keep confidential all of the Confidential Information for the exclusive benefit and use of the Company and will faithfully do all in the Consultant’s power to assist the Company in keeping the Confidential Information confidential until the Company shall make the same public either by obtaining patent rights, copyrights or otherwise;

(ii)

he shall not, directly or indirectly, disclose or divulge any of the Confidential Information to any person, firm, corporation or other entity of any kind whatsoever; and;

(iii)

he shall not, directly or indirectly, either individually or in partnership with, or jointly with one or more persons, firms, corporations or any other entity of any kind whatsoever as principal, agent, employee, shareholder or in any other capacity or manner whatsoever, use any of the Confidential Information other than on behalf of or for the direct benefit of the Company and the Business.

(c)

The parties agree that Confidential Information does not include:

(i)

information already known to the Consultant without breach of this Agreement, before its disclosure by the Company to the Consultant or documents or information independently developed by or for the Consultant before his engagement by the Company;

(ii)

information available to the public or in the public domain at the time of such disclosure or use, without breach of this Agreement;

(iii)

information the disclosure of which is:

(A)

required to be made pursuant to any law, regulation, governmental body or authority;

(B)

required to be made to a court which is determining the rights of any party under this Agreement or any other ancillary agreement to which the parties are also parties.

(d)

Notwithstanding the foregoing, the Consultant may disclose the Company’s Confidential Information, where such disclosure is made to the Company’s employees, agents, advisors, consultants and other representatives of the Company who, in the opinion of the Consultant, acting reasonably, need to receive the Confidential Information in connection with the carrying out of some duty or service on behalf of the Company and such Confidential Information has been disclosed only for such purpose.

2.

Ownership of Property

(a)

The Consultant agrees to fully and freely communicate to the Company, and the Consultant assigns to the Company, all Intangible Property.

(b)

All Intangible Property shall be the sole and exclusive property of the Company and, upon its request at any time or from time to time, the Consultant shall deliver to the Company all designs, drawings, sketches, models, prototypes, notes and other data and records relating to the Intangible Property that may be in his possession or otherwise available to him.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

(c)

The Consultant hereby represents and warrants to the Company that he does not currently have any Intangible Property that have not been assigned to the Company and, to the extent that such representation and warranty is incorrect in any way, the Consultant hereby sells, assigns and transfers to the Company any and all Intangible Property which the Consultant currently possesses.

3.

Waiver of Moral Rights

The Consultant hereby waives all moral rights whether now existing or arising during the term of this Agreement and any similar rights to any works and Intangible Property developed during the course of this Agreement.  The waiver of such rights is made in favour of the Company and any assignee, licensee, purchaser, lender or other party claiming an interest under or through the Company or under any agreement entered into by the Company.

4.

Non-Solicitation

The Consultant agrees that he will not, without the prior written consent of the Company, during the term of its engagement with the Company and for a period of six (6) months thereafter:

(a)

directly or indirectly solicit, interfere with or endeavour to direct or entice away from the Company any customer or any person, firm or corporation in the habit of dealing with the Company, and/or the Business; or

(b)

The Consultant covenants and agrees that he will not, for a period of 6 months immediately following the termination of his engagement with the Company for any reason, either directly or indirectly solicit, induce, recruit or encourage any of the Company’s employees or consultants to leave their employment or to alter their relationship with the company in any way, nor will he attempt to solicit, induce, recruit, encourage or take away employees or consultants for any other person or entity.

5.

Survival of Provisions

The provisions of this Schedule “C” shall survive the termination of this Agreement and shall remain in full force and effect thereafter.

6.

Reasonableness of Provisions

(a)

Given the nature of the Company’s business and its interest in protecting its confidential information and intangible property, the Consultant hereby acknowledges and agrees that all covenants, provisions and restrictions contained in Schedule “C” are reasonable and valid and all defences to the strict enforcement thereof by the Company are waived by the Consultant.

It is understood by the Parties hereto that the covenants in this Schedule “C” by the Consultant are essential elements to this Agreement and that, but for the agreement of the Consultant to enter into such covenants, the Company would not have employed the Consultant.

(b)

The Consultant further acknowledges and agrees that in the event of a violation of the covenants, provisions and restrictions contained in this Schedule “C”, the Company shall be authorized and entitled to obtain from any court of competent jurisdiction preliminary and permanent injunctive relief and an accounting of all profits and benefits arising out of such violation, which rights and remedies shall be cumulative and in addition to any other rights or remedies to which the Company may be entitled.  The parties recognize that the Company could not adequately be compensated for damages by a monetary award in the event of a breach of the covenants, provisions and restrictions contained in this Schedule “C”.

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 27th day of June, 2008

BUFFALO GOLD LTD.

/s/ Brian McEwen

Per: Brian McEwen

Title:  President and Chief Executive Officer

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian R. McEwen, certify that:

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

Date:  June 27, 2008

/s/ Brian R. McEwen

_______________________

Brian R. McEwen, Chief Executive Officer

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

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

Date:  June 27, 2008

/s/ Simon Anderson

________________________________

Simon Anderson, Chief Financial Officer

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

Page E-99.1

Certification Pursuant to 18 U.S.C. Section 1650, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Brian R. McEwen, President and Chief Executive Officer of Buffalo Gold Ltd. (the “Company”), certify that to the best of my knowledge:

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

/s/ Brian R. McEwen

Brian R. McEwen

Chief Executive Officer

June 27, 2008

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________

Page E-99.2

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

/s/ SIMON J. ANDERSON

Simon J. Anderson

Chief Financial Officer

June 27, 2008

______________________________________________________________________________________________________

Buffalo Gold Ltd.  December 31, 2007 20F

______________________________________________________________________________________________________